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EXPLANATORY STATEMENT (IN COMPLIANCE WITH SECTION 426(2) OF THE COMPANIES ACT 1985)
SCHEDULE 1 FINANCIAL STATEMENTS

Exhibit T3E

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. THIS DOCUMENT HAS BEEN PREPARED IN CONNECTION WITH PROPOSED SCHEMES OF ARRANGEMENT PURSUANT TO SECTION 425 OF THE COMPANIES ACT 1985. THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985 AND THE TERMS OF THE SCHEMES. It is being sent to persons who are Scheme Creditors and Scheme Shareholders at the date of this document. If you have assigned, sold, or otherwise transferred, or assign, sell or otherwise transfer, your Senior Notes or Scheme Shares before the Record Date you must forward a copy of this document to the person or persons to whom you have assigned, sold or otherwise transferred, or assign, sell or otherwise transfer, your Senior Notes or Scheme Shares. If you are in any doubt as to any aspect of these proposals and/or about the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if elsewhere, seek another appropriately authorised independent financial adviser.

This document is accompanied by certain Forms of Proxy. It is important that you read this document carefully for information about the Schemes and that you complete and return the relevant Forms of Proxy. Further copies of this document can be obtained from Luxfer Holdings PLC, The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom (Ref. Linda Frances Seddon).

REORGANISATION PROPOSAL IN RELATION TO TWO SCHEMES OF ARRANGEMENT
pursuant to section 425 of the Companies Act 1985

between

LUXFER HOLDINGS PLC
(incorporated and registered in England and Wales with number 3690830)

and firstly its

Scheme Creditors

and secondly its

Scheme Shareholders

(as defined in this document)

A meeting of Scheme Creditors to consider and, if thought fit, approve the Noteholder Scheme will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 commencing at 9:30 a.m. A meeting of the Ordinary Management Shareholders to consider and, if thought fit, approve the Shareholder Scheme will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 commencing at 10:00 a.m. (or as soon thereafter as the Scheme Creditors Meeting has concluded). A meeting of the Ordinary Non-Management Shareholders to consider and, if thought fit, approve the Shareholder Scheme will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 commencing at 10:30 a.m. (or as soon thereafter as the Ordinary Management Shareholders' Scheme Meeting has concluded). A meeting of the Preference Management Shareholders to consider and, if thought fit, approve the Shareholder Scheme will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 commencing at 11:00 a.m. (or as soon thereafter as the Ordinary Non-management Shareholders' Scheme Meeting has concluded). A meeting of the Preference Non-Management Shareholders to consider and, if thought fit, approve the Shareholder Scheme will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 commencing at 11:30 a.m. (or as soon thereafter as the Preference Management Shareholders' Scheme Meeting has concluded). Notices convening the Scheme Creditors' Meeting and the Shareholders' Scheme Meetings are set out in Appendices VII and VIII to this document respectively. Instructions about actions to be taken by Scheme Creditors, Non-Management Shareholders and Management Shareholders preceding the Scheme Meetings are set out in Appendices I, II and III respectively and summarised on pages 59 and 60. Whether or not Scheme Creditors intend to attend the Scheme Creditors' Scheme Meeting, Non-Management Shareholders and Management Shareholders intend to attend the Shareholders' Scheme Meetings, they are requested to complete, execute and return the appropriate Forms of Proxy which accompanies this document in accordance with the instructions printed thereon as soon as possible, but, in any event, it is recommended that the Forms of Proxy be submitted so that they are received no later than 5:00 p.m. on 18 January 2007.

The statements contained in this document are made as at the date of this document, unless another time is specified in relation to them, and delivery of this document shall not give rise to any implication that there has not been any change in the information set out in this document since that date.

Nothing contained in this document shall constitute a warranty or guarantee of any kind, express or implied, and nothing contained in this document shall constitute any admission of any fact or liability on the part of the Company or any affiliate of the Company with respect to any asset to which it or they may be entitled or any claim against it or them. Without prejudice to the generality of the foregoing, nothing in the Schemes or the Explanatory Statement or the distribution thereof evidences to any person, or constitutes any admission by the Company, that a liability is owed to any person in respect of any claim or that any person is or may be a Scheme Creditor or a Scheme Shareholder.

No person has been authorised by the Company to make any representations concerning the Schemes which are inconsistent with the statements contained in this document and, if made, such representations may not be relied upon as having been so authorised. This document is issued solely in connection with the Schemes.

See Part Six of this document for a description of certain risks associated with the implementation of the Reorganisation and that may affect the operating results, financial position of the Company and/or trading price of the New Notes, New Ordinary Shares or Deferred Shares.

If the Noteholder Scheme is approved by the Scheme Creditors and the Shareholder Scheme is approved by the Scheme Shareholders, a hearing before the Court will be necessary in order to sanction the approved Schemes. All persons who are Scheme Creditors and Scheme Shareholders at the time of the Voting Date are entitled to attend the Court hearing in person or through counsel to support or oppose the sanctioning of the Schemes. It is expected that the Court hearing will be held on 2 February 2007 at the Royal Courts of Justice, Strand, London WC2A 2LL. Following approval of the Noteholder Scheme by the Scheme Creditors and the Shareholder Scheme by the Scheme Shareholders, notice of the hearing to sanction the Schemes will be published in The Financial Times, The London Gazette and d'Wort and/or another national daily newspaper.

Close Brothers Corporate Finance Limited ("Close Brothers") are advising the Company and no-one else in connection with aspects of the Reorganisation and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in connection with the Reorganisation.

This document does not constitute an offer to sell or the solicitation of an offer to buy any shares or securities in any jurisdiction. Further important information is set out under "Important Notice" on pages 14 to 17.

The New Ordinary Shares, Deferred Shares and New Notes to be issued or converted and delivered pursuant to the Schemes in exchange for the previously outstanding equity and debt securities issued by the Company will be issued or converted and delivered in reliance on exemptions from the registration requirements of the US Securities Act, including that provided in Section 3(a)(10) thereof. As a result, such securities have not been and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. Affiliates of Luxfer prior to or after the completion of the Schemes will be subject to timing, manner of sale and volume restrictions on the sale of their New Ordinary Shares, Deferred Shares, and New Notes delivered under the Schemes in consideration for the previously outstanding equity and debt issued by the Company received in connection with the Schemes under Rule 145(d) of the US Securities Act.

An application is expected to be made to list the New Notes on the Euro MTF segment of the Luxembourg Stock Exchange or for admission of the New Notes to listing on the Official List of the UK Listing Authority and to trading on the Professional Securities Market of the London Stock Exchange plc, or for listing on any other comparable securities exchange. The Company does not intend to apply for a listing of the New Ordinary Shares and Deferred Shares that will be delivered in connection with the Schemes on any national securities exchange or for their quotation on any automated quotation system. The Company cannot assure you that any active trading market will develop for the New Notes or the New Ordinary Shares and Deferred Shares. See Part Six of this document for "Risk Factors—Risks Relating to the New Notes—Absence of a Public Market for the New Notes—Holders of the New Notes cannot be sure that an active trading market will develop for the New Notes" and "Risk Factors—Risks Relating to the New Ordinary Shares and Deferred Shares—Absence of a Public Market for the New Shares—There will be no active trading market for the New Shares".

HELPLINE

If you are (or think you may be) a Scheme Creditor, a Non-Management Shareholder or a Management Shareholder and you have any questions relating to this document or the completion of the relevant Forms of Proxy, please contact Jonathan Trower or Charles Noel-Johnson at Close Brothers on telephone number 020 7655 3100 between 9.30 a.m. and 5.30 p.m. London time Monday to Friday (excluding public holidays). You will be able to leave a message outside normal working hours or if the relevant staff are occupied.

Please note that Close Brothers will not be able to give, amongst other things, financial advice or advice on the merits of the Reorganisation.

ARE YOU A SCHEME CREDITOR?

Scheme Creditors are the persons with the ultimate beneficial interest in the 10.125% senior notes of the Company due in 2009, as further defined in this document.

Please see Appendix I to this document for a detailed description of the action to be taken by Scheme Creditors, other than Luxfer Group Limited.

ARE YOU A NON-MANAGEMENT SHAREHOLDER?

A person is a Non-Management Shareholder for the purpose of the Shareholder Scheme if that person is a holder of Ordinary Shares in the Company or Preference Shares in the Company and is not a Management Shareholder.

Please see Appendix II to this document for a detailed description of the action to be taken by Non-Management Shareholders.

ARE YOU A MANAGEMENT SHAREHOLDER?

The following persons only are Management Shareholders: (i) Brian Purves; (ii) Stephen Williams; (iii) BG Purves Retirement Trust; (iv) Christopher Dagger; (v) Linda Seddon; (vi) Andrew Butcher; (vii) Dick Hirons; (viii) Duncan Banks; (ix) James Gardella; (x) John Dibble; (xi) John Rhodes; (xii) Neil Kershaw; (xiii) Robert Bailey; and (xiv) Halifax EES Trustees International Limited, Trustees of the ESOP.

Please see Appendix III to this document for a detailed description of the action to be taken by Management Shareholders.

DATED: 20 DECEMBER 2006

EXPLANATORY STATEMENT

(IN COMPLIANCE WITH
SECTION 426(2) OF THE COMPANIES ACT 1985)

CONTENTS

	ITEM	PAGE
	DEFINITIONS	5
	IMPORTANT NOTICE	14
	EXPECTED TIMETABLE OF PRINCIPAL EVENTS	18
PART ONE:	LETTER FROM CHAIRMAN, LUXFER HOLDINGS PLC	19
PART TWO:	EXPLANATORY STATEMENT	25
PART THREE:	DESCRIPTION OF THE NEW NOTES	61
PART FOUR:	UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS	96
PART FIVE:	SCHEMES OF ARRANGEMENT	110
PART SIX:	ADDITIONAL INFORMATION	131
APPENDIX I:	INSTRUCTIONS TO SCHEME CREDITORS FOR THE SCHEME CREDITORS' MEETING	203
APPENDIX II:	INSTRUCTIONS TO NON-MANAGEMENT SHAREHOLDERS FOR THE ORDINARY NON-MANAGEMENT SHAREHOLDERS' SCHEME MEETING AND/OR THE PREFERENCE NON-MANAGEMENT SHAREHOLDERS' SCHEME MEETING	207
APPENDIX III:	INSTRUCTIONS TO MANAGEMENT SHAREHOLDERS FOR THE ORDINARY MANAGEMENT SHAREHOLDERS' SCHEME MEETING AND/OR THE PREFERENCE MANAGEMENT SHAREHOLDERS' SCHEME MEETING	210
APPENDIX IV:	INSTRUCTIONS TO ORDINARY SHAREHOLDERS FOR THE EGM	213
APPENDIX V:	INSTRUCTIONS TO ORDINARY SHAREHOLDERS FOR THE ORDINARY SHAREHOLDERS' CLASS MEETING	215
APPENDIX VI:	INSTRUCTIONS TO PREFERENCE SHAREHOLDERS FOR THE PREFERENCE SHAREHOLDERS' CLASS MEETING	217
APPENDIX VII:	NOTICE OF SCHEME CREDITORS' MEETING	219
APPENDIX VIII:	NOTICE OF SHAREHOLDERS' SCHEME MEETINGS	220
APPENDIX IX:	NOTICE OF EXTRAORDINARY GENERAL MEETING	222
APPENDIX X:	NOTICE OF ORDINARY SHAREHOLDERS' CLASS MEETING	224
APPENDIX XI:	NOTICE OF PREFERENCE SHAREHOLDERS' CLASS MEETING	225
APPENDIX XII:	SCHEME CREDITORS' ADMISSION FORM AND PROXY FORM	226
APPENDIX XIII:	ORDINARY NON-MANAGEMENT SHAREHOLDERS' ADMISSION FORM AND PROXY FORM	234
APPENDIX XIV:	PREFERENCE NON-MANAGEMENT SHAREHOLDERS' ADMISSION FORM AND PROXY FORM	237
APPENDIX XV:	ORDINARY MANAGEMENT SHAREHOLDERS' ADMISSION FORM AND PROXY FORM	240
APPENDIX XVI:	PREFERENCE MANAGEMENT SHAREHOLDERS' ADMISSION FORM AND PROXY FORM	243

DEFINITIONS

The following definitions shall apply to words and phrases used in this document except in the Schemes set out in Part Five of this document or where the context requires otherwise:

"Additional New Notes"	means the additional New Notes of an aggregate principal amount of £3.05 million to be issued by the Company to Noteholders, other than Luxfer Group Limited, who either are (i) qualified institutional buyers as defined under Rule 144A under the US Securities Act who have agreed to purchase such New Notes in a transaction not subject to the registration requirements of the Securities Act or (ii) "qualified investors" within the meaning of Directive 2003/71/EC as implemented in the relevant EU member state who have agreed to purchase such New Notes in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the US Securities Act;
"Agreed Share Entitlement"	means a Share Entitlement which has been agreed by the Company in accordance with clauses 4.19 and 4.21 of the Noteholder Scheme;
"Articles of Association"	means the current articles of association of the Company adopted by the Company on 8 April 1999 as amended by a special resolution of the shareholders of the Company on 17 August 2000;
"B A Tubes"	means the operating business of the speciality aluminium division, the legal entity of which is BA Tubes Limited;
"B Preference Shares"	means the redeemable cumulative B preference shares of £1 each in the share capital of the Company;
"B Preference Shareholder"	means a registered holder of one or more B Preference Shares;
"Bare Trustee"
means a special purpose vehicle to be set up by the Company to act as bare trustee on behalf of the Scheme Creditors other than Luxfer Group Limited and, where appropriate, the ESOP, in connection with the Schemes, pursuant to the Schemes and the Bare Trustee Appointment Agreement;
"Bare Trustee Appointment Agreement"	means the Bare Trustee Appointment Agreement to be entered into between the Company and the Bare Trustee;
"Board" or "Directors"	means the directors of the Company, from time to time, the names of the current directors being set out in section E of Part Six of this document;
"Business Day"	means a day (excluding Saturday or Sunday or public holidays) on which banks in England and Wales generally are open for the transaction of normal banking business;
"Cash Proceeds"
means a sum of £8.5 million in cash (comprising part of the Interest Payment) to be paid by the Bare Trustee (acting on behalf of the Scheme Creditors, other than Luxfer Group Limited) to the Non-Management Shareholders, as consideration for the sale of 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares by the Non-Management Shareholders to the Bare Trustee (acting on behalf of the Scheme Creditors, other than Luxfer Group Limited) and to pay stamp duty costs related thereto;
"Class Meeting Form of Proxy"	means, as applicable, the Ordinary Shareholders' Class Meeting Form of Proxy and the Preference Shareholders' Class Meeting Form of Proxy;

"Clearing System"	means Euroclear and Clearstream;
"Clearstream"	means Clearstream Banking, société anonyme;
"Close Brothers"	means Close Brothers Corporate Finance Limited;
"Committee"
means the informal ad hoc committee of Noteholders from time to time, currently comprising Avenue Europe International Ltd., Avenue Europe Investments L.P., Cypress Management Advisors, LLC, ORN European Debt Fund, L.P., and Standard Life Investments;
"Committee's Advisers"	means Houlihan Lokey Howard & Zukin and Bingham McCutchen LLP;
"Common Depositary"	means The Bank of New York as common depositary for Euroclear and Clearstream with respect to the depositary interests issued with respect to the Senior Notes;
"Companies Act"	means the Companies Act 1985, as amended;
"Company"	means Luxfer Holdings PLC, a public limited company incorporated in England and Wales with registered number 3690830;
"Company's Advisers"	means Close Brothers and Cleary Gottlieb Steen & Hamilton LLP;
"Consenting Noteholders"	means certain holders of the Senior Notes as defined in the Reorganisation Agreement;
"Court"	means the High Court of Justice in England and Wales;
"Credit Facility" / "Facility Agreement"	means the revolving credit facility of up to £45 million described in Part Six of this document;
"Creditor"	means a creditor of the Company, whether actual or contingent;
"Custodian"	means The Bank of New York, London Branch, as custodian with respect to the Senior Notes in global form;
"Deed of Release"
means the deed of release in favour of the Company, the Company's Advisers, the Consenting Noteholders, the Committee and the Committee's Advisers to be executed by the Depositary for itself and on behalf of all the Scheme Creditors, and The Bank of New York, London Branch, in its capacity as the Custodian, Common Depositary and Trustee, pursuant to the Noteholder Scheme;
"Deferred Shareholders"	means the registered holders of one or more Deferred Shares;
"Deferred Shares"	means the deferred shares of £0.0001 each in the share capital of the Company, and such further deferred shares to be allotted pursuant to the Reorganisation;
"Deposit Agreement"	means the Book-Entry Deposit Agreement dated as of 9 April 1999 between the Company, the Depositary, the Custodian and the Holder and Beneficial Owners referred to therein;
"Depositary"	means The Bank of New York Trust Company (Cayman) Limited, as Book-Entry Depositary (as defined in the Indenture);
"Direct Participant"
means a person, such as a bank or brokerage firm, which has a participant account with Euroclear or Clearstream and is recorded in the books of the relevant Clearing System as a holder of an interest in the Senior Notes in the form of a book-entry interest in a depositary interest in such Senior Notes;

"Disputed Share Entitlement"	means a Scheme Claim which has been rejected by the Company in accordance with clause 4.26 of the Noteholder Scheme;
"Distribution Notice"	means a distribution notice in the form attached as Appendix XX;
"EBITDA"	means earnings before interest, taxes, depreciation, and amortisation;
"Effective Date"
means, with respect to each of the Schemes, the date on which the office copy of the order of the Court sanctioning the Scheme pursuant to section 425 of the Companies Act is delivered to the Registrar of Companies in England and Wales for registration, which is expected to be on or about 6 February 2007;
"Effective Time"	means the time when both the Schemes have come into effect (the Effective Date having occurred in respect of each of them);
"EGM"	means the extraordinary general meeting of Ordinary Shareholders to be convened on 23 January 2007, to be held for the purposes of approving the EGM Resolutions;
"EGM Form of Proxy"	means the form of proxy for use by Ordinary Shareholders in connection with the EGM, attached as Appendix XVII to this document;
"EGM Resolutions"
means resolutions of the Ordinary Shareholders approving, firstly, conditional on the Schemes being sanctioned by the Court, an amendment to the articles of association of the Company to permit transfers of Ordinary Shares and Preference Shares between certain Management Shareholders, the ESOP and certain MIP Members on the Interim Day by way of a special resolution, and secondly, upon the Effective Date, the adoption of the New Articles of Association by way of a special resolution, the conversion of Ordinary Shares and Preference Shares into a combination of New Ordinary and Deferred Shares by way of an ordinary resolution, the cancellation of the authorised but unissued Ordinary Share capital of the Company by way of an ordinary resolution, and certain other resolutions as described in paragraph 7 of Part Two of this document;
"Electronic Voting Instructions"
means any of an authenticated SWIFT message, Euclid server or Cedcom Instruction (to the effect set out in "Procedures for delivery of Electronic Voting Instructions"), which must be submitted by Direct Participants in accordance with the requirements of the relevant Clearing System;
"Elektron"	means the division incorporating both the Group's zirconium (MEL Chemicals) operations and magnesium (Magnesium Elektron) operations;
"ESOP"	means the employee benefit trust known as The Luxfer Group Employee Share Ownership Plan 1997 established by the Company with Halifax EES Trustees International Limited as trustees;
"ESOP Share Payment"
means a sum of £50,131 to be paid, in the first instance by the ESOP to the Bare Trustee, to be utilised by the Bare Trustee (acting on behalf of the ESOP) to purchase certain Scheme Shares from the Non-Management Shareholders;
"Euroclear"	means Euroclear Bank S.A. / N.V., as operator of the Euroclear system;

"Explanatory Statement"	means the statement set out at Parts One and Two of this document in accordance with section 426(2) of the Companies Act;
"Facilities"	means financing facilities of the Group, including those facilities listed in Part Six of this document;
"Form of Noteholders' Proxy"	means the form of proxy for use by Scheme Creditors in connection with the Scheme Creditors' Meeting, attached as Appendix XII to this document;
"Form of Shareholders' Proxy"	means the form of proxy for use by Scheme Shareholders in connection with the Shareholders' Scheme Meetings, attached in Appendices XIII, XIV, XV and XVI to this document;
"Forms of Proxy"	means, as applicable, the Form of Noteholders' Proxy and the Form of Shareholders' Proxy;
"FY 2004"	means the financial year ended 31 December 2004;
"FY 2005"	means the financial year ended 31 December 2005;
"Gas Cylinders division"	means the division of the Group's businesses that trade as Luxfer Gas Cylinders and Superform;
"Group"	means the Company and its Subsidiaries from time to time;
"IFRS"	means International Financial Reporting Standards as adopted for use in the European Union;
"Indenture"	means the indenture under which the Senior Notes were issued, dated as of 9 April 1999, between the Company and the Trustee;
"Inter-company Loan Agreement"	means an agreement to be entered into between Luxfer Group Limited (as lender) and the Company (as borrower);
"Interest Payment"
means a sum of cash in full and final settlement of the outstanding interest due under the Senior Notes from 2 May 2006 to the Effective Date and cancellation of all rights and claims in respect thereof; such aggregate cash sum calculated as £8.5 million, plus a further aggregate sum of £18,379.7192 per day for each day from 1 November 2006 to the Effective Date (inclusive);
"Interim Day"	means the first Business Day immediately after the Court has sanctioned the Schemes and immediately preceding the Effective Date;
"Intermediary"
means a person such as a stockbroker, an investment manager or nominee company that holds an interest in the Senior Notes on behalf of another person and who is not or (as appropriate) was not a Direct Participant in respect of that interest;
"Initial Transfers"	mean transfers of shares between certain Management Shareholders, the ESOP and certain MIP Members on the Interim Day, as described in paragraph 21 of Part Two of this document;
"Investment Agreement"	means the investment agreement relating to the Company dated 9 April 1999 between Ian Bannochie McKinnon Esq., and others, the Investors (as defined therein), the Company and Luxfer Group Limited;
"LGL 1996 Limited"	means LGL 1996 Limited, a private company registered in England and Wales with registration number 3034136;
"Luxfer Group Limited"	means Luxfer Group Limited, a private company registered in England and Wales with registration number 3944037;

"Luxfer Group 2000 Limited"	means Luxfer Group 2000 Limited, a private company registered in England and Wales with registration number 4027006;
"Magnesium Elektron"	means the magnesium operations of the Elektron division of the Group;
"Management Incentive Plan"
means a management incentive plan to be adopted by the Company which is to be implemented pursuant to the Reorganisation with effect from the Effective Date and to which the MIP Members will be required to contractually adhere by means of the Management Undertaking;
"Management Shareholders"
means the following Shareholders holding Ordinary Shares and/or Preference Shares: (i) Brian Purves; (ii) Stephen Williams; (iii) BG Purves Retirement Trust; (iv) Christopher Dagger; (v) Linda Seddon; (vi) Andrew Butcher; (vii) Dick Hirons; (viii) Duncan Banks; (ix) James Gardella; (x) John Dibble; (xi) John Rhodes; (xii) Neil Kershaw; (xiii) Robert Bailey; and (xiv) Halifax EES Trustees International Limited, Trustees of the ESOP;
"Management Undertaking"	means the agreement to be entered into between the Company and each MIP Member;
"Mel Chemicals"	means the zirconium chemical operations of the Elektron division of the Group;
"MIP EBITDA"	has the meaning given to EBITDA in the Management Incentive Plan;
"MIP Members"
means all Management Shareholders and (i) Peter Haslehurst; (ii) Edward Haughey; (iii) Andrew Beaden, (iv) David Rix; (v) Michael Edwards; (vi) Bruno Arfaoui; (vii) Simon Tarmey; (viii) Graham Wardlow; (ix) Christopher Barnes; (x) Peter Moles; and, after the Effective Date, certain other senior managers of members of the Group from time to time;
"New Articles of Association"	means the articles of association of the Company to be adopted on the Effective Date and reflecting, inter alia, the new capital structure of the Company post-Reorganisation;
"New Indenture"	means the indenture under which the New Notes will be issued, to be dated as of the Effective Date between the Company and the Trustee;
"New Notes"
means notes of the Company due in 2012 to be issued pursuant to the Noteholder Scheme under the terms and conditions of the New Indenture in minimum denominations of £1.00 each and integral multiples of £1.00 in excess thereof, the terms of which are more fully described in Part Three of this document;
"New Ordinary Shares"	means ordinary shares of £1 each in the share capital of the Company resulting from the conversion of certain Ordinary Shares and Preference Shares of the Company pursuant to the Schemes;
"Non-Management Shareholders"	means Ordinary Shareholders and Preference Shareholders other than MIP Members;
"Non-Scheme Creditor"	means any Creditor other than a Scheme Creditor;

"Noteholder"
means the person with the ultimate beneficial interest in any Senior Notes (including in the form of a book-entry interest in a depositary interest in such Senior Notes), as well as (without limitation), all and any rights and authorities given to them by the Depositary pursuant to an undertaking in this regard and/or pursuant to the Indenture;
"Noteholder Scheme"
means a scheme of arrangement between the Company and the Scheme Creditors pursuant to section 425 of the Companies Act in the form set out in Part Five of this document, with any modification, addition or condition that the Court may think fit to approve or impose;
"Ordinary Management Shareholders"	means Management Shareholders who hold Ordinary Shares;
"Ordinary Management Shareholders' Scheme Meeting"
means a meeting of Ordinary Management Shareholders to approve the Shareholder Scheme convened by order of the Court for 10:00 a.m. on 23 January 2007, notice of which is set out in Appendix VIII to this document, and any adjournment of that meeting;
"Ordinary Non-Management Shareholders"	means Non-Management Shareholders who hold Ordinary Shares;
"Ordinary Non-Management Shareholders' Scheme Meeting"
means a meeting of Ordinary Non-Management Shareholders to approve the Shareholder Scheme convened by order of the Court for 10:30 a.m. on 23 January 2007, notice of which is set out in Appendix VIII to this document, and any adjournment of that meeting;
"Ordinary Shareholder"	means a registered holder of one or more Ordinary Shares;
"Ordinary Shareholders' Class Meeting"	means the separate class meeting of Ordinary Shareholders to be convened at 1 p.m. on 23 January 2007, for the purposes of approving the Ordinary Shareholders' Class Meeting Resolution;
"Ordinary Shareholders' Class Meeting Form of Proxy"	means the form of proxy for use by Ordinary Shareholders in connection with the Ordinary Shareholders' Class Meeting, attached as Appendix XVIII to this document;
"Ordinary Shareholders' Class Meeting Resolution"
means the extraordinary resolution of the Ordinary Shareholders approving the resolutions set out in the notice of the EGM, including the adoption of the New Articles of Association, and sanctioning any consequential variation or abrogation of rights attached to the Ordinary Shares;
"Ordinary Shares"	means the ordinary shares of £0.6487 each in the share capital of the Company;
"Pension Plan"	means the principal UK defined benefit pension plan operated by certain members of the Group and known as the Luxfer Group Pension Plan;
"Post-Reorganisation Board"
means, as of the Effective Date, Brian Purves (as the Chief Executive Officer) and Stephen Williams (as the Finance Director) as Executive Directors, and Peter Haslehurst as Chairman, and two non-executive directors initially to be appointed by the Board in consultation with representatives of holders of New Ordinary Shares (other than MIP Members);
"Preference Management Shareholders"	means Management Shareholders who hold Preference Shares;

"Preference Management Shareholders' Scheme Meeting"
means a meeting of Preference Management Shareholders to approve the Shareholder Scheme convened by order of the Court for 11:00 a.m. on 23 January 2007, notice of which is set out in Appendix VIII to this document, and any adjournment of that meeting;
"Preference Non-Management Shareholders"	means Non-Management Shareholders who hold Preference Shares;
"Preference Non-Management Shareholders' Scheme Meeting"
means a meeting of Preference Non-Management Shareholders to approve the Shareholder Scheme convened by order of the Court for 11:30 a.m. on 23 January 2007, notice of which is set out in Appendix VIII to this document, and any adjournment of that meeting;
"Preference Shareholder"	means a registered holder of one or more Preference Shares;
"Preference Shareholders' Class Meeting"	means the separate class meeting of Preference Shareholders to be convened at 12:30 p.m. on 23 January 2007, for the purposes of approving the Preference Shareholders' Class Meeting Resolution;
"Preference Shareholders' Class Meeting Form of Proxy"	means the form of proxy for use by Preference Shareholders in connection with the Preference Shareholders' Class Meeting, attached as Appendix XIX to this document;
"Preference Shareholders' Class Meeting Resolution"
means the extraordinary resolution of the Preference Shareholders approving the resolutions set out in the notice of the EGM, including the adoption of the New Articles of Association, and sanctioning any consequential variation or abrogation of rights attached to the Preference Shares;
"Preference Shares"	means the redeemable cumulative preference shares of £0.6487 each in the share capital of the Company;
"Principal Amount"	means the amount which is equivalent to the sum of £68.525 million plus a further amount equivalent to £2,816.0959 per day for each day from 1 November 2006 to the Effective Date (inclusive);
"Record Date"	means 6.30 p.m. London time on the Business Day immediately preceding the Effective Date;
"Remuneration Committee"	means the remuneration committee of the Board;
"Reorganisation"	means the reorganisation of the Company as described in Part Two of this document;
"Reorganisation Agreement"	means the reorganisation agreement dated 13 October 2006 in relation to the Reorganisation and made between the Company and the Consenting Noteholders;
"Restricted New Ordinary Shares"
means up to an aggregate of 8% of the total issued New Ordinary Share capital of the Company at the Effective Date, held by MIP Members, and in respect of which the MIP Members are subject to certain contractual economic and transfer restrictions pursuant to the Management Incentive Plan and the Management Undertaking;

"Scheme Claim"
means any claim against the Company in respect of any liability of the Company arising directly or indirectly in relation to the Senior Notes including any liability of the Company in respect of loss or damage suffered or incurred by any person as a result of investing in the Senior Notes, or pursuant to or under the terms of the Indenture, excluding, however, any claims against the Company by the Trustee pursuant to section 7.7 of the Indenture and any claims against the Company by the Depositary pursuant to section 3.06 of the Deposit Agreement;
"Scheme Creditor"	means a Creditor in respect of a Scheme Claim;
"Scheme Creditors' Meeting"
means a meeting of Scheme Creditors (other than Luxfer Group Limited) to approve the Noteholder Scheme convened by order of the Court for 9:30 a.m. on 23 January 2007, notice of which is set out in Appendix VII to this document, and any adjournment of that meeting;
"Scheme Creditors' Resolution"
means a resolution of a majority in number of Scheme Creditors (other than Luxfer Group Limited) representing three-fourths in value of the Senior Notes, present and voting either in person or by proxy, at the Scheme Creditors' Meeting to approve the Noteholder Scheme;
"Scheme Meetings"	means, as applicable, the Scheme Creditors' Meeting and the Shareholders' Scheme Meetings;
"Scheme Resolutions"	means, as applicable, the Scheme Creditors' Resolution and the Shareholders' Scheme Resolutions;
"Schemes"	means the Noteholder Scheme and the Shareholder Scheme;
"Scheme Shareholders"	means a registered holder of one or more Ordinary Shares and/or Preference Shares at the Voting Date;
"Scheme Shares"	means Ordinary Shares and Preference Shares in the Company;
"SEC"	means the US Securities and Exchange Commission;
"Senior Notes"	means the 10.125% Senior Notes due in 2009 issued under the Indenture, with ISIN numbers XS0102103990, XS0104021158 and XS0096433973;
"Share Entitlement"	means the New Ordinary Shares and Deferred Shares that each Scheme Creditor (other than Luxfer Group Limited) is entitled to receive in accordance with clauses 4.18 to 4.25 of the Noteholder Scheme;
"Shareholder"	means a registered holder of one or more Shares;
"Shareholder Notice"	means a notice in the form attached as Appendix XXI;
"Shareholders' Resolutions"	means the EGM Resolutions, the Ordinary Shareholders' Class Meeting Resolutions and the Preference Shareholders' Class Meeting Resolutions;
"Shareholder Scheme"
means a scheme of arrangement between the Company and Scheme Shareholders pursuant to section 425 of the Companies Act in the form set out in Part Five of this document, with any modification, addition or condition that the Court may think fit to approve or impose;
"Shareholders' Scheme Meetings"
means, as applicable, the Ordinary Management Shareholders' Scheme Meeting, the Ordinary Non-Management Shareholders' Scheme Meeting, the Preference Management Shareholders' Scheme Meeting and the Preference Non-Management Shareholders' Scheme Meeting;

"Shareholders' Scheme Resolutions"
means resolutions of a majority in number of each of the relevant classes of the Scheme Shareholders representing three-fourths in value of their respective class of shares, present and voting either in person or by proxy, at the Shareholders' Scheme Meetings to approve the Shareholder Scheme;
"Shares"	means Deferred Shares, B Preference Shares, Ordinary Shares and Preference Shares;
"Speciality Aluminium"	means the division of the Group's businesses that trade as BA Tubes;
"Subsidiary"	means at any relevant time any subsidiary or any subsidiary undertaking (as such terms are defined in Section 736 of the Companies Act) of the Company;
"Termination Date"	means the second anniversary of the Effective Date of the Noteholder Scheme;
"Trustee"	means The Bank of New York, London Branch, as trustee with respect to, as applicable, the Senior Notes and New Notes;
"UK" or "United Kingdom"	means the United Kingdom of Great Britain and Northern Ireland;
"UK GAAP"
means the generally accepted accounting requirements for public companies in the UK, including statements of standard accounting practice developed by the Accounting Standards Committee and financial reporting standards developed by the Accounting Standards Board;
"US" or "United States"	means the United States of America, its territories and possessions, any state of the United States and the District of Columbia, and all other areas subject to its jurisdiction;
"US Exchange Act"	means the US Securities Exchange Act of 1934, as amended;
"US GAAP"	means the generally accepted accounting principles in the United States;
"US Securities Act"	means the US Securities Act of 1933, as amended;
"Voting Agent"	means The Bank of New York;
"Voting Date"	means 5.00 p.m. London time on the date which is three Business Days prior to the Scheme Meetings;
"1997 Option Plan"	means the Luxfer Group Employee Share Ownership Plan 1997 established by a trust deed dated 3 November 1997 (as amended from time to time);
"1997 Option Scheme"	means the Luxfer Group Unapproved Executive Share Option Scheme 1997 established by a trust deed dated 3 November 1997 (as amended from time to time); and
"2001 Option Scheme"	means the Luxfer Holdings Unapproved Executive Share Option Scheme 2001 established by a trust deed dated 13 June 2001 (as amended from time to time).

IMPORTANT NOTICE

(A)
Information

Nothing in this document or any other document issued with or appended to it should be relied on for any purpose other than to make a decision on the Schemes. In particular and without limitation, nothing in this document or any other document issued with or appended to it should be relied on in connection with the purchase of any shares, warrants, bonds, notes or assets of the Company. This document has been prepared in connection with a proposal in relation to two schemes of arrangements pursuant to section 425 of the Companies Act between the Company and the Scheme Creditors and the Company and the Scheme Shareholders.

The information contained in this document has been prepared based upon information available to the Company. To the best of the Company's knowledge, information and belief, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. The financial statements have been prepared in accordance with IFRS. The Company has taken all reasonable steps to ensure that this document, and in particular the Explanatory Statement, contains the information reasonably necessary to enable Scheme Creditors and Scheme Shareholders to make an informed decision about the effect of the respective Schemes on them.

Certain trade names mentioned in this document are registered in certain jurisdictions as trademarks of the Group. This document also refers to the trademarks of other companies. To the extent that market share estimates are provided in this document, unless otherwise stated, these estimates have been prepared by the Group's management based on consultations with the Group's customers and suppliers, publicly available information about market size and the Group's competitors, including information from various trade publications, and other information from trade associations, including the London Metal Exchange and the International Magnesium Association.

Neither the Scheme Creditors nor the Scheme Shareholders, nor the Committee or the Committee's Advisers, have authorised the content of this document or any part of it, nor do they accept any responsibility for the accuracy, completeness or reasonableness of the statements contained within it.

None of the Company's Advisers has verified that the information contained in this document is in accordance with facts and does not omit anything likely to affect the import of such information and each of those persons expressly disclaims responsibility for such information.

Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the Company's or the Group's future financial performance except where otherwise specifically stated.

In this document, references to "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, references to "dollars", "US dollars", "cents", "US$" or "$" are to the lawful currency of the United States and references to "euro", "Euro" or "€" are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty of Rome establishing the European Union, as amended.

The summary of the principal provisions of the Schemes contained in this document is qualified in its entirety by reference to the Schemes themselves, the full texts of which are set out at Part Five of this document. Each Scheme Creditor and Scheme Shareholder is advised to read and consider carefully the text of the Schemes themselves. This document and, in particular, the Explanatory Statement have been prepared solely to assist Scheme Creditors and Scheme Shareholders in respect of voting on the Schemes.

Scheme Creditors and Scheme Shareholders and all other persons should not construe the contents of this document as legal, tax, financial or other advice, and should consult with their own professional advisers as to the matters described in this document.

(B)
Information regarding forward-looking information

This document contains certain statements, statistics and projections that are, or may be, forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the Company's (or any Group company's) future financial position, strategy, plans and objectives for the management of future operations, is not warranted or guaranteed. These statements typically contain words such as "believes", "intends", "expects", "anticipates", "estimates", "may", "will", "should" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although the Company believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified in the Explanatory Statement or elsewhere in this document as well as:

•
future revenues being lower than expected;

•
increasing competitive pressures in the industry;

•
general economic conditions or conditions affecting demand for the services offered by the Group in the markets in which it operates, both domestically and internationally, being less favourable than expected;

•
the failure to complete the Reorganisation;

•
the significant amount of indebtedness the Company and its subsidiaries incur and the obligations to service such indebtedness and to comply with the covenants contained therein;

•
contractual restrictions on the ability of the Company to receive dividends or loans from certain of its subsidiaries;

•
fluctuations in the price of raw materials and utilities;

•
currency fluctuations and hedging risks;

•
worldwide economic and business conditions and conditions in the industries in which the Group operates;

•
relationships with the Group's customers and suppliers;

•
increased competition from other companies in the industries in which the Group operates;

•
changing technology;

•
claims for personal injury, death or property damage arising from the use of products produced by the Group;

•
the occurrence of accidents or other interruptions to the Group's production processes;

•
changes in the Group's business strategy or development plans, and its expected level of capital expenditure;

•
the Group's ability to attract and retain qualified personnel; and

•
regulatory, environmental, legislative and judicial developments.

The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statement that the Company, or persons acting on its behalf, may issue. The Company does not undertake any obligation, and does not intend to review or confirm expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise after the date of this document.

You are urged to read the sections "Business Overview" and "Risk Factors" in Part Six of this document for a more complete discussion of the factors that could affect the Company's performance and the industry in which it operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this document may not occur.

(C)
US securities law considerations

New Ordinary Shares, Deferred Shares, and New Notes delivered under the Schemes in consideration for the previously outstanding equity and debt issued by the Company (collectively, the "New Securities") will be issued or converted and delivered in reliance upon exemptions from the registration requirements of the US Securities Act, including that provided by section 3(a)(l0) thereof. As a result, the New Securities have not been and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. New Securities issued or converted and delivered to a Scheme Creditor or MIP Member who is neither an affiliate of the Company prior to or after the completion of the Schemes, would not be "restricted securities" under the US Securities Act. Affiliates of the Company prior to or completion of the Schemes will be subject to timing, manner of sale and volume restrictions on the sale of New Securities received in connection with the Schemes under Rule 145(d) of the US Securities Act. Persons who may be deemed to be affiliates of the Company include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, the Company, and may include certain officers and directors of the Company and principal shareholders (such as a holder of more than 10 per cent of the outstanding capital stock of the Company). Persons who are affiliates of the Company, in addition to reselling their New Securities in the manner permitted by Rule 145(d) of the US Securities Act, may be able to sell their New Securities under any other available exemption under the US Securities Act, including Regulation S. Scheme Creditors or MIP Members who believe they may be affiliates of the Company for the purposes of the US Securities Act should consult their own legal advisers prior to any sale of New Securities received pursuant to the Schemes.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof with respect to the New Securities delivered pursuant to the Schemes, the Company will advise the Court that the Company will rely on the section 3(a)(10) exemption based on the Court's sanctioning of the Schemes. The Court's sanctioning of the Schemes will be relied upon by the Company as an approval of the fairness of the terms and conditions of the Schemes following a hearing on their fairness to Scheme Creditors and Scheme Shareholders. All such Scheme Creditors and Scheme Shareholders will receive advance notice of and are entitled to attend such hearing in person or through counsel to support or oppose the sanctioning of the Schemes.

Scheme Creditors and Scheme Shareholders who are citizens or residents of the United States are advised that none of the New Securities will be registered under the US Exchange Act, and the Company does not expect that the New Securities will be subject to the reporting requirements applicable thereunder.

The Directors understand that none of the New Securities have been or will be listed on a US securities exchange or any inter-dealer quotation system in the United States. The Company does not intend to take action to facilitate a market in any of the New Securities in the United States. Consequently, the Company believes that it is unlikely that an active trading market in the United States will develop for any such securities.

Neither the SEC nor any US federal, state or other securities commission or regulatory authority has registered, approved or disapproved the New Securities or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Scheme Creditors or Scheme Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to the legal and tax consequences of the Schemes in their particular circumstances.

(D)
Other jurisdictions

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) existing Creditors, namely the Scheme Creditors, and existing shareholders namely, the Scheme Shareholders, falling within Article 43 (Members and creditors of certain bodies corporate) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). New Ordinary Shares, Deferred Shares and New Notes available pursuant to the Schemes are only available to Scheme Creditors, Non-Management Shareholders and MIP Members and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such New Ordinary Shares, Deferred Shares or New Notes will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The implications of the Schemes for Scheme Creditors or Scheme Shareholders who are resident or citizens of jurisdictions other than the United Kingdom may be affected by the laws of the relevant jurisdiction. Such overseas Scheme Creditors and Scheme Shareholders should inform themselves about and observe any applicable legal requirements. Any person outside the United Kingdom who is resident in, or who has a registered address in, or is a citizen of, an overseas jurisdiction and who is to receive any New Securities pursuant to the Schemes should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Schemes, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

In any case where the Company is advised that the transfer of New Securities to a person with a registered address outside the United Kingdom would or may infringe the laws of any jurisdiction outside the United

Kingdom or necessitate compliance with any special requirement with which the Company is unable to comply, or compliance with which the Company regards as unduly onerous, the Schemes provide that the Company may determine that a person's entitlement to New Securities pursuant to the Schemes shall be issued to such person and then sold on his behalf as soon as reasonably practicable, with the net proceeds of sale being remitted to that person. In the absence of bad faith or wilful default, none of the Company or any person appointed to sell such shares shall have any liability for any loss or damage arising as a result of the timing of terms of such sale or as a result of any remittance made pursuant to such sale.

Overseas Scheme Creditors and Scheme Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Schemes in their particular circumstances.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS(1,2,3,4)

Item	Deadline
Voting Date for the purposes of the Scheme Meetings	5:00 p.m. London time on 18 January 2007
Recommended latest time and date for receipt of Forms of Proxy	5:00 p.m. London time on 18 January 2007
Recommended latest time and date for receipt of EGM Form of Proxy and Class Meetings Form of Proxy	1:00 p.m. London time on 21 January 2007
Scheme Creditors' Meeting	9:30 a.m. London time on 23 January 2007
Ordinary Management Shareholders' Scheme Meeting	10:00 a.m. London time on 23 January 2007 (or as soon thereafter as the Scheme Creditors' Meeting has concluded)
Ordinary Non-management Shareholders' Scheme Meeting	10:30 a.m. London time on 23 January 2007 (or as soon thereafter as the Ordinary Management Shareholders' Scheme Meeting has concluded)
Preference Management Shareholders' Scheme Meeting	11:00 a.m. London time on 23 January 2007 (or as soon thereafter as the Ordinary Non-management Shareholders' Scheme Meeting has concluded)
Preference Non-management Shareholders' Scheme Meeting	11:30 a.m. London time on 23 January 2007 (or as soon thereafter as the Preference Management Shareholders' Scheme Meeting has concluded)
EGM	12:00 p.m. London time on 23 January 2007 (or as soon thereafter as the Preference Non-management Shareholders' Scheme Meeting has concluded)
Preference Shareholders' Class Meeting	12:30 p.m. London time on 23 January 2007 (or as soon thereafter as the EGM has concluded)
Ordinary Shareholders' Class Meeting	1:00 p.m. London time on 23 January 2007 (or as soon thereafter as the Preference Shareholders' Class Meeting has concluded)
Court hearing to sanction the Schemes	expected to be 2 February 2007
Record Date and Interim Day	expected to be 6:30 p.m. London time on 5 February 2007
Effective Date	expected to be 6 February 2007

(1)
The dates in this timetable and referenced throughout this document assume that none of the above meetings are adjourned. It is also possible that the drawing up of the order(s) of the Court sanctioning the Schemes may be delayed if any person appeals the order.

(2)
Scheme Creditors or Scheme Shareholders requiring any assistance completing their Forms of Proxy should contact Jonathan Trower or Charles Noel-Johnson at Close Brothers on telephone number 020 7655 3100 between 9.30 a.m. and 5.30 p.m. London time Monday to Friday (excluding public holidays). You will be able to leave a message outside normal working hours or if relevant staff are occupied. Please note that Close Brothers will not be able to give, amongst other things, financial advice or advice on the merits of the Reorganisation. Forms of Proxy may be handed in at the registration desk for the relevant Scheme Meeting no later than one hour before the scheduled time of such meeting. Thereafter, Forms of Proxy may be handed to the chairman of the relevant Scheme Meeting at that meeting. All Scheme Creditors and Scheme Shareholders are recommended to return their relevant Forms of Proxy on or before 5:00 p.m. London time on 18 January 2007 to minimise administrative delays. Scheme Creditors and Scheme Shareholders are entitled to attend and vote at the relevant Scheme Meeting in person even if they have previously submitted a Form of Proxy.

(3)
The Court will be requested to hear the petitions to sanction the Schemes. The date for that hearing has not yet been settled, although it is expected to take place on or about 2 February 2007. If this date changes, the dates of all subsequent steps, including the Effective Date, will be affected. In this event, the date of the hearing will be published in The Financial Times, The London Gazette and d'Wort and/or another daily national newspaper and also announced at the Scheme Meeting to the extent then known. The Company will also make an announcement via a regulatory information service.

PART ONE

LETTER FROM THE CHAIRMAN OF LUXFER HOLDINGS PLC

Registered Office
The Victoria
150-182 Harbour City
Salford Quays
Salford, M50 3SP
United Kingdom

(Registered no. 3690830)

20 December 2006

To Scheme Creditors and Scheme Shareholders

Dear Scheme Creditor and/or Scheme Shareholder,

1.     Introduction

This letter is part of an Explanatory Statement distributed to you for the reasons set out below. You should not rely only on this letter. You should also consider the more detailed information contained in the remainder of the Explanatory Statement. In this document many defined terms are used which have initial capital letters and, unless expressly stated otherwise, a list of these definitions can be found beginning at page 5 of this document.

2.     Purpose of the Explanatory Statement

The Schemes are part of the Reorganisation that the Company proposes to undertake. The Explanatory Statement, which is provided pursuant to section 426(2) of the Companies Act, is distributed for the purpose of providing you with sufficient information to make an informed decision on whether or not to approve the Schemes. An explanation of the reasons for the Reorganisation and the proposed Schemes (which are to be voted on at the Scheme Creditors' Meeting and the Shareholders' Scheme Meetings), is included below as part of this letter.

This document also explains why the Board considers the proposed Reorganisation, and in particular the Schemes, to be in the best interests of the Company, the Scheme Creditors and Scheme Shareholders, as well as being in the wider interests of the Group, its employees and customers.

For the reasons given in this document, the Board recommends that Scheme Creditors and Scheme Shareholders support the Reorganisation and the Schemes and vote in favour of the Scheme Resolutions.

3.     Background to and reasons for the Reorganisation

The Company and the Group

The Company is the ultimate holding company of the Group. The Company's main assets consist of its shareholdings in Luxfer Group 2000 Limited and Luxfer Group Limited, an inter-company loan to Luxfer Group Limited, and cash. The Company's financial condition and performance is therefore dependent on the success of the Group companies it controls, directly or indirectly. The proposed Reorganisation, discussed and explained below, is designed to improve the Company's financial position and enhance stakeholder value by facilitating growth in the operating businesses of the Group.

Background to and reasons for the Reorganisation

The Company's Directors and the Group's senior management consider that the Reorganisation of the Company's financial obligations under the Senior Notes pursuant to the Noteholder Scheme is a better alternative than leaving the Company's current financial debts in place. Whilst the Group has taken, and will continue to take, action to remove costs from the business to boost earnings, senior management believes that the earnings increase required to provide satisfactory long-term returns to all investors in the Company can only be achieved with a lower financial debt burden than currently in place. The Reorganisation of the Company's share capital under the Schemes is considered necessary to facilitate such a financial reorganisation and to simplify the share capital structure of the Company going forward.

Support for the Reorganisation

The Company initially engaged in discussions with the Committee regarding the terms of the Reorganisation. On 13 October 2006, a Reorganisation Agreement was signed between the Company and the Consenting Noteholders (including the Committee) in which the Consenting Noteholders agreed, pursuant to and subject to the terms of the Reorganisation Agreement, to the proposed Reorganisation and to vote in favour of the Scheme Creditors' Resolution at the Scheme Creditors' Meeting. As of 1 December 2006, the Reorganisation Agreement had been signed by Scheme Creditors representing approximately 85% of the principal amount of the issued and outstanding Senior Notes held by Noteholders (other than Luxfer Group Limited).

Luxfer Group Limited has been informed about the terms of the proposed Reorganisation and has forwarded to the Company its consent to the Noteholder Scheme after its board of directors approved its terms.

The Company has also engaged in discussions with the Scheme Shareholders and has, as of 1 December 2006, received undertakings to vote in favour of the Shareholders' Scheme Resolutions and the Shareholders' Resolutions (as may be necessary) from Shareholders representing:

•
77.80% of the issued Ordinary Shares held by Non-Management;

•
80.24% of the issued Preference Shares held by Non-Management;

•
100% of the issued Ordinary Shares held by Management; and

•
100% of the issued Preference Shares held by Management.

4.     Effect of the Reorganisation

Implementation of the Reorganisation is expected to create a stronger foundation for the Group's business going forward, and in turn improve the Company's financial position. Pro forma consolidated financial statements illustrating the expected financial impact of the Reorganisation on the Group are set out in Part Four of this document.

The unaudited pro forma consolidated balance sheet for 31 December 2005 (See Part Four of this document) indicates that, if the Reorganisation had been implemented as of 31 December 2005:

•
Consolidated total liabilities of the Group would have been reduced by approximately £164.3 million.

•
Consolidated net liabilities of £139.0 million as at 31 December 2005 would have been changed to a net assets position of £25.3 million.

If the Reorganisation had been implemented on 1 January 2005, the unaudited pro forma consolidated income statement for 1 January 2005 (See Part Four of this document) indicates that:

•
Consolidated annual interest charges, preference share dividend charges and other fees incurred by the Group in respect of its borrowings, which were £19.7 million for the year ended 31 December 2005, would have been reduced to a significantly lower level following the Reorganisation, the pro forma show them to be in the region of £9.2 million.

•
The consolidated interest costs incurred by the Group would have been reduced from £14.5 million for the year ended 31 December 2005 to approximately £9.2 million. Of the £9.2 million, £1.1 million relates to a charge for non-cash interest paid in kind on the New Notes, which is based on the assumption that the Company would have elected to pay 150 basis points of interest through the issuance of additional New Notes.

The reduced cash outflow required to service interest costs after the Reorganisation will have a significant positive impact on the Company's financial position, which, in turn will benefit the Group as a whole. The annual cash savings of approximately £6.1 million will enable the Group to invest at a quicker rate and a greater level in its new product growth opportunities. The timing of the Reorganisation is critical to ensure the Group continues to build on recent commercial successes. The Group will also be able to modernise its production plants, automating processes and further reduce labour costs. The ultimate benefit expected to come from the Reorganisation should be stronger earnings growth following increased capital investment, generating higher operating cash flows in future periods. This will therefore benefit the Company by its subsidiaries generating more operating cash flows than the interest costs of the Company.

If implemented, the Reorganisation is also expected to provide a more stable platform for developing long-term customer and supplier relationships. It will also reduce the pressure from suppliers who may not extend the Group normal trade credit or demand quicker payment terms. The Reorganisation should also give regulators greater confidence that the Group will be able to satisfy its retirement obligations.

5.     The Company Post- Reorganisation & Strategy

The Reorganisation has been designed to support greater investment in the Group's businesses and to accelerate the execution of this strategy. A key objective on determining the future capital structure of the Company was to ensure alignment of the capital structure with the Group's commercial strategy, and to identify the best way to finance opportunities to grow EBITDA and generate medium to long-term cash flows.

Following the Reorganisation, the Group expects:

•
immediately to increase its capital investment;

•
to modernise production equipment and processes;

•
to expand production capacity to service anticipated increases in demand for new products;

•
to build stronger long-term commercial relationships with its customers and end-market users operating businesses, particularly in the development of new products for growth markets; and

•
that these investment initiatives will provide a great opportunity to increase Group EBITDA and operating cash flows, which should create Company shareholder value and better enable the Company to meet its financial obligations.

6.     Structure of the Reorganisation

The Reorganisation is based on two schemes of arrangement, the Noteholder Scheme and the Shareholder Scheme.

The principal elements of the Noteholder Scheme are as follows:

•
Immediately at the Effective Time, all Scheme Claims and all and any rights constituted by the Indenture with respect to the Senior Notes will be released and cancelled in full with effect from the Effective Time.

•
In return for and in consideration of the release and cancellation of all Scheme Claims and all and any rights constituted by the Indenture with respect to the Senior Notes, the Company will issue New Notes to Scheme Creditors (other than Luxfer Group Limited) equal to the Principal Amount.

•
The Company will pay the Interest Payment to the Scheme Creditors in full and final satisfaction of any and all accrued interest on the Senior Notes held by the Scheme Creditors (other than Luxfer Group Limited) and cancellation of all rights and claims in respect thereof. The Interest Payment will be payable in the following manner: (i) a sum equivalent to £18,379.7192 per day for each day from 1 November 2006 to the Effective Date (inclusive) will be distributed through Euroclear and Clearstream to each Scheme Creditor to the extent of its respective entitlement determined by reference to the proportionate principal face amount of Senior Notes beneficially owned by it on the Record Date; and (ii) an aggregate sum of £8.5 million will be paid to the Bare Trustee (acting on behalf of the Scheme Creditors other than Luxfer Group Limited) to be utilised by the Bare Trustee as the Cash Proceeds.

•
The Scheme Creditors, other than Luxfer Group Limited, will authorise the Bare Trustee to act on their behalf as their representative and nominee in relation to receipt of a sum of £8.5 million of the Interest Payment and to pay to and utilise £8.5 million of such Interest Payment to purchase (under the Shareholder Scheme) 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares held by the Non-Management Shareholders as of the Record Date, following which authorisation the Bare Trustee will purchase and distribute such shares (and, out of the £8.5 million received from the

  Interest Payment, pay the associated stamp duty arising on such purchase) such that each Scheme Creditor (other than Luxfer Group Limited) with an Agreed Share Entitlement will receive 66.2085 New Ordinary Shares and 4,960,585.976 Deferred Shares for each £1,000 principal face amount of Senior Notes beneficially owned by it on the Record Date. Fractional entitlements of Scheme Creditors to the New Ordinary Shares and/or Deferred Shares shall be aggregated and allocated by the Company in good faith.

•
The Company will pay Luxfer Group Limited the interest due in full for the period 2 May 2006 to the Effective Date on the Senior Notes held by it, in full and final satisfaction of any and all accrued interest on such Senior Notes and cancellation of all rights and claims in respect thereof.

•
Immediately after the Effective Time, in return for and in consideration of the release and cancellation by Luxfer Group Limited of its Scheme Claim and any and all rights constituted by the Indenture with respect to the Senior Notes, a new inter-company loan, with a fixed interest rate of 9.5% per annum, will be made between Luxfer Group Limited (as lender) and the Company (as borrower) of an amount equivalent to the face value of the Senior Notes held by Luxfer Group Limited. Such loan shall be repayable after a period of six years from the Effective Date.

The principal elements of the Shareholder Scheme are as follows:

•
All Preference Shareholders will agree to the cancellation of any accrued dividend on the Preference Shares.

•
All issued Ordinary Shares and Preference Shares as at the Record Date will be converted into a combination of New Ordinary Shares and Deferred Shares. Fractions will be aggregated and allocated by the Company in good faith.

•
The ESOP will authorise the Bare Trustee to act on its behalf as its representative and nominee and will pay the ESOP Share Payment to the Bare Trustee to be used as consideration, in relation to the purchase of 51,614 New Ordinary and 3,867,129,751 Deferred Shares by the Bare Trustee (on behalf of the ESOP) from the Non-Management Shareholders as of the Record Date.

•
Non-Management Shareholders as of the Record Date will sell to the Bare Trustee (acting on behalf of the Scheme Creditors, other than Luxfer Group Limited, and the ESOP) free and clear of all encumbrances and all liens, an aggregate of 8,751,614 New Ordinary Shares and 655,703,008,700 Deferred Shares held by them, in consideration for £8.45 million out of the Cash Proceeds and the ESOP Share Payment paid to them in cash by the Bare Trustee (such consideration being calculated on the basis of £0.074 in cash for each Ordinary Share and Preference Share held by Non-Management Shareholders on the Record Date and on the assumption that all £0.01 existing ESOP options have been exercised). The Bare Trustee will pay all related stamp duty costs arising on such purchase out of the Cash Proceeds. As soon as practicable after such purchase, the Bare Trustee will transfer: (i) 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares purchased under the Shareholder Scheme to the Scheme Creditors; and (ii) 51,614 New Ordinary Shares and 3,867,129,751 Deferred Shares to the ESOP. The Non-Management Shareholders will be deemed to agree that upon such sale and in consideration of receiving the aforesaid consideration, they will have no further interest in the share capital of the Company and accordingly, the Investment Agreement will stand terminated with effect from the Effective Date.

The Reorganisation involves various steps leading up to the Schemes and certain steps to be taken following the Schemes becoming effective. Holders of share options in the Company will, prior to the Voting Date, be given the opportunity to exercise their options under the 2001 Option Scheme conditional upon the Schemes being sanctioned by the Court. Unexercised share options will lapse on the Interim Day as specified in the notice to be sent to such optionholders.

As part of the Reorganisation, a Management Incentive Plan will be established to promote the success of the Company and incentivise MIP Members by providing them with the opportunity to share in any increase in the long-term value of the Company. The Management Incentive Plan will set MIP EBITDA targets for the Group which, if achieved, will result in additional equity share value for certain management. The Management Incentive Plan will become effective upon the Effective Date. New options will be granted to certain MIP Members under a new share option plan on the Effective Date.

Members of the Board, as soon as practicable after the Effective Date, will, in consultation with representatives of the holders of New Ordinary Shares (other than MIP Members), appoint the initial two new non-executive directors required to complete the constitution of Post-Reorganisation Board and all existing directors other than the Post-Reorganisation Board members will resign.

7.     Effect of the Reorganisation on Non-Scheme Creditors

Non-Scheme Creditors are not participating in the Noteholder Scheme. The only Creditors that are participating in the Noteholder Scheme are the Noteholders, being the persons with the ultimate beneficial interest in the Senior Notes.

The Reorganisation will not have any direct impact on the assets and liabilities of the Company except with respect to (i) the release and cancellation of £131.4 million aggregate principal amount of Senior Notes and the accrued interest thereon from 2 May 2006 to the Effective Date, save for the Interest Payment, and issuance of New Notes equal to the Principal Amount under the Noteholder Scheme, (ii) the conversion of Preference Shares into New Ordinary Shares and Deferred Shares and cancellation of accrued dividend on such Preference Shares pursuant to the Shareholder Scheme, and (iii) the release and cancellation of £28,597,000 aggregate principal amount of Senior Notes held by Luxfer Group Limited in consideration for an inter-company loan by Luxfer Group Limited to the Company for the same principal amount at a rate of interest of 9.5% per annum repayable after a period of six years from the Effective Date. The Company believes that liabilities owed to Non-Scheme Creditors will not be materially prejudiced by the arrangements under the Schemes. The majority of the Non-Scheme Creditors are inter-company Creditors.

8.     Risk Factors

The Group faces significant and ongoing risks, in addition to the risks associated with the implementation of the Reorganisation. Please see section D of Part Six of this document for further details.

9.     Action to be taken by Scheme Creditors and Scheme Shareholders

The Scheme Meetings will be convened on 23 January 2007 from 9:30 a.m. (please see page 18 for the timings of each individual meeting).

The EGM and class meetings will be convened on 23 January 2007 from 12:00 p.m. (please see page 18 for the timings of each individual meeting).

It is recommended that the Forms of Proxy are submitted before 5:00 p.m. on 18 January 2007. It is recommended that the EGM Form of Proxy and Class Meeting Form of Proxy are submitted before 1:00 p.m. on 21 January 2007.

TO HELP YOU IN COMPLETING THIS DOCUMENT, DETAILED INSTRUCTIONS HAVE BEEN INCLUDED IN APPENDICES I, II, III, IV, V AND VI TO THIS DOCUMENT AND IN THE FORMS OF PROXY, EGM FORM OF PROXY AND CLASS MEETING FORM OF PROXY.

The Board urges you to complete and return the relevant Forms of Proxy(ies), the EGM Form of Proxy and Class Meeting Form of Proxy as soon as possible and before the recommended deadline.

Submission of a Form of Proxy after the 5:00 p.m. deadline on 18 January 2007 will not preclude a Scheme Creditor or Scheme Shareholder from voting at the relevant Scheme Meeting provided that such person or his proxy is able to establish his identity and entitlement to vote at the relevant Scheme Meeting.

All Non-Management Shareholders and Management Shareholders are recommended to deliver the share certificates in respect of all Ordinary Shares and Preference Shares held by them to the Company Secretary, Linda Seddon at The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom no later than 5:00 p.m. on 18 January 2007. Those shareholders who do not have their share certificates or have lost, misplaced, damaged or destroyed their share certificates, are required to provide a bank guarantee in respect of their missing share certificates. The Company Secretary may, in lieu of such bank guarantee, at her sole discretion, accept a deed of indemnity in the form appended to the Shareholder Notice or in such other form as the she deems acceptable. Non-Management Shareholders are also required to provide full details of their bank accounts into which their pro rata share of the Cash Proceeds should be transferred, substantially in the form appended to the Shareholder Notice. Non-Management Shareholders shall not be entitled to receive their pro rata share of the Cash Proceeds until such time as they deliver either the relevant share certificates, or a bank guarantee or deed of indemnity as contemplated above, together with their bank account details, substantially in the form of the Shareholder Notice. It is recommended that the Shareholder Notice (enclosing the share certificates or bank guarantee/deed of indemnity in lieu thereof as noted above) is sent to the Company along with the Forms of Proxy. In any event the Shareholder Notice must reach the Company on or before a period of two years from the date that the Shareholder Scheme becomes effective failing which their share of the Cash Proceeds will be transferred to the Company. Management Shareholders shall not be entitled to receive the share certificates in respect of the New Ordinary Shares and Deferred Shares that they been allocated until such time as they deliver either the share certificates, or a bank guarantee or deed of indemnity as contemplated above. Notwithstanding the above, the Company will be entitled to retain all share certificates in respect of New Ordinary Shares held by MIP Members which are Restricted New Ordinary Shares.

If the Schemes are not approved at each of the Scheme Meetings, then the Company will not be able to implement the Schemes. The effectiveness of the Noteholder Scheme is conditional upon the Shareholder Scheme being sanctioned by the Court and the Shareholder Scheme is conditional upon the Noteholder Scheme being sanctioned by the Court and coming into effect. Under the Noteholder Scheme, the Company is required to deliver the office copy of the order of the Court sanctioning the Shareholder Scheme to the Registrar of Companies in England and Wales for registration forthwith upon the Noteholder Scheme coming into effect and no later than the Business Day immediately following the date the office copy of the Noteholder Scheme is registered with the Registrar of Companies in England and Wales.

10.   Recommendation

The terms of the Reorganisation are complex and you are urged to read this document with care, because it contains important information. If you are in any doubt as to the action you should take, you are recommended to seek your own financial, tax and legal advice immediately.

As explained in more detail in paragraph 2 of Part Two of this document, the reasons the Board is seeking to implement the Reorganisation include to:

•
ensure the Company is able to meet its debt obligations in the long-term;

•
enable the Company to provide satisfactory returns to all its stakeholders; and

•
enable the Company to have sufficient cash resources during the next year to facilitate capital investment and growth.

The Board, which has been advised by Close Brothers, consider the terms of the Reorganisation and the Schemes to be fair and reasonable. In providing advice to the Board, Close Brothers has relied on the commercial assessment of the Board.

The Board believes that the terms of the Schemes are in the best interests of Scheme Creditors and Scheme Shareholders as a whole and unanimously recommend that Scheme Creditors and Scheme Shareholders support the Schemes and vote in favour of the Scheme Resolutions, the EGM Resolutions and the Ordinary and Preference Shareholders' Class Meeting Resolutions.

Yours faithfully,

Peter Haslehurst
 Chairman

PART TWO

EXPLANATORY STATEMENT

(in compliance with section 426(2) of the Companies Act)

1.     Introduction

Your attention is drawn to the letter from the Chairman of the Company set out in Part One of this document, which forms part of this Explanatory Statement. The letter contains, among other things: (i) information on the reasons for and benefits of the proposal, and (ii) the unanimous recommendation by the Directors to Scheme Creditors and Scheme Shareholders to vote in favour of the Scheme Resolutions and the EGM Resolutions and the Ordinary and Preference Shareholders' Class Meeting Resolutions, set out in paragraph 10 of Part One of this document.

The terms of the Schemes are set out in full in Part Five of this document. Your attention is also drawn to Parts Three, Four and Six, which all form part of this Explanatory Statement.

2.     Background to and Reasons for the Reorganisation

General

The Company is the ultimate holding company of the Group. The Company's main assets consist of its shareholdings in Luxfer Group 2000 Limited and Luxfer Group Limited, an inter-company loan to Luxfer Group Limited, and cash. The Company's financial condition and performance is therefore dependent on the success of the Group companies it controls, directly or indirectly.

The Company believes that it must reorganise its obligations under the Senior Notes and the share capital of the Company in order to provide satisfactory returns to all its stakeholders. Whilst the Company may continue to have the ability to avoid a payment default under the terms of the Senior Notes by borrowing from its senior banking facilities to pay the interest cost, it would be difficult to repay at par the principal amount due under the Senior Notes upon their maturity from internally generated cash. To redeem the Senior Notes at maturity, it is probable that the Company would need to consider a refinancing or sale of the Group to raise sufficient cash funds. In addition, to meet the current level of interest payments due under the Senior Notes, the Group will have to continue restricting capital investment which is necessary to exploit the full commercial potential of its position in many of its key markets. As well as growth opportunities being restricted, investment in modernising product processes would be reduced. This would lead to less efficient production of products, reducing the Group's competitiveness.

In the absence of the optimal level of capital expenditure, the Group's business plan will be less robust and more vulnerable to any macro economic shocks and short-term fluctuations in demand for its products. By having to limit its capital investment, and potentially reduce resources made available to service customers and key markets, there is a significantly increased risk of the Group failing to achieve a level of financial earnings that would enable a refinancing or sale of the Group to redeem the Senior Notes at par. Although the Company would be able to maintain the interest payments on the Senior Notes, the taint of distress and increasing debt burden would be likely to limit any potential exit opportunities.

As a result, any sale would be likely to attract values which would reflect a lower multiple of earnings than might otherwise be achievable. Such a sale might also require the pension fund deficit to be valued on a buyout basis, thereby significantly increasing the claims of Group creditors to whom the Senior Notes are structurally subordinated.

The current capital structure and the increased risk of the Group's operations being perceived to be in a financially distressed situation leads to a number of other risks that could potentially undermine the Group's commercial strategy and make it less likely that the Senior Notes could be redeemed by the Company at par in 2009. Customer and supplier anxiety is a major concern as their attention is increasingly drawn to the high balance sheet risk and uncertain financial position of the Company. This will make it more difficult for Group companies to maintain long-term contractual arrangements and exploit new opportunities based on product developments. Customers, in particular, may be more reluctant to commit to long-term partnerships and will question the Group's ability to invest long-term in growth markets to the mutual commercial benefit of both parties. This will constrain the Group's business growth strategy, hinder the marketing of new products and potentially allow competitors to increase their market share. Suppliers may limit credit lines and payment terms made available to Group businesses, which would increase working capital and reduce cash flows further. The Group has historically hedged 50-60% of its aluminium price risk exposure, but without a robust credit position, it has already had to significantly reduce its hedging activity and is unlikely to conduct such activity over the next few years, which limits the Group's ability to offer fixed priced contracts to customers. These factors will weaken the Group's competitive position and make the Group more vulnerable to economic shocks. These risks are further covered in paragraph 3 of Part Two of this document under "Consequences of the Reorganisation not Being Implemented".

The Reorganisation will eliminate the substantial preference share liability, which was £112.2 million as at 30 September 2006, and reduce the Company's debt falling due after one year by approximately £59 million, offset by an increase in Group drawings on senior secured debt facilities of approximately £10 million in order to meet the expenses of the Reorganisation, including the settlement of the "Interest Payment" on the Senior Notes and payment of outstanding advisor fees and legal expenses. However, if the Reorganisation is not approved, then the Company will still have to settle the outstanding interest amounts accrued on its Senior Notes, which would result in a similar level of increased drawing on its senior debt facilities, but without the benefit of the reduced indebtedness on the Senior Notes debt currently owed to the Noteholders. The Company will also benefit from the New Notes having a maturity date of five years from the Reorganisation becoming effective, compared to the current Senior Notes maturity date of May 2009. The Group currently has an asset backed secured bank facility of up to £45 million with Bank of America of which £4.8 million of interest bearing loans and a further £6 million of ancillary bank facilities were drawn as of 30 September 2006.

The improved financial status of the Company will provide benefits to aid the Group's financial and commercial performance, including a more stable platform for developing long-term customer and supplier relationships, as well as enhancing the Group's ability to hedge its aluminium price risk. The Company believes that the new financing structure should liberate sufficient funding to enable it to build on its earnings growth and better exploit to their full potential the innovative product developments that it continues to bring to the market. The Board and senior management of the Company believe that the Reorganisation is the best way to maximize the potential return to all stakeholders and provide protection from downside financial risks.

Current financial position

As a holding company, the ability of the Company to meet its financial obligations, and in particular its liability in respect of the Senior Notes, is entirely dependent upon the financial performance of the Group as a whole. The Company has in recent years been burdened with high leverage against a backdrop of volatile markets. The audited consolidated financial statements of the Group for the years ending 31 December 2005 and 31 December 2004, along with the unaudited consolidated condensed interim financial statements for 30 September 2006 are contained in Schedule 1 to this document.

The Group's 2005 audited consolidated financial statements show net liabilities of £139.0 million, with total liabilities of £313.2 million against total assets of £174.2 million. Consolidated liabilities include a £108.1 million preference share liability that, before the implementation of IFRS, had been included within shareholders funds under UK GAAP, but is now recognised as an additional financial liability. The Reorganisation includes a reorganisation of the share capital structure to eliminate the preference share liability (excluding the dividend accrued on £50,000 partly paid (25%) B Preference Shares), and will reduce indebtedness so as to give the Group a positive consolidated net asset position. Pro forma financial statements which have been drawn to reflect the expected impact of the Reorganisation on the consolidated balance sheet are set out at Part Four of this document.

The consolidated financial statements also show that Group revenues have been growing in recent periods, with the introduction of new product lines in its Elektron and Gas Cylinder divisions. The Group reported an operating profit of £16.4 million in 2005, up from £12.6 million in 2004, but despite improving results the Group continued to incur a post tax loss, which was £6.4 million in 2005. These losses included a £5.2 million charge for the rollup of the undeclared preference share dividend, which under IFRS must be treated as part of finance costs. Under the Reorganisation of the share capital, the dividend on the Preference Shares will be cancelled and will not be paid.

Trading cash flows have also started to improve, but with the interest expense of the Senior Notes only being charged to the UK business, the Group incurred a large corporation tax cash cost in the US of £3.1 million in 2005. With trade creditors beginning to restrict credit lines and the tax payments in the US, the Group has not been able to cover the cash cost of its interest payments, being around £14 million per year, with cash generated from operations. After paying its interest costs, the Group experienced cash outflows of £8.2 million and £7.0 million in 2005 and 2004 respectively, which have been funded through drawing down its working capital debt facilities and depleting its cash balances. Capital expenditure was restricted to £6.9 million in 2005 in an effort to reduce cash outflows, with only essential and high priority projects implemented. The Group maintained its investment in research and development, however, at over £4 million a year, which it considers essential to support its long-term growth strategies and maintain the Group's industry leadership.

At the start of 2006, certain of the Company's subsidiaries successfully negotiated a new senior debt facility of up to £45 million to fund working capital. The new facility is secured by all of the operating assets of certain of the Company's subsidiaries, either directly, in the case of the Group's US and UK businesses, or indirectly, in the case of the Group's other overseas businesses. The new financial package provides certain of the Company's subsidiaries with the short-term liquidity it requires to manage their businesses, but is structurally senior to the stakeholders that are to be party to the Schemes.

In recent years the Group has experienced significant increases in raw material input costs, with many key raw materials nearly doubling in price. Aluminium prices have moved from lows of less than $1,400 a tonne in July 2003 to peaks of over $3,200 a tonne in 2006. Rare earths, commodity chemicals and carbon fibre have seen similar price shifts, whilst energy costs, particularly in the United Kingdom, have risen dramatically. The US dollar has weakened over the same period, which is unfavourable to the Group, as many of its products are priced in US dollars and much of its profits are derived from US dollar denominated markets. These factors, alongside increasing competition from East Asia, have put increasing pressure on margins.

Actions already taken to improve financial performance in late 2005 and early 2006

In response to the economic pressures confronting the Group, the Group has been implementing a profit improvement plan consisting of a series of cost saving projects, operational efficiencies and price increases. This new Group-wide initiative was launched by the senior management team in late 2005, and has targeted profit improvement opportunities in 2006 of over £15 million to offset the significant increases in the cost of raw materials and energy prices.

The unaudited consolidated financial results for the nine months ended 30 September 2006 demonstrated improvement upon the unaudited consolidated financial results for the nine months ended 30 September 2005, with performance in line with the Group's own forecasts and profit improvement plan. Unaudited EBITDA for the first nine months of 2006 increased by approximately £3.2 million to £20.7 million, an increase of approximately 18% compared to the first nine months of 2005. This increase was mainly driven by sales growth and the successful implementation of cost reduction actions. At the third quarter the Group reported that higher raw material and UK energy costs were a continued cause for concern and the Group had implemented a series of further price increases to recover a significant element of these cost increases.

At 30 September 2006, new product lines helped the Group achieve underlying top line sales growth with its G4 zirconium catalyst technology driving growth in sales of catalyst oxides and, included growing sales into newer markets such as diesel engine emission controls and large scale industrial catalysis applications. The Group also won approval in the US for its first composite cylinders for use in alternative fuelled vehicles. The Group's magnesium business continued to flourish with rising sales into high specification military and aerospace markets. The Group launched a number of new magnesium alloys designed to encourage further growth in the use of magnesium in aerospace and defence projects. At constant exchange rates and after eliminating the effect of the disposal of Zitzmann Druckguss GmbH, Group revenues were up 6%, Elektron division's revenues were up 12% and Gas Cylinders division's revenues were up 1%.

Cash flows also improved in the first nine months of 2006, with net cash flow from operating activities (after tax) being an inflow of £12.1 million compared to only £2.9 million at 30 September 2005. As at 30 September 2006 the unaudited consolidated balance sheet reported drawings on senior secured facilities of £4.8 million and £2.5 million of cash and short-term deposits.

A large number of rationalisation and cost saving initiatives have been actioned by senior management, including in the past year the closure of the main US defined benefit pension scheme in December 2005 and a capping of benefits in the main UK defined benefit scheme; the closure in 2006 of the US death benefit scheme; pay freezes and below inflation wage increase agreements with employees; redundancies at most of the Group's major facilities; reductions in healthcare benefits; efficiency initiatives designed to reduce production costs through redesigning production processes and a significant reduction in discretionary spending at every location.

The Group has also paid particular attention to its mix of sales, with its businesses looking to focus on higher margin products and markets. Developing new products and ensuring excellence in customer service is key to ensuring the Group can fully participate in high margin growth markets. In August 2006, the Group sold its German die-casting operation, which was a capital-intensive business and had a very heavy reliance on volume automotive customers. The Group had already downsized its Speciality Aluminium division, withdrawing from lower margin markets.

Faced with escalating raw material and energy costs, the Group has worked closely with its customer base to enable increases in sales prices to recover a major element of the increased costs. These costs continue to be a challenge, but the Group believes that being able to provide strong product offerings and good service levels will help it to continue to recover these cost increases through better pricing.

3.     Consequences of the Reorganisation not Being Implemented

The Company believes that, although it may be able to pursue an alternative strategy to the Reorganisation, the financial and commercial risk of such a strategy would be far higher than the strategy that would be pursued if the Reorganisation does take place.

The major risks of failing to implement the Reorganisation that the Company has identified are set forth below:

Constraints on investment

If the Reorganisation is not implemented, a significant portion of the Group's cash and other sources of liquidity will be required to service the Senior Notes, significantly reducing the resources available to make the capital investment needed to expand the Group's businesses. With these constraints on capital expenditure, which the Group has already experienced in recent periods, growth opportunities will have to be implemented at a slower pace. This slower growth leads to greater risk of competitors having time to provide new product developments to those that the Group already offers customers, making it more difficult to exploit the technical advances that the Group has developed. Customers may also be concerned with the Group's ability to meet their demand requirements in growing markets, increasing the risk they will be forced to seek alternative suppliers.

Without additional capital expenditure, there will be less investment in modern machinery. Competitors who are able to invest in modern machinery may be able to benefit from production efficiencies, which could improve their margins and enable them to reduce prices, putting the Group at a competitive disadvantage when working with customers.

Reduced capital investment also creates a greater risk of production breakdowns and failure to meet customers' delivery requirements. As a result, service standards may be compromised. See—'Benefits of Additional Investment' at paragraph 4 of Part Two of this document.

Pension regulatory pressures

The UK pension regulator and trustees of the Pension Plan have a duty to protect pension members' accrued benefits. The Pension Plan currently has an actuarial and accounting deficit. The deficit under IAS 19 at 30 June 2006 was estimated at £18.5 million. This deficit will have to be funded in future periods, and the Group would be less likely to be able to reassure both the pension trustees and the pension regulator that the UK's long-term pension commitments can be adequately funded whilst uncertainty exists over the refinancing of the Company's Senior Notes due for repayment in 2009. As a result, there is an increased risk that while the financial future of the Group is not resolved, larger than normal funding payments into the Pension Plan will be required, which is structurally senior to the stakeholders that are to be party to the Schemes.

The UK pension regulator also levies a fee, known as the Pension Protection Fund Levy, which is used to fund the regulatory body. The calculation of this levy has been changed to be a credit risk based levy, which is adjusted based on the credit rating of companies participating in the Pension Plan. Any weakening in the credit rating position of companies participating in the Pension Plan will increase the levy payments and ultimately lead to a further significant cash drain on operations.

Supplier anxiety

The Group's management have worked hard in recent years to maintain credit lines with key suppliers. The new banking facility arrangements negotiated earlier in 2006 helped allay creditor concerns with respect to the Group's ability to meet payment terms for the supplies that it requires, but if doubts remain over the Group's ability to refinance its long-term financial indebtedness, creditor pressures are likely to re-emerge. Reduction in payment terms from, for example, 60 days to 30 days, or requirements to pay suppliers upfront for delivery of raw materials could significantly impair the cash position of the Group, which would further constrain expenditure on investment opportunities and take up undue management time.

The Group may also find it difficult to switch to new suppliers and would have to base procurement policies on whether a supplier is prepared to offer trade credit, rather than purchasing criteria based on supplier quality, service and price. This could lead to higher procurement costs and the risk of unreliable sources of supply of key raw materials.

Ability to hedge aluminium price

The Group has two divisions, Gas Cylinders and Speciality Aluminium, for which primary aluminium is the single largest raw material input cost. The Group purchases approximately 20,000 or more tonnes of primary aluminium a year and makes sales of finished goods which, after scrapping 3,000 tonnes during the production process, contain around 17,000 tonnes of aluminium. The scrapped aluminium is sold back into the market at London Metal Exchange ("LME") linked prices and the Group is therefore exposed to a sales price risk on approximately 17,000 tonnes. Aluminium is traded on the LME, which provides the basis for the price at which the Group businesses purchase the aluminium alloys used in its production processes. Recently, the price of aluminium has significantly increased, with peaks in the LME price of over $3,200 a tonne in 2006. In the past Luxfer has been able to hedge 50% to 60% of its aluminium price risk, but with reduced credit lines hedging fell to 16% by the end of 2005 and reduced further in 2006.

In 2006 the Group has managed to pass on a significant element of these price increases to customers, where permitted by customer contracts and competitive pressures, but there is a time lag in this process and a continued margin risk. The profits of Gas Cylinders and Speciality Aluminium have both suffered due to the rise in aluminium costs and the lag in recovering these higher costs through price increases.

The Group has also used hedging to fix the cost of aluminium and thereby offer a stable end price to key customers, although the prevalence of these contracts has fallen in the market during the recent aluminium price fluctuations. If the price of aluminium stabilises, customers may expect to be able to move back to longer term price agreements and the Group would be in a weakened competitive position if it could not offer these fixed price contracts due to a lack of hedging capacity.

The need for the use of hedging instruments to protect the Group's profitability and mitigate the price risks of aluminium is further explained in Part Six under "Quantitative and Qualitative Disclosure About Market Risk".

Customer anxiety

Many of the Group's businesses rely on long-term relationships with major customers. The Group has been successful in gaining significant shares of supply requirements of certain significant customers in niche markets, resulting in a number of agreements pursuant to which the Group is the sole or preferred supplier to a particular customer. These relationships could be put at risk if customers believe that the Group has an uncertain financial future suggesting that it might not be able to provide a reliable source of supply in the future and/or be unable to invest to expand capacity to customers in growing markets. Customers may seek alternative sources of supply regardless of whether the Group's products are better priced or of a more desirable specification. Competitors will be able to exploit the Group's financial uncertainty to gain a greater share of customer orders.

Such customer anxiety has the potential to reduce revenues, lead to pricing pressure, lower margins and thereby reduce EBITDA and cash flows. Introducing new products may also become more difficult because customers would be committing their business resources and strategies to new forms of technology that they may find difficult to source from competitors if the Group were no longer able to serve as the supplier, thereby significantly increasing the risk of adopting the new products.

Employee morale

Many of the factors above would result in additional pressures on management time and also constrain the implementation of investment strategies to grow earnings and revenues. They also have the potential to leave competitors in a stronger position. Over the last few years the Group has made a large number of redundancies and cut back on pension and other fringe benefits. The current capital structure offers little opportunity to provide any new equity incentive to new senior management or staff that progress through to senior management positions. The Group relies on a large proportion of skilled staff from research and development, sales, purchasing, engineering, production and commercial management. Employee morale across the Group could become a major issue and in a competitive international employment market the ability for the Group to retain or hire new skilled staff could become limited.

Financial robustness

Financial and economic markets are currently more volatile and the high financial gearing of the Group increases the financial risks for investor stakeholders in this environment. The Group's current capital structure leaves it more exposed to any economic shocks which could result in a far higher risk of the Company failing to meet its financial obligations.

4.     The Company Post-Reorganisation

The Group has and will continue to pursue a strategy that consists of the following key elements, as explained in more detail, with examples, in Part Six of this document:

•
Improving operating efficiency and performance.

•
Improving product mix.

•
Improving marketing of products.

•
Focusing on growth sectors.

•
Emphasising product development and innovation.

•
Pursuing a targeted investment strategy.

The Reorganisation has been designed to support greater investment in the Group's businesses and to accelerate the execution of this strategy. A key objective on determining the future capital structure of the Company was to ensure alignment of the capital structure with the Group's commercial strategy, and to identify the best way to finance opportunities to grow EBITDA and generate medium to long-term cash flows.

Benefits of additional investment

Following the Reorganisation, the Group expects immediately to increase its capital investment. The Group's management have already identified additional capital investment opportunities of approximately £14 million to be implemented over a thirty month period, above amounts that were previously budgeted for without the Reorganisation taking place. In the next two years, the Group would expect total capital expenditure to be at least £12 million a year, and have planned for around £30 million of capital investment in a thirty month period following the Reorganisation. Significant investment opportunities include:

•
Expansion of capacity to meet demand for the Group's latest zirconium catalyst technology.

•
More aggressive expansion of the Group's composite gas cylinder capacity.

•
Increased levels of automation using modern machinery and new production processes.

•
Additional investment in new products to support the Group's growth strategies including further developing chemical catalysis products for wider industrial use and gaining product approvals for new composite cylinders in Europe and the United States to be used for alternative fuel vehicles. Additional investment would also focus on commercially developing new cylinder valves and breathing regulators, along with new medical cylinder products.

It is expected that, following the Reorganisation, the Group will be better able to build stronger long-term commercial relationships with its customers and end-market users operating businesses, particularly in the development of new products for growth markets.

The Group's G4 catalyst technology has proven to be a significant commercial success, and the Group has been able to increase its estimated market share in the auto-catalyst markets from approximately 20% in 2004 to over 35% in 2006. The Group has also developed new products designed to improve the performance of filtration and emission control systems used with diesel engines and with the tightening of emission standards in most major jurisdictions. The Group believes it is well placed to exploit the advantages of its products over the next few years with one major original equipment manufacturer car producer introducing the Group's technology into its new range of diesel vehicles during 2006.

Over the last five years, the Group has developed a range of zirconium-based catalysts for use in the chemical and petro-chemical industries, with applications including the production of high-octane gasoline and methanol fuels. In 2006, the Group received and processed a number of major orders for these products, and believes long-term demand will increase, with signs that its technology is able to command a premium price.

Composite gas cylinder sales have risen from 13% of cylinder sales in 1995 to 42% of cylinder sales by value in 2005. The Group still has some growing demand for existing products, particularly medical cylinders in Europe and breathing apparatus in Europe and the Far East. China is now the Group's second largest sales market for composite life support cylinders, after the United States. There is a growing demand for lightweight compressed natural gas (CNG) tanks and the Group's carbon composite cylinder technology is well suited to meet the needs of this market. The Group has already entered this market in the United States in mid-2006, and it is only with the added investment that the Group will be able to meet the projected demand from customers in these markets over the next few years.

The Group's current restrictions on capital expenditure have resulted in delays to many plant modernisation and automation projects. By being able to invest more in this area the Group will be able to reduce labour costs, improve production efficiencies and better protect the Group's businesses from competitors based in low wage economies. The Group's Gas Cylinders division, in particular, would increase its investment in automation projects to reduce costs and streamline production flows.

It is expected that these investment initiatives will provide a great opportunity to increase Group EBITDA and operating cash flows, which should create shareholder value and better enable the Company to meet its financial obligations.

Benefits of a new Management Incentive Plan

As part of the Reorganisation, a Management Incentive Plan will be established to promote the success of the Company and incentivise MIP Members by providing them with the opportunity to share in any increase in the long-term value of the Company. The new plan will set MIP EBITDA targets for the Group which if achieved will result in additional equity share value for MIP Members. This plan will become effective upon the Effective Date.

5.     Risk Factors

The Company faces significant and ongoing risks. In addition to the risks associated with implementation of the Reorganisation, a number of factors may affect the Company's operating results, liquidity, financial condition, and/or the price of its Shares and/or New Notes. Risks to the Group also represent risks to the Company. The principal risks facing the Company and Group as a whole are set out in Part Six.

6.     Principal Elements of the Reorganisation

The Reorganisation will involve the following steps:

(i)
holders of existing options granted by the Company under the 2001 Option Scheme, over shares held by the ESOP, will, prior to the Voting Date, be given the requisite notice of their entitlement to exercise such options, conditional upon the Schemes being sanctioned by the Court. Existing share options granted under the 2001 Option Scheme which have not been exercised by the exercise date to be stipulated in the requisite notice will lapse on the Interim Day, effective from the end of the requisite notice period. Those optionholders who opt to exercise their options will be issued the relevant number of Ordinary Shares and Preference Shares on the Interim Day. Under the Shareholder Scheme, on the Effective Date, optionholders who have exercised their options and who are MIP Members will have their Ordinary Shares and Preference Shares converted into a combination of New Ordinary Shares and Deferred Shares. Option holders who are not MIP Members and who exercise their options will have their Ordinary Shares and Preference Shares converted into New Ordinary Shares and Deferred Shares and sell their New Ordinary Shares and Deferred Shares to the Bare Trustee (acting on behalf of the Noteholders and the ESOP);

(ii)
prior to the Voting Day, certain Management Shareholders will enter into separate agreements with the ESOP to sell a certain number of Preference Shares to the ESOP on the Interim Day, and certain MIP Members will enter into an agreement with the ESOP to purchase a certain number of Preference Shares from the ESOP on the Interim Day, both conditional upon the Schemes being sanctioned by the Court;

(iii)
the Noteholder Scheme and the Shareholder Scheme becoming effective;

(iv)
the adoption of the Management Incentive Plan by the Company, which will set out the restrictions of the MIP Members in respect of certain New Ordinary Shares held by them;

(v)
the grant of options over New Ordinary Shares held by the ESOP to certain MIP Members under a new share option plan; and

(vi)
the Company will conduct a separate offering of an aggregate principal amount of £3.05 million of Additional New Notes to existing Noteholders outside the United States in reliance on Regulation S under the US Securities Act ("Regulation S") to persons who are "qualified investors" within the meaning of Directive 2003/71/EC as implemented in the relevant member state and within the United States only to persons reasonably believed to be "qualified institutional buyers" in reliance on Rule 144A under the US Securities Act ("Rule 144A") or another exemption from, or a transaction not subject to, the registration requirements of the US Securities Act. As a result, certain existing Noteholders who either are (i) qualified institutional buyers who have agreed to purchase such Additional New Notes in a transaction not subject to the registration requirements of the US Securities Act or (ii) qualified investors who have agreed to purchase such Additional New Notes in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S, have agreed to subscribe for the full amount of Additional New Notes.

  The Additional New Notes have not been and will not be registered under the US Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act. The closing of the offering of the Additional New Notes will be conditional on the Schemes becoming effective, with the proceeds therefrom used, to fund certain obligations of the Group. Noteholders acquiring the Additional New Notes will be subject to certain transfer restrictions with respect to their Additional New Notes.

7.     The EGM

On the same date as the Scheme Meetings, the Company will convene the EGM to table, and if thought fit, to approve certain resolutions to give effect to the Shareholder Scheme. These resolutions will include (of which (i) will be effective on the Court sanctioning both the Schemes and (ii) to (v) will be conditional upon both the Schemes becoming effective):

(i)
a special resolution to delete the pre-emption rights set out in the Articles of Association for the sole purpose of facilitating the share transfers between certain Management Shareholders, the ESOP and certain MIP Members on the Interim Day;

(ii)
a special resolution approving the New Articles of Association;

(iii)
an ordinary resolution agreeing to the cancellation of any accrued dividend on the Preference Shares;

(iv)
ordinary resolutions approving the conversion of the Ordinary Shares and Preference Shares into a combination of New Ordinary Shares and Deferred Shares; and

(v)
an ordinary resolution approving the cancellation of the authorised but unissued Ordinary Share capital of the Company.

8.     The Ordinary Shareholders' Class Meeting

On the same date as the Scheme Meetings and EGM, the Company will convene the Ordinary Shareholders' Class Meeting to table, and if thought fit, to approve the Ordinary Shareholders' Class Meeting Resolution.

9.     The Preference Shareholders' Class Meeting

On the same date as the Scheme Meetings and EGM, the Company will convene the Preference Shareholders' Class Meeting to table, and if thought fit, to approve the Preference Shareholders' Class Meeting Resolution.

10.   The Schemes of Arrangement

The Company proposes to enter into two schemes of arrangement pursuant to section 425 of the Companies Act, the Noteholder Scheme and the Shareholder Scheme.

Noteholder Scheme Meeting

Before the Court's sanction can be sought, the Noteholder Scheme will require approval by the Scheme Creditors at the Scheme Creditors' Meeting and separately the consent of Luxfer Group Limited. Luxfer Group Limited has been informed about the terms of the proposed Reorganisation and has forwarded to the Company its consent to the Noteholder Scheme after its board of directors approved its terms. At the Scheme Creditors' Meeting, the Scheme Creditors must approve the Noteholder Scheme by a majority in number of those voting, representing three-fourths or more in value of the Senior Notes, either in person or by proxy.

Shareholder Scheme Meeting

Before the Court's sanction can be sought, the Shareholder Scheme will require approval by:

(i)
The Ordinary Non-Management Shareholders at the Ordinary Non-Management Shareholders' Scheme Meeting;

(ii)
The Preference Non-Management Shareholders at the Preference Non-Management Shareholders' Scheme Meeting;

(iii)
The Ordinary Management Shareholders at the Ordinary Management Shareholders' Scheme Meeting; and

(iv)
The Preference Management Shareholders at the Preference Management Shareholders' Scheme Meeting.

Each of these groups of Scheme Shareholders must, at each of their respective Scheme Meetings, have approved the Shareholder Scheme by a majority in number of those voting, representing three-fourths or more in value of the relevant Shares, either in person or by proxy, at such Shareholders' Scheme Meeting. In addition, to give effect to certain matters under the Shareholder Scheme, Ordinary Shareholders must approve the resolutions proposed at the EGM, the Ordinary Shareholders must approve the Ordinary Shareholders' Class Meeting Resolution proposed at the Ordinary Shareholders' Class Meeting, and the Preference Shareholders must approve the Preference Shareholders' Class Meeting Resolution proposed at the Preference Shareholders' Class Meeting, either in person or by proxy.

Notices of the Scheme Meetings are set out at the end of this document. The Scheme Meetings have been convened for 23 January 2007 (see page 18 for detailed timings). At the Scheme Meetings, voting will be by poll.

The Court Hearing

The Court hearing to sanction the Schemes is currently scheduled for 2 February 2007. All Scheme Creditors and Scheme Shareholders are entitled to attend the Court hearing in person, or to be represented by counsel to support or oppose the sanctioning of the Schemes. An opportunity will be given at the Scheme Meetings for Scheme Creditors and Scheme Shareholders to ask any questions and to raise any issues they may have in relation to their respective Schemes.

The Schemes will become effective on delivery by the Company to the Registrar of Companies in England and Wales of copies of the Court orders sanctioning the Schemes. Subject to the requisite approval being obtained from the Scheme Creditors and the various relevant classes of Scheme Shareholders and the sanction of the Court, the Schemes are expected to become effective on 6 February 2007. If the Schemes have not become effective by 30 April 2007 (or such later date as the Company, the Scheme Creditors and the Scheme Shareholders may agree) they will lapse and the Schemes will not proceed.

Principal Elements of the Schemes

The principal elements of the Noteholder Scheme are as follows:

•
The Company will covenant to deliver the office copy of the order of the Court sanctioning the Shareholder Scheme pursuant to section 425 of the Companies Act to the Registrar of Companies in England and Wales for registration.

•
Immediately at the Effective Time, all Senior Notes and Scheme Claims and all and any rights constituted by the Indenture with respect to the Senior Notes will be released and cancelled in full with effect from the Effective Time and the Company will be completely and absolutely released from any and all obligations to the Scheme Creditors with respect to the Senior Notes, Scheme Claims and the Indenture. The Noteholder Scheme will also completely and absolutely release the Trustee and Depositary from all liability in respect of the Senior Notes, the Indenture, and the Deposit Agreement, and will bind all Scheme Creditors and any person who acquires Notes after the Record Date. The Scheme Creditors will also be deemed to have unconditionally authorised the Depositary, on the Effective Date, to enter into, execute and deliver as a deed for itself and on behalf of each Scheme Creditor and any person to whom a Scheme Creditor has transferred Senior Notes after the Record Date, the Deed of Release, whereby any and all obligations and claims against the Company, the Company's Advisers, the Trustee, the Depositary, the Consenting Noteholders, the Committee and the Committee's Advisers, and each of their respective principals, agents, officers, employees and shareholders, in relation to or arising out of or in connection with any and all Scheme Claims and the Indenture, shall be released and cancelled fully and absolutely on and from the Effective Time pursuant to the terms thereof. The Scheme Creditors will also be deemed to have authorised and directed The Bank of New York in its capacity as Custodian, Common Depositary and Trustee to enter into, execute and deliver, the Deed of Release. The Depositary, pursuant to an undertaking dated 15 December 2006, has agreed that in the event that the Noteholder Scheme becomes effective, it shall on behalf of itself as holder of the legal title to the Senior Notes and on behalf of the Scheme Creditors promptly execute the Deed of Release on the Effective Date and perform the tasks specified therein. Pursuant to the same undertaking, the Trustee and the Custodian have also agreed to execute the Deed of Release and perform the tasks specified therein.

•
In return for and in consideration of the release and cancellation of all Scheme Claims and all and any rights constituted by the Indenture with respect to the Senior Notes, the Company will issue New Notes to Scheme Creditors (other than Luxfer Group Limited) of an aggregate amount equal to the Principal Amount, in accordance with the New Indenture. For a detailed description of the New Notes, please see Part Three.

•
At the Effective Time, the Company will pay Scheme Creditors other than Luxfer Group Limited, the Interest Payment in cash in full and final settlement of any and all outstanding interest due under the Senior Notes from 2 May 2006 to the Effective Date, and in cancellation of all rights and claims in respect thereof, in the following manner: (i) a sum equivalent to £18,379.7192 per day for each day from 1 November 2006 to the Effective Date (inclusive) which will be distributed through Euroclear and Clearstream to each Scheme Creditor to the extent of its respective entitlement determined by reference to the proportionate principal face amount of Senior Notes beneficially owned by it on the Record Date; and (ii) an aggregate sum of £8.5 million to be paid to the Bare Trustee (acting on behalf of the Scheme Creditors other than Luxfer Group Limited) to be utilised by the Bare Trustee to purchase on behalf of such Scheme Creditors (pursuant to the Shareholder Scheme) 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares from Non-Management Shareholders (as of the Record Date) and to bear the relevant stamp duty costs in respect of such purchases.

•
The Scheme Creditors (other than Luxfer Group Limited) will be deemed to have authorised the Bare Trustee to act on their behalf as their representative and nominee in relation to receipt of a sum of £8.5 million of the Interest Payment to be paid to and utilised for the purchase 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares from the Non-Management Shareholders as of the Record Date (pursuant to the Shareholder Scheme) and pay associated stamp duty costs. Following such authorisation, the Bare Trustee, on behalf of the Scheme Creditors, other than Luxfer Group Limited, will, under the Shareholder Scheme, purchase such shares and pay the related stamp duty.

•
The Bare Trustee will, after the Effective Time or as soon as practicable thereafter, transfer to the Scheme Creditors (other than Luxfer Group Limited) with Agreed Share Entitlements, up to

  8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares purchased pursuant to the Shareholder Scheme from the Non-Management Shareholders (as of the Record Date), such that each Scheme Creditor (other than Luxfer Group Limited) with an Agreed Share Entitlement will receive 66.2085 New Ordinary Shares and 4,960,585.976 Deferred Shares for each £1,000 principal face amount of Senior Notes beneficially owned by it on the Record Date. Fractional entitlements of Scheme Creditors to the New Ordinary Shares and/or Deferred Shares shall be aggregated and allocated by the Company in good faith. Pursuant to the Bare Trustee Appointment Agreement, the Bare Trustee will irrevocably appoint Linda Frances Seddon, Company Secretary of the Company, to effect and execute the said transfers, as its attorney in its name and to act on its behalf to execute any documents in this respect, and the Bare Trustee will agree that such power of attorney will be given by way of security and will be irrevocable and in accordance with section 4 of the Powers of Attorney Act 1971. Pursuant to the Bare Trustee Appointment Agreement, the Company will give an indemnity in favour of the Bare Trustee against claims, losses, liabilities, damages, costs and expenses as set out in the Bare Trustee Appointment Agreement and also undertake to pay fees and expenses to the Bare Trustee.

•
The Company will pay Luxfer Group Limited the interest due in full for the period 2 May 2006 to the Effective Date, on the Senior Notes held by it in full and final satisfaction of any and all accrued interest on such Senior Notes.

•
In return for and in consideration of the release and cancellation by Luxfer Group Limited of its Scheme Claim and any rights constituted by the Indenture on and from the Effective Time, a new inter-company loan will be made between Luxfer Group Limited (as lender) and the Company (as borrower) of an amount equivalent to £28,597,000 being the face value of the Senior Notes held by Luxfer Group Limited. Luxfer Group Limited will not receive any other consideration under the Scheme. This inter-company loan will be for a term of 6 years. At the end of the term this loan would be repayable in a bullet repayment. The interest rate on this loan will be a fixed rate of 9.5% per annum payable six monthly in arrears. The loan may be prepaid in whole or in part upon 5 days' prior written notice. A failure to pay on the due date any amount falling due subject to a 10 day remedy period, and a resolution passed for winding up, or where an administration order is made or an administrator or administrative receiver is appointed, would constitute events of default on this loan. The loan may be accelerated requiring repayment in the event that the New Notes are subject to accelerated repayment. The Company and Luxfer Group Limited will enter into the Inter-company Loan Agreement reflecting the above terms after the Effective Time.

•
Members of the Board, as soon as practicable after the Effective Date, will, in consultation with representatives of the holders of New Ordinary Shares (other than MIP Members), initially appoint two new non-executive directors required to complete the constitution of Post-Reorganisation Board and all existing directors other than the Post-Reorganisation Board members will resign.

The principal elements of the Shareholder Scheme are as follows:

•
All Preference Shareholders will agree to the cancellation of any accrued dividend on the Preference Shares. Fractions will be aggregated and allocated by the Company in good faith.

•
Non-Management Ordinary Shareholders and Management Ordinary Shareholders will agree to adopt the New Articles of Association.

•
All Ordinary Shares and Preference Shares as at the Record Date will be converted into a combination of New Ordinary Shares and Deferred Shares. Fractions will be aggregated and allocated by the Company in good faith.

•
The ESOP will authorise the Bare Trustee to act on its behalf as its representative and nominee in relation to, and will pay the Bare Trustee the ESOP Share Payment towards consideration for, the purchase of 51,614 New Ordinary and 3,867,129,751 Deferred Shares by the Bare Trustee (on behalf of the ESOP) from the Non-Management Shareholders (as of the Record Date).

•
Immediately after the Effective Time, Non-Management Shareholders as of the Record Date will sell to the Bare Trustee (acting on behalf of the Scheme Creditors, other than Luxfer Group Limited, and the ESOP) free and clear of all encumbrances and liens, an aggregate of 8,751,614 New Ordinary Shares and 655,703,008,700 Deferred Shares held by them, in consideration for the ESOP Share Payment and £8.45 million out of the Cash Proceeds paid to them in cash by the Bare Trustee (such consideration being calculated and allocated on the basis of £0.074 in cash for each Ordinary Share and Preference Share held by Non-Management Shareholders on the Record Date and on the assumption that all £0.01 existing ESOP options have been exercised). The Bare Trustee will pay the stamp duty costs related to such sale from the balance Cash Proceeds. The Non-Management Shareholders will be deemed to agree that upon such sale and in consideration of receiving the aforesaid consideration, they will have no further interest in the share capital of the Company and accordingly, the Investment Agreement will stand terminated with effect from the Effective Date. In order to effect such sales, the Non-Management Shareholders as of the Record Date will be deemed to irrevocably appoint Linda Frances Seddon, Company Secretary of the Company, as their attorney in their name and to act on their behalf to execute any documents in respect of such sales, and each Non-Management Shareholder as of the Record Date will be deemed to agree that such power of attorney will be given by way of security and will be irrevocable and in accordance with section 4 of the Powers of Attorney Act 1971. Pursuant to the Bare Trustee Appointment Agreement, the Company will give an indemnity in favour of the Bare Trustee against claims, losses, liabilities, damages, costs and expenses as set out in the Bare Trustee Appointment Agreement and also undertake to pay fees and expenses to the Bare Trustee.

•
Following such purchases, the Bare Trustee will transfer to the ESOP an aggregate of 51,614 New Ordinary Shares and 3,867,129,751 Deferred Shares. In order to effect such transfer to the ESOP, the Bare Trustee will irrevocably appoint Linda Frances Seddon, Company Secretary of the Company, as its attorney in its name and to act on its behalf to execute any documents in respect of such sales and the Bare Trustee will agree that such power of attorney will be given by way of security and will be irrevocable and in accordance with section 4 of the Powers of Attorney Act 1971.

•
Management Shareholders will agree, and the Company will cause the MIP Members (other than Management Shareholders) to agree, to retain their converted New Ordinary Shares and Deferred Shares, and agree that they have no-objection to the sale of the converted New Ordinary Shares and Deferred Shares by Non-Management Shareholders as of the Record Date to the Bare Trustee (acting on behalf of the Scheme Creditors, other than Luxfer Group Limited, and the ESOP).

•
Management Shareholders who are party to the Investment Agreement will agree that this agreement will stand terminated with effect from the Effective Date.

•
The B Preference Shareholders and current Deferred Shareholders will not participate in the Reorganisation.

All Non-Management Shareholders and Management Shareholders are recommended to deliver the share certificates in respect of all Ordinary Shares and Preference Shares held by them to the Company Secretary, Linda Seddon at The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom no later than 5:00 p.m. on 18 January 2007. Those shareholders who do not have their share certificates or have lost, misplaced, damaged or destroyed their share certificates, are required to provide a bank guarantee in respect of their missing share certificates. The Company Secretary may, in lieu of such bank guarantee, at her sole discretion, accept a deed of indemnity in the form appended to the Shareholder Notice or in such other form as the she deems acceptable. Non-Management Shareholders are also required to provide full details of their bank accounts into which their pro rata share of the Cash Proceeds should be transferred, substantially in the form appended to the Shareholder Notice. Non-Management Shareholders shall not be entitled to receive their pro rata share of the Cash Proceeds until such time as they deliver either the relevant share certificates, or a bank guarantee or deed of indemnity as contemplated above, together with their bank account details, substantially in the form of the Shareholder Notice. It is recommended that the Shareholder Notice (enclosing the share certificates or bank guarantee/deed of indemnity in lieu thereof as noted above) is sent to the Company along with the relevant Forms of Proxy. In any event the Shareholder Notice must reach the Company on or before a period of two years from the date that the Shareholder Scheme becomes effective failing which their share of the Cash Proceeds will be transferred to the Company. Management Shareholders shall not be entitled to receive the share certificates in respect of the New Ordinary Shares and Deferred Shares that they been allocated until such time as they deliver either the share certificates, or a bank guarantee or deed of indemnity as contemplated above. Notwithstanding the above, the Company will be entitled to retain all share certificates in respect of New Ordinary Shares held by MIP Members which are Restricted New Ordinary Shares.

11.   Conditions to the Schemes

Each Scheme will require the sanction of the Court. The sanction of the Court will follow one or more hearings to sanction the Schemes, which will in turn follow several meetings at which all Scheme Creditors and Scheme Shareholders may, in person or through a representative, vote in favour of or against the relevant Scheme. An opportunity will be given at the relevant Scheme Meeting for Scheme Creditors and Scheme Shareholders to ask any questions and to raise any issues they may have in relation to their respective Schemes. If the Schemes have not become effective by 30 April 2007 (or such later date as the Company, the Scheme Creditors and the Scheme Shareholders may agree) they will lapse and the Schemes will not proceed.

Conditions to the Noteholder Scheme

The Noteholder Scheme will become effective and legally binding on the Company and all the Scheme Creditors, in accordance with its terms, upon the following:

(i)
the approval of a majority in number representing three-fourths in value of Scheme Creditors at the Scheme Creditors' Meeting present and voting (in person or by proxy);

(ii)
the consent of Luxfer Group Limited;

(iii)
the making by the Court of an order sanctioning the Noteholder Scheme pursuant to section 425 of the Companies Act;

(iv)
an office copy of the order of the Court pursuant to section 425 of the Companies Act being delivered to the Registrar of Companies in England and Wales for registration; and

(v)
the Shareholder Scheme being sanctioned by the Court.

Conditions to the Shareholder Scheme

The Shareholder Scheme will become effective and legally binding on the Company and all the Scheme Shareholders, in accordance with its terms, following:

(i)
the approval of a majority in number representing three-fourths in value of Ordinary Non-Management Shareholders at the Ordinary Non-Management Shareholders' Scheme Meeting present and voting (in person or by proxy);

(ii)
the approval of a majority in number representing three-fourths in value of Preference Non-Management Shareholders at the Preference Non-Management Shareholders' Scheme Meeting present and voting (in person or by proxy);

(iii)
the approval of a majority in number representing three-fourths in value of Ordinary Management Shareholders at the Ordinary Management Shareholders' Scheme Meeting present and voting (in person or by proxy);

(iv)
the approval of a majority in number representing three-fourths in value of Preference Management Shareholders at the Preference Management Shareholders' Scheme Meeting present and voting (in person or by proxy);

(v)
the approval by the requisite majorities of Ordinary Shareholders present and voting at the EGM (in person or by proxy) of the EGM Resolutions;

(vi)
the approval by three-fourths of the Ordinary Shareholders present and voting at the Ordinary Shareholders' Class Meeting (in person or by proxy) of the Ordinary Shareholders' Class Meeting Resolution;

(vii)
the approval by three-fourths of the Preference Shareholders present and voting at the Preference Shareholders' Class Meeting (in person or by proxy) of the Preference Shareholders' Class Meeting Resolution;

(viii)
the making by the Court of an order sanctioning the Shareholder Scheme pursuant to section 425 of the Companies Act;

(ix)
an office copy of the order of the Court pursuant to section 425 of the Companies Act being delivered to the Registrar of Companies in England and Wales for registration; and

(x)
the Noteholder Scheme being sanctioned by the Court and coming into effect.

The Schemes are expected to be made effective on 6 February 2007 by the delivery of an office copy of the orders of the Court to the Registrar of Companies in England and Wales for registration. Such copies of the orders of the Court will not be so delivered unless all the above conditions are satisfied.

The Court hearing(s) to sanction the Schemes will qualify as a fairness hearing of the kind contemplated by Section 3(a)(10) of the US Securities Act in relation to the New Ordinary Shares, Deferred Shares and New Notes to be delivered to Scheme Creditors and Scheme Shareholders. All persons who are Scheme Creditors and Scheme Shareholders at the time of the Court hearing are entitled to attend it in person or through counsel to support or oppose the sanctioning of the Schemes.

12.   What will you receive under the Schemes?

Under the Noteholder Scheme

In the event that the Noteholder Scheme becomes effective:

(i)
Scheme Creditors, other than Luxfer Group Limited, will receive New Notes of an aggregate amount equal to the Principal Amount, in accordance with the New Indenture. Each Scheme Creditor, other than Luxfer Group Limited, will receive New Notes issued by the Company in exchange for each £1,000 of principal face amount of the Senior Notes beneficially owned by it as at the Record Date in the following amounts:

By reference to each £1,000 of principal face amount of the Senior Notes beneficially owned by the Scheme Creditor as at the Record Date	Aggregate principal face amount of New Notes equivalent to the sum of £521.49 plus a further amount equivalent to 2.143 pence per day for each day from 1 November 2006 to the Effective Date (inclusive)

  The New Notes will be distributed to each Scheme Creditor through Euroclear and Clearstream at the Effective Time. New Notes will be issued in minimum denominations of £1.00 and integral multiples of £1.00 in excess thereof. The New Notes will be distributed and may only be traded in minimum amounts of £50,000 and integral multiples of £1.00 in excess thereof. Where the aggregate principal face amount of New Notes that a Scheme Creditor is entitled to receive includes a fraction, such fraction will be rounded down to the nearest £1.00.

(ii)
Scheme Creditors, other than Luxfer Group Limited, will receive the Interest Payment in cash in full and final settlement of any and all outstanding interest due under the Senior Notes from 2 May 2006 to the Effective Date, and cancellation of all rights and claims in respect thereof, in the following manner:

•
a sum equivalent to £18,379.7192 per day for each day from 1 November 2006 to the Effective Date (inclusive) which will be distributed through Euroclear and Clearstream to each Scheme Creditor to the extent of its respective entitlement determined by reference to the proportionate principal face value of Senior Notes beneficially owned by it on the Record Date; and

•
an aggregate sum of £8.5 million to be paid to the Bare Trustee (acting on behalf of the Scheme Creditors other than Luxfer Group Limited) to be utilised by the Bare Trustee to purchase on behalf of such Scheme Creditors (pursuant to the Shareholder Scheme) 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares from Non-Management Shareholders (as of the Record Date) and to bear the relevant stamp duty costs in respect of such purchases.

(iii)
Each Scheme Creditor (other than Luxfer Group Limited) with an Agreed Share Entitlement will receive 66.2085 New Ordinary Shares and 4,960,585.976 Deferred Shares for each £1,000 principal face amount of Senior Notes beneficially owned by it on the Record Date. Fractions will be aggregated and allocated by the Company in good faith.

(iv)
Luxfer Group Limited will receive the interest due in full for the period 2 May 2006 to the Effective Date on the Senior Notes held by it. All Senior Notes held by Luxfer Group Limited will be released and cancelled. In consideration, a new inter-company loan bearing interest at a fixed rate of 9.5% per annum will be made between Luxfer Group Limited (as lender) and Luxfer (as borrower) of an amount equivalent to the amount of Senior Notes held by Luxfer Group Limited.

Determination and Distribution of Share Entitlements under the Noteholder Scheme

In the event that there is more than one demand in respect of a Senior Note, the Company will be entitled not to deliver New Ordinary Shares, Deferred Shares, and New Notes or make any Interest Payment under the Noteholder Scheme in consideration for the relevant Senior Note unless and until it has been determined to its reasonable satisfaction which claimant is appropriately entitled to the relevant New Ordinary Shares, Deferred Shares, New Notes and Interest Payment under the Noteholder Scheme and in what proportions.

All Share Entitlements will be determined by reference to the principal face amount of Senior Notes beneficially owned by a Scheme Creditor as at the Record Date and will be calculated in accordance with the Noteholder Scheme. Share Entitlements will be determined and agreed by the Company on the basis of and subject to its review of a duly completed Noteholders' Proxy Form or Distribution Notice submitted to the Company by a Scheme Creditor. The Company will promptly record in its register of members the Share Entitlement of each Scheme Creditor with an Agreed Scheme Claim in accordance with the details set out in such Noteholders' Form of Proxy or Distribution Notice, or as may otherwise be determined by the Company to be appropriate in the circumstances, and will promptly send a letter to the relevant Scheme Creditor confirming such recording. A Scheme Creditor who has submitted a Noteholders' Proxy Form or a Distribution Notice will provide information reasonably required by the Company to enable the Company, in it sole discretion, to determine, in a final and binding manner, the extent of its Share Entitlement. Share Entitlements of those Scheme Creditors who do not submit a duly completed Noteholders' Proxy Form within the prescribed time, will be determined on the basis of a duly completed Distribution Notice submitted to the Company no later than the Termination Date. Where a Distribution Notice is received by the Company before the Termination Date from a Scheme Creditor, the Company will use its reasonable endeavours to reach agreement with the Scheme Creditor concerned as to the validity of its claim and the amount of its Share Entitlement before the Termination Date, or as soon as practicable thereafter.

Where a Scheme Creditor has not returned a Distribution Notice on or before the Termination Date, the Company will be under no obligation to consider whether and the extent to which it has a Share Entitlement and the Bare Trustee and the Company will be under no obligation to distribute the New Ordinary Shares or Deferred Shares to such Scheme Creditor.

Scheme Creditors who have submitted a Noteholders' Form of Proxy or a Distribution Notice will not be entitled to amend or provide further information in respect of a Scheme Claims except in response to a request for information from the Company, or as the Company shall permit in its sole discretion.

Agreed and Disputed Share Entitlements

The Company may reject a Noteholders' Form of Proxy or a Distribution Notice in whole or in part if it is not correctly completed and signed or is invalid for any reason under any applicable law, or if the claimant has not satisfied the Company that it is a Scheme Creditor. Any Scheme Claim in respect of which a Noteholders' Form of Proxy or Distribution Notice has been rejected will, until it has become an Agreed Share Entitlement, be a Disputed Share Entitlement. A person with a Disputed Share Entitlement will not become entitled to New Ordinary Shares or Deferred Shares in accordance with this Noteholder Scheme, unless prior to the Termination Date its Scheme Claim becomes an Agreed Share Entitlement.

Termination Date

On the Termination Date or as soon as practicable thereafter, any New Ordinary Shares and Deferred Shares remaining with the Bare Trustee and not attributable to any Agreed Share Entitlement or the subject of any outstanding but unresolved Scheme Claim (which claim can be determined by the Company in its sole discretion), shall be transferred to a trust vehicle nominated or set up by the Company.

Share Certificates to Scheme Creditors

The Company will send a share certificate representing its Agreed Share Entitlement by post to the Scheme Creditor concerned not later than twenty (20) Business Days after an Agreed Share Entitlement of a Scheme Creditor has been determined by the Company.

Transfers of Shares subsequent to the Reorganisation

On and after the completion of the Reorganisation, holders of shares in the Company may transfer their shares in the manner set out in the New Articles of Association, subject to any restrictions set out in the New Articles of Association, the Management Incentive Plan and applicable law. Such transfers may be made by an instrument of transfer in any usual form or in any other form which the Board may approve, delivered to the Company Secretary of the Company. Any agreement between any members and the Company pursuant to which such members waive their rights to transfer any of their New Ordinary Shares shall have effect notwithstanding the New Articles of Association. The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it. The instrument of transfer of a share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the Company. The Board may decline to register any transfer of a share unless: (a) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and is left at the office or such other place as the Board may from time to time determine accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the person executing the instrument of transfer to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do; (ii) the instrument of transfer is in respect of only one class of share; and (iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four. Although the New Notes, New Ordinary Shares and Deferred Shares are transferable, subject to any restrictions set out in the New Articles of Association, the Management Incentive Plan and applicable law, there can be no assurance that any active trading market will develop for any of these securities. See "Risk Factors—Risks Relating to the New Notes—Absence of a Public Market for the New Notes—Holders of the New Notes cannot be sure that an active trading market will develop for the New Notes" and "Risk Factors—Risks Relating to the New Ordinary Shares and Deferred Shares—Absence of a Public Market for the New Shares—There will be no active trading market for the New Shares".

Important Notice

The New Ordinary Shares, Deferred Shares, and New Notes delivered under the Schemes in consideration for the previously outstanding equity and debt issued by the Company (collectively, the "New Securities") delivered under the Schemes will be issued or delivered in reliance upon exemptions from registration requirements of the US Securities Act, including that provided in section 3(a)(10) thereof. As a result, the New Securities have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States. New Ordinary Shares, Deferred Shares, and New Notes delivered under the Schemes in consideration for the previously outstanding equity and debt issued by the Company issued or converted and delivered to a Scheme Creditor who is neither an affiliate of the Company prior to or after the completion of the Schemes, would not be "restricted securities" under the US Securities Act. Affiliates of the Company prior to or after the completion of the Schemes will be subject to timing, manner of sale and volume restrictions on the sale of New Securities received in connection with the Schemes under Rule 145(d) of the US Securities Act. Persons who may be deemed to be affiliates of the Company include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, the Company, and may include certain officers and directors of the Company and principal shareholders (such as a holder of more than 10 per cent of the outstanding capital stock of the Company). Persons who are affiliates of the Company, in addition to reselling their New Securities in the manner permitted by Rule 145(d) of the US Securities Act, may be able to sell their New Securities under any other available exemption under the US Securities Act, including Regulation S. Scheme Creditors who believe they may be affiliates of the Company for the purposes of the US Securities Act should consult their own legal advisers prior to any sale of New Securities received pursuant to the Schemes.

For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof with respect to the New Securities delivered pursuant to the Schemes, the Company will advise the Court that the Company will rely on the section 3(a)(10) exemption based on the Court's sanctioning of the Schemes. The Court's sanctioning of the Schemes will be relied upon by the Company as an approval of the fairness of the terms and conditions of the Schemes following a hearing on its fairness to Scheme Creditors. All such Scheme Creditors will receive advance notice of and are entitled to attend such hearing in person or through counsel to support or oppose the sanctioning of the Schemes.

An application is expected to be made to list the New Notes on the Euro MTF segment of the Luxembourg Stock Exchange or for admission of the New Notes to listing on the Official List of the UK Listing Authority and to trading on the Professional Securities Market of the London Stock Exchange plc, or for listing on any other comparable securities exchange. The Company cannot assure you, however, that any market for the New Notes will develop. See "Risk Factors—Risks Relating to the New Notes—Absence of a Public Market for the New Notes—Holders of the New Notes cannot be sure that an active trading market will develop for the New Notes". The New Ordinary Shares, Deferred Shares, and New Notes delivered under the Schemes in consideration for the previously outstanding equity and debt issued by the Company will not be registered under the US Exchange Act, and the Company does not expect that the New Ordinary Shares, Deferred Shares, and New Notes delivered under the Schemes in consideration for the previously outstanding equity and debt issued by the Company will be subject to the reporting requirements applicable thereunder.

Under the Shareholder Scheme

In the event that the Shareholder Scheme becomes effective:

(i)
There will occur the conversion of the Ordinary Shares and Preference Shares into New Ordinary Shares and Deferred Shares, and on the assumption that all £0.01 existing ESOP options have been exercised, Non-Management Shareholders as of the Record Date will be entitled to:

For each Preference Share held on the Record Date	0.07638625 New Ordinary Shares of £1 each and 5723.137529 Deferred Shares of £0.0001 each
For each Ordinary Share held on the Record Date	0.07638625 New Ordinary Shares of £1 each and 5723.137529 Deferred Shares of £0.0001 each
(ii)
Upon the conversion of the Ordinary Shares and Preference Shares into New Ordinary Shares and Deferred Shares, and on the assumption that all £0.01 existing ESOP options have been exercised, MIP Members will receive:

For each Preference Share held on the Record Date	0.064173 New Ordinary Shares of £1 each and 5845.2702953 Deferred Shares of £0.0001 each
For each Ordinary Share held on the Record Date	0.064173 New Ordinary Shares of £1 each and 5845.2702953 Deferred Shares of£0.0001 each
(iii)
Fractions will be aggregated and allocated by the Company in good faith.

(iv)
Non-Management Shareholders as of the Record Date who will be required to sell to the Bare Trustee all New Ordinary Shares and Deferred Shares acquired pursuant to the conversion described in (i) above, will receive the following in consideration (calculated on the assumption that all £0.01 existing ESOP options have been exercised) for the sale of their New Ordinary Shares to the Bare Trustee:

For each New Ordinary Share held on the Record Date	£0.074
(v)
The ESOP will receive 51,614 New Ordinary and 3,867,129,751 Deferred Shares following purchase by the Bare Trustee.

Management Shareholders will not be entitled to sell their New Ordinary Shares or Deferred Shares to the Bare Trustee.

The dividends accrued in respect of all Preference Shares up to the time of conversion will be cancelled and therefore not paid.

Delivery of Share Certificates

All Non-Management Shareholders and Management Shareholders are recommended to deliver the share certificates in respect of all Ordinary Shares and Preference Shares held by them to the Company Secretary, Linda Seddon at The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom no later than 5:00 p.m. on 18 January 2007.

Those shareholders who do not have their share certificates or have lost, misplaced, damaged or destroyed their share certificates, are required to provide a bank guarantee in respect of their missing share certificates. The Company Secretary may, in lieu of such bank guarantee, at her sole discretion, accept a deed of indemnity in the form appended to the Shareholder Notice or in such other form as the she deems acceptable.

Non-Management Shareholders are also required to provide full details of their bank accounts into which their pro rata share of the Cash Proceeds should be transferred, substantially in the form appended to the Shareholder Notice. Non-Management Shareholders shall not be entitled to receive their pro rata share of the Cash Proceeds until such time as they deliver either the relevant share certificates, or a bank guarantee or deed of indemnity as contemplated above, together with their bank account details, substantially in the form of the Shareholder Notice. It is recommended that the Shareholder Notice (enclosing the share certificates or bank guarantee/deed of indemnity in lieu thereof as noted above) is sent to the Company along with the Forms of Proxy. In any event the Shareholder Notice must reach the Company on or before a period of two years from the date that the Shareholder Scheme becomes effective failing which their share of the Cash Proceeds will be transferred to the Company.

Management Shareholders shall not be entitled to receive the share certificates in respect of the New Ordinary Shares and Deferred Shares that they been allocated until such time as they deliver either the share certificates, or a bank guarantee or deed of indemnity as contemplated above. Notwithstanding the above, the Company will be entitled to retain all share certificates in respect of New Ordinary Shares held by MIP Members which are Restricted New Ordinary Shares.

Share Certificates relating to New Ordinary and Deferred Shares

The Company will deliver to the Bare Trustee, share certificates in respect of the New Ordinary Shares and Deferred Shares which have been transferred to it pursuant to the Shareholder Scheme within two (2) days after the Effective Date. Upon distribution by the Bare Trustee of New Ordinary Shares to the ESOP, the Company will be entitled retain all share certificates in respect of New Ordinary Shares held by the ESOP which are Restricted New Ordinary Shares.

The Company will send to Management Shareholders entitled to New Ordinary Shares and Deferred Shares share certificates representing such shares within twenty (20) Business Days after the Effective Date. Notwithstanding the above, the Company will be entitled to retain all share certificates in respect of New Ordinary Shares held by MIP Members which are Restricted New Ordinary Shares. Subject to restrictions set out in the New Articles of Association, the Management Incentive Plan and applicable law, the New Ordinary Shares and Deferred Shares may be transferred as described under "What will you Receive—Under the Noteholder Scheme—Transfers of Shares Subsequent to the Reorganisation".

Important Notice

The New Ordinary Shares and the Deferred Shares (collectively, the "New Shares") that will be delivered under the Shareholder Scheme will be converted and delivered in reliance upon exemptions from the registration requirements of under the US Securities Act, including that provided in section 3(a)(10) thereof. As a result, the New Shares have not and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. New Shares converted and delivered to a Scheme Shareholder or a MIP Member who is neither an affiliate of the Company prior to or after the completion of the Schemes, would not be "restricted securities" under the US Securities Act. Affiliates of the Company prior to or after the completion of the Schemes will be subject to timing, manner of sale and volume restrictions on the sale of New Shares received in connection with the Schemes under Rule 145(d) of the US Securities Act. Persons who may be deemed to be affiliates of the Company include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, the Company, and may include certain officers and directors of the Company and principal shareholders (such as a holder of more than 10 per cent of the outstanding capital stock of the Company). Persons who are affiliates of the Company, in addition to reselling their New Shares in the manner permitted by Rule 145(d) of the US Securities Act, may be able to sell their New Shares under any other available exemption under the US Securities Act, including Regulation S. Scheme Shareholders who believe they may be affiliates of the Company for the purposes of the US Securities Act should consult their own legal advisers prior to any sale of New Shares received pursuant to the Schemes.

For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof with respect to the New Shares issued pursuant to the Shareholder Scheme, the Company will advise the Court that the Company will rely on the section 3(a)(10) exemption based on the Court's sanctioning of the Shareholder Scheme. The Court's sanctioning of the Shareholder Scheme will be relied upon by the Company as an approval of the fairness of the terms and conditions of the Shareholder Scheme following a hearing on its fairness to Scheme Shareholders. All such Scheme Shareholders will receive advance notice of and are entitled to attend such hearing in person or through counsel to support or oppose the sanctioning of the Shareholder Schemes.

The Company does not intend to apply for a listing of the New Ordinary Shares and Deferred Shares that will be delivered in connection with the Schemes on any national securities exchange or for their quotation on any automated quotation system. The Company cannot assure you that any active trading market will develop for the New Notes or the New Ordinary Shares and Deferred Shares. See "Risk Factors—Risks Relating to the New Ordinary Shares and Deferred Shares—Absence of a Public Market for the New Shares—There will be no active trading market for the New Shares".

The New Ordinary Shares and Deferred Shares will not be registered under the US Exchange Act, and the Company does not expect that such securities will be subject to the reporting requirements applicable thereunder.

13.   Voting of Interests

Notices of the Scheme Meetings are set out at the end of this document. Entitlement to attend and vote at the Scheme Meetings and the number of votes which may be cast at the Scheme Meetings will be determined (i) with respect to Scheme Creditors, by reference to those returning completed Forms of Proxy to the Voting Agent by the Voting Date and (ii) with respect to Scheme Shareholders, by reference to the register of members maintained by the Company as at the Voting Date.

The Scheme Meetings have been convened for 23 January 2007 (see page 18 for detailed timings). At the Scheme Meetings, voting will be by poll.

Voting of Scheme Creditor Interests in the Noteholder Scheme

The Company considers that the persons with the ultimate beneficial interest in the Senior Notes to be Creditors of the Company and therefore entitled to vote on the Noteholder Scheme in their own right. However, the Senior Notes were issued in global bearer form and are held by the Depositary. On a very strict analysis of English law, the "creditor" of the Company may be considered to be the Depositary alone. The Company recognises that in accordance with standard practice, Scheme Creditors as the persons holding the ultimate beneficial interest in the Senior Notes, ought to be consulted and vote even if the strict analysis may apply. The Depositary has also acknowledged that the Scheme Creditors should be consulted and vote on the Noteholder Scheme. The Depositary, through an undertaking dated 15 December 2006, has therefore granted the Scheme Creditors, as the ultimate beneficial owners of the Senior Notes as of 5 p.m. on the Voting Date, its proxy to vote at the Scheme Creditors' Meeting with respect to the aggregate principal amount of Senior Notes held by such Scheme Creditor at the Voting Date. In returning such proxy, which shall be in the Form of Noteholders' Proxy, each Scheme Creditor shall be casting a vote at the Scheme Creditors' Meeting in its own right and as proxy for the Depositary in respect of it legal interest in the Senior Notes. A Scheme Creditor who wishes to attend the Scheme Creditors' Meeting in person is encouraged to arrange for the delivery of their Electronic Voting Instructions and complete the Form of Noteholders' Proxy and either return it to the Voting Agent prior to 5:00 p.m. on 18 January 2007 or bring it in person to the Scheme Creditors' Meeting and hand it in at the registration desk no later than one hour before the scheduled time of the Scheme Creditors' Meeting. Thereafter, a Scheme Creditor may lodge a completed Form of Noteholders' Proxy with the chairman of the Scheme Creditors' Meeting, which may be accepted by the chairman at his/her discretion. Further details are set out in Appendix I.

Voting by Scheme Shareholders in the Shareholder Scheme

Each Scheme Shareholder or his proxy who wishes to attend the relevant Shareholders' Scheme Meeting in person will be required to register his attendance by presenting himself, together with such other documents as may be required under the Form of Shareholders' Proxy, at the registered desk prior to the commencement of the meeting. A Scheme Shareholder who wishes to attend the relevant Shareholders' Scheme Meeting in person is encouraged to complete the Form of Shareholders' Proxy and either return it to the Company Secretary, Linda Seddon at The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom prior to 5:00 p.m. on 18 January 2007 or bring it in person to the relevant Shareholders' Scheme Meeting and hand it in at the registration desk no later than one hour before the scheduled time of the relevant Shareholders' Scheme Meeting. Thereafter, a Scheme Shareholder may lodge a completed Form of Shareholders' Proxy with the chairman of the relevant Shareholders' Scheme Meeting at the meeting. Further details are set out in Appendices II and III.

14.   Transfer of Notes and Ordinary Shares and Preference Shares after the Voting Date

Except for the Initial Transfers, no assignment or transfer of a Senior Note, Ordinary Share or Preference Share after the Voting Date will be recognised by the Company for the purposes of determining entitlements under the Schemes, provided that where the Company has received from the relevant parties in writing notice of such assignment or transfer (which is in compliance with the Articles of Association or any contract by which it is bound), the Company may, in its sole discretion and subject to the production of such other evidence as it may require and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Schemes. No transferee of Senior Notes following the Voting Date will be entitled to vote at the Scheme Creditors' Meeting.

Accordingly a transferee of Senior Notes or Ordinary or Preference Shares after the Voting Date should make arrangements with the transferor to ensure that the transferor votes in accordance with the wishes of the transferee. Any transferor should provide a copy of the Scheme Document to any transferee before the relevant Senior Notes or Ordinary Shares or Preference Shares are sold to the transferee. The arrangements described above should be documented in a contract between the transferee and the transferor at the time the Senior Notes or Ordinary Shares or Preference Shares are sold to the transferee.

15.   Scheme Creditor and Shareholder Support Undertakings

Support for the Noteholder Scheme

The Company initially engaged in discussions with the Committee regarding the terms of the Reorganisation. On 13 October 2006, a Reorganisation Agreement was signed between the Company and the Consenting Noteholders (including the Committee) in which the Consenting Noteholders agreed, pursuant to and subject to the terms of the Reorganisation Agreement, to the proposed Reorganisation and to vote in favour of the Scheme Creditors' Resolution at the Scheme Creditors' Meeting. As of 1 December 2006, the Reorganisation Agreement has been signed by Scheme Creditors representing approximately 85% of the principal amount of the issued and outstanding Senior Notes held by Noteholders (other than Luxfer Group Limited).

Luxfer Group Limited holds £28,597,000 aggregate principal amount of Senior Notes representing 17.875% of the outstanding Senior Notes. Luxfer Group Limited will participate in the Noteholder Scheme, but will not be entitled to vote on the Noteholder Scheme at the Scheme Creditors' Meeting and will not be entitled to receive New Notes, New Ordinary Shares or the Interest Payment pursuant to the Noteholder Scheme. Under the Noteholder Scheme, the Senior Notes held by Luxfer Group Limited will be released and cancelled with consideration being a new inter-company loan between Luxfer Group Limited and the Company of an amount equivalent to the principal due under such Notes at a fixed rate of interest of 9.5% per annum. The Company will pay Luxfer Group Limited interest due in full for the period 2 May to the Effective Date on the Senior Notes held by it in full and final satisfaction of any and all accrued interest on such Senior Notes. Luxfer Group Limited has been informed about the terms of the proposed Reorganisation and has forwarded its consent for the Reorganisation after its board of directors approved the terms of the Noteholder Scheme.

Support for the Shareholder Scheme

The Company has also engaged in discussions with the Scheme Shareholders and, as of 1 December 2006, has received undertakings to vote in favour of the Shareholders' Scheme Resolutions and the Shareholders' Resolutions by Shareholders representing:

•
77.80% of the issued Ordinary Shares held by Non-Management;

•
80.24% of the issued Preference Shares held by Non-Management;

•
100% of the issued Ordinary Shares held by Management; and

•
100% of the issued Preference Shares held by Management.

16.   Post Reorganisation Board of Directors

The Board of Directors of the Company post-Reorganisation will at the Effective Date include certain existing directors being Brian Purves (as the Chief Executive Officer) and Stephen Williams (as the Finance Director) as Executive Directors and Peter Haslehurst (as Chairman). On the Effective Date, existing directors other than the Post-Reorganisation Board members will resign pursuant to the Shareholder Scheme.

As soon as practicable after the Effective Date, the Board will, in consultation with representatives of holders of New Ordinary Shares (other than MIP Members), initially appoint two non-executive Directors.

The Board of Directors shall at all times have a maximum of five members and shall at all times include the Chief Executive of the Company and the Finance Director of the Company and three non-executive directors including the Chairman.

17.   Additional New Notes

The Company will conduct a separate offering of an aggregate principal amount of £3.05 million of Additional New Notes to existing Noteholders outside the United States in reliance on Regulation S under the US Securities Act ("Regulation S") to persons who are "qualified investors" within the meaning of Directive 2003/71/EC as implemented in the relevant EU member state and within the United States only to persons reasonably believed to be "qualified institutional buyers" in reliance on Rule 144A under the US Securities Act ("Rule 144A") or another exemption from, or a transaction not subject to, the registration requirements of the US Securities Act. As a result, only existing Noteholders who either are (i) qualified institutional buyers who have agreed to purchase such Additional New Notes in a transaction not subject to the registration requirements of the US Securities Act or (ii) qualified investors who have agreed to purchase such Additional New Notes in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S, will be able to subscribe for Additional New Notes.

The Additional New Notes have not been and will not be registered under the US Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act. The closing of the offering of the Additional New Notes will be conditional on the Schemes becoming effective, with the proceeds therefrom used, to fund certain obligations of the Group. Noteholders acquiring the Additional New Notes will be subject to certain transfer restrictions with respect to their Additional New Notes.

18.   Financial Assistance

The terms of the Noteholder Scheme incorporate the payment by the Company of part of the Interest Payment to the Bare Trustee. The Interest Payment is in full and final satisfaction of any and all accrued interest on the Senior Notes held by the Scheme Creditors (other than Luxfer Group Limited). The Company will fund £10 million of this payment by way of lawful dividend from Luxfer Group 2000 Limited.

Although part of the Interest Payment amounts paid by the Company to Scheme Creditors (other than LGL) will be used to purchase the shares of the Non-Management Shareholders (on behalf of Scheme Creditors other than Luxfer Group Limited) and the Company has agreed to bear the costs and expenses and pay any indemnity claims in relation to such sale and purchase, the Company believes that these payments will not amount to financial assistance within the meaning of section 151 of the Companies Act. The Company notes that under section 153(3)(e) of the Companies Act financial assistance is not prohibited where it is provided pursuant to a scheme of arrangement which is sanctioned by the Court. The Company believes that, even if the actions described above do amount to financial assistance, the Schemes are fair and reasonable and clearly in the best interests of all Creditors and Scheme Shareholders in that they are designed to place the Company and the Group on a sound financial footing. In addition, the Company has formed the opinion that it will be able to pay its debts as they fall due during the year immediately following the date of such actions i.e., the Effective Date.

19.   New Articles of Association

Pursuant to the Shareholder Scheme, the Ordinary Shareholders will be required to adopt the New Articles of Association. The New Articles of Association will contain standard provisions and certain minority protection clauses. Further details regarding the New Articles of Association are set out in section E of Part Six of this document and a copy of the New Articles of Association are available for inspection. Please see paragraph 13 of section E Part Six—"Documents available for Inspection" for details of the place and timing for such inspection.

20.   Management Incentive Plan

As part of the Reorganisation, the Company is effecting the Management Incentive Plan. The Management Incentive Plan is intended to promote the success of the Company and incentivise MIP Members by providing them with the opportunity to share in any increase in the long-term value of the Company. The new plan will set MIP EBITDA targets for the Group which if achieved will result in additional equity share value for certain management. All of the persons who become MIP Members will each sign a Management Undertaking, thereby agreeing to the terms of the Management Incentive Plan which will become effective upon the Effective Date.

Under the terms of the Management Incentive Plan, the MIP Members will be subject to contractual restrictions in respect of 800,000 New Ordinary Shares representing 8% of the total issued New Ordinary Shares at the Effective Date whereby they will waive their economic rights, benefits and/or entitlements as holders of these Restricted New Ordinary Shares (such as their right to receive any dividends or distributions from the Company), and will also waive their entitlement to transfer any Restricted New Ordinary Shares other than in accordance with certain leaver provisions set out in the Management Incentive Plan and detailed below. The New Ordinary Shares held by the MIP Members shall at all times carry the same voting rights per share as any other New Ordinary Share.

If it is determined that the Company reaches any of the following LTM EBITDA levels (by reference each six months to its semi annual accounts and Audited Accounts as appropriate), the above restrictions placed upon the MIP Members as holders of Restricted New Ordinary Shares will be lifted and released as follows:

LTM EBITDA Targets	Percentage of Restricted New Ordinary Shares that will cease to be Restricted New Ordinary Shares (subject only to a continuing transfer restriction)
£30 million	2% (i.e. 25% of the 800,000)
£32 million	An additional 1% (i.e. 37.5% of the 800,000)
£34 million	An additional 1% (i.e. 50% of the 800,000)
£35 million	An additional 1% (i.e. 62.5% of the 800,000)
£36 million	An additional 1% (i.e. 75% of the 800,000)
£37 million	An additional 1% (i.e. 87.5% of the 800,000)
£38 million	A final 1% (i.e. 100% of the 800,000)

However, the MIP Members continue to be subject to a transfer restriction in respect of the New Ordinary Shares that were formerly Restricted New Ordinary Shares but that have had the economic restrictions on their holders lifted. This continuing transfer restriction shall be lifted upon the occurrence of certain trigger events or exit events (such as on an initial public offering by the Company or on the takeover of the Company) as provided for under the terms of the Management Incentive Plan.

Upon the earlier of the sixth anniversary of the Effective Date and the occurrence of certain trigger events and exit events as set out in the Management Incentive Plan, all remaining Restricted New Ordinary Shares shall be purchased by the ESOP from the MIP Members within three months, with the consideration being the lower of the par value or the fair value. All Restricted New Ordinary Shares so purchased may not be reissued, distributed or otherwise transferred or dealt with by the ESOP, unless required for any approved replacement or amended plan. In the event that any Restricted New Ordinary Shares are not so purchased the Company and the MIP Members shall take all reasonable steps to convert them to Deferred Shares.

The Management Incentive Plan contains certain customary provisions relating to persons who cease to be in the employment of the Group. Depending on the circumstances in which the person ceases to be in the employment of the Group, each such person is required to follow certain rules in respect of his shareholding in the Company.

If a MIP Member leaves by reason of the termination of his service agreement as a result of death, disability, retirement, redundancy, unfair or constructive dismissal or termination without cause (a "Good Leaver"), they may retain any New Ordinary Shares (of which they are the registered holder) that were formerly Restricted New Ordinary Shares but that have had the economic restrictions on their holders lifted; or may offer any such New Ordinary Shares of which they are the registered holder, at a fair value consideration to the ESOP. A Good Leaver must offer all Restricted New Ordinary Shares, of which they are the registered holder, at the lower of a fair value and par value consideration, for sale to the ESOP.

If a MIP Member ceases to be employed by the Group company by reason of the termination of his service agreement as a result of resignation (a "Bad Leaver"), they must offer: (i) all New Ordinary Shares (of which they are the registered holder) that were formerly Restricted New Ordinary Shares but that have had the economic restrictions on their holders lifted, at a fair value consideration; (ii) and all Restricted New Ordinary Shares of which they are the registered holder at the lower of a fair value and par value consideration, to the ESOP.

If a MIP Member ceases to be employed by the Group in circumstances where he is not a Good Leaver or a Bad Leaver (e.g. his employment is terminated for cause) (a "Very Bad Leaver"), then they must offer all of the New Ordinary Shares that were formerly Restricted New Ordinary Shares but that have had the economic restrictions on their holders lifted and all the Restricted New Ordinary Shares of which they are the registered holder to the ESOP at the lower of par value and fair value consideration.

Where a Management Member resigns for unique personal circumstances, the Board shall have the discretion to determine as to whether the Good Leaver or Bad Leaver provisions should apply.

Any amendment to, or replacement of, the Management Incentive Plan may only be determined by the Non-Executive Directors and the Chairman of the Company post-Reorganisation in accordance with the terms of the Management Incentive Plan.

Senior Management Share Holdings

Pursuant to the Reorganisation and the Management Incentive Plan, the senior management of the Group shall hold, as of the Effective Date, the following number of New Ordinary Shares and new share options:

Name of Senior Manager	Restricted New Ordinary Shares	un-restricted New Ordinary Shares	Total New Ordinary Shares of £1 each	Options in respect of Restricted New Ordinary Shares	Options in respect of un-restricted New Ordinary Shares	Total options in respect of New Ordinary Shares of £1 each	Deferred Shares of £0.0001 each
Peter Haslehurst	40,000	25,000	65,000	0	0	0	5,920,598,526
Brian Purves*	200,000	125,000	325,000	0	0	0	29,602,992,629
Stephen Williams	49,600	31,000	80,600	10,400	6,500	16,900	7,341,542,172
Chris Dagger	27,200	17,000	44,200	20,800	13,000	33,800	4,026,006,998
Edward Haughey	48,000	30,000	78,000	0	0	0	7,104,718,231
John Rhodes	72,416	45,260	117,676	0	0	0	10,718,651,571

*
includes Brian Purves' beneficial holding through the BG Purves Retirement Trust.

21.   Certain Transfers Prior to the Effective Date of the Schemes

Prior to the Voting Day:

(i)
Brian Purves*, Dick Hirons, Robert Bailey, and the ESOP trustees will execute separate agreements agreeing to transfer an aggregate of 2,023,389 Preference Shares to the ESOP, conditional upon the Schemes being sanctioned by the Court; and (* Brian Purves will transfer or will procure the BG Purves Retirement Trust to transfer)

(ii)
the ESOP trustees will execute agreements agreeing to sell an aggregate of 8,749,259 Preference Shares to certain MIP Members, conditional only upon the Schemes being sanctioned by the Court. Under these agreements MIP Members that are not Management Shareholders will acknowledge and agree to the terms of the Schemes. Copies of these agreements will be available for inspection on and after the Voting Date. Please see paragraph 13 of section E Part Six—"Documents available for Inspection" for details of the place of such inspection.

These Initial Transfers will be completed on the Interim Day in order to ensure that immediately upon the Schemes becoming effective, the MIP Members will hold 1,300,000 New Ordinary Shares in the agreed proportions, including the 800,000 New Ordinary Shares that they are entitled to hold as MIP Members under the Management Incentive Plan. The Ordinary Shareholders are expected to approve a special resolution at the EGM to be held on 23 January 2007 at 12:00 p.m. to remove the pre-emption rights in the Articles of Association effective prior to the Effective Date for the sole purpose of facilitating the Initial Transfers.

22.   City Code on Takeovers and Mergers

The Company has obtained confirmation from the Takeover Panel that the City Code on Takeovers and Mergers will not apply to the transactions contemplated by the Reorganisation.

The City Code on Takeovers and Mergers will continue to apply following the Reorganisation. Shareholders following the Effective Date should be aware that Rule 9 of the Code provides (a) if any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which persons acting in concert with him are interested) carry 30% or more of the voting rights of the Company; or (b) any person, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% of the voting rights of the Company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested, then such person must make an offer for the entire share capital of the Company.

23.   Pension Plan of the Company

The Company has had discussions with the trustees of the Pension Plan and has explained the terms of the proposed Reorganisation to them. The trustees have informed the Company, that having taken appropriate advice, they have no concerns to raise in respect of the proposed Reorganisation. It may be noted that the trustees have commenced their triennial actuarial review of the Pension Plan, the results of which are not expected to be finalised by the trustees and agreed with the participating employers in the Pension Plan until after the end of the first quarter of 2007. Once agreed, a formal plan to remediate any deficit (also to be agreed with the participating employers), has to be submitted to and agreed with the UK Pensions Regulator.

24.   Existing ESOP Plans of the Company

The holders of existing options over Shares held by the ESOP granted under the 2001 Option Scheme will be given the requisite notice of their entitlement to exercise such options, conditional upon the Schemes being sanctioned by the Court. Those optionholders who opt to exercise their options will be issued the relevant number of Ordinary Shares and Preference Shares on the Interim Day. Existing options which have not been conditionally exercised by the date that will be stipulated in the requisite notice will automatically lapse. Under the Shareholder Scheme, on the Effective Date, optionholders who have exercised their options and are MIP Members will convert their Ordinary Shares and Preference Shares into a combination of New Ordinary Shares and Deferred Shares. On the Effective Date, Option holders who are not MIP Members and who exercise their options will convert their Ordinary Shares and Preference Shares into New Ordinary Shares and Deferred Shares and sell their New Ordinary Shares and Deferred Shares to the Bare Trustee (acting on behalf of the Scheme Creditors and the ESOP) pursuant to the Shareholder Scheme.

25.   The Directors and the Effects of the Schemes on their Interests

The composition of the Board of the Company as at 30 November 2006, (the latest practical date prior to the publication of this document) is set out in section E of Part Six of this document. The interests of the Directors in the share capital of the Company at this date (including their interests in share options) are as set out in section E of Part Six of this document. Peter Haslehurst, Chairman of the Company, Brian Purves, Chief Executive Officer of the Company and Stephen Williams, Finance Director of the Company, are each Directors who are either Management Shareholders and/or MIP Members, and as such will participate in the Shareholder Scheme and/or be subject to the Management Incentive Plan which the Reorganisation implements.

Save as referred to in Part Two of this document, the effect of the Schemes on the interests of the Directors will not differ from its effect on the like interests of other persons.

26.   Modifications to the Schemes

The Schemes contain provisions for the Company to consent to any modification of, or addition or condition to, the Schemes which the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Schemes which might be material to the interests of Scheme Creditors or Scheme Shareholders unless Scheme Creditors and Scheme Shareholders were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its sole discretion, whether or not the consent of Scheme Creditors and/or Scheme Shareholders should be sought at a further meeting. If a modification, addition or condition is put forward which, in the opinion of the Directors, is of such a nature or importance as to require the consent of Scheme Creditors or any class of Scheme Shareholders at a further meeting, the Directors will not take the necessary steps to enable the Schemes to become effective unless and until such consent is obtained.

27.   United Kingdom Taxation

The following summary describes certain material UK tax consequences to (i) Noteholders with respect to the Interest Payment, the release and cancellation of the Senior Notes, the issue of New Notes and the acquisition of New Ordinary Shares and Deferred Shares (together, the "New Shares") by the Bare Trustee on behalf of the Noteholders, (ii) MIP Members and Management Shareholders with respect to the conversion of Ordinary Shares and Preference Shares (together, the "Old Shares") into New Shares, (iii) Non-Management Shareholders with respect to the conversion of Old Shares into New Shares and the sale of New Shares to the Bare Trustee on behalf of the Noteholders and the ESOP, (iv) Noteholders in relation to the holding and disposal of New Shares following the Reorganisation (for these purposes the Noteholders are referred to as "New Shareholders"), and (v) the Noteholders in respect of the holding and disposal of the New Notes following the Reorganisation (for these purposes the Noteholders are referred to as the "New Noteholders"). The following summary does not deal with any UK employment income tax or national insurance contribution consequences of any of the transactions that take part in relation to the Reorganisation.

Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of the Senior Notes, Old Shares, New Shares and/or New Notes, who hold those securities as capital assets and/or as an investment and who are resident or, in the case of individuals ordinarily resident, in the United Kingdom for UK tax purposes. It does not deal with certain classes of holder, including dealers or traders in shares, securities or currencies, banks, other financial institutions, insurance companies, collective investment schemes or persons connected with the Company.

Furthermore, the discussion below is generally based upon the provisions of UK tax law and HM Revenue and Customs ("HMRC") published practice as of the date hereof, and such provisions may be repealed, revoked or modified, possibly with retrospective effect, so as to result in UK tax consequences different from those discussed below. A Noteholder, Shareholder and/or New Shareholder who may be subject to tax in any jurisdiction other than the UK or who is in any doubt as to their tax position should seek his own professional advice. Persons affected by the Reorganisation should consult their own tax advisers concerning the UK tax consequences of the Reorganisation in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representation with respect to the tax consequences to any particular Noteholder, Shareholder and/or New Shareholder is made below.

Taxation of Noteholders in respect of the Noteholder Scheme

The Interest Payment

The Interest Payment will be made without withholding or deduction for or on account of UK income tax as the Senior Notes are listed on the Luxembourg Stock Exchange, which is a "recognised stock exchange" within the meaning of section 841 of the Income and Corporation Taxes Act 1988.

Regardless of the tax resident status of Noteholders and whether or not there is a withholding or deduction for or on account of UK income tax, the Interest Payment constitutes UK source income for UK tax purposes. As such, UK tax by direct assessment may apply to it even thought it is paid without withholding or deduction. However, interest with a UK source received without withholding or deduction for or on account of UK income tax will not be chargeable to UK tax in the hands of a Noteholder who is not resident for tax purposes in the UK, unless the Noteholder (other than a Noteholder who is a company) carries on a trade, profession or vocation in the UK through a UK branch or agency or, for a Noteholder who is a company, carries on a trade in the UK through a UK permanent establishment and the Interest Payment is received or the Notes are attributable to that UK branch, agency or permanent establishment.

Any paying agent by or through whom the Interest Payment is paid, or by whom the Interest Payment is received on behalf of an individual (whether resident in the UK or elsewhere) may be required to provide information in relation to the payment and the individual concerned to HMRC. HMRC may communicate information to the tax authorities of other jurisdictions.

UK Corporation Tax Payers

In general, Noteholders that are within the charge to UK corporation tax will be charged to tax on the Interest Payment broadly in accordance with their statutory accounting treatment.

UK Non-Corporation Tax Payers

In general, individual Noteholders who are resident and/or ordinarily resident in the United Kingdom will be taxed to income tax on the receipt of the Interest Payment.

Release and Cancellation of the Senior Notes and issue of the New Notes

UK Corporation Tax Payers

In general, Noteholders that are within the charge to UK corporation tax are taxed on returns on and fluctuations in the value of the Senior Notes and the New Notes (whether attributable to currency fluctuations or otherwise) as income (whether income or capital under general principles) broadly in accordance with their statutory accounting treatment.

Such Noteholders may be able to claim an impairment loss for the difference between the Principal Amount of the New Notes (excluding for these purposes such amount of the Principal Amount as is treated as income) and the higher principal amount of the Senior Notes.

As the New Notes are issued in consideration for the release and cancellation of the Senior Notes, then except as set out in the next sentence, there should be no corporation tax on the acquisition of the New Notes. However, the part of the Principal Amount that represents accrued but unpaid interest on the Senior Notes for each day from 2 May 2006 to the Effective Date will be treated as income and will be charged to corporation tax.

UK Non-Corporation Tax Payers

The Senior Notes should be "qualifying corporate bonds" for capital gains tax purposes and therefore a disposal by a Noteholder of a Senior Note should not give rise to a chargeable gain or allowable loss.

As the New Notes are issued in consideration for the cancellation of the Senior Notes, then except as set out in the next sentence, there should be no income tax on the acquisition of the New Notes. However, the part of the Principal Amount that represents accrued but unpaid interest on the Senior Notes for each day from 2 May 2006 to the Effective Date will be treated as interest and will be taxed accordingly.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No UK stamp duty or SDRT is payable by the Noteholder on the issue of New Notes.

Acquisition of New Shares—SDRT

The acquisition of the New Shares will be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration paid by the Bare Trustee for the New Shares, rounded up to the nearest £5. The agreement to acquire the New Shares, once unconditional, will also give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration for the New Shares, although the payment of the stamp duty on the related instrument of transfer (provided that it is executed and stamped within six years of the agreement) will cancel such SDRT.

Each transfer of the legal title in the New Shares from the Bare Trustee to the New Shareholder will be subject to a fixed stamp duty of £5.

Taxation of conversion of Old Shares into New Shares

The conversion of the Old Shares into the New Shares does not constitute a disposal for the purposes of (in the case of corporate Scheme Shareholders within the charge to UK corporation tax) corporation tax on chargeable gains, or (in the case of individual Scheme Shareholders who are resident and/or ordinarily resident in the United Kingdom for tax purposes) capital gains tax.

Accordingly, there should be no UK capital gains tax or corporation tax consequences for MIP Members, Management Shareholders and Non-Management Shareholders on the conversion of Old Shares into New Shares. Instead, the New Shares will be treated as the same asset as the Old Shares with the same tax "base cost".

Taxation of disposal of New Shares under the Shareholder Scheme

The sale of the New Shares to the Bare Trustee (acting on behalf of the Noteholders and the ESOP) will be a disposal by the relevant Scheme Shareholders which may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains (where the Scheme Shareholder is an individual) and UK corporation tax on chargeable gains (where the Scheme Shareholder is within the charge to UK corporation tax), depending on their circumstances and subject to any available exemption or relief. For these purposes, the New Shares will be treated as the same asset as the Old Shares, such that any chargeable gain or allowable loss will be calculated using the tax "base cost" of the Old Shares (which, depending on the circumstances related to the acquisition of the Old Shares, may or may not be the amount that was paid for the Old Shares).

In addition, individual Scheme Shareholders who dispose of their New Shares while they are temporarily non-resident may be treated as disposing of them in the tax year in which they again become resident or ordinarily resident in the UK.

As regards individual Scheme Shareholders, the principal factors that will determine the extent to which such gain will be subject to capital gains tax are the extent to which they realise any other capital gains in that year, the extent to which they have incurred capital losses in that or any earlier year, the level of the annual allowance of tax-free gains in the tax year in which the disposal takes place (which is £8,800 for the current tax year of 2006-2007) and the level of available taper relief.

Taper relief will reduce the proportion of any gain realised on the disposal of New Shares that is brought into the charge to capital gains tax if (i) in the case of non-business assets, the New Shareholder has held the New Shares for at least three whole years, or (ii) in the case of business assets, the New Shareholder has held hold the New Shares for at least one whole year. In the case of non-business assets, a reduction of 5% of the gain is made for each whole year for which the New Shares have been held in excess of two years, up to a maximum reduction of 40% after ten whole years of holding. In the case of business assets, a reduction of 50% of the gain is made once the New Shares have been held for one whole year and the reduction of the gain is increased to 75% once the New Shares have been held for two whole years. As the New Shares are treated as the same asset as the Old Shares, the holding period of the Old Shares is taken into account for these purposes.

A corporate New Shareholder is entitled to an indexation allowance that applies to reduce chargeable gains to the extent that (broadly speaking) they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss. Depending on the circumstances, a New Shareholder that is a company may benefit from the substantial shareholdings relief (one condition of this relief is that the New Shareholder holds at least 10% of the New Shares) which, if applicable, would prevent a chargeable gain or an allowable loss arising on a disposal of New Shares.

Taxation of New Noteholders following the Reorganisation

Payments of Interest on the New Notes

Interest payments (including any PIK Interest received as a result of the Issuer having made an election) made on the New Notes will be payable without withholding or deduction for or on account of UK income tax as long as the New Notes are and continue to be listed on a "recognised stock exchange", within the meaning of section 841 of the Income and Corporation Taxes Act 1988. Both the Luxembourg Stock

Exchange and London Stock Exchange are "recognised stock exchanges", and this condition will therefore be satisfied if the New Notes are listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange, or if the New Notes are listed on the Official List of the UK Listing Authority and admitted to trading on the Professional Securities Market of the London Stock Exchange.

Accordingly, provided that the New Notes are and remain so listed at the time of payment, payments of interest on the New Notes may be made without withholding or deduction for or on account of UK income tax, regardless of the tax residence of the holder of the New Notes. No assurance can be given that such listing will be approved or maintained.

If the listing of the New Notes is not approved or maintained, an amount must be withheld from interest on account of UK income tax at the lower rate, currently 20%, unless the payer reasonably believes that the beneficial owner of the interest is within the charge to UK corporation tax in respect of that interest and HMRC has not given a direction that interest should be paid under deduction of tax (in circumstances where it has reasonable grounds to believe that it is likely that the above exemption is not available in respect of such payment of interest at the time the payment is made) or unless, with regard to non-UK tax residents, to the extent that there is a direction to the contrary by HMRC in accordance with an applicable double taxation treaty.

Regardless of the tax residence of the holder of the New Notes and whether or not there is a withholding or deduction for or on account of UK income tax, interest on the New Notes constitutes UK source income for UK tax purposes. As such, UK tax by direct assessment may apply to it even where paid without withholding or deduction. However, interest with a UK source received without withholding or deduction for or on account of UK income tax will not be chargeable to UK tax in the hands of a New Noteholder who is not resident for tax purposes in the UK, unless the New Noteholder (other than a New Noteholder who is a company) carries on a trade, profession or vocation in the UK through a UK branch or agency or, for a New Noteholder who is a company, carries on a trade in the UK through a UK permanent establishment and the interest is received or the New Notes are attributable to that UK branch, agency or permanent establishment.

Any paying agent by or through whom interest is paid to, or by whom interest is received on behalf of an individual (whether resident in the UK or elsewhere) may be required to provide information in relation to the payment and the individual concerned to HMRC. Interest for this purpose includes any amount to which a person holding a relevant discounted security is entitled on redemption of that security. HMRC may communicate information to the tax authorities of other jurisdictions.

UK Corporation Tax Payers

In general, New Noteholders that are within the charge to UK corporation tax will be charged to tax on returns on and fluctuations in the value of the New Notes (whether attributable to currency fluctuations or otherwise) as income (whether income or capital under general principles) broadly in accordance with their statutory accounting treatment. In the case of a company preparing accounts in accordance with international accounting standards or for a company preparing accounts for periods of account beginning on or after 1 January 2005 the amounts to be brought into account in respect of the New Notes for UK corporation tax purposes are those that, in accordance with generally accepted accounting practice are recognised in determining the company s profit or loss for the period. In the case of a company preparing accounts for periods beginning before 1 January 2005 otherwise than in accordance with international accounting standards, the profits, gains or losses in respect of the New Notes will be computed on either an authorised accruals or a mark-to-market basis, broadly in accordance with the holder's statutory accounting treatment authorised for this purpose.

UK Non-Corporation Tax Payers

Capital Gains

Although the position is not free from doubt, the New Notes should not be "qualifying corporate bonds" for capital gains tax purposes. Accordingly, a disposal by a New Noteholder of a New Note should give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains.

Accrued Income Scheme

Under rules known as the Accrued Income Scheme, a disposal by a holder who is resident or ordinarily resident in the UK or who is not so resident but who trades in the UK through a branch or agency to which the New Notes are attributable, may result in any interest which has accrued (including any PIK Interest as a result of the Issuer having made an election) since the later of the last payment date or the issue of the New Notes being chargeable to tax as income.

Stamp Duty and SDRT

As noted above under "Taxation of Noteholders in respect of the Noteholder Scheme—Cancellation of the Senior Notes and issue of the New Notes—Stamp Duty and SDRT", no UK stamp duty or stamp duty reserve tax is payable by New Noteholders on the issue of the New Notes.

No stamp duty or SDRT will be payable in relation to transfers of the New Notes within Clearstream and Euroclear. The transfer of a New Note other than within Clearstream and Euroclear may attract stamp duty or SDRT if, at the relevant date, the New Note carries a right to receive PIK Interest as a result of an election having been made by the Issuer.

European Union Directive on the Taxation of Savings Interest

The European Union has adopted Council Directive 2003/48/EC regarding the taxation of savings income (the "Directive"). Subject to a number of important conditions being met, Member States will be required from 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person within its jurisdiction to an individual in another Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period unless, during such period, they elect otherwise.

Taxation of New Shareholders following the Reorganisation

Payments of Dividends

Under current tax law, the Company will not be required to withhold tax at source from dividend payments that it makes.

UK Corporation Tax Payers

A corporate New Shareholder resident in the United Kingdom for tax purposes will not normally be subject to corporation tax on any dividend received from the Company. Such corporate New Shareholders will not be able to claim repayment of the tax credit attaching to the dividend.

UK Non-Corporation Tax Payers

For an individual New Shareholder who is resident in the United Kingdom for tax purposes and who receives a dividend from the Company will be entitled to a tax credit which may be set off against their total income tax liability on the dividend. Such an individual New Shareholder's liability to income tax is calculated on the aggregate of the dividend and the tax credit (the "gross dividend") which will be regarded as the top slice of the individual's income. The tax credit will be equal to 10% of the gross dividend (i.e. the tax credit will be one-ninth of the amount of the dividend).

Generally, a UK resident individual New Shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit. A UK resident individual New Shareholder who is liable to income tax at the lower or basic rate will be subject to income tax on the gross dividend at the dividend ordinary rate (currently 10%) so that the tax credit will satisfy in full such New Shareholder's liability to income tax on the dividend. A UK resident individual New Shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at the dividend upper rate (currently 32 5%). After taking into account the tax credit, such a New Shareholder will have to account for additional tax equal to 22.5% of the gross dividend (an effective tax rate of 25% of the net cash dividend received).

Taxation of Capital Gains

The disposal or deemed disposal of New Shares by New Shareholders may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains (where the UK holder is an individual)

and UK corporation tax on chargeable gains (where the UK holder is within the charge to UK corporation tax), depending on their circumstances and subject to any available exemption or relief. In addition, individual New Shareholders who dispose of their New Shares while they are temporarily non-resident may be treated as disposing of them in the tax year in which they again become resident or ordinarily resident in the UK.

As regards individual New Shareholders, the principal factors that will determine the extent to which such gain will be subject to capital gains tax are the extent to which they realise any other capital gains in that year, the extent to which they have incurred capital losses in that or any earlier year, the level of the annual allowance of tax-free gains in the tax year in which the disposal takes place (the "annual exemption") and the level of available taper relief.

Taper relief will reduce the proportion of any gain realised on the disposal of New Shares that is brought into the charge to capital gains tax if (i) in the case of non-business assets, the New Shareholder holds the New Shares for at least three whole years, or (ii) in the case of business assets, the New Shareholder holds the New Shares for at least one whole year. In the case of non-business assets, a reduction of 5% of the gain is made for each whole year for which the New Shares have been held in excess of two whole years, up to a maximum reduction of 40% after ten whole years of holding. In the case of business assets, a reduction of 50% of the gain is made once the New Shares have been held for one whole year and the reduction of the gain is increased to 75% once the New Shares have been held for two whole years.

The annual exemption for individuals is £8,800 for the 2006-2007 tax year and, under current law, this exemption is, unless the UK Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index (rounded up to the nearest £100).

A New Shareholder that is a company is entitled to an indexation allowance that applies to reduce capital gains to the extent that (broadly speaking) they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss. Depending on the circumstances, a New Shareholder that is a company may benefit from the substantial shareholdings relief (one condition of this relief is that the New Shareholder holds at least 10% of the New Shares) which, if applicable, will prevent a chargeable gain or an allowable loss arising on a disposal of New Shares.

Stamp Duty and Stamp Duty Reserve Tax

Any subsequent transfer on sale of the New Shares will be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration paid by the Bare Trustee for the New Shares, rounded up to the nearest £5. Stamp duty is normally paid by the purchaser or transferee of the New Shares. An unconditional agreement to transfer the New Shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration for the New Shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or the transferee of the New Shares.

28.   Certain US Federal Income Tax Consequences

TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) ANY SUCH DISCUSSION IS INCLUDED HEREIN BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

This is a summary of certain US federal income tax consequences to (i) a Noteholder with respect to the exchange of Senior Notes for New Ordinary Shares and Deferred Shares (collectively, the "New Shares", which will be acquired upon the payment of certain amounts pursuant to the Noteholder Scheme), New Notes, and cash, (ii) a MIP Member (including a Management Shareholder) with respect to the exchange of Ordinary Shares and Preference Shares (collectively, the "Old Shares") for New Shares, and (iii) a Non-Management Shareholder with respect to the exchange of Old Shares for New Shares and the subsequent exchange of New Shares for cash, pursuant to the Schemes. For purposes of this summary, all references to "Noteholders" are to beneficial owners of Senior Notes or New Notes (collectively, "Notes"), and all references to "Shareholders" are to beneficial owners of New Shares or Old Shares (collectively, "Shares"). The discussion below concerns only Shares and Notes held as capital assets and does not purport to address persons in special tax situations, including, for example, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding Notes or Shares in a tax-deferred or tax-advantaged account, or persons holding Notes or Shares as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. This discussion also does not address any state, local or foreign tax rules or any other tax laws, including estate or gift tax laws, that may be applicable to a holder of Notes or Shares.

As used herein, the term "US Holder" means a beneficial owner of Notes or Shares that is, for US federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for US federal income tax purposes) that is created or organised in or under the laws of the United States, any state thereof or the District of Columbia, or (iii) otherwise subject to US federal income tax on a net income basis in respect of the Notes or Shares.

If a holder of Notes or Shares is a partnership or other entity treated as a partnership for US federal income tax purposes, the tax treatment of the partnership and each partner in such partnership generally will depend on the activities of the partnership and the status of the partner. Partnerships that hold Notes or Shares, and partners in such partnerships, should consult their own tax advisors.

Noteholders considering the acquisition (through the Noteholder Scheme), ownership and disposition of New Notes and New Shares, MIP Members considering the exchange of Old Shares for New Shares, and Non-Management Shareholders considering the exchange of Old Shares for New Shares and New Shares for cash should consult their respective tax advisors concerning the application of the US federal income tax laws to their particular situations and any tax consequences arising under the laws of any other taxing jurisdiction.

This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or to possible differing interpretations. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the "IRS") with respect to any of the US federal income tax consequences discussed below. As a result, there is a possibility that the IRS will disagree with the tax consequences described below.

Exchange of the Senior Notes for New Notes, New Shares and Cash

The formal exchange of an old debt instrument for a new debt instrument generally will be treated as an "exchange" for US federal income tax purposes if the exchange results in a significant modification of the terms of the old debt instrument. The exchange of an old debt instrument for a new debt instrument generally will constitute a significant modification if, based on all facts and circumstances, the legal rights and obligations under the new debt instrument differ from the legal rights and obligations under the old debt instrument to a degree that is economically significant. The Company believes that, for purposes of these rules, the terms of the New Notes will differ from the terms of the Senior Notes to an economically significant degree. Moreover, a modification that results in a property right that is not debt constitutes a significant modification. As a consequence, the exchange of Senior Notes for New Notes, New Shares, and cash will constitute an exchange for US federal income tax purposes.

The Noteholders should be treated for US federal income tax purposes as having received New Notes, New Shares, and cash in the exchange (rather than simply New Notes and cash) because the Noteholders are required under the Noteholder Scheme to use a designated amount of the cash proceeds to purchase New Shares from Non-Management Shareholders through the Bare Trustee. Because the exchange of Senior Notes for New Notes, New Shares, and cash pursuant to this Scheme represents an "exchange" for US federal income tax purposes, a Noteholder that is a US Holder generally would recognise capital gain or loss equal to the difference between (i) the fair market value of the New Notes and New Shares received in the exchange plus any cash received (except to the extent that such amount is attributable to accrued interest, which will be taxed as interest), and (ii) the US Holder's adjusted tax basis in the Senior Notes. However, and although the matter is not entirely free from doubt, the Company believes that the exchange of Senior Notes for New Notes, New Shares, and cash should constitute a "recapitalisation" within the meaning of the Internal Revenue Code (the "Code"). Consequently, a US Holder will recognise no loss upon the exchange, and will recognise gain only to the extent of any boot received in the exchange (generally, the amount of cash received in the exchange, other than cash attributable to accrued interest)

and the fair market value of the excess, if any, of the principal amount of the New Notes over the principal amount of the Senior Notes, up to the amount of any gain realised on the exchange. Such recognised gain generally will be treated as US-source gain, and generally will be long-term capital gain if the Senior Notes that are exchanged have been held for more than one year at the time of the exchange, except to the extent that (i) cash or other property received is attributable to accrued interest (in which case the gain will be taxed as interest income), or (ii) the gain represents foreign currency gain (which will be taxed as ordinary income).

A Noteholder generally will have an aggregate tax basis in the New Notes and New Shares received in the exchange equal to such holder's adjusted tax basis in the Senior Notes (increased by the amount of any gain recognised on the exchange, and reduced by the fair market value of any boot received). Such US Holder's tax basis in the Senior Notes will be allocated between the New Notes and New Shares based on their relative fair market values on the date of the exchange.

Noteholders that are US Holders should consult their own tax advisors regarding the tax consequences to them of exchanging the Senior Notes for New Notes, New Shares, and cash.

Tax Consequences to Noteholders with Respect to the New Notes

Interest Payments and Accruals; Original Issue Discount

The New Notes should be treated as issued with "original issue discount" ("OID"), as defined in the Code and certain regulations promulgated thereunder (the "OID Regulations"). The New Notes will be considered to have been issued with OID if their "issue price" is less than their "stated redemption price at maturity" for US federal income tax purposes by more than a specified de minimis amount (generally, 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity). The "issue price" of the New Notes generally will equal their fair market value as of the issue date; their "stated redemption price at maturity" is the total of all required payments on the New Notes other than payments of "qualified stated interest." "Qualified stated interest" generally is stated interest that is unconditionally payable in cash or property (other than in debt instruments of the issuer) at least annually at a single fixed rate of interest or, subject to certain conditions, based on one or more interest indices. For this purpose, the amount of the stated coupon on the New Notes that is required to be paid in cash would be treated as qualified stated interest, and the amount that the Company may elect to pay in kind would be treated as included in the New Notes' stated redemption price at maturity.

Qualified stated interest paid or accrued on a New Note generally will be taxable to a US Holder as ordinary interest income at the time the holder receives or accrues such amounts, in accordance with the holder's regular method of tax accounting. Such income will constitute foreign-source income and generally will be considered passive income for US foreign tax credit purposes.

In addition, US Holders of the New Notes will be required to include OID in income for US federal income tax purposes as it accrues, in accordance with a constant yield method (as described below), before the receipt of cash payments attributable to such income. The amount of OID includable in income for a taxable year by a US Holder generally will equal the sum of the daily portions of total OID on the New Notes for each day during the taxable year in which such holder held the New Notes. Generally, the daily portion of OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. The amount of OID allocable to an accrual period is generally equal to the difference between (i) the product of the "adjusted issue price" of the discount note at the beginning of that accrual period and its yield to maturity adjusted to reflect the length of the accrual period and (ii) the amount of any qualified stated interest allocable to the accrual period.

For these purposes, the "adjusted issue price" of a discount note at the beginning of an accrual period generally will equal the issue price of the discount note plus the amount of OID previously includable in the gross income of any holder of such note, less any prior payments made on the discount note that were not qualified stated interest payments. The yield to maturity of the discount note will be computed on the basis of a constant annual interest rate compounded at the end of each accrual period. Under these rules, US Holders of discount notes generally will be required to include in income increasingly greater amounts of OID in successive accrual periods.

Floating rate notes that qualify as "variable rate debt instruments" are subject to special rules. The Company believes that the New Notes should be treated as variable rate debt instruments for this purpose. These rules require that the New Notes be converted into equivalent fixed rate debt instruments to determine the amount and accrual of OID and qualified stated interest on such Notes. A floating rate note is converted into an equivalent fixed rate debt instrument by substituting a fixed rate equal to the value of the floating rate (or, in the case of a note providing for more than one such floating rate, the value of each such rate) as of the issue date. Once the floating rate note is converted into an equivalent fixed rate debt instrument, the amount of OID and qualified stated interest, if any, are determined for the equivalent fixed rate debt instrument by applying the general OID rules to such instrument, and a US Holder of the New Notes will account for such OID and qualified stated interest as if the holder held the equivalent fixed rate debt instrument. Appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the equivalent fixed rate debt instrument in the event that such amounts differ from the actual amounts of interest accrued or paid on the floating rate note during any accrual period.

If the New Notes do not qualify as variable rate debt instruments, then they will be treated as "contingent payment debt instruments" for US federal income tax purposes. The rules relating to the tax treatment of contingent payment debt instruments generally require the accrual of interest income on a constant-yield basis in respect of such obligations at a yield determined at the time of their issuance, and may require adjustments to such accruals when any contingent payments are made. Noteholders that are US Holders should consult their own tax advisors regarding the tax consequences to them of the characterization of New Notes as variable rate debt instruments or contingent payment debt instruments.

Sale or Other Taxable Disposition of the New Notes

Upon the sale or other taxable disposition of a New Note, a Noteholder that is a US Holder generally will recognise taxable gain or loss equal to the difference between the amount realised on the disposition and the US Holder's adjusted tax basis in the New Note. For these purposes, the amount realised on the disposition does not include any amount attributable to accrued interest, which will be taxable as such. A US Holder's adjusted tax basis in a New Note generally will equal the holder's initial basis in the New Note, increased by the amounts of OID previously included in income by the Holder with respect to the New Note, and reduced by any principal payments (or other payments that do not constitute qualified stated interest) received by the holder. Subject to the following discussion regarding foreign currency, gain or loss recognised on the disposition of a New Note generally will be capital gain or loss, and generally will be long-term capital gain or loss if the New Note has been held for more than one year at the time of disposition. The net amount of long-term capital gain recognised by certain non-corporate holders before 1 January 2011 generally is subject to taxation at a maximum rate of 15%. Any gain or loss recognised generally will be treated as US-source gain or loss for US foreign tax credit purposes. A US Holder's ability to offset capital losses against ordinary income is subject to limitations.

Foreign Currency Gains or Losses

Interest payments on the New Notes will be made in a currency other than the US dollar (a "foreign currency"). A cash-basis US Holder that receives an interest payment will be required to include in income the US dollar value of the foreign currency payment based on the exchange rate in effect on the date the payment is received, regardless of whether the US Holder converts the payment into US dollars on such date. A cash-basis US Holder should determine the US dollar amount includible in income as OID for each accrual period by (a) calculating the amount of OID allocable to each accrual period in foreign currency using the constant-yield method described above, and (b) translating the foreign currency amount so derived at the average exchange rate in effect during that accrual period (or portion thereof within the US Holder's taxable year) or, at the US Holder's election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt if such date is within five business days of the last day of the accrual period. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of a New Note), a US Holder will recognise ordinary income or loss measured by the difference between the amount received (translated into US dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the New Note, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

In the case of an accrual-basis US Holder, the amount of interest income (including OID) that such holder realises will be based on the average exchange rate in effect during the interest accrual period (or portion thereof within the US Holder's taxable year). Alternatively, an accrual-basis US Holder may elect to determine the US dollar value of the accrued income by translating the income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt if such date is within five business days of the last day of the accrual period. A US Holder that makes this election must apply it consistently to all debt instruments from year to year, however, and cannot change the election without the consent of the IRS. An accrual-method US Holder will recognise foreign currency gain or loss with respect to accrued interest income if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. Such foreign currency gain or loss generally will be treated as US-source ordinary income or loss.

If a New Note is sold or otherwise disposed of for a foreign currency, the amount that the US Holder will realise for US tax purposes generally will be the US dollar amount of the foreign currency received, calculated at the exchange rate in effect on the date of disposition. Gain or loss that is attributable to changes in exchange rates during a US Holder's holding period generally will be treated as ordinary income or loss.

Exchange of the Old Shares for New Shares

The Company believes that the exchange by Non-Management Shareholders and MIP Members of Old Shares for New Shares pursuant to the Shareholder Scheme should constitute a "recapitalisation" within the meaning of the Code. Consequently, a Non-Management Shareholder or MIP Member that is a US Holder will recognise no loss upon the exchange, and will recognise gain only to the extent of any boot received in the exchange (generally, the amount of cash received in the exchange), up to the amount of any gain realised on the exchange. Such recognised gain generally will be treated as US-source gain, and generally will be long-term capital gain if the Old Shares that are exchanged have been held for more than one year at the time of the exchange.

Non-Management Shareholders and MIP Members that are US Holders should consult their own tax advisors regarding the tax consequences to them of exchanging the Old Shares for New Shares.

Tax Consequences to Noteholders and MIP Members with Respect to the New Shares

Dividends on New Shares

Noteholders and MIP Members that are US Holders must include the gross amount of cash dividends paid in respect of the New Shares (without deduction for UK taxes) in ordinary income as dividend income on the date that such holders are treated as having received the dividends. The amount of income that such holders will realise is the US dollar amount of the foreign currency dividend, based on the exchange rate in effect on the date the US Holder receives the payment, regardless of whether the US Holder converts the payment into US dollars on such date.

Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received prior to 1 January 2011 by certain non-corporate US holders (including individuals) will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends". Dividends paid in respect of the New Shares will be treated as qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules, and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The income tax treaty between the United Kingdom and the United States has been approved for purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2005 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2006 taxable year or in the foreseeable future.

Dividend payments on the New Shares generally will constitute foreign-source income for purposes of computing the foreign tax credits available to a US Holder. In certain circumstances, however, if a US Holder holds stock for less than a specified minimum period during which such holder is unprotected against the risk of loss, then such US Holder will be denied a foreign tax credit for foreign taxes imposed on payments with respect to such stock. The US foreign tax credit rules are complex, and US Holders should consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale or Other Taxable Disposition of the New Shares

Upon the sale or other taxable disposition of a New Share, a US Holder generally will recognise gain or loss equal to the difference between the US dollar amount realised on the sale or disposition and the US Holder's adjusted US dollar tax basis in the share. For a US Holder that is a Noteholder, the adjusted US dollar tax basis in the New Shares will be calculated as described above; for a US Holder that is a MIP Member, the adjusted US dollar tax basis in the New Shares generally will equal such holder's adjusted US dollar tax basis in the Old Shares (increased by the amount of any gain recognised on the exchange, and reduced by the fair market value of any boot received). Such gain or loss will be long-term capital gain or loss if US Holder has held its shares for more than one year. The net amount of long-term capital gain recognised by certain non-corporate holders before 1 January 2011 generally is subject to taxation at a maximum rate of 15%. Any gain or loss recognised generally will be treated as US-source gain or loss for US foreign tax credit purposes. A US Holder's ability to offset capital losses against ordinary income is subject to limitations.

Exchange of the New Shares for Cash

The exchange of New Shares for cash pursuant to the Shareholder Scheme will be a taxable transaction to the Non-Management Shareholders for US federal income tax purposes. A Non-Management Shareholder that is a US Holder generally will recognise capital gain or loss on this exchange in an amount equal to the difference between the US dollar value of the cash received and the US Holder's adjusted US dollar tax basis in the New Shares (which generally will equal such holder's adjusted US dollar tax basis in the Old Shares, increased by the amount of any gain recognised on the exchange, and reduced by the fair market value of any boot received). Such gain or loss will be long-term capital gain or loss if the US Holder has held its shares for more than one year. The net amount of long-term capital gain recognised by certain non-corporate holders before 1 January 2011 generally is subject to taxation at a maximum rate of 15%. Any gain or loss recognised generally will be treated as US-source gain or loss for US foreign tax credit purposes. A US Holder's ability to offset capital losses against ordinary income is subject to limitations.

Non-Management Shareholders should consult their own tax advisors for purposes of determining the tax consequences to them from the exchange of New Shares for cash.

Backup Withholding Tax and Information Reporting

Payments of principal and interest on the New Notes, payments of dividends on the New Shares, and proceeds from dispositions of New Notes or New Shares that are made within the United States or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the US Holder (i) certifies that it is a corporation or other exempt recipient, or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the holder's US federal income tax liability, so long as the required information is furnished to the IRS in a timely manner.

29.   Actions to be Taken

The Scheme Meetings will be convened on 23 January 2007 from 9:30 a.m. (please see page 18 for the timings of each individual meeting).

The EGM and class meetings will be convened on 23 January 2007 from 12:00 p.m. (please see page 18 for the timings of each individual meeting).

The Noteholder Scheme will require the approval of a majority in number of Scheme Creditors (other than Luxfer Group Limited) present and voting (either in person or by proxy) at the Scheme Creditors' Meeting, representing three-fourths or more in value of the Senior Notes held by those persons who are so present and voting and the consent of Luxfer Group Limited.

The Shareholder Scheme will require the approval of Ordinary Non-Management Shareholders, Preference Non-Management Shareholders, Ordinary Management Shareholders and Preference Management Shareholders, at their respective Shareholders' Scheme Meetings, by a majority in number representing three-fourths or more in value of the relevant Shares of those voting, either in person or by proxy, at such Shareholders' Scheme Meeting. To give effect to certain matters under the Shareholder Scheme, Ordinary Shareholders must approve the ordinary resolutions, special resolutions and extraordinary resolutions proposed at the EGM and at the Ordinary Shareholders' Class Meeting and

Preference Shareholders must approve the extraordinary resolutions proposed at the Preference Shareholder's Class Meeting, either in person or by proxy.

The Schemes also require the sanction of the Court, which will follow one or more hearings at which all Scheme Creditors and Scheme Shareholders may be present and be heard in person or through representation to support or oppose the sanctioning of the Schemes. If the Schemes become effective they will be binding on all Scheme Creditors and Scheme Shareholders as the case may be, including any Scheme Creditors and Scheme Shareholders who did not vote to approve the relevant Schemes.

It is recommended that the Forms of Proxy are submitted before 5:00 p.m. on 18 January 2007. It is recommended that the EGM Form of Proxy and Class Meeting Form of Proxy are submitted by 1:00 p.m. on 21 January 2007.

TO HELP YOU IN COMPLETING THIS DOCUMENT, DETAILED INSTRUCTIONS HAVE BEEN INCLUDED IN APPENDICES I, II, III, IV, V AND VI TO THIS DOCUMENT AND IN THE FORM OF PROXY, EGM FORM OF PROXY AND CLASS MEETING FORM OF PROXY.

Submission of Forms of Proxy after the recommended 5:00 p.m. deadline on 18 January 2007 will not preclude a Scheme Creditor or Scheme Shareholder from voting at the relevant Scheme Meeting provided that such person or his proxy is able to establish his identity and entitlement to vote at the relevant Scheme Meeting.

All Non-Management Shareholders and Management Shareholders are recommended to deliver the share certificates in respect of all Ordinary Shares and Preference Shares held by them to the Company Secretary, Linda Seddon at The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom no later than 5:00 p.m. on 18 January 2007. Those shareholders who do not have their share certificates or have lost, misplaced, damaged or destroyed their share certificates, are required to provide a bank guarantee in respect of their missing share certificates. The Company Secretary may, in lieu of such bank guarantee, at her sole discretion, accept a deed of indemnity in the form appended to the Shareholder Notice or in such other form as the she deems acceptable. Non-Management Shareholders are also required to provide full details of their bank accounts into which their pro rata share of the Cash Proceeds should be transferred, substantially in the form appended to the Shareholder Notice. Non-Management Shareholders shall not be entitled to receive their pro rata share of the Cash Proceeds until such time as they deliver either the relevant share certificates, or a bank guarantee or deed of indemnity as contemplated above, together with their bank account details, substantially in the form of the Shareholder Notice. It is recommended that the Shareholder Notice (enclosing the share certificates or bank guarantee/deed of indemnity in lieu thereof as noted above) is sent to the Company along with the Forms of Proxy. In any event the Shareholder Notice must reach the Company on or before a period of two years from the date that the Shareholder Scheme becomes effective failing which their share of the Cash Proceeds will be transferred to the Company. Management Shareholders shall not be entitled to receive the share certificates in respect of the New Ordinary Shares and Deferred Shares that they been allocated until such time as they deliver either the share certificates, or a bank guarantee or deed of indemnity as contemplated above. Notwithstanding the above, the Company will be entitled to retain all share certificates in respect of New Ordinary Shares held by MIP Members which are Restricted New Ordinary Shares.

If the Schemes are not approved at each of the Scheme Meetings, then the Company will not be able to implement the Schemes. The effectiveness of the Noteholder Scheme is conditional upon the Shareholder Scheme being sanctioned by the Court and the Shareholder Scheme is conditional upon the Noteholder Scheme being sanctioned by the Court and coming into effect. Under the Noteholder Scheme, the Company is required to deliver the office copy of the order of the Court sanctioning the Shareholder Scheme to the Registrar of Companies in England and Wales for registration forthwith upon the Noteholder Scheme coming into effect and no later than the Business Day immediately following the date the office copy of the Noteholder Scheme is registered with the Registrar of Companies in England and Wales.

30.   Further Information

The terms of the Noteholder Scheme and the Shareholder Scheme are set out in full in sections I and II of Part Five of this document respectively. Further information regarding the Company is set out in Part Six of this document.

PART THREE

DESCRIPTION OF THE NEW NOTES

The New Notes are to be issued under the New Indenture, to be dated as of the Effective Date, between the Company and The Bank of New York, as trustee (the "New Trustee"). The following summary of certain provisions of the New Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the New Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. The New Indenture, not this summary, defines the rights of holders of the New Notes. Whenever particular defined terms of the New Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalised terms used in the following summary, see "—Certain Definitions."

Principal, Maturity and Interest

The New Notes will be unsecured unsubordinated obligations of the Company, initially issued in an amount equal to the Principal Amount plus an aggregate principal amount of £3.05 million of Additional New Notes, and will mature on the fifth anniversary of the Effective Date. The New Notes will have minimum denominations of £1.00 and integral multiples of £1.00, but will be distributed and may only be traded in minimum amounts of £50,000 and integral multiples of £1.00 in excess thereof. The Company understands that none of Euroclear, Clearstream or the New Trustee will be responsible for monitoring the minimum transfer amount. Holders of book-entry interests ("Book-Entry Interests") in the Global Notes will be entitled to receive certificated securities that do not include the global legend set forth in the New Indenture ("Definitive Registered Securities") in exchange for their holdings of Book-Entry Interests only in the limited circumstances set forth under "—Book Entry; Delivery and Form".

Each New Note will bear interest at a rate per annum (the "Applicable Rate"), equal to LIBOR plus 6.0%, as reset semi-annually on the Determination Date immediately preceding the relevant Interest Period and subject to adjustment for any Rating Event. The Applicable Rate shall be determined by the calculation agent (the "Calculation Agent"), which shall initially be The Bank of New York. Interest will accrue from the Effective Date or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually in arrears to the holders of record at the close of business on the 15 April or 15 October immediately preceding the Interest Payment Date or, for the final Interest Payment date, the date that is 15 days before the Stated Maturity of the New Notes) on 1 May and 1 November of each year and the Stated Maturity of the New Notes, commencing 1 May 2007.

Interest on the New Notes will be payable in cash on each Interest Payment Date, provided, however, that the Company may elect on the relevant record date for any Interest Payment Date, in its sole discretion, to pay up to 1.50% of this interest in kind through the issuance of additional New Notes, which New Notes will be identical to the initial New Notes, except that interest will accrue from the date they are issued rather than the Effective Date. References in this "Description of the New Notes" to the New Notes include the initial New Notes and any additional New Notes. The initial New Notes and the additional New Notes, if any, will be treated as a single class for all purposes under the New Indenture.

So long as the New Notes shall have received a rating of at least "Caa1" from Moody's or "CCC+" from S&P, then beginning on the date that such rating is received, the Applicable Rate borne by the New Notes shall be decreased by 0.5% per annum, accruing from the date the New Notes receive such rating until the date such rating on the New Notes is no longer maintained, at which time the Applicable Rate shall increase by 0.5% (any such event resulting in such increase or decrease in the Applicable Rate, a "Rating Event"), provided that during any period that the annual interest borne by the New Notes is decreased as described herein, then the total amount of interest payable in the form of additional New Notes shall not at any time exceed 1.0% per annum.

The amount of interest for each day that the New Notes are outstanding (the "Daily Interest Amount") will be calculated by the Calculation Agent by dividing the Applicable Rate in effect for such day by 365 and multiplying the result by the principal amount of the New Notes. The amount of interest to be paid on the New Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all pounds sterling amounts used in resulting from such calculations will be rounded to the nearest pence (with one-half pence being rounded upwards). The Calculation Agent will, upon the request of any holder, provide the interest rate then in effect with respect to the New Notes.

The interest rate on the New Notes will in no event be higher than the maximum rate permitted by the laws of England and Wales. The Calculation Agent shall be under no obligation to monitor whether the interest rate exceeds such maximum rate. All calculations made by the Calculation Agent in the absence of wilful default, bad faith or manifest error will be conclusive for all purposes and binding on the Company and the holders of the New Notes.

Application is expected to be made to list the New Notes on the Euro MTF Segment of the Luxembourg Stock Exchange, for admission of the New Notes to listing on the Official List of the UK Listing Authority and to trading on the Professional Securities Market of the London Stock Exchange plc, or for listing on any other comparable securities exchange.

The Company will maintain a paying agent for the New Notes in London, England and such other jurisdictions as it may elect from time to time at all times that payments are required on the New Notes. The rights of holders of New Notes to receive the payments of interest on the New Notes are subject to the applicable procedures of Euroclear and Clearstream. See "—Book-Entry, Delivery and Form".

The following defined terms apply with respect to the calculation of the interest rate that will be borne by the New Notes:

"Determination Date", with respect to an Interest Period, will be the first London Banking Day preceding the first day of the Interest Period.

"Interest Payment Date," when used with respect to any New Note, means each semi-annual interest payment date on 1 May and 1 November of each year, commencing 1 May 2007, except that the last Interest Payment Date shall be the same date as the Stated Maturity of the New Notes. If any such date is not a Business Day, the Interest Payment Date shall be the next succeeding Business Day.

"Interest Period" means the period commencing on and including an Interest Payment Date and ending and including the day immediately preceding the next succeeding Interest Payment Date, with the exception that the first Interest Period shall commence on and include the Closing Date and end on and include 30 April 2007.

"LIBOR" with respect to an Interest Period, will be the British Bankers' Association Interest Settlement Rate, expressed as a percentage per annum for deposits in pounds sterling for a six-month period beginning on the first London Banking Day after the Determination Date that appears on Reuters Page "LIBOR01" or any substitute page as of 11:00 a.m., London time, on the Determination Date. If the page "LIBOR01" does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank's offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in pounds sterling for a six-month period beginning on the first London Banking Day after the Determination Date. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

"London Banking Day" is any day in which dealings in pounds sterling are transacted or, with respect to any future day, are expected to be transacted in the London interbank market.

"Representative Amount" means a principal amount of not less than £20 million for a single transaction in the relevant market at the relevant time.

Form of New Notes

The New Notes will be issued as one or more global notes in registered form without coupons (the "Global Notes"). The New Notes will have minimum denominations of £1.00 and integral multiples of £1.00. New Notes, however, will only be distributed and may only trade in minimum amounts of £50,000 and integral multiples of £1.00 in excess thereof. The Company understands that none of Euroclear, Clearstream or the New Trustee will be responsible for monitoring the minimum transfer amount.

Optional Redemption

The New Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after the first anniversary of the Effective Date, and prior to maturity, upon not less than 30 nor more than 60 days prior notice to the holders thereof at the following Redemption Prices (each, a "Redemption Price") (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the relevant redemption date (subject to the right of holders of the New Notes on the relevant record date to receive interest due on the relevant Interest Payment Date), if redeemed during the 12-month period commencing on the relevant anniversary of the Effective Date of the years set forth below:

Year	Redemption Price
2008	103%
2009	102%
2010	101%
2011 and thereafter	100%

In the case of any partial redemption, selection of the New Notes for redemption will be made by the New Trustee in compliance with the requirements of Euroclear and Clearstream, as appropriate, and the principal securities exchange, if any, on which the New Notes are listed or, if the New Notes are not listed on a securities exchange, pro rata, by lot or by such other method as the New Trustee in its sole discretion shall deem to be fair and appropriate; provided that no New Note shall be redeemed in part if the unredeemed portion of such New Note would be less than £50,000. If any New Note is to be redeemed in part only, the notice of redemption relating to such New Note shall state the portion of the principal amount thereof to be redeemed. A new New Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original New Note.

In addition, the New Notes may be redeemed in whole, but not in part, at the option of the Company, at 100% of their principal amount, together with accrued interest thereon, if any, to the relevant redemption date, in the event the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the New Notes, any Additional Amounts (or if the common depositary would be obligated to pay Additional Amounts as a result of deduction of withholding payments by the common depositary) as a result of a change in laws (including any regulations promulgated thereunder or any ruling or judgment with respect thereto), or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the Closing Date.

Substitution of Currency

The treaty establishing the European Community, as amended by the treaty on European Union, provided for the introduction of the euro on 1 January 1999 in substitution for the national currencies of European Union member states electing to adopt it. The United Kingdom did not elect to adopt, and has not yet adopted, the euro.

If, however, the United Kingdom does adopt the euro in the future, UK government regulations relating to the euro and the provisions of the New Indenture will apply to the New Notes and the New Indenture. In this event, neither the Company nor any holder of New Notes will be entitled to early redemption, rescission, notice or repudiation of the terms and conditions of the New Notes or the New Indenture based on redenomination of the New Notes and the New Indenture into euro. Nor will the Company or any holder of New Notes be entitled to raise other defences or request any compensation claim or affect any other obligation of the Company under the New Notes or the New Indenture on that basis.

Ranking

The Indebtedness evidenced by the New Notes will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. On 30 September 2006 assuming that the Reorganisation and the issuance of the New Notes had taken place on that date, the Group would have had total consolidated debt of £82.5 million and a total debt to EBITDA ratio of 3.2 to 1. In the year ended 31 December 2005, including payments on the New Notes that would have been made had the Reorganisation taken place on 1 January 2005, the Group estimates that it would have incurred £

8.3 million of interest expense on its debt, of which £1.1 million could have been paid in kind at the option of the Company. As of 30 September 2006, the Company and its subsidiaries had £4.8 million of secured indebtedness outstanding under its Credit Facility and an additional £6 million of the facility being utilised against ancillary facilities. As of that same date, approximately £31 million was available for future draw downs under the Credit Facility. The Credit Facility is secured by all of the operating assets of certain of the Company's subsidiaries, either directly, in the case of the Group's US and UK businesses, or indirectly, in the case of the Group's other overseas businesses. Each borrrower has also charged its trade receivables and inventory, including raw materials, works-in-process and finished goods, in favour of the lenders. The New Notes will be effectively subordinated to such indebtedness to the extent of such security interests. In addition, all existing and future liabilities (including trade payables) of the Company's subsidiaries will be effectively senior to the New Notes. On 31 December 2005, assuming that the Reorganisation and the offering of the New Notes had taken place at that time, the Subsidiaries would have had total liabilities of £85 million, including debt of £16.2 million. The Credit Facility restricts the ability of the Company's subsidiaries to make dividends, loans, advances or other distributions to the Company and the ability of the Company to enforce remedies under its intercompany note from Luxfer Group Limited. See "Risk Factors—Priority of Creditors—The Group's secured debt and the other indebtedness of the Subsidiaries will have priority over the New Notes" and "Description of the Senior Credit Facility."

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the New Indenture. Reference is made to the New Indenture for the full definition of all terms as well as any other capitalised term used herein for which no definition is provided.

"Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person is merged with or into or consolidated with or becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by the Company or a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition or merger or consolidation shall not be Acquired Indebtedness.

"Adjusted Consolidated Net Income" means, for any period, the aggregate Consolidated Net Income of the Company and its consolidated Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

(i)
the net profit (or loss) after tax of any Person that is not a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period;

(ii)
solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and, in such case, except to the extent includable pursuant to clause (i) above), the net profit (or loss) after tax of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries;

(iii)
the net profit (or loss) after tax of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net profit (or loss) after tax is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(iv)
any net gains or losses (on an after-tax basis) attributable to Asset Sales;

(v)
except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid as dividends on Preferred Stock or interest paid or accrued on loan stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries (other than loan stock pursuant to which no dividends, interest or principal may be paid until after the final maturity date of the New Notes); and

(vi)
all extraordinary or exceptional gains and extraordinary or exceptional losses, in each case on an after tax basis.

"Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Asset Acquisition" means:

(i)
an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries or

(ii)
an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person.

"Asset Disposition" means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of:

(i)
all or substantially all of the Capital Stock of any Restricted Subsidiary or

(ii)
all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

"Asset Sale" means any conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of:

(i)
all or any of the Capital Stock of any Restricted Subsidiary other than directors' qualifying shares or shares required by applicable law to be held by persons other than the Company or a Restricted Subsidiary; or

(ii)
all or any of the property and assets of the Company or any of its Restricted Subsidiaries,

and, in each case, that is not governed by the provisions of the New Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that "Asset Sale" shall not include:

(a)
sales or other dispositions of inventory, receivables and other current assets in the ordinary course of business of the Company or any Restricted Subsidiary;

(b)
sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant and any Permitted Investment;

(c)
sales of assets (other than Capital Stock of a Subsidiary) that have become obsolete for the purpose for which such assets are normally used and which are no longer required for use in connection with the business of the Company or any Restricted Subsidiary; or

(d)
Dispositions of assets with an aggregate fair market value in any calendar year of less than £2 million.

"Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

"Bare Trustee" means, for the purposes of the "Description of the New Notes" only, a special purpose vehicle to be set up by the Company to act as bare trustee on behalf of, among others, certain creditors of the Company in connection with the Schemes, which special purpose vehicle shall not Incur any Indebtedness and shall not engage in any business other than as contemplated by and in accordance with the Schemes;

"Bankruptcy Law" means (i) Title 11 of the US Code, (ii) the Insolvency Act 1986 (together with the rules and regulations made pursuant thereto) or (iii) any other law of the United States, the United Kingdom, any political subdivision thereof or any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganisation or relief of debtors as such law may be amended from time to time.

"Board of Directors" means the Board of Directors of the Company or any committee of such Board of Directors authorized to act for it.

"Board Resolution" means a copy of a resolution certified by a Director or the Secretary or an Assistant Secretary of the Company as having been duly adopted by the Board of Directors of the Company and as being in full force and effect on the date of such certification, and delivered to the New Trustee.

"Business Day" means any day (other than a Saturday or Sunday) on which banks in London, New York and the location of any securities exchange on which the New Notes are listed are open for business.

"Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

"Capitalised Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalised on the balance sheet of such Person.

"Capitalised Lease Obligations" means the discounted present value of the rental obligations under a Capitalised Lease calculated in accordance with GAAP.

"Change of Control" means the occurrence of one or more of the following events:

(i)
a "Person" or "Group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing greater than 50 percent of total voting power of the Voting Stock of the Company, on a fully diluted basis;

(ii)
any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or Group, together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of this New Indenture);

(iii)
on or after the consummation of any Public Equity Offering of a majority of the shares of the Company then outstanding, during any consecutive two-year period, individuals who at the beginning of such period constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Company's shareholders was approved by a vote of at least a majority of the members of the Board of Directors then in office who were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or

(iv)
the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the New Indenture.)

"Closing Date" means the date on which the New Notes (excluding any additional New Notes) are originally issued under the New Indenture.

"Common Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's equity, other than Preferred Stock of such Person, whether now outstanding or issued after the Closing Date, including, without limitation, all series and classes of such common stock.

"Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

(i)
Consolidated Interest Expense;

(ii)
Taxation on profits and losses (other than income taxes (either positive or negative) attributable to exceptional or extraordinary and non-recurring gains or losses or sales of assets);

(iii)
depreciation expense;

(iv)
amortisation expense; and

(v)
all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP;

provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries.

"Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortisation of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with GAAP; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries to the extent actually paid by such entity) and all but the principal component of rentals in respect of Capitalised Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however, any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof), all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

"Consolidated Net Income" means net profit (or loss) after tax for the Company and its consolidated Subsidiaries for such period determined in conformity with GAAP.

"Credit Facility" means the Credit Facility dated as of 26 April 2006, among Luxfer Group 2000 Limited, Luxfer Group Limited and certain of their respective Subsidiaries, as borrowers and/or guarantors thereunder, Bank of America, N.A. as Original Lender, Original Issuer and Original Hedging Party and Bank of America, N.A., the Facility Agent and Security Trustee, as such agreement may be amended, renewed, extended, substituted, refinanced, replaced, supplemented or otherwise modified from time to time, and includes (a) any related notes, guarantees and other agreements executed in connection therewith and (b) any agreement extending the maturity of all or any portion of the Indebtedness thereunder, adding additional borrowers or guarantors thereunder, and increasing the amount to be borrowed thereunder.

"Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

"Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

"Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(i)
required to be redeemed prior to the Stated Maturity of the New Notes,

(ii)
redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the New Notes, or

(iii)
convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the New Notes;

provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the New Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favourable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of New Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such New Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of New Notes upon a Change of Control" covenants described below.

"Employee" means any employee of the Company or any Restricted Subsidiary.

"fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

"GAAP" means International Financial Reporting Standards, accounting principles adopted by the International Accounting Standards Board and its predecessor, as adopted for use by the European Union, in effect as of the Closing Date. All ratios and computations contained or referred to in the New Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the New Indenture shall be made without giving effect to:

(i)
the amortisation of any expenses incurred directly in connection with the offering of the New Notes and

(ii)
the amortisation of any amounts (including goodwill) required or permitted to be amortised as a result of purchase accounting adjustments for acquisitions under GAAP.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(i)
to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or

(ii)
entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

"Indebtedness" means, with respect to any Person at any date of determination (without duplication):

(i)
all indebtedness of such Person for borrowed money;

(ii)
all obligations of such Person evidenced by bonds, debentures, New Notes or other similar instruments;

(iii)
all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

(iv)
all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(v)
all Capitalised Lease Obligations;

(vi)
all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

(vii)
all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

(viii)
to the extent not otherwise included in this definition, net obligations under Interest Rate Agreements, and obligations under Currency Agreements and Metal Hedging Agreements.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided:

(A)
that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortised portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP; and

(B)
that Indebtedness shall not include any liability for federal, state, local or other taxes.

"Interest Coverage Ratio" means, on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date as shown in the financial statements of the Company as approved by the Board of Directors (the "Four Quarter Period") to (ii) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation:

(A)
pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the "Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder in effect on the last day of such Four Quarter Period adjusted, however, to give pro forma effect to (x) repayments to the extent that they reduced the amount of Indebtedness thereunder to the reduced commitment thereunder in effect on the Transaction Date and (y) Indebtedness Incurred thereunder that is projected, in the reasonable judgment of the senior management of the Company, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof) in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

(B)
Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(C)
pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(D)
pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

provided that to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an asset acquisition or asset disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available. In addition, to the extent that clauses (C) and (D) of the preceding sentence require that pro forma effect be given to an asset acquisition, the Consolidated EBITDA of the acquired entities shall be included after giving effect to cost savings resulting from employee terminations, facilities consolidations and closings, standardisation of employee benefits and compensation practices, consolidation of property, casualty and other insurance coverage and policies, standardisation of sales and other distribution methods, reduction in taxes other than income taxes and other cost savings reasonably expected to be realised from and directly attributable to such acquisition, as determined in good faith by an officer of the Company, provided that such cost savings could be reflected in pro forma financial statements under applicable rules and regulations of the SEC with respect to offerings of similar securities.

"Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

"Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

(i)
the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(ii)
the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant.

For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

"Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

"Metal Hedging Agreement" means, with respect to any Person, any forward purchase agreement, protection, future, option, swap, collar hedge or similar agreement or arrangement where such Person or beneficiary under such agreement or arrangement is insulated from any price fluctuations in the metal market.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Net Cash Proceeds" means,

(a)
with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

(i)
brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

(ii)
provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole;

(iii)
payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale; and

  (iv)
  appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

(b)
with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, and consultant fees incurred directly in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Offer to Purchase" means an offer to purchase New Notes by the Company from the holders of New Notes commenced by mailing a notice to the New Trustee and each holder stating:

(i)
the covenant pursuant to which the offer is being made and that all New Notes validly tendered will be accepted for payment on a pro rata basis;

(ii)
the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date");

(iii)
that any New Note not tendered will continue to accrue interest pursuant to its terms;

(iv)
that, unless the Company defaults in the payment of the purchase price, any New Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(v)
that holders electing to have a New Note purchased pursuant to the Offer to Purchase will be required to surrender the New Note to the paying agent at the address or in the manner specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(vi)
that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount of New Notes delivered for purchase and a statement that such holder is withdrawing his election to have such New Notes purchased; and

(vii)
that holders whose New Notes are being purchased only in part will be issued new New Notes equal in principal amount to the unpurchased portion of the New Notes surrendered; provided that each New Note purchased shall be in a principal amount of £1.00 or integral multiples of £1.00 in excess thereof; and provided, further no New Note shall be purchased in part if the unpurchased portion of such New Note would be less than £50,000.

On the Payment Date, the Company shall:

(i)
accept for payment on a pro rata basis New Notes or portions thereof tendered pursuant to an Offer to Purchase;

(ii)
deposit with the paying agent money sufficient to pay the purchase price of all New Notes or portions thereof so accepted; and

(iii)
deliver, or cause to be delivered, to the New Trustee all New Notes or portions thereof so accepted together with an officers' certificate specifying the New Notes or portions thereof accepted for payment by the Company.

The paying agent shall promptly mail to the holders of New Notes so accepted payment in an amount equal to the purchase price, and the New Trustee shall promptly authenticate and mail to such holders a new New Note equal in principal amount to any unpurchased portion of the New Note surrendered; provided that each New Note purchased shall be in a principal amount of £1.00 or integral multiples of £1.00 in excess thereof and provided, further no New Note shall be purchased in part if the unpurchased portion of such New Note would be less than £50,000. The New Trustee shall act as the paying agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder, to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase New Notes pursuant to an Offer to Purchase.

"Permitted Investment" means:

(i)
an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary;

(ii)
Temporary Cash Investments;

(iii)
payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(iv)
stock, obligations or securities received in satisfaction of judgments;

(v)
an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(vi)
Interest Rate Agreements, Currency Agreements and Metal Hedging Agreements designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in interest rates, foreign currency exchange rates or metal prices;

(vii)
any Investment made in the form of the receipt of non-cash consideration from an Asset Sale made pursuant to and in compliance with the "Limitation on Asset Sales" covenant described below;

(viii)
any Investment acquired solely in exchange for Capital Stock (other than Disqualified Stock) of the Company;

(ix)
loans or advances to employees of the Company or any Restricted Subsidiary made in the ordinary course consistent with past practices of (including past practices of any immediate predecessor of) the Company or such Restricted Subsidiary, as the case may be, and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; provided that such loans or advances are in compliance with the "Limitation on Transactions with Shareholders and Affiliates" covenant described below and provided, further, that such Investments may not exceed £200,000 at any one time outstanding;

(x)
receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(xi)
Investments existing on the date of the New Indenture; and

(xii)
any loan, advance, or other financial facility in an aggregate amount not to exceed £500,000 in any calendar year made available by the Company or any Restricted Subsidiary, to the trustee of the Luxfer Group Employee Share Ownership Plan 1997 or the trustee of any other employee share ownership plan or similar trust or to an Employee whether for the purpose of acquiring ordinary, preference or deferred shares in the Company or any Restricted Subsidiary; provided that such Investments may not exceed £5 million at any one time outstanding.

"Permitted Liens" means:

(i)
Liens for taxes, assessments, governmental charges or claims that are not yet delinquent or are being contested in good faith by appropriate legal proceedings and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(ii)
statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(iii)
Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security including Liens securing letters of credit issued in connection therewith;

(iv)
Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts,

  performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(v)
easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries;

(vi)
Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within one year after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

(vii)
Leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

(viii)
Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

(ix)
any interest or title of a lessor in the property subject to any Capitalised Lease or operating lease;

(x)
Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(xi)
Liens in favour of the Company or any Restricted Subsidiary;

(xii)
Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired;

(xiii)
Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default;

(xiv)
Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(xv)
Liens in favour of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(xvi)
Liens securing Indebtedness for (a) working capital purposes and/or (b) Interest Rate Agreements, Currency Agreements and Metal Hedging Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities (including encumbering customary initial deposits and margin deposits), and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness in an aggregate amount at any one time outstanding not to exceed £15 million;

(xvii)
Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date;

(xviii)
Liens on or sales of receivables;

(xix)
Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(xx)
Liens securing Indebtedness incurred under paragraph (a)(i) of the "Limitation on Indebtedness" covenant described below;

(xxi)
Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favour of the holders of the New Notes; and

(xxii)
Liens existing on the Closing Date that were permitted under the Indenture not otherwise permitted by clauses (i) to (xxi) above.

"Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

"Public Equity Offering" means an underwritten public offering or floatation of ordinary shares of the Company either (i) pursuant to an effective registration statement under the US Securities Act or (ii) on a Recognised Stock Exchange.

"Qualified Subordinated Indebtedness" means Indebtedness, including loan stock, that is subordinated to the New Notes pursuant to terms specified in the New Indenture and which provides that no cash payment of principal or cash payment of interest thereon may be made (whether upon default, change of control, an asset sale or otherwise) prior to payment in full of the New Notes.

"Recognised Stock Exchange" means a recognised investment exchange as defined in the Financial Services Act 1986.

"Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"S&P" means Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc., and its successors.

"Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries:

(i)
for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries, or

(ii)
as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

"Specified Sovereign" means any of the United States of America, the United Kingdom or any other member state of the European Union as of 1 January 2004, Canada, Barbados, Japan or Australia.

"Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final instalment of principal of such debt security is due and payable and (ii) with respect to any scheduled instalment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such instalment is due and payable.

"Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

"Temporary Cash Investment" means:

(i)
any evidence of Indebtedness with a maturity of three years or less issued or directly and fully guaranteed or insured by a Specified Sovereign or any agency or instrumentality thereof (provided that the full faith and credit of such Specified Sovereign is pledged in support thereof or such Indebtedness constitutes a general obligation of such Specified Sovereign or is issued or fully guaranteed or insured by the Lords Commissioners of Her Majesty's Treasury in the case of the United Kingdom, or a similar entity in the case of any other Specified Sovereign);

(ii)
deposits, certificates of deposit or acceptances with a maturity of three years or less of any institution which is authorised under the Banking Coordination (Second Council Directive) Regulations 1992 or financial institution that is a member of the Federal Reserve System, in each case having combined capital and surplus and undivided profits (or any similar capital concept) of not less than £50 million (or if non-sterling denominated, the equivalent thereof) and comparable investments in any other Specified Sovereign;

(iii)
commercial paper with a maturity of three years or less issued by a corporation (other than an Affiliate of the Company) organised under the laws of a Specified Sovereign and rated at least "A-1" by S&P or "P-1" by Moody's; and

(iv)
repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government or the Lords Commissioners of Her Majesty's Treasury of the United Kingdom or the United States Government (in the case of any United States Government Obligations) or comparable investments of another Specified Sovereign, in each case maturing within one year from the date of acquisition.

For the avoidance of doubt, an Investment in an investment fund which invests substantially all of its assets in Investments described above in this definition or which is itself rated at least "AAA" or "A-1" by S&P or "Aaa" or "P-1" by Moody's constitutes a Temporary Cash Investment.

"Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

"Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

"Unrestricted Subsidiary" means:

(i)
any Subsidiary of the Company that at the time of determination shall be designated an "Unrestricted Subsidiary" by the Board of Directors in the manner provided below;

(ii)
any Subsidiary of an Unrestricted Subsidiary; and

(iii)
the Bare Trustee.

The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that:

(A)
any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation;

(B)
either (I) the Subsidiary to be so designated has total assets of £1,000 or less or (II) if such Subsidiary has assets greater than £1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below; and

(C)
if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(i)
no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

(ii)
all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the New Indenture.

Any such designation by the Board of Directors shall be evidenced to the New Trustee by promptly filing with the New Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

"Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

"Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

Covenants

Limitation on Indebtedness

(a)
The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the New Notes and Indebtedness existing on the Closing Date (other than and solely to the extent that such Indebtedness would be permitted by clauses (i) to (xi) below)).

  Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

  (i)
  Indebtedness of the Company or any of its Restricted Subsidiaries outstanding at any time in an aggregate principal amount not to exceed £45 million net of reserves and as shown on the consolidated balance sheet of the Company as of the most recent month for which financial statements are available, less the aggregate amount of all principal repayments with the proceeds of Asset Sales that permanently reduce the commitments thereunder;

  (ii)
  Indebtedness owed (A) to the Company or (B) to any Restricted Subsidiary; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii);

  (iii)
  Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness in respect of New Notes and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded, including committed but undrawn amounts (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the New Notes in part or Indebtedness that is pari passu with, or subordinated in right of payment to, the New Notes shall only be permitted under this clause (iii) if (A) in case the New Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the New Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining New Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the New Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the New Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the New Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii);

  (iv)
  Indebtedness (A) in respect of performance, surety or appeal bonds or standby letters of credit provided in the ordinary course of business (B) in an aggregate principal amount outstanding at any time not to exceed £15 million (I) for working capital purposes and/or (II) under Currency Agreements, Interest Rate Agreements and Metal Hedging Agreements, provided in the case of clause (II) of this paragraph that such agreements (a) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates, interest rates or metal prices and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates, interest rates or metal prices by reason of fees, indemnities, compensation payable or cash calls thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

  (v)
  Indebtedness of the Company, to the extent the net proceeds therefrom are promptly deposited to defease the New Notes as described below under "Defeasance";

  (vi)
  Guarantees of the New Notes and Guarantees of Indebtedness of the Company by any Restricted Subsidiary, provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below, or Guarantees of Indebtedness of any Restricted Subsidiary by another Restricted Subsidiary or by the Company;

  (vii)
  Qualified Subordinated Indebtedness;

  (viii)
  Indebtedness arising from the honouring by a bank or other financial institutions of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within 10 business days of the Incurrence;

  (ix)
  Indebtedness represented by a grant or advance made available by a federal, state or governmental agency or department or other like body which is repayable only upon the Company or a Restricted Subsidiary (as the case may be) failing to satisfy one or more conditions set out in the terms of such grant or advance, provided there has been no such failure to satisfy any of such conditions, not to exceed £5 million outstanding at any one time;

  (x)
  Indebtedness arising from indemnification agreements or purchase price adjustments in the ordinary course of business; or

  (xi)
  Indebtedness owed in respect of compensation claims or other employee insurance arrangements in the ordinary course of business.

(b)
Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies. In addition, any Indebtedness permitted to be Incurred pursuant to clause (iii) above to refinance non-pound sterling denominated Indebtedness previously Incurred pursuant to any other clause above which would cause the pound sterling-denominated restriction, if any, under such clause to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing will be deemed not to exceed such pound-sterling denominated restriction under such clause so long as the principal amount of such Indebtedness permitted to be Incurred pursuant to clause (iii) above does not exceed the principal amount of the Indebtedness being refinanced; provided that the principal amount of any such subsequent Indebtedness permitted to be Incurred pursuant to clause (iii) above, if Incurred in a currency other than the currency of the Indebtedness being refinanced, will be calculated based on the currency exchange rate applicable to the currency or currencies in which such proposed Indebtedness permitted to be Incurred pursuant to clause (iii) above is denominated on the date of such refinancing.

(c)
For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Indebtedness Incurred under the Credit Facility shall be treated as Incurred pursuant to clause (i) of the second paragraph of this "Limitation on Indebtedness" covenant, and (2) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included (except in the case of any Guarantee by a Restricted Subsidiary with respect to Indebtedness of the Company, which shall be treated as a separate Incurrence by the Restricted Subsidiary but shall not be double counted with the original Incurrence of the Guaranteed Indebtedness by the Company). Accrual of interest, accrual of dividends, the accretion of accreted value and the payment of interest in the form of additional New Notes will not be deemed to be an Incurrence of Indebtedness for the purposes of this covenant. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (a)(i) to (a)(xi) (other than Indebtedness referred to in clause (1) of the preceding sentence), the Company, in its sole discretion, may classify, and may from time to time reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

Limitation on Restricted Payments

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(i)
declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Restricted Subsidiaries;

(ii)
purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock but not including any Permitted Investment) held by any Person other than the Company or a Restricted Subsidiary or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company;

(iii)
make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the New Notes, or any mandatory payment, repurchase, defeasance or other acquisition or retirement for value of Indebtedness (including loan stock) of the Company that is subordinated in right of payment to the New Notes; or

(iv)
make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)
a Default or Event of Default shall have occurred and be continuing,

(B)
the Company, after giving effect to the Transaction and the receipt and application of the proceeds therefrom, would not have an Interest Coverage Ratio of greater than 2.00:1, or

(C)
the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of:

(1)
50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which financial statements of the Company are available and have been approved by the Board plus

(2)
100% of the aggregate Net Cash Proceeds received by the Company after the Closing Date from contributions to the Company's capital or from the issuance and sale permitted by the New Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the New Indenture of Indebtedness of the Company for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the New Notes) plus

(3)
an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

The foregoing provision shall not be violated by reason of:

(i)
the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

(ii)
the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the New Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) or (vii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant;

(iii)
the repurchase, redemption or other acquisition of Capital Stock of the Company or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock);

(iv)
the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the New Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock);

(v)
payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the New Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company;

(vi)
any required repurchases of subordinated indebtedness (but not any Capital Stock; including without limitation Preferred Stock or any indebtedness exchanged therefore) in connection with a Change of Control or an Asset Sale provided that, prior to the date of any such repurchase, the Company has complied with its obligations under the New Indenture arising as a result of such Change of Control or Asset Sale and such repurchase would not be made from amounts required to be applied to a different purpose under the New Indenture; or

(vii)
any other Restricted Payment provided that the total amount of Restricted Payments under this clause (vii) does not exceed £10 million,

provided that, except in the case of clauses (i), (iii) and (iv) no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof and an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii) and (iv), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the New Notes, or Indebtedness that is pari passu with the New Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of such Indebtedness.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(i)
pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary,

(ii)
pay any Indebtedness owed to the Company or any other Restricted Subsidiary,

(iii)
make loans or advances to the Company or any other Restricted Subsidiary or

(iv)
transfer any of its property or assets to the Company or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(i)
in agreements existing on the Closing Date, including in the Credit Facility or the New Indenture, and any extensions, refinancings, amendments, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, amendments, renewals or replacements are no less favourable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, amended, renewed or replaced;

(ii)
existing under or by reason of applicable law;

(iii)
existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary or that becomes a Restricted Subsidiary after the Closing Date, existing at the time of such acquisition or at the time such Person becomes a Restricted Subsidiary and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired or that becomes a Restricted Subsidiary;

(iv)
in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is, or is subject to, a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the New Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary;

(v)
existing in contracts for the sale of assets permitted by the "Limitation on Asset Sales" covenant, including, without limitation, with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary;

(vi)
contained in the terms of any Indebtedness permitted pursuant to the terms of the "Limitation on Indebtedness" covenant or any agreement pursuant to which such Indebtedness was issued if the Company determines such encumbrance or restriction will not materially adversely affect the Company's ability to make anticipated principal or interest payments on the New Notes; or

(vii)
contained in Currency Agreements, Interest Rate Agreements or Metal Hedging Agreements.

Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(i)
to the Company or a Wholly Owned Restricted Subsidiary;

(ii)
issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

(iii)
if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and the Investment, if any, in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale;

(iv)
in the case of issuances of Capital Stock of a non-Wholly Owned Restricted Subsidiary, if after giving effect to such issuance, the Company maintains its percentage ownership of such non-Wholly Owned Restricted Subsidiary; or

(v)
if (A) an amount equal to the Net Cash Proceeds received from such issuance and sale is applied within 30 days after receipt thereof in accordance with clause (A)(I) or (II) of the "Limitation on Asset Sales" covenant described below, and (B) in the case of sales of Capital Stock other than for cash, the consideration would constitute "Replacement Assets" as defined in clause (A)(II) of the "Limitation on Asset Sales" covenant and the Board of Directors determine in good faith (as evidenced by a Board Resolution) that the consideration received is at least equal to the fair market value of the Capital Stock sold.

Limitation on Issuances of Guarantees by Restricted Subsidiaries

The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the New Notes ("Guaranteed Indebtedness"), unless such Restricted Subsidiary could itself Incur such Indebtedness under the "Limitation on Indebtedness" covenant; provided that this covenant shall not be applicable to any Guarantee of any Restricted Subsidiary of the Indebtedness Incurred under the Credit Facility existing on the Closing Date.

Limitation on Transactions with Shareholders and Affiliates

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary (each, an "Affiliate Transaction"), except pursuant to a written document and on fair and reasonable terms no less favourable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation does not limit, and shall not apply to:

(i)
transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the New Trustee a written opinion of an internationally recognised investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view;

(ii)
any transaction solely between the Company and any of its Restricted Subsidiaries or solely between Restricted Subsidiaries;

(iii)
the payment of reasonable and customary regular fees, compensation and indemnities to directors, officers, Employees and consultants of the Company or any Restricted Subsidiary (including ordinary course loans and advances);

(iv)
payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes;

(v)
any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant;

(vi)
any agreement as in effect on the Closing Date or any amendment thereto (so long as such amendment is not more disadvantageous to the holders of the New Notes in any material respect than the prior agreement);

(vii)
any Indebtedness existing or Incurred under clause (a)(ii) of the "Limitation on Indebtedness" covenant;

(viii)
any transaction permitted by, and complying with, the provisions described under "—Consolidation, Merger and Sale of Assets"; or

(ix)
the issue and sale by the Company of any Capital Stock (other than Disqualified Stock) to its shareholders.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (ix) of this paragraph, the aggregate amount of which exceeds (a) £2 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above and (b) £10 million in value must be determined to be fair in the manner provided for in clause (i)(B) above.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary.

Limitation on Sale-Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

The foregoing restriction does not apply to any sale-leaseback transaction if:

(i)
the lease secures or relates to industrial revenue or pollution control bonds;

(ii)
the lease is for a period, including renewal rights, of not in excess of three years;

(iii)
the transaction is solely between the Company and any Restricted Subsidiary or solely between Restricted Subsidiaries; or

(iv)
the sale or transfer of any assets or properties is permitted by, and the Company applies the net proceeds of such transaction in accordance with, the "Limitation on Asset Sales" covenant described below;

so long as immediately after giving effect to any such of transactions (i) through (iv), (A) no Default or Event of Default shall have occurred and be continuing and (B) the Company would have an Interest Coverage Ratio of greater than 2.00:1.

Limitation on Asset Sales

The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

(i)
the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of, and

(ii)
at least 75% of the consideration received consists of (x) cash or Temporary Cash Investments or (y) Replacement Assets (as defined in clause (A)(II) below), provided that the amount of:

(a)
any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated in right of payment to the New Notes) that are assumed by the transferee of any such assets, or

  (b)
  any New Notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for the purposes of determining the percentage of cash or Temporary Cash Investments received by the Company or such Restricted Subsidiary.

The Company shall or shall cause the relevant Restricted Subsidiary that receives any Net Cash Proceeds from one or more Asset Sales occurring on or after the Closing Date to:

(A)
within 365 days after the date Net Cash Proceeds are so received

(I)
apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company, or any Indebtedness of any Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or

(II)
invest an equal amount, or the amount not so applied pursuant to clause (I) (or enter into a definitive agreement committing to so invest within 365 days after the date of such agreement), in property (including, without limitation, intellectual property) or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment ("Replacement Assets") and

(B)
apply (no later than the end of the 365 day period referred to in clause (A)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (A)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 365 day period as set forth in clause (A) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

If, as of the 366th day, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least £5 million, the Company must commence, not later than the 15th Business Day of such month, and consummate an Offer to Purchase from the holders on a pro rata basis an aggregate principal amount of New Notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the principal amount of the New Notes, plus, in each case, accrued interest (if any) to the Payment Date. New Notes and portions of New Notes purchased hereunder shall be in minimum principal amounts of £1.00 or integral multiples of £1.00 in excess thereof provided that no New Note shall be purchased in part if the unpurchased portion of such New Note would be less than £50,000. The New Trustee shall promptly authenticate and deliver a new New Note or New Notes equal in principal amount to any unpurchased portion of New Notes surrendered, if any, to the holder of New Notes in global form or to each holder of Definitive Registered Securities provided that each such new New Note shall have an aggregate principal amount of at least £50,000. To the extent that any Excess Proceeds remain after consummation of an Offer to Purchase, the Company or such Restricted Subsidiary may use such Excess Proceeds for any purpose not otherwise prohibited by the New Indenture.

Repurchase of New Notes upon a Change of Control

The Company shall commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all New Notes then outstanding in a minimum amount of £1.00 and any multiple of £1.00 in excess thereof, at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the Payment Date provided that no New Note shall be purchased in part if the unpurchased portion of such New Note would be less than £50,000. The New Trustee shall promptly authenticate and deliver a new New Note or New Notes equal in principal amount to any unpurchased portion of New Notes surrendered, if any, to the holder of New Notes in global form or to each holder of Definitive Registered Securities, provided that each such new New Note shall have an aggregate principal amount of at least £50,000.

There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of New Notes) required by the foregoing covenant (as well as any covenant that may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the New Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such New Note repurchase, either prior to or concurrently with such New Note repurchase. The Change of Control purchase feature of the New Notes may in certain circumstances make it more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management.

Reports to Holders

The Company shall furnish to the holders of the New Notes:

(a)
Within 120 days following the end of each fiscal year of the Company, annual audited consolidated balance sheets, statements of income, statements of shareholders equity and statements of cash flows (with notes thereto) for the Company for the year then ended and the prior fiscal year, in each case prepared in accordance with GAAP, and an "Operating and Financial Review and Prospects" similar to that contained in Item 5 of Form 20-F as of the Closing Date, comparing the most recent year with the prior year; and, with respect to the annual financial information, a report thereon by the Company's independent accountants;

(b)
Within 45 days following the end of the second fiscal quarter in each fiscal year of the Company, unaudited consolidated condensed financial statements for the Company for the semi-annual period then ended, in each case prepared in accordance with GAAP, plus a narrative discussion with respect thereto consistent with the past practice of the Company with respect to the Senior Notes, and

(c)
Commencing with the fiscal quarter ending 31 March 2007, within 45 days following the end of the first and third fiscal quarters in each fiscal year of the Company, unaudited consolidated condensed financial statements for the Company for the quarter then ended, prepared substantially in accordance with GAAP, plus a narrative discussion of material results for the relevant quarter consistent with the past practice of the Company with respect to the Senior Notes.

In addition, by the date on which the Company is required to file its report pursuant to paragraph (a) above, the Company will promptly make the reports required under this Section available on its website, which may be password-protected. In addition, the Company will furnish promptly to the holders the following information that would be required to be filed with the SEC on Form 8-K as if the Company were required to comply with such requirements: all information set forth in Items 1.03, 2.01, 4.01, 5.01, 5.02 and 5.03 of Form 8-K, in each case, as of the Closing Date, and the Company shall furnish to the holders of the New Notes and to prospective investors, upon the requests of such holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the US Securities Act so long as the New Notes are not freely transferable under the US Securities Act by Persons who are not "affiliates" of the Company under the US Securities Act.

For so long as the New Notes are listed on a securities exchange and the rules of such exchange so require, the Company will provide the reports required to be provided to the holders of the New Notes to the paying agent located in that jurisdiction.

Events of Default

The following events will be defined as "Events of Default" in the New Indenture:

(a)
default in the payment of principal of (or premium, if any, on) any New Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b)
default in the payment of interest on any New Note when the same becomes due and payable, and such default continues for a period of 30 days;

(c)
default in the performance or breach of the provisions of the New Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of New Notes upon a Change of Control" covenants;

(d)
the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the New Indenture or under the New Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the New Trustee or the holders of 25% or more in aggregate principal amount of the New Notes;

(e)
there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) having an outstanding principal amount of £5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holders thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f)
any final judgment or order (not covered by insurance to the satisfaction of the New Trustee) for the payment of money in excess of £5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed £5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g)
a court of competent jurisdiction enters a Bankruptcy Order under any Bankruptcy Law that

(A)
is for relief against the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) in an involuntary case or proceeding;

(B)
appoints a Custodian of the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) or for all or substantially all of its properties; or

(C)
orders the liquidation of the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary);

  and in each case such order or decree remains unstayed and in effect for a period of 30 consecutive days;

(h)
the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) pursuant to or within the meaning of any Bankruptcy Law:

(A)
commences a voluntary case or proceeding (including, without limitation, passing any resolution for its winding-up or liquidation);

(B)
consents to the entry of a Bankruptcy Order for relief against it in an involuntary case or proceeding;

(C)
consents to the appointment of a Custodian of it or for all or substantially all of its property; or

(D)
makes a general assignment for the benefit of its creditors or files a proposal or scheme of arrangement involving the rescheduling or composition of its indebtedness; or

(i)
any administrative or other receiver or any manager of the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) or all or substantially all of its assets is appointed.

For purposes of this description of Events of Default, the term "Custodian" means any custodian, receiver, administrator, administrative receiver, interim receiver, receiver and manager, trustee, assignee, liquidator, sequestrator or similar official charged with maintaining possession or control over property for one or more creditors, whether under any Bankruptcy Law or otherwise. The term "Bankruptcy Order" means any court order made in a proceeding pursuant to or within the meaning of any Bankruptcy Law, containing an adjudication of bankruptcy or insolvency, or providing for liquidation winding up, dissolution or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor's property, or providing for the staying, arrangement, adjustment or composition of indebtedness or other relief of a debtor.

If any Default of any Event of Default with respect to the New Notes occurs and is continuing and is known to the New Trustee, the New Trustee shall give notice of the Default or Event of Default within 90 days after the occurrence thereof to the holders of the New Notes. Except in the case of a Default or an Event of Default in the payment of principal, premium, if any, or interest on any New Note, the New Trustee may withhold the notice to the holders if a committee of its responsible officers in good faith determines that withholding the notice is in the interest of the holders.

If an Event of Default (other than an Event of Default specified in clause (g) or (h) above that occurs with respect to the Company) occurs and is continuing under the New Indenture, the New Trustee or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding, by written notice to the Company (and to the New Trustee if such notice is given by the holders), may, and the New Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest on the New Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiaries or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the New Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the New Trustee or any holder. The holders of at least a majority in principal amount of the outstanding New Notes by written notice to the Company and to the New Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the New Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "—Modification and Waiver."

The holders of at least a majority in aggregate principal amount of the outstanding New Notes may direct the time, method and place of conducting any proceeding for any remedy available to the New Trustee or exercising any trust or power conferred on the New Trustee. However, the New Trustee may refuse to follow any direction that conflicts with applicable law or the New Indenture, that may involve the New Trustee in personal liability, or that the New Trustee determines in good faith may be unduly prejudicial to the rights of holders of New Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of New Notes. A holder may not pursue any remedy with respect to the New Indenture or the New Notes unless: (i) the holder gives the New Trustee written notice of a continuing Event of Default; (ii) the holders of at least 25% in aggregate principal amount of outstanding New Notes make a written request to the New Trustee to pursue the remedy; (iii) such holder or holders offer the New Trustee indemnity satisfactory to the New Trustee against any costs, liability or expense; (iv) the New Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding New Notes do not give the New Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any holder of a New Note to receive payment of the principal of, premium, if any, or interest on, such New Notes or to bring suit for the enforcement of any such payment, on or after the due date expressed in the New Notes, which right is absolute and unconditional and shall not be impaired or affected without the consent of the holder.

The New Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the New Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfilment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the New Trustee of any default or defaults in the performance of any covenants or agreements under the New Indenture.

Consolidation, Merger and Sale of Assets

The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a Restricted Subsidiary) or permit any Person (other than a Restricted Subsidiary) to merge with or into the Company unless:

(i)
the Company shall be the continuing Person or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organised and validly existing under the laws of the United Kingdom or any other country in the European Union as of 1 January 2004, the United States, Canada, Japan or Australia or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the New Trustee, all of the obligations of the Company on all of the New Notes and under the New Indenture;

(ii)
immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(iii)
immediately after giving effect to such transaction on a pro forma basis the Company, or any Person becoming the successor obligor of the New Notes, as the case may be, would have an Interest Coverage Ratio of greater than 2.00:1; and

(iv)
the Company delivers to the New Trustee an officers' certificate (attaching the arithmetic computations to demonstrate compliance with clause (iii)) and opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with;

provided, however, that clause (iii) above does not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the jurisdiction of incorporation of the Company and any such transaction shall not have as one of its purposes the evasion of any of the foregoing limitations.

If the successor corporation is organized under the laws of a different jurisdiction than the predecessor corporation, such corporation shall not be entitled to redeem the New Notes as described in the last paragraph under "—Optional Redemption" unless the obligation to pay Additional Amounts described therein arises as a result of a change in laws (including any regulations promulgated thereunder) of such other jurisdiction or in the interpretation or administration thereof, and if such change is announced and becomes effective on or after the date such successor corporation assumes the obligations of the predecessor corporation.

Satisfaction and Discharge

When (i) all outstanding New Notes have been delivered to the New Trustee for cancellation and the Company has paid all sums payable by it under the New Indenture, or (ii) all outstanding New Notes have become due and payable, mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the New Trustee for giving the notice of redemption and, in the case of clause (ii), (A) the Company deposits with the New Trustee, in trust during such one-year period, money and/or Government Obligations (as defined in the New Indenture) that will provide money in an amount sufficient to pay principal, premium, if any, and interest on the New Notes to maturity or redemption, as the case may be, and to pay all other sums payable by the Company under the New Indenture, (B) there is no Default or Event of Default with respect to the New Notes that shall have occurred and be continuing on the date of such deposit, (C) such deposit will not result in a breach or violation of, or constitute a default under, the New Indenture or any other agreement or instrument to which the Company is a party or by which it is bound, and (D) the Company has delivered to the New Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of the New Indenture have been complied with, then the New Indenture shall, subject to certain exceptions (including, among other matters, with respect to deposits under clause (ii) above until the New Notes are no longer outstanding, obligations to register the transfer or exchange of the New Notes, to replace stolen, lost or mutilated New Notes, to maintain paying agencies and to hold monies for payment in trust) cease to be of further effect.

Defeasance

Defeasance and Discharge.    The New Indenture will provide that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the New Notes on the first day following six months after the deposit referred to below, and the provisions of the New Indenture will no longer be in effect with respect to the New Notes (except for, among other matters, certain obligations to register the transfer or exchange of the New Notes, to replace stolen, lost or mutilated New Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(A)
the Company has deposited with the New Trustee, in trust, money and/or Government Obligations (as defined in the New Indenture) that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the outstanding New Notes on the Stated Maturity of such payments in accordance with the terms of the New Indenture and the New Notes;

(B)
the Company has delivered to the New Trustee (i) an opinion of counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or since the date of the New Indenture there has been a change in applicable US federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, holders will not recognise income, gain or loss for US federal income tax purposes as a result of the Company's deposit, defeasance and discharge under this "Defeasance" provision and will be subject to US federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(C)
immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the first day following six months after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; and

(D)
if at such time the New Notes are listed on a securities exchange, the Company has delivered to the New Trustee an opinion of counsel to the effect that the New Notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default.    The New Indenture further will provide that the provisions of the New Indenture will no longer be in effect with respect to clause (iv) under "—Consolidation, Merger and Sale of Assets" and all the covenants described herein under "—Covenants" (other than "—Covenants—Reports to Holders"), clauses (c) and (d) under "—Events of Default" with respect to such covenants and clauses (e) and (f) under "—Events of Default" shall be deemed not to be Events of Default upon, among other things, the deposit with the New Trustee, in trust, of money and/or Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the outstanding New Notes on the Stated Maturity of such payments in accordance with the terms of the New Indenture and the New Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the New Trustee of an opinion of counsel to the effect that, among other things, the holders will not recognise income, gain or loss for US federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to US federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default.    In the event the Company exercises its option to omit compliance with certain covenants and provisions of the New Indenture with respect to the New Notes as described in the immediately preceding paragraph and the New Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or Government Obligations on deposit with the New Trustee will be sufficient to pay amounts due on the New Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the New Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

Modification and Waiver

Modifications, amendments or waivers of the New Indenture may be made by the Company and the New Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding New Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, New Notes); provided, however, that no such modification or amendment may, without the consent of each holder affected thereby, (i) change the Stated Maturity of the principal of, or any instalment of interest on, any New Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any New Note, (iii) change the currency of payment of principal of, or premium, if any, or interest on, any New Note (other than re-denominating the New Notes in euros in accordance with the provisions of the New Indenture or as required by applicable law), (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the relevant redemption date) of any New Note, (v) waive a default in the payment of principal of, premium, if any, or interest on the New Notes or (vi) reduce the percentage or aggregate principal amount of outstanding New Notes the consent of whose holders is necessary for amending the terms of the New Indenture or the New Notes, waiver of compliance with certain provisions of the New Indenture or for waiver of certain defaults.

Notwithstanding the foregoing, without notice to or the consent of any holder of New Notes, the Company and the New Trustee may amend or supplement the New Indenture or the New Notes to cure any ambiguity, defect or inconsistency, to provide for the assumption of the Company's obligations to holders of New Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets, to make any changes that would provide any additional rights or benefits to the holders of New Notes or that does not adversely affect the legal rights under the New Indenture of any such holder (provided that the Company shall give notice to such holders of any such changes), to comply with requirements of the SEC in connection with the qualification of the New Indenture under the Trust Indenture Act or to evidence and provide for the acceptance of appointment under the New Indenture by a successor trustee with respect to the New Notes.

Additional Amounts

All payments made by the Company under or with respect to the New Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment, or other governmental charge (including penalties, interest and other liabilities related thereto) (collectively, "Taxes") imposed or levied by or on behalf of any government or political subdivision or territory or possession of any government or authority or agency therein or thereof having the power to tax (each, a "Taxing Authority") within the United Kingdom or any other jurisdiction from or through which any payment on the New Notes is made by the Company, unless the Company is required to withhold or deduct Taxes by law. If the Company is required by law to make any such withholding or deduction, the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received (including in the form of additional New Notes) by each holder (including Additional Amounts) after such withholding or deduction will be equal to the amount the holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable to a holder (an "Excluded Holder") with respect to any Tax that would not have been imposed, payable or due:

(i)
but for the existence of any present or former connection between the holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such New Notes) or a fiduciary, settler, member or shareholder of, or possessor of power over the relevant holder, if the relevant holder is an estate, nominee, trust or corporation) and the relevant taxing jurisdiction, including, without limitation, such holder or beneficial owner being or having been a domiciliary, citizen, national or resident thereof, or having had a permanent establishment, office, branch or fixed place of business therein, or being or having been engaged in a trade or business therein;

(ii)
but for the failure by the holder or beneficial owner of the New Note to comply with any declaration, certification, identification or other reporting requirements whether imposed by statute, treaty, regulation or administrative practice concerning citizenship, nationality, residence or connection with the relevant taxing jurisdiction if such compliance is required as a precondition to relief or exemption from such Taxes;

(iii)
if the presentation of New Notes for payment had occurred within 30 days after the date such payment was due and payable or was provided for, whichever is later; or

(iv)
if the beneficial owner of, or person ultimately entitled to obtain an interest in, such New Notes had been the holder and would not be entitled to the payment of Additional Amounts.

In addition, Additional Amounts will not be payable:

(i)
with respect to any Tax that is payable other than by deduction or withholding from payments of principal of, or any premium or interest on, the New Notes;

(ii)
with respect to any Definitive Registered Securities issued at the request of a holder (including following an Event of Default) if, at the time of the payment in question, Definitive Registered Securities have not been issued in exchange for the entire principal amount of the New Notes;

(iii)
with respect to any estate, inheritance, gift, excise, sales, transfer, personal property or similar Tax;

(iv)
with respect to any Taxes that are required to be deducted or withheld by any paying agent from a payment on a New Note, if such payment can be made without such deduction or withholding by any other paying agent;

(v)
with respect to any Tax for which a holder would be liable by reason of having some connection with the relevant taxing jurisdiction other than the mere holding of a New Note; or

(vi)
with respect to any Taxes that are required to be withheld or deducted on payment to an individual pursuant to any European Council Directive regarding the taxation of savings income (including European Council Directive 2003/48/EC) or pursuant to any law implementing or complying with, or introduced to conform to, any such Directive.

If required by law to make any such withholding or deduction, the Company will remit or will cause to be remitted the full amount deducted or withheld to the relevant Taxing Authority in accordance with applicable law, including (to the extent permitted by law) by tendering to the relevant Taxing Authority an additional New Note with a principal amount equal to such amount. The Company will make reasonable efforts to obtain and provide the New Trustee with documentation evidencing the payment of such Taxes, and will make such documentation available to any holder of New Notes upon request.

At least 30 days prior to each date on which any payment under or with respect to the New Notes is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the New Trustee an officers' certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the New Trustee to pay such Additional Amounts to the holders on the payment date. Whenever in the New Indenture or in this "Description of the New Notes" there is mentioned, in any context, the payment of principal of, or premium or interest on, any of the New Notes or any other amount payable under or with respect to any of the New Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In the event that the Company has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the New Notes, any Additional Amounts as a result of changes affecting withholding tax laws or treaties (including any regulations, protocols or rulings promulgated thereunder), the Company may redeem the New Notes in whole, but not in part, at any time at 100% of their principal amount, together with accrued interest thereon, if any, to the relevant redemption date. See "—Optional Redemption."

The foregoing provisions shall apply to any withholding or deduction for or on account of any Taxes of any jurisdiction in which any successor Person to the Company is organised, or any political subdivision or Taxing Authority thereof or therein.

Notices

Notices regarding the New Notes shall, unless expressly provided otherwise, be given in writing to Euroclear and/or Clearstream, as applicable, or their respective nominees, including the common depositary (in respect of the Global Notes), and for so long as the New Notes are listed on a securities exchange and the rules of that exchange so require, published in a newspaper having general circulation in the relevant jurisdiction, publication to be not later than the latest date, and not earlier than the earliest date, prescribed under the New Notes for the giving of such notice; or (in respect of any Definitive Registered Securities) mailed by first-class postage or overnight delivery to each registered holder of Definitive Registered Securities at such holder's address as it appears in the security register maintained for such purposes, in each case not later than the latest date, and not earlier than the earliest date, prescribed under the New Notes for giving of such notice.

Governing Law and Consent to Jurisdiction and Service

The New Notes and the New Indenture will be governed by the laws of England and Wales save as regards matters provided for in such provisions of the Trust Indenture Act as are required under the Trust Indenture Act to be part of and to govern indentures qualified under the Trust Indenture Act, which matters shall be performed in accordance with and be governed by the Trust Indenture Act. The Company expects to appoint Corporation Service Company as its agent for service of process in any suit, action or proceeding with respect to the New Indenture or the New Notes and for actions brought under federal or state securities laws, in each case brought in any federal or state court located in The City of New York and will agree to submit to the jurisdiction of such courts.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

The New Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the New Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the New Indenture, or in any of the New Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each holder, by accepting the New Notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Notes. Such waiver may not be effective to waive liabilities under UK law or under the US federal laws and it is the view of the SEC that such waiver is against public policy.

Concerning the New Trustee

The New Indenture provides that, except during the continuance of a Default, the New Trustee will not be liable, except for the performance of such duties as are specifically set forth in such New Indenture. If an Event of Default has occurred and is continuing, the New Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the New Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

The New Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the New Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realise on certain property received by it in respect of any such claims, as security or otherwise. The New Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book-Entry, Delivery and Form

New Notes issued under the Noteholder Scheme will initially be represented by Global Notes in registered form without interest coupons attached.

Ownership of interests in the Global Notes (the "Book-Entry Interests") will be limited to persons that have accounts with Euroclear Bank S.A./N.V., as operator of the Euroclear system ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream") or persons that hold interests through such participants.

Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries. Except under the limited circumstances described below, the New Notes will not be issued in certificated form.

Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream and their participants. The laws of some jurisdictions, including some states of the United States, may require that certain purchasers of securities take physical delivery of those securities in certificated form. The foregoing limitations may impair the ability of holders of Book-Entry Interests to own, transfer or pledge their interests. In addition, while the New Notes are in global form, holders of Book-Entry Interests will not be considered the owners or "holders" of the New Notes for any purpose.

So long as the New Notes are held in global form, Euroclear and/or Clearstream, as applicable, or their respective nominees, will be considered the sole holder(s) of the Global Notes for all purposes under the New Indenture. In addition, participants must rely on the procedures of Euroclear and Clearstream and indirect participants must rely on the procedures of the participants through which they own Book-Entry Interests to transfer their interests or to exercise any rights of holders of New Notes under the New Indenture.

Neither the Company nor the New Trustee will have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Redemption of the Global Notes

In the event any Global Note (or any portion thereof) is redeemed, Euroclear and/or Clearstream, as applicable, will redeem an equal amount of the Book-Entry Interests in such Global Note from the amount received by it in respect of the redemption of such Global Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by Euroclear and Clearstream, as applicable, in connection with the redemption of such Global Note (or any portion thereof). The Company understands that, under the existing practices of Euroclear and Clearstream, if fewer than all of the New Notes are to be redeemed at any time, Euroclear and Clearstream will credit their respective participants' accounts on a proportionate basis (with adjustments to prevent fractions) or on such other basis as they deem fair and appropriate.

Payments on Global Notes

Principal, interest and premium, if any, on the Global Notes will be payable at the specified office or agency of one or more paying agents; provided that all such payments with respect to the New Notes represented by one or more Global Notes registered in the name of a nominee of the common depositary for Euroclear or Clearstream will be made (i) if a cash payment, by wire transfer of immediately available funds to the account specified by the holder or holders thereof and (ii) if a payment in the form of additional New Notes, by deposit of such additional New Notes into the account specified by the holder or holders thereof. Alternatively, with respect to payments in the form of additional New Notes, the Company may direct a paying agent to make the appropriate amendments to the schedule of principal amounts of the relevant Global Notes outstanding and arrange for deposit into the account specified by the holder or holders thereof as of the relevant record date. The Company and the paying agent may take additional steps as are necessary to effect such payment, and the common depositary or its nominee will distribute such payments to participants in accordance with their procedures.

Payments of all such amounts will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature except as may be required by law. If any such deduction or withholding is required to be made as described under "—Payment of Additional Amounts" then, to the extent described under "—Payment of Additional Amounts," such Additional Amounts will be paid as may be necessary in order that the net amounts received by any holder of the Global Notes or owner of Book-Entry Interests after such deduction or withholding will equal the net amounts that such holder or owner would have otherwise received in respect of such Global Note or Book-Entry Interest, as the case may be, absent such withholding or deduction. The Company expects that payments by participants to owners of Book-Entry Interests held through those participants will be governed by standing customer instructions and customary practices.

Under the terms of the New Indenture, the Company and the New Trustee will treat the registered holder of the Global Notes (i.e., Euroclear or Clearstream (or their respective nominees)) as the owner thereof for the purpose of receiving payments and for all other purposes. Consequently, none of the Company, the New Trustee or any of the Company's or the New Trustee's agents has or will have any responsibility or liability for:

•
any aspect of the records of Euroclear or Clearstream or of any participant or indirect participant relating to or payments made on account of a Book-Entry Interest, for any such payments made by

  Euroclear or Clearstream or any participant or indirect participant or for maintaining, supervising or reviewing the records of Euroclear or Clearstream or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest;

•
Euroclear or Clearstream or any participant or indirect participant. Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name"; or

•
the records of the common depositary.

Action by Owners of Book-Entry Interests

Euroclear and Clearstream have advised the Company that they will take any action permitted to be taken by a holder of New Notes (including the presentation of New Notes for exchange as described above) only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the New Notes as to which such participant or participants has or have given such direction. Euroclear and Clearstream will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Notes. However, if there is an Event of Default under the New Notes each of Euroclear and Clearstream reserves the right to exchange the Global Notes for Definitive Registered Securities, and to distribute such Definitive Registered Securities to its participants.

Transfers

Transfers between participants in Euroclear and Clearstream will be effected in accordance with Euroclear's and Clearstream's rules and will be settled in immediately available funds. The New Notes may only be traded in minimum amounts of £50,000 and integral multiples of £1.00 in excess thereof. The Company understands that none of Euroclear, Clearstream or the New Trustee will be responsible for monitoring the minimum transfer amount.

The New Notes delivered under the Noteholder Scheme in consideration for the release and cancellation of the previously outstanding debt issued by the Company that will be delivered under the Noteholder Scheme will be issued pursuant to exemptions from registration available under the US Securities Act, including that provided in section 3(a)(10) thereof. As a result, the New Notes delivered under the Noteholder Scheme will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. New Notes delivered under the Noteholder Scheme issued and delivered to a Scheme Creditor who is neither an affiliate, for the purposes of the US Securities Act, of the Company prior to or after the completion of the Noteholder Scheme, would not be "restricted securities" under the US Securities Act. Affiliates of the Company prior to or after the completion of the Noteholder Scheme will be subject to timing, manner of sale and volume restrictions on the sale of New Notes delivered under the Noteholder Scheme under Rule 145(d) of the US Securities Act. Persons who may be deemed to be affiliates of the Company include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, the Company, and may include certain officers and directors of the Company and principal shareholders (such as a holder of more than 10 per cent of the outstanding capital stock of the Company). Persons who are affiliates of the Company, in addition to reselling their New Notes delivered under the Noteholder Scheme in the manner permitted by Rule 145(d) of the US Securities Act, may be able to sell their New Notes under any other available exemption under the US Securities Act, including Regulation S. Scheme Creditors who believe they may be affiliates of the Company for the purposes of the US Securities Act should consult their own legal advisers prior to any sale of New Notes.

Definitive Registered Securities

Under the terms of the New Indenture, owners of the Book-Entry Interests will receive Definitive Registered Securities only:

(1)
if either Euroclear or Clearstream notifies the Company that it is unwilling or unable to continue to act as a depositary, or it ceases to be a clearing agency under the laws of the jurisdiction of its formation, and a successor is not appointed by the Company within 120 days;

(2)
if holder of the Global Notes so requests following an Event of Default under the New Indenture; or

(3)
at any time if the Company, in its sole discretion, determines that all the Global Notes should be exchanged for Definitive Registered Securities.

Principal, interest and premium, if any, on any Definitive Registered Securities will be payable at the specified office or agency of one or more paying agents. In addition, interest on the Definitive Registered Securities may (i) if a cash payment, be paid by check mailed to the person entitled thereto (or a wire transfer, at the Company's discretion) and (ii) if a payment in the form of additional New Notes, by issuance of additional New Notes in the form of Definitive Registered Securities and mailed to the person entitled thereto as shown on the register for the Definitive Registered Securities. See "—Paying Agent and Registrar for the New Notes".

In the case of the issuance of Definitive Registered Securities, the holder of a Definitive Registered Security may transfer such Definitive Registered Security by surrendering it to the registrar or co-registrar. In the event of a partial transfer or a partial redemption of a holding of Definitive Registered Securities represented by one Definitive Registered Security, a Definitive Registered Security will be issued to the transferee in respect of the part transferred and a new Definitive Registered Security in respect of the balance of the holding not transferred or redeemed will be issued to the transferor or the holder, as applicable; provided that no Definitive Registered Security shall be transferred in an aggregate principal amount of less than £50,000; and provided, further that no Definitive Registered Security shall be redeemed or transferred in part if the remaining portion of such Definitive Registered Security would be less than £50,000. The Company will bear the cost of preparing, printing, packaging and delivering the Definitive Registered Securities.

None of the Company, registrar or co-registrar will be required to register the transfer or exchange of Definitive Registered Securities for a period of 15 calendar days preceding (i) any Interest Payment Date on the Definitive Registered Securities, (ii) any date fixed for delivering a notice of redemption of or an offer to repurchase the Definitive Registered Securities or (iii) the date fixed for selection of the Definitive Registered Securities to be redeemed in part. Such parties are also not required to register the transfer or exchange of any Definitive Registered Securities selected for redemption. In the event of the transfer of any Definitive Registered Securities, the New Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents as described in the New Indenture. The Company may require a holder to pay any taxes and fees required by law and permitted by the New Indenture and the Definitive Registered Securities.

If Definitive Registered Securities are issued and a holder thereof claims that such Definitive Registered Securities have been lost, destroyed or wrongfully taken, or if such Definitive Registered Security is mutilated and is surrendered to the registrar or the New Trustee, the Company will issue and the New Trustee will authenticate a replacement Definitive Registered Security if the Company's requirements are met. The Company, the New Trustee or the registrar may require a holder requesting replacement of a Definitive Registered Security to furnish an indemnity bond sufficient in the judgment of each to protect the Company, the New Trustee, the registrar or the paying agent appointed pursuant to the New Indenture from any loss which any of them may suffer if a Definitive Registered Security is replaced. The Company may charge for any expenses incurred by it in replacing a Definitive Registered Security.

In case any such mutilated, destroyed, lost or stolen Definitive Registered Security has become or is about to become due and payable, or is about to be redeemed or purchased by the Company pursuant to the provisions of the New Indenture, the Company in its discretion may, instead of issuing a new Definitive Registered Security, pay, redeem or purchase such Definitive Registered Security, as the case may be.

Information Concerning Euroclear and Clearstream

The Company understands as follows with respect to Euroclear and Clearstream:

All Book-Entry Interests will be subject to the operations and procedures of Euroclear and Clearstream, as applicable. The following summaries of those operations and procedures are provided solely for the convenience of Scheme Creditors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. None of the Company or the Group is responsible for those operations or procedures.

Euroclear and Clearstream hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organisations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with Euroclear or Clearstream participants, either directly or indirectly.

Because Euroclear and Clearstream can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a beneficial interest to pledge such interest to persons or entities that do not participate in the Euroclear or Clearstream systems, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for that interest. The laws of some jurisdictions require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests to such persons may be limited. In addition, owners of beneficial interests through Euroclear or Clearstream systems will receive distributions attributable to the Global Notes only through Euroclear or Clearstream participants.

Paying Agent and Registrar for the New Notes

The Company has undertaken to maintain one or more paying agents for the New Notes in London, United Kingdom. The paying agent currently is The Bank of New York, One Canada Square, London E14 5AL, United Kingdom. The registrar currently is The Bank of New York, One Canada Square, London E14 5AL, United Kingdom. The registrar will maintain a register reflecting ownership of New Notes outstanding from time to time and will make payments on and facilitate transfer of the New Notes on behalf of the Company. The Company may change the paying agent or registrar without prior notice to the holders.

New Trustees' Powers

In considering the interests of the holders of the New Notes, while title to the New Notes is registered in the name of a nominee for a clearing system, the New Trustee may have regard to, and rely on, any information provided to it by that clearing system as to the identity (either individually or by category) of its accountholders with entitlements to New Notes and may consider such interests as if such accountholders were the holders of the New Notes.

Enforcement

For the purposes of enforcement of the provisions of the New Indenture against the New Trustee, the persons named in a certificate of the holder of the New Notes in respect of which a Global Note is issued shall be recognised as the beneficiaries of the trusts set out in the New Indenture to the extent of the principal amounts of their interests in the New Notes set out in the certificate of the holders, as if they were themselves the holders of New Notes in such principal amounts.

PART FOUR

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma condensed financial information is derived from the Company's audited consolidated and unconsolidated financial statements for the year ended 31 December 2005 and unaudited condensed consolidated financial statements for the nine months ended 30 September 2006, which are included in Schedule 1 of this document. Because of its nature, the pro forma financial information presented below is hypothetical and, as a result, does not represent the actual financial position of the Company or the Group. The purpose of these unaudited pro forma condensed financial statements is to provide an illustration of the accounting for elements of the Reorganisation, as set out below. The adjustments illustrate how the Reorganisation might have affected the income statements presented in Schedule 1, had the transaction been undertaken at 1 January 2005 or 1 January 2006, and in the case of the balance sheet, had the transaction occurred at 31 December 2005 or 30 September 2006. The potential effect of the Reorganisation on the Company's unconsolidated balance sheet for the year ended 31 December 2005 is also included. The adjustments do not purport to reflect any forecasted benefits or costs from different commercial decisions that might have been made by the Group had the Reorganisation taken effect on 1 January 2005 or 1 January 2006, including the effect of additional or alternative investments in the Group's businesses.

This unaudited pro forma condensed financial information has been presented on the following pages to show in a columnar format the pro forma adjustments made to the reported consolidated income statements and consolidated and unconsolidated balance sheets, with explanatory notes accompanying each adjustment. The unaudited pro forma condensed consolidated financial information has been prepared in accordance with IFRS, while the unaudited pro forma condensed unconsolidated financial information has been prepared in accordance with UK GAAP. The unaudited pro forma condensed consolidated financial information has been prepared using the same accounting policies of the Group as used to prepare the audited consolidated financial statements for the year ended 31 December 2005 (set out in the Financial Statements in Schedule 1 of this document), as reported in Note 1 thereto. The unaudited pro forma condensed unconsolidated financial information has been prepared using the same accounting policies of the Company as used to prepare the audited unconsolidated financial statements for the year ended 31 December 2005 (set out in the Financial Statements in Schedule 1 of this document), as reported in Note 1 thereto.

The pro forma adjustments have been rounded to the nearest £0.1 million and illustrate the financial and accounting impact of the following elements of the Reorganisation:

•
Adjustments made to reflect the assumption that the interest payment for the Senior Notes due on the 1 November or 1 May immediately preceding the assumed implementation date of the Schemes, was not paid when due.

•
The exercise of all outstanding Preference Share options with an exercise price of £0.01 by members of the ESOP and the purchase for cash of a proportion of Preference and Ordinary Share capital by management from the Group's ESOP.

•
The cancellation of the existing Senior Notes and their replacement with New Notes and the payment of the Interest Payment, being the cash payment to settle all outstanding interest accrued on the existing Senior Notes.

•
The reorganisation of the Company's existing Share capital, including the conversion of the Preference Shares into New Ordinary Shares and the cancellation of the accrued Preference Share dividend.

•
The costs of the transaction, including those of legal and financial advisers.

In relation to the unaudited pro forma income statements set forth below, the Reorganisation transaction is assumed to have been completed as at the start of the relevant accounting period. The pro forma income statements therefore reflect the reduction in finance costs reported in the income statements from the full conversion of the Preference Shares and the part conversion of the Senior Notes from financial liabilities to equity. This conversion eliminates the annual charge for the 5% Preference Share dividend and reduces the interest payable to holders of the Senior Notes.

The following unaudited pro forma condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and notes thereto as set out in Schedule 1, the Company's audited unconsolidated financial statements and notes thereto as set out in Schedule I, along with the Explanatory Statement in Part Two and the Additional Information in Part Six.

Unaudited Pro Forma Consolidated Income Statement

For the year ending 31 December 2005
(£ million)

Reported under IFRS

	Report & Accounts 2005	Senior Notes Exchange Note (i)	Share Capital Reorganisation Note (ii)	Transaction Costs Note (iii)	Pro Forma 2005
Continuing operations
Revenue	232.7	—	—	—	232.7
Trading profit	14.8	—	—	—	14.8
Operating exceptional items	1.6	—	—	—	1.6

Operating profit	16.4	—	—	—	16.4
Finance income	0.1	—	—	—	0.1
Finance costs:
Interest costs	(14.5)	5.4	—	(0.1)	(9.2)
Preference Share dividend	(5.2)	—	5.2	—	—
Capital reorganisation exceptional item	—	60.0	—	(4.5)	55.5

(Loss)/profit on operations before tax	(3.2)	65.4	5.2	(4.6)	62.8
Tax expense	(3.2)	—	—	—	(3.2)

(Loss)/profit on continuing activities	(6.4)	65.4	5.2	(4.6)	59.6
Loss from discontinued activities	(0.2)	—	—	—	(0.2)

(Loss)/profit for the year	(6.6)	65.4	5.2	(4.6)	59.4

Key assumptions:

•
Scheme effective and Reorganisation completed as of 1 January 2005.

•
1 November 2004 interest payment on the Senior Notes not paid when due.

Notes:

(i)
Senior Notes Exchange—It has been assumed that the prior interest payment on the Senior Notes made on 1 November 2004 was not paid when due. It is also assumed that at 1 January 2005, the £131.4 million of Senior Notes held outside of the Group and all accrued interest on the Senior Notes is exchanged for an amount of New Notes with a fair value of £68.7 million and a cash Interest Payment of £9.7 million. The Interest Payment is calculated as £8.5 million plus a further amount of £1.2 million, which additional amount is equivalent to the amount of interest that would have accrued on the New Notes if they had been issued on 1 November 2004 and the Company had elected to pay 150 basis points of interest through issuing additional New Notes. Deferred issue costs at 1 January 2005 of £1.9 million are written off.

  The gain on the Senior Notes exchange is calculated as follows:

(£ million)
Senior Notes	131.4
Less: deferred issue costs	(1.9)

Senior Notes as reported at 1 January 2005	129.5
Add: Interest accrued on Senior Notes at 1 Jan 2005:
Accrual in Annual Report & Accounts 2004	2.2
Interest assumed not to have been paid 1 Nov 2004	6.7
Less: Fair value of financial instruments exchanged:
Cash payments ('Interest Payment')	(9.7)
New Notes	(68.7)

Exceptional profit on exchange of Senior Notes	60.0

  The New Notes fair value of £68.7 million in the exchange has been calculated as being £68.5 million plus rights to an additional amount of £0.2 million of New Notes to provide Noteholders with an amount equivalent to the rights they would have received under the payment-in-kind ("PIK") interest element on the New Notes, had those Notes been issued on 1 November 2004 and had the Company elected to pay 150 basis points of interest through issuing additional New Notes.

  The profit on exchange of £60.0 million is assumed to occur on 1 January 2005 and has been recognised as part of the 'Capital reorganisation exceptional item', within 'Finance costs'.

  The adjustment to interest cost is calculated as follows:

(£ million)
Cash interest charge for Senior Notes	13.3
Charge for deferred issue costs on Senior Notes	0.4

Interest cost relating to Senior Notes	13.7
Less: Cash interest element of New Notes	(7.2)
Less: PIK interest element of New Notes	(1.1)

Interest cost adjustment	5.4

  It is assumed the New Notes would have an effective interest rate of 11.5%, being calculated from a six month LIBOR of 5.5% plus a margin of 6.0%, of which 1.5% the Company has elected to pay through issuing additional New Notes as a PIK. This would equate to a cash interest element of 10.0% and a non-cash PIK of 1.5%. Alternatively, all the interest paid on the New Notes could have been made as a cash payment of £8.3 million with no PIK element.

(ii)
Share Capital Reorganisation—It is assumed that £5.2 million of Preference Share dividends originally accrued and charged between 1 January 2005 and 31 December 2005 are credited to the pro forma income statement.

  The exceptional gain on the share exchange and cancellation of the Preference Share dividend has been recorded as a movement in distributable reserves.

(iii)
Transaction costs—It is assumed that the total transaction costs incurred by the Company for fees including those of the Company's and Committee's advisers is £5 million. Of this, £4.5 million is written off through the pro forma income statement as part of the 'Capital reorganisation exceptional item' within 'Finance costs'. The remaining £0.5 million is attributed to the issue costs of the New Notes and is therefore capitalised and amortised over the five-year life of the New Notes. The charge in 2005 for the amortisation of these deferred costs is therefore £0.1 million and is included in 'Interest costs'.

Unaudited Pro Forma Consolidated Balance Sheet

As of 31 December 2005
(£ million)

Reported under IFRS

	Report & Accounts 2005	Reversal of prior interest payment Note (i)	Senior Notes exchange Note (ii)	Share capital reorganisation Note (iii)	Transaction costs Note (iv)	Pro Forma 2005
Assets
Non-current assets
Intangible assets	23.8	—	—	—	—	23.8
Property, plant and equipment	67.8	—	—	—	—	67.8
Investments	0.1	—	—	—	—	0.1
Deferred tax asset	5.5	—	—	—	—	5.5
Other non-current assets	2.1	—	—	—	—	2.1

	99.3	—	—	—	—	99.3
Current assets
Inventories	35.7	—	—	—	—	35.7
Trade and other receivables	32.2	—	—	—	—	32.2
Income tax receivable	1.1	—	—	—	—	1.1
Cash and short term deposits	5.9	—	—	—	—	5.9

	74.9	—	—	—	—	74.9

Total Assets	174.2	—	—	—	—	174.2

Equity and liabilities
£0.6487 Ordinary Share capital	0.9	—	—	(0.9)	—	—
£1 New Ordinary Share capital	—	—	—	10.0	—	10.0
Deferred Share capital	—	—	—	76.9	—	76.9
Own Shares held by ESOP	—	—	—	(0.7)	—	(0.7)
Hedging reserve	0.8	—	—	—	—	0.8
Merger reserve	(207.5)	—	—	—	—	(207.5)
Retained earnings	63.5	—	60.4	23.1	(4.5)	142.5
Translation reserve	2.5	—	—	—	—	2.5

Shareholders' funds—equity	(139.8)	—	60.4	108.4	(4.5)	24.5
Minority interests—equity	0.8	—	—	—	—	0.8

Share capital and reserves	(139.0)	—	60.4	108.4	(4.5)	25.3

Non-current liabilities
Senior loan notes due 2009	129.9	—	(129.9)	—	—	—
New Notes	—	—	71.8	—	(0.5)	71.3
Preference Shares	108.1	—	—	(108.0)	—	0.1
Other long term liabilities	2.1	—	—	—	—	2.1
Deferred tax liability	0.3	—	—	—	—	0.3
Retirement benefits	21.9	—	—	—	—	21.9
Provisions	2.0	—	—	—	—	2.0

	264.3	—	(58.1)	(108.0)	(0.5)	97.7
Current liabilities
Trade and other payables	34.1	6.7	(8.9)	—	—	31.9
Interest bearing loans and other borrowings	11.7	(6.7)	6.6	(0.4)	5.0	16.2
Current income tax liabilities	0.1	—	—	—	—	0.1
Provisions	3.0	—	—	—	—	3.0

	48.9	—	(2.3)	(0.4)	5.0	51.2

Total liabilities	313.2	—	(60.4)	(108.4)	4.5	148.9

Total Equity and Liabilities	174.2	—	—	—	—	174.2

Key assumptions:

•
Scheme effective and Reorganisation completed as of 31 December 2005.

•
1 November 2005 interest payment on the Senior Notes was not paid when due.

Notes:

(i)
Reversal of prior interest payment—It has been assumed that the prior interest payment of £6.7 million originally made on 1 November 2005 was not made and therefore short-term borrowings have been reduced by £6.7 million. As at 31 December 2005, to reflect the assumed non-payment of interest on 1 November 2005 for the Senior Notes, the interest payable accrual has been increased by £6.7 million, which is reported within 'Trade and other payables'.

(ii)
Senior Notes exchange—On 31 December 2005 the £131.4 million of Senior Notes, plus all interest accrued on the Senior Notes from 1 May 2005, is exchanged for an amount of New Notes with a fair value of £68.7 million and a cash Interest Payment of £9.7 million. The Interest Payment is calculated as £8.5 million plus a further amount of £1.2 million, which additional amount is equivalent to the amount of interest that would have accrued on the New Notes if they had been issued on 1 November 2005 and the Company had elected to pay 150 basis points through issuing additional New Notes. Deferred issue costs of £1.5 million are written off.

  The gain on the Senior Notes exchange is calculated as follows:

(£ million)
Senior Notes	131.4
Less: deferred issue costs	(1.5)

Senior Notes as reported at 31 December 2005	129.9
Add: Interest accrued at 31 December 2005:
Original interest accrued	2.2
Additional interest outstanding—per Note (i) above	6.7
Less: Fair value of financial instruments exchanged:
Cash payments (Interest Payment)	(9.7)
New Notes	(68.7)

Retained earnings movement	60.4

  The New Notes fair value of £68.7 million in the exchange has been calculated as being £68.5 million plus rights to an additional amount of £0.2 million of New Notes to provide Noteholders with an amount equivalent to the rights they would have received under the PIK interest element on the New Notes, had those Notes been issued on 1 November 2005 and had the Company elected to pay 150 basis points of interest through issuing additional New Notes.

  The profit on exchange of £60.4 million is assumed to occur on 31 December 2005.

  A further £3.1 million of New Notes are issued at par value for cash consideration of £3.1 million. The fair value of the total new Notes issued is therefore £71.8 million, and the net cash movement is an outflow of £6.6 million, being the cash payment of £9.7 million less the cash received for New Notes of £3.1 million. It is assumed the net cash outflow of £6.6 million is funded through the Group's short term borrowing facilities.

(iii)
Share capital reorganisation—It is assumed that all of the £0.001 share options over existing Preference Shares held by the ESOP are exercised. It is also assumed that the MIP Members purchase shares from the ESOP and that the ESOP receives £0.4 million of cash from the MIP Members.

  It is assumed after the ESOP transactions outlined above that there is £2.3 million par value of Preference Shares still held by the ESOP, which had previously been eliminated on consolidation. The ESOP originally purchased these Preference Shares at £0.7 million and this cost of investment is now shown as a separate line item in equity.

  The existing Ordinary Shares and Preference Shares are exchanged for New Ordinary Shares and Deferred Shares. On the exchange a total of £10 million par value of £1 New Ordinary Shares are issued along with £76.9 million of Deferred Shares. The accrued Preference Share dividend of £30.3 million at 31 December 2005 is cancelled.

  The movement in retained earnings is a gain of £23.1 million.

  The gain on the share reorganisation is calculated as follows:

(£ million)
Preference Share capital held outside ESOP	77.8
Accrued dividend	30.3

Preference Share liability as reported 31 December 2005	108.1
Ordinary Shares	0.9

Total recognised net book value of all shares/instruments prior to reorganisation	109.0
Less Share capital instruments in balance sheet after reorganisation:
£1 B Preference Share liability—not converted	(0.1)
£1 New Ordinary Share capital	(10.0)
£0.0001 Deferred Share capital	(76.9)
ESOP—investment in own shares	0.7

22.7
Cash received by ESOP from MIP Members	0.4

Movement through retained earnings	23.1

(iv)
Transaction costs—It is assumed that the total transaction costs incurred by the Company for fees including those of the Company's and Committee's advisers is £5 million. Of this, £4.5 million is written off through the pro forma income statement as part of the 'Capital reorganisation exceptional item' within 'Finance costs'. The remaining £0.5 million is attributed to the issue costs of the New Notes and is therefore capitalised and amortised over the five-year life of the New Notes. The costs of £5 million are assumed to be funded through the Group's short term borrowing facilities and issuing New Notes for £3.1 million.

Unaudited Pro Forma Consolidated Income Statement

For the nine months ended 30 September 2006
(£ million)

Reported under IFRS

	30 September 2006	Senior Notes Exchange Note (i)	Share Capital Reorganisation Note (ii)	Transaction Costs Note (iii)	Pro Forma 30 September 2006
Continuing operations
Revenue	185.4	—	—	—	185.4
Trading profit	14.6	—	—	—	14.6
Operating exceptional items	—	—	—	—	—

Operating profit	14.6	—	—	—	14.6
Loss on disposal of business	(2.9)	—	—	—	(2.9)

Profit before interest and tax	11.7	—	—	—	11.7
Finance costs:
Interest costs	(12.2)	4.2	—	(0.1)	(8.1)
Preference Share dividend	(4.1)	—	4.1	—	—
Capital reorganisation exceptional item		60.4		(4.5)	55.9

(Loss)/profit on operations before tax	(4.6)	64.6	4.1	(4.6)	59.5
Tax expense	(3.6)	—	—	—	(3.6)

(Loss)/profit on continuing activities	(8.2)	64.6	4.1	(4.6)	55.9
Loss from discontinued activities	—	—	—	—	—

(Loss)/profit for the year	(8.2)	64.6	4.1	(4.6)	55.9

Key assumptions:

•
Scheme effective and Reorganisation completed as of 1 January 2006.

•
1 November 2005 interest payment on the Senior Notes was not paid when due.

Notes:

(i)
Senior Notes Exchange—It has been assumed the interest payment on the Senior Notes made on 1 November 2005 was not paid when due. It is also assumed that at 1 January 2006 the £131.4 million of Senior Notes held outside the Group and all accrued interest on the Senior Notes, is exchanged for an amount of New Notes with a fair value of £68.7 million and a cash Interest Payment of £9.7 million. The Interest Payment is calculated as £8.5 million plus a further amount of £1.2 million, which additional amount is equivalent to the amount of interest that would have accrued on the New Notes if they had been issued on 1 November 2005 and the Company had elected to pay 150 basis points through issuing additional New Notes. Deferred issue costs at 1 January 2006 of £1.5 million are written off.

  The gain on the Senior Notes exchange is calculated as follows:

(£ million)
Senior Notes	131.4
Less: deferred issue costs	(1.5)

Senior Notes as reported at 1 January 2006	129.9
Add: Interest accrued on Senior Notes
Accrual in Annual Report and Accounts 2005	2.2
Interest assumed not to have been paid 1 November 2005	6.7
Less: Fair value of financial instruments exchanged:
Cash consideration (Interest Payment)	(9.7)
New Notes	(68.7)

Exceptional profit on exchange of Senior Notes	60.4

  The New Notes fair value of £68.7 million in the exchange has been calculated as being £68.5 million plus rights to an additional amount of £0.2 million of New Notes to provide Note Holders with an amount equivalent to the rights they would have received under the PIK interest element on the New Notes, had those Notes been issued on 1 November 2005 and had the Company elected to pay 150 basis points of interest through issuing additional New Notes.

  The profit on exchange of £60.4 million is assumed to occur on 1 January 2006 and has been recognised as part of the 'Capital reorganisation exceptional item', within 'Finance costs'.

  The adjustment to interest cost is calculated as follows:

(£ million)
Cash interest charge for Senior Notes	10.0
Charge for deferred issue costs on Senior Notes	0.4

Interest cost relating to Senior Notes	10.4
Less: Cash interest element of New Notes	(5.4)
Less: PIK interest element of New Notes	(0.8)

Interest cost adjustment	4.2

  It is assumed the New Notes would have an effective interest rate of 11.5%, being calculated from a six month LIBOR of 5.5% plus a margin of 6.0%, of which 1.5% the Company has elected to pay through issuing New Notes as a PIK. This would equate to a cash interest element of 10.0% and a non-cash PIK of 1.5%. Alternatively, all the interest paid on the New Notes could have been made as a cash payment of £6.2 million with no PIK element.

(ii)
Share Capital Reorganisation—It is assumed that £4.1 million of Preference Share dividends originally accrued and charged between 1 January 2006 and 30 September 2006, are credited to the pro forma income statement.

  The exceptional gain on the share exchange and the cancellation of the Preference Share dividend has been recorded as a movement in distributable reserves.

(iii)
Transaction costs—It is assumed that the total transaction costs incurred by the Company for fees including those of the Company's and Committee's advisers is £5 million. Of this, £4.5 million is written off through the pro forma income statement as part of the 'Capital reorganisation exceptional item' within 'Finance costs'. The remaining £0.5 million is attributed to the issue costs of the New Notes and is therefore capitalised and amortised over the five-year life of the New Notes. The charge in 2006 for the amortisation of these deferred costs is therefore £0.1 million and is included in 'Interest costs'.

Unaudited Pro Forma Consolidated Balance Sheet

As of 30 September 2006
(£ million)

Reported under IFRS

	30 September 2006	Reversal of prior interest payment Note (i)	Senior Notes exchange Note (ii)	Share capital reorganisation Note (iii)	Transaction costs Note (iv)	Pro Forma 30 September 2006
Assets
Non-current assets
Intangible assets	23.8	—	—	—	—	23.8
Property, plant and equipment	56.1	—	—	—	—	56.1
Investments	0.1	—	—	—	—	0.1
Deferred tax asset	5.7	—	—	—	—	5.7
Other non-current assets	2.3	—	—	—	—	2.3

	88.0	—	—	—	—	88.0
Current assets
Inventories	36.8	—	—	—	—	36.8
Trade and other receivables	40.4	—	—	—	—	40.4
Income tax receivable	—	—	—	—	—	—
Cash and short term deposits	2.5	—	—	—	—	2.5

	79.7	—	—	—	—	79.7

Total Assets	167.7	—	—	—	—	167.7

Equity and liabilities
£0.6487 Ordinary Share capital	0.9	—	—	(0.9)	—	—
£1 New Ordinary Share capital	—	—	—	10.0	—	10.0
Deferred Share capital	—	—	—	76.9	—	76.9
Own Shares held by ESOP	—	—	—	(0.7)	—	(0.7)
Hedging reserve	0.6	—	—	—	—	0.6
Merger reserve	(207.5)	—	—	—	—	(207.5)
Retained earnings	53.3	—	62.2	27.2	(4.5)	138.2
Translation reserve	(0.6)	—	—	—	—	(0.6)

Shareholders' funds—equity	(153.3)	—	62.2	112.5	(4.5)	16.9
Minority interests—equity	0.8	—	—	—	—	0.8

Share capital and reserves	(152.5)	—	62.2	112.5	(4.5)	17.7

Non-current liabilities
Senior loan notes due 2009	130.3	—	(130.3)	—	—	—
New Notes	—	—	72.0	—	(0.5)	71.5
Preference Shares	112.2	—	—	(112.1)	—	0.1
Accruals and deferred income	2.3	—	—	—	—	2.3
Deferred tax liability	0.3	—	—	—	—	0.3
Retirement benefits	22.2	—	—	—	—	22.2
Provisions	3.5	—	—	—	—	3.5

	270.8	—	(58.3)	(112.1)	(0.5)	99.9
Current liabilities
Trade and other payables	44.0	6.7	(12.2)	—	—	38.5
Interest bearing loans and other borrowings	4.8	(6.7)	8.3	(0.4)	5.0	11.0
Income taxes payable	0.1	—	—	—	—	0.1
Provisions	0.5	—	—	—	—	0.5

	49.4	—	(3.9)	(0.4)	5.0	50.1

Total liabilities	320.2	—	(62.2)	(112.5)	4.5	150.0

Total Equity and Liabilities	167.7	—	—	—	—	167.7

Key assumptions:

•
Scheme effective and Reorganisation completed as of 30 September 2006.

•
1 May 2006 interest payment on the Senior Notes was not paid when due.

Notes:

(i)
Reversal of prior interest payment—It has been assumed that the prior interest payment of £6.7 million originally made on 1 May 2006 was not made and therefore short-term borrowings have been reduced by £6.7 million. As at 30 September 2006, to reflect the assumed non-payment of interest on 1 May 2006 for the Senior Notes, the interest payable accrual has been increased by £6.7 million, which is reported within 'Trade and other payables'.

(ii)
Senior Notes exchange—On 30 September 2006 the £131.4 million of Senior Notes, plus all interest accrued on the Senior Notes from 1 November 2005, is exchanged for an amount of New Notes with a fair value of £68.7 million and a cash Interest Payment of £11.4 million. The Interest Payment is calculated as £8.5 million plus a further amount of £2.9 million, which additional amount is equivalent to the amount of interest that would have accrued on the New Notes if they had been issued on 1 May 2006 and the Company had elected to pay 150 basis points through issuing additional New Notes. Deferred issue costs of £1.1 million are written off.

  The gain on the Senior Notes exchange is calculated as follows:

(£ million)
Senior Notes	131.4
Less: deferred issue costs	(1.1)

Senior Notes as reported at 30 September 2006	130.3
Add interest accrued at 30 September 2006:
Original interest accrued	5.5
Interest assumed not to have been paid 1 May 2006	6.7
Less fair value of financial instruments exchanged:
Cash payment (Interest Payment)	(11.4)
New Notes	(68.9)

Retained earnings movement	62.2

  The New Notes fair value of £68.9 million in the exchange has been calculated as being £68.5 million plus rights to an additional amount of £0.4 million of New Notes to provide Noteholders with an amount equivalent to the rights they would have received under the PIK interest element on the New Notes, had those Notes been issued on 1 May 2006 and the Company had elected to pay 150 basis points through issuing additional New Notes.

  The profit on exchange of £62.2 million is assumed to occur on 30 September 2006.

  A further £3.1 million of New Notes are issued at par value for cash consideration of £3.1 million. The fair value of the total New Notes issued is therefore £72.0 million and the net cash movement is an outflow of £8.3 million, being the cash payment of £11.4 million less the cash received for New Notes of £3.1 million. It is assumed the net cash outflow of £8.3 million is funded through the Group's short term borrowing facilities.

(iii)
Share capital reorganisation—It is assumed that all of the £0.001 share options over existing Preference Shares held by the ESOP are exercised. It is also assumed that the MIP Members purchase shares from the ESOP and that the ESOP receives £0.4 million of cash from the MIP Members.

  It is assumed after the ESOP transactions outlined above that there is £2.3 million par value of Preference Shares still held by the ESOP, which had previously been eliminated on consolidation. The ESOP originally purchased these Preference Shares at £0.7 million and this cost of investment is now shown as a separate line item in equity.

  The existing Ordinary Shares and Preference Shares are exchanged for New Ordinary Shares and Deferred Shares. On the exchange, a total of £10 million par value of £1 New Ordinary Shares are issued along with £76.9 million of Deferred Shares. The accrued Preference Share dividend of £34.4 million at 30 September 2006 is cancelled.

  The retained earnings movement is a gain of £27.2 million.

  The gain on the share reorganisation is calculated as follows:

(£ million)
Preference Shares held outside ESOP	77.8
Accrued dividend	34.4

Preference Share liability as reported 30 September 2005	112.2
Ordinary Shares	0.9

Total recognised net book value of all shares / instruments prior to reorganisation	113.1
Less Share capital instruments in balance sheet after reorganisation:
£1 B Preference Share liability—not converted	(0.1)
£1 New Ordinary Share capital	(10.0)
£0.0001 Deferred Share capital	(76.9)
ESOP—investment in own shares	0.7

26.8
Cash received by ESOP from MIP Members	0.4

Movement through retained earnings	27.2

(iv)
Transaction costs—It is assumed that the total transaction costs incurred by the Company for fees including those of the Company's and Committee's advisers is £5 million. Of this, £4.5 million is written off through the pro forma income statement as part of the 'Capital reorganisation exceptional item' within 'Finance costs'. The remaining £0.5 million is attributed to the issue costs of the New Notes and is therefore capitalised and amortised over the five-year life of the New Notes. The costs of £5 million are assumed to be funded through the Group's short term borrowing facilities and issuing New Notes for £3.1 million.

Unaudited Pro Forma Condensed Company Balance Sheet

As of 31 December 2005
(£ million)

Prepared under UK GAAP

	Report & Accounts 2005	Reversal of prior interest payment Note (i)	Dividends received Note(ii)	Senior Notes exchange Note (iii)	Share capital reorganisation Note (iv)	Transaction costs Note (v)	Pro Forma 2005
Fixed assets
Investments	234.6	—	—	—	—	—	234.6
Current assets
Debtors	7.1	—	—	—	—		7.1
Cash at bank and in hand	0.6	8.1	8.5	(8.5)	0.4	(5.0)	4.1

	7.7	8.1	8.5	(8.5)	0.4	(5.0)	11.2
Creditors: amounts falling due within one year	(8.1)	(8.1)	—	10.8	—	—	(5.4)

Net current liabilities	(0.4)	—	8.5	2.3	0.4	(5.0)	5.8
Total assets less current liabilities	234.2	—	8.5	2.3	0.4	(5.0)	240.4
Creditors: amounts falling due in more than one year
Senior Notes due 2009	(158.5)	—	—	158.5	—	—	—
New Notes	—	—	—	(71.8)		0.5	(71.3)
Preference Shares	(108.1)	—	—	—	108.0	—	(0.1)
Inter-company creditor	—	—	—	(28.6)	—	—	(28.6)
Pension commitments	(11.2)	—	—	—	—	—	(11.2)

	(43.6)	—	8.5	60.4	108.4	(4.5)	129.2

Capital and reserves
£0.6487 Ordinary Share capital	0.9	—	—	—	(0.9)	—	—
£1 New Ordinary Share capital	—	—	—	—	10.0	—	10.0
Deferred Share capital	—	—	—	—	76.9	—	76.9
Own Shares held by ESOP	—	—	—	—	(0.7)	—	(0.7)
Profit and loss account	(44.5)	—	8.5	60.4	23.1	(4.5)	43.0

	(43.6)	—	8.5	60.4	108.4	(4.5)	129.2

Key assumptions:

•
Scheme effective and Reorganisation complete as of 31 December 2005.

•
1 November 2004 interest payment on the Senior Note was not paid when due.

Notes:

(i)
Reversal of prior interest payment—It has been assumed that the prior interest payment of £8.1 million originally made on 1 November 2005 and comprising being £6.7 million of interest paid to third party Noteholders and £1.4 million paid to Luxfer Group Limited, was not paid when due. As a result, cash at bank and in hand has been increased by £8.1 million and interest accruals within "Creditors: amounts falling due within one year" increased by £8.1 million.

(ii)
Dividends received—On 31 December 2005 it is assumed that the Company received a dividend of £8.5 million to enable it to fund the Senior Notes exchange (see (iii) below).

(iii)
Senior Notes exchange—Of the £160.0 million of Senior Notes, £131.4 million are held by third parties, and £28.6 million are held by the Company's subsidiary Luxfer Group Limited. On 31 December 2005 the £131.4 million of Senior Notes held outside the Group and all accrued interest on the Senior Notes from 1 May 2004 owed to the same parties, is exchanged for an amount of New Notes with a fair value of £68.7 million and a cash Interest Payment of £9.7 million. The Interest Payment is calculated as £8.5 million plus a further amount of £1.2 million, which additional amount is equivalent to the amount of interest that would have accrued on the New Notes if they had been issued on 1 November 2005 and the Company had elected to pay 150 basis points through issuing additional New Notes. Deferred issue costs of £1.5 million are written off.

  The Senior Notes held by Luxfer Group Limited are cancelled and replaced with an inter-company loan of £28.6 million with the Company. The interest of £1.9 million outstanding on the Senior Notes held by Luxfer Group Limited is paid.

  The gain on the Senior Notes exchange is calculated as follows:

(£ million)
Senior Notes	160.0
Less: deferred issue costs	(1.5)

Senior Notes as reported at 31 December 2005	158.5
Add: Interest accrued at 31 December 2005:
Original interest accrued	2.7
Additional interest outstanding—per Note (i) above	8.1
Less: Fair value of financial instruments exchanged:
Cash paid to Noteholders external to the Group (Interest Payment)	(9.7)
New Notes	(68.7)
Interest paid to Luxfer Group Limited	(1.9)
Inter-company loan to Luxfer Group Limited	(28.6)

Retained earnings movement	60.4

  The New Notes fair value of £68.7 million in the exchange has been calculated as being £68.5 million plus rights to an additional amount of £0.2 million of New Notes to provide Noteholders with an amount equivalent to the rights they would have received under the PIK interest element on the New Notes, had those Notes been issued on 1 November 2005 and the Company had elected to pay 150 basis points through issuing additional New Notes.

  The profit on exchange of £60.4 million is assumed to occur on 31 December 2005.

  A further £3.1 million of New Notes are issued at par value for cash consideration of £3.1 million. The fair value of the total New Notes issued is therefore £71.8 million and the net cash movement is an outflow of £8.5 million, being the cash payment of £11.6 million less the cash received for New Notes of £3.1 million. It is assumed the net cash outflow of £8.5 million is funded through the dividends received from Luxfer Group 2000 Limited (see (ii) above), which is assumed to draw down on the Group's senior short term borrowing facility.

(iv)
Share capital reorganisation—It is assumed that all of the £0.001 share options over existing Preference Shares held by the ESOP are exercised. It is also assumed that the MIP Members purchase shares from the ESOP and that the ESOP receives £0.4 million of cash from the MIP Members.

  It is assumed after the ESOP transactions outlined above that there is £2.3 million par value of Preference Shares still held by the ESOP, which had previously been eliminated on consolidation. The ESOP originally purchased these Preference Shares at £0.7 million and this cost of investment is now shown as a separate line item in equity.

  The existing Ordinary Shares and Preference Shares are exchanged for New Ordinary Shares and Deferred Shares. On the exchange a total of £10 million par value of £1 New Ordinary Shares are issued along with £76.9 million of Deferred Shares. The accrued Preference Share dividend of £30.3 million at 31 December 2005 is cancelled.

  The retained earnings movement is a gain of £23.1 million.

  The gain on the share reorganisation is calculated as follows:

(£ million)
Preference Shares held outside ESOP	77.8
Accrued dividend	30.3

Preference Share liability as reported 31 December 2005	108.1
Ordinary Shares	0.9

Total recognised net book value of all shares / instruments prior to reorganisation	109.0
Less Share capital instruments in balance sheet after reorganisation:
£1 B Preference Share liability—not converted	(0.1)
£1 New Ordinary Shares	(10.0)
£0.0001 Deferred Shares	(76.9)
ESOP—investment in own shares	0.7

22.7
Cash received by ESOP from MIP members	0.4

Movement through profit and loss reserves	23.1

(v)
Transaction costs—It is assumed that the total transaction costs incurred by the Company for fees including those of the Company's and Committee's advisers is £5 million. Of this, £4.5 million is written off through the pro forma income statement as part of the 'Capital reorganisation exceptional item' within 'Finance costs'. The remaining £0.5 million is attributed to the issue costs of the New Notes and is therefore capitalised and amortised over the five-year life of the New Notes. The costs of £5 million are assumed to be funded through the receipt of the dividends from Luxfer Group 2000 Limited and the issue of New Notes for £3.1 million.

PART FIVE
SECTION I
IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
IN THE MATTER OF LUXFER HOLDINGS PLC
—and—
IN THE MATTER OF THE COMPANIES ACT 1985
SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)
—between—
LUXFER HOLDINGS PLC
(Incorporated and registered in England and Wales with number 3690830)
 —and—
SCHEME CREDITORS

1.     Interpretation

  In this Noteholder Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

"Agreed Share Entitlement"	means a Share Entitlement which has been agreed by the Company in accordance with clauses 4.19 and 4.21 of this Noteholder Scheme;
"B Preference Shares"	means the redeemable cumulative B preference shares of £1 each in the share capital of the Company;
"Bare Trustee"
means a special purpose vehicle to be set up by the Company to act as bare trustee on behalf of the Scheme Creditors other than Luxfer Group Limited and, where appropriate, the ESOP, in connection with the Schemes, pursuant to the Schemes and the Bare Trustee Appointment Agreement;
"Bare Trustee Appointment Agreement"	means the Bare Trustee Appointment Agreement to be entered into between the Company and the Bare Trustee;
"Board" or "Directors"	means the directors of the Company, from time to time, the names of the current directors being set out in section E of Part Six of this document;
"Business Day"	means a day (excluding Saturday or Sunday or public holidays) on which banks in England and Wales generally are open for the transaction of normal banking business;

"Cash Proceeds"
means a sum of £8.5 million in cash (comprising part of the Interest Payment) to be paid by the Bare Trustee (acting on behalf of the Scheme Creditors, other than Luxfer Group Limited) to the Non-Management Shareholders, as consideration for the sale of 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares by the Non-Management Shareholders to the Bare Trustee (acting on behalf of the Scheme Creditors, other than Luxfer Group Limited) and to pay stamp duty costs related thereto;
"Clearstream"	means Clearstream Banking, société anonyme;
"Close Brothers"	means Close Brothers Corporate Finance Limited;
"Committee"
means the informal ad hoc committee of Noteholders from time to time, currently comprising Avenue Europe International Ltd., Avenue Europe Investments L.P., Cypress Management Advisors, LLC, ORN European Debt Fund, L.P., and Standard Life Investments;
"Committee's Advisers"	means Houlihan Lokey Howard & Zukin and Bingham McCutchen LLP;
"Common Depositary"	means The Bank of New York as common depositary for Euroclear and Clearstream with respect to the depositary interests issued with respect to the Senior Notes;
"Companies Act"	means the Companies Act 1985, as amended;
"Company"	means Luxfer Holdings PLC, a public limited company incorporated in England and Wales with registered number 3690830;
"Company's Advisers"	means Close Brothers and Cleary Gottlieb Steen & Hamilton LLP;
"Consenting Noteholders"	means certain holders of the Senior Notes as defined in the Reorganisation Agreement;
"Court"	means the High Court of Justice in England and Wales;
"Creditor"	means a creditor of the Company, whether actual or contingent;
"Custodian"	means The Bank of New York, London Branch, as custodian with respect to the Senior Notes in global form;
"Deed of Release"
means the deed of release in favour of the Company, the Company's Advisers, the Consenting Noteholders, the Committee and the Committee's Advisers to be executed by the Depositary for itself and on behalf of all the Scheme Creditors, and The Bank of New York, London Branch, in its capacity as the Custodian, Common Depositary and Trustee, pursuant to the Noteholder Scheme;
"Deferred Shareholders"	means the registered holders of one or more Deferred Shares;

"Deferred Shares"	means the 20,000 deferred shares of £0.0001 each in the share capital of the Company, and such further deferred shares to be issued pursuant to the Reorganisation;
"Depositary"	means The Bank of New York Trust Company (Cayman) Limited, as Book-Entry Depositary (as defined in the Indenture);
"Deposit Agreement"	means the Book-Entry Deposit Agreement dated as of 9 April 1999 between the Company, the Depositary, the Custodian and the Holder and Beneficial Owners referred to therein;
"Disputed Share Entitlement"	means a Scheme Claim for a Share Entitlement which has been rejected by the Company in accordance with clause 4.26;
"Distribution Notice"	means a distribution notice in the form attached as Appendix XX to the scheme document;
"Effective Date"
means, with respect to each of the Schemes, the date on which the office copy of the order of the Court sanctioning the Scheme pursuant to section 425 of the Companies Act is delivered to the Registrar of Companies in England and Wales for registration, which is expected to be on or about 6 February 2007;
"Effective Time"	means the time when both the Schemes have come into effect (the Effective Date having occurred in respect of each of them);
"ESOP"	means the employee benefit trust known as The Luxfer Group Employee Share Ownership Plan 1997 established by the Company, with Halifax EES Trustees International Limited as trustees;
"Euroclear"	means Euroclear Bank S.A. / N.V., as operator of the Euroclear system;
"Explanatory Statement"	means the statement set out at Parts One and Two of the scheme document in accordance with section 426(2) of the Companies Act;
"Form of Noteholders' Proxy"	means the form of proxy for use by Scheme Creditors in connection with the Scheme Creditors' Meeting, attached as Appendix XII to the scheme document;
"Form of Shareholders' Proxy"
means the form of proxy for use by Scheme Shareholders in connection with the meetings of such shareholders for the purpose of the Shareholder Scheme, attached in Appendices XIII, XIV, XV and XVI to the scheme document;
"Forms of Proxy"	means, as applicable, the Form of Noteholders' Proxy and the Form of Shareholders' Proxy;
"Group"	means the Company and its Subsidiaries from time to time;
"Indenture"	means the indenture under which the Senior Notes were issued, dated as of 9 April 1999, between the Company and the Trustee;

"Inter-company Loan Agreement"	means an agreement to be entered into between Luxfer Group Limited (as lender) and the Company (as borrower);
"Interest Payment"
means a sum of cash in full and final settlement of the outstanding interest due under the Senior Notes from 2 May 2006 to the Effective Date and cancellation of all rights and claims in respect thereof; such aggregate cash sum calculated as £8.5 million, plus a further aggregate sum of £18,379.7192 per day for each day from 1 November 2006 to the Effective Date (inclusive);
"Luxfer Group Limited"	means Luxfer Group Limited, a private company registered in England and Wales with registration number 3944037;
"Management Shareholders"
means the following Shareholders holding Ordinary Shares and/or Preference Shares: (i) Brian Purves; (ii) Stephen Williams; (iii) B G Purves Retirement Trust; (iv) Christopher Dagger; (v) Linda Seddon; (vi) Andrew Butcher; (vii) Dick Hirons; (viii) Duncan Banks; (ix) James Gardella; (x) John Dibble; (xi) John Rhodes; (xii) Neil Kershaw; (xiii) Robert Bailey; and (xiv) Halifax EES Trustees International Limited, Trustees of the ESOP;
"MIP Members"
means all Management Shareholders and (i) Peter Haslehurst; (ii) Edward Haughey; (iii) Andrew Beaden, (iv) David Rix; (v) Michael Edwards; (vi) Bruno Arfaoui; (vii) Simon Tarmey; (viii) Graham Wardlow; (ix) Christopher Barnes; (x) Peter Moles; and, after the Effective Date, certain other senior managers of members of the Group from time to time;
"New Indenture"	means the indenture under which the New Notes will be issued, to be dated as of the Effective Date, between the Company and the Trustee;
"New Notes"
means notes of the Company due in 2012 to be issued pursuant to the Noteholder Scheme under the terms and conditions of the New Indenture, in minimum denominations of £1.00 each and integral multiples of £1.00 in excess thereof, the terms of which are more fully described in Part Three of the scheme document;
"New Ordinary Shares"	means ordinary shares of £1 each in the share capital of the Company resulting from the conversion of certain Ordinary Shares and Preference Shares of the Company pursuant to the Schemes;
"Non-Management Shareholders"	means Ordinary Shareholders and Preference Shareholders, other than MIP Members;
"Noteholder"
means the person with the ultimate beneficial interest in any Senior Notes (including in the form of a book-entry interest in a depositary interest in such Senior Notes), as well as (without limitation), all and any rights and authorities given to them by the Depositary pursuant to an undertaking in this regard and/or pursuant to the Indenture;

"Noteholder Scheme"
means this scheme of arrangement between the Company and the Scheme Creditors under section 425 of the Companies Act, with any modification, addition or condition that the Court may think fit to approve or impose;
"Ordinary Shareholder"	means a registered holder of one or more Ordinary Shares;
"Ordinary Shares"	means the ordinary shares of £0.6487 each in the share capital of the Company;
"Post-Reorganisation Board"
means, as of the Effective Date, Brian Purves (as the Chief Executive Officer) and Stephen Williams (as the Finance Director) as Executive Directors, and Peter Haslehurst as Chairman, and two non-executive directors initially to be appointed by the Board in consultation with representatives of holders of New Ordinary Shares (other than MIP Members);
"Preference Shareholder"	means a registered holder of one or more Preference Shares;
"Preference Shares"	means the redeemable cumulative preference shares of £0.6487 each in the share capital of the Company;
"Principal Amount"	means the amount which is equivalent to the sum of £68.525 million plus a further amount equivalent to £2,816.0959 per day for each day from 1 November 2006 to the Effective Date (inclusive);
"Record Date"	means 6.30 p.m. London time on the Business Day immediately preceding the Effective Date;
"Reorganisation"	means the reorganisation of the Company as described in Part Two of the scheme document;
"Reorganisation Agreement"	means the reorganisation agreement dated 13 October 2006 in relation to the Reorganisation between the Company and the Consenting Noteholders;
"Scheme Claim"
means any claim against the Company in respect of any liability of the Company arising directly or indirectly in relation to the Senior Notes including any liability of the Company in respect of loss or damage suffered or incurred by any person as a result of investing in the Senior Notes, or pursuant to or under the terms of the Indenture, excluding, however, any claims against the Company by the Trustee pursuant to section 7.7 of the Indenture and any claims against the Company by the Depositary pursuant to section 3.06 of the Deposit Agreement;
"Scheme Creditor"	means a Creditor in respect of a Scheme Claim;
"Scheme Creditors' Meeting"
means a meeting of Scheme Creditors (other than Luxfer Group Limited) to approve the Noteholder Scheme convened by order of the Court for 9:30 a.m on 23 January 2007, notice of which is set out in Appendix VII to the scheme document, and any adjournment of that meeting;

"Scheme Creditors' Resolution"
means a resolution of a majority in number of Scheme Creditors (other than Luxfer Group Limited) representing three-fourths in value of the Senior Notes, present and voting either in person or by proxy, at the Scheme Creditors' Meeting to approve the Noteholder Scheme;
"Schemes"	means the Noteholder Scheme and the Shareholder Scheme;
"Scheme Shareholders"	means a registered holder of one or more Ordinary Shares and/or Preference Shares at the Voting Date;
"Senior Notes"	means the 10.125% Senior Notes due in 2009 issued under the Indenture, with ISIN numbers XS0102103990, XS0104021158 and XS0096433973;
"Shareholder"	means a registered holder of one or more Shares;
"Share Entitlement"	means the New Ordinary Shares and Deferred Shares that each Scheme Creditor (other than Luxfer Group Limited) is entitled to receive in accordance with clauses 4.18 to 4.25 of this Noteholder Scheme;
"Shareholder Scheme"
means a scheme of arrangement between the Company and certain Shareholders pursuant to section 425 of the Companies Act in the form set out in Part Five of the scheme document, with any modification, addition or condition that the Court may think fit to approve or impose;
"Shares"	means Deferred Shares, B Preference Shares, Ordinary Shares and Preference Shares;
"Termination Date"	means the second anniversary of the Effective Date of the Noteholder Scheme;
"Trustee"	means The Bank of New York, London Branch, as trustee with respect to, as applicable, the Senior Notes and New Notes;
"Voting Date"	means 5.00 p.m. London time on the date which is three Business Days prior to the Scheme Creditors' Meeting;
"2001 Scheme"	means the Luxfer Holdings Unapproved Executive Share Option Scheme 2001 established by a trust deed dated 13 June 2001 (as amended from time to time).

2.     Recitals

2.1
The Company is a public limited company incorporated on 31 December 1998. The authorised share capital of the Company as at the date of this Noteholder Scheme is £87,038,126.80, divided up as follows:

(i)
1,410,778 Ordinary Shares of which 1,340,240 are in issue;

(ii)
132,683,760 Preference Shares of which all are in issue;

(iii)
50,000 partly paid (25%) B Preference Shares of which all are in issue; and

(iv)
10,000,000 Deferred Shares of which 20,000 are in issue.

2.2
The Company is proposing a financial and capital reorganisation by way of the Schemes, including this Noteholder Scheme.

2.3
The Company has agreed to appear by counsel on the hearing of the petition to sanction this Noteholder Scheme, to consent thereto and to undertake to be bound thereby, and to execute or procure to be executed all such documents, and to do or procure to be done all such acts and things, as may be necessary or desirable to be executed or done by it, for the purpose of giving effect to this Noteholder Scheme

3.     Effective Date

3.1
The effectiveness of this Noteholder Scheme is conditional upon the Shareholder Scheme being sanctioned by the Court. Subject as aforesaid, this Noteholder Scheme will come into effect on the Effective Date.

3.2
The Company shall forthwith and no later than the Business Day immediately following the Effective Date, deliver the office copy of the order of the Court sanctioning the Shareholder Scheme pursuant to section 425 of the Companies Act to the Registrar of Companies in England and Wales for registration.

4.     The Scheme

  Cancellation of Scheme Claims and Release of Liability

4.1
Immediately upon the Effective Time, all Scheme Claims will be released and cancelled in full with effect from the Effective Time.

4.2
The Company will be completely and absolutely released from any and all obligations to the Scheme Creditors in respect of any and all Scheme Claims with effect from the Effective Time. The Noteholder Scheme will also completely and absolutely release the Trustee and Depositary from all liability in respect of the Senior Notes, the Indenture, and the Deposit Agreement, and will bind all Scheme Creditors and any person who acquires Notes after the Record Date.

4.3
Each of the Scheme Creditors hereby unconditionally authorises and directs the Depositary, on the Effective Date, to enter into, execute and deliver as a deed for itself and on behalf of each Scheme Creditor and any person to whom a Scheme Creditor has transferred Senior Notes after the Record Date, the Deed of Release, whereby any and all obligations and claims against the Company, the Company's Advisers, the Trustee, the Depositary, the Consenting Noteholders, the Committee and the Committee's Advisers, and each of their respective principals, agents, officers, employees and shareholders, in relation to or arising out of or in connection with any and all Scheme Claims and the Indenture, shall be released and cancelled fully and absolutely on and from the Effective Time pursuant to the terms thereof. The Scheme Creditors also hereby unconditionally authorise and direct The Bank of New York in its capacity as Custodian, Common Depositary and Trustee to enter into, execute and deliver, the Deed of Release.

4.4
If so requested by the Company, and at the cost of the Company, a Scheme Creditor will execute and deliver the Deed of Release but amended mutatis mutandis to reflect the fact that such Scheme Creditor will execute it on its own behalf.

4.5
Each of the Scheme Creditors hereby authorises and directs the Trustee, Common Depositary and the Custodian to enter into such further deeds, agreements or instruments or carry out such further acts, including, without limitation, the cancellation of the aggregate principal amount of the Senior Notes and accrued interest thereon, the rescission of any acceleration of the Senior Notes and the discharge of the Indenture as may be necessary or appropriate to carry out and give effect to the implementation of the Schemes.

4.6
Each of the Scheme Creditors hereby authorises and directs the Depositary to enter into such further deeds, agreements or instruments or carry out such further acts, including, without limitation, instructing Euroclear and Clearstream to cancel all book-entry interests in the depositary interests in the Senior Notes, cancelling the depositary interests with respect to the Senior Notes, delivering the Senior Notes to the Trustee for cancellation, terminating the Deposit Agreement, as may be necessary or appropriate to carry out and give effect to the implementation of the Schemes.

  Issue of New Notes

4.7
In consideration for the release and cancellation of the Senior Notes and all Scheme Claims, the Company shall issue and the Trustee shall deliver to the Scheme Creditors, other than Luxfer Group Limited, New Notes of an aggregate amount equal to the Principal Amount, in accordance with the New Indenture. Each Scheme Creditor, other than Luxfer Group Limited, will receive New Notes issued by the Company in exchange for each £1,000 of principal face amount of the Senior Notes beneficially owned by it as at the Record Date in the following amounts:

By reference to each £1,000 of principal face amount of the Senior Notes beneficially owned by the Scheme Creditor as at the Record Date	Aggregate principal face amount of New Notes equivalent to the sum of £521.49 plus a further amount equivalent to 2.143 pence per day for each day from 1 November 2006 to the Effective Date (inclusive)

  The New Notes will be distributed to each Scheme Creditor through Euroclear and Clearstream at the Effective Time. New Notes will be issued in minimum denominations of £1.00 and integral multiples of £1.00 in excess thereof. The New Notes will be distributed and may be traded in minimum amounts of £50,000 and integral multiples of £1.00 in excess thereof. Where the aggregate principal face amount of New Notes that a Scheme Creditor is entitled to receive includes a fraction, such fraction will be rounded down to the nearest £1.00.

  Payment of the Interest Payment by the Company to the Scheme Creditors (other than Luxfer Group Limited)

4.8
At the Effective Time, the Company shall pay to Scheme Creditors other than Luxfer Group Limited, the Interest Payment, in the following manner:

(i)
a sum equivalent to £18,379.7192 per day for each day from 1 November 2006 to the Effective Date (inclusive) to be distributed through Euroclear and Clearstream to each Scheme Creditor to the extent of its respective entitlement determined by reference to the proportionate principal face amount of Senior Notes beneficially owned by it on the Record Date; and

(ii)
an aggregate sum of £8.5 million to be paid to the Bare Trustee (acting on behalf of the Scheme Creditors other than Luxfer Group Limited) to be utilised by the Bare Trustee as the Cash Proceeds to purchase on behalf of such Scheme Creditors (pursuant to the Shareholder Scheme) 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares from Non-Management Shareholders (as of the Record Date) and to bear the relevant stamp duty costs in respect of such purchases.

  Authorisation of Bare Trustee

4.9
The Scheme Creditors (other than Luxfer Group Limited) authorise the Bare Trustee to act on their behalf as their representative and nominee in relation to receipt of the Interest Payment and to utilise £8.5 million of such Interest Payments to purchase 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares from the Non-Management Shareholders (as of the Record Date) and pay associated stamp duty costs, pursuant to the Shareholder Scheme.

  Purchase of Shares under the Shareholder Scheme

4.10
The Company will procure that the Bare Trustee will (i) on behalf of Scheme Creditors, other than Luxfer Group Limited, purchase (pursuant to the Shareholder Scheme) 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares held by the Non-Management Shareholders as of the Record Date, for the payment of £8.45 million out of the Cash Proceeds; and (ii) pay all related stamp duty costs arising on such purchase from out of the balance Cash Proceeds.

  Transfer by Bare Trustee

4.11
The Company will procure that the Bare Trustee will, after the Effective Time or as soon as practicable thereafter, transfer to the Scheme Creditors (other than Luxfer Group Limited) with Agreed Share Entitlements, up to 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares purchased pursuant to the Shareholder Scheme from the Non-Management Shareholders (as of the Record Date), such that each Scheme Creditor (other than Luxfer Group Limited) with an Agreed Share Entitlement will receive 66.2085 New Ordinary Shares and 4,960,585.976 Deferred Shares for each £1,000 principal face amount of Senior Notes beneficially owned by it on the Record Date. Fractional entitlements of Scheme Creditors to the New Ordinary Shares and/or Deferred Shares shall be aggregated and allocated by the Company in good faith.

4.12
Pursuant to the Bare Trustee Appointment Agreement, the Bare Trustee will irrevocably appoint Linda Frances Seddon, Company Secretary of the Company, to effect and execute the transfers described in clause 4.11, as its attorney in its name and to act on its behalf to execute any documents in this respect, and the Bare Trustee will agree that such power of attorney will be given by way of security and will be irrevocable and in accordance with section 4 of the Powers of Attorney Act 1971.

4.13
The Company shall pay the fees and expenses that the Bare Trustee incurs in performing its duties under the terms of this Noteholder Scheme and shall indemnify the Bare Trustee in this regard.

  Authorisation

4.14
Each of the Scheme Creditors (other than Luxfer Group Limited) hereby authorises and directs the Bare Trustee to enter into such further deeds, agreements or instruments or to carry out such further acts as may be necessary or appropriate to carry out and give effect to the implementation of the Schemes.

  Cancellation of Luxfer Group Limited Notes

4.15
Luxfer Group Limited will receive in cash interest due in full for the period 2 May 2006 to the Effective Date on the Senior Notes held by it. With effect from the Effective Time, all and any Scheme Claims of Luxfer Group Limited shall be released and cancelled in consideration of a new inter-company loan between Luxfer Group Limited (as lender) and the Company (as borrower) of an amount equivalent to £28,597,000, being the principal face amount of Senior Notes beneficially owned by Luxfer Group Limited as of the Record Date, at a fixed rate of interest at 9.50% per annum (payable six monthly in arrears) and repayable after a period of six years from the Effective Date, in accordance with the Inter-company Loan Agreement.

  Board of Directors

4.16
The Board will, in consultation with representatives of the holders of New Ordinary Shares (other than MIP Members), initially appoint two new non-executive directors to the Post-Reorganisation Board as soon as reasonably practicable after the Effective Date, and existing directors other than the Post-Reorganisation Board members will resign.

  Multiple Demands for Scheme Entitlements

4.17
Where there is more than one demand in respect of a Senior Note, the Company will be entitled not to deliver New Ordinary Shares, Deferred Shares, and New Notes or make any Interest Payment under the Noteholder Scheme in consideration for the relevant Senior Note unless and until it has been determined to its reasonable satisfaction which claimant is appropriately entitled to the relevant New Ordinary Shares, Deferred Shares, New Notes and Interest Payment under the Noteholder Scheme and in what proportions.

  Determination of Share Entitlements

4.18
All Share Entitlements will be determined by reference to the principal face amount of Senior Notes beneficially owned by a Scheme Creditor as at the Record Date and will be calculated in accordance with clause 4.11.

4.19
Share Entitlements will be determined and agreed by the Company on the basis of and subject to its review of a duly completed Form of Noteholders' Proxy or Distribution Notice submitted to the Company by a Scheme Creditor.

4.20
The Company will promptly record in its register of members the Share Entitlement of each Scheme Creditor with an Agreed Scheme Entitlement in accordance with the details set out in such Noteholders' Form of Proxy or Distribution Notice, or as may otherwise be determined by the Company to be appropriate in the circumstances, and will promptly send a letter to the relevant Scheme Creditor confirming such recording.

4.21
A Scheme Creditor who has submitted a Noteholders' Proxy Form or a Distribution Notice will provide information reasonably required by the Company to enable the Company, in its sole discretion, to determine the extent of such Scheme Creditor's Share Entitlement in a final and binding manner.

4.22
Share Entitlements of those Scheme Creditors who do not submit a duly completed Form of Noteholders' Proxy within the prescribed time, will be determined on the basis of a duly completed Distribution Notice submitted to the Company no later than the Termination Date.

4.23
Where a Distribution Notice is received by the Company before the Termination Date from a Scheme Creditor, the Company will use its reasonable endeavours to reach agreement with the Scheme Creditor concerned as to the validity of its claim and the amount of its Share Entitlement before the Termination Date, or as soon as practicable thereafter.

4.24
Where a Scheme Creditor has not returned a Distribution Notice on or before the Termination Date, the Company will be under no obligation to consider whether and the extent to which it has a Share Entitlement and the Bare Trustee and the Company will be under no obligation to distribute the New Ordinary Shares or Deferred Shares to such Scheme Creditor.

4.25
Scheme Creditors who have submitted a Form of Noteholders' Proxy or a Distribution Notice will not be entitled to amend or provide further information in respect of a Scheme Claims except in response to a request for information from the Company, or as the Company shall permit in its sole discretion.

  Disputed Share Entitlements

4.26
The Company may reject a Form of Noteholders' Proxy or a Distribution Notice in whole or in part if it is not correctly completed and signed or is invalid for any reason under any applicable law, or if the claimant has not satisfied the Company that it is a Scheme Creditor. Any Scheme Claim in respect of which a Form of Noteholders' Proxy or Distribution Notice has been rejected will, until it has become an Agreed Share Entitlement, be a Disputed Share Entitlement. A person with a Disputed Share Entitlement will not become entitled to New Ordinary Shares or Deferred Shares in accordance with this Noteholder Scheme, unless prior to the Termination Date its Scheme Claim becomes an Agreed Share Entitlement.

  Termination Date

4.27
On the Termination Date or as soon as practicable thereafter, any New Ordinary Shares and Deferred Shares remaining with the Bare Trustee and not attributable to any Agreed Share Entitlement or the subject of any outstanding but unresolved Scheme Claim (which claim can be determined by the Company in its sole discretion in a final and binding manner), shall be transferred to a trust vehicle nominated or set up by the Company.

  Share Certificates

4.28
Not later than twenty (20) Business Days after an Agreed Share Entitlement of a Scheme Creditor has been determined by the Company, the Company shall procure that there are sent by post to the Scheme Creditor concerned, a share certificate representing its Share Entitlement.

  Stay of Proceedings

4.29
With effect from the Effective Time, no Scheme Creditor will be entitled to take any proceeding against the Company, its affiliates and their officers and directors, or any property of any of them in any jurisdiction or against the Company's Advisers, the Trustee, the Depositary, the Bare Trustee, the Committee and the Committee's Advisers, and each of their respective principals, agents, officers, employees and shareholders, whatsoever in respect of any liability or other claim in respect of a Scheme Claim other than a proceeding to enforce the terms of the Noteholder Scheme.

4.30
Each Scheme Creditor agrees that, with effect from the Effective Time, neither it nor any of its affiliates will seek or be entitled to any award of equitable or monetary relief in any proceedings of any nature brought by or on behalf of any such person with respect to the Senior Notes, the Scheme Claims or the Indenture or the Deed of Release, and that it will not instruct, finance, encourage or assist any other person or entity (including the Trustee) in bringing any proceeding prohibited under this clause.

4.31
If and to the extent that a Scheme Creditor obtains against the Company or any affiliate or officer or director, in relation to a Scheme Claim, an order, judgment, decision or award of a court or tribunal in contravention of the preceding clause, such order, judgment, decision or award will not give rise to any liability and will be disregarded when determining any right to receive entitlements under the Noteholder Scheme.

  Assignments or Transfers after the Record Date

4.32
No assignment or transfer of a Senior Note after the Voting Date will be recognised by the Company for the purposes of determining entitlements under the Noteholder Scheme, provided that where the Company has received from the relevant parties notice in writing of such assignment or transfer, the Company may, in its sole discretion and subject to the production of such other evidence as it may require and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Noteholder Scheme.

  New Indenture

4.33
After the Effective Time or on a day as soon as is reasonably practical thereafter (and, in any event, prior to the issuance of the New Notes as provided in section 4.7 above), the Company shall enter into the New Indenture with the Trustee, which will govern the New Notes.

  Inter-company Loan Agreement

4.34
Immediately after the Effective Time, Luxfer Group Limited and the Company shall execute the Inter-company Loan Agreement.

  Deposit Agreement

4.35
Upon the cancellation of the Notes, the Company will procure that the Company and the Depositary shall terminate the Deposit Agreement.

5.     General Scheme Provisions

5.1   Costs, etc.

  The Company shall pay in full all costs, charges, expenses and disbursements incurred in connection with the negotiation, preparation and implementation of this Noteholder Scheme as and when they arise, including, but not limited to, the costs of holding the Scheme Creditors' Meetings, the costs of obtaining the sanction of the Court, the costs of placing the notices required by this Noteholder Scheme, and the fees and expenses that the Bare Trustee incurs in performing its duties under the terms of this Noteholder Scheme.

5.2   Modifications to the Noteholder Scheme

  The Company may, at any hearing to sanction this Noteholder Scheme, consent on behalf of all Scheme Creditors to any modification of this Noteholder Scheme or terms or conditions that the Court may think fit to approve or impose.

5.3   Supremacy of the Noteholder Scheme

  In the event of any inconsistency or conflict between the terms of the Explanatory Statement contained in Part Two of the scheme document, and this Noteholder Scheme, the terms of this Noteholder Scheme shall prevail.

5.4   Obligations on days other than a Business Day

  If any sum is due or obligation is to be performed under the terms of this Noteholder Scheme on a date other than a Business Day, the relevant payment shall be made, or obligation performed, on the next Business Day.

5.5   Notice

  (a)
  Any notice or other written communication to be given under or in relation to this Noteholder Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by post, or disseminated through the Euroclear and Clearstream in the manner that such notices are usually distributed by these clearing systems, or by airmail where it is addressed to a different country from that in which it is posted, to:

    •
    in the case of the Company, its registered office, marked for the attention of the Company secretary; and

    •
    in the case of a Scheme Creditor, its last known address according to the Company.

  (b)
  Any notice or other written communication to be given under this Noteholder Scheme shall be deemed to have been served:

  •
  if delivered by hand, on the first Business Day following delivery; and

  •
  if sent by post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the seventh Business Day after posting;

  •
  if distributed through Euroclear and Clearstream, at the end of the same Business Day that such notice was issued.

  (c)
  In proving service, it shall be sufficient proof, in the case of a notice sent by post, that the envelope was properly stamped, addressed and placed in the post; and

  (d)
  The accidental omission to send any notice, written communication or other document in accordance with this clause 5.5 or the non-receipt of any such notice by any Scheme Creditor, shall not affect the provisions of this Noteholder Scheme.

5.6   Future liquidation or administration

  (a)
  In the event that the Company enters into liquidation or administration after the Effective Date, the Company's obligations under this Noteholder Scheme shall continue to be performed by the Company in liquidation or administration.

  (b)
  This Noteholder Scheme shall be unaffected by any liquidation or administration of the Company after the Effective Date and shall, in these circumstances, continue according to its terms.

5.7   Effective Date

  (a)
  This Noteholder Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Noteholder Scheme under section 425 of the Companies Act shall have been delivered by or on behalf of the Company to the Registrar of Companies in England and Wales for registration in the manner set out in clause 3.

  (b)
  Unless this Noteholder Scheme shall have become effective on or before 30 April 2007 or such later date, if any, as the Court may allow, it shall never become effective.

5.8   Governing law and jurisdiction

  (a)
  This Noteholder Scheme shall be governed by, and construed in accordance with, the laws of England and Wales and the Scheme Creditors hereby agree that the Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of the Explanatory Statement or any provision of this Noteholder Scheme, or out of any action taken or omitted to be taken under this Noteholder Scheme or in connection with the administration of this Noteholder Scheme and, for such purposes, the Scheme Creditors irrevocably submit to the jurisdiction of the Court, provided, however, that nothing in this clause 5.8 shall affect the validity of other provisions determining governing law and jurisdiction as between the Company and any of its Scheme Creditors, whether contained in any contract or otherwise.

  (b)
  This Noteholder Scheme shall take effect subject to any prohibition or condition imposed by law.

Dated 20 December 2006

PART FIVE

THE SCHEME OF ARRANGEMENT

SECTION II

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF LUXFER HOLDINGS PLC

—and—

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

—between—

LUXFER HOLDINGS PLC
(Incorporated and registered in England and Wales with number 3690830)

—and—

SCHEME SHAREHOLDERS

1.     Interpretation

  In this Shareholder Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

"Bare Trustee"	means a special purpose vehicle to be set up by the Company to act as bare trustee on behalf of the Scheme Creditors other than Luxfer Group Limited and, where appropriate, the ESOP, in connection with the Schemes, pursuant to the Schemes and the Bare Trustee Appointment Agreement;
"Bare Trustee Appointment Agreement"	means the Bare Trustee Appointment Agreement to be entered into between the Company and the Bare Trustee;
"Board" or "Directors"	means the directors of the Company, from time to time, the names of the current directors being set out on in section E of Part Six of the scheme document;
"Business Day"	means a day (excluding Saturday or Sunday or public holidays) on which banks in England and Wales generally are open for the transaction of normal banking business;
"Cash Proceeds"
means a sum of £8.5 million in cash (comprising part of the Interest Payment) to be paid by the Bare Trustee (acting on behalf of the Scheme Creditors, other than Luxfer Group Limited) to the Non-Management Shareholders, as consideration for the sale of 8,700,000 New Ordinary Shares and 651,835,878,949 Deferred Shares by the Non-Management Shareholders to the Bare Trustee (acting on behalf of the Scheme Creditors, other than Luxfer Group Limited) and to pay stamp duty costs related thereto;
"Close Brothers"	means Close Brothers Corporate Finance Limited;
"Companies Act"	means the Companies Act 1985, as amended;

"Company"	means Luxfer Holdings PLC, a public limited company incorporated in England and Wales with registered number 3690830;
"Court"	means the High Court of Justice in England and Wales;
"Custodian"	means The Bank of New York, London Branch, as custodian with respect to the Senior Notes in global form;
"Deferred Shareholder"	means a registered holder of one or more Deferred Shares;
"Deferred Shares"	means the deferred shares of £0.0001 each in the share capital of the Company and such further deferred shares to be allotted pursuant to the Reorganisation;
"Deposit Agreement"	means the Book-Entry Deposit Agreement dated as of 9 April 1999 between the Company, the Depositary, the Custodian and the Holder and Beneficial Owners referred to therein;
"Depositary"	means The Bank of New York Trust Company (Cayman) Limited, as Book-Entry Depositary (as defined in the Indenture);
"Effective Date"
means, with respect to each of the Schemes, the date on which the office copy of the order of the Court sanctioning the Scheme pursuant to section 425 of the Companies Act is delivered to the Registrar of Companies in England and Wales for registration, which is expected to be on or about 6 February 2007;
"Effective Time"	means the time when both the Schemes have come into effect (the Effective Date having occurred in respect of each of them);
"ESOP"	means the employee benefit trust known as The Luxfer Group Employee Share Ownership Plan 1997 established by the Company with Halifax EES Trustees International Limited as trustees;
"ESOP Share Payment"
means a sum of £50,131 to be paid, in the first instance by the ESOP to the Bare Trustee, to be utilised by the Bare Trustee (acting on behalf of the ESOP) to purchase certain Scheme Shares from the Non-Management Shareholders;
"Explanatory Statement"	means the statement set out in at Parts One and Two of the scheme document in accordance with section 426(2) of the Companies Act;
"Form of Noteholders' Proxy"	means the form of proxy for use by Scheme Creditors in connection with the meetings of such shareholders for the purpose of the Noteholder Scheme, attached as Appendix XII to the scheme document;
"Form of Shareholders' Proxy"	means the form of proxy for use by Shareholders in connection with the Shareholders' Scheme Meetings, attached in Appendices XIII, XIV, XV and XVI to the scheme document;
"Forms of Proxy"	means, as applicable, the Form of Noteholders' Proxy and the Form of Shareholders' Proxy;
"Group"	means the Company and its Subsidiaries from time to time;
"Indenture"	means the indenture under which the Senior Notes were issued, dated as of 9 April 1999 between the Company and The Bank of New York, London Branch, as Trustee;

"Interest Payment"
means a sum of cash in full and final settlement of the outstanding interest due under the Senior Notes from 2 May 2006 to the Effective Date and cancellation of all rights and claims in respect thereof; such aggregate cash sum calculated as £8.5 million, plus a further aggregate sum of £18,379.7192 per day for each day from 1 November 2006 to the Effective Date (inclusive);
"Investment Agreement"	means the investment agreement relating to the Company dated 9 April 1999 between Ian Bannochie McKinnon Esq., and others, the Investors (as defined therein), the Company and Luxfer Group Limited;
"Management Shareholders"
means the following Shareholders holding Ordinary Shares and/or Preference Shares: (i) Brian Purves; (ii) Stephen Williams; (iii) BG Purves Retirement Trust; (iv) Christopher Dagger; (v) Linda Seddon; (vi) Andrew Butcher; (vii) Dick Hirons; (viii) Duncan Banks; (ix) James Gardella; (x) John Dibble; (xi) John Rhodes; (xii) Neil Kershaw; (xiii) Robert Bailey; and (xiv) Halifax EES Trustees International Limited, Trustees of the ESOP;
"MIP Members"
means all Management Shareholders and (i) Peter Haslehurst; (ii) Edward Haughey; (iii) Andrew Beaden, (iv) David Rix; (v) Michael Edwards; (vi) Bruno Arfaoui; (vii) Simon Tarmey; (viii) Graham Wardlow; (ix) Christopher Barnes; (x) Peter Moles; and, after the Effective Date, certain other senior managers of members of the Group from time to time;
"New Articles of Association"	means the articles of association of the Company to be adopted on the Effective Date and reflecting, inter alia, the new capital structure of the Company post-Reorganisation;
"New Ordinary Shares"	means ordinary shares of £1 each in the share capital of the Company resulting from the conversion of certain Ordinary Shares and Preference Shares of the Company pursuant to the Schemes;
"Non-Management Shareholders"	means Ordinary Shareholders and Preference Shareholders other than MIP Members;
"Noteholder"
means the person with the ultimate beneficial interest in any Senior Notes (including in the form of a book-entry interest in a depositary interest in such Senior Notes), as well as (without limitation), all and any rights and authorities given to them by the Depositary pursuant to an undertaking in this regard and/or pursuant to the Indenture;
"Noteholder Scheme"
means a scheme of arrangement between the Company and the Scheme Creditors pursuant to section 425 of the Companies Act in the form set out in Part Five of the scheme document, with any modification, addition or condition that the Court may think fit to approve or impose;
"Ordinary Management Shareholders"	means Management Shareholders who hold Ordinary Shares;

"Ordinary Management Shareholders' Scheme Meeting"
means a meeting of Ordinary Management Shareholders to approve the Shareholder Scheme convened by order of the Court for 10:00 a.m. on 23 January 2007, notice of which is set out in Appendix VIII to the scheme document, and any adjournment of that meeting;
"Ordinary Non-Management Shareholders"	means Non-Management Shareholders who hold Ordinary Shares;
"Ordinary Non-Management Shareholders' Scheme Meeting"
means a meeting of Ordinary Non-Management Shareholders to approve the Shareholder Scheme convened by order of the Court for 10:30 a.m. on 23 January 2007, notice of which is set out in Appendix VIII to the scheme document, and any adjournment of that meeting;
"Ordinary Shareholder"	means a registered holder of one or more Ordinary Shares;
"Ordinary Shares"	means the ordinary shares of £0.6487 each in the share capital of the Company;
"Preference Management Shareholders"	means Management Shareholders who hold Preference Shares;
"Preference Management Shareholders' Scheme Meeting"
means a meeting of Preference Management Shareholders to approve the Shareholder Scheme convened by order of the Court for 11:00 a.m. on 23 January 2007, notice of which is set out in Appendix VIII to the scheme document, and any adjournment of that meeting;
"Preference Non-Management Shareholders"	means Non-Management Shareholders who hold Preference Shares;
"Preference Non-Management Shareholders' Scheme Meeting"
means a meeting of Preference Non-Management Shareholders to approve the Shareholder Scheme convened by order of the Court for 11:30 a.m. on 23 January 2007, notice of which is set out in Appendix VIII to the scheme document, and any adjournment of that meeting;
"Preference Shareholder"	means a registered holder of one or more Preference Shares;
"Preference Shares"	means the redeemable cumulative preference shares of £0.6487 each in the share capital of the Company;
"Record Date"	means 6.30 p.m. London time on the Business Day immediately preceding the Effective Date;
"Reorganisation"	means the reorganisation of the Company as described in Part Two of the scheme document;
"Scheme Claim"
means any claim against the Company in respect of any liability of the Company arising directly or indirectly in relation to the Senior Notes including any liability of the Company in respect of loss or damage suffered or incurred by any person as a result of investing in the Senior Notes, or pursuant to or under the terms of the Indenture, excluding, however, any claims against the Company by the Trustee pursuant to section 7.7 of the Indenture and any claims against the Company by the Depositary pursuant to section 3.06 of the Deposit Agreement;
"Scheme Creditor"	means a Noteholder as a creditor of the Company in respect of a Scheme Claim;
"Scheme Shareholders"	means a registered holder of one or more Ordinary Shares and/or Preference Shares at the Voting Date;

"Schemes"	means the Noteholder Scheme and the Shareholder Scheme;
"Senior Notes"	means the 10.125% Senior Notes due in 2009 issued under the Indenture, with ISIN numbers XS0102103990, XS0104021158 and XS0096433973;
"Shareholder"	means a registered holder of one or more Shares;
"Shareholder Notice"	means a notice in the form attached as Appendix XXI to the scheme document;
"Shareholder Scheme"
means this scheme of arrangement between the Company and Scheme Shareholders pursuant to section 425 of the Companies Act, with any modification, addition or condition that the Court may think fit to approve or impose;
"Shareholders' Scheme Meetings"
means, as applicable, the Ordinary Management Shareholders' Scheme Meeting, the Ordinary Non-Management Shareholders' Scheme Meeting, the Preference Management Shareholders' Scheme Meeting and the Preference Non-Management Shareholders' Scheme Meeting;
"Shares"	means Deferred Shares, B Preference Shares, Ordinary Shares and Preference Shares;
"Trustee"	means The Bank of New York, London Branch, as trustee with respect to, as applicable, the Senior Notes;
"Voting Date"	means 5.00 p.m. London time on the date which is three Business Days prior to the Shareholders' Scheme Meetings; and
"2001 Option Scheme"	means the Luxfer Holdings Unapproved Executive Share Option Scheme 2001 established by a trust deed dated 13 June 2001 (as amended from time to time).

2.     Recitals

2.1
The Company is a public limited company incorporated on 31 December 1998. The authorised share capital of the Company as at the date of this Shareholder Scheme is £87,038,126.80, divided up as follows:

(i)
1,410,778 Ordinary Shares of which 1,340,240 are in issue;

(ii)
132,683,760 Preference Shares of which all are in issue;

(iii)
50,000 partly paid (25%) B Preference Shares of which all are in issue; and

(iv)
10,000,000 Deferred Shares of which 20,000 are in issue.

2.2
The Company is proposing a financial and capital reorganisation by way of Schemes including this Shareholder Scheme.

2.3
The Company has agreed to appear by counsel on the hearing of the petition to sanction this Shareholder Scheme, to submit thereto and to undertake to be bound thereby, and to execute or procure to be executed all such documents, and to do or procure to be done all such acts and things, as may be necessary or desirable to be executed or done by it, for the purpose of giving effect to this Shareholder Scheme.

3.     Effective Date

  The effectiveness of this Shareholder Scheme is conditional upon the Noteholder Scheme coming into effect. Subject as aforesaid, the Shareholder Scheme will come into effect on the Effective Date.

4.     The Scheme

  Cancellation of Preference Dividends

4.1
The dividends accrued in respect of all Preference Shares up to the time of conversion shall be cancelled in full and therefore not be payable or paid. All Preference Shareholders shall agree to forfeit such dividends forever on and from the Effective Date.

  New Articles of Association

4.2
Ordinary Non-Management Shareholders and Ordinary Management Shareholders shall adopt the New Articles of Association on the Effective Date.

  Conversion of Ordinary and Preference Shares

4.3
Immediately after the Effective Time, Non-Management Shareholders as of the Record Date shall convert all Ordinary Shares and Preference Shares held by them into a combination of New Ordinary Shares and Deferred Shares.

4.4
Upon such conversion, the Non-Management Shareholders as of the Record Date shall be entitled to:

For each Preference Share	0.07638625 New Ordinary Shares of £1 each and 5723.137529 Deferred Shares of £0.0001 each
For each Ordinary Share	0.07638625 New Ordinary Shares of £1 each and 5723.137529 Deferred Shares £0.0001 each

Fractions of shares shall be aggregated and allocated by the Company in good faith.

4.5
Immediately after the Effective Time, Management Shareholders shall, and the Company shall procure that MIP Members (who are not Management Shareholders) shall, convert all Ordinary Shares and Preference Shares held by them into a combination of New Ordinary Shares and Deferred Shares.

4.6
Upon such conversion, the MIP Members shall each receive:

For each Preference Share	0.064173 New Ordinary Shares of £1 each and 5845.2702953 Deferred Shares of £0.0001 each
For each Ordinary Share	0.064173 New Ordinary Shares of £1 each and 5845.2702953 Deferred Shares £0.0001 each

Fractions of shares shall be aggregated and allocated by the Company in good faith.

  Cancellation of Authorised but Unissued Ordinary Share Capital

4.7
All Non-Management Shareholders as of the Record Date and Management Shareholders shall cancel the £45,758 authorised but unissued Ordinary Share capital in the share capital of the Company.

  Authorisation of Bare Trustee by the ESOP

4.8
The ESOP will authorise the Bare Trustee to act on its behalf as its representative and nominee in relation to the purchase of 51,614 New Ordinary and 3,867,129,751 Deferred Shares held by the Non-Management Shareholders as of the Record Date.

4.9
The ESOP will pay to the Bare Trustee the ESOP Share Payment.

  Sale of Shares by Non-Management Shareholders

4.10
Immediately after the Effective Time, all Non-Management Shareholders as of the Record Date shall sell an aggregate of 8,751,614 New Ordinary Shares and 655,703,008,700 Deferred Shares to the Bare Trustee (acting on behalf of the Scheme Creditors, other than Luxfer Group Limited, and the ESOP) free and clear from all liens, pledges, equities, charges and encumbrances and together with all rights attaching thereto on and from the Effective Time in consideration for the Bare Trustee paying

  £8.45 million out of the Cash Proceeds and the entire ESOP Share Payment in cash to such Non-Management Shareholders allocated upon the basis that each such member of Non-Management Shareholder will receive £0.074 in cash for each Ordinary Share and Preference Share held by such Non-Management Shareholder on the Record Date (calculated on the assumption that all £0.01 existing ESOP options have been exercised amounting to £0.971264 in cash for each New Ordinary Share held on the Record Date). All Non-Management Shareholders shall agree that upon such transfer and in consideration of receiving their share of the Cash Proceeds and the ESOP Share Payment, they will have no further interest in the share capital of the Company and accordingly, the Investment Agreement shall stand terminated with effect from the Effective Date.

4.11
Non-Management Shareholders as of the Record Date shall irrevocably appoint Linda Frances Seddon, Company Secretary of the Company, to effect and execute the sales described in clause 4.10, as their attorney in their name and to act on their behalf to execute any documents in this respect and each Non-Management Shareholder as of the Record Date will agree that such power of attorney will be given by way of security and will be irrevocable and in accordance with section 4 of the Powers of Attorney Act 1971.

4.12
Each Non-Management Shareholder is required to deliver the share certificates in respect of all Ordinary Shares and Preference Shares held by it to the Company Secretary of the Company within the prescribed time. Those shareholders who do not have their share certificates or have lost, misplaced, damaged or destroyed their share certificates, are required to provide a bank guarantee in respect of their missing share certificates. The Company Secretary may, in lieu of such bank guarantee, at her sole discretion, accept a deed of indemnity in the form appended to the Shareholder Notice or in such other form as the she deems acceptable. Non-Management Shareholders are also required to provide full details of their bank accounts into which their pro rata share of the Cash Proceeds should be transferred, substantially in the form appended to the Shareholder Notice. Non-Management Shareholders shall not be entitled to receive their pro rata share of the Cash Proceeds until such time as they deliver either the relevant share certificates, or a bank guarantee or deed of indemnity as contemplated above, together with their bank account details, substantially in the form of the Shareholder Notice on or before a period of two years from the Effective Date failing which their share of the Cash Proceeds will be transferred to the Company.

4.13
The Company shall pay the fees and expenses that the Bare Trustee incurs in performing its duties under the terms of this Shareholder Scheme and shall indemnify the Bare Trustee in this regard.

  Members of Management

4.14
Management Shareholders shall, and the Company shall procure that MIP Members (who are not Management Shareholders) shall, consent to retain their converted New Ordinary Shares and Deferred Shares in the Company and shall agree that they have no objection to the sale of converted New Ordinary Shares and Deferred Shares by the Non-Management Shareholders (as of the Record Date) to the Bare Trustee (acting on behalf of the Scheme Creditors and the ESOP).

4.15
Management Shareholders shall, and the Company shall procure that MIP Members (other than the Management Shareholders shall) who are party to the Investment Agreement will agree that this agreement will stand terminated with effect from the Effective Date.

4.16
Each Management Shareholder is required to deliver the share certificates in respect of all Ordinary Shares and Preference Shares held by it to the Company Secretary of the Company within the prescribed time. Those shareholders who do not have their share certificates or have lost, misplaced, damaged or destroyed their share certificates, are required to provide a bank guarantee in respect of their missing share certificates. The Company Secretary may, in lieu of such bank guarantee, at her sole discretion, accept a deed of indemnity in the form appended to the Shareholder Notice or in such other form as the she deems acceptable. Management Shareholders shall not be entitled to receive the share certificates in respect of the New Ordinary Shares and Deferred Shares that they been allocated until such time as they deliver either the share certificates, or a bank guarantee or deed of indemnity as contemplated above.

  Transfer by Bare Trustee

4.17
The Bare Trustee shall, on the Effective Date or promptly thereafter, transfer 51,614 New Ordinary and 3,867,129,751 Deferred Shares purchased from the Non-Management Shareholders as of the Record Date, to the ESOP.

4.18
Pursuant to the Bare Trustee Appointment Agreement, the Bare Trustee will irrevocably appoint Linda Frances Seddon, Company Secretary of the Company to effect and execute the transfers described in clause 4.17, as its attorney in its name and to act on its behalf to execute any documents in this respect, and the Bare Trustee will agree that such power of attorney will be given by way of security and will be irrevocable and in accordance with section 4 of the Powers of Attorney Act 1971.

  Share Certificates

4.19
Not later than two (2) Business Days after the Effective Date, the Company shall procure that there are sent to the Bare Trustee, share certificates in respect of the New Ordinary Shares and Deferred Shares which have been transferred to it pursuant to the Shareholder Scheme. The Company will send to Management Shareholders entitled to New Ordinary Shares and Deferred Shares share certificates representing such shares within twenty (20) Business Days after the Effective Date, subject to any agreements between the Company and a Management Shareholder.

  Assignment of Transfers after the Record Date

4.20
No assignment or transfer of Scheme Shares after the Voting Date will be recognised by the Company for the purposes of determining entitlements under the Shareholder Scheme, provided that where the Company has received from the relevant parties notice in writing of such assignment or transfer (which is in compliance with the Articles of Association or any contract by which it is bound), the Company may, in its sole discretion and subject to the production of such other evidence as it may require and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Shareholder Scheme.

5.     General Scheme Provisions

5.1   Costs

  The Company shall pay in full all costs, charges, expenses and disbursements incurred in connection with the negotiation, preparation and implementation of this Shareholder Scheme as and when they arise, including, but not limited to, the costs of holding the Shareholders' Scheme Meetings, the costs of obtaining the sanction of the Court, the costs of placing the notices required by this Shareholder Scheme, and the fees and expenses that the Bare Trustee incurs in performing its duties under the terms of this Shareholder Scheme.

5.2   Modifications to the Shareholder Scheme

  The Company may, at any hearing to sanction this Shareholder Scheme, consent on behalf of all Shareholders to any modification of this Shareholder Scheme or terms or conditions that the Court may think fit to approve or impose.

5.3   Supremacy of the Shareholder Scheme

  In the event of any inconsistency or conflict between the terms of the Explanatory Statement contained in Part Two of the scheme document, and this Shareholder Scheme, the terms of this Shareholder Scheme shall prevail.

5.4   Obligations on days other than a Business Day

  If any sum is due or obligation is to be performed under the terms of this Shareholder Scheme on a date other than a Business Day, the relevant payment shall be made, or obligation performed, on the next Business Day.

5.5   Notice

  (a)
  Any notice or other written communication to be given under or in relation to this Shareholder Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by post, and by airmail where it is addressed to a different country from that in which it is posted, to:

  (i)
  in the case of the Company, its registered office, marked for the attention of the company secretary;

  (ii)
  in the case of a Shareholder, its address according to the register of members of the Company.

  (b)
  Any notice of other written communication to be given under this Shareholder Scheme shall be deemed to have been served:

  (i)
  if delivered by hand, on the first Business Day following delivery; and

  (ii)
  if sent by post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the seventh Business Day after posting.

  (c)
  In proving service, it shall be sufficient proof, in the case of a notice sent by post, that the envelope was properly stamped, addressed and placed in the post.

  (d)
  The accidental omission to send any notice, written communication or other document in accordance with this clause 5.5 or the non-receipt of any such notice by any Shareholder shall not affect the provisions of this Shareholder Scheme.

5.6   Future liquidation or administration

  (a)
  In the event that the Company enters into liquidation or administration after the Effective Date, the Company's obligations under this Shareholder Scheme shall continue to be performed by the Company in liquidation or administration.

  (b)
  This Shareholder Scheme shall be unaffected by any liquidation or administration of the Company after the Effective Date and shall, in these circumstances, continue according to its terms.

5.7   Effective Date

  (a)
  This Shareholder Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Shareholder Scheme under section 425 of the Companies Act shall have been delivered by or on behalf of the Company to the Registrar of Companies in England and Wales for registration in the manner set out in clause 3.

  (b)
  Unless this Shareholder Scheme shall have become effective on or before 30 April 2007 or such later date, if any, as the Court may allow, it shall never become effective.

5.8   Governing law and jurisdiction

  (a)
  This Shareholder Scheme shall be governed by, and construed in accordance with, the laws of England and Wales and the Shareholders hereby agree that the Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of the Explanatory Statement or any provision of this Shareholder Scheme, or out of any action taken or omitted to be taken under this Shareholder Scheme or in connection with the administration of this Shareholder Scheme and, for such purposes, the Shareholders irrevocably submit to the jurisdiction of the Court, provided, however, that nothing in this clause 5.8 shall affect the validity of other provisions determining governing law and jurisdiction as between the Company and any of its Shareholders, whether contained in any contract or otherwise.

  (b)
  This Shareholder Scheme shall take effect subject to any prohibition or condition imposed by law.

  Dated 20 December 2006

PART SIX

ADDITIONAL INFORMATION

A.    BUSINESS OVERVIEW

1.     Business Description of the Group

The Group specialises in the design, manufacture and supply of high-performance engineering materials and other products to a broad range of industries, including the medical, automotive, defence, fire fighting, aerospace and general engineering industries. Its customers include both end users of the Group's products and manufacturers who incorporate the Group's products into their finished products. The Group has operations around the world, with the majority of its facilities based in the United States and the United Kingdom. Its continuing operations in 2005 had a revenue of £232.7 million and generated an operating profit before exceptional items of £14.8 million.

The Group is organised into three operational divisions, each of which is comprised of a number of smaller business units. Its three operational divisions are:

•
Gas Cylinders, a manufacturer of high-pressure aluminium and composite gas containment cylinders;

•
Elektron, a specialist producer of zirconium products and magnesium alloys; and

•
Speciality Aluminium, a producer of aluminium drawn tube products.

Although the origins of some of its operations date back to the end of the 19th century, the business of the Group as it is today derives from the 1982 merger of The British Aluminium Company Limited and Alcan Aluminium UK Limited, which resulted in the creation of British Alcan Aluminium plc, or Alcan. LGL 1996 Limited (formerly known as Luxfer Group Limited) was formed in February 1996 in connection with a management buy-in, which was financed by a syndicate of investors led by funds managed or advised by:

•
Mercury Development Capital (now known as Hg Capital following a buy-out in 2001);

•
CVC Capital Partners; and

•
Morgan Grenfell Development Capital.

The Company's Chief Executive, Brian Purves, and the Finance Director, Stephen Williams, were key members of the management buy-in team.

Luxfer Holdings PLC was established on 31 December 1998 for the purpose of acquiring all of the outstanding share capital of LGL 1996 Limited in connection with a re-capitalisation, which occurred on 9 April 1999. Luxfer Holdings PLC is registered as a public limited company under the laws of England and Wales and, as part of the re-capitalisation, became the parent holding company of the Group. To facilitate the re-capitalisation, Luxfer Holdings PLC issued the Senior Notes.

2.     Strategy

The Group's present strategy for its continuing businesses has six principal elements, which link together to form an overall strategy for the Group. This strategy aims to achieve excellent operating efficiency and performance in targeted growth markets and/or markets which give the Group a commercially favourable product mix. This strategy requires a focus on product development, innovation and building on the Group's reputation for technical expertise. The long-term success of this strategy is dependent on implementing the Reorganisation and investing in the right areas of the Group's business. Where the Group faces competition from competitors in lower labour cost economies, it has had to find ways to reduce its cost base or reposition itself to maintain a foothold in the premium product sectors of the relevant markets.

The elements of the Group's strategy are described below.

Improving operating performance and efficiency.    The Group seeks to improve its operating, performance and efficiency by:

•
improving the operating performance of its present facilities; and

•
improving its operating efficiency by developing and managing the Group's manufacturing cost base to enable it to compete globally in a lower cost environment.

Improving operating performance

Upon its formation, a programme to implement best manufacturing practices was introduced across the Group, with the objective of improving operating performance to reduce costs, expand capacity and reduce inventories while improving customer service. The core of the programme is an MRPII (Manufacturing Resource Planning II) methodology focused on production planning and control. The Group measures its own success in this area through both customer feedback and the use of accreditation from outside consultants, with an objective of each major facility achieving at least an accreditation of "Class A" in production planning and control. Most of the Group's operations have now achieved this standard, with the focus now being on the businesses acquired in recent years being brought up to the same standard. This is viewed as a medium-term objective. The Group's latest acquisition in 2003, MENA, recently achieved this accreditation for its production facilities in the United States.

Improving operating efficiency

Since 2001, the Group has undergone significant rationalisation of its manufacturing cost base, partly in response to the increased competition in its traditional markets, including competition from potentially lower cost economies, and partly to counter increases in raw material and other input costs.

For example, the Gas Cylinder division had six aluminium cylinder plants at the start of 2001 but, by mid-2004, the Group had reduced this to four in response to a reduction in demand and to attain economies of scale in the remaining plants.

The Group has continued to invest in the automation of the remaining plants and to focus certain plants on producing cylinders for particular end-use markets. This strategy also helps the Group to compete against competitors based in economies with lower labour costs.

As an international group, part of the Group's long-term strategy is to position its manufacturing facilities in locations that are optimal on the basis of the cost of resources and the location of its customers. In 2002, the Group commissioned a new magnesium processing facility in the Czech Republic. This signalled a move away from higher cost economies to enable the Group to compete more effectively on a global scale.

The Group has now started to invest in manufacturing facilities in China and, in 2005, the Group commissioned a new composite aluminium wrapping facility to service China's growing market domestically, rather than importing these types of cylinders into the country. The Group is also presently reviewing the establishment of further distribution and manufacturing facilities in China as part of its long-term strategy.

Improving the product mix.    Since 1996, the Group has focused on higher-margin, non-commodity products, while reducing its lower-margin commodity business. The Group has also identified potential areas for additional operating margin improvements from further rationalisation of its product portfolio, an increased focus on growing market segments and the development of new products. The strategy of improving and maintaining a higher profit margin is directly linked to the Group's emphasis on product development and focus on being the technical leader in its chosen markets. See "—Emphasising product development and innovation". The Group often seeks out markets that require a high level of technical expertise and in which the Group considers it can deliver ahead of competitors, which gives it access to markets where it can then provide higher-margin added-value products.

The Group is also developing a larger service side to its operations to both complement its manufacturing base and widen its presence in its chosen markets. In recent years, the Group has developed and expanded its servicing and testing of older aluminium cylinders in the United States through investment in a dedicated service centre. The Group also added recycling and refining facilities in 2002 to its magnesium operations in order to offer a full service to the European die-casting industry, ranging from alloy development to supply of magnesium alloys, technical support and recycling of metal scrapped in the die-casting process.

In 2003, the Group acquired certain operating assets from Spectrulite Consortium, Inc., which were used to create a new US company, Magnesium Elektron North America (or MENA). The casting, rolling and finishing facilities acquired gave the Group the ability to produce an additional range of value-added magnesium products. These assets were previously part of a much larger aluminium-focussed operation. By carving out this particular set of magnesium-orientated assets and re-branding them under the Group's own name, the Group created a separate niche-market magnesium business out of a larger volume-based magnesium and aluminium business. The MENA operation has benefited from the Group's technical expertise in magnesium alloys and complements the Group's upstream magnesium alloys operations.

In 2004, the Group reviewed the strategy of its Speciality Aluminium business after the business had incurred several years of significant trading losses. A new strategy was implemented in the fourth quarter of 2004, which focused the business on the high-product specification niche of the aluminium tube market. The Group downsized its manufacturing facility at Redditch to reduce its operating costs and the operation now centres its product range around its technical strengths in tight-tolerance precision drawn tubes. In implementing the strategy, the Group exited lower-margin product markets which generated approximately £5 million of sales in 2004. This new strategy enabled the business to break even in 2005, although it continued to confront volatile aluminium prices and higher energy costs in 2006.

In 2006, the Group reviewed the strategy of its die-casting operations in Stockheim, Germany. As a result of that review, and in common with the Group-wide policy of focusing on higher value-added, non-commodity products, a decision was made to dispose of this capital-intensive operation, which had been subject to significant commercial pressures within the high volume-automotive supply chain.

Improving the marketing of the Group's products.    Through market research and the development of the Group's product branding, the Group aims to grow its businesses and increase the penetration of its product markets. Although currently the Group is often an intermediate supplier in a longer supply chain, it has set itself the objective of building closer relationships with end-users and a better understanding of their markets. This includes marketing products directly to such end-users and promoting the Group's own brands, which it is believed will help protect the Group's present position in the markets it leads and will enable the Group to identify future growth areas.

For example, in recent years, the Group has marketed medical cylinders directly to the US homecare market, rather than just through distributors. In addition, the Group has promoted its new technology under brand names such as the "Elektron" brand for new magnesium alloys and the "Superform" brand for aluminium super-plastic forming processes. The Group's new zirconium water treatment technology was commercially launched using the brand name "ISOLUX™". One objective of this type of marketing is to promote the Group's reputation for innovation of new technology and the "premium product" nature of its manufactured goods and services. The Group considers that the continued connection of the Magnesium Elektron name with innovation and technical expertise is a key asset of the division.

Focusing on growth sectors.    The Group endeavours to focus on those sectors that it believes will provide the opportunity for sales growth over the medium to long term, particularly in those markets where its products have superior performance capabilities to competing products and materials. During recent periods, the Group's ability to fund expansion of and efficiency improvement in its manufacturing facilities and processes has been constrained by the level of financing available to the Group and the costs of servicing its financial obligations. It is expected, however, that, if implemented, the Reorganisation will lessen these constraints and enable the Group to more actively pursue its focus on growth sectors. The Group seeks to use its product development and technical know-how to gain an early competitive advantage in new or emerging markets. Over time, as markets mature, competition tends to increase. As competition in a given market increases, the Group endeavours to focus on niche segments of a market. In some markets, the Group's technical excellence and economies of scale provide valuable competitive advantages. However, the Group has to continue to look for new growth markets and introduce new generations of product technology.

For example, the US market for medical cylinders manufactured from traditional aluminium alloys grew significantly for a number of years prior to 2001. In 2001, the growth in the market began to slow and it now displays the characteristics of a mature market. In the European markets, however, the Group believes there is significant opportunity for growth, as these markets have been slower to adopt the use of small portable cylinders in the treatment of various breathing and lung illnesses. The Group believes that aluminium and composite cylinders are the best-suited products for these emerging markets because of their lightweight and non-corroding properties. Therefore, the Group has developed a new range of aluminium cylinders using its proprietary lightweight 7000 series (aerospace) alloys and new fully-wrapped and hoop-wrapped composite products to facilitate growth over the next few years.

Composite cylinder applications continue to be a growth area, whereas traditional aluminium cylinder products are often seen as a mature product. In recent years, the Gas Cylinders division has therefore focused increasingly on composite cylinder markets and has reduced its aluminium cylinder production capacity, while increasing its composite production capacity.

The Group is following a strategy to invest in products which are designed for end markets which the Group believes have long-term growth potential. The Group has identified global environmental concerns as a major driver for growth in a number of end markets, with the tightening emission controls for the automotive and chemical industries leading to a number of major opportunities for several divisions within the Group.

For example, there is now increasing demand for lightweight Compressed Natural Gas tanks. The Group's carbon composite cylinder technology is well suited to this application and the Group has begun to develop this market in the United States with new products gaining approval in 2006. The European region also presents significant growth opportunities in coming years. To fully pursue this strategy effectively, an expansion of composite cylinder production facilities would be required, which the management believes the proposed Reorganisation would help the Group to fund.

The Group also believes that the application, and therefore demand, of chemically derived zirconium compounds will increase in the long term due to their catalytic, electrical and ceramic properties, which make them valuable in a range of applications. They are also environmentally safer in a number of applications than the chemicals they replace. The Group has already benefited from tightening legislation on car emissions and zirconium's superior properties over competing materials when used as the washcoat in modern automotive catalytic converters. The Group is now pursuing a number of new market opportunities for its zirconium technology, including chemical catalysis, fuel cell applications and its recently launched water treatment products. The Group's catalyst products are now being introduced into the growing diesel particle filter market and industrial chemical markets. If implemented, the proposed Reorganisation will enable the Group to expand its catalyst production to meet the expected increase in demand.

In addition, the Group's magnesium operations are benefiting from the increasing use of magnesium in automotive, electronic and aerospace applications. Magnesium's lighter weight and better screening properties are making it increasingly competitive compared to steel, aluminium and plastic in these applications. The Group has been able to further exploit this growth area due to several strategic actions including:

•
its investments from 2001 through to 2004 in magnesium casting capacity at its facilities at Swinton, United Kingdom;

•
the commissioning in 2002 of the new magnesium plant at Litvinov, Czech Republic; and

•
the acquisition in 2003 of magnesium casting, rolling and finishing facilities (now forming MENA) in the United States.

Emphasising product development and innovation.    The success of the Group's growth and product mix strategies is supported fundamentally by its emphasis on new product development and innovation. The Group recognises the importance of research in materials science and in production and processing techniques in providing the Group with a solid technical foundation. In 2005, the Group's continuing operations invested £4.1 million in research and development. The Group has collaborative relationships with several leading UK universities and also works with the research departments of certain major customers. For the Group's ongoing operations, research and development expenditure has risen as a percentage of revenue from 1.3% in 1998 to an average of 1.8% in the last few years. The Group's research and development spending reflects its strategy of operating and competing in the higher added-value niche of the Group's relevant markets. Examples of successful product developments in recent years include:

•
ISOLUX™ products, launched in 2005, which are zirconium-based water filter products developed to safely remove harmful impurities, such as arsenic traces, from drinking water;

•
the application of nanotechnology in zirconium chemistry to offer zirconia-based stabilisers, with a wide range of applications covering structural ceramics, electronics, gas sensors, thermal barrier coatings and fibre optics;

•
zirconium oxide powders for solid oxide fuel cells, which enable the development of a range of cost-effective products for electrolytes and anodes;

•
new zirconia formulations for catalysis, including: the Group's new fourth generation 'G4' auto-catalysis; the development of oxides for use in filtration and emission control systems for diesel engines; and catalysis technology for use in chemical and petro-chemical industries;

•
working with leading automotive manufacturer, BMW, and its other development partner, Noranda, in the development of a new generation of magnesium alloy-based six cylinder engine blocks;

•
ELEKTRON® 21, a high-performance magnesium alloy weighing approximately two-thirds the weight of an aluminium aerospace alloy. In 2005 other new alloys have been launched such as ELKETRON 1220 and ELEKTRON 675;

•
a new five-tonne magnesium anode product;

•
joint development between the Group's Magnesium Elektron and Superform operations in the use of magnesium alloys to produce super-plastically formed magnesium shapes and panels, which are lighter than the Group's aluminium products and create value-added growth opportunities for both divisions;

•
design and development of a new range of composite cylinders for use in Alternative Fuel Vehicles; and

•
a new generation of patented cylinder valves and breathing regulators to complement the Group's cylinder products.

Targeted investment strategy.    The Group focuses capital expenditure on key areas to support the achievement of its strategic goals. In particular, expenditure is directed towards the Group's core higher-value product areas and also areas where automation or new technology will support its cost-saving initiatives. The Group expects to fund this expenditure from its operating cash flow and, if necessary, from its working capital facilities. During recent periods, the Group's ability to fund expansion of and efficiency improvement in its manufacturing facilities and processes has been constrained by the level of financing available to the Group and the costs of servicing its financial obligations. It is expected, however, that, if implemented, the Reorganisation will lessen these constraints and enable the Group to more actively pursue its targeted growth strategy.

In the Group's Magnesium operations, a number of major investments have been made in recent years, including over £2.0 million of investment in the last three years at the Group's facilities at Swinton, England. This investment has supported the production of new alloys, like ELEKTRON®21, and various applications with companies like BMW, which utilised the division's magnesium alloy casting expertise to assist in the production of their new range of magnesium engine blocks.

In Gas Cylinders, the Group has invested significantly and continues to invest in the expansion of its composite cylinder facilities in Europe and China, to focus on this higher added-value portion of the gas cylinder market. Supported by these investments, unit volume output of composite cylinders more than doubled from 2001 to 2005.

In 2003, within the Group's zirconium chemical operations, £1.5 million was invested to build a new UK-based dedicated plant for the "G4" auto-catalyst product range. Subsequently, the Group spent an additional £2.0 million in scale-up and commissioning costs at the plant and at the Group's US facility. In 2005, further investments were made in the Group's chemical manufacturing facilities to enable an increase in G4 capacity in response to increased demand.

3.     Division Overviews

The following table illustrates the relative contributions of each of the divisions to the Group's consolidated 2005 revenue and operating profits before exceptional items.

	Year Ended 31 December 2005
	Revenue from third parties		Operating profit before exceptional items
	Amount	Percentage	Amount	Percentage
	(£ million)	(%)	(£ million)	(%)
Gas Cylinders	117.4	50.5	7.8	52.7
Elektron	102.4	44.0	6.9	46.6
Speciality Aluminium	12.9	5.5	0.1	0.7

Total Continuing operations	232.7	100.0	14.8	100.0

(a)   Gas Cylinders Division

The table below shows the Gas Cylinders division's products, applications and principal markets, illustrative customers and end-users and the location of its main manufacturing facilities. The Gas Cylinders division represented approximately 51% of the Company's revenue and approximately 53% of its operating profit before exceptional items in 2005.

Products	Application/principal markets supplied	Illustrative customers and end users	Facilities
Gas Cylinders:
High-pressure aluminium and composite gas containment cylinders	Medical Beverage Fire extinguisher Fire-fighters breathing apparatus Industrial gases Scuba	BOC, Air Products Iwatani International Chubb Scott International (Tyco), MSA BOC, Air Liquide XS Scuba	Riverside (3 sites) (California, US) Huntington Beach (California, US) Graham (North Carolina, US) Nottingham (UK) Gerzat (France) Shanghai (China)
Superform:
Superplastically formed Products	Aerospace Automotive Medical	Lockheed BMW (Rolls-Royce), Aston Martin, Ford LTI Metaltech	Worcester (UK) Riverside (California, US)

Business description and activities

The Gas Cylinders division believes that it is the world's leading manufacturer of aluminium and carbon composite high-pressure cylinders. The division manufactures gas cylinders at seven facilities: four in the United States, one in the United Kingdom, one in France and one in China. In 2005, the Group commissioned a new Chinese manufacturing facility to wrap composite cylinders in Shanghai and, after receiving final regulatory approvals in early 2006, the plant is now fully operational.

The Group also has distribution centres located in Australia and the United States and a sales office based in China. In order to maintain market position and enhance operating efficiency, the Group has been rationalising its aluminium cylinders operations in recent years. Most recently in June 2004, the Group closed its Australian manufacturing facilities.

The division also includes two Superform business units, one in each of the United Kingdom and the United States, which produce light, complex-shaped aluminium components principally for use in transportation markets. Superform developed the superplastic forming process and is the largest supplier of superplastically formed aluminium components in the world.

The principal geographic markets for the Gas Cylinders division are the United States, Europe, and Australasia and Asia, which accounted for approximately 51%, 36% and 13%, respectively, of the division's revenue in 2005.

Divisional strategy

The Gas Cylinders division, which principally trades under the names of "Luxfer Gas Cylinders" and "Superform Aluminium", aims to defend its position in mature markets and expand its global position in chosen growth markets. The Group expects to do this by building on the leading position it has established in aluminium and carbon composite products and seeking opportunities to add value. These opportunities include developing applications for new markets, as well as developing new, lighter weight products in traditional markets. In addition to being a manufacturer of products, the Group aims to increase the service and accessory-sales aspects of the division's business. The Group uses its global position to service its globally based customers, which it considers to be an advantage over many of its competitors who are more regionally based. The Group has therefore been well placed for the consolidation of its end-user markets, as seen in the fire equipment and gas-containment industries. In addition, opportunities for organic growth also exist in developing economies and the division has recently expanded its operational presence in China.

The Group's most successful product stream in recent years has been its aluminium-lined composite cylinders, where significant levels of sales growth have been achieved. Strategic acquisitions have enabled the Group to bring in-house the technology used to manufacture these cylinders and establish a major manufacturing operation at Riverside, California. The construction of a continental European composite cylinder manufacturing facility was completed in late 2005 and a smaller manufacturing facility in China is now operational.

The Group faces strong competition in its traditional aluminium cylinder markets and therefore its strategy is to streamline its aluminium operations to ensure it can maintain and improve economies of scale and also exploit the benefits of automation. As part of this strategy, the Group rationalised its aluminium plants from six in 2001 to four by mid-2004. Its service side has also been expanded over the last few years and it now has a well-established testing and refurbishment centre at Riverside, California. The Group is also in the process of developing new products, such as valves and regulators, to complement its core cylinder products.

The division's Superform business seeks to concentrate on those sectors where superplastic forming has a competitive edge over other fabrication processes. Technology used in Superform production processes is particularly well suited to the manufacture of low to medium volumes of complex shapes in aluminium and composite materials, where the advantage of low-cost tooling offsets the higher price.

Products and markets

Aluminium and composite cylinders

The Gas Cylinders division manufactures aluminium cylinders for medical, fire-extinguisher, beverage dispensing and life-support applications, as well as for speciality industrial gases and scuba uses. This division has led the industry's development of carbon composite cylinders which, with a high strength-to-weight ratio, are particularly suitable for use by fire-fighters and other users requiring a lightweight cylinder as part of a self-contained breathing apparatus. In 2006, the division launched its first cylinder products for the compressed natural gas ("CNG") market.

During the 1980s and 1990s, the aluminium gas cylinder market worldwide grew by replacing steel cylinders with aluminium cylinders, particularly in the United States. The US market accounts for approximately 50% of the division's sales of aluminium cylinders.

Overall growth in this market sector has been driven by the inherent benefits of aluminium over steel for such cylinders. These inherent benefits include:

•
it is lightweight (up to 40% lighter than steel for most applications);

•
it is non-corroding and non-reactive; and

•
the finish on aluminium cylinders is considered more cosmetically attractive than that of steel (desirable for domestic fire extinguishers, medical and scuba applications).

Raw steel is less expensive than aluminium on a per tonne basis, but the manufacturing advantages of aluminium often mean that aluminium end products are no more expensive than comparable steel products, particularly with respect to smaller or more complex products. Steel cylinders do compete, however, with aluminium cylinders in a number of applications. For cylinders larger than 50 litres, the market is dominated by steel except with respect to speciality gases, where aluminium's non-reactive properties are important. For cylinders smaller than 50 litres, lightweight steel cylinders compete with aluminium for use in products in which the lightweight and non-corroding qualities of aluminium cylinders are less important. The Group's focus remains in markets where the advantages of aluminium or composite cylinders over steel cylinders remains a key feature and in recent years the principal competition in the major markets in which the Group operates has come from other aluminium and composite cylinder producers.

In recent years, aluminium cylinder demand has contracted and this has had an impact on the Gas Cylinder division and led to surplus production capacity. Together with realising economies of scale, this contraction was a key reason underlying the division's strategy to reduce the number of its aluminium plants from six to four. However, demand for the division's composite cylinders continues to grow, driven by the benefits of composite cylinders over aluminium and steel cylinders. These benefits include:

•
significant weight advantages compared to aluminium and steel cylinders, with a composite cylinder being up to two-thirds lighter than the equivalent steel cylinder; and

•
high strength-to-weight ratio, enabling an increased bar pressure to be used for the same size cylinder and therefore increasing its volume capacity.

Composite cylinder growth has been driven by increased demand from emergency services, which are attracted to the advantages of the cylinders' lightweight characteristics for fire-fighting, life-support and ambulance paramedic applications, where portable air or oxygen is required. Composite cylinder sales volumes grew by 8% in 2005, primarily driven by increased demand in the medical market, although demand fell in the first nine months of 2006 following a change in providers in the UK home oxygen therapy market and delays in the release of funds from the US Federal Emergency Management Agency to fire services in the United States which reduced demand for life support applications. Globally, composite cylinders accounted for approximately 40% of the division's cylinder revenues in 2005.

The European and Australasian markets for aluminium and composite gas cylinders are less developed than the US market, and are more fragmented in terms of competitors and regulations. In addition, the replacement of steel cylinders with aluminium cylinders is less advanced in those markets. The Group estimates that aluminium and composite cylinders currently account for a significantly smaller percentage of all cylinder sales in these less developed markets, and expects these markets to develop in the long term as a result of increased substitution of steel cylinders with aluminium and composite products. In addition, the Group believes that the harmonisation of European Union regulations will contribute to the standardisation of product approval regulations within the European market, thereby making it easier to market products across Europe.

The division's main cylinder markets are as follows:

Breathing apparatus.    Cylinders used in breathing apparatus applications accounted for 30% of the division's cylinder revenues in 2005. The division is a leading manufacturer of carbon composite breathing apparatus cylinders for use by fire fighters and rescue teams. Sales in this market reflects the carbon composite cylinder's weight-to-strength advantage over competing cylinders.

Medical.    The medical market for gas cylinders in the United States and Europe accounted for approximately 22% of the division's cylinder revenues in 2005. The US market for medical cylinders experienced significant growth in the 1990s as the ageing of the population and an increase in respiratory diseases led to a demand for oxygen in the home. This growth slowed down beginning in 2000 and, following the entry into the market of a number of new competitors, has become a highly competitive mature market.

The Group believes that the European market continues to present a significant opportunity for future growth, and recently constructed a European composite cylinder facility at the Company's French subsidiary to better serve this market.

Industrial gases.    Aluminium's non-corroding, non-reactive qualities are essential for industries such as the electronics industry, industries using volatile gases and in applications involving speciality and "wet" gases such as nitrogen oxide and carbon dioxide. This market accounted for approximately 11% of the division's cylinder revenues in 2005.

Fire extinguishers.    Fire extinguishers, which accounted for approximately 13% of the division's 2005 cylinder revenues, remain an important product for the Gas Cylinders division, particularly in Western Europe. In many developed countries, this market is now relatively mature, and sales are expected to be driven by the replacement of cylinders currently in use. The commercial building sector also generates fire extinguisher sales, with the construction of new buildings creating increased demand for fire safety equipment.

Beverage.    The beverage dispensing market, which accounted for approximately 6% of the division's 2005 cylinder revenues, is a mature market with a large, well-established customer base. Gas cylinders are used to carbonate beverages, such as draught beer, as they are drawn from barrels. This market is relatively price-sensitive, as steel cylinders are a viable alternative to aluminium. The Japanese brewery markets recovered slightly in 2005, following years of depression since 2002.

Other cylinders and services.    Other markets within which this division operates include paintball, scuba, inflatables (safety devices for civilian aerospace being a major end-use), automotive and liners, along with cylinder testing and refurbishment services. Together these accounted for approximately 18% of the division's cylinder revenues in 2005. In 2006, the division introduced new cylinder products for the containment of Compressed Natural Gas for alternative fuel powered vehicles.

Superform

The Superform business unit, which accounted for approximately 15% of the division's 2005 revenue, has a proprietary technology that allows it to manufacture aluminium alloy and carbon composite products using super-plastic forming techniques. This process is particularly suited to customers who require small volumes with short lead times and low tooling costs. Superform products are supplied for a wide range of applications, with key markets including the customised specialist cars market, and the specialist electronic, military aerospace and rail transportation markets.

Customers and market position

The Group believes that the Gas Cylinders division has developed several strong global brand identities, which are derived from the quality of its products and high standards of customer service. The "Luxfer" and "Superform Aluminium" brand identities, coupled with a broad product range and strong international distribution network, have enabled the business to achieve a significant market share in its major geographic markets.

The Gas Cylinders division has a broad customer base, both geographically and by number, for each of its product ranges. In total, the top ten customers accounted for approximately 41% of the division's revenue in 2005, and no single customer exceeded 11% of the division's revenue for the year. Customers in certain of these markets, such as the medical and fire extinguisher markets, tend to be highly concentrated insofar as there are relatively few end-product distributors. Superform's major customers tend to vary with the specific bespoke projects it undertakes.

Competition

Aluminium and composite cylinders

As the largest producer of aluminium and composite cylinders, the Group's principal competition comes from a range of smaller manufacturers of aluminium and steel cylinders. Steel products are principally competitive where the special properties of aluminium cylinders are not critical. The most price-sensitive markets are fire extinguisher, medical and beverage dispensing markets. These markets are subject to significant competitive pressures from other aluminium and steel cylinder manufacturers. Steel cylinder competitors include Harsco and Worthington in the United States, Worthington-Heizer in Austria and Faber in Italy. The key aluminium competitor for the Gas Cylinders division is Catalina, a US-based company; other competitors include MES based in Europe, Hymark in the United States and Shanghai High Pressure in China. Pressure Technology and SCI, both in the United States, are the principal competitors for carbon-composite cylinders.

Superform

The main competition comes from other materials, such as plastic, titanium and non-super-plastic aluminium, and also from other manufacturing processes, such as cold stamping and forming. These processes can have high tooling costs and the Group believes it is more difficult to produce complex shapes in uniform densities than it is using Superform techniques. Consequently, direct competition is limited.

Manufacturing process, facilities and plant equipment

Aluminium and composite cylinders

Manufacturing process.    The manufacturing process used by most of the Gas Cylinders division begins with the cold extrusion of aluminium billet to produce a seamless shell. Luxfer France also uses a hot extrusion process, where aluminium billets are pre-heated before extrusion. Using an advanced swaging process, a neck is then formed on the shell before it is heat treated and machined to take the valve fitting. Every cylinder is pressure tested and visually inspected internally to ensure compliance with regulatory safety requirements prior to finishing and distribution. In addition, the Gas Cylinders division manufactures composite cylinders, which are thin-walled aluminium cylinders wrapped in carbon fibre, fibre glass or Kevlar®.

Facilities and plant equipment.    At present, there are four integrated aluminium cylinder production lines at Riverside, California and Graham, North Carolina in the United States, Nottingham in the United Kingdom, and Gerzat in France. In 2004, the Group closed the production line at Sydney in Australia and began utilising spare capacity in Europe and the United States. The key piece of equipment at each of the aluminium plants is the extrusion press, which usually ranges in size from 3,500 to 4,700 tonnes. In the United Kingdom, the Group also has a smaller 500 tonne press. In recent years, the Gas Cylinders division has made a series of investments in its principal aluminium cylinder manufacturing facilities, including a heat treatment facility in the United Kingdom and various production related automation projects in the United States and Europe.

The composite cylinder business uses different production facilities from the aluminium cylinder production lines. The Hydrospin operation, which is based at Huntington Beach, in the United States, spins cylinder liners from both aluminium and steel sheets and machines the neck. The wrapping of these liners to produce a fully wrapped composite cylinder is then performed at Riverside in a separately dedicated facility, which uses spindle wrapping machines. The capacity of this facility has been significantly increased in recent years in response to rising market demand for composite cylinders. In 2005, the Group commissioned additional wrapping facilities at Gerzat in France and Shanghai in China. The Group also produce at Gerzat and at Riverside hoop-wrapped composite cylinders, which use an aluminium cylinder rather than a hydrospin liner.

At Riverside the Group has a dedicated facility to service the cylinder refurbishment market. This service centre tests and refurbishes medical oxygen, industrial and scuba cylinders to an "as new" condition.

Superform

Manufacturing process.    The Superform manufacturing process involves a sheet, made from a range of aluminium super-plastic alloys, being heated and then vacuum formed. The special properties of these aluminium alloys allow complex shapes with multiple curvatures to be formed in a single operation. The component is then trimmed and finished. Finishing may involve drilling, slotting and some fabrication.

Facilities and plant equipment.    Superform has manufacturing facilities at Riverside in the United States and at Worcester in the United Kingdom. The key items of equipment are the vacuum presses, and there are a number of such presses at both facilities. In mid-2003, each location commissioned new additional forming presses, combined with new CNC (Computer Numerically Controlled) operating machines, which facilitated a significant uplift in capacity to meet the rising demand for the Group's Superform technology.

Suppliers and raw materials

Aluminium is the largest single raw material purchased by the division, and the Group's key supplier is Alcan. Aluminium costs continued to be volatile and generally increased during 2005 and the first half of 2006, reaching a peak of approximately $3,200 per tonne in May 2006 and were approximately $2,600 per tonne at the end of September 2006, up from $2,277 per tonne at the end of 2005 and $1,963 per tonne at the end of 2004. Subject, among other things, to the Group's credit constraints, the Group seeks to hedge a portion of its exposure to movements in the price of aluminium, as discussed under "Current trading and prospects—Quantitative and Qualitative Disclosure About Market Risk" below. Other key materials include carbon and glass fibre used in the division's composite products. The Group's main suppliers of these materials are Toray and Mitsubishi. Following increased demand for carbon fibre in the United States for military applications, a carbon fibre shortage existed throughout 2004 and continued into 2005. Although the Group has successfully secured its expected quota for carbon fibre required for 2006 and currently expects to meet its quota for 2007, it has done so at an increased cost, adding to the short term commercial pressures on the business.

(b)   Elektron Division

The table below shows the Elektron division's products, applications and principal markets, its illustrative customers and end users and the location of its main manufacturing facilities. The Elektron division represented approximately 44% of the Group's revenue and approximately 47% of its operating profit before exceptional items in 2005.

Products	Application/principal markets supplied	Illustrative customers and end users	Facilities
MEL Chemicals:
Zirconium compounds	Automotive (catalytic converters) Paper coating (hardening agent) Electro-ceramics (oxygen sensors, capacitors, microwave relays) Engineering ceramics Chemical Synthesis Fuel Cells Refinery	Delphi, Umicore, Engelhard Asia Pulp & Paper, UPM Bosch HiTech BASF Rolls Royce UOP	Swinton (UK) Flemington (New Jersey, US)
Magnesium Elektron:
Magnesium alloys, powders and fabricated products	Aerospace and specialist automotive Defence (anti-tank practice rounds, sea water batteries and decoy flares) Magnesium fuel canisters for Magnox nuclear reactors Steel Automotive Printing	Rolls Royce Armtec, Kilgore Flares BNFL Corus Volkswagen, BMW Hallmark	Swinton (UK) Lakehurst (New Jersey, US) Tamaqua (Pennsylvania, US) Niagara (Canada) Litvinov (Czech Republic) Madison (Illinois, US) Findlay (Ohio, US)

Business description and activities

The Elektron division is comprised of two related business units, which are involved in the manufacture and processing of zirconium and magnesium products, respectively. Each business unit has its principal manufacturing operations in the United Kingdom and the United States.

•
MEL Chemicals, which accounted for approximately 36% of the division's 2005 revenue, is a leading manufacturer of a broad range of chemically derived zirconium compounds. Chemically derived products which are produced by this business unit are more versatile and purer, and are used for more demanding applications. They therefore command a significantly higher added-value premium than natural zirconia or thermally derived products.

•
Magnesium Elektron, which accounted for approximately 64% of the division's 2005 revenue, has a strong market position in the worldwide markets for specialist magnesium products alloys and powders for the nuclear, aerospace, defence, automotive, steel and printing industries. This division has a leading market position in providing the US and European defence and aerospace markets with high performance magnesium alloys and high grade magnesium powders. The Group also believes that by offering a complete alloy development and recycling service, Magnesium Elektron has established a strong relationship with the European magnesium die-casting sector, which is a growing part of the automotive industry.

The principal geographic markets for the Elektron division are Europe and the United States, which, in 2005, accounted for approximately 46% and 44% of the division's revenue, respectively.

Divisional strategy

The strategy for the Elektron division is to develop new products to take advantage of the anticipated growth in applications for zirconium compounds, such as auto-catalysis, electro- and technical ceramics, refinery and chemical catalysis, and water treatment.

The division has also developed its operations in various growth areas for magnesium, such as magnesium recycling whilst continuing to develop added-value alloys for the aerospace and specialist automotive markets. The establishment in 2003 of MENA has enabled the division to develop a range of rolled products that will extend the use of magnesium to a wide range of new applications due to its lighter weight and other properties. In 2002, the Elektron division made a significant capital investment in its magnesium operations by the successful commissioning of a new magnesium processing plant in Litvinov in the Czech Republic. This facility has provided the Group with the additional capacity required to service the growth in demand for recycling, casting and refining of magnesium. These facilities have enabled the Group to build a global specialist magnesium operation centred primarily around the "Magnesium Elektron" brand name and the Group's worldwide reputation in the development and production of high-performance magnesium alloys utilising the Group's extensive knowledge base in magnesium metallurgy.

Since the Management Buy-In, the Elektron division has also made significant capital investment in its zirconium operations, with additional facilities at both the Flemington, New Jersey, and the Swinton facilities. In recent years, the Group has invested significantly in developing, commissioning and scaling up production of a new range of catalyst products, based on its "G4" technology. It is also now developing other new products for a range of environmentally friendly applications, including patented separations technology, and new zirconium oxide products aimed at new solid oxide fuel cell technology.

In August 2006, the Group disposed of the Elektron division's magnesium and zinc die-casting operations as part of its strategy to move away from more commodity-type products and to free up capital to invest in higher value-added niche markets of the Elektron division's magnesium operations. Based in Stockhiem, Germany, this capital intensive business, conducted through the Company's subsidiary Zitzmann Druckguss GmbH ("Zitzmann Druckguss"), had been subject to the significant commercial pressures now being placed on high volume automotive suppliers, and would have been required to invest a proportionately high level of capital in future years to remain competitive, with a risk of only achieving a relatively low return on any new investment. The Group sold Zitzmann Druckguss GmbH for approximately £6.9 million, net of costs, resulting in a loss on disposal of £2.9 million.

Products and markets

Zirconium

The Elektron division manufactures a wide range of zirconium-based compounds, including zirconium solutions and chemically derived zirconium oxides and hydroxides. Zirconium compounds have catalytic, electrical and ceramic properties, as well as strength and durability that make them valuable in a range of applications. They are also environmentally safer in a number of applications than the chemicals they replace, which include lead in paint and formaldehyde in papermaking.

Zirconium compounds play a key role in the reduction in automotive emissions achieved by the newer generations of automotive catalytic converters by enabling them to operate at higher temperatures, thereby allowing them to be placed closer to the engine. Increasingly stringent emission regulations for both petrol and diesel engines have been driving the strong growth in the market for this application. Such tightening regulation is expected to continue to generate long-term growth in this market. The division has developed a range of zirconium catalyst products, including its G4 catalyst oxides, specifically targeted at these markets.

Magnesium

The Elektron division also manufactures a wide range of magnesium products for a number of specialist markets. Magnesium products can be more expensive than aluminium products, but are significantly lighter while offering similar properties. Specialised alloys are typically used where lightweight, high-strength or stable temperature characteristics are important, such as in helicopter gearboxes, which need to be able to operate at high temperatures and without lubrication in an emergency.

Nuclear fuel canisters.    The Elektron division manufactures magnesium fuel canisters for Magnox nuclear reactors in the United Kingdom. The significance of these products is expected to diminish over time, however, as the operating licences of the United Kingdom's remaining Magnox reactors have been extended only until the year 2010, resulting in fuel manufacture expected to cease in 2007.

Magnesium powders.    The division produces magnesium powders, primarily in the United States, with some production in the United Kingdom, which are supplied to the defence industry, steel industry and other industrial markets. Since the acquisition of Hart Metals in 1998, the Elektron division has been the key supplier to decoy flare manufacturers for the US Department of Defense supply programmes.

The division also produces powders which are used as a desulphurisation reagent in the manufacture of low-sulphur steel. It supplies these powders to the US and European steel industry, directly and through wholesalers. In Europe, this sector is under strong competitive pressure and margins are low.

Magnesium alloys and alloy hardeners.    Magnesium alloys have replaced steel and some aluminium alloys in various aerospace applications, such as engine and transmission casings, and specialist automotive applications, such as motor sport engines and transmission parts. Magnesium Elektron has been successful in developing a range of high-performance alloys for use in specialist applications, as well as servicing the more general commercial alloy market. Its technical know-how in this area is highly respected and, in 2004, Magnesium Elektron successfully secured a long-term agreement with BMW to supply a specialist alloy for BMW's new six cylinder engines. This is one of the first major commercial uses of magnesium in the manufacture of engine blocks. In recent years Magnesium Elektron has developed several new aerospace alloys, including Elektron 21, which gained approval as an aerospace alloy in May 2006.

Refining and recycling.    Up to 50% of the magnesium used in the die-casting process is lost as "process arisings". To take advantage of this growing market, the division has developed processes and facilities to refine these process arisings back into high-quality casting grade metal.

Magnesium sheet, coil and plate.    Following the establishment of MENA in 2003, the division supplies magnesium battery sheet and coil, photoengraving sheet and plate and tooling plate. MENA has exceeded initial expectations and the Group plans to invest further in this new operation to develop growth opportunities in future years.

Customers and market position

The Group believes that the Elektron division benefits from a strong competitive position and technical leadership in a number of its key product areas. In 2005, the top ten customers accounted for approximately 38% of the division's revenue. No single Elektron customer accounted for more than 9% of divisional revenue in 2005.

Zirconium

The Group considers that it has a leading position in the world market for chemically derived zirconia. By building strong technical and commercial relationships with customers, the Group believes that the Elektron division has established itself as a principal supplier to many of these customers. These relationships facilitate the sharing of technical knowledge for the development of new products and applications. In particular, the Group is working with automotive catalytic converter manufacturers whose latest technologies favour zirconium compounds. The top ten customers for zirconium products accounted for 22% of the Elektron division's revenue in 2005. No zirconium customer accounted for more than 9% of the divisional revenue during the year.

Magnesium

The Group supplies magnesium powder, magnesium alloys and fabricated products to a wide variety of customers in several different markets. The main end-user markets are aerospace, automotive, defence, steel, nuclear power and photo engraving. Magnesium Elektron has developed strong and close relationships with many of its principal customers and has a formal supply agreement with BNFL for magnesium components. The top ten customers for magnesium products accounted for 27% of the Elektron division's revenue. No magnesium customer accounted for more than 5% of divisional revenue during the year.

Competition

Zirconium

International competition in zirconium compounds has increased significantly in recent years with tough competition from Chinese suppliers, either directly or through the availability of Chinese feedstock to specialist competitors. In the commodity markets, such as paint, it has become increasingly difficult to be able to compete against the Chinese competition. However, in most specialised applications there are a limited number of competent suppliers. MEL Chemicals' key competitors in the more specialist markets are Daiichi Kigenso, W R Grace, Rhodia and Hysci Corporation.

Magnesium

Magnesium Elektron has established itself over a period of more than 60 years as an international supplier of high-quality magnesium products supported by strong technical assistance. This business competes in various specialist niches, and in certain of these it has a leading market share, such as military flares and high-performance alloys. Competition is fragmented and varies from niche to niche, such as competition from Chinese suppliers of magnesium commercial alloys. Magnesium Elektron often complements the operations of large primary producers by providing products and services to specialist markets, which it would not be as cost-effective for these producers to supply or service.

Chinese magnesium continues to be imported in large volumes into Europe. European Union attempts to use anti-dumping duty charges on Chinese pure magnesium to protect European primary producers failed, and Chinese primary magnesium is now the main source for all secondary producers in Europe. In the United States, anti-dumping duties were extended in early 2005 from pure magnesium to all imported Chinese and Russian magnesium alloys (with lower duties applicable to imports from Russian smelters). This has resulted in a sharp rise in magnesium raw material prices within the United States. On 1 January 2006, the export tax rebate on magnesium alloys from China was reduced from 13% to 5% and Chinese producers have been passing this increase on to their customers for all deliveries after that date.

Manufacturing process, facilities, plant equipment and capacity utilisation

Zirconium

Manufacturing process.    MEL Chemicals operates two main manufacturing facilities, one in Swinton in the United Kingdom, and one in Flemington, New Jersey in the United States. Until mid-2003, both these facilities converted zircon sand—a mineral mined in South Africa, Australia and the United States—into zirconium oxide and hydroxides and a wide range of zirconium compounds. However, in 2003, the Group closed the sand cracking processes at New Jersey, formally known as the "front-end" of the process. This was replaced by the purchase of Chinese intermediate product. This step reduced environmental costs and enabled the Group's US operation to focus on the value-added elements of production. The Group's UK facilities continue to process zirconium oxide directly from zircon sand. The Group's zirconium plants use a multi-stage process based on proprietary technology to produce zirconium salts and zirconium oxides, which are differentiated by chemical purity and physical properties.

Facilities and plant equipment.    In recent years, both plants have been extensively modified to cater for demand for speciality products, with substantial investment at the Group's UK location in connection with the development of its new "G4" auto-catalyst product range. The Group's Flemington plant was also upgraded to manufacture the "G4" range in 2003, with some further expansion and upgrades in 2004 and 2005.

Magnesium

Manufacturing process, facilities and plant equipment.    Magnesium Elektron operates a plant in Swinton, United Kingdom on a site shared with MEL Chemicals, a plant in Tamaqua, Pennsylvania, a plant in Lakehurst, New Jersey and a plant in Stoney Creek, Ontario. All four plants mechanically reduce solid magnesium bars and magnesium scrap to produce powder. High-performance and commercial alloys are manufactured in the foundries in the United Kingdom and are cast into ingots, billet, or rolling slab, which are sold to end customers, or are further processed by extrusion and rolling, with further machining and shaping. The Group's US facilities concentrate on manufacturing particulate magnesium by grinding or atomisation.

The Group's custom built Czech Republic plant, commissioned in January 2002, specialises in recycling, casting and refining magnesium alloys. MENA, in Madison, Illinois has a continuous slab and billet casting capability, as well as a large hot rolling mill and down stream finishing operations, and in Findlay, Ohio, a dedicated photo engraving finishing plant.

Suppliers and raw materials

The main inputs for the Elektron division are derivatives of two main raw materials, zircon sand and primary magnesium. It purchases zircon sand from suppliers based in Australia and South Africa for direct processing and an intermediate zirconium product from China. In 2004, the zirconium businesses suffered a significant increase in raw material costs as demand for zircon sand exceeded supply. In 2005, raw material costs stabilised, but the business suffered as the result of increased energy costs in the United Kingdom and the subsequent price rises in commodity chemicals used in the manufacturing process.

Magnesium is sourced from Chinese producers as well as Western producers, such as US Magnesium. The Group foresees no major problems in securing adequate supplies of these inputs for the Group's future needs.

(c)   Speciality Aluminium Division

The table below shows the Speciality Aluminium division's products, applications and principal markets, its illustrative customers and end-users and the location of its main manufacturing facilities. In 2005, the Speciality Aluminium division represented approximately 6% of the Group's total revenue. After several years of trading losses, the business made a return to profitability in 2005, although it continues to confront volatile aluminium prices and higher energy costs.

Products	Application/principal markets supplied	Illustrative customers and end users	Facilities
Seamless and porthole extruded and drawn tubular products	Photocopiers and printers Pneumatic cylinders Hydraulic pump bodies Aerospace Automotive components Tent Poles	Xerox, AEG and Ricoh Aviation Metals RW Rohrabschnitte J&S Franklin	Redditch, Worcestershire (UK)

Business description and activities

The division's operations are conducted through BA Tubes Limited, which manufactures one of Europe's most extensive ranges of tight-tolerance drawn tubes, used in a variety of specialist applications, especially in photocopiers and general engineering. The division has its own foundry for the production of special alloys and recycling of process scrap.

The principal geographic markets for the division are the United Kingdom and continental Europe, which in 2005 accounted for approximately 37% and 53%, respectively, of the division's sales.

Divisional Strategy

The division manufactures bespoke, tight tolerance, tubular aluminium products in a wide range of alloys to meet specific end-use requirements. Because this business has incurred trading losses in recent years, a new strategy was implemented towards the end of 2004 to enable the operation to focus on a lower-volume, higher-value set of products. Accordingly, the business downsized in December by exiting lower-margin markets, which in 2004 had generated revenue of approximately £5 million. The change in strategy enabled the business to return to profitability in 2005, however it is still vulnerable to increasing raw material costs and the high energy costs impacting the United Kingdom.

The division's primarily manufactures its products for the photocopier, automotive component, aerospace and general engineering markets, along with any other bespoke requirements for tight tolerance aluminium tubes. The division works closely with leading original equipment manufacturers ("OEMs") to develop its products to meet particular customer needs, including, for example, in the photocopier sector where it works closely with customers to improve alloys and produce tighter tolerance tubes to meet specific end-user requirements.

The division continues to invest in the OEM and replacement market for photocopier and laser printer drums and rollers. The metal cleanliness and dimensional requirements of these products provide added-value opportunities over and above standard drawn tubes. The division enjoys a market-leading position in the European office equipment market.

Alloy development with end-users continues to be a market in which the division can offer added value, particularly in seamless drawn product applications where structural integrity is paramount.

Products and markets

The division serves a variety of markets and its drawn tube products are used in cryogenic process plants, photocopiers, pneumatic and hydraulic systems and the automotive sector.

The division's aluminium tube products are mainly used as component parts by other manufacturers. Aluminium drawn tubes are also a component part for photocopiers and printers, which this represents an area of future potential growth. The automotive industry uses the division's products as component parts for anti-vibration bushes.

Other industries which use the division's products include the aerospace, building and construction, gases and general engineering industries.

Growth markets in recent years have included the copier tube market, the general engineering applications market via Swiss and German stockists, the automotive applications market in Germany, and the aerospace sector where there has been particular success in fuel pipes and chaff tubes.

Customers and market position

Speciality Aluminium has a large number and wide range of customers across its geographic markets. Its top ten customers accounted for 52% of the division's revenue in 2005, though no customer accounted for more than 13% of revenue during the year. Key customers include Xerox, Ricoh and AEG in the copier sector and Aviation Metals in the aerospace market.

Supply to the general engineering markets in both the United Kingdom and Europe tends to be via stockists, ranging from specialist aircraft tube suppliers, which serve markets such as the hang-glider, helicopter rotor shaft and ejector seat markets, to process machinery builders, which serve the rollers and pneumatic cylinder markets. Previous growth in the automotive sector had been predominantly through third-tier component suppliers, such as RW Rohrabschnitte (formally known as Ulrich Menn) in Germany, who supply cut tube to vulcanisers producing bonded rubber suspension components.

Competition

Alusuisse-Decin is a major competitor, supplying smaller diameter drawn products into Europe, while the main competition for drawn products in the United Kingdom and Germany is from Alu-Unna. Based in Unna, Germany, the company specialises in drawn tube products and has overlapping capabilities up to 260 mm for tubes and hydraulic pump bodies.

Manufacturing process, facilities and plant equipment

Manufacturing process.    The Redditch facility is self-sufficient in the casting of aluminium billet to meet the requirements of its three extrusion presses (5,000, 4,000 and 1,600 tonnes). The finishing operations are divided into three self-contained manufacturing cells (each cell having its own draw benches, straightening and cut-to-length equipment). The configuration of the cells is largely dependent upon product dimensions, with the B-cell producing large tube, the D-cell small tube and the C-cell copier products.

Facilities and plant equipment.    Speciality Aluminium has one operating site, located in Redditch, England. The 4,000 tonne and 5,000 tonne presses at this site produce the more structurally demanding seamless tube products, while the 1,600 tonne press predominantly supplies the photocopier market.

The Group has only one aluminium remelt foundry at Redditch, England, which can absorb process scrap from the Group's manufacturing operations, together with purchased scrap and primary metal.

4.     Other information on the Group's operations

Property

The Company's head office is located at The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP, United Kingdom. The Group's principal operating sites are located in the United Kingdom and the United States, with other operations located in places such as France and the Czech Republic. In general, the Group either owns its operating sites or leases them on a long-term basis with minimum lease terms usually of at least ten years.

Seasonality

The Group has little aggregate exposure to seasonality in respect of demand for its products. However, it has shutdown periods for most of its manufacturing sites during which it carries out key maintenance work on its plants and equipment. The shut-down periods typically last two weeks in the summer and one week around Christmas and consequently lead to reduced levels of activity in the second half of the year when compared to the first half. Third and fourth quarter revenue and operating profit can also be affected by the shutdowns at the plants of various industrial customers. In particular, the Group has found that its fourth quarter results have suffered as many customers reduce their production activity from late November through December.

Environmental Matters

The Group's facilities, like similar manufacturing facilities, are subject to a range of environmental laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with the current and historic use of hazardous substances or materials. If a release of hazardous substances or materials occurs on or from the Group's properties, processes or any off-site disposal location the Group has used, or if contamination from prior activities is discovered at any of the Group's locations, one or more Group companies may be held liable for the costs of remediation, including response costs, natural resource damage costs and associated transaction costs. The Group devotes considerable efforts to complying with, and reducing its risk of liability under, environmental laws, including the development and implementation of a detailed environmental management system.

In view of their long history of industrial use, certain of the Group's facilities have disposal areas or other areas of soil, groundwater or surface water, and process plant contamination that require or are anticipated to require investigation or remediation.

MEI, Flemington.    In June 2001, the Group made the decision to remove contaminated sludge from a lined effluent pond (No.7) at its facility in Flemington, New Jersey. Work began and was expected to have been completed in 2002. Due to difficulties in connection with disposal of the excavated residues, however, this remediation was suspended. The exercise was recommenced in late 2005 and was completed during the first half of 2006. The overall cost of completing the work was approximately £3.0 million.

Luxfer Gas Cylinders, Riverside.    Whilst excavation was taking place for a sewer modification at the Group's Gas Cylinders plant in Riverside, California during 2002, a previously undocumented underground storage tank was discovered. The tank is believed to pre-date any industrial use of the site. The tank was subsequently removed, the hole filled and capped with concrete, and the contaminated soil from the excavation incinerated. The Group estimates that the cost of cleaning up any residual contamination in the soil surrounding the installation, if required, could cost approximately £0.3 to £0.8 million. Investigations continue into whether any groundwater contamination has resulted.

MEL Chemicals, Swinton.    In 1998, MEL Chemicals identified scale contamination to pipes, valves and tanks in a redundant ion exchange plant. More recently, it was identified that radioactive hotspots existed in an unused building on the site. The cost of removal and subsequent disposal on both these matters was estimated at £0.7 million.

Magnesium Elektron, Swinton.    The Group agreed in 2002 to the provision of a performance bond with a probable value of approximately £1.6 million in favour of the UK Environmental Agency ("EA") in order to satisfy a condition for the transfer of the license to operate the Swinton landfill from British Aluminium Limited to Magnesium Elektron Limited. Remediation of the landfill site will likely be required to commence in 2008.

BA Tubes, Redditch.    In 2000, civil works carried out at BA Tubes, Redditch were undertaken as part of the facility's capital expenditure programme. Under the United Kingdom's Integrated Pollution Control regime, and at the request of the EA, soil samples were taken which revealed significant ground water contamination. Further investigations suggest that there were two historic spillages of large quantities of trichlorethylene ("TCE") prior to the Group's ownership of the business. After further consultations with the EA during 2002, it was decided that the original proposal for a pumped treatment system was not sufficiently viable as a long-term solution. Alternative, longer-term containment systems that involve the construction of a permeable reactive barrier, and the merits of TCE hot spot removal, or on-site treatment, are being evaluated as the Group continues to work with the EA to investigate the extent of the contamination. As at 31 December 2005, the Group had a provision of £0.7 million to cover the future costs that would not be of a capital nature.

General Issues.    Under the US Superfund Law or similar laws, the Group may be subject to liability with regard to on-site contamination and off-site waste disposals. The costs and liabilities associated with the identified matters above are not currently expected to be material. However, because additional contamination could be discovered or more stringent remediation requirements could be imposed in the future, there can be no assurance that the costs and liabilities associated with further environmental investigation and clean-up in respect of these matters will not be material.

In 1995, as part of the due diligence carried out prior to the management buy-in, independent environmental consultants were instructed to report on certain of the properties used by businesses now within the Group. The investigations carried out by the consultants included a desk-based review of all of the Group's manufacturing facilities, together with audits of the main manufacturing facilities comprised of site visits and management interviews.

The Group has made and will continue to make revenue expenditures on environmental compliance and related matters. It has spent approximately £1.7 million between 2004 and 2005 on such projects, including investigations at the Group's Redditch Tubes plant, removal of sludge from pond seven at Flemington, and the removal of contaminated soil near to an underground storage tank at one of the Group's cylinder plants.

The Group estimates that its cash expenditures on environmental compliance and related matters will be approximately £3 million in 2006, with the main expense being the £2.6 million of expenditure at the Flemmington plant, and approximately £1 to £1.5 million in 2007. These expenditures primarily relate to removal of the effluent pond at the Group's Flemington facility, the remediation work at the Redditch plant, and the commencement of remediation of the landfill site at Swinton. It is in the nature of environmental remediation that the actual size of the problem becomes clearer as remediation is undertaken, and so the actual cost could be much higher than the Group's estimate.

The Group has taken the future estimated expenditure into account in its ongoing financial planning and expects to fund it from the operating cash it generates. Based on the information available, the Group does not believe that there are any other environmental liabilities or issues of non-compliance that will have a material effect on its consolidated financial position taken as a whole. Future changes in environmental laws and regulations or other developments could, however, increase environmental expenditure and liabilities, and there can be no assurance that such costs and liabilities in any given year will not be material.

Environmental Management Systems.    Following the completion of the Management Buy-In, the Group retained independent environmental consultants to design and implement an Environmental Management System (EMS) for the purpose of monitoring and taking remedial action in respect of the issues which were identified in the course of the Management Buy-In due diligence. This work led to the adoption of a corporate environmental policy and the development of an EMS manual used by all the facilities acquired at that time. Subsequent to the original Management Buy-In, all new facilities have been the subject of stringent environmental due diligence.

On all sites, the Group seeks to take a proactive approach to environmental issues. During 2006, two of the Group's sites achieved ISO 14001 certification and several other sites are actively working towards achieving the same during 2007.

Legal Proceedings and Related Matters

See section E—"Litigation" below for a description of certain legal proceedings and related matters in which the Group is engaged.

5.     Current trading and prospects

The following information should be read in conjunction with the audited consolidated financial statements of the Group for the year ended 31 December 2005 and the unaudited consolidated condensed financial statements of the Group for the nine months ended 30 September 2006, and the notes thereto, which are included in Schedule 1 to this document. The discussion below includes forward-looking statements that involve risks and uncertainties. You should review the sections under "Risk Factors" and "Forward-looking Statements" set forth in section D of Part Six of this document for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

The Group results presented are reported under International Financial Reporting Standards as adopted for use in the European Union ("IFRS"). In prior years the Group reported under UK GAAP, and the results for 2004 have been restated from UK GAAP to IFRS. Further information regarding the changes made is presented in Note 31 of the Group's audited consolidated financial statements for the 2005 financial year.

Nine months to 30 September 2006 compared to the nine months to 30 September 2005

Unaudited consolidated Income Statement for the nine months to 30 September 2006

Continuing operations	Nine months to 30 September 2006	Nine months to 30 September 2005
	£ millions (except as indicated)	£ millions (except as indicated)
Revenue by division:
Gas Cylinders	91.0	90.1
Elektron	83.8	75.7
Speciality Aluminium	10.7	10.2
Eliminations	(0.1)	—

	185.4	176.0
Cost of sales	(148.3)	(141.7)

Gross profit	37.1	34.3
Distribution costs	(4.4)	(4.9)
Administrative expenses	(18.1)	(18.2)
Other income	—	0.4

TRADING PROFIT	14.6	11.6
Trading profit by division:
Gas Cylinders	5.4	6.8
Elektron	9.5	4.6
Speciality Aluminium	(0.3)	0.2

	14.6	11.6
Operating exceptional items	—	(0.3)

OPERATING PROFIT	14.6	11.3
Loss on disposal of business	(2.9)	—

PROFIT ON OPERATIONS BEFORE INTEREST AND TAX	11.7	11.3
Finance costs:
Interest costs	(12.2)	(10.8)
Preference share dividend	(4.1)	(3.9)

LOSS BEFORE TAXATION	(4.6)	(3.4)
Taxation	(3.6)	(2.8)

LOSS FOR THE PERIOD AFTER TAXATION	(8.2)	(6.2)

Loss attributable to equity shareholders	(8.2)	(6.2)
OTHER GROUP FIGURES
EBITDA before exceptional items(1)(2)	20.7	17.5
Return on sales(3)	7.9%	6.6%

(1)
"EBITDA" consists of operating profit before the non-cash items, depreciation amounts and amortisation. Depreciation and amortisation amounts include impairments to fixed assets, where they are reflected in the financial statements of the Group as increases in accumulated depreciation or amortisation. Management believes that the presentation of EBITDA enhances an understanding of the Group's financial condition, results of operations and cash flows. This is because EBITDA is used as an indicator of the Group's ability to satisfy debt service obligations, capital expenditure requirements and other operational needs. In addition, EBITDA is a key performance indicator used by the investment community, particularly the corporate high yield bond market, to estimate current borrowing capacity, the financial risk of outstanding debt obligations, and the long-term value of cash flows. However, EBITDA should not be considered in isolation by investors as an alternative to operating income, as an indicator of the Group's operating performance, as an alternative to cash flows from operating activities or as a measure of the Group's profitability or liquidity. EBITDA is not a measure of financial performance under IFRS and EBITDA may not be indicative of historic operating results, and is not meant to be predictive of potential future results. EBITDA measures presented herein may not be comparable to other similarly titled measures of other companies. While EBITDA is not a measure of financial performance under IFRS, the EBITDA amounts presented have been computed using IFRS amounts.

(2)
"Exceptional items" relates to exceptional operating items included in the calculation of operating profit.

(3)
"Return on sales" is measured as trading profit as a percentage of revenues.

The Group continues to face challenging macro-economic pressures. The Group estimates that the Group's main input costs, including aluminium, carbon fibre, commodity chemicals and energy, have increased by £9 million in the last nine months compared to the first nine months of 2005. In response, the Group has extended its cost reduction programme, initiated in 2005, across all divisions and implemented price increases designed to recover the rise of these input costs.

As a result of these initiatives, EBITDA before exceptional items for the first nine months of 2006 was £20.7 million, £3.2 million ahead of the same period last year.

Revenue

Group revenue increased by £9.4 million in the first nine months of 2006. After adjusting for the sale of Zitzmann Druckguss, which had contributed an additional £1.4 million of revenues for the same period last year, £7.9 million of the improvement was a result of price increases, £2.1 million of the increase was from net volume and sales mix changes and £0.8 million from a stronger average US dollar exchange rate for pounds sterling. At constant exchange rates and after eliminating the effect of the sale of Zitzmann Druckguss, revenue was up by 4.9% compared to the first nine months of 2005.

Gas Cylinders

For the first nine months of 2006, divisional revenues for Gas Cylinders were up by £0.9 million compared to the first nine months of 2005, with £0.3 million of this gain relating to favourable exchange rates. Sales price increases introduced to recover higher input costs accounted for an additional £6.1 million of revenues, while reduced volumes had a negative impact of £5.5 million on revenue. Composite cylinder sales revenues were 8% lower than last year because of a reduction in demand for hoop-wrapped cylinders, following a change in the providers of cylinders in the UK home oxygen therapy market, although some signs of recovery were apparent during the last month of the period. Composite cylinder revenues also declined due to weakened demand in the United States for life support applications used by the emergency services, which is believed to be linked to federal funding allocations in the United States not being released when expected. Recent regulatory authorisations in the United States have approved large composite cylinders manufactured by the division for use in alternative fuel vehicles ("AFVs"). The division completed its first sale of these cylinders in the third quarter of 2006, and the Group believes that the AFV market may provide an important source of growth for the division's sales of composite cylinders in the future. Sales of Superform products also declined, particularly in the United States, as several large projects concluded.

In contrast, aluminium cylinder revenues were up by 12% from the first nine months of 2005, as a result of higher unit volumes and increased pricing. The increased volume in aluminium cylinders arose from winning new business in the fire extinguisher market and stronger demand in the beverage and industrial cylinders markets.

Elektron

The Elektron division increased revenues by £8.1 million to £83.8 million in the first nine months of 2006 compared to the same period in 2005. Sales volume and mix increases accounted for £6.1 million, price increases for £2.9 million and exchange rate movements for £0.5 million of this gain. Revenues in the division were negatively impacted by the sale of the division's German die-casting operation, Zitzmann Druckguss, which contributed £1.4 million more to the division's revenue in the first nine months of 2005 compared to 2006. The improvement at constant exchange rates was approximately £7.6 million, or 10%.

Within the division's magnesium operations, the Group achieved higher sales of high performance alloys, magnesium sheet and die-cast parts. Magnesium powder volumes were also higher for use in military flares, steel desulphurisation and other commercial applications. Sales of lower graded magnesium alloys were down on the prior year and recycling revenues remained fairly flat. Before any exchange rate translation impact, magnesium revenues were up by a total of 10% (12% when excluding the disposal of Zitzmann Druckguss) compared to the first nine months of 2005.)

Zirconium chemical revenues also improved over the period, with an 18% increase compared to the first nine months of 2005, before any exchange translation impact. This increase was primarily driven by increased sales of catalysts, including increased sales of products used in chemical-catalysis and auto-catalyst applications. The majority of catalyst oxide sales were for G4 auto-catalysis products used in three way catalytic converters for petrol engine vehicles, but sales were also made for industrial chemical catalysts. In addition, during the period, the division made its first commercial sales of diesel auto-catalysis products, with a major original equipment manufacturer introducing the technology into its diesel engine range. Overall, the business was operating at close to full capacity during the first nine months of the year.

Speciality Aluminium

Speciality Aluminium increased its revenues by £0.5 million, to £10.7 million for the period. The volume of sales was lower, but the mix of products has been steadily improving due to the division's continuing focus on higher value-added products, especially seamless drawn tubes. The division had been severely impacted by higher aluminium and energy costs and took necessary pricing measures to try to recover these costs increases, which, to a degree, had a negative impact on sales volumes.

Gross profit

Gross profit was £37.1 million for the first nine months of 2006, £2.8 million ahead of the same period last year. For the nine months ended 30 September 2006, gross profit margins increased slightly to 20.0%, compared to the 19.5% margin achieved a year earlier, notwithstanding the significant increase in input costs in the interim. The recovery of the gross margin to 20% of revenue reflects the Group's determined efforts to improve profitability by reducing both direct and overhead costs, whilst at the same time seeking to recover the higher raw material and utility costs through price increases.

Distribution and administrative expenses

During the first nine months of 2006, distribution and administration costs at £20.5 million were £0.2 million lower than levels for the first nine months of 2005, with inflationary pressures being offset by cost control initiatives.

Trading profit

Trading profit, at £14.6 million, represents a £3.0 million improvement over the first nine months of 2005, and includes an exchange translation benefit of £0.1 million. These gains were achieved despite an increase in raw material and utility costs of approximately £9 million.

Gas Cylinders

Gas Cylinders trading profit fell to £5.4 million, compared to £6.8 million in the prior period. This division suffered from the sharp increase in the cost of its main raw materials, aluminium and carbon fibre, along with a significant increase in energy costs. To counter this trend, the division implemented certain price increases, although it proved difficult to recover these increased costs, particularly in the most price sensitive markets, including the US medical market. The Gas Cylinder division's profitability was also impacted by a reduction in the volume of higher value-added composite cylinders and Superform products sold. As in the rest of the Group, the division has implemented significant cost reduction initiatives over the last few periods, and the benefits of these actions have helped limit the pressure on margins and trading profits coming from increased raw material and energy prices. The Gas Cylinders division incurred approximately £5.2 million of increased raw material costs during the period.

Elektron

The Elektron division made a trading profit of £9.5 million for the first nine months of 2006, compared to £4.6 million in the first nine months of 2005. The division improved profits across its principal operations, with increased volumes of higher value-added products such as magnesium powders, high performance alloys and auto-catalysts all having a significant profit impact. Improved production efficiencies and a series of cost reduction measures also contributed to the division's increased profitability, despite increases in input costs of approximately £2.2 million over the corresponding prior period.

Speciality Aluminium

The Speciality Aluminium division made a loss of £0.3 million for the first nine months of 2006. The division confronted very significant increases in aluminium and energy costs, especially in the first quarter of the year. Further price increases implemented during the second quarter enabled the division to recover part of the increased aluminium and energy costs. As a result of these price increases, volumes at the division declined, although recent orders indicate that this trend may be reversing. Energy costs began to decline in the Spring of 2006, but average aluminium costs continued to increase further.

Exceptional items

Net exceptional operating charges were £nil in the first nine months of 2006. However, the Group incurred £0.7 million of exceptional environmental costs for the additional one-off clean-up costs relating to the removal of a salting pond at the Group's Flemington, New Jersey zirconium chemical facility during the early part of 2006 and £0.1 million of additional rationalisation costs. These charges were offset by an actuarial gain of £0.8 million resulting from the closure of the Group's US death benefit scheme for retired employees.

Loss on disposal of business

During August 2006 the Group sold Zitzmann Druckguss GmbH for approximately £6.9 million net of costs, resulting in a loss on disposal of £2.9 million.

Finance costs

The Group's finance costs have two separate elements, interest costs and an accounting charge for unpaid preference share dividends. Interest costs were £12.2 million for the first nine months of 2006, compared to £10.8 million in the prior year. This increase is a result of a £1.3 million additional charge for the costs relating to the members of the Group entering into a new revolving credit facility in April 2006. The preference share dividend relates to the cumulative 5% dividends due thereon and is disclosed as part of "Finance Costs' to be consistent with the treatment under IFRS of these preference shares being accounted for as a liability rather than shareholders' funds. If the Schemes are approved and declared effective by the Court, the accrued preference share dividend will be cancelled as part of the Shareholder Scheme.

Taxation

The taxation charge was £3.6 million for the first nine months of 2006, compared to £2.8 million for the same period last year. The charge relates mainly to the level of taxable profits at the Group's US operations.

Loss on activities after taxation

The Group made a loss after tax of £8.2 million in the first nine months of 2006 compared to a loss in the prior period of £6.2 million. The higher loss is attributable to the exceptional environmental expenditure, the £2.9 million loss on disposal of business arising as a result of the disposal of Zitzmann Druckguss and higher finance costs.

Year Ended 31 December 2005 versus Year Ended 31 December 2004

The table below summarises the consolidated financial record of the Group for each of the two years in the period ended 31 December 2005. It has been derived from and should be read in conjunction with the Group's 2005 audited consolidated financial statements. The financial statements have been prepared under IFRS and a discussion of the impact of the Group's critical accounting policies can be found under "Critical Accounting Policies".

	Year ended 31 December
	2005		2004
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(£ million)	(%)	(£ million)	(%)
Revenue:
Gas Cylinders	117.4	50.5	110.5	48.7
Elektron	102.4	44.0	99.2	43.8
Speciality Aluminium	13.1	5.6	17.3	7.6
Inter-segment sales	(0.2)	(0.1)	(0.2)	(0.1)

Continuing operations	232.7	100.0	226.8	100.0
Cost of sales	(188.2)	(80.9)	(183.7)	(81.0)

Gross profit	44.5		43.1	19.0
Net operating expenses before exception items	(29.7)	(12.7)	(29.1)	(12.8)
Trading profit
Gas Cylinders	7.8		8.2
Elektron	6.9		7.2
Specialty Aluminium	0.1		(1.4)

Continuing operations	14.8	6.4	14.0	6.2

Exceptional items	1.6	0.7	(1.4)	(0.6)
Operating profit	16.4	7.0	12.6	5.6
Disposal of fixed assets	—	—	1.8	0.8
Finance costs:(1)
Preference share dividend	(5.2)	(2.2)	—	—
Interest payable, net	(14.4)	(6.2)	(14.1)	(6.2)

Profit/(loss) before taxation	(3.2)	(1.4)	0.3	0.2
Taxation	(3.2)	(1.4)	(3.7)	(1.6)
Loss after taxation on continuing operations	(6.4)	(2.8)	(3.4)	(1.4)
Loss from discontinued operations	(0.2)	(0.1)	(0.2)	(0.1)
Preference share dividend	—	—	(5.4)	(2.4)
Loss for the financial year	(6.6)	(2.9)	(9.0)	(3.9)

(1)
The Group adopted IAS 32 and 39 on 1 January 2005 without any restatement of prior years. Following adoption, the preference share dividend is now disclosed as part of Finance Costs. In prior years the preference share dividend was disclosed as an appropriation of profits after taxation.

	Year ended 31 December
	2005		2004
	(£ million)		(£ million)
Other data:
Amounts computed using IFRS:
Total Group data:
Operating profit	16.4		12.6
Depreciation and amortization after exceptionals(3)	8.0		8.0

EBITDA after exceptionals(1)(2)	24.4		20.6

EBITDA margin after exceptionals(3)	10.5%		9.1%
Operating profit before exceptionals(2)	14.8		14.0
Depreciation and amortization before exceptionals(3)	8.0		8.0

EBITDA before exceptionals(1)(3)	22.8		22.0

EBITDA margin before exceptionals(2)(3)	9.8%		9.7%
Cash inflows from operating activities	12.7		10.8
Cash outflows from investing activities, including capital expenditure	(6.8)		(4.1)
Cash outflows from financing activities	(7.0)		(9.6)
Ratio of EBITDA to net interest(4)	1.7	x	1.5	x
Ratio of EBITDA before exceptionals to net interest(2)(4)	1.6	x	1.6	x
Balance Sheet Data (at 31 December):
Amounts computed using IFRS:
Cash	5.9		6.9
Total assets	174.2		171.8
Working capital(5)	33.8		27.6
Long-term debt	129.9		129.5
Total debt	141.6		134.1
Net debt(6)	135.7		127.2
Redeemable preferred stock	108.1		102.9
Equity attributable to the equity holders of the parent	(139.8)		(35.7)
Ratio of total debt to EBITDA(1)	5.8	x	6.5	x
Ratio of net debt to EBITDA(1)(6)	5.6	x	6.2	x
Ratio of total debt to EBITDA before exceptionals(2)	6.2	x	6.1	x
Ratio of net debt to EBITDA before exceptionals(2)(6)	6.0	x	5.8	x
US GAAP:(7)
Amounts computed using US GAAP:
Operating income—continuing operations	12.4		12.0
Depreciation and goodwill amortisation	8.0		8.0

EBITDA—continuing operations(1)	20.4		20.0

Income/(loss)—continuing operations	(4.2)		(4.9)
Income/(loss)—discontinued operations	(0.2)		(0.2)
Extraordinary items	—		—

Net income/(loss)	(4.4)		(5.1)

Cash inflows from operations	(1.3)		(2.9)
Cash inflows/(outflows) from investing	(6.9)		(4.2)
Cash inflows/(outflows) from financing	7.1		4.2
Cash	5.9		6.9
Total assets	181.9		178.4
Working capital	35.3		30.1
Long-term debt	131.4		131.4
Total debt	143.1		136.0
Net debt	137.2		129.1
Redeemable preferred stock	119.1		113.9
Shareholders' equity/(deficit)	(146.4)		(142.7)

(1)
"EBITDA" consists of operating profit before the non-cash items, depreciation amounts and amortisation. Depreciation and amortisation amounts include impairments to fixed assets, where they are reflected in the financial statements of the Group as increases in accumulated depreciation or amortisation. Management believes that the presentation of EBITDA enhances an understanding of the Group's financial condition, results of operations and cash flows. This is because EBITDA is used as an indicator of the Group's ability to satisfy debt service obligations, capital expenditure requirements and other operational needs. In addition, EBITDA is a key performance indicator used by the investment community, particularly the corporate high yield bond market, to estimate current borrowing capacity, the financial risk of outstanding debt obligations, and the long-term value of cash flows. However, EBITDA should not be considered in isolation by investors as an alternative to operating income, as an indicator of the Group's operating performance, as an alternative to cash flows from operating activities or as a measure of the Group's profitability or liquidity. EBITDA is not a measure of financial performance under IFRS or US GAAP and EBITDA may not be indicative of historic operating results, and is not meant to be predictive of potential future results. EBITDA measures presented herein may not be comparable to other similarly titled measures of other companies. While EBITDA is not a measure of financial performance under IFRS or US GAAP, the EBITDA amounts presented have been computed using IFRS or US GAAP amounts. The calculation of each EBITDA figure has been presented in this table so as to show its derivation from operating profit. Under IFRS, operating profit is presented for continuing operations only, and is disclosed before and after exceptional items. Therefore, EBITDA has been reconciled to the same separately disclosed items of operating profit, thereby maintaining the same standard of disclosure for EBITDA as for operating profit.

(2)
"Exceptionals" relates to exceptional operating items included in the calculation of operating profit. In 2005, an exceptional credit of £1.6 million was made arising from a £3.7 million credit as a result of the decision to curtail the US defined benefit pension scheme. This was offset by a further charge of £0.6 million for rationalisation costs, mainly in the Group's Elektron division and a £1.5 million charge for future environmental costs at the Group's UK and US zirconium operations. In 2004, a charge of £1.4 million was made comprising of £0.8 million for rationalisation costs and £0.6 million for future environmental costs.

(3)
EBITDA margin represents EBITDA as a percentage of revenue.

(4)
In the ratio of EBITDA to net interest expense, "net interest expense" relates to the charge through to the income statement for net interest payable.

(5)
Working capital comprises stocks and debtors, less creditors falling due within one year, excluding dividends, taxation, bank overdrafts and short-term debt.

(6)
Net debt comprises total debt minus cash.

(7)
US GAAP differs in certain significant respects from IFRS. Reconciliations of profit for the financial year and shareholders' funds are set out in Note 32 to the 2005 consolidated financial statements.

Group Overview

Revenue

The Group generated revenue at £232.7 million in 2005, an increase of £5.9 million compared to 2004. Of this revenue growth, £1.8 million was attributable to gains on currency translation, with £1.4 million of this gain attributable to the US dollar appreciating slightly against the pound sterling in the second half of 2005. Revenue in 2005 was negatively impacted by the Group's decision in late 2004 to downsize the Speciality Aluminium division, which resulted in the Group exiting markets that had contributed £5 million to revenues in 2004. Eliminating the exchange rate benefit and adjusting for the downsizing of the Speciality Aluminium division, the Group achieved growth of 4% in underlying revenues from 2004, on a like-for-like basis.

Gross Profit

The gross profit margin of the Group in 2005 was 19.1%, compared to 19.0% in 2004. The gross profit margin was maintained despite increased raw material and energy costs, which are estimated to have cost the Group an additional £5.3 million in 2005 compared to 2004. The gross profit margin was maintained in 2005 through operational efficiency gains from cost improvement initiatives and by increasing sales prices in an attempt to recover an element of the increased input costs.

Net Operating Expenses Before Exceptional Items

At £29.7 million in 2005 compared to £29.1 million in 2004, overall underlying operating expenses remained tightly controlled throughout 2005. The increase in operating expenses due to the translation of expenses denominated in foreign currencies to pounds sterling was approximately £0.2 million, resulting in an underlying increase of 1% year-on-year.

Trading profit

Trading profit at £14.8 million in 2005, was 6%, or £0.8 million, higher than 2004. The translation impact on profits as a result of the stronger US dollar was a favourable gain of £0.1 million.

Exceptional Items

In 2005, the Group realised a net gain of £1.6 million on exceptional operating items. A curtailment gain of £3.7 million was realised in 2005 on the closure of the Group's principal defined benefit retirement plan in the United States. The closure of the plan is expected to reduce costs in future years, with no new employee benefits accruing after 31 December 2005. In addition, the Group also continued to further rationalise its operations, and in 2005 an additional net charge of £0.6 million was made in connection with these rationalisation efforts.

Also at the end of 2005, a £1.5 million exceptional charge was made for environmental work that was expected to be conducted in 2006 at the Group's zirconium operations at its Flemington New Jersey plant. The work was completed in the first half of 2006 and an additional charge of £0.7 million was recorded on the 2006 income statement as the final cost of remediation was higher than anticipated at the end of 2005.

Finance costs

Net interest payable was £14.4 million in 2005, compared to £14.1 million in 2004. The increase stemmed from increased utilisation of the Group's short-term borrowing facilities during the year.

In 2005, finance costs included a charge for the preference share dividend, which was disclosed as an appropriation after tax in 2004. The adoption of IAS 32 and IAS 39 as at 1 January 2005, with no 2004 restatement, has resulted in this mismatch in the income statement between 2005 and 2004. Though reported differently in each year, there has been no change in the terms of the preference share dividend, and the amount charged in 2005 was £5.2 million, based on a cumulative dividend of 5%. This reporting disclosure change has resulted in the total net finance costs increasing to £19.6 million in 2005 compared to £14.1 million in 2004.

Taxation

In 2005, the Group incurred a taxation charge of £3.2 million on a loss before tax of £3.2 million. As in previous years, the Group paid no tax in the United Kingdom as a result of its tax losses after interest costs, including interest paid on the Senior Notes, but did pay taxes in some of its overseas locations which were profitable on a pre-tax basis. The taxation charge for 2005 related primarily to the Group's US operations.

Loss for the Financial Year

After taxation and the loss from discontinued operations of £0.2 million in 2005 and 2004, the Group made a loss of £6.6 million in 2005 compared to a loss of £3.6 million in 2004. The discontinued losses relate to the Group's now closed building contracts operation.

Divisional Results

Gas Cylinders Division

Revenue.    The Gas Cylinders division increased sales revenue by 6% to £117.4 million in 2005, compared to £110.5 million in 2004. The divisional revenue increased £0.8 million as a result of favourable US dollar exchange rates in 2005. Of the remaining £6.1 million increase, £2.7 million of the increase in divisional revenue was achieved by the Group's Superform operations as it realised the benefits of several contracts such as the Ford GT programme and an extension of the division's F22 fighter contract into 2005.

The balance of £3.4 million of increased revenues in 2005 related to the Group's gas cylinder operations. Composite cylinder unit volumes increased by 8% in 2005, primarily driven by increased demand for the Group's new medical products in European markets. The division was successful in winning a number of new contracts to service the newly privatised home oxygen therapy initiative launched in the United Kingdom. Composite life support markets remained relatively stable after a period of growth in prior years and there was little change in aluminium cylinder volumes. Lower revenues from the fire extinguisher market were offset by a growth in revenues from the industrial, beverage and medical markets.

Trading Profit.    Gas Cylinders made a profit of £7.8 million in 2005, 5% or £0.4 million less than 2004. Although divisional revenue in 2005 was ahead of 2004 revenues, profitability was affected by increased raw material and energy costs, all of which were significantly higher in 2005. These costs were offset in part by the savings made by the division following the closure of its Australian aluminium plant in 2004.

With increased sales, the Group's Superform operations contributed an additional £0.8 million to the divisional profit in 2005.

Elektron Division

Revenue.    The Elektron division increased revenue by 3% to £102.4 million in 2005, compared to £99.2 million in 2004.

The Group's zirconium chemical operation increased revenues by 16%, with its new G4 auto-catalyst products continuing to increase market share. Catalyst volumes were up 16% year-on-year and revenues from catalyst products were up 35% over the same period. The overall mix of sales of the business continued to change, with sales of traditional zirconium chemicals continuing to decline throughout the year. The business increased its production capacity of its new catalyst products, with its US operation now confirmed as an approved supplier by a number of key customers. By the end of the year, the division had almost reached full capacity in production of its G4 range.

The Group's magnesium operations experienced a more difficult year, with revenue down by 3% in 2005 compared to 2004. The main reason for this decrease was a weaker European automotive market resulting in lower volumes in the Group's magnesium die-casting and recycling businesses, with volumes down 21% and 32%, respectively compared to the prior period. Mitigating this decrease were increased sales under the Group's BMW alloy contract. The Group's US magnesium casting and rolling facility continued to prosper, and sales were up by 8% in 2005 compared to 2004, with an increase in sales of its specialist photo-engraving plate. Despite the reduced demand from Formula One teams after the change in FIA rules, the division's high performance alloy sales remained at similar levels to 2004 as a result of stronger aerospace demand. The Group's Magnesium Elektron business also started to make sales of its new high performance alloy, Elektron 21. Whilst sales of military powders remained high, they were below 2004 levels because of protracted contract negotiations with one of the Group's major customers, which was resolved by the end of 2005.

Trading Profit.    Operating profit for the Elektron division was £6.9 million in 2005, a decline of 4% compared to £7.2 million in 2004. The division's operating performance was significantly impacted by increased raw material and rising energy costs in 2005, coupled with a decline in volumes in the division's magnesium die-casting and recycling businesses. Mitigating these negative factors were increased G4 catalyst sales and an achievement of some price increases for certain products.

Speciality Aluminium

Revenue.    Following the strategic decision to downsize the division and focus only on higher value-added aluminium drawn tubes, Speciality Aluminium's revenue fell to £12.9 million in 2005, from £17.1 million in 2004. The division had exited product areas that accounted for approximately £5 million of revenues in 2004. During 2005, the division was successful in gaining some new contracts for its drawn tubes products, and the sale revenue of £12.9 million was ahead of expectations for the continuing portion of the business segment, with sales to the military sector increasing.

Trading profit.    The division achieved a significant turnaround in operating performance by recording a trading profit of £0.1 million in 2005, compared to a loss of £1.4 million in 2004. The success of the turnaround was attributable to the Group's new strategy to reduce exposure to lower margin markets and focus on higher value-added drawn products. Margins improved despite the increased price of aluminium and higher energy costs in 2005.

Liquidity and Capital Resources

Liquidity

The Group's liquidity requirements arise primarily from obligations under its indebtedness, capital expenditures and the funding of working capital. Historically, the Group met these requirements through cash flow from operating activities and amounts available under its debt and working capital facilities. The Group currently has a revolving credit facility of up to £45 million, which expires in March 2009, to fund its liquidity needs. See "Banking facility arrangements". The Group's principal liquidity needs are:

•
servicing the interest payments on the Senior Notes due on 1 May and 1 November each year, along with any interest payments due in relation to borrowings on the revolving credit facility;

•
capital expenditure requirements (see "Capital Expenditure" below); and

•
working capital requirements, particularly in the short-term, as the Group aims to achieve sales growth.

Although the Group has made no large acquisitions in the last few years, it does from time to time consider acquisitions or investments in other businesses that it believes would be appropriate additions to the Group. Any such acquisitions or investments in the future may require additional funding.

The Group operates a robust cash and trading forecasting system that imposes tight controls on its operating businesses with regard to cash management. Regularly updated forecasts are used to plan liquidity requirements, including the payment of interest on the Group's indebtedness, capital expenditure and payments to its suppliers. Although the Group has generated cash sufficient to cover most of its liability payments, it also relies on its revolving credit facility to provide sufficient liquidity. The Group's credit facility is further explained below under "—Net debt—Banking facility arrangements", and is due for renewal in April 2009.

The Group's liquidity and ability to raise additional debt is constrained by its high level of current debt when compared to current earnings. The Group's net debt position has increased since 2004, with working capital increasing to support higher sales activity and higher raw material costs. Beginning in 2004 and continuing in 2005, the Group drew-down a total of £11.3 million on its short-term revolving credit facility to help meet its financial obligations. The Group's net debt position at 30 September 2006 of £132.6 million decreased by £3.1 million from its net debt position as of 31 December 2005 of £135.7 million. This reduction was helped by the use of the proceeds from the sale of Zitzmann Druckguss to pay down amounts outstanding under its revolving credit facility. Despite this slight decrease, the Group has a high level of committed interest payments to make each year and a high fixed cost base. More generally, as of 30 September 2006, the Group had net liabilities of £152.5 million, with total liabilities of £330.2 million against total assets of £167.7 million. These factors combine to increase the Group's liquidity risks and the overall financial risks of the Group. The Group is therefore more vulnerable to external shocks. In addition, certain divisions rely on certain market segments for a large percentage of their business. For example, the Elektron division sells approximately 40% of its products into the automotive market, and though a proportion of this is in very specialised sectors, a major downturn in this industry could have a significant impact on the Group's liquidity. In addition, the Group is susceptible to unexpected general economic shocks, particularly in the United States and Europe. Following the terrorist attacks of 11 September 2001, for example, the Group experienced a temporary, but significant, increase in its working capital requirements due to delays in order uptake by customers and delays in customers making payments when due.

The Group believes that in the long term, cash generated from its operations will be adequate to meet its anticipated requirements for working capital, capital expenditure and interest on its indebtedness. In the short term, the Group believes that it has sufficient credit facilities to draw on to cover any variation in its cash flow generation. However, any major retirement of indebtedness will be dependent on approval of the Reorganisation or, if that is not approved, on the Group's ability to raise alternative financing or to realise substantial returns from the sale of operations. Also, if the Reorganisation were not approved, the Group's ability to expand operations through sales development and capital investment would continue to be limited by liquidity constraints, which in turn would impact the profitability of the Group's operations.

If implemented, the proposed Reorganisation will result in a significant reduction of the debt and interest expense of the Company and the Group, removing certain constraints on capital investment and hedging that have impacted the Group's operations in recent periods. The £131.4 million aggregate principal amount of the Group's outstanding Senior Notes held by third parties, which bear interest at 10.125% per annum, would be exchanged for, among other things, £71.6 million aggregate principal amount of New Notes (including £3.1 million of New Notes raised through a separate offering), which bear interest based on six month LIBOR and have a component of interest that may, at the option of the Company, be paid in kind. See Part Two of this document for the principal discussion of the Reorganisation.

The Group's ability to maintain or increase the generation of cash from its operations in the future will also depend significantly on the competitiveness of its products and, consequently, the level of demand for them, as well as the continued success of cost reduction measures in the Group's fixed cost base. However, there can be no assurance that the Group will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable the Group to service its indebtedness or make necessary capital expenditures.

Cash flow

Unaudited consolidated cash flow statement for the nine months ended 30 September 2006

	Year ended 30 September
	2006	2005
Operating profit	14.6	11.3
Add back: Non-cash items for depreciation and amortization (including impairments of fixed assets)	6.1	5.9

Group EBITDA after exceptional items	20.7	17.2
Retirement benefit non cash curtailment gain	(0.8)	—
Changes in trading working capital (excluding provisions & retirement benefit liabilities)	(3.8)	(10.5)
Movements in provisions	(0.9)	(0.7)
Movements in retirement benefit liabilities	(1.5)	(0.6)
Taxation paid	(1.6)	(2.5)

Net cash flow from operating activities	12.1	2.9
Cash flows from investing activities—capital expenditure	(4.3)	(5.3)
Cash flows from investing activities—receipts from sale of Zitzmann	6.6	—

Net cash inflow / (outflow) before financing	14.4	(2.4)
Financing Activities—Interest paid	(7.1)	(7.1)
Advisory and bank facility costs	(3.4)	—
Financing Activities—Increase in short-term debt	(6.9)	5.9

NET DECREASE IN CASH & CASH EQUIVALENTS	(3.0)	(3.6)

Operating cash flows after taxation for the nine months to 30 September 2006 were £12.1 million, compared to £2.9 million for the same period last year. The operating cash flow in 2006 has been improved as a result of the higher EBITDA achieved and tighter control of trading working capital. The trading working capital includes the inventory, trade receivables and trade payables of the Group's operating businesses. This trading working capital is at a natural low at the 31 December each year, where sales and production activity is also at a seasonal low, and increases through the first three quarters of each year in line with higher levels of activity. In 2005 the increase was significant at £10.5 million for the first nine months. The Group's operations responded to this by seeking to more tightly control working capital and the benefits of this have resulted in a much lower increase in 2006 of £3.8 million for the first nine months. This improvement was achieved despite higher raw material costs in 2006, which increase the value of inventory in the balance sheet.

The Group also benefited from a tax refund in the US in the first quarter of 2006, resulting in the tax paid in the first nine months of 2006 of £1.6 million being lower than the £2.5 million paid in the same period in 2005, despite the increase in profits.

Capital expenditure for the nine months was limited to £4.3 million, compared to £5.3 million for the nine months to 30 September 2005. The net cash inflow before financing of £14.4 million was also boosted by the £6.9 million of cash received from the sale of Zitzmann, and was a £16.8 million improvement over the cash outflow of £2.4 million for the nine months to 30 September 2005.

As of 30 September 2006, the Group held £2.5 million in cash and cash equivalents, held in pounds sterling, Australian dollars, US dollars, euro, Japanese yen and Czech krona.

Audited consolidated cash flow statement for the year ended 31 December 2005

	Year ended 31 December
	2005	2004
Operating profit	16.4	12.6
Add back: Non-cash items for depreciation and amortization (including impairments of fixed assets)	8.0	8.0

Group EBITDA after exceptional items	24.4	20.6
Discontinued activities	(0.2)	(0.2)
Changes in trading working capital (excluding provisions & retirement benefit liabilities)	(3.6)	(2.0)
Movements in provisions	0.4	(2.5)
Movements in retirement benefit liabilities	(5.2)	(1.6)
Taxation paid	(3.1)	(3.5)

Net cash flow from operating activities	12.7	10.8
Split between:
Net cash flow from continuing operations	12.9	11.0
Net cash flow used in discontinuing operations	(0.2)	(0.2)

Net cash flow from operating activities	12.7	10.8
Cash flows from investing activities—capital expenditure	(7.0)	(8.4)
Cash flows from investing activities—disposal of property, plant & equipment	0.1	4.3
Cash flows from investing activities—other	0.1	—

Net cash inflow before financing	5.9	6.7
Financing Activities—Interest paid	(14.1)	(13.7)
Financing Activities—Increase in short-term debt	7.1	4.2
Financing Activities—Payment of Minority Interest Dividends	—	(0.1)

NET DECREASE IN CASH & CASH EQUIVALENTS	(1.1)	(2.9)

The Group generated £12.7 million from operating activities in 2005, compared to £10.8 million in 2004. The main driver for the improved cash flow in 2005 was stronger operating profits. Included in the £16.4 million of operating profit was an exceptional gain of £3.7 million from the curtailment of the Group's US defined benefit schemes. This actuarial gain is a non-cash flow item and its reversal is included in the £5.2 million adjustment for "Movements in retirement benefit liabilities', shown above.

Working capital increased in both 2004 and 2005, by £2 million and £3.6 million respectively. The increases were mainly consistent with higher revenue levels, but the Group did experience a squeeze on its payables with some suppliers showing concern with the Group's credit position, particularly in late 2005.

In 2004, the Group had a higher cash outflow from provisions as a result of paying for the closure of its Australian manufacturing facility. The costs had been provided for in 2003.

As of 31 December 2005, the Group held £5.9 million in cash and cash equivalents, held in pounds sterling, Australian dollars, US dollars, euro, Japanese yen and Czech krona.

Working Capital

In the opinion of the Company, on the basis that the Reorganisation is completed successfully, the Group will, following the Effective Date, be able to pay its debts as they fall due during the year immediately following that date.

Contractual Obligations and Commercial Commitments

The Group has various contractual obligations and commercial commitments arising from both its continuing and discontinued operations. The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to the Group's continuing operations at 31 December 2005. See Notes 19, 24 and 25 to the consolidated financial statements for the 2005 financial year for additional details on these obligations and commitments.

	Payments Due by Period
	(£ million)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations(1)
Senior Notes due 2009(2)	131.4	—	—	131.4	—
Obligations under operating leases	18.0	2.1	3.6	2.2	10.1

Total contractual cash obligations(3)	149.4	2.1	3.6	133.6	10.1

Other commercial commitments/(gains)
Aluminium forward contracts(4)	(0.7)	(0.7)	—	—	—

Total commercial commitments	(0.7)	(0.7)	—	—	—

(1)
The table does not include a £108.1 million Preference Share liability, including £30.3 million of accrued dividends as of 31 December 2005. As part of the proposed Reorganisation, if implemented, the accrued dividend will be cancelled and the Preference Share capital converted into ordinary share capital, thereby eliminating this financial liability.

(2)
The Senior Notes are gross of unamortised finance costs, which were £1.5 million as at 31 December 2005. As required by IFRS, the outstanding Senior Notes are disclosed in the Group's balance sheet at £129.9 million, being net of these costs. If the Reorganisation is implemented, the Senior Notes will be exchanged for £71.6 million aggregate principal amount of New Notes (including £3.1 million of New Notes raised through a separate offering). See paragraph 6 of Part Two—"Principal Elements of the Reorganisation". A total of £160 million aggregate principal amount of Senior Notes are outstanding, however, £28.6 million approximately are held by Luxfer Group Limited and, as a result, are eliminated on consolidation of the Group accounts.

(3)
In April 2006 the Group entered into a new revolving credit facility. As of 30 September 2006, the balance sheet borrowing on the new facility amounted to £4.8 million, with an additional £6 million of the facility being utilised against ancillary facilities, including letters of credit.

(4)
The fair value of the Group's aluminium forward contracts is a gain of £0.7 million and therefore has been shown as a negative in this table of commitments.

The Senior Notes and Banking Facility Arrangements

See "The Senior Notes" and "The Banking Facility Arrangements" below for a detailed explanation of the Senior Notes and the Group's banking facility arrangements.

Obligations under non-cancellable operating leases

The Group leases certain land and buildings and a limited amount of plant and equipment pursuant to agreements that it cannot terminate prior to the end of their terms without incurring substantial penalties, absent breach by the counterparty. However, under the lease agreements, the risks and rewards of ownership have substantially remained with the lessors. In particular, the fair value of the future payments under these leases is significantly less than the value of assets to which they relate and the lease periods are significantly shorter than the estimated life of the relevant assets. The Group therefore does not recognise the future lease obligations and value of the assets leased in the Group's balance sheet. The lease costs payable each year are charged to operating expenses during the year, and in 2005 amounted to £2.3 million. As of 31 December 2005, the Group had £18.0 million of total lease commitments outstanding.

Obligations under finance leases

The Group acquired a small number of finance lease obligations on the acquisition of Zitzmann Druckguss in March 2000. Under these agreements, the risks and rewards of ownership had substantially shifted to the Group from the lessors. As of 31 December 2005 the Group recognised tangible fixed assets with a net book value of £0.6 million. The liability arising from these assets was less than £0.1 million, and along with the assets to which these finance leases related, were disposed of as part of the sale of Zitzmann Druckguss.

Foreign currency forward contracts

The Group uses forward contracts to hedge the risk of exchange rate movements of foreign currencies in relation to sales and purchases and their corresponding trade debtor or trade creditor. At 31 December

2005, the Group had £23.7 million outstanding sale and purchase contracts, but their mark-to-market fair value was £nil compared to a loss of £0.5 million at December 2004. Under IFRS the Group recognises the value of these contracts at their fair value in the balance sheet of the Group. The mark-to-market fair value of the foreign currency forward contracts at 30 September 2006 was a gain of £0.4 million. See "Quantitative and Qualitative Disclosure About Market Risk—Foreign Exchange Risk".

Aluminium forward contracts

The Group uses LME forward purchasing contracts to fix part of its aluminium purchase costs and therefore hedge against future price movements in the cost of primary aluminium, although the Group has had to significantly reduce its level of hedging in recent periods due to liquidity constraints. The Group now has an annual requirement to purchase of approximately 20,000 tonnes of aluminium each year. The manufacturing processes of most of the Group's aluminium-based products results in the scrapping of a proportion of the metal purchased. Based on purchasing 20,000 tonnes a year, the Group would expect to scrap approximately 3,000 tonnes and produce finished goods equivalent to approximately 17,000 tonnes of aluminium. The scrapped metal can be resold back into the market at prices that are usually pegged to the LME price. For the large majority of the Group's finished aluminium-based product sales, an increase in the cost of aluminium is difficult to pass on to customers through price rises because the Group's products compete against substitutes made from alternative materials, such as steel, or some larger markets, such as the US medical market, can be highly price sensitive due to competitive factors and also some of the Group's sales contracts provide fixed-cost pricing that would preclude such increases. Hedging this price risk, to the extent possible without the Group's current liquidity constraints helps protect the Group against a loss in operating margins through aluminium price increases. See "—Quantitative and Qualitative Disclosure About Market Risk—Effect of metal price movements on results of operations".

The Group does not recognise the fair value of these forward LME contracts in its income statement until it receives delivery of the underlying physical aluminium. The value of such contracts is recognised as an asset or liability in the balance sheet, with the profit or loss deferred in a hedging reserve account in equity, until the underlying delivery of the physical aluminium. The fair value of contracts not recognised at 31 December 2005 was a gain of £0.7 million and related to contracts maturing in 2006. The fair value of the contracts was based on quoted forward prices from the LME.

The table below sets out the movement in the fair value of these commodity contracts 2005 and for the first nine months of 2006:

Fair value reconciliation
(£ million)
Fair value of contracts outstanding at 1 January 2005	1.5
Contracts realised during the year	(1.2)
Fair value of new contracts entered into during the year	0.4

Fair value of contracts outstanding at 31 December 2005	0.7

Contracts realised during the period	(0.5)

Fair value of contracts outstanding at 30 September 2006	0.2

All contracts mature in less than one year and as at 30 September 2006 no contracts extended into 2007.

Capital commitments

From time to time the Group has capital expenditure commitments, but as at 31 December 2005 these were £nil.

Net debt

The Group's net debt increased following a downturn in trading in late 2001 and has steadily increased over time as the Group has used its cash resources to fund its ongoing operations. This process was temporarily reversed in the third quarter of 2006 when the proceeds of the sale of Zitzmann Druckguss of £6.9 million were used to reduce outstanding debt. In April 2006, the Group replaced its existing £30 million revolving facility with a new three year facility. The new facility provides a total borrowing facility of up to £45 million, of which up to £10 million may be utilised for the ancillary financing of letters of credit, bank guarantees and foreign exchange hedging. The new facility is provided through asset-backed financing arrangements in the United Kingdom and the United States and is secured by all of the operating assets of certain of the Company's subsidiaries, either directly, in the case of the Group's US and UK businesses, or indirectly, in the case of the Group's other overseas businesses. Each borrower has also charged its trade receivables and inventory, including raw materials, work-in-process and finished goods, in favour of the lenders.

The Group had drawn down £11.7 million of borrowing at 31 December 2005 on its previous bank facility and these were repaid in 2006 and replaced with a drawdown under the new facility. At 30 September 2006, the balance sheet borrowing on the new facilities amounted to £4.8 million, with an additional £6 million of the facility being utilised against ancillary facilities. As of that date, approximately £31 million was available for future draw downs under the facility as explained further under "Bank facility arrangements" below. During the first nine months of 2006, the Group paid an additional £3.4 million of financing costs relating to set-up costs and advisory costs in relation to arranging the new facilities and professional advice on financing the Group including the proposed Reorganisation.

Net debt, at 30 September 2006, was £132.6 million, the Last Twelve Months ("LTM") EBITDA before exceptionals was £26.0 million and the LTM EBITDA before exceptionals to net debt ratio was 5.1x. This compared to net debt of £136.8 million, LTM EBITDA before exceptionals of £21.5 million a year earlier and a ratio of 6.4x. Net debt at 30 September 2006 comprised £131.4 million of outstanding Senior Notes due 2009, less unamortised issue costs of £1.1 million and £4.8million of bank facilities less £2.5 million of cash balances. The Group's outstanding debt will be significantly reduced if the Reorganisation is implemented.

The nature and terms of the Group's borrowings are discussed further below.

The Senior Notes

The Company issued the Senior Notes under an indenture agreement dated as of 9 April 1999 between the Company and The Bank of New York, as trustee. The Senior Notes, issued in an aggregate principal amount of £160 million, are unsecured unsubordinated obligations of the Company and mature on 1 May 2009. The Senior Notes bear interest at 101/8% per annum, payable semi-annually in arrears on 1 May and 1 November of each year, and are listed on the Luxembourg Stock Exchange. A subsidiary of the Company purchased £6.5 million aggregate principal amount of the Senior Notes in 2000, paying £6.2 million and realising on consolidation a profit on purchase of £0.3 million. The same subsidiary purchased a further £22.1 million aggregate principal amount of the Senior Notes in 2001, paying £22.9 million and recognising a loss on purchase of £0.8 million. No purchases have been made since 2001. As a result of these purchases, £131.4 million of the Senior Notes were held by external parties as of 30 September 2006, while £28.6 million was held by Luxfer Group Limited, a subsidiary of the Company. These purchases reduced the Group's fixed interest payments and yielded a better return than that available through holding cash on deposit.

Optional Redemption.    The Senior Notes are redeemable at the option of the Company in whole or in part at any time or from time to time at the following redemption prices:

12-month period commencing 1 May:	Redemption on price
2006	101.6875%
2007 and thereafter	100.0000%

The current indenture governing the Senior Notes includes customary events of default and various restrictive covenants that limit the ability of the Company and its restricted subsidiaries (which at present include all of its subsidiaries), among other things, to:

•
incur Indebtedness (as defined in the Indenture);

•
pay dividends;

•
purchase, redeem or retire capital stock;

•
redeem, prepay, retire or purchase any subordinated Indebtedness (as defined in the Indenture) of the Company;

•
make Investments (as defined in the Indenture);

•
issue or sell capital stock of its subsidiaries;

•
create security on assets; or

•
sell assets, merge or consolidate,

in each case, except as permitted by the indenture. In addition, upon any change of control of the Company, it must effect an offer to purchase the outstanding Senior Notes at a purchase price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date. This covenant would have the effect of requiring the Company to repay all of its indebtedness that would otherwise prohibit this repurchase, unless the Company were to obtain the necessary consents.

If implemented, as part of the Reorganisation, the existing Noteholders will exchange the Company's outstanding £131.4 million Senior Notes and accrued interest from 2 May 2006 in return for approximately £71.6 million of New Notes and 87% of the Company's post reorganisation equity, after taking into account a further subscription by Noteholders for £3.1 million of New Notes. Upon completion, the Senior Notes would be cancelled and cease to be outstanding, and the related Indenture would be discharged. For a description of the New Notes, see Part Three of this document.

Banking facility arrangements

Certain subsidiaries of the Company have entered into a facility agreement (the "Facility Agreement") with Bank of America N.A. and certain other lenders in relation to a multi-currency revolving credit facility with a maximum commitment of up to £45,000,000 or its equivalent in certain other currencies (the "Facility"). The Facility has been extended for the purpose of meeting working capital and general corporate purposes of the Group. Up to £10 million of the Facility may be used for letters of credit, bank guarantees and foreign exchange hedging. The amount available under the Facility can be reduced based on changes in the receivable inventories, assets and liabilities of the Group's UK and US subsidiaries. As of 30 September 2006, £4.8 million was outstanding under the Facility, with an additional £6 million of the Facility being utilised against ancillary facilities. As of that same date, approximately £31 million was available for future draw-downs under the Facility. See section B of Part Six—"Description of the Senior Credit Facility"

During 2005, the Group had a £30 million facility in place, which was secured by certain assets of the Company's UK subsidiaries. This facility provided up to £20 million of short-term loans, as well as £10 million of ancillary facilities for letters of credit, bank guarantees and foreign exchange contracts. Included in the £10 million facility was a bank overdraft facility of up to £2 million. The maximum the Group drew down under this facility in 2005 was £15.0 million and, at the end of the year, the Group's drawing had risen to £10.8 million. At 31 December 2005, the Group had short-term bank loans outstanding of £10.8 million. The Group also had letters of credit, performance bonds and bank guarantees outstanding of £4.9 million, forward foreign currency contracts outstanding with a facility risk value of £2.4 million and a bank overdraft of £0.9 million. Total loans and overdrafts were therefore £11.7 million in 2005, representing an 82% utilisation of the Group's ancillary facilities. These facilities were replaced in April 2006 with a new three-year, asset-backed revolving credit facility of up to £45 million with Bank of America.

Capital Expenditure

Over the business cycle, the Group makes significant investments in new plant and equipment, with the Group expecting to increase capital expenditure during periods of economic growth as a result of capacity expansion requirements. With the present liquidity constraints under which the Group is operating, the Group has been careful to target its expenditure on key strategic areas, and aims to time capacity expansion projects to support an upturn in a particular market or the launch of a new product. In 2005, the Group spent £6.9 million on capital expenditure, compared to £8.4 million in 2004 and £6.8 million in 2003.

Over the past few years, the Group has made capital expenditures to improve efficiency, to increase capacity in certain expanding product lines and to manufacture newly developed product lines. With respect to the Group's physical plant, these expenditures included the establishment of new facilities and the expansion of existing facilities to support the production of gas cylinder and magnesium products and to support the further development of the Group's new Zirconium "G4" production.

The Group currently anticipates that its total capital expenditure for 2006 will be approximately £7 million to £8 million. The expenditures planned in 2006 include a number of cost saving investment projects, which are targeted to improve operating margins and reduce labour costs through, among other factors, automating certain production processes and bringing in-house certain other processes that had been outsourced. The Group also expects to further expand the catalyst and composite cylinder operations in which it invested in 2005. All of these initiatives have been conducted on a fairly constrained basis given the need to conserve cash under the Group's current financing arrangements.

The Group also continues to review and reinvest in new information technology systems where appropriate, with the main focus continuing to be centred on Enterprise Resource Planning ("ERP") systems to enhance operational efficiencies. Over each of the last several years, the Group has spent an average of £0.7 million on maintaining and supporting its information technology systems. The Group expects to continue to invest in these systems future years.

If the Reorganisation is approved, the Group expects the current constraints on its targeted capital expenditure to be significantly reduced, and would accelerate its plans to expand production facilities, and automate plant processes. The additional capital expenditure planned after the Reorganisation is expected to be funded by the reduced interest payments and by the utilisation of the current up to £45 million secured debt facility. Under the terms of the New Indenture governing the New Notes, if required and if the lenders under the Credit Facility consent, the Group would also be able to increase its secured debt facilities from the current £45 million to a maximum of £60 million.

As explained above, the Group expects to fund its capital expenditure and its other cash requirements in the future out of its operating cash flow and, if necessary by further utilising its current financing facilities. Nevertheless, if the Group's long-term capital investment requirements exceed expected levels, it may need to seek additional financing to fund its longer-term growth. Its ability to obtain any such additional financing, however, may be restricted by the New Indenture, covenants in its credit facility and the financial performance of its operations. As a result, the Group may be required to wait until it has generated sufficient cash flows to fund additional capital projects internally.

Redundancy and Rationalisation Measures

Over the past four years, when the Group has identified operations whose cost basis was disproportionate to the related revenue stream, management has taken steps to rectify the situation. Many of these programmes are designed to improve long-term profitability and better equip continuing operations to compete effectively in present market conditions. These include the following specific cost reduction actions to improve the competitiveness of certain business units.

Rationalisation charges and cost reduction steps undertaken in 2006

The full benefit of a significant number of rationalisation projects implemented in 2004 and 2005 were only realised in 2006. In addition, in 2006, some further redundancies were made at the Superform plant in the United States to reduce costs in line with a reduction in the number of ongoing superform projects. The Gas Cylinders division also closed its Japense distribution centre, outsourcing the business to a third party, so as to reduce administraton costs.

Rationalisation charges and cost reduction steps undertaken in 2005

During 2005 the following was charged to the income statement in respect of rationalisation costs:

(£ million)
Gas Cylinders Division	0.5
Magnesium Division	0.6

Total Rationalisation Costs	1.1
Less: release of provisions made in prior years (Gas Cylinders)	(0.5)

Net Rationalisation Costs—charged to Income Statement	0.6

These rationalisation costs are a result of a reduction in headcount in both operating and administration employee numbers and are expected to yield cost savings in future years.

During 2005, there was also an exceptional credit to the income statement of £3.7 million relating to the closure the US Defined Benefit Pension scheme. The scheme had cost the Group over $2.5 million a year to maintain and its closure is expected to yield a savings of these costs less approximately $0.5 million for alternative arrangements, such as increased 401k retirement benefits. The credit of £3.7 million represented a one-off actuarial curtailment gain, which is required to be recognised under International Accounting Standard No. 19.

Rationalisation charges and cost reduction steps undertaken in 2004

In 2004, the Group charged £0.8 million in rationalisation costs to its income statement. Some costs related to those incurred in connection with the closure of the Group's Australian cylinder manufacturing plant in June 2004, along with rationalisation in its European cylinder operations, as the Group better integrated its two main European cylinder plants. However, the majority of these costs, £0.5 million, related to the downsizing of the Group's Speciality Aluminium division as it changed its strategy to focus on a smaller number of higher-specification drawn tube products and exited lower-margin product markets.

The closure of the Australian plant was completed ahead of schedule, with production being successfully transferred to the Group's remaining European and US plants. The Group realised £4.3 million in net proceeds from the sale of the Australian freehold land and buildings. By reducing the number of aluminium cylinder manufacturing facilities, the Group has been able to reduce its fixed cost base and, therefore, the production cost per cylinder.

Corporate Costs

The operating profit set out by division in the discussion of the Group's results of operations above is shown after corporate costs. The Group incurs corporate costs in respect of its head office at Salford Quays in Manchester. These costs were £1.9 million in 2004 and £1.9 million in 2005.

Environmental Costs

By the nature of the Group's existing, and in some cases historical, operations, it faces a number of environmental exposures. During the first half of 2006, the Group incurred an income statement charge of £0.7 million related to additional costs associated with the removal of a salting pond at the Group's US zirconium chemical facility in Flemington, New Jersey, during the early part of 2006. The total cost of the remediation being approximately £3 million which was mainly spent in 2006. In addition to the clean up of the salting pond, the Group's principal areas of expense in recent years have related to the clean up of groundwater TCE contamination both at the Group's Redditch site in the United Kingdom and in the United States. For more information on environmental issues, including associated costs, see "Other information on the Group's operations—Environmental Matters". After expenditures to address any significant and/or unexpected issues, management usually expects £0.4 million to £0.5 million a year to be spent on environmental compliance, environmental controls and some levels of waste disposal. The Group spent approximately £0.7 million in 2005 on specific environmental projects and a further £0.4 million on compliance and smaller projects across the operating businesses.

The Group had obtained certain indemnities from Alcan in connection with the management buy-in 1996. The indemnity period has now expired, and in February 2006, Alcan settled with the Group certain indemnity claims from previous years.

Employee Share Ownership Plan

Over the past two years, no charge to the income statement for the cost of share options exercised was required. See note 27 of the consolidated financial statements for the 2005 financial year for a further detailed explanation of the employee share ownership plan. As part of the Reorganisation, if implemented, all outstanding options under these plans will become exercisable subject to the Schemes being sanctioned by the Courts and will lapse if they are not exercised during the relevant period. In addition, as part of the Reorganisation, the Group will adopt a new share option scheme under which options over New Ordinary Shares held by the ESOP will be granted to certain MIP Members. See section E Part Six "Share incentive plans" for further details.

Management Incentive Plan

As part of the Reorganisation, the Company is effecting the Management Incentive Plan. The Management Incentive Plan is intended to promote the success of the Company and incentivise MIP Members by providing them with the opportunity to share in any increase in the long-term value of the Company. The new plan will set MIP EBITDA targets for the Group which if achieved will result in additional equity share value for certain management. All of the persons who become MIP Members will each sign a Management Undertaking, thereby agreeing to the terms of the Management Incentive Plan which will become effective upon the Effective Date.

The Management Incentive Plan contains certain customary provisions relating to persons who cease to be in the employment of the Group. Depending on the circumstances in which the person ceases to be in the employment of the Group, each such person is required to follow certain rules in respect of his shareholding in the Company. See paragraph 20 of Part Two of this document "Management Incentive Plan" for a detailed description of the Management Incentive Plan.

Pension Arrangements

The Group operates defined benefit arrangements in the United Kingdom, the United States, France and Japan. The levels of funding are determined by periodic actuarial valuations. Further, the Group operates defined contribution schemes in the United Kingdom, the United States and Australia. The assets of the schemes are generally held in separate trustee administered funds.

Actuarial gains and losses are recognised in full in the period in which they occur. The Group early adopted the revised version of IAS 19 ("Employee Benefits") published in December 2004. As permitted by the revised standard, actuarial gains and losses are recognised outside profit or loss and presented in the Statement of Recognised Income and Expense (the "SORIE"). The liability recognised in the balance sheet represents the present value of the defined benefit obligation, as reduced by the fair value of plan assets. The cost of providing benefits is determined using the Projected Unit Method.

The Group's largest defined benefit pension scheme is the Pension Plan, which closed to new members in 1998, new employees then being eligible for a defined contribution plan. With effect from April 2004, the Pension Plan changed from a final salary to a career average revalued earnings benefit scale. In August 2005, a scheme specific earnings cap of £60,000 per annum was introduced, effectively replacing the statutory earnings cap.

At 30 June 2006, a review of the actuarial gains and losses in the Pension Plan was performed to re-assess the IAS 19 retirement benefit net liabilities against the assumptions used at 31 December 2005. On review, returns on investments had under-performed, but corporate bond yields had increased and after implementing new mortality tables, the life expectancy of members had been assessed to have improved. The overall impact was to increase the net deficit by £3 million for these actuarial gains and losses and this change is disclosed as a movement in the SORIE. The trustees of the UK defined benefit scheme are now working with the UK scheme actuary on the triennial funding valuation. See "Risk Factors—Risks Relating to the Group's Pension Funds—The Group's defined benefit pension plans may have significant pension deficits".

The Group's other arrangements are less significant than the Pension Plan, the largest being the BA Holdings Inc Pension Plan in the United States, with assets of $32.8 million as at 31 December 2005, compared to $29.6 million in 2004. In December 2005 the plan was closed to further benefit accrual, members being offered contributions to the company's 401(k) plan. This led to a £3.9 million reduction in the US pension liability, to a total of £5.3 million.

The Group's total retirement benefit liabilities were £22.2 million at 30 September 2006 compared to £21.9 million at 31 December 2005 and £28.1 million at 30 September 2005. The total credit to the Group's income statement for 2005 for retirement benefits was £1.2 million, compared to a charge of £3.3 million in 2004. The credit included £2.2 million (2004: charge of £2.4 million) in relation to defined benefit schemes and a charge of £1 million (2004: £0.9 million) in relation to defined contribution schemes.

US GAAP Reconciliation

The consolidated financial statements for the 2005 financial year have been prepared under IFRS, which differ in certain respects from US GAAP. The principal differences between the Group's accounting policies under IFRS and US GAAP are set out in Note 32 of its 2005 consolidated financial statements. Net losses for the years ended 31 December 2004 and 2005 under US GAAP were £5.1 million and £4.4 million, respectively, while net losses under IFRS were £3.6 million in 2004 and £6.6 million in 2005. Shareholders' equity, as adjusted to accord with US GAAP, at 31 December 2004 and 2005 was a deficit of £142.7 million and a deficit of £146.4 million, respectively, compared to a deficit of £35.7 million and a deficit of £139.8 million, respectively, under IFRS. Following the transition of the Group's consolidated financial reporting from UK GAAP to IFRS, the Group has decided that, going forward, it will no longer prepare a US GAAP reconciliation.

Critical Accounting Policies

The Group's financial statements are prepared in accordance with IFRS and its accounting policies are set out under the heading "Accounting Policies" in the Group's consolidated financial statements. In applying these policies, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from these estimates. Some of these policies require a high level of judgement, either because they are especially subjective or complex. Management believes that the most critical accounting policies and significant areas of judgement and estimation are with respect to impairment of goodwill, intangible assets and property, plant and equipment, retirement benefits and fair values of financial instruments.

Impairment of goodwill, intangible assets and property, plant and equipment

Under IFRS, goodwill is held at cost and tested annually for impairment. Tests for impairment are based on discounted cash flow projections, which require management to estimate both future cash flows and an appropriate discount rate. Such estimates are inherently subjective.

For intangible assets and property, plant and equipment management assesses whether there is any indication that an asset may be impaired at each balance sheet date. If such an indication exists, management estimates the recoverable amount of the asset and charges any impairment directly to the income statement. The process of reviewing and calculating impairments of fixed assets necessarily involves certain assumptions. It requires the preparation of cash flow forecasts for a particular set of assets, known as an "income generating unit". These forecasts are based on, among other things, management's current expectations regarding future industry conditions, the Group's own operational plans and assumptions about the future revenues and costs of the unit under review. Accordingly, there can be no certainty that the cash flow forecasts are correct.

No impairments to goodwill, intangible asset or property, plant and equipment were identified in 2005 or 2004. In connection with the sale of Zitzmann Druckguss, an impairment loss of £2.1 million was recognised in the income statement in June 2006 as a non-operating exceptional item to write down property, plant and equipment transferred in connection with that sale to their recoverable amounts. This loss is included in the total loss on disposal of £2.9 million included in the unaudited income statement for the nine months to 30 September 2006.

Post-employment benefits

The Group accounts for the pension costs relating to its retirement plans under IAS 19 "Employee Benefits". In applying IAS 19, the Group has adopted the option of recognising gains and losses in full through reserves. In all cases, the pension costs are assessed in accordance with the advice of independent qualified actuaries, but require the exercise of significant judgement in relation to assumptions for future salary and pension increases, long term price inflation and investment returns. The most sensitive assumption is the long term discount rate used to discount back the retirement benefit obligations.

Fair value of Preference Shares

The fair value of each main category of financial instrument is disclosed in the notes to the Group's 2005 consolidated financial statements. Although the Group's most significant financial instrument, the Senior Notes, are actively traded and therefore have a fair value indicated by a quoted market price, some of the Group's other instruments are not. The most significant such instrument is the Group's 5% cumulative Preference Shares. The book value of these was £108.1 million, calculated as £77.8 million being 90.35% (the non-ESOP held proportion) of their par value, plus the accrued dividend to 31 December 2005 on the £77.8 million principle, of £30.3 million. Their disclosed estimated fair value at 31 December 2005 was £65.8 million and was determined by discounting the future cash flows relating to the shares on the assumption that the shares and final cumulative dividend will be repaid in 2009, ten years following their issuance. The discount rate used was the annual yield rate implicit in the Senior Notes, based on their quoted market value as at 31 December 2005. At 30 September 2006 the Preference Share liability had increased to £112.2 million, being the par value of £77.8 million plus an accrued dividend of £34.4 million.

Although this method of estimating the fair value of the preference shares is compliant with IFRS, it depends on certain assumptions. The Preference Shares rank after the Senior Notes. However, by using the discount rate of the Senior Notes, which reflects the best available basis for valuing the Preference Shares in the absence of a freely traded market for them, an assumption is being made that the Preference

Shares have the same credit ranking as the Senior Notes and that the discount rate applicable to the Senior Notes is identical to that of the Preference Shares. It also assumed that the Company would be able to repay the Preference Shares following repayment of the Senior Notes in 2009. Pursuant to the Reorganisation, if implemented, 85% of the owners of the Preference Shares (following their conversion to New Ordinary Shares and Deferred Shares) will receive approximately £8.4 million from the Noteholders in consideration for their shares, which would suggest a fair value of approximately £10 million for the total Preference Shares. The difference between this consideration and the estimated fair value of £65.8 million at 31 December 2005 reflects the discount in value of the Preference Shares as a result of ranking behind the Senior Notes, and the credit risks associated with the risk the Company might not have been able to repay the Preference Shares after 2009.

Other significant accounting policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to understanding the financial statements. Policies related to financial instruments, the characterisation of operating and finance leases and consolidation policy require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under re-examination by accounting standards setters and regulators. Although no specific conclusions reached by these standard setters appear likely to cause a material change in the Group's accounting policies, outcomes cannot be predicted with confidence. Also see Note 1 to the Group's 2005 consolidated financial statements, which discusses accounting policies that must be selected by management when there are acceptable alternatives.

Summary Reconciliation of 2004 International Financial Reporting Standards results to 2004 UK GAAP Results

From 1 January 2005, the Company has prepared its consolidated financial statements under International Financial Reporting Standards as adopted for use in the European Union ("IFRS"), rather than generally accepted accounting principals in the United Kingdom. ("UK GAAP").

Accordingly, the Group has started from an opening balance sheet as at 1 January 2004, the Group's date of transition to IFRS, and made those changes in accounting policies and other restatements required by IFRS 1 for the first time adoption of IFRS.

Note 31 to the Group's 2005 audited consolidated financial statements explains the principal adjustments made by the Group in restating its UK GAAP balance sheet as at 1 January 2004 and 31 December 2004 in accordance with IFRS and its UK GAAP profit and loss account and cash flow statement for the year ended 31 December 2004.

Principal Accountant Fees and Services

Ernst & Young LLP has acted as independent auditors of the Group since 1996, and was re-appointed at the Company's Annual General Meeting on 21 July 2005 until the next Annual General Meeting for which the financial statements for Luxfer Holding PLC are laid before the Company. Ernst & Young LLP billed the following fees to the Company for professional services in each of the last two fiscal years:

	2005	2004
	(£ million)
Audit fees	0.4	0.3
Tax fees	0.4	0.3

Total	0.8	0.6

Audit fees are the aggregate fees billed by Ernst & Young LLP for the audit of the Group's consolidated financial statements, reviews of interim financial statements and the Group's report to Senior Note bondholders.

Tax fees are fees for professional services rendered by Ernst & Young LLP for tax compliance and tax advice on actual or contemplated transactions.

Quantitative and Qualitative Disclosure About Market Risk

The Group is exposed to market risk during the normal course of business from changes in currency exchange rates and aluminium prices and other raw material prices. It manages these exposures through a combination of normal operating and financing activities and, where available, through the use of derivative financial instruments such as foreign currency forward purchase contracts and aluminium forward purchase contracts, although the use of these instruments has been constrained in recent periods due to the Group's restricted credit position. The Group does not use market risk-sensitive instruments for trading or speculative purposes.

If implemented, the Reorganisation is expected to significantly increase the Group's exposure to interest rate movements due to the issuance of the New Notes, which will bear interest based on six-month LIBOR. The Group may seek to hedge this interest rate exposure.

A hedging committee, chaired by the Group Finance Director, controls and overseas the monitoring of market risks and hedging activities undertaken throughout the Group.

Foreign Exchange Risk

Effect of Currency Movement on Results of Operations

The Group conducts business in the United Kingdom, the United States, continental Europe, China and in various other countries around the world and, accordingly, the Group's results of operations are subject to currency translation risk and currency transaction risk. In 2005, approximately 15% of the Group's revenue was denominated in pounds sterling, 51% in US dollars, 26% in euro and 8% in other currencies.

Currency translation risk

With respect to currency translation risk, the Group's financial condition and results of operations are measured and recorded in the relevant base currency and then translated each month into pounds sterling for inclusion in the Group's consolidated financial statements. Balance sheet amounts are translated at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period.

The Group holds significant assets in the United States that are a source of this translation risk. The Group's individual asset exposures in China and Europe are of less relative significance. The Group's net asset translation exposure to the Japanese yen has declined following the closure of the Group's distribution centre in that country, as has exposure to the Australian dollar after the Group's closure of its production facility there.

Appreciation of the pound sterling compared to the US dollar negatively impacts the value of net assets as reported in pounds sterling in the Group's financial statements and, conversely, the depreciation of the pound sterling has a positive impact. In 2005, the pound sterling depreciated by approximately 11% against the US dollar compared to 2004 based on year-end exchange rates, which increased the value of the Group's US dollar net assets by £3.7 million. The Group had a translation loss of £0.4 million on the net assets of its other overseas investments, which were principally denominated in euro, Czech krona and Australian dollars, and therefore recorded a net translation gain of £3.3 million in total for 2005. During the first nine months of 2006, the average exchange rate for the US dollar was stronger than the prior year, resulting in a translation benefit on reported sales revenues of £0.8 million and on profits of £0.1 million. During the first nine months of 2006, however the US dollar weakened from approximately $1.70 to $1.90 to the pound sterling (and continued to fall during November 2006 and early December 2006), leading to a loss on the translation of overseas net assets of £3.1 million, which is reported as a separate movement in the SORIE.

The Group is also exposed to translation risk in its reported income statement and, as with net assets translation risks, the US dollar is the principal risk currency. Changes in the US dollar to pound sterling exchange rate can have a significant impact on the Group's reported revenues and operating profits, given that the Group generated EBITDA before exceptional items of approximately $25 million from sales revenues of $214 million during 2005.

An example of the significant impact the movement in exchange rates can have on the reported revenues for the Group was demonstrated in 2004 when the fall in the US dollar average exchange rates had a negative impact of £12.8 million on reported revenues in the Group's consolidated income statement, and the relative decline in the euro (and other currencies) to the pound sterling had a negative impact of £0.6 million, leading to net translation impact for 2004 of negative £13.4 million. In the latter half of 2005, the US Dollar and average US dollar rates were slightly stronger against the pound sterling, resulting in a positive translation in reported revenues of £1.4 million. Other currency movements in 2005, including the euro, had a further positive £0.4 million impact on revenues. For the first nine months of 2006, the average exchange rate for the US dollar was weaker than the first half of 2005, resulting in a translation benefit on reported sales revenues of £0.8 million.

With approximately 70% of the Group's operating profit in 2005, before exceptional items, being generated from its US operations, the impact of the US dollar/pound sterling exchange rate can be significant to the Group's reported results. The principal translation risk is the same as that for revenues, and therefore the loss or gain is a result of the movements in the US dollar/pound sterling exchange rate. In 2005, the slight strengthening of average US dollar exchange rates resulted in an exchange impact gain on operating profits of £0.1 million, whereas in 2004 there was a negative translation impact of £2.0 million. It is estimated that a 10% depreciation in the average value of the pound sterling against the US dollar throughout 2005 would have increased operating profits by approximately £1.2 million, whereas a 10% appreciation in the pound sterling against the US dollar would have decreased operating profits by approximately £0.9 million.

Hedging of currency translation risk

The Group cannot directly hedge the impact of translation risk on its operating profits, but it can hedge the translation risk on its overseas net assets. The Group has, on occasion used forward foreign exchange contracts to hedge this exposure, principally for its US assets. The Group recognises the currency gains and losses arising from the translation of the net assets of its overseas investments in the SORIE. Gains and losses on the hedging instruments are also reported in the SORIE, offsetting the exchange movements on overseas net assets.

In recent years, however, the Group has not used exchange contracts to hedge its net asset risks, although the Group may in the future enter into such arrangements when it considers it to be appropriate. The net gain on the translation of overseas net assets of £3.3 million in 2005 and the net loss of £2.0 million in 2004 were both charged directly to retained earnings through the SORIE.

Currency transaction risk

In addition to currency translation risk, the Group incurs currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or sale transaction in a currency other than its functional currency. Matching sales revenues and costs in the same currency reduces currency transaction risk. The Group's US operations have little currency exposure, as most purchases, costs and revenues are denominated in US dollars. In the Group's UK operations, purchases of raw materials and sales are conducted in a large number of countries and in differing currencies, while operating costs are generally incurred in pounds sterling, resulting in foreign exchange exposure. For example, purchases of raw materials are denominated principally in US dollars, and a large portion of the Group's sales by UK operations are in either euro or US dollars.

Hedging of currency transaction risk

To mitigate the Group's exposure to currency transaction risk, the Group operates a policy of hedging all contracted commitments in foreign currency, and a substantial portion of non-contracted forecast currency receipts and payments for up to twelve months forward.

The bulk of the Group's aluminium purchases are denominated in US dollars, which provides a considerable natural hedge against dollar-denominated sales, which constituted 51% of revenue in 2005. Where no natural hedge exists, all firm contracted commitments and a portion of non-contracted receipts and payments denominated in foreign currencies are hedged by means of forward foreign exchange contracts. Management bases its decision to hedge against non-contracted amounts based on the nature of the transaction being hedged and the volatility of currency movements, among other factors. For example, the Group covers a lower percentage of its long-term forecast exposure in the case of businesses with relatively short-term sales projection horizons. In proportion to total sales revenue, the Group has relatively few long-term commitments in foreign currency at any one time, and so the level of foreign currency hedging in relation to foreign currency revenues and purchases is relatively low.

As of 31 December 2005, the Group had forward foreign currency sale and purchase contracts, primarily in US dollars and euro, of £23.7 million, which had a negligible mark-to-market loss or gain exposure. The Group estimates that a 10% appreciation in the value of the pound sterling against the US dollar and the euro would result in a £1.6 million net gain in the Group's exposure under these contracts, while a 10%

depreciation in the value of the pound sterling against the US dollar and the euro would result in a net £1.9 million loss. Given the effectiveness of these hedges, these gains or losses mitigate the transaction gains or losses experienced by the Group's businesses, and therefore the Group believes that the overall net exposure to the Group on these contracts is negligible. Foreign exchange rate transaction risks have not had a major impact on the first nine months of 2006, though any further weakening of the US dollar or euro against the pound sterling would have a negative impact.

The following table sets forth information about the Group's foreign currency forward exchange agreements:

	As of 31 December 2005
	Purchase contracts with banks(1)		Sale contracts with banks(1)
	Contract Amount (£ million)	Average contractual exchange rate	Contract Amount (£ million)	Average contractual exchange rate
Currency:
Australian dollars	0.3	2.32	—	—
Euro	8.2	1.44	0.1	1.46
US dollars	12.3	1.74	2.8	1.75

Total	20.8		2.9

(1)
"Purchase contracts with banks" relates to contracts where the Group receives remittances from customers for its sale of products in these currencies and the bank purchases this currency from the Group in exchange for one of the Group's functional currencies, which is usually pounds sterling. "Sale contracts with banks" relates to payments to be made by the Group for purchases in foreign currencies, where the bank sells the currency to the Group to enable the Group to settle with the suppliers in their foreign currency. The fair value of the contracts at 31 December 2005 on a mark-to-market basis was negligible.

Effect of metal price movements on results of operations

Metal price risk

Primary aluminium is a global commodity, with its principal trading market on the London Metal Exchange ("LME"). In the normal course of business, the Group is exposed to aluminium price volatility to the extent that the prices of aluminium purchases are more closely related to the LME price than the sales prices of certain of the Group's products. In order to mitigate these expenses, the Group enters into LME-related transactions in the form of commodity contracts with what the Group believes are creditworthy counter-parties. The price of high-grade aluminium, which is actively traded on the LME, has fluctuated significantly in recent years, from a closing cost per tonne of approximately $2,300 in 2005 to a peak of over $3,200 per tonne in May 2006. The price remains volatile and difficult to predict, with a quoted price of approximately $2,600 at the end of September 2006. With aluminium being the Group's largest single raw material cost, these fluctuations in the cost of aluminium can affect the Group's financial results, as the rising price adversely impacts the Group's profits from aluminium products, such as aluminium cylinders and aluminium tubes.

There is no similar financial market to hedge magnesium or zirconium raw materials, the prices for which also increased during 2005 and into 2006. To help mitigate this risk, the Group has a number of fixed-price supply contracts for these raw materials, which limit its exposure to price volatility in their costs over a calendar year. However, the Group remains exposed over time to rising prices in these markets and therefore relies on the ability to pass on any major price increases to its customers in order to maintain its levels of profitability for zirconium- and magnesium-based products.

Hedging of aluminium metal price risk

In 2006, the Group's annual requirement for aluminium is expected to be approximately 20,000 tonnes, compared to the Group's approximately 18,500 tonnes in 2005. The Group estimates that it is generally able to sell back approximately 3,000 tonnes of aluminium to the scrap market and has a price exposure on the remaining 17,000 tonnes. Due to contractual purchasing arrangements and manufacturing lead times, there is usually a two to three month delay before the LME cost impacts the Group's Income Statement. The reduction in the size of the Group's Speciality Aluminium operations in 2004 reduced its exposure to aluminium prices. In 2006, the Group's gas cylinder operations achieved an increase in sales volumes of aluminium cylinders increasing the Group's aluminium purchase requirements when compared with 2005.

Prior to 2005, the nature of the Group's current aluminium-based business was such that, on average, very little of the movement on the Group's metal cost was passed through to the customer, leading to a price risk exposure in respect of up to 17,000 tonnes a year outlined above. However, due to the recent sharp increases in aluminium prices, this situation has begun to prove untenable. For example, every $100 increase in the price of aluminium on the LME can potentially lead to an increase in the Group's total aluminium costs of £1 million. Net of the benefits of hedging, the Group estimates that the increase in aluminium costs for the first nine months of 2006 has increased its cost of sales by approximately £5 million, when compared to costs in 2005. Consequently, wherever possible, a large portion of the increase in aluminium is now being passed on to customers in the form of increased sales prices. However, many price increases only became effective in late 2005 or 2006, and competitive pressures and, in certain cases, provisions in customer contracts often prevent a complete pass-through of increased aluminium prices. The Group also continued to use LME forward priced commodity contracts to hedge the future cost of primary aluminium, although the level of hedging has been reduced significantly in response to the Group's recent liquidity and credit constraints. At the end of 2005, the Group had hedging contracts expiring in 2006 to cover forward purchase of 2,400 tonnes of aluminium, approximately 16% of the Group's estimated total primary aluminium exposure for 2006. This compares to having 50% of the Group's estimated primary aluminium exposure for 2005 covered at the end of 2004. As at November 2006, the Group had no hedges in place for 2007.

The Group's hedging policy is designed to enable it to benefit from a more stable cost base. The effect of the LME-related transactions it enters into is to mitigate the unfavourable impact of price increases on aluminium purchases. Under IFRS, the fair value of the LME contracts that relate to future transactions are deferred and held in an equity reserve account. Gains and losses derived from such commodity contracts are reflected in the cost of goods sold when the underlying physical transaction takes place.

The Group's hedging policy aims to achieve protection against its calculated exposure to metal price volatility for a calendar year by the end of the immediately preceding year. The Group uses its hedging policy to minimise risk rather than to engage in speculative positions on the underlying commodity. Although this may result in losses on hedged positions, the downside risk of unhedged exposure to aluminium prices can be far greater. If the Group did not hedge its aluminium exposure and were unable to pass additional costs onto customers, the Group estimates, based on its assumptions regarding a 17,000 tonnes sales price exposure, a cost of $2,500 per tonne and an exchange rate of $1.85:£1, that a 10% annual increase in the price of aluminium on the LME would result in a £2.3 million adverse effect on the Group's full year operating profits.

Effect of Interest Rate Movements

The Group does not currently have significant exposure to interest rate movements because its current debt is comprised mainly of fixed interest liabilities. The Group's only exposure to variable interest rates is in the form of draw-downs on its short-term revolving credit facility, which at 30 September 2006 were £4.8 million.

The Group's exposure to floating rate interest rates will increase significantly, however, upon the effectiveness of the Noteholder Scheme, when the Company will issue £71.6 million floating rate New Notes in exchange for the Company's existing fixed rate Senior Notes. The New Notes will bear interest at six-month LIBOR plus a margin, a portion of which interest may, the sole discretion of the Company, be paid in kind. As a result of this exposure, the Group may decide to hedge interest payable under the New Notes based on a combination of interest rate caps and swaps. Assuming that the Reorganisation is implemented and depending on the extent to which the Facility Agreement is drawn, the Group estimates that a 1% increase in the interest rates borne by its floating rate debt outstanding on the Effective Date would increase its interest expenses by between approximately £0.7 million to £1.0 million on an annual basis.

B. DESCRIPTION OF THE SENIOR CREDIT FACILITY

The Facility Agreement

Certain subsidiaries of the Company (Luxfer Gas Cylinders Limited, Luxfer Group Limited, Luxfer Group 2000 Limited, Luxfer Overseas Holdings Limited, BA Tubes Limited, Magnesium Elektron Limited, BA Holdings Inc., Hart Metals Inc., Luxfer Inc., Hart Metals Inc., Magnesium Elektron Inc., Rease Manufacturing Company and Magnesium North America Inc (collectively, the "Obligors")) have entered into a facility agreement (the "Facility Agreement") with Bank of America N.A. (as the "Original Lender"

and together with each lender under the Facility Agreement, the "Lenders") in relation to a multi-currency revolving credit facility with a maximum commitment of up to £45,000,000 or its equivalent in certain other currencies (the "Facility"). The Facility has been extended for the purpose of meeting working capital and general corporate purposes of the Group. Up to £10 million of the Facility may be used for letters of credit, bank guarantees and foreign exchange hedging. The amount available under the Facility can be reduced based on changes in the receivable inventories, assets and liabilities of the Group's UK and US subsidiaries.

Interest and Fees

Loans under the Facility bear interest at a rate equal to either LIBOR or the applicable base rate of the facility agent plus mandatory costs (related to the Lender's cost of compliance with the requirements of certain regulatory authorities) plus a margin of 2.50%, subject to adjustment based, among other factors, on the Group's leverage ratio. Overdue amounts under the Facility Agreement bear interest at 2% over the rate otherwise applicable. In addition, Luxfer Group Limited is liable to pay other fees to the Lender in certain other circumstances, including fees for the issue of letters of credit and underwriting administration and commitment fees.

Security and Related Matters

In order to secure the obligations of the Obligors under the Facility Agreement, each Obligor has jointly and severally guaranteed the obligations of each other Obligor. The Group's obligations under the Facility Agreement are secured by all of the operating assets of certain of the Company's subsidiaries, either directly, in the case of the Group's US and UK businesses, or indirectly, in the case of the Group's other overseas businesses. Each borrower has also charged its trade receivables and inventory, including raw materials, work-in-process and finished goods, in favour of the lenders.

Repayment

Each advance under the Facility must be repaid by the Obligors on the last day of the interest period applicable to the advance. Advances are permitted under the Facility for periods of up to six months or such other period as may be mutually agreed. All outstanding advances under the Facility must be repaid on the earlier of the date falling three years after the date of the Facility Agreement and the date which is 60 days prior to the scheduled maturity date of the Senior Notes. Break costs and prepayment fees apply to early repayments or cancellation of the Facility.

Upon a change in control of Luxfer Group 2000 Limited or Luxfer Group Limited and certain other Obligors, or upon an Obligor or a group of Obligors completing a sale or disposal of all or substantially all of the assets or business of the Group (taken as a whole), the Obligors are liable to repay all amounts then outstanding under the Facility. In such circumstances, all outstanding commitments under the Facility would be cancelled.

Events of Default and Covenants

The Facility Agreement includes customary events of default and various restrictive covenants that limit the ability of the Obligors, among other things, (a) to create security on assets, (b) to incur indebtedness and grant guarantees, (c) to make loans to others, (d) to dispose of assets other than in the ordinary course of trading, (e) to make acquisitions and to engage in certain business combinations and joint ventures, (f) to issue shares, (g) to make investments in any third party, (h) to engage in certain transactions with affiliates, (i) to change its business and (j) to pay dividends and make payments to shareholders, in each case except as permitted by the Facility Agreement.

The Facility Agreement also sets out financial covenants that must be fulfilled by the Obligors, including the maintenance by the Group of a prescribed fixed charge ratio calculated by reference to EBITDA. The parties have agreed to revise this ratio following completion of the Reorganisation to reflect the Group's lower level of indebtedness. In addition, the Obligors have provided certain affirmative undertakings to the Lenders with respect to the maintenance of insurance, compliance with applicable laws, preservation of assets and related matters.

Limitations on Payments to the Company

The Facility Agreement generally restricts the Obligors from making any distributions in favour of the Company.

Notwithstanding the above, the Facility Agreement permits the Obligors to pay dividends to the Company to pay interest (but not principal) due on the New Notes, provided that certain financial and related tests are satisfied. In addition, the Obligors may make additional dividends and/or intercompany loans to the Company to cover certain payments and costs and expenses related to the Reorganisation.

C.    TERMS OF THE NEW NOTES

For a detailed description of the terms of the New Notes, please see Part Three of this document.

D.    RISK FACTORS

RISK FACTORS

You should carefully consider all the information in this document, including these risk factors, before you vote in the relevant Scheme Meeting. The Group's business, financial condition and results of operations could be materially adversely affected by any of the following risks. The risks described below relate to the Company and to the Group as a whole. Risks that impact the Group are also of importance to the Company because, as a holding company with no operations of its own, the Company's ability to meet its liabilities depends on the financial condition of the Group. The risks set out below are not the only ones facing the Group. Additional risks not presently known to the Group or that the Group currently deems immaterial may also impair the Group's business operations and, therefore, the ability of the Company to meet its commitments.

This document also contains forward-looking statements that involve risks and uncertainties. The Group's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by the Group described below and elsewhere in this document.

Risks relating to the Reorganisation

Approval of the Scheme—Effectiveness of the Schemes requires the approval of the relevant classes in interest.

In order for the Schemes to become effective, each Scheme must be approved by the relevant classes as described in this document. If, notwithstanding the fact that over 75% of each relevant class has given undertakings to vote in favour of the relevant Scheme at the relevant Scheme Meeting (as more particularly described in Part Two of this document), a significant number of the members of those classes do not vote in favour of the relevant Scheme (whether due to a material adverse change having occurred or otherwise), then the Schemes may not be approved at the Scheme Meetings, in which case the Schemes would be withdrawn and the Reorganisation would not be implemented, which could have a material adverse effect on the ability of the Company to meet its commitments and on the business of the Group going forward.

Objections to the Schemes—Even if the Schemes are approved at the relevant Court meetings, the Schemes may be objected to and not completed.

If the Schemes are approved at the Scheme Meetings, it is possible that a person with an interest in the Schemes (whether a relevant class member or another person) could appear, in person or through counsel, at the hearing of the application to the Court to sanction the Schemes in order to object to the Schemes being sanctioned by the Court. If the Court issues an order sanctioning the Schemes, the same persons could appeal the Court's order. Therefore, there can be no assurance that objections will not be made at or before the Court hearing or that an appeal will not be made against the order sanctioning the Schemes. Such objections or appeal may delay, or possibly prevent, the Reorganisation.

Adverse Publicity—Adverse publicity relating to the Reorganisation and the financial condition of the Group may adversely affect the Group's customer and supplier relationships and market perception of its business.

Adverse publicity relating to the Reorganisation and the financial condition of the Group may materially adversely affect the Group's business by making it difficult to convince customers to continue to acquire products from, and develop new products with, the Group. In addition, suppliers may demand shorter payment terms or not extend normal trade credit. All of these factors could materially adversely affect the

Group's working capital position. In addition, suppliers may choose not to continue to supply the Group with products and services and the Group may find it difficult to obtain new or alternative suppliers, being required to base its procurement policies on whether a supplier is prepared to offer trade credit, rather than purchasing criteria based on supplier quality, service and price. Ongoing negative publicity may also have a long-term negative effect on the Group's brand names, which could make it more difficult for the Group to market its products in the future.

Failure to implement the Reorganisation—Failure to implement the Reorganisation for any reason could have a material adverse effect on the Company and the Group's operations.

A failure to implement the Reorganisation for any reason could have a material adverse effect on the Company and the Group's business, financial condition and results of operations. As of 30 September 2006, the Group had net debt of £132.6 million, which, in pro forma for the Reorganisation, would have been reduced to £80.0 million. In addition, as of that same date, the Group had a liability on its outstanding Preference Shares of £112.2 million, which would be eliminated if the Reorganisation were implemented.

The significantly higher debt burden and other liabilities to which the Group would be subject without the Reorganisation would require a substantial diversion of the Group's cash flows to service its debt, further restricting the capital investments that the Group can make to modernise its production processes and expand its capacity in targeted markets. The Group's ability to hedge its exposure to aluminium prices would remain limited, and the Group would in general be more vulnerable to any macro economic shocks and short-term fluctuations in demand for its products, and less able to respond to any initiatives launched by its competitors. Customer anxiety may increase, with customers possibly becoming reluctant to commit to long-term partnerships when they are unsure of the Group's ability to invest required resources to develop and produce the products that they require. Suppliers may likewise reduce payment terms or require payment up-front, which would constrain the Group's expenditure further. If the Group's financial structure is less certain, the UK pension regulator may require increased payments by the Group to reduce existing deficits in its UK pension scheme, and employee morale may suffer, making it more difficult to recruit employees with the know-how required by the Group, including skilled staff used by the Group for research and development, sales, purchasing, engineering, production and commercial management.

Although the Group currently has the capacity to service its existing indebtedness, including the Senior Notes, it has been required to draw on existing credit facilities to make these payments. If the Reorganisation is not implemented, it would be difficult for the Company to repay its outstanding Senior Notes at their maturity in 2009 from internally generated cash, which would require the Company to consider a refinancing or sale of all or a majority of the Group to raise sufficient funds to make the required payments. Such a refinancing, if possible, may be on unfavourable terms that would further reduce the Group's ability to invest capital in its business and hedge the Group's aluminium exposure. A sale, if undertaken, may be at reduced prices that may value the Group at less than it is worth as a going concern. See Part Two of this document for the principal discussion of the risks of not proceeding with the Reorganisation.

Risks relating to the New Notes

Substantial Debt—The Group's substantial amount of debt could hurt its financial health and prevent the Company from fulfilling its obligations under the New Notes.

The proposed Reorganisation will lower the Group's current debt burden, but the Group will still have a substantial amount of debt as demonstrated in the pro forma financial information. On 30 September 2006 assuming that the Reorganisation and the issuance of the New Notes had taken place on that date, the Group would have had total consolidated debt of £82.5 million and a total debt to EBITDA ratio of 3.2 to 1. In the year ended 31 December 2005, including payments on the New Notes that would have been made had the Reorganisation taken place on 1 January 2005, the Group estimates that it would have incurred £8.3 million of interest expense on its debt of which £1.1 million could have been paid in kind at the option of the Company. Subject to the restrictions in the Group's debt agreements, the Group may borrow more money from time to time to finance its working capital, capital expenditures, acquisitions or other purposes.

The Company's obligation to make principal and interest payments could have important consequences for holders of the New Notes, including the following:

•
the Group will need to use a large portion of the money that it earns to pay principal and interest on the New Notes and other debt, which will reduce the money it can use for other purposes;

•
the New Notes and some of the Group's other debt have and will continue to have a variable rate of interest, which could expose the Group to the risk of increased interest rates notwithstanding any efforts that the Group may make to remove some of that exposure through the use of hedging contracts;

•
debt under the Group's Credit Facility, to which the New Notes will be structurally subordinated, is secured by all of the operating assets of certain of the Company's subsidiaries, either directly, in the case of the Group's US and UK businesses, or indirectly, in the case of the Group's other overseas businesses; trade receivables and inventory, including raw materials, work-in-process and finished goods of the borrowers, and will mature before the New Notes, regardless of whether the New Notes have to be repaid in full for any reason before they mature; and

•
the Group may have more debt than its competitors, which may put it at a competitive disadvantage.

The Group's large amount of debt and costs may:

•
make the Group more vulnerable to economic and industry downturns;

•
reduce the Group's flexibility in responding to changing business and economic conditions, including increasing competition in the Group's businesses; and

•
limit the Group's ability to pursue other business opportunities, borrow more money for future operations, capital investment and research and development to pursue the Group's growth strategy, compete effectively and implement the Group's other business strategies.

The debt burden that the Company has under the Senior Notes has already imposed many of these constraints on the Group, and is one of the principal reasons that the Group is currently seeking to implement the Reorganisation. See paragraph 2 of Part Two of this document for a detailed discussion of the principal reasons for the Reorganisation. The Group requires additional funds to maintain and expand its businesses. Although the Group believes that the money it earns, together with the money that it will be able to borrow under the Credit Facility, will be enough for these purposes, the Group may be wrong or its plans may change in the future. In that case, the Group may need to find money from other sources, which may not be available or may be available only on onerous terms.

The Group May Not Be Able To Make its Debt Payments in the Future.    The Group's ability to meet its debt obligations will depend on whether it can successfully implement its strategy, as well as on financial, competitive, legal and technical factors, including some factors that are beyond the Group's control such as economic conditions in the different markets where the Group operates and pressure from existing and new competitors. If the Group is unable to generate sufficient cash flow from operations to meet principal and interest payments on the Group's debt, it may have to refinance all or part of its indebtedness, as it is currently seeking to do in connection with the Company's existing Senior Notes as part of the Reorganisation. If cash flows from the Group's operations are insufficient to repay in full at maturity the New Notes and all of the Group's outstanding senior and junior ranking indebtedness, the New Notes and the Group's other outstanding debt may need to be refinanced. If that happens, the Group's ability to refinance the New Notes will depend on, among other things:

•
the Group's financial condition at the time;

•
restrictions in agreements governing the Group's debt; and

•
other factors, including market conditions.

The Company cannot ensure that any such refinancing would be possible on acceptable terms or that it could obtain additional financing. If refinancing were not possible or if additional financing were not available, the Group may have to sell its assets under circumstances that might not yield the highest prices, adversely impact the Group's business activities and reduce or delay capital expenditures or default on its debt obligations, including the New Notes and its other outstanding indebtedness, which would permit holders of the New Notes and holders of the other outstanding indebtedness to accelerate the maturity dates of their debt.

Dependence on Cash Flows from Subsidiaries—The Company's ability to service the New Notes depends on its ability to obtain cash from its subsidiaries.

The Company has no operations of its own. Because the Group conducts its operations entirely through its subsidiaries, the Company will rely entirely upon distributions and payments from its subsidiaries to fund its obligations, including payments on the New Notes if the Reorganisation is implemented. The ability of Luxfer Group Limited, Luxfer Group 2000 Limited and their respective subsidiaries to make distributions and other payments to the Company depends on the earnings of those entities. The Company's subsidiaries have no obligation, contingent or otherwise, to pay any amounts due under the New Notes or to make funds available for the Company to enable it to pay any amounts due under the New Notes.

Some of the Company's subsidiaries may be governed by local laws regarding how much they may pay in dividends or in what situations they may pay dividends. For example, these laws may prohibit dividend payments when net assets would fall below subscribed share capital, when the subsidiary lacks available retained profits or when the subsidiary fails to meet certain capital and reserve requirements. In addition, the Credit Facility contains significant restrictions on the ability of the Company's subsidiaries to distribute money to the Company, although they will generally be able to make any necessary distributions unless there is an event of default under the New Notes or the Credit Facility. The Credit Facility and other future debt may not permit the subsidiaries to distribute enough money to the Company to allow it to make all payments on the New Notes, even if that caused an event of default under the New Notes.

Cash Flows—The Group's ability to continue as a going concern is dependent on its future operating performance and ability to generate cash.

The Group believes that its expected cash flows following the implementation of the Reorganisation, together with the Credit Facility, will be adequate to meet the Group's anticipated needs and continue as a going concern for the foreseeable future. However, the Group cannot assure you that the Group's business will generate sufficient cash flow from operations or that future borrowings will be available to the Group in an amount sufficient to enable the Group to service and pay its indebtedness, including the New Notes, when due or to fund the Group's other capital requirements or any operating losses. Economic shocks, increases in the costs of raw materials or customer reactions to the Reorganisation among other factors could have a negative impact on the Group's cash flows. If the Group's future cash flows from operations and other capital resources are insufficient to pay its obligations as they mature or to fund the Group's liquidity needs, the Group may be forced to:

•
reduce or delay the Group's business activities and capital expenditures;

•
sell assets;

•
obtain additional indebtedness or equity capital;

•
restructure or refinance all or a portion of the Group's indebtedness, including the New Notes, on or before maturity; or

•
forego opportunities such as acquisitions of other businesses.

The Group cannot assure you that it would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of the Group's existing and future indebtedness, including the New Notes, may limit its ability to pursue any of these alternatives.

Restrictions in Debt—The Company's operations and those of its subsidiaries are restricted by the terms of the debt the Group has incurred or will incur, including the Credit Facility and the New Notes.

The Indenture and the Credit Facility limit the Group's flexibility in operating its businesses. In particular, these agreements limit the Company's ability and the ability of its subsidiaries in certain circumstances to:

•
borrow more money or become further in debt;

•
pay dividends;

•
make certain investments or buy assets;

•
use the Group's assets as security for borrowing money or in other transactions;

•
enter into certain transactions with the Company's affiliates;

•
sell Group assets;

•
merge or consolidate with other companies;

•
sell or issue preferred stock of certain Company subsidiaries;

•
enter into sale and leaseback transactions;

•
make capital expenditures;

•
prepay junior debt; and

•
repay other debt.

Furthermore, one of the Group's strategies is to consider and take advantage of selected opportunities to grow by acquiring other businesses whose operations or product lines fit well with its existing businesses or whose geographic location or market position enables the Group to expand into new markets. The Group's ability to implement this expansion strategy will, however, depend on how much money it can spend within the constraints of its various debt covenants. It will also depend on the availability of suitable businesses at acceptable valuations.

If the Company fails to comply with any of the covenants in the Indenture or the Credit Facility, it will likely be in default under the New Indenture, and the trustee or holders of the New Notes could declare the principal and accrued interest on the New Notes due and payable, after any applicable cure period. These restrictions could materially adversely affect the Company and its subsidiaries' ability to finance future operations or capital needs or engage in other business activities that may be in their best interest.

The Credit Facility also requires the Group to meet certain financial ratios and tests. It may not be able to meet these tests for reasons beyond its control. If they fail to comply with the obligations in the Credit Facility, there would be an event of default under that agreement even if the Group could still meet its debt service obligations. In that case, it is likely that the Company would be unable to continue to make payments to holders of the New Notes of principal or interest on such notes. In addition, the lenders under the Credit Facility might declare the debt under that facility immediately due and payable and seek to foreclose on those assets of the Company's operating subsidiaries which secure the debt under the Credit Facility, which include all of the Company's operating assets. If there is a default under the Credit Facility, the operating subsidiaries may not have sufficient assets to repay the debt under that facility and other debt, including the New Notes. The Credit Facility restricts the ability of the Company's subsidiaries to make dividends, loans, advances or other distributions to the Company and the ability of the Company to enforce its remedies under the inter-company note from Luxfer Group Limited. See section B of Part Six—"Description of the Senior Credit Facility"

Priority of Creditors—The Group's secured debt and the other indebtedness of the Subsidiaries will have priority over the New Notes.

The Company is a holding company and operates through the Subsidiaries. This means that if the Reorganisation is implemented, all creditors of the Subsidiaries, among others, will have claims prior to holders of the New Notes if the Group cannot pay all of its creditors (including lenders under the Credit Facility). On 31 December 2005, assuming that the Reorganisation and the offering of the New Notes had taken place at that time, the Subsidiaries would have had total liabilities of £85 million, including debt of £16.2 million. At that time, and based on the same assumptions, the Group would also have been able to borrow approximately £20 million more under the Credit Facility and, with the consent of lenders under the Credit Facility, £15 million in additional senior debt.

Moreover, in any proceeding involving the insolvency or liquidation of the Company or any of its UK subsidiaries, it is likely that the Group's UK pension liabilities would be valued on a buy-out basis instead of a current funding basis. If the Group's UK pension liabilities were assessed on a buy-out basis, it is likely that the net pension deficit would be at least several times higher than the deficit of £18.5 million as of 30 June 2006, as calculated under IAS 19. This pension liability, if assessed, may rank ahead of any claims by holders of the New Notes on insolvency or liquidation, and could significantly reduce any financial returns to such Noteholders.

The Group's Secured Debt.    In order to secure the obligations of each borrower under the Credit Facility, each borrower has jointly and severally guaranteed the obligations of each other borrower. The Group's obligations under the Credit Facility are secured by all of the operating assets of certain of the Company's subsidiaries, either directly, in the case of the Group's US and UK businesses, or indirectly, in the case of the Group's other overseas businesses. Each borrower has also charged its trade receivables and inventory, including raw materials, work-in-process and finished goods, in favour of the lenders. Similar security may be granted in connection with other secured debt that the Group may incur pursuant to the New Indenture. As a result, in the event of a default on this secured debt, substantially all of the Group's operating assets in the United Kingdom and United States could be used to repay the Group's secured indebtedness, which would severely impact the Group's ability to generate revenue and remit funds to the Company to make any payments with respect to the New Notes.

The New Notes are Unsecured.    The New Notes will be unsecured. If the Company defaults on these New Notes or enters bankruptcy, liquidation or reorganisation, then all of the Company's assets that secure its debts will be used to satisfy the obligations under its secured debt, if any, before the Company could make any payment on the New Notes. Because of the structural subordination of the New Notes to all of the debts of the Subsidiaries, in addition to the security and restrictive covenants granted with respect to the Credit Facility, only very limited assets would likely be available to make payments on the New Notes in the event of their acceleration. If there is not enough collateral to satisfy the obligations of the secured debt, then the remaining amounts on the secured debt would be shared equally with all unsubordinated unsecured indebtedness of the Group.

Rights of Creditors under Insolvency Laws—Insolvency laws applicable to the Company may not be as favourable to you as the bankruptcy laws of the jurisdiction with which you are familiar.

The Company and a number of the Subsidiaries are companies incorporated under the laws of England and Wales. Accordingly, insolvency proceedings with respect to the Company and such Subsidiaries would be likely to proceed under, and be governed by, English insolvency law.

However, where an English company conducts business in more than one member state of the European Union, as do members of the Group, the jurisdiction of the English courts may be curtailed if the company's "centre of main interests" is in a member state other than the United Kingdom. There are a number of factors that are taken into account to ascertain the "centre of main interests," which should correspond to the place where the company conducts the administration of its interests on a regular basis and is therefore ascertainable by third parties. Moreover, a company incorporated outside the European Union may also be subject to the insolvency regime of a member state where that company's "centre of main interests" is located in an EU member state. For example, a US incorporated company has been subject to English insolvency procedures on the basis that its "centre of main interests" was in fact based in England. To the extent that the laws of another jurisdiction would be applicable to any bankruptcy, insolvency, administrative or other law of any jurisdiction, such provisions could be materially different from, or in conflict with, one another and those in the United States or other jurisdictions which may be more familiar to holders of the New Notes, including creditors' rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The application of these various laws in multiple jurisdictions could trigger disputes over the laws of which jurisdiction should apply and could adversely affect the ability of holders of the New Notes to enforce their rights and collect payment in full under the New Notes.

The New Notes constitute obligations of the Company that are not secured on the Company's assets and are not guaranteed by, or secured on the assets of, any subsidiary of the Company. Consequently, upon the winding-up of the Company, claims of holders of the New Notes in respect of principal or interest on the New Notes will rank equally and rateably with the claims of all other unsecured creditors of the Company, other than those unsecured creditors who are afforded preferential treatment under English insolvency laws. Currently, these preferential debts include: (a) amounts owed in respect of unpaid contributions for occupational pension schemes; (b) certain amounts owed to employees in respect of unpaid wages and holiday entitlements; and (c) all expenses (including the liquidator's remuneration) properly incurred during the course of the liquidation. As of 30 June, the Group had a deficit in its UK pensions scheme of £18.5 million. In the event of the Company's liquidation, the liabilities of the Company to unsecured creditors will be satisfied only after payment of all secured indebtedness, if any (to the extent of the assets securing such indebtedness) and after payment of such preferential debts. The protection given to unsecured creditors such as holders of the New Notes under English insolvency statutes will in most cases be less than the protection that would be given to unsecured creditors under Chapter 11 of the US Bankruptcy Code.

The Group's obligations under the Facility Agreement are secured by all of the operating assets of certain of the Company's subsidiaries, either directly, in the case of the Group's US and UK businesses, or indirectly, in the case of the Group's other overseas businesses. Each borrower has also charged its trade receivables and inventory, including raw materials, work-in-process and finished goods, in favour of the lenders. After the occurrence of an insolvency event or other event of default of these entities, the security agent under the Credit Facility has the effective right to enforce the security in order to realise the collateral. The Company, as a shareholder of those companies that granted security in favour of lenders under the Credit Facility, will not be entitled to prevent the enforcement of such security, which would deplete the assets available to make payments on interest and principal due on the New Notes. Moreover, all of the unsecured creditors of the Subsidiaries would have priority with respect to the assets of these

Subsidiaries before any payment would be made with respect to the Company's equity interests in those companies. See "—Priority of Creditors—The Group's secured debt and the other indebtedness of the Subsidiaries will have priority over the New Notes".

As an alternative to being put into liquidation, the relevant English insolvency statutes provide that a company may enter administration if the company is or is likely to become unable to pay its debts and one of the objectives of entering administration is likely to be achieved. A company may enter administration at the instance of the company, its directors, a creditor secured by a qualifying floating charge or by order of the Court. Once appointed, the administrator must perform its functions with the objective of (a) rescuing the company as a going concern; (b) achieving a better result for the company's creditors as a whole than would be likely if the company were wound up (without first going into administration); or (c) realising property in order to make a distribution to one or more secured or preferential creditors. The administrator must perform his functions in the interests of the company's creditors as a whole. He may only perform his functions in pursuit of the objective stated in (b) if, in his opinion, it is either not reasonably practicable to rescue the company, or the objective in (b) would achieve a better result to the company's creditors as a whole. He may only perform his functions in pursuit of the objective stated in (c) if he believes that it is not reasonably practicable to achieve the objects stated in (a) or (b) and to do so would not unnecessarily harm the interests of the creditors of the company as a whole. During the administration, in general no proceedings, enforcement action or legal process may be commenced or continued against the company or its assets, except with the permission of the court or the administrator. If the Company were to enter into administration proceedings, it is possible that the obligations of the Company under the New Notes may not be enforced.

Risk of Inability to Finance a Repurchase Offer in the Event of a Change of Control—The Company may not be able to obtain enough funds to repurchase the New Notes if a change of control takes place.

A "change of control" is an event (defined in the New Indenture) which includes certain changes in ownership of or voting rights in the Company. If a change of control occurs, holders of the New Notes may require the Company to purchase any or all of their New Notes at 101% of their principal amount. The Company may not have enough money, however, to purchase the New Notes upon a change of control and also may not be able to raise the money to do so. Furthermore, if holders of the New Notes exercise their right to require the Company to buy back the New Notes, this might cause a default under the Credit Facility or other debt, even if the change of control does not. Restrictions on a change of control contained in the Credit Facility and the New Indenture may make it more difficult for others to obtain control of the Company.

The change of control provisions may not protect holders of the New Notes in a transaction in which the Group borrows a large amount of debt, including a reorganisation, restructuring, merger or other similar transaction, because that kind of transaction may not involve any shift in voting power or beneficial ownership or a rating decline, or may not involve a shift large enough to trigger a change of control.

Absence of a Public Market for the New Notes—Holders of the New Notes cannot be sure that an active trading market will develop for the New Notes.

The New Notes are a new class of securities that have never been traded. An application is expected to be made to list the New Notes on the Euro MTF segment of the Luxembourg Stock Exchange or for admission of the New Notes to listing on the Official List of the UK Listing Authority and to trading on the Professional Securities Market of the London Stock Exchange plc, or for listing on any other comparable securities exchange. A trading market for the New Notes may not develop, however, or, if it does, may not be liquid. Moreover, if the Noteholder Scheme becomes effective, the New Notes will constitute a smaller outstanding aggregate principal amount available for trading than the Senior Notes do at present, and must be traded in minimum amounts of £50,000 and integral multiples of £1.00 in excess thereof. No brokers, dealers or other agents are obligated to make a market in the New Notes and may discontinue any market making at any time without notice. There can be no assurance that an active trading market for the New Notes will develop, or if one does develop, that it will be sustained.

Historically, the market for non-investment grade debt has been highly volatile in terms of price. It is possible that any market that does develop for the New Notes will also be volatile. This volatility in price may affect the ability of the holders of the New Notes to resell the New Notes and the timing of any such sale.

The New Notes issued under the Noteholder Scheme will be issued in reliance upon exemptions from the registration requirements of the US Securities Act, including that provided by section 3(a)(10) thereof. As a result, the New Notes have not been and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. The New Notes will not be registered under the US Exchange Act, and the Company does not expect that the New Notes will be subject to the reporting requirements applicable thereunder. Scheme Creditors who are or will be affiliates of the Company prior to the implementation of the Noteholder Scheme, but are not affiliates of the Company after implementation of the Noteholder Scheme, will be subject to timing, volume and manner of sale restrictions on the sale of New Notes received upon implementation of the Noteholder Scheme, in certain circumstances for a one year period and in certain circumstances for a two year period under Rule 145(d) of the US Securities Act. Scheme Creditors who are not affiliates of the Company prior to implementation of the Noteholder Scheme but who become affiliates of the Company after implementation of the Noteholder Scheme may not sell or otherwise transfer such New Notes without registration or an exemption from registration under the US Securities Act and any applicable securities laws of any state or other jurisdiction of the United States. For the purposes of the US Securities Act, an "affiliate" of the Company is any person that directly or indirectly controls, or is controlled by, or is under common control with, the Company. Scheme Creditors who believe they may be affiliates of the Company for the purposes of the US Securities Act should consult their own legal advisors.

Because of the restrictions on resale, the potential lack of a trading market, and other factors, holders of the New Notes may not be able to resell their New Notes. If holders are able to resell the New Notes, they may not be able to resell them at par.

Foreign Exchange Risk—Holders of the New Notes may face foreign exchange risks.

The New Notes are denominated and payable in pounds sterling. If holders of the New Notes measure investment returns by reference to a currency other than the pound sterling, holding the New Notes entails foreign exchange-related risks, due to, among other factors, possible significant changes in the value of the pound sterling relative to the currency by which the Noteholder measures its investment returns because of economic, political and other factors over which the Company has no control. Depreciation of the pound sterling against the currency by which holders of the New Notes measure their investment returns could cause a decrease in the effective yield of the New Notes below their stated coupon rates and could result in a loss to Noteholders when the return on the New Notes is translated into the currency by which they measure their investment returns. There may be tax consequences for holders of New Notes as a result of any foreign exchange gains resulting from holding the New Notes.

UK Tax Consequences—The Company could be required to withhold or deduct UK taxes on payments with respect to the New Notes if the Company fails to list the New Notes on a recognised stock exchange before interest payments are due.

The Company will be required to make its first interest payment on the New Notes approximately three months after the New Notes have been issued, and every six months thereafter. When the Company makes payments with respect to the New Notes, it will be subject to UK withholding tax requirements with respect to those payments unless the New Notes have been listed on a stock exchange recognised by the HM Revenue & Customs, in which case (subject to the satisfaction of certain conditions and to certain exemptions) the Company will be exempt from such tax requirements. An application is expected to be made to list the New Notes on the Euro MTF segment of the Luxembourg Stock Exchange or for admission of the New Notes to listing on the Official List of the UK Listing Authority and to trading on the Professional Securities Market of the London Stock Exchange plc, or for listing on any other comparable securities exchange. The Company cannot assure Scheme Creditors, however, that the Company's application will be approved.

Under the terms of the New Indenture governing the New Notes, any payment that the Company makes to holders of the New Notes will be made without withholding or deduction of UK taxes, unless that deduction is required by law or interpretation or application of law. Furthermore, if the Company is required to withhold taxes, it will generally pay any additional amounts required in order to ensure that the amounts received by holders of the New Notes will be the same as though no deduction or withholding had been made. Therefore, if the Company fails to list the New Notes on a recognised stock exchange, it will generally be required to pay additional amounts. Notwithstanding the foregoing, however, there are certain circumstances in which the Company will not be required to pay additional amounts to holders of

New Notes, as described more fully under "Description of the New Notes—Additional Amounts". See also "Taxation."

Book-Entry Interests—The New Notes will be held in book-entry form and therefore the ultimate beneficial owners of the New Notes must rely on the procedures of the relevant clearing systems to exercise any rights and remedies.

Unlike holders of New Notes themselves, the ultimate beneficial owners of the book-entry interests in the New Notes will not have the direct right under the New Indenture to act upon solicitations by the Company of consents or requests by the Company for waivers or other actions from holders of the New Notes. Instead, the ultimate beneficial owners of book-entry interests in the New Notes will be permitted to act only to the extent it has received appropriate proxies to do so from Euroclear or Clearstream and, if applicable, their participants. There can be no assurance that procedures implemented for the granting of such proxies will be sufficient to enable the ultimate beneficial owners of book-entry interests in the New Notes to vote on any requested actions on a timely basis. Similarly, upon the occurrence of an event of default under the New Notes, the ultimate beneficial owners of book-entry interests in the New Notes will be restricted to acting through Euroclear or Clearstream until the issuance of certificated notes is requested. The procedures to be implemented by Euroclear and Clearstream under such circumstances may not be adequate to ensure the timely exercise of remedies under the New Indenture. The common depositary, or its nominee, will be the only entity with the right to bring a claim under Section 316(b) of the Trust Indenture Act for non-payment of principal and interest; therefore, the holders must rely upon the procedures of Euroclear and Clearstream unless and until certificated notes are issued.

Risks relating to the New Ordinary Shares and Deferred Shares

Absence of a Public Market for the New Shares—There will be no active trading market for the New Shares.

If the Reorganisation is approved, the New Ordinary Shares and Deferred Shares (collectively, the "New Shares") delivered to Scheme Creditors and the MIP Members as of the Record Date will be in certificated form and will not be listed on any stock exchange. The Company does not expect any active trading market for its New Shares to develop. If a market for the New Shares were to develop, the New Shares could trade at prices that may be volatile and lower than the initial values at which such shares have been valued for purposes of the Reorganisation depending on a number of factors, including the liquidity in the New Shares, prevailing interest rates, transfer restrictions, the markets for similar securities, the future performance of the Group and technological, market, economic, legislative, political, regulatory and other factors.

In addition, the New Shares will be delivered in reliance upon exemptions from the registration requirements of the US Securities Act, including that provided by section 3(a)(10) thereof. As a result, such New Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. The New Shares will also not be registered under the US Exchange Act, and the Company does not expect that the New Shares will be subject to the reporting requirements applicable thereunder. Recipients of the New Shares who are or will be affiliates of the Company prior to the implementation of the Shareholder Scheme, but are not affiliates of the Company after implementation of the Shareholder Scheme, will be subject to timing, volume and manner of sale restrictions on the sale of New Shares received upon implementation of the Scheme, in certain circumstances for a one year period and in certain circumstances for a two year period under Rule 145(d) of the US Securities Act. Recipients of New Shares pursuant to the Shareholder Scheme who are not affiliates of the Company prior to implementation of the Shareholder Scheme but who become affiliates of the Company after implementation of the Shareholder Scheme may not sell or otherwise transfer such New Shares without registration or an exemption from registration under the US Securities Act and any applicable securities laws of any state or other jurisdiction of the United States. For the purposes of the US Securities Act, an "affiliate" of the Company is any person that directly or indirectly controls, or is controlled by, or is under common control with, the Company. Recipients of the New Shares who believe they may be affiliates of the Company for the purposes of the US Securities Act, which may include Ordinary Management Shareholders, should consult their own legal advisors.

Pre-emptive Rights—Shareholders outside of the United Kingdom may not be able to exercise pre-emptive subscription rights.

Under English law, shareholders have certain pre-emptive rights to subscribe on a pro rata basis for cash issuances of new shares or other securities that entitle holders to acquire new shares. However, due to laws and regulations in their respective jurisdictions, the Company's non-UK shareholders may not be able to exercise their pre-emptive subscription rights unless a registration statement under the US Securities Act is effective or an exemption from the registration requirements of the US Securities Act is available. There can be no assurance that the Company will file a registration statement in such circumstances, or that, if filed, such registration statement would be declared effective. If a US or other shareholder cannot exercise its pre-emptive subscription rights, its ownership interest in the Company will be diluted.

Change in Control of the Company

Any person who acquires shares in the Company (taken together with shares in which persons acting in concert with him are interested) above a certain threshold may be required to make a public offer for the entire share capital of the Company. Under Rule 9.1 of the City Code on Takeovers and Mergers: (a) if any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which persons acting in concert with him are interested) carry 30% or more of the voting rights of the Company; or (b) any person, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% of the voting rights of the Company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested, then such person must make an offer for the entire share capital of the Company. A "change of ownership' as defined in certain taxation statutes applicable to the Company may result in the unused non-trading tax losses from previous years being forfeit or restricted.

Risks relating to the Group's operations

Exposure to fluctuations in raw material and utility prices—The Group is exposed to fluctuations in the prices of the raw materials and utilities that are used to manufacture its products, and can incur unexpected costs.

The primary raw material used in the manufacturing of gas cylinders and tubes is aluminium. The price of aluminium is subject to both short-term price fluctuations and to longer-term cyclicality as a result of international supply and demand relationships. Aluminium prices have increased significantly in recent years, with the London Metal Exchange ("LME") three-month price of aluminium increasing from an average of $1,850 per tonne for the first half of 2005 to a peak of over $3,200 per tonne in May 2006. The Group has also experienced significant price increases in other raw material costs such as carbon fibre (as used in composite cylinders) and in zircon sand, rare earths and basic chemicals used in zirconium chemical operations. Certain of the Group's operations also sell into their domestic markets which may be protected by tariff barriers. The reduction of these tariff barriers could have an adverse impact on the profitability of the operations.

In addition, the Group's energy costs, which constitute another major input cost of the Group's total expenses in 2005, may be subject to significant variations. In recent years, unrest in the Middle East, natural disasters such as Hurricane Katrina in the United States and other factors have contributed to a significant increase in energy prices for the Group, particularly with respect to the price that it pays for its UK energy supplies, which have been subject to a number of significant price increases in late 2005 and early 2006. During the first nine months of 2006, the Group incurred approximately £7.5 million of additional raw material costs (net of aluminium hedging benefits) and additional utility costs of approximately £1.5 million when compared to the same period in 2005.

Fluctuations in the prices of these raw materials and utility costs could affect margins in the businesses in which they are used. The Group cannot always increase its prices to offset increases in raw material and utility costs immediately or at all, whether because of fixed price agreements with customers, competitive pressures that restrict the Group's ability to increase prices or other factors. It can be particularly difficult to increase prices in product areas such as gas cylinders, where competitors offer similar products made from alternative materials, such as steel. As a result, a substantial increase in raw material or energy prices, or an interruption in their supply, could have a material adverse effect on the Group's financial condition and results of operations, particularly if the Group cannot increase the prices of its products for any reason. In such an event, there might be less cash available than necessary to fund business operations effectively or to finance payments on indebtedness.

Derivative financial instruments are used to hedge exposures to fluctuations in aluminium prices. The Group engages in forward purchases of physical primary aluminium on the LME based on the Group's expected needs. It is the Group's treasury policy to enter into these transactions only for hedging, and not for speculative purposes, but the Group is exposed to market risk and credit risk with respect to the use of these derivative financial instruments. In recent periods, the Group has been required to reduce its aluminium hedging activity significantly, due in large part to the reduced availability of credit lines. As a result, in 2006, the Group estimates that it will have hedged approximately 16% of its exposure to aluminium prices for the year, compared to 50% to 60% of its exposure in prior periods. If the price of aluminium were to continue to rise, the Group's increased exposure to changes in aluminium prices could have a material adverse impact on the Group's results of operations to the extent that the Group cannot pass price increases on to its customers.

Where the Group has hedged its metal position, and has forward purchase contracts, a fall in the price of aluminium may give rise to hedging margin calls to the detriment of the Group's borrowing position.

Effect of Market and Credit Risk—Changes in foreign exchange rates or interest rates could cause sales to drop or costs to rise.

The Group conducts a large proportion of its commercial transactions, purchases of raw materials and sales of goods in various countries and regions outside of the United Kingdom, including the United States, continental Europe, Australia and Asia. Changes in the relative values of currencies can decrease the profits of the Company's subsidiaries when they incur costs in currencies that are different from the currencies in which they generate all or part of their revenue. These transaction risks principally arise as a result of purchases of raw materials in US dollars, coupled with sales of products to customers in continental European currencies, principally denominated in euro. This impact is most pronounced in the Group's exports to continental Europe from the United Kingdom. In 2005, the Group's UK operations invoiced customers for approximately €45 million of goods. The Group's policy is to hedge a portion of its net exposure to fluctuations in exchange rates with forward foreign exchange contracts. Therefore, the Group is exposed to market risk and credit risk through the use of derivative financial instruments. Any failure of hedging policies could negatively impact EBITDA or net income, and thus damage the Group's ability to fund its operations and finance indebtedness. See Part Six of this document, "Quantitative and Qualitative Disclosure About Market Risk".

The Company has subsidiaries located outside the United Kingdom, in particular in the United States, the Czech Republic, China and France, whose revenue, costs, assets and liabilities are denominated in local currencies. Because the Group's consolidated accounts are reported in pounds sterling, the Group is exposed to fluctuations in those currencies when those amounts are translated for purposes of reporting the Group's consolidated accounts, which may cause declines in results of operations as results denominated in different currencies are translated to pounds sterling for reporting purposes. The largest risk is from Group operations in the United States, which in 2005 generated EBITDA before exceptional items of approximately $25 million from sales revenues of $214 million. Fluctuations in exchange rates, particularly between the US dollar and the pound sterling, can have a material effect on the Group's consolidated income statement and balance sheet—in 2004, the fall in the average US dollar exchange rate had a negative impact on reported revenues of £12.8 million, whereas in 2005 the slight increase in the average US dollar exchange rate had a positive impact on reported revenues of £1.4 million.

Exposure to Economic Conditions—The Group's operations are exposed to general and local changes in economic conditions over which it has no control.

The Company's subsidiaries sell products in a variety of industries, including industries that are cyclical in nature. To the extent that any of these cyclical industries are at the low point in their economic cycle, sales may be adversely affected and thereby negatively affect the ability of the Group to fund its business operations and finance its indebtedness. It is possible that all or most of these industries could be in decline at the same time, which could have a larger adverse effect on net sales. Moreover, the principal markets for the Group's products are located in North America, Europe and Asia, and any financial difficulties experienced in these markets may have a material adverse impact on the Group's businesses. The maturity of many of the Group's markets, particularly in the United States and Europe in sectors such as the US medical market and the European fire extinguisher market could require the Group to increase sales in developing regions in order to increase its sales, which may involve greater economic and political risks. The Group may not be able to expand sales in such a fashion.

Reliance on Major Customers—The Group's operations rely on a number of large customers in certain areas of its business and the loss of any of its major customers could hurt its sales.

If the Group fails to maintain its relationships with its major customers, or fails to replace customers, or if there were reduced demand from such customers or for the products produced by such customers, it could reduce the Group's sales and have a material adverse effect on the Group's financial condition and results of operations. Long-term relationships with customers are especially important for suppliers of intermediate components such as the Group, where the Group often works closely with customers to develop products that meet particular specifications as part of the design of a product intended for the end user market. The Group's top ten customers accounted for, in aggregate, approximately 26% of Group revenue in 2005.

Reliance on Certain Industries—The Group depends on customers in certain industries, and an economic downturn in any of those industries could reduce sales.

The Group has significant exposures to certain key industries. An economic downturn in any of those industries could lead to a decrease in demand from customers in such industries and significantly harm the Group's financial condition and results of operations due to decreased sales. 18% of sales in 2005 related to the automotive end-markets, 12% to self-contained breathing apparatus, 11% to the aerospace and defense markets, 10% to medical markets and 6% to fire protection. These five markets together account for more than half the Group's operating revenues. Dependence of certain of the Group's divisions on certain sectors is more pronounced. For example, in 2005, approximately 40% of the Elektron division's sales were to the automotive markets. In 2006 the Group sold its German magnesium die-casting operation, whose sales were predominately to the automotive market. Adjusting for the disposal of this business, the Group's sales to the automotive market in 2005 would have been reduced to 14% and the sales by the Elektron division to the automotive market to 32%.

Competition—Competitive pressures can negatively impact the Group's sales and profit margins.

The markets for many of the Group's products are highly competitive, especially in terms of quality, price and service. The Group could lose market share as a result of these competitive pressures.

Many of the Group's major business segments rely on the use of aluminium and magnesium, and the price of aluminium, in particular, has increased in recent periods. The highly competitive nature of some of the markets in which the Group operates, including, for example, the US medical cylinder market, which has a number of dedicated producers with excess capacity, makes it very difficult to raise customer prices to offset aluminium cost increases. In addition, rising aluminium prices could lead to the development of alternative products that use low cost materials and that could become favoured by end-market users.

More generally, the Group may face potential competition from producers that manufacture products similar to the Group's aluminium-and magnesium-based products using other materials, such as steel, plastics or composite materials. Products produced by competitors using different materials might compete with the Group's products in terms of price, weight, engineering characteristics, recyclability or other grounds.

Other parts of the Group's operations manufacture and sell goods that satisfy stringent product specifications. Competitors may develop lower cost or better performing products and customers may not be willing to pay a premium for the advantages offered by the Group's products, even if they are technically superior to competing technologies.

In recent years, the Group has also experienced increased competition from new geographic areas, including Asia, where manufacturers can benefit from lower labour costs. Competitors with operations in these regions may be able to produce goods at a lower cost that the Group, enabling them to compete more effectively in terms of price. Competition with respect to zirconium compounds has been particularly intense, with Chinese suppliers providing low cost feedstock to specialist competitors, making it especially difficult to compete in providing commodity products such as paint dryers. Chinese magnesium also continues to be imported into Europe in large volumes. There is also a trend for western based competitors to relocate production to Asia to take advantage of the lower costs of production.

Reliance on Key Suppliers—The Group depends upon its larger suppliers for a significant portion of its input components and production is sensitive to suppliers.

If the Group fails to maintain relationships with key suppliers or fails to develop relationships with other suppliers, it could have a negative effect on its financial condition or results of operations. The Group relies, to varying degrees, on major suppliers for some of the principal components of the Group's engineered products. For example, carbon fibre has been in short supply in recent years, with a number of expanding applications competing for the same supply of this specialised raw material. The Group has relied on building close commercial relationships with several key suppliers of carbon fibre to provide adequate supplies of the fibres to meet the growing demand for composite cylinders. Nevertheless, an interruption in the supply of carbon fibres or other essential materials used in the Group's production processes, or an increase in the prices of materials due to market shortages or natural disturbances, could significantly affect the Group's ability to provide competitively prices products to customers in a timely manner, and thus have a material adverse effect on the Group's business, results of operations or financial condition. In the event of a significant interruption in the supply of any materials used in the Group's production processes, or a significant increase in their prices (as the Group has experienced, for example, with aluminium), the Group may have to purchase these materials from alternative sources, increase its prices, reduce its profit margins or possibly fail to fill customer orders by the deadlines required in their contracts. The Group can give no assurance that it would be able to obtain replacement materials quickly or on similar or not materially less favourable terms.

Risks Relating to the Group's Pension Funds—The Group's defined benefit pension plans may have significant pension deficits.

The Group operates defined benefit arrangements in the United Kingdom, the United States, France and Japan. The Group's principal defined benefit plan, which closed to new contributions in 1998, is funded according to the regulations in effect in the United Kingdom and, as of 30 June 2006, had a deficit of £18.5 million. The Group is exposed to various risks related to its defined benefit plans, including the risk of loss of market value of the plan assets, the risk of actual investment returns being less than assumed rates of return, and the risk of actual experience deviating from actuarial assumptions for such things as mortality of plan participants. In addition, fluctuations in interest rates may cause changes in the annual cost and benefit obligations. The triennial actuarial review of the Pension Plan is scheduled to be concluded during the first quarter of 2007. Following this review the Group is likely to be required to increase the level of its annual pension contribution in the United Kingdom, to eliminate the projected pension deficit in the final benefit scheme. In light of the Reorganisation, and other factors, the UK pensions regulator may require the Group to make higher accelerated contributions to the Pension Plan, which would reduce the cash available to the Group to fund its business operations and service its debt.

Protection and Development of Intellectual Property Rights and Changing Industry Requirements—Because of the nature of the competition faced by the Group, its ability to remain profitable depends on its ability to protect intellectual property and to invest in research and development, which requires money.

Given the competition faced from competing products and producers of competitive substitutes, the Group's market position will suffer if products are not sufficiently technologically advanced. The Group cannot ensure that it will always have the ability to protect, or to continue to develop, proprietary information. It also cannot assure investors that it can sustain the level of capital expenditure necessary to protect the Group's technological position. In order to maintain the benefits of its technology, the Group needs to protect its intellectual property rights and will also need to invest in research and development. The Group protects its intellectual property rights through various means, including patents and trade secrets. In particular, it patents products and processes (or certain parts of them) that could be easily duplicated, while protecting other products and most of its processes as trade secrets, although the Group does not have a policy regarding protection of these rights, which are instead addressed on a case-by-case basis.

In addition, the Group has negotiated and may from time to time in the future negotiate licenses with third parties with respect to third-party proprietary technologies used in certain of its manufacturing processes. There is, however, still the potential for disputes and litigation. The Group may, from time to time, be notified of claims that it is infringing upon patents, copyrights, or other intellectual property rights owned by third parties, and the Group cannot provide assurances that other companies will not, in the future, pursue such claims against it. If the Group were found to infringe upon a patent or other intellectual property right, or if it failed to obtain or renew a license under a patent or other intellectual property right from a third party, it may be required to pay damages and/or suspend the manufacture of certain products, or it may be unable to enter certain new product markets. The Group's competitive position could suffer as a result.

Furthermore, it cannot be certain that the Group will have sufficient production capacity or the research and development capability to respond to changes in the industries in which its operates. These changes could include changes in the technological environment in which it currently operates, increased demand for products or the development of alternatives to the Group's products. For example, steel is an alternative material to the use of aluminium in gas cylinders which has been in use for many years and which remains competitive, and new high-performance composite materials may be developed for use in the aerospace industry. The Group expects to fund its future capital expenditure requirements through operating profit cash flows and restricted levels of indebtedness, but if operating profit decreases or the Reorganisation is not implemented, it may not be able to respond to these changes.

Capital Expenditure Requirements—Some of the Group's operational equipment is relatively old, and may need significant expenditure for repair or replacement.

High levels of maintenance and repair costs could result from the need to maintain any of the Group's older plants, property and equipment, and machinery breakdowns could result in interruptions to the business resulting in lost production time and reduced output. Machinery breakdowns or equipment failures may hamper production and increase the Group's operating costs, thus reducing the cash inflow from operations. Although the Group has followed a policy of funding all essential maintenance and repairs in recent periods, the Group has constrained its nonessential capital expenditure in response to restricted liquidity arising from interest expense on the Senior Notes and other factors, which could increase the risk of equipment breakdowns or other required maintenance.

In addition, an important part of the Group's strategy following the Reorganisation, if implemented, is continuing its capital investment and research and development programs to expand its operations. See paragraph 2 of Part Two of this document for a detailed of this strategy. Any failure to implement required investments, whether because of requirements to divert funds to repair existing physical infrastructure, debt service obligations, restrictive covenants in the Group's debt obligations, unanticipated liquidity constraints or other factors, could have a material effect on the Group's business and on its ability to finance its indebtedness.

Environmental Costs and Liabilities—The Group's operations may prove harmful to the environment, and any clean-up costs could be expensive.

The Group may be exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and prior activities performed on sites before the Group acquired an interest in them. The Group's operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations increasingly impose more stringent environmental protection standards on the Group and affect, among other things, air emissions, waste-water discharges, the use and handling of hazardous materials, noise levels, waste disposal practices, and environmental clean-up. The Group has spent approximately £1.7 million between 2004 and 2005 on environmental remediation efforts, including with respect to investigations at the Group's Redditch Tubes plant, removal of sludge from a pond at the Flemington site, and the removal of contaminated soil near an underground storage tank at one of the Group's cylinder plants. The Group also spent £2.6 million in the first half of 2006 in connection with expenses associated with additional remediation efforts at its Flemington site, and the Group estimates that environmental compliance and related matters will cost an additional £0.4 million in 2006. See below, "Information on the Company—Environmental Matters" for details of the Group's environmental management programme and the environmental issues that the Group is currently addressing.

The Group cannot predict its future environmental liabilities and cannot assure investors that Group management are aware of every fact or circumstance regarding potential liabilities or that the amounts provided and budgeted to address such liabilities will be adequate for all purposes. In addition, future developments, such as changes in laws or environmental conditions, may increase environmental costs and liabilities and could have a material adverse effect on the operating results and consolidated financial position of the Group in any given financial year, which could negatively affect the Group's cash flows and hinder its ability to finance its indebtedness.

Regulation—Certain of the Group's operations are regulated by different agencies, which require products to comply with their rules and procedures and can subject the Group's operations to penalties or harm production.

Certain of the Group's operations are in highly regulated industries, which can impose substantial production costs. Higher costs in turn reduce the cash inflow from operations. Manufacturers of gas cylinders throughout the world, for example, have to comply with high local safety standards and obtain regulatory approvals in the markets where they sell their products. In addition military organisations require the Group to comply with all applicable government regulations and specifications when providing products or services to them directly or as subcontractors. In addition, members of the Group are required to comply with US and other export regulations with respect to certain products and materials.

The Group may not have all of the licenses and certifications that are required by countries where it operates, and might fail to comply with any required procedures. Regulatory authorities could also revoke or limit existing licenses and certifications. Governments and their agencies have considerable discretion to determine whether regulations have been satisfied. If Group operations fail to obtain, take a long time to obtain or lose a needed certification or approval, it could have a material adverse effect on the Group's business, financial position and results of operations. In addition, new or more stringent regulations, if imposed, could have an adverse effect on the Group's results of operations because they might be unable to comply with them. Furthermore, as the Group begins to operate in new countries, it may need to obtain new licenses, certifications and approvals.

Product Liability Risks—Because of the nature and use of the products the Group produces, it may in the future face large liability claims.

The Group is subject to litigation in the ordinary course of its business, which could be costly to the Group and which may arise in the future. These costs could include, for example, a requirement to pay large sums in legal damages and expenses or injury to the Group's professional reputation.

The Group is exposed to possible claims for personal injury, death or property damage which could result from a failure of a product manufactured by the Group or of a product integrating a Group product. For example, improperly manufactured gas cylinders may explode, which can cause substantial personal and property damage. Many factors beyond the Group's control could lead to liability claims, including:

•
the failure of a product manufactured by a third party that incorporated components manufactured by the Group;

•
the reliability and skills of persons using the Group's products or the products of its customers; and

•
the use of materials or products that the Group produced for applications for which the material or product was not designed.

The Group has obtained insurance coverage for most of these types of liabilities. The Group could, however, be required to pay a material amount if a claim is made against it that is not covered by insurance or otherwise subject to indemnification, or that exceeds the insurance coverage that the Group maintains. Moreover, the Group does not currently carry insurance to cover the expense of product liability recalls, and litigation involving significant product recalls or product liability could have a material adverse effect on the Group's financial condition or results of operations.

Dependence on Key Personnel—The Group needs to retain the services of certain of its employees and its businesses could suffer if they lose them.

The Group relies upon a number of key executives and employees, particularly Brian Purves, its Chief Executive, and other members of the Executive Management Board. If these and certain other employees ceased to work for the Group, the Group would lose valuable expertise and could become less profitable. In addition, future operating results depend in part upon the Group's ability to attract and retain qualified engineering and technical personnel. There is intense competition for this sort of personnel, and it cannot be ensured that the Group will be able to continue to attract and retain such personnel. If the Group were to lose the services of key executives or employees, it could have an adverse effect on operations, including the Group's ability to maintain its technological position.

Risks Relating to Growth Strategy—Any expansion or acquisition may prove risky.

As part of the Group's strategy, it may supplement organic growth by acquiring companies or operations engaged in similar or complementary businesses. If the consummation of acquisitions and integration of acquired business diverts too much management attention from the operations of the Group's core businesses, operating results could suffer. Any acquisition made could be subject to a number of risks, including:

•
failing to discover liabilities of the acquired company for which the Group may be responsible as a successor owner or operator;

•
difficulties associated with the assimilation of the operations and personnel of the acquired company;

•
the loss of key personnel in the acquired company; and

•
a negative impact on the Group's financial statements resulting from an impairment of acquired intangible assets, the creation of provisions or write-downs.

It cannot be assured that every acquisition will ultimately provide the benefits originally anticipated.

The Group also faces certain challenges as a result of organic growth, which happens even without the acquisition of other businesses, because to grow while maintaining or decreasing per unit costs requires improving efficiency, effectively managing operations and employees and hiring enough qualified technical personnel.

The Group may not be able to adequately meet these challenges. Any failure to do so could result in costs increasing more rapidly than any growth in revenue, thus resulting in less operating income out of which to finance operations and indebtedness.

In addition, the Group may need to borrow money to complete acquisitions or finance organic growth, which will increase debt service requirements and could make it harder to make payments on the New Notes and the Credit Facility.

Risks Relating to Interruption of Operations—The Group could suffer a material interruption in its operations as a result of unforeseen events or operating hazards.

The Group's production facilities are located in several different locations. Any of its facilities could suffer an interruption in production, either at separate times or at the same time, because of various and unavoidable occurrences, such as earthquakes at the Group's facilities in California. In addition, some of the Group's products are highly flammable, and there is a risk of fire inherent in their production process. Such hazards could cause personal injury or death, serious damage to or destruction of property and equipment, suspension of operations, substantial damage to the environment and/or reputational harm. Although the Group carries certain levels of business interruption insurance, the cover on certain catastrophic events or natural disasters, including earthquakes and certain other events, is limited, and it is possible that the occurrence of such events may have a significant adverse impact on the Group's business and, as a result, on cash flows from investing.

Risks Relating to the Sale of Businesses—the Group could incur future liability claims arising from the sale of its businesses.

In connection with the sales of the Group's British Aluminium and Baco Consumer Products businesses in 2000 and the sale of the British Aluminium Speciality Extrusions Businesses in 2001 and Zitzmann Druckguss in 2006, the Group provided certain indemnities and warranties to the purchasers of those businesses. In the event that claims arise that are subject to these indemnities or warranties, the Group could be liable to compensate the purchaser for any costs incurred.

E.    ADDITIONAL INFORMATION

1.     Directors

  The current members of the Board and their functions are:

Name	Position
Peter Joseph Kinder Haslehurst	Non-Executive Chairman
Brian Gordon Purves	Chief Executive and Special Director
Stephen Norman Williams	Finance Director
Graham Daniel Medley Thomas	Non-Executive Special Director

2.     Directors' and other interests

2.1
The interests of the Directors in the securities of the Company, as notified to the Company pursuant to sections 324 or 328 of the Companies Act or which are required to be entered in the register to be maintained under the provisions of section 325 of the Companies Act or which are interests of a person connected with a Director (within the meaning of section 346 of the Companies Act), which interests, if such connected persons were Directors, would be required to be disclosed pursuant to section 324 or 328 of the Companies Act or to be entered in the register to be maintained under the provisions of section 325 of the Companies Act and the existence of which is known or could with reasonable diligence be ascertained by the Directors, all of which are beneficial unless otherwise shown, as at 30 November 2006 (the latest practicable date prior to the publication of this document) were as follows:

Shares in the Company held by directors	Ordinary shares of 0.6487 each	Preference shares of 0.6487 each
Executive directors
Brian Purves	71,438	5,188,887
Stephen Williams	9,158	691,713
Totals	89,754	5,880,600

  *
  Includes Brian Purves' beneficial holding through the BG Purves Retirement Trust. In addition, Brian Purves holds 10,000 Deferred Shares of £0.0001 each and 25,000 partly paid (25%) B Preference Shares of £1 each in the capital of the Company.

  The following table sets out the options over Shares held by Directors as at 30 November 2006 (the latest practicable date prior to publication of this document):

Options held by directors over shares in the Company	Ordinary shares of £0.6487 each	Preference shares of £0.6487 each
Executive directors
Brian Purves
Exercise price of £0.01		968,715
Exercise price of £0.34		914,760
Stephen Williams
Exercise price of £0.01		96,921
Exercise price of £0.34		118,008
Exercise Price of £0.65	10,842
Total	10,842	2,098,404

  Out of these, the Directors have opted to exercise all the £0.01 options amounting to 1,065,636 options over Preference Shares.

  No performance conditions apply to any options held by Executive Directors. No Director had any other notifiable interest in any securities of any Group company during the year.

  If a Director is a beneficiary of an employee benefit trust, such Directors will be deemed to have an interest in all shares, and such interest is in addition to the interests disclosed above in relation to each of such Directors. Both Brian Purves and Stephen Williams are beneficiaries of such an employee benefit trust, namely the ESOP.

  Save as set out in this paragraph 2.1, none of the Directors, nor any persons connected (within the meaning of section 346 of the Companies Act) with them, had any notifiable interests on 30 November 2006 (the latest practicable date prior to publication of this document) in the share capital of the Company or any of its subsidiaries.

  Upon the Reorganisation, the following members of the Post-Reorganisation Board are expected to hold the New Ordinary Shares and new share options in respect of New Ordinary Shares:

Name of Director	Restricted New Ordinary Shares	un-restricted New Ordinary Shares	Total New Ordinary Shares of 1 each	Options in respect of Restricted New Ordinary Shares	Options in respect of un-restricted New Ordinary Shares	Total options in respect of New Ordinary Shares of 1 each	Deferred Shares of 0.0001 each
Peter Haslehurst	40,000	25,000	65,000	0	0	0	5,920,598,526
Brian Purves*	200,000	125,000	325,000	0	0	0	29,602,992,629
Stephen Williams	49,600	31,000	80,600	10,400	6,500	16,900	7,341,542,172

*
includes Brian Purves' beneficial holding through the BG Purves Retirement Trust.

2.2
In so far as is known to the Company, as at 30 November 2006 (the latest practicable date prior to the publication of this document), there are the following shareholdings in the Company, including those of Directors:

(i)
Ordinary Shares

Holder	Percentage Held
CVC	25.498
Morgan Grenfell	25.498
Other institutional investors	8.955
Management and ex-Management	40.049
  (ii)
  Preference Shares

Holder	Percentage Held
CVC	25.498
Morgan Grenfell	25.498
Other institutional investors	8.955
Management and ex-Management	40.049
  (iii)
  B Preference Shares (one quarter paid)

Holder	Percentage Held
Brian Purves	50
Ian McKinnon	50
  (iv)
  Deferred Shares

Holder	Percentage Held
Brian Purves	50
Ian McKinnon	50

2.3
(a)   The following people hold 3% or more of the Ordinary Shares in the Company:

Holder	Percentage Held
Brian Purves	5.33
Ian McKinnon	13.432
Jeffery Whalley	5.754
Michael Wallis	3.141
Citicorp Capital Investors Limited	6.865
CVC European Equity Partners LP	15.719
Morgan Grenfell Development Capital Nominees Limited A/MGEP1	9.826
Morgan Grenfell Development Capital Nominees Limited A/MGEP11	9.013
Halifax EEX Trustees International Limited	3.467
Rowan Nominees Limited	5.042
  (b)
  The following people hold 3% or more of the Preference Shares in the Company:

Holder	Percentage Held
Ian McKinnon	13.432
Jeffery Whalley	5.754
Michael Wallis	3.141
Citicorp Capital Investors Limited (part of the CVC managed funds)	7.490
CVC European Equity Partners LP	15.719
Morgan Grenfell Development Capital Nominees Limited A/MGEP1	9.826
Morgan Grenfell Development Capital Nominees Limited A/MGEP11	9.826
Halifax EEX Trustees International Limited	9.64
Rowan Nominees Limited	5.042
Brian Purves*	3.91

    *
    includes Brian Purves' beneficial holding through the BG Purves Retirement Trust.

2.4
Save as disclosed in paragraph 2.3 above, so far as it is known to the Company, no person is interested directly or indirectly in 3 per cent or more of the issued share capital of the Company.

2.5
Except for the transactions contemplated in relation to the Reorganisation (as described in this document), none of the Directors is or has been interested in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected by the Company during the current or immediately preceding financial year or was effected by the Company during any earlier financial year and remains in any respect outstanding or unperformed.

2.6
There are no outstanding loans granted by any member of the Group to any of the Directors or any guarantees provided by any member of the Group for the benefit of any of them.

2.7
Each of the executive Directors has a service contract with the Company, the principal features of which are set out below:

	Salary/Fees paid 2005	Annual Bonus paid 2005	Benefits paid 2005	Total paid 2005	Salary/fees payable 2006*	Notice Period under service contract †
	£	£	£	£	£
Executive Directors
Brian Purves	223,280	—	45,075	268,275	223,280	12 months
Stephen Williams	124,200	—	14,532	138,732	124,200	12 months

  *
  Benefits and a bonus will also be payable in 2006 but these figures are not yet known.

  †
  Means the notice period to be given by either party.

  In each case, the service contract continues indefinitely until terminated by either party giving notice. The minimum unexpired term of each contract on a given date will be its notice period as set out above. No contractual termination provisions are in place for the Directors. In the event of termination of the service contract of any executive Director, compensation would be negotiated on an individual basis taking account of salary and notice period together with other benefits provided by the Company. In addition, directors may be entitled to a redundancy payment if they qualify with any applicable redundancy policy at the relevant time.

  The services of Peter Haslehurst, as Chairman, are made available to the Company pursuant to a letter of agreement between him, the Company and P H Technology Limited (by whom he is employed). In normal circumstances, either the Company or P H Technology Limited can terminate the said letter of agreement by giving three months' written notice to the other.

  Brian Purves is appointed as a special director to represent the interests of managers on the Board under the Investment Agreement. Peter Haslehurst used to be a special director and represent CVC until appointed Chairman in April 2006.

  Graham Thomas is appointed as a special director by Morgan Grenfell pursuant to their rights to do so in the Investment Agreement and the Articles of Association. Morgan Grenfell's right to appoint a director will expire when it no longer owns Shares in the Company under the terms of the Investment Agreement and the Articles of Association.

  The fees payable in respect of the non-executive Directors are as follows. Peter Haslehurst is the Chairman of the Company and a non-executive director. He received £30,000 per annum as a non-executive special director appointed by CVC in 2005 and will receive pro rata from April 2006 £66,000 as Chairman of the Company. These fees are payable to PH Technology Limited. No other benefits or bonuses are payable. The fees for Graham Thomas are paid to Morgan Grenfell. In 2005 they were £30,000, and the same amount will be payable in 2006. No other benefits or bonuses are payable.

  The time commitments of each of the non-executive Directors vary. The Chairman is required to devote such time as is required to perform his duties as Chairman, with a minimum of 15 days and a maximum of 30 days per annum to include attendances at Board meetings, the Remuneration and Audit Committee meetings and the annual general meeting and any extraordinary general meetings. Graham Thomas, as an appointee of Morgan Grenfell, attends Board meetings as required and the annual general meeting and any extraordinary general meetings, further to his general duties as Director.

2.8
The remuneration packages of Executive Directors and other senior executives are determined by the Company's Remuneration Committee. Remuneration packages comprise the following:

•
Base salary, based on market rates, responsibilities, contribution and other factors.

•
Annual bonuses, based on achievement against financial targets set in January of each year. Financial targets for divisional senior executives are based on their division's annual results measured against their divisional annual budgets. The specific combination of financial targets in any year is aligned with the needs of the Group and the businesses for that year. The maximum bonus payable is a percentage of annual salary related to the individual's position in the Group. The Executive Directors' maximum percentage bonus achievable is 50% of base salary. Maximum percentage bonus is payable only for achieving specified targets beyond budget in the target areas. For the 2006 calendar year only the Executive Directors' maximum percentage bonus achievable has been increased to 100% of base salary to support the Bearskin Profit Improvement Programme instituted by the Group in late 2005.

•
Other benefits consist of membership of a pension scheme, company car or car allowance, medical, dental and life insurance and participation in the Group's share option schemes. Both Executive Directors and other senior Group executives participate in such benefits.

  During the last financial year (2005) and continuing throughout 2006, Brian Purves and Stephen Williams participated in the Group's contributory and non-contributory pension arrangements. A number of changes were made to these arrangements during 2005 the result of which is that the defined benefit pension accrual rate is now 7/400ths (1.75%) of earnings for each year of service. Pensionable earnings for Brian Purves in respect of ongoing benefit accrual are subject to the Earnings Cap (set by the Government each year). Provision is also made for payment of a spouse's pension on death and lump sump payment on death in service. In 2005, the Pension Plan was amended so that pensionable earnings under the Pension Plan were capped at £60,000 going forward. The relevant employers in the Group agreed to make contributions into the Group's defined contribution scheme on behalf of those members of the defined benefit scheme whose pensionable earnings were capped, at a pre-determined percentage. In the 11 months to 30 November, the Company will have paid £15,549 into the Group's defined contribution scheme on behalf of Brain Purves and £19,356 on behalf of Stephen Williams for the 2006 financial year. Further, as a benefit under his contract of employment, Brian Purves was, until April 2006, a member of a Funded Unapproved Retirement Benefit Scheme ("FURBS"), which provides pension in respect of earnings over the Earnings Cap on a defined contribution basis. The Company's contributions to Brian Purves' FURBS over the year to 31 December 2005 were £37,968. From April 2006 payments into FURBS were discontinued and instead payments are made into a SIPP following a change in the pension regulations.

  Defined benefits(1)

Executive Directors	Accumulated total pension at 31 December 2005 £	Increase in accrued pension over year to 31 December 2005 £	Transfer value of increase £
Brian Purves	21,405	1,810	(£1,483)
Stephen Williams	28,052	1,927	9,342

  (1)
  The accumulated total pension is the total pension which would be paid annually on retirement based on service and salary at the end of the 2005 year. The increase in accrued pension excludes any increase in inflation. Brian Purves previously brought a transfer value into the Group pension arrangements from the scheme of a previous employer, in exchange for added years of service credit. The pension resulting from this service credit is included in the accumulated total accrued pension figure. The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less contributions paid by the directors themselves. Neither Additional Voluntary Contributions nor their resulting benefits are included in the above table.

2.9
Save as disclosed above, there are no existing or proposed service contracts between any Director and any member of the Group.

2.10
The aggregate remuneration paid and benefits in kind granted to the Directors by any member of the Group for the financial year ended 31 December 2005 was £589,719.

2.11
No Director has:

(i)
any unspent convictions relating to indictable offences;

(ii)
been declared bankrupt or has been the subject to any individual voluntary arrangement;

(iii)
been a director with an executive function of any company at the time or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(iv)
been a partner of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(v)
been the owner of, or a partner in a partnership which was the owner of any asset which was subject to receivership at the time or within the 12 months preceding such event;

(vi)
been subject to any public criticism by any statutory or regulatory authorities (including designated professional bodies), or

(vii)
been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

3.     Employees

  The table below sets out the average number of people (full-time equivalents) employed by the Group in the previous three financial years:

	2003	2004	2005
Average number of employees	2,057	2,034	1,952

4.     Share incentive plans

4.1   The Group share option scheme

  The Group has established an employee share plan to give opportunities of ownership to employees of not only its operations in the United Kingdom but also its operations overseas. In 1997, the Group established an employee benefit trust (the "ESOP") to facilitate the purchase and holding of shares for transfer to certain senior employees in accordance with the 1997 Option Scheme. On 28 September 2001, following the recapitalisation, a new scheme was established to replace the 1997 Option Scheme, which was the 2001 Option Scheme (now as amended from time to time) the terms of which were when established identical to those of the 1997 Scheme except for the duration of the options granted. The shares held by the plan trustee under the ESOP have been used to satisfy any options granted under the new scheme at the time of their grant. All options under the 1997 Option Scheme have either lapsed or expired in accordance with the terms of the 1997 Option Scheme or they have been exchanged for options under the 2001 Option Scheme.

  Under the 2001 Option Scheme, the Remuneration Committee determines which senior employees are to be granted options and in what number under the relevant scheme. Options become exercisable on the occurrence of a listing of the Group or a sale, subject to conditions. In normal circumstances, options expire on the tenth anniversary of their grant or the second anniversary of a listing of the Company.

  As at 30 November 2006:

  •
  the ESOP held 46,471 Ordinary Shares (2004: 46,471) and 12,803,769 Preference Shares (2004: 12,803,769) in the Company;

  •
  employees held options under the terms of the 2001 Option Scheme over 6,973,392 Preference Shares (2004: 8,877,360) in the Company and 42,888 Ordinary Shares (2004: 42,888); and

  •
  the loans outstanding from the ESOP were £2.7 million (2004: £2.7 million).

  The costs of the ESOP are charged through the Group's profit and loss account as they accrue.

4.2
Under the Reorganisation, the holders of existing options over Ordinary Shares and Preference Shares held by the ESOP granted under the 2001 Option Scheme will be given the requisite notice of their entitlement to exercise such options, conditional only upon the Schemes being sanctioned by the Court. Those optionholders who opt to exercise their options will be issued the relevant number of Ordinary Shares and Preference Shares on the Interim Day. Existing options which have not been conditionally exercised by the date to be stipulated in the requisite notice will automatically lapse, effective from the end of the requisite notice period. Under the Shareholder Scheme, on the Effective Date, optionholders who have exercised their options and are MIP Members will convert their Ordinary Shares and Preference Shares into a combination of New Ordinary Shares and Deferred Shares. Option holders who are not MIP Members and who exercise their options will convert their Ordinary Shares and Preference Shares into New Ordinary Shares and Deferred Shares and transfer their New Ordinary Shares and Deferred Shares to the Bare Trustee (acting on behalf of the Noteholders and the ESOP).

  The Reorganisation also includes the grant of options over New Ordinary Shares held by the ESOP to certain MIP Members under a new share option plan. Options granted to MIP Members in respect of New Ordinary Shares (other than Restricted New Ordinary Shares) will be granted as approved options pursuant to Schedule 4 of The Income Tax (Earnings and Pensions) Act 2003. Options granted to MIP Members over Restricted New Ordinary Shares will be granted as unapproved options. The MIP Members may exercise options under both these schemes at any time. In the case of MIP Members who cease to be in the employment of the Group, options under the approved scheme will be exercisable at anytime after cessation of employment subject to them lapsing on the tenth anniversary from the date of grant. In relation to options granted under the unapproved scheme, these will lapse on cessation of employment subject to the remuneration committee of the Company stating otherwise.

5.     Corporate governance

  The Company follows principles of corporate governance in so far as is practical and possible for a Company of its size and nature. Its Board comprises a non-executive Chairman, two executive directors (the Chief Executive Officer also holds the position of a special director representing management shareholders), and one special director (who is appointed by Morgan Grenfell). CVC also retains a right to appoint a special director under the Investment Agreement, but did not from April 2006 to 30 November 2006 have any appointee on the Board. The executive Directors are also Shareholders. The Company has a Remuneration Committee and Audit Committee, which deal with various appropriate aspects of the affairs of both the Company and the Group in accordance with written terms of reference. As necessary, a Nomination Committee is established by the Board.

  The Group operates to established procedures, which are designed to identify, evaluate and manage significant risks in the Group. These procedures are reviewed as considered appropriate and cover both financial and non-financial risks. The Board receives periodic reports on internal controls, the management of identified risks and the processes involved in their identification. The Group's principal internal control procedures cover risk management, health and safety, environment and internal financial controls.

  As regards financial controls, comprehensive monthly financial reviews are submitted to and discussed with Directors at regular Board meetings, and hedging policies, approved by the Board, cover the Group's exposure to and management of metal costs and foreign exchange rates as appropriate. The Group Accounting Manual and Group Authority manual require proper, consistent and legally compliant financial management at all levels. The Chief Executive Officer and Group Finance Director carry out regular performance reviews with divisional management on site. Head office staff also conduct periodic audits.

6.     New Articles of Association

  The following is a summary of certain provisions of the New Articles of Association, to be adopted pursuant to the Scheme on the Effective Date. A copy of the New Articles of Association is available for inspection. Please see paragraph 13 of section E Part Six—"Documents available for Inspection" for details of the place and timing for such inspection.

6.1
The issued share capital of the Company will be as follows:

(a)
10,000,000 New Ordinary Shares of £1 each;
(b)
50,000 partly paid B Preference Shares of £1 each; and
(c)
769,423,680,000 Deferred Shares of £0.0001 each.

6.2
Company Directors.    The Board of Directors shall have a maximum of five members. The holders of New Ordinary Shares shall be entitled to appoint two Non-Executive Directors and the Chairman on the Effective Date. The Board of Directors shall at all times include the following members of management; the Chief Executive of the Company and the Finance Director of the Company (the "Executive Directors"). Notwithstanding the foregoing, the Board of Directors of the Company post-Reorganisation will at the Effective Date include Brian Purves (as the Chief Executive Officer) and Stephen Williams (as the Finance Director) as Executive Directors and Peter Haslehurst as Chairman (together, the "Existing Directors").

6.3
Classes of Shares.    The Company's share capital shall be comprised of three classes of shares: (i) 10,000,000 New Ordinary Shares of £1 each; (ii) 769,423,680,000 Deferred Shares of £0.0001 each; (iii) 50,000 partly paid (25%) B Preference Shares of £1 each. All Deferred Shares allotted pursuant to the Shareholder Scheme will form part of the existing class of Deferred Shares and will therefore have no voting rights. The B preference shares shall maintain their existing rights and shall continue to have no voting rights.

6.4
Dividends / Liquidation.    In respect of a dividend or in the event of any liquidation or winding up of the Company, each B Preference Share shall confer upon the holder the right to receive in priority to the holders of any other classes of share in the Company a fixed cumulative preferential cash dividend at the rate of 5 per cent, per annum in respect of the amount paid upon that B Preference Share. The New Ordinary Shares will rank in preference to any Deferred Shares as to a return of the par value and any dividends. On any liquidation or winding up of the Company, the B Preference Shares will rank above the New Ordinary Shares and Deferred Shares. The New Ordinary Shares will rank above the Deferred Shares.

6.5   Transfer Provisions

  Tag Along Rights

  If one holder (the "Transferor"), either alone or with another holder or holders, of the New Ordinary Shares intends to transfer an aggregate of 30% or more of the New Ordinary Shares to a purchaser (the "Transferee"), the Transferor may not complete such a transfer unless the following has occurred:

  (i)
  the proposed Transferee has made a bona fide binding offer for value, to purchase the entire legal and beneficial interest in the New Ordinary Shares in the company owned by any remaining shareholders at the same price per share and on terms that are not less advantageous than those offered to the Transferor; and

  (ii)
  any such offer is made in writing, notifying the remaining shareholders of the terms of the proposed transfer, open for acceptance for at least 30 days and shall be deemed to be rejected by any shareholder who has not accepted it in accordance with its terms within the time period prescribed for acceptance, and the consideration under it shall be settled in full on completion of the purchase of the New Ordinary Shares and within 40 days of the date of the offer if this is requested by any remaining shareholder.

  Drag Along Rights

  If one holder (the "Transferor"), either alone or with another holder or holders, of the New Ordinary Shares intends to transfer an aggregate of 66.66% or more of the New Ordinary Shares to a person who is not a holder of any New Ordinary Shares or a nominee or affiliate of a holder of any New Ordinary Shares, at the time of the Offer Notice (as defined below) (the "Transferee"), and who has made a bona fide binding offer for value to purchase all of the New Ordinary Shares, the Transferor shall have the option (the "Drag Option") to require all the remaining shareholders to transfer all their New Ordinary Shares to the Transferee provided that the transfer is at the same price per share and on terms that are not worse than those offered to the Transferor.

  The Transferor must promptly notify the remaining shareholders of the intention to transfer the New Ordinary Shares and the terms of the proposed transfer (the "Offer Notice").

  The Transferor may then exercise the Drag Option by giving notice to that effect (a "Drag Notice") to all the remaining shareholders (the "Dragged Shareholders") within 30 days of the Offer Notice. A Drag Notice shall specify that the Dragged Shareholders are required to transfer all their New Ordinary Shares (the "Dragged Shares") to the Transferee, the price at which the Dragged Shares are to be transferred, the proposed date of transfer and the identity of the Transferee.

  The Dragged Shareholders shall be obliged to sell the Dragged Shares at the price specified in the Drag Notice which shall attribute an equal value to all New Ordinary Shares (including the Transferor's New Ordinary Shares).

  Completion of the sale of the Dragged Shares shall take place on the same date as the date proposed for completion of the sale of the Transferor's New Ordinary Shares unless:

  (i)
  all of the Dragged Shareholders and the Transferor agree otherwise; or

  (ii)
  or that date is less than 7 days after the date of the Drag Notice, in which case completion of the sale of the Dragged Shares shall be deferred until the 7th day after the date of the Drag Notice

  Each of the Dragged Shareholders shall on service of the Drag Notice be deemed to have irrevocably appointed the Transferor severally to be his attorney (or to the extent that any court of competent jurisdiction finds that such appointment is ineffective, each Dragged Shareholder shall at that time appoint the Transferor, severally, as his attorney) to execute any stock transfer and to do such other things as may be necessary or desirable to accept, transfer and complete the sale of the Dragged Shares.

  Takeover Offer

  Each member of the company agrees to comply with the provisions of Rule 9 of the City Code on Takeovers and Mergers (as amended from time to time) (the "City Code") relating to mandatory offers, whether or not at such time the City Code is applicable to the company.

  In the event of any inconsistency between the Tag Along Rights and Drag Along Rights, set out in the Articles of Association, and the City Code, the City Code shall take precedence.

  Squeeze-Out

  If one holder, either alone or with another holder or holders, of the New Ordinary Shares owns or becomes the holder of three quarters or more of the New Ordinary Shares (the "Controlling Shareholder"), the Controlling Shareholder shall have the option (the "Squeeze Option") to require all the remaining shareholders to transfer all their New Ordinary Shares to it provided that the transfer is at the same price per share and on terms that are not worse than the highest price per New Ordinary Share the Controlling Shareholder has paid for any New Ordinary Share during the preceding six months.

  The Controlling Shareholder may exercise the Squeeze Option by giving notice to that effect (a "Squeeze Notice") to all the remaining shareholders (the "Squeezed Shareholders") within 30 days of becoming a Controlling Shareholder. A Squeeze Notice shall specify that the Squeezed Shareholders are required to transfer all their New Ordinary Shares (the "Squeezed Shares") to the Controlling Shareholder, the price at which the Squeezed Shares are to be transferred and the date of the transfer (such date to be no less than 7 days after the date of the Squeeze Notice).

  The Squeezed Shareholders shall be obliged to sell the Squeezed Shares at the price specified in the Squeeze Notice which shall attribute an equal value to all Squeezed Shares, unless a majority of the Squeezed Shareholders object to the price offered in which case the price at which the Squeezed Shares shall be transferred shall be a fair value price determined by an independent investment bank.

  Each of the Squeezed Shareholders shall on service of the Squeeze Notice be deemed to have irrevocably appointed the Controlling Shareholder severally to be his attorney (or to the extent that any court of competent jurisdiction finds that such appointment is ineffective, each Squeezed Shareholder shall at that time appoint the Controlling Shareholder, severally, as his attorney) to execute any stock transfer and to do such other things as may be necessary or desirable to accept, transfer and complete the sale of the Squeezed Shares.

6.6   Protections for Shareholders

  Notwithstanding any other provision in these articles, no resolution shall be proposed or action shall be taken by the Board in respect of the following matters unless the holders of New Ordinary Shares holding at least two thirds of the total number of New Ordinary Shares in issue at that time, have first approved, in writing, such action and/or resolution:

  (a)
  an initial public offering by the company, a merger, or a sale of all or substantially all of the assets of the company;

  (b)
  any increase in the share capital or the issue of any new equity securities (or rights, options or other instruments to subscribe therefore);

  (c)
  any corporate acquisition or business acquisition by the company or any of its subsidiaries where the purchase consideration exceeds 10% of the company's tangible assets); and

  (d)
  an amendment to the Articles of Association.

6.7   Information Rights

  The Company shall make available to the holders of New Ordinary Shares certain financial information as more described in the full copy of the New Articles of Association that are available for inspection. Please see paragraph 13 of section E Part Six—"Documents available for Inspection" for details of the place and timing for such inspection.

6.8   Shareholder Meetings

  The holders of B Preference Shares shall not be entitled to vote on any resolution to be proposed at any general meeting of the Company, but they shall still be entitled to receive notice of and to attend general meetings of the Company. The holders of New Ordinary Shares shall be entitled to attend and vote at, and to receive notice of, any general meeting of the Company. The holders of Deferred Shares shall not be entitled to receive notice of or attend or vote at any general meeting of the Company.

6.9   Pre-emption

  Following a disapplication of shareholders' pre-emption rights (pursuant to section 95 of the Companies Act or pursuant to any other statutory provision of the Companies Act 1985), no shares shall be allotted without the prior consent in writing of each of the Existing Directors (as defined herein) or, if any of the Existing Directors is no longer a director of the Company, the relevant Executive Directors (as defined herein) together with the chairman of the Company's current board of directors.

7.     Material Business Contracts

  No member of the Group has entered into any material contract (not being a contract entered into in the ordinary course of business) during the two calendar years immediately preceding the date of this document or entered into at any time any other contract which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

8.     Litigation

8.1
Except as set out in paragraph 8.2 and 8.3 below, no member of the Group is or has been engaged in nor, so far as the Company is aware, has pending or threatened by or against it, any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a material adverse effect on the Group's financial position.

8.2
At the date of this document, the Group has been involved in the following disputes:

•
Baco Contracts.    At the beginning of 2006, the Group received a pre-action protocol letter from Galliford-Christian & Neilson, against Baco Contracts ("Baco"), a terminated operation of the Group, that carried out certain subcontracting work for Galliford-Christian & Neilson. Galliford-Christian & Neilson was the main contractor on the design, supply and installation of curtain walling for a building owned by Millennium Point Property Limited ("MPPL"). MPPL has alleged that Galliford-Christian & Neilson failed to comply with certain terms of its contract with MPPL and Galliford-Christian & Neilson has in turn alleged that Baco breached certain terms of its subcontract regarding certain chemical inclusions present in the failed glazing, which Baco had sub-contracted to a specialist glass supplier. MPPL also alleges these claims directly against Baco under a collateral warranty agreement with Baco. Although Baco has received a pre-action protocol letter, to date no proceedings have been commenced against Baco.

•
SM Gerzat, France.    In May 2001, the Company acquired SM Gerzat (now known as Luxfer Gas Cylinders SAS), the French-based aluminium gas cylinder business previously owned by the aluminium group Pechiney. Certain cylinders manufactured by SM Gerzat, primarily prior to 1978, may contain properties that limit their use, both in respect of the applications for which they may be used and the duration of their use. These limitations may result in claims against Luxfer Gas Cylinders. The Company does not expect any such claims to have a material effect on the Group's financial position. The Group has notified Pechiney of its intention to seek indemnification under the SM Gerzat sale and purchase agreement for any losses incurred as a result. As a result of further investigation carried out by the Group on these cylinders, the Group's French subsidiary issued recommendations concerning use and duration of use in November 2005. Since issuing the recommendations the Group has received two claims addressed to its French subsidiary based on the cost of recovering and replacing cylinders that the claimants believe do not comply with the recommendations. One such claim resulted in the institution of proceedings in the local courts in Clermont Ferrand against the Company's French subsidiary. with a claim of €3 million. Such claim is being disputed by Group's French subsidiary. However, in some cases these cylinders are in excess of 25 years old and therefore predate the Company's acquisition of SM Gerzat.

9.     Costs of the Reorganisation

  On the assumption that the Scheme is implemented on the timetable contemplated in this document, the Company estimates that the total costs and expenses payable by the Group in relation to the Reorganisation (including amounts payable to advisers in relation to the Reorganisation), in relation to the period to the Effective Date of the Scheme, will be a total of approximately £5 million.

10.   Incorporation and Registration

10.1
The Company was incorporated and registered in England and Wales on 31 December 1998 as a private company limited by shares, with registered number 03690830 and with the name Neverealm Limited. On 1 April 1999, the company was re-registered as a public company limited by shares and the name of the Company was changed to Luxfer Holdings Plc.

10.2
The Company's registered office and head office is currently The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP, United Kingdom.

10.3
The Company is a holding company and the ultimate holding company of the Group.

11.   Principal Undertakings

  The Company is the holding company of the Group. The following table shows, as at 30 November 2006, the principal undertakings in which the Company holds (directly or indirectly), on a long-term basis, an interest which is considered by the Company to be likely to have a significant effect on the assessment of the Company's assets and liabilities, financial position or profits and losses. Save where stated otherwise, each of these undertakings is wholly-owned by the Group, and is included in the consolidated Group accounts:

Name of company	Country of incorporation	Proportion of voting rights and shares held	Nature of business
Subsidiary companies
BA Holdings, Inc.(1)	United States	100%	Holding company
Biggleswick Limited(1)(2)	England and Wales	80%	Non-trading
BA Tubes Limited(1)	England and Wales	100%	Engineering
Hart Metals, Inc.(1)	United States	100%	Manufacturing
Luxfer Australia Pty Limited(1)	Australia	100%	Distribution
Luxfer Gas Cylinders Limited(1)	England and Wales	100%	Engineering
Luxfer Gas Cylinders China Holdings Limited(1)	England and Wales	100%	Holding company
Luxfer Group Limited	England and Wales	100%	Holding company
Luxfer Group 2000 Limited	England and Wales	100%	Holding company
Luxfer Inc.(1)	United States	100%	Engineering
Luxfer Japan, Limited(1)	Japan	100%	Distribution
Luxfer Overseas Holdings Limited(1)	England and Wales	100%	Holding company
Magnesium Elektron Recycling CZ s.r.o.(1)	Czech Republic	100%	Recycling
Magnesium Elektron Limited(1)	England and Wales	100%	Manufacturing
Magnesium Elektron, Inc.(1)	United States	100%	Manufacturing
Magnesium Elektron North America, Inc.(1)	United States	100%	Manufacturing
Niagara Metallurgical Products Limited(1)	Canada	100%	Manufacturing
Reade Manufacturing, Inc.(1)	United States	100%	Manufacturing
Luxfer Gas Cylinders S.A.S.	France	100%	Engineering
Other Investments:
Nikkei-MEL Co Limited(1)	Japan	50%	Distribution

  (1)
  Held by a subsidiary undertaking.

  (2)
  Following the sale of Baco Consumer Products, Biggleswick Limited ceased its trading operations and, except for holding cash reserves that earn interest income, is essentially dormant.

12.   Consents

  Close Brothers has given and not withdrawn its consent to the inclusion in this document of its name and references to it in the form and context in which they appear.

13.   Documents available for inspection

  Copies of the following documents may be inspected free of charge at the offices of the Company at its registered office address and the offices of Cleary Gottlieb Steen & Hamilton LLP at 55 Basinghall Street, London EC2V 5EH, during usual business hours on any weekday until and including the date of the Scheme Meetings:

  (A)
  the amended Articles of Association;

  (B)
  the new Memorandum of Association;

  (C)
  the New Articles of Association;

  (D)
  the service contracts and letters of appointment of the Directors referred to in paragraph 2 of this Part Six of this document;

  (E)
  the Indenture;

  (F)
  the form of the New Indenture;

  (G)
  the form of Deed of Release;

  (H)
  the Reorganisation Agreement; and

  (I)
  the form of the Bare Trustee Appointment Agreement;

  (J)
  this document.

  On and from the Voting Date, separate share transfer agreements between (i) each of Brian Purves, Dick Hirons, Robert Bailey, and the ESOP, agreeing to transfer certain Preference Shares to the ESOP; and (ii) between the ESOP and certain MIP Members, agreeing to sell certain Preference Shares; may also be inspected during the same hours and at the same place.

APPENDIX I

INSTRUCTIONS TO SCHEME CREDITORS FOR THE SCHEME CREDITORS' MEETING

Please take the action requested of you in paragraphs 5, 6 and 7 of these instructions URGENTLY. There is only a limited time period within which the Form of Noteholders' Proxy and the Electronic Voting Instructions can be returned to the Voting Agent, in order to vote at the Scheme Creditors' Meeting.

General

1.
You are a Scheme Creditor if you are a person with the ultimate beneficial interest in the 10.125% Senior Notes of the Company due in 2009. If you are a Direct Participant, Intermediary or custodial bank or brokerage firm, we ask that you forward the Form of Noteholders' Proxy to the relevant Scheme Creditors who hold their interests in the Senior Notes through you in accordance with your standard procedures and those of Euroclear and Clearstream.

  Only Scheme Creditors that have delivered or procured delivery of a Form of Noteholders' Proxy and Electronic Voting Instructions by the Voting Date (5:00 p.m. London time on 18 January 2007) may participate either in person or by proxy at the Scheme Creditors' Meeting. If Scheme Creditors or their proxy are not able to produce their retained copy of the Form of Proxy, or if the Form of Proxy has not been received, duly completed and executed, as the case may be, by the Voting Date, then the Scheme Creditors may be admitted to the Scheme Creditors' Meeting at the discretion of the chairman, upon presentation of, among other things, adequate proof of beneficial ownership of their interest in the Senior Notes, as determined in the sole discretion of the chairman. No assignment or transfer of a Senior Note after the Voting Date will be recognised by the Company for the purposes of determining entitlements under the Noteholder Scheme, provided that where the Company has received from the relevant parties written notice of such assignment or transfer, the Company may, in its sole discretion and subject to the production of such other evidence as it may require and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Noteholder Scheme. As a result, a transferee of Senior Notes after the Voting Date will not, among other things, be entitled to vote at the Scheme Creditors' Meeting and will need to make arrangements with the transferor to ensure that the transferor votes in accordance with the wishes of the transferee. In such circumstances, the transferee will also need to make arrangements with the transferor for the transfer of its New Notes and New Ordinary Shares and Deferred Shares (collectively, the "New Shares") upon compliance with the terms and conditions of the Noteholder Scheme. The Company and the Bare Trustee will only allot and issue, or deliver, as the case may be, New Notes and New Shares to holders of Senior Notes on the Voting Date if evidence acceptable to the Company is provided as to the holdings of Senior Notes of any such person on the Record Date.

  Moreover, by returning a completed Form of Noteholders' Proxy, you will acknowledge and direct that, upon the relevant Clearing System's receipt of the Electronic Voting Instruction sent by the Direct Participant through which you hold your Senior Notes, such Senior Notes will be blocked such that no transfers may be effected in relation to such Senior Notes from such date of receipt of the Electronic Voting Instructions to and including the earlier of (i) the Effective Date (other than transactions contemplated in accordance with the Noteholder Scheme), (ii) the Scheme Creditor's Meeting, if at such meeting the Noteholder Scheme is not approved by the requisite majority of Scheme Creditors or (iii) the date on which a competent court has finally decided not to sanction the Noteholder Scheme.

  IF A PROPERLY COMPLETED FORM OF NOTEHOLDERS' PROXY AND ELECTRONIC VOTING INSTRUCTIONS IS NOT RETURNED BY THE VOTING DATE, THE RELEVANT VOTE MAY NOT BE TAKEN INTO ACCOUNT AT THE SCHEME CREDITORS' MEETING AND THE COMPANY MAY NOT AGREE THE RELEVANT SCHEME CLAIM UNTIL SUCH TIME AS PROPERLY COMPLETED FORMS ARE RECEIVED. TIME IS OF THE ESSENCE WITH RESPECT TO THE FOREGOING DEADLINE.

This document

2.
You have received this document (and its accompanying Form of Noteholders' Proxy) from the Company.

Voting at the Scheme Creditors' Meeting

3.
In order to vote at the Scheme Creditors' Meeting, you should complete and sign the Form of Noteholders' Proxy as described in paragraph 4 below, return a fax copy to The Bank of New York, as Voting Agent and, as appropriate, send the original Form of Noteholders' Proxy as directed in paragraph 5. You must also arrange for the Direct Participant through which you hold your interest in the Senior Notes to enter Electronic Voting Instructions to be delivered to the Voting Agent through the relevant Clearing System in accordance with the ordinary practices and procedures of such Clearing System.

  If you cease to be a Scheme Creditor before the Voting Date for the Scheme Creditors' Meeting you will not be entitled to attend and vote at that meeting, and you must transfer this document and the related Form of Noteholders' Proxy to the person to whom you transfer your interest in the Senior Notes.

Completing your Form of Noteholders' Proxy

4.
The Form of Noteholders' Proxy should be completed in accordance with the guidance notes printed on it. In summary you may elect either to:

(a)
attend and vote at the Scheme Creditors' Meeting in person or appoint someone else as your proxy (other than the chairman of the Scheme Creditors' Meeting) to attend and vote at the Scheme Creditors' Meeting in person on your behalf; or

(b)
instruct the chairman of the Scheme Creditors' Meeting as your proxy to cast your vote in accordance with your wishes.

    You are recommended to appoint a proxy (either the chairman or someone else of your choice who would be willing to attend the Scheme Creditors' Meeting) in any event, even if you intend to attend and vote in person, in case you are unable to do so for some reason. If you do appoint a proxy and you then decide to attend and vote at the Scheme Creditors' Meeting in person, you will be entitled to do so.

5.
You should fill in your Form of Noteholders' Proxy, retain a copy for your records and fax a copy to the Voting Agent at +44 207964 6399, Attention: Emma Wilkes.

  Your original Form of Noteholders' Proxy should be delivered to your custodial bank or brokerage firm for delivery to the relevant Intermediary, if any, and to the Direct Participant through which you hold your Senior Notes, for return of the original completed Form of Noteholders' Proxy to the Voting Agent. The Direct Participant will also enter Electronic Voting Instructions on your behalf, as described in paragraph 7.

Lodging your Form of Noteholders' Proxy

6.
Your duly completed Form of Noteholders' Proxy should be submitted to the Voting Agent no later THAN 5:00 p.m. on 18 January 2007, and Electronic Voting Instructions must be submitted by the same date or such earlier time as may be required by the relevant Clearing System. If you are submitting your completed Form of Noteholders' Proxy on a date approaching the Voting Date you are advised to use a courier or similar delivery service and not the ordinary post. If you are submitting your Form of Noteholders' Proxy by first class post sent from within the United Kingdom, you are recommended to allow at least three Business Days for delivery.

  It is your responsibility to make sure that your Form of Noteholders' Proxy is completed and received by the Voting Agent or the chairman of the Scheme Creditors' Meeting and that your Electronic Voting Instruction is delivered through the relevant Clearing System to the Voting Agent by the appropriate deadline.

Electronic Voting Instructions

7.
Procedures for delivery of Electronic Voting Instructions

  In addition to returning a Form of Noteholders' Proxy, you must return an Electronic Voting Instruction if you wish to vote in respect of the Noteholder Scheme. These instructions may be delivered in the form of an authenticated SWIFT message, Euclid server or Cedcom Instruction through the Clearing Systems in accordance with the procedures of, and by the earlier deadlines specified by, the Clearing Systems for receipt by the Voting Agent by the Voting Date.

  Only Direct Participants may submit Electronic Voting Instructions. If you are not a Direct Participant, you should arrange for the Direct Participant through which you hold your Senior Notes to deliver an Electronic Voting Instruction on your behalf by forwarding to them a completed Form of Noteholders' Proxy. Such Electronic Voting Instructions must be delivered to the Voting Agent through, and in accordance with the procedures of and by the earlier deadlines specified by, the relevant Clearing System for receipt by the Voting Agent on the Voting Date.

  By delivering an Electronic Voting Instruction through the Clearing Systems to the Voting Agent, you are deemed to and shall authorise any custodian bank or brokerage firm, any Intermediary, Direct Participant and the relevant Clearing System through which they hold their interest to disclose your identity, the aggregate principal amount of Senior Notes that are the subject of such Electronic Voting Instruction, your Clearing System account details and such other information as is set forth in the Form of Noteholders' Proxy to the Voting Agent for disclosure to the Company, the Court, the Bare Trustee, the Trustee and their authorised agents and representatives.

  Electronic Voting Instructions are irrevocable once submitted for the actions to be taken at the Scheme Creditors' Meeting, including at any adjournment thereof. All questions as to the validity, form and eligibility (including time of receipt) of any Electronic Voting Instruction will be determined solely by the Company, acting, as appropriate, through the chairman of the Scheme Creditors' Meeting.

  Responsibility for delivery of Electronic Voting Instructions

  None of the Company or the Voting Agent will be responsible for the communication of Electronic Voting Instructions by you to the Direct Participant through which you hold your Senior Notes or by the Direct Participant to the relevant Clearing System.

  If you hold your Senior Notes through a Direct Participant, you should contact that Direct Participant to discuss the manner in which transmission of the Electronic Voting Instruction may be made on your behalf upon your delivery of the completed Form of Noteholders' Proxy.

  In the event that the Direct Participant through which you hold your Senior Notes is unable to submit an Electronic Voting Instruction on your behalf, you should telephone the Voting Agent during normal business hours in London at +44 20 7964 7662, attention: Emma Wilkes.

  In any event, you, as a Scheme Creditor, are responsible for arranging the timely delivery of the Electronic Voting Instructions in relation to the Senior Notes held by you.

  If you hold Senior Notes through a Direct Participant, you should consult with that Direct Participant as to whether it will charge any service fees.

Attending the Scheme Creditors' Meeting

8.
The Scheme Creditors' Meeting will take place at 9:30 a.m. on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London EC2V 5EH. You or the proxy attending the Scheme Creditors' Meeting on your behalf should produce your retained copy of the Form of Noteholders' Proxy, which the Voting Agent acting as meeting adviser, can then match against the original of the Form of Noteholders' Proxy. If you appoint the chairman of the Scheme Creditors' Meeting as your proxy, there is no need to take the Form of Noteholders' Proxy to the Scheme Creditors' Meeting.

9.
Where your retained copy of the Form of Noteholders' Proxy is not produced or the Electronic Voting Instructions are not delivered by the Voting Date, admittance to the Scheme Creditors' Meeting may be permitted to you or your proxy by the chairman of the Scheme Creditors' Meeting on the day at any time prior to the Scheme Creditors' Meeting upon you or your proxy (as the case may be) (i) providing evidence of his/her identity (for example, a passport, identity card or other official document) and a fully completed copy of the Form of Noteholders' Proxy, and (ii) having had the appropriate Electronic Voting Instruction delivered through the relevant Clearing System (or by providing other adequate proof of beneficial ownership, as of the Voting Date as determined in the sole discretion of the chairman of the Scheme Creditors' Meeting). Unless such items are received by the Voting Agent or chairman of the Scheme Creditors' Meeting, a Scheme Creditor or his/her proxy, as the case may be, will not be admitted to the Scheme Meeting. It is the responsibility of the Scheme Creditor to make sure that its Form of Noteholders' Proxy is completed and received by the Voting Agent or the chairman of the Scheme Creditors' Meeting and that its Electronic Voting Instruction is delivered through the relevant Clearing System to the Voting Agent by the appropriate deadline.

10.
For the purposes of voting at the Scheme Creditors' Meeting, to determine whether the Scheme Creditors approve the Scheme by a majority in number representing three-fourths percent in value of those entitled to attend and vote at that meeting, the claim of a Scheme Creditor will be valued by the chairman of the Scheme Creditors' Meeting. Despite the assistance of Close Brothers as meeting advisers the chairman of the Scheme Creditors' Meeting will be acting in his discretion and on information also available to him from the Company.

Further copies

11.
If you require further copies of this document (or its accompanying Form of Noteholders' Proxy) these can be obtained from the Company at its registered office, the address of which is The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom.

APPENDIX II

INSTRUCTIONS TO NON-MANAGEMENT SHAREHOLDERS FOR THE ORDINARY NON-MANAGEMENT SHAREHOLDERS' SCHEME MEETING AND THE PREFERENCE NON-MANAGEMENT SHAREHOLDERS' SCHEME MEETING.

Please take the action requested of you in paragraphs 5 and 8 of these instructions URGENTLY. There is only a limited time period within which the Form of Proxy can be returned, duly executed and completed by all relevant persons as directed in these instructions, in order to vote at the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting, as applicable.

General

1.
You are a Non-Management Shareholder if you are a holder of one or more Ordinary Shares or Preference Shares and are not a Management Shareholder as defined in the body of this document.

2.
Please use separate Forms of Proxy for the Ordinary Shares and Preference Shares held by you.

3.
As an Ordinary Shareholder, you will have to fill in more than one form of proxy i.e. a form of proxy each in relation to the Ordinary Non-Management Shareholders' Scheme Meeting, the EGM and the Ordinary Shareholders' Class Meeting. As a Preference Shareholder, you will have to fill in more than one form of proxy i.e. a form of proxy each in relation to the Preference Non-Management Shareholders' Scheme Meeting and the Preference Shareholders' Class Meeting.

This document

4.
You have received this document (and its accompanying Form of Proxy and Shareholder Notice) from the Company.

Voting at the Ordinary Non-Management Shareholders' Scheme Meeting and Preference Non-Management Shareholders' Scheme Meeting

5.
In order to vote at the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting, you should complete and sign the Form of Proxy as described in paragraph 7 below (and if voting at both meetings two separate Forms of Proxy) and submit it or them to the Company Secretary, as appropriate in accordance with paragraph 8 below. Lodging a Form of Proxy in advance of the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting will not prevent you from revoking such proxy (ies) and delivering a new Form of Proxy on the date of the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting or revoking such proxy(ies) and attending the Ordinary Non-Management Shareholders' Scheme Meeting and /or the Preference Non-Management Shareholders' Scheme Meeting in person.

6.
If you cease to be an Ordinary Non-Management Shareholders and/or a Preference Non-Management Shareholder before the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting, you will not be entitled to attend and vote.

Completing your Form of Proxy

7.
Each form of Proxy in Appendices XIII and XIV should be completed in accordance with the guidance notes printed on it. In summary you may elect either to:

(a)
attend and vote at the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting in person or appoint someone else as your proxy (other than the chairman) to attend and vote at the relevant meeting in person on your behalf; or

(b)
instruct the chairman of the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting as your proxy to cast your vote in accordance with your wishes.

    You are recommended to appoint a proxy (either the chairman or someone else of your choice who would be willing to attend the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting) in any event, even if you intend to attend and vote in person, in case you are unable to do so for some reason. If you do appoint a proxy and you then decide to attend and vote at the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting in person, you will be entitled to do so.

8.
You should fill in your Form of Proxy, retain a copy for your records, and submit the original to the Company Secretary, Linda Seddon, at: Luxfer Holdings PLC, The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom. Faxed Forms of Proxy are also acceptable if faxed to the Company on +44 (0) 161 011 8855. Faxes should be marked for the attention of Linda Seddon.

Lodging your Form of Proxy

9.
Your duly completed Form of Proxy should be sent as soon as possible to the Company Secretary, as set out in paragraph 8 above. The recommended latest time for delivering the duly completed Form of Proxy(ies) to the Company Secretary is 5:00 p.m. on 18 January 2007 in respect of both the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting. If you are submitting your completed Form of Proxy on a date approaching 18 January 2007 you are advised to use a courier or similar delivery service and not the ordinary post. If you are submitting your Form of Proxy by first class post sent from within the UK, you are recommended to allow at least three Business Days for delivery. Alternatively, Ordinary Non-Management Shareholders Forms of Proxy and/or Preference Non-Management Shareholders' Forms of Proxy may be handed in at the registration desk for both the Ordinary Non-Management Shareholders' Scheme Meeting and the Preference Non-Management Shareholders' Scheme Meeting and this should be done no later than one hour before the scheduled time of the meeting. Thereafter an Ordinary Non-Management Shareholder and/or a Preference Non-Management Shareholder may lodge a Form of Proxy with the chairman of the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting.

Attending the Non-Management Shareholders' Scheme Meetings

10.
The Ordinary Non-Management Shareholders' Scheme Meeting will take place at 10:30 a.m. on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH. The Preference Non-Management Shareholders' Scheme Meeting will take place at 11:30 a.m. on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH. You or the proxy attending the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting on your behalf should produce your retained copy of the/each Form of Proxy which Close Brothers, acting as meeting adviser, can then match against the original of the/each Form of Proxy. If you appoint the chairman of the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting (as appropriate) as your proxy, there is no need to take the Form of Proxy to the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting.

11.
Where your retained copy of either or both of the Forms of Proxy is not produced, admittance to the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting will be permitted to you or your proxy on the production of proof of personal identity (for example, passport or other picture identification) and, where an individual is attending on behalf of a body corporate, evidence of authorisation to represent that body corporate (for example, a valid power of attorney and/or board minutes) provided that the identity and authorisation, as appropriate, for that Ordinary Non-Management Shareholder and/or the Preference Non-Management Shareholder or proxy conforms with the details on the original Form of Proxy which has been received by the Company in respect of such Ordinary Non-Management Shareholder and/or the Preference Non-Management Shareholder. However, Ordinary Non-Management Shareholders and/or the Preference Non-Management Shareholders are advised that admittance to the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting in this way and delivery of Forms of Proxy to the registration desk on the date of the Ordinary Non-Management Shareholders' Scheme Meeting

  and/or the Preference Non-Management Shareholders' Scheme Meeting will be subject to time-consuming verification at the door of the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting. Accordingly, Ordinary Non-Management Shareholders and Preference Non-Management Shareholders are recommended to submit Forms of Proxy so as to reach the Company Secretary by 5:00 p.m. on 18 January 2007, and to bring the retained copy of the Form of Proxy to the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting.

12.
For the purposes of voting at the Ordinary Non-Management Shareholders' Scheme Meeting and/or the Preference Non-Management Shareholders' Scheme Meeting, to determine whether the Ordinary Non-Management Shareholders and Preference Non-Management Shareholders approve the Scheme by a majority in number representing 75 per cent. in value of those entitled to attend and vote at that meeting, the claim of an Ordinary Non-Management Shareholder and a Preference Non-Management Shareholder will be valued by the chairman of the Ordinary Non-Management Shareholders' and Preference Non-Management Shareholders' Scheme Meeting. Despite the assistance of Close Brothers as meeting advisers the chairman of the Ordinary Non-Management Shareholders' and Preference Non-Management Shareholders' Scheme Meeting will be acting in his discretion and on information also available to him from the Company.

Completing your Shareholder Notice

13.
All Non-Management Shareholders are recommended to deliver the share certificates in respect of all Ordinary Shares and Preference Shares held by them to the Company Secretary, Linda Seddon, at: Luxfer Holdings PLC, The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom no later than 5:00 p.m. on 18 January 2007. You should fill in your Shareholder Notice, retain a copy for your records, and submit the original, together with the share certificates, to the Company Secretary, Linda Seddon, at: Luxfer Holdings PLC, The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom. It is advisable to send the Shareholder Notice enclosing the share certificates along with the Forms of Proxy, in order to ensure timely receipt. When sending your share certificates to the Company Secretary, you are advised to use a courier or similar delivery service and not the ordinary post.

14.
Those shareholders who do not have their share certificates or have lost, misplaced, damaged or destroyed their share certificates, are required to provide a bank guarantee in respect of their missing share certificates. The Company Secretary may, in lieu of such bank guarantee, at her sole discretion, accept a deed of indemnity in the form appended to the Shareholder Notice or in such other form as the she deems acceptable. Non-Management Shareholders are also required to provide full details of their bank accounts into which their pro rata share of the Cash Proceeds should be transferred, substantially in the form appended to the Shareholder Notice. Non-Management Shareholders shall not be entitled to receive their pro rata share of the Cash Proceeds until such time as they deliver either the relevant share certificates, or a bank guarantee or deed of indemnity as contemplated above, together with their bank account details, substantially in the form of the Shareholder Notice. It is recommended that the Shareholder Notice (enclosing the share certificates or bank guarantee/deed of indemnity in lieu thereof as noted above) is sent to the Company along with the Forms of Proxy. In any event the Shareholder Notice must reach the Company on or before a period of two years from the date that the Shareholder Scheme becomes effective failing which their share of the Cash Proceeds will be transferred to the Company.

Further copies

15.
If you require further copies of this document (or its accompanying Form of Proxy and/or Shareholder Notice) these can be obtained from the Company at The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP, United Kingdom.

APPENDIX III

INSTRUCTIONS TO MANAGEMENT SHAREHOLDERS FOR THE ORDINARY MANAGEMENT SHAREHOLDERS' SCHEME MEETING AND THE PREFERENCE MANAGEMENT SHAREHOLDERS' SCHEME MEETING.

Please take the action requested of you in paragraphs 5 and 8 of these instructions URGENTLY. There is only a limited time period within which the Form of Proxy can be returned, duly executed and completed by all relevant persons as directed in these instructions, in order to vote at the Ordinary Management Shareholders' Scheme Meeting and/or the Preference Management Shareholders' Scheme Meeting, as applicable.

General

1.
You are a Management Shareholder if you are a holder of one or more Ordinary Shares or Preference Shares and are not a Management Shareholder as defined in the body of this document.

2.
Please use separate Forms of Proxy for the Ordinary Shares and Preference Shares held by you.

3.
As an Ordinary Shareholder, you will have to fill in more than one Form of Proxy i.e. a Form of Proxy each in relation to the Ordinary Management Shareholders' Scheme Meeting, the EGM and the Ordinary Shareholders' Class Meeting. As a Preference Shareholder, you will have to fill in more than one Form of Proxy i.e. a Form of Proxy each in relation to the Preference Management Shareholders' Scheme Meeting and the Preference Shareholders' Class Meeting.

This document

4.
You have received this document (and its accompanying Form of Proxy and Shareholder Notice) from the Company.

Voting at the Ordinary Management Shareholders' Scheme Meeting and Preference Management Shareholders' Scheme Meeting

5.
In order to vote at the Ordinary Management Shareholders' Scheme Meeting and/or the Preference Management Shareholders' Scheme Meeting, you should complete and sign the Form of Proxy as described in paragraph 7 below (and if voting at both meetings two separate Forms of Proxy) and submit it or them to the Company Secretary, as appropriate in accordance with paragraph 8 below. Lodging a Form of Proxy in advance of the Ordinary Management Shareholders' Scheme Meeting and/or the Preference Management Shareholders' Scheme Meeting will not prevent you from revoking such proxy (ies) and delivering a new Form of Proxy on the date of the Ordinary Management Shareholders' Scheme Meeting and/or the Preference Management Shareholders' Scheme Meeting or revoking such proxy(ies) and attending the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting in person.

6.
If you cease to be an Ordinary Management Shareholders and /or a Preference Management Shareholder before the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting, you will not be entitled to attend and vote.

Completing your Form of Proxy

7.
Each form of Proxy in Appendices XV and XVI should be completed in accordance with the guidance notes printed on it. In summary you may elect either to:

(a)
attend and vote at the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting in person or appoint someone else as your proxy (other than the chairman) to attend and vote at the relevant meeting in person on your behalf; or

(b)
instruct the chairman of the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting as your proxy to cast your vote in accordance with your wishes.

    You are recommended to appoint a proxy (either the chairman or someone else of your choice who would be willing to attend the Ordinary Management Shareholders' Scheme Meeting and/or

    the Preference Management Shareholders' Scheme Meeting) in any event, even if you intend to attend and vote in person, in case you are unable to do so for some reason. If you do appoint a proxy and you then decide to attend and vote at the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting in person, you will be entitled to do so.

8.
You should fill in your Form of Proxy, retain a copy for your records, and submit the original to the Company Secretary, Linda Seddon, at: Luxfer Holdings PLC, The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom. Faxed Forms of Proxy are also acceptable if faxed to the Company on +44 (0) 161 011 8855. Faxes should be marked for the attention of Linda Seddon.

Lodging your Form of Proxy

9.
Your duly completed Form of Proxy should be sent as soon as possible to the Company Secretary, as set out in paragraph 8 above. The recommended latest time for delivering the duly completed Form of Proxy(ies) to the Company Secretary is 5:00 p.m. on 18 January 2007 in respect of both the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting. If you are submitting your completed Form of Proxy on a date approaching 18 January 2007 you are advised to use a courier or similar delivery service and not the ordinary post. If you are submitting your Form of Proxy by first class post sent from within the UK, you are recommended to allow at least three Business Days for delivery. Alternatively, Ordinary Management Shareholders Forms of Proxy and/or Preference Management Shareholders' Forms of Proxy may be handed in at the registration desk for both the Ordinary Management Shareholders' Scheme Meeting and the Preference Management Shareholders' Scheme Meeting and this should be done no later than one hour before the scheduled time of the meeting. Thereafter an Ordinary Management Shareholder and/or a Preference Management Shareholder may lodge a Form of Proxy with the chairman of the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting.

Attending the Management Shareholders' Scheme Meetings

10.
The Ordinary Management Shareholders' Scheme Meeting will take place at 10:00 a.m. on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH. The Preference Management Shareholders' Scheme Meeting will take place at 11:00 a.m. on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH. You or the proxy attending the Ordinary Management Shareholders' Scheme Meeting and/or the Preference Management Shareholders' Scheme Meeting on your behalf should produce your retained copy of the/each Form of Proxy which Close Brothers, acting as meeting adviser, can then match against the original of the/each Form of Proxy. If you appoint the chairman of the Ordinary Management Shareholders' Scheme Meeting and/or the Preference Management Shareholders' Scheme Meeting (as appropriate) as your proxy, there is no need to take the Form of Proxy to the Ordinary Management Shareholders' Scheme Meeting and/or the Preference Management Shareholders' Scheme Meeting.

11.
Where your retained copy of either or both of the Form of Proxy is not produced, admittance to the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting will be permitted to you or your proxy on the production of proof of personal identity (for example, passport or other picture identification) and, where an individual is attending on behalf of a body corporate, evidence of authorisation to represent that body corporate (for example, a valid power of attorney and/or board minutes) provided that the identity and authorisation, as appropriate, for that Ordinary Management Shareholder and/or the Preference Management Shareholder or proxy conforms with the details on the original Form of Proxy which has been received by the Company in respect of such Ordinary Management Shareholder and /or the Preference Management Shareholder. However, Ordinary Management Shareholders and /or the Preference Management Shareholders are advised that admittance to the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting in this way and delivery of Forms of Proxy to the registration desk on the date of the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting will be subject to time-consuming verification at the door of the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting. Accordingly, Ordinary Management Shareholders and Preference Management

  Shareholders are recommended to submit Forms of Proxy so as to reach the Company Secretary by 5:00 p.m. on 18 January 2007, and to bring the retained copy of the Form of Proxy to the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting.

12.
For the purposes of voting at the Ordinary Management Shareholders' Scheme Meeting and /or the Preference Management Shareholders' Scheme Meeting, to determine whether the Ordinary Management Shareholders and Preference Management Shareholders approve the Scheme by a majority in number representing 75 per cent. in value of those entitled to attend and vote at that meeting, the claim of an Ordinary Management Shareholder and a Preference Management Shareholder will be valued by the chairman of the Ordinary Management Shareholders' and Preference Management Shareholders' Scheme Meeting. Despite the assistance of Close Brothers as meeting advisers the chairman of the Ordinary Management Shareholders' and Preference Management Shareholders' Scheme Meeting will be acting in his discretion and on information also available to him from the Company.

Completing your Shareholder Notice

13.
All Management Shareholders are recommended to deliver the share certificates in respect of all Ordinary Shares and Preference Shares held by them to the Company Secretary, Linda Seddon, at: Luxfer Holdings PLC, The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom no later than 5:00 p.m. on 18 January 2007. You should fill in your Shareholder Notice, retain a copy for your records, and submit the original, together with the share certificates, to the Company Secretary, Linda Seddon, at: Luxfer Holdings PLC, The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom. It is advisable to send the Shareholder Notice enclosing the share certificates along with the Forms of Proxy, in order to ensure timely receipt. When sending your share certificates to the Company Secretary, you are advised to use a courier or similar delivery service and not the ordinary post.

14.
Those shareholders who do not have their share certificates or have lost, misplaced, damaged or destroyed their share certificates, are required to provide a bank guarantee in respect of their missing share certificates. The Company Secretary may, in lieu of such bank guarantee, at her sole discretion, accept a deed of indemnity in the form appended to the Shareholder Notice or in such other form as the she deems acceptable. Management Shareholders are also required to provide full details of their bank accounts into which their pro rata share of the Cash Proceeds should be transferred, substantially in the form appended to the Shareholder Notice. Management Shareholders shall not be entitled to receive the share certificates in respect of the New Ordinary Shares and Deferred Shares that they been allocated until such time as they deliver either the share certificates, or a bank guarantee or deed of indemnity as contemplated above. Notwithstanding the above, the Company will be entitled to retain all share certificates in respect of New Ordinary Shares held by MIP Members which are Restricted New Ordinary Shares.

Further copies

15.
If you require further copies of this document (or its accompanying Form of Proxy and/or Shareholder Notice) these can be obtained from the Company at The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP, United Kingdom.

APPENDIX IV

INSTRUCTIONS TO ORDINARY SHAREHOLDERS FOR THE EGM

Please take the action requested of you in paragraphs 5 and 8 of these instructions as soon as possible. The EGM Form of Proxy should be returned, duly executed and completed by all relevant persons as directed in these instructions, in order to vote at the EGM. Capitalised words are defined in the Explanatory Statement that accompanies these instructions.

General

1.
You are an Ordinary Shareholder if you are a holder of any Ordinary Shares in the Company.

2.
As an Ordinary Shareholder, you will have to fill in more than one form of proxy i.e. a form of proxy each in relation to the Ordinary Non-Management Shareholders' Scheme Meeting or Ordinary Management Shareholders' Scheme Meeting, the EGM and the Ordinary Shareholders' Class Meeting.

This document

3.
You have received this document (and its accompanying EGM Form of Proxy) from the Company.

Voting at the EGM

4.
It is recommended that you complete and sign an EGM Form of Proxy as described in paragraph 6 below for the EGM and submit it to the Company Secretary, as appropriate in accordance with paragraph 8 below. Lodging an EGM Form of Proxy in advance of the EGM will not prevent you from revoking such proxy and delivering a new EGM Form of Proxy on the date of the EGM or revoking such proxy and attending the EGM in person.

5.
If you cease to be an Ordinary Shareholder before the EGM, you will not be entitled to attend and vote.

Completing your EGM Form of Proxy

6.
The EGM Form of Proxy in Appendix XVII should be completed in accordance with the guidance notes printed on it. In summary you may elect either to:

(a)
attend and vote at the EGM in person or appoint someone else as your proxy (other than the chairman) to attend and vote at the relevant meeting in person on your behalf; or

(b)
instruct the chairman of the EGM as your proxy to cast your vote in accordance with your wishes.

7.
You are recommended to appoint a proxy (either the chairman or someone else of your choice who would be willing to attend the EGM) in any event, even if you intend to attend and vote in person, in case you are unable to do so for some reason. If you do appoint a proxy and you then decide to attend and vote at the EGM in person, you will be entitled to do so.

8.
You should fill in your EGM Form of Proxy, retain a copy for your records, and submit the original to the Company Secretary, Linda Seddon, at: Luxfer Holdings PLC, The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom. Faxed forms of proxy are also acceptable if faxed to the Company on +44 (0) 161 011 8855. Faxes should be marked for the attention of Linda Seddon.

Lodging your EGM Form of Proxy

9.
Your duly completed EGM Form of Proxy should be sent as soon as possible to the Company Secretary, as set out in paragraph 8 above. The latest recommended time for delivering the duly completed EGM Form of Proxy to the Company Secretary is 1:00 p.m. on 21 January 2007. If you are submitting your completed EGM Form of Proxy on a date approaching 21 January 2007 you are advised to use a courier or similar delivery service and not the ordinary post. If you are submitting your EGM Form of Proxy by first class post sent from within the UK, you are recommended to allow at least three Business Days for delivery. Alternatively, your EGM Form of Proxy may be handed in at the registration desk for the EGM and this should be done no later than one hour before the scheduled time of the meeting. Thereafter an Ordinary Shareholder may lodge an EGM Form of Proxy with the chairman of the EGM.

Attending the EGM

10.
The EGM will take place at 12:00 p.m. on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH. You or the proxy attending the EGM on your behalf should produce your retained copy of the EGM Form of Proxy which the Company Secretary can then match against the original of the EGM Form of Proxy.

11.
Where your retained copy of the EGM Form of Proxy is not produced, admittance to the EGM will be permitted to you or your proxy on the production of proof of personal identity (for example, passport or other picture identification) and, where an individual is attending on behalf of a body corporate, evidence of authorisation to represent that body corporate (for example, a valid power of attorney and/or board minutes) provided that the identity and authorisation, as appropriate, for that Ordinary Shareholder or proxy conforms with the details on the original EGM Form of Proxy which has been received by the Company Secretary in respect of such Ordinary Shareholder. However, Ordinary Shareholders are advised that admittance to the EGM in this way and delivery of the EGM Form of Proxy to the registration desk on the date of the EGM will be subject to time-consuming verification at the door of the EGM. Accordingly, Ordinary Shareholders are recommended to submit their EGM Form of Proxy so as to reach the Company Secretary by 1:00 p.m. on 21 January 2007, and to bring the retained copy of the EGM Form of Proxy to the EGM.

12.
For the purposes of voting at the EGM, the claim of an Ordinary Shareholder will be valued by the chairman of the EGM.

13.
Resolutions to be passed as ordinary resolutions will require the approval of a majority of the Ordinary Shareholders present and voting (in person or by proxy). Resolutions to be passed as special resolutions will require the approval of a majority of not less than three-fourths of Ordinary Shareholders present and voting (in person or by proxy).

Further copies

14.
If you require further copies of this document (or the EGM Form of Proxy) these can be obtained from the Company at The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP, United Kingdom.

APPENDIX V

INSTRUCTIONS TO ORDINARY SHAREHOLDERS FOR THE ORDINARY SHAREHOLDERS' CLASS MEETING

Please take the action requested of you in paragraphs 5 and 8 of these instructions as soon as possible. The Class Meeting Form of Proxy should be returned, duly executed and completed by all relevant persons as directed in these instructions, in order to vote at the Ordinary Shareholders' Class Meeting. Capitalised words are defined in the Explanatory Statement that accompanies these instructions.

General

1.
You are an Ordinary Shareholder if you are a holder of any Ordinary Shares in the Company.

2.
As an Ordinary Shareholder, you will have to fill in more than one form of proxy i.e. a form of proxy each in relation to the Ordinary Non-Management Shareholders' Scheme Meeting or Ordinary Management Shareholders' Scheme Meeting, the EGM and the Ordinary Shareholders' Class Meeting.

This document

3.
You have received this document (and its accompanying Class Meeting Form of Proxy) from the Company.

Voting at the Ordinary Shareholders' Class Meeting

4.
It is recommended that you complete and sign the Class Meeting Form of Proxy as described in paragraph 6 below for the Ordinary Shareholders' Class Meeting and submit it to the Company Secretary in accordance with paragraph 8 below. Lodging a Class Meeting Form of Proxy in advance of the Ordinary Shareholders' Class Meeting will not prevent you from revoking such proxy and delivering a new Class Meeting Form of Proxy on the date of the Ordinary Shareholders' Class Meeting or revoking such proxy and attending the Ordinary Shareholders' Class Meeting in person.

5.
If you cease to be an Ordinary Shareholder before the Ordinary Shareholders Class Meeting, you will not be entitled to attend and vote.

Completing your Class Meeting Form of Proxy

6.
The Class Meeting Form of Proxy in Appendix XVIII should be completed in accordance with the guidance notes printed on it. In summary you may elect either to:

(a)
attend and vote at the Ordinary Shareholders' Class Meeting in person or appoint someone else as your proxy (other than the chairman) to attend and vote at the relevant meeting in person on your behalf; or

(b)
instruct the chairman of the Ordinary Shareholders' Class Meeting as your proxy to cast your vote in accordance with your wishes.

7.
You are recommended to appoint a proxy (either the chairman or someone else of your choice who would be willing to attend the Ordinary Shareholders' Class Meeting) in any event, even if you intend to attend and vote in person, in case you are unable to do so for some reason. If you do appoint a proxy and you then decide to attend and vote at the Ordinary Shareholders' Class Meeting in person, you will be entitled to do so.

8.
You should fill in your Class Meeting Form of Proxy, retain a copy for your records, and submit the original to the Company Secretary, Linda Seddon, at: Luxfer Holdings PLC, The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom. Faxed forms of proxy are also acceptable if faxed to the Company on +44 (0) 161 011 8855. Faxes should be marked for the attention of Linda Seddon.

Lodging your Class Meeting Form of Proxy

9.
Your duly completed Class Meeting Form of Proxy should be sent as soon as possible to the Company Secretary, as set out in paragraph 7 above. The recommended latest time for delivering the duly completed Class Meeting Form of Proxy to the Company Secretary is 1:00 p.m. on 21 January 2007. If

  you are submitting your completed Class Meeting Form of Proxy on a date approaching 21 January 2007 you are advised to use a courier or similar delivery service and not the ordinary post. If you are submitting your Class Meeting Form of Proxy by first class post sent from within the UK, you are recommended to allow at least three Business Days for delivery. Alternatively, the Class Meeting Form of Proxy may be handed in at the registration desk for the Ordinary Shareholders' Class Meeting and this should be done no later than one hour before the scheduled time of the meeting. Thereafter an Ordinary Shareholder may lodge a Class Meeting Form of Proxy with the chairman of the Ordinary Shareholders' Class Meeting.

Attending the Ordinary Shareholders' Class Meeting

10.
The Ordinary Shareholders' Class Meeting will take place at 1:00 p.m. on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH. You or the proxy attending the Ordinary Shareholders' Class Meeting on your behalf should produce your retained copy of the Class Meeting Form of Proxy which the Company Secretary can then match against the original of the Class Meeting Form of Proxy.

11.
Where your retained copy of the Class Meeting Form of Proxy is not produced, admittance to the Ordinary Shareholders' Class Meeting will be permitted to you or your proxy on the production of proof of personal identity (for example, passport or other picture identification) and, where an individual is attending on behalf of a body corporate, evidence of authorisation to represent that body corporate (for example, a valid power of attorney and/or board minutes) provided that the identity and authorisation, as appropriate, for that Ordinary Shareholder or proxy conforms with the details on the original Class Meeting Form of Proxy which has been received by the Company Secretary in respect of such Ordinary Shareholder. However, Ordinary Shareholders are advised that admittance to the Ordinary Shareholders' Class Meeting in this way and delivery of the Class Meeting Form of Proxy to the registration desk on the date of the Ordinary Shareholders' Class Meeting will be subject to time-consuming verification at the door of the Ordinary Shareholders' Class Meeting. Accordingly, Ordinary Shareholders are recommended to submit the Class Meeting Form of Proxy so as to reach the Company Secretary by 1:00 p.m. on 21 January 2007, and to bring the retained copy of the Class Meeting Form of Proxy to the Ordinary Shareholders' Class Meeting.

12.
For the purposes of voting at the Ordinary Shareholders' Class Meeting, the claim of an Ordinary Shareholder will be valued by the chairman of the Ordinary Shareholders' Class Meeting.

13.
The resolution to be passed as an extraordinary resolution will require approval by a majority of not less than three-fourths of Ordinary Shareholders present and voting (in person or by proxy).

Further copies

14.
If you require further copies of this document (or the Class Meeting Form of Proxy) these can be obtained from the Company at The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP, United Kingdom.

APPENDIX VI

INSTRUCTIONS TO PREFERENCE SHAREHOLDERS FOR THE PREFERENCE
SHAREHOLDERS' CLASS MEETING

Please take the action requested of you in paragraphs 5 and 8 of these instructions as soon as possible. The Class Meeting Form of Proxy should be returned, duly executed and completed by all relevant persons as directed in these instructions, in order to vote at the Preference Shareholders' Class Meeting.

General

1.
You are an Preference Shareholder if you are a holder of any Preference Shares in the Company.

2.
As a Preference Shareholder, you will have to fill in more than one form of proxy i.e. a form of proxy each in relation to the Preference Non-Management Shareholders' Scheme Meeting or the Preference Management Shareholders' Scheme Meeting, and the Preference Shareholders' Class Meeting.

This document

3.
You have received this document (and its accompanying Class Meeting Form of Proxy) from the Company.

Voting at the Preference Shareholders' Class Meeting

4.
It is recommended that you complete and sign the Class Meeting Form of Proxy as described in paragraph 6 below for the Preference Shareholders' Class Meeting and submit it to the Company Secretary in accordance with paragraph 8 below. Lodging a Class Meeting Form of Proxy in advance of the Preference Shareholders' Class Meeting will not prevent you from revoking such proxy and delivering a new Class Meeting Form of Proxy on the date of the Preference Shareholders' Class Meeting or revoking such proxy and attending the Preference Shareholders' Class Meeting in person.

5.
If you cease to be an Preference Shareholder before the Preference Shareholders Class Meeting, you will not be entitled to attend and vote.

Completing your Class Meeting Form of Proxy

6.
The Class Meeting Form of Proxy in Appendix XIX should be completed in accordance with the guidance notes printed on it. In summary you may elect either to:

(a)
attend and vote at the Preference Shareholders' Class Meeting in person or appoint someone else as your proxy (other than the chairman) to attend and vote at the relevant meeting in person on your behalf; or

(b)
instruct the chairman of the Preference Shareholders' Class Meeting as your proxy to cast your vote in accordance with your wishes.

7.
You are recommended to appoint a proxy (either the chairman or someone else of your choice who would be willing to attend the Preference Shareholders' Class Meeting) in any event, even if you intend to attend and vote in person, in case you are unable to do so for some reason. If you do appoint a proxy and you then decide to attend and vote at the Preference Shareholders' Class Meeting in person, you will be entitled to do so.

8.
You should fill in your Class Meeting Form of Proxy, retain a copy for your records, and submit the original to the Company Secretary, Linda Seddon, at: Luxfer Holdings PLC, The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom. Faxed Forms of Proxy are also acceptable if faxed to the Company on +44 (0) 161 011 8855. Faxes should be marked for the attention of Linda Seddon.

Lodging your Class Meeting Form of Proxy

9.
Your duly completed Class Meeting Form of Proxy should be sent as soon as possible to the Company Secretary, as set out in paragraph 8 above. The recommended latest time for delivering the duly completed Class Meeting Form of Proxy to the Company Secretary is 1:00 p.m. on 21 January 2007. If you are submitting your completed Class Meeting Form of Proxy on a date approaching 21 January 2007 you are advised to use a courier or similar delivery service and not the ordinary post. If you are submitting your Class Meeting Form of Proxy by first class post sent from within the UK, you are recommended to allow at least three Business Days for delivery. Alternatively, the Class Meeting Form of Proxy may be handed in at the registration desk for the Preference Shareholders' Class Meeting and this should be done no later than one hour before the scheduled time of the meeting. Thereafter a Preference Shareholder may lodge a Class Meeting Form of Proxy with the Chairman of the Preference Shareholders' Class Meeting.

Attending the Preference Shareholders' Class Meeting

10.
The Preference Shareholders' Class Meeting will take place at 12:30 p.m. on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH. You or the proxy attending the Preference Shareholders' Class Meeting on your behalf should produce your retained copy of the Class Meeting Form of Proxy which the Company Secretary can then match against the original of the Class Meeting Form of Proxy.

11.
Where your retained copy of the Class Meeting Form of Proxy is not produced, admittance to the Preference Shareholders' Class Meeting will be permitted to you or your proxy on the production of proof of personal identity (for example, passport or other picture identification) and, where an individual is attending on behalf of a body corporate, evidence of authorisation to represent that body corporate (for example, a valid power of attorney and/or board minutes) provided that the identity and authorisation, as appropriate, for that Preference Shareholder or proxy conforms with the details on the original Class Meeting Form of Proxy which has been received by the Company Secretary in respect of such Preference Shareholder. However, Preference Shareholders are advised that admittance to the Preference Shareholders' Class Meeting in this way and delivery of your Class Meeting Form of Proxy to the registration desk on the date of the Preference Shareholders' Class Meeting will be subject to time-consuming verification at the door of the Preference Shareholders' Class Meeting. Accordingly, Preference Shareholders are recommended to submit the Class Meeting Form of Proxy so as to reach the Company Secretary by 1:00 p.m. on 18 January 2007, and to bring the retained copy of the Class Meeting Form of Proxy to the Preference Shareholders' Class Meeting.

12.
For the purposes of voting at the Preference Shareholders' Class Meeting, the claim of an Preference Shareholder will be valued by the chairman of the Preference Shareholders' Class Meeting.

13.
The resolution to be passed as an extraordinary resolution will require approval by a majority of not less than three-fourths of such Preference Shareholders present and voting (in person or by proxy).

Further copies

14.
If you require further copies of this document (or the Class Meeting Form of Proxy) these can be obtained from the Company at The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP, United Kingdom.

APPENDIX VII

NOTICE OF SCHEME CREDITORS' MEETING

IN THE HIGH COURT OF JUSTICE	Claim No.

CHANCERY DIVISION

COMPANIES COURT

THE HONOURABLE MR JUSTICE [    ]

IN THE MATTER OF LUXFER HOLDINGS PLC

AND IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated 18 December 2006 the Court has directed a meeting ("the Meeting") of the holders of the 10.125% Senior Notes issued by the Company due 1 May 2009 (ISIN Nos. XS0102103990, XS0104021158 and XS0096433973) (other than Luxfer Group Limited) to be convened for the purpose of considering and if thought fit approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the holders of the Senior Notes and that such Meeting will be held that at the offices of Cleary Gottlieb Steen & Hamilton LLP at 55 Basinghall Street, London EC2V 5EH on 23 January 2007 at 9.30 a.m. at which place and at the stipulated time the aforesaid holders of the Senior Notes are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Statement required to be furnished pursuant to Section 426 of the Companies Act 1985 are enclosed herewith.

The holders of the Senior Notes may vote in person at the Meeting or they may appoint another person whether a member of the class or not as their proxy to stand and vote in their stead.

A form of proxy applicable for the meeting is enclosed herewith.

It is requested that forms of proxy be lodged (as described in the instructions accompanying the proxy) with The Bank of New York, the voting agent, at its office situate at One Canada Square, London E14 5AL, Attention: Emma Wilkes: Fax: +44 20 7964 6399, Phone: +44 20 7964 7662, not less than three business days before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the Chairman at the Meeting.

By Order the Court has appointed Peter Haslehurst of The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP or failing him Brian Purves of The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP to act as Chairman of the Meeting and has directed the Chairman to report the results thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction by the Court.

Dated 20 December 2006

Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
London
EC2V 5EH
Solicitors for the Company

APPENDIX VIII

NOTICE OF SHAREHOLDERS' SCHEME MEETINGS

IN THE HIGH COURT OF JUSTICE	Claim No.

CHANCERY DIVISION

COMPANIES COURT

THE HONOURABLE MR JUSTICE [    ]

IN THE MATTER OF LUXFER HOLDINGS PLC

AND IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated 18 December 2006 the Court has directed separate meetings (the "Meetings") of (1) the holders of Ordinary Shares in the Company who are not members of the Company's management, (2) the holders of Preference Shares in the Company who are not members of management, (3) the holders of Ordinary Shares in the Company who are members of management, and (4) the holders of Preference Shares in the Company who are members of management to be convened for the purpose of considering and if thought fit approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the holders of its Ordinary and Preference Shares and that such Meetings will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP at 55 Basinghall Street, London EC2V 5EH on 23 January 2007 at the respective times specified in the Schedule hereto at which place and respective times all the aforesaid Shareholders are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Statement required to be furnished pursuant to Section 426 of the Companies Act 1985 are enclosed herewith.

The Shareholders may vote in person at such of the Meetings as they are entitled to attend or they may appoint another persons whether a member of the class or not as their proxy to stand and vote in their stead.

Forms of proxy applicable for the respective Meetings are enclosed herewith.

It is requested that forms appointing proxies be lodged with the Secretary at the registered office of the Company situate at The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP not less than 48 hours before the time appointed for the Meetings, but if forms are not so lodged they may be handed to the Chairman at the Meeting at which they are to be used.

In the case of joint holders of either Preference or Ordinary Shares the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the orders in which the names stand in the Register of Members.

By Order the Court has appointed Peter Haslehurst of The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP or, failing him, Brian Purves of The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP to act as Chairman of each of the Meetings and has directed the Chairman to report the results thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction by the Court.

Dated 20 December 2006

Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
London
EC2V 5EH
Solicitors for the Company

THE SCHEDULE

1.
The meeting of the management holders of Ordinary Shares in the Company at 10.00 a.m.

2.
The meeting of the non-management holders of Ordinary Shares in the Company at 10.30 a.m. (or as soon thereafter as the meeting of the management holders of Ordinary Shares has concluded);

3.
The meeting of the management holders of Preference Shares in the Company at 11.00 a.m. (or as soon thereafter as the meeting of the non-management holders of Ordinary Shares has concluded);

4.
The meeting of the non-management holders of Preference Shares in the Company at 11.30 a.m. (or as soon thereafter as the meeting of the management holders of Preference Shares has concluded).

APPENDIX IX

LUXFER HOLDINGS PLC
(Registered in England with number 3690830)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Luxfer Holdings PLC (the "Company") will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 at 12:00 (London time) (or as soon thereafter as the Preference Non-management Shareholders' Meeting (as defined in the explanatory statement to noteholders and shareholders accompanying this notice (the "Explanatory Statement")), convened for 11:30 a.m. (London time) on the same day and at the same place by an order of the High Court of Justice in England and Wales (the "Court"), shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolutions of which resolutions 1-3 will be proposed as special resolutions and resolutions 4-7 will be proposed as ordinary resolutions:

Special Resolutions

1.
THAT, subject to and conditionally upon the Schemes (as defined in the Explanatory Statement) being sanctioned by the Court, and pursuant to section 9 of the Companies Act 1985, the articles of association be amended as follows:

(a)
article 6.3 be deleted;

(b)
article 12.8 be deleted; and

(c)
article 13 be deleted,

  such that the interim articles of association, attached to this resolution, produced to this meeting and initialled by the chairman for the purposes of identification, be adopted as the interim articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company in their entirety.

2.
THAT, subject to and conditionally upon the Schemes (as defined in the Explanatory Statement) coming into effect, and pursuant to section 9 of the Companies Act 1985, the new articles of association attached to this resolution, produced to this meeting and initialled by the chairman for the purposes of identification, be adopted as the new articles of association of the Company in substitution for and to the exclusion of the interim articles of association of the Company (as adopted by resolution 1) in their entirety.

3.
THAT, subject to and conditionally upon the passing and coming into effect of resolutions 2, 4, 5, 6 and 7 and upon the Schemes coming into effect, and pursuant to section 4 of the Companies Act 1985, the memorandum of association attached to this resolution, produced to this meeting and initialled by the chairman for the purposes of identification, be adopted as the new memorandum of association of the Company in substitution for and to the exclusion of the existing memorandum of association of the Company in its entirety.

Ordinary Resolutions

4.
THAT, subject to and conditionally upon the Schemes coming into effect, the accrued dividend owing to the holders of the 132,683,760 issued preference shares of £0.6487 each in the capital of the Company be cancelled.

5.
THAT, subject to and conditionally upon the Schemes coming into effect, pursuant to section 121(2)(e) of the Companies Act 1985, the 70,538 authorised but unissued ordinary shares of £0.6487 each in the capital of the Company be cancelled and the authorised but unissued ordinary share capital of the Company be diminished accordingly.

6.
THAT, subject to and conditionally upon the passing and coming into effect of resolution 2 and upon the Schemes becoming effective:

(a)
1,340,240 of the issued ordinary shares of £0.6487 each in the capital of the Company be consolidated and sub-divided pursuant to section 121(2)(b) of the Companies Act 1985 into the following:

(i)
100,222 shares of £1 each which shall be redesignated as New Ordinary Shares, having the rights and being subject to the restrictions set out in the new articles of association of the Company; and

(ii)
7,691,918,216 shares of £0.0001 each which shall be redesignated as Deferred Shares having the rights and being subject to the restrictions set out in the new articles of association of the Company.

7.
THAT, subject to and conditionally upon the passing and coming into effect of resolutions 2 and 4 and upon the Schemes becoming effective:

(a)
132,683,760 of the issued preference shares of £0.6487 each in the capital of the Company be consolidated and sub-divided, pursuant to section 121(2)(b) of the Companies Act 1985, into:

(i)
9,899,778 shares of £1 each which shall be redesignated as New Ordinary Shares, having the rights and being subject to the restrictions set out in the new articles of association of the Company; and

(ii)
761,721,769,784 shares of £0.0001 each which shall be redesignated as Deferred Shares having the rights and being subject to the restrictions set out in the new articles of association of the Company.

By order of the board of directors:	Registered office:
Company Secretary Dated 20 December 2006	The Victoria 150-182 Harbour City Salford Quays Salford M50 3SP

Notes:

1.
Only holders of ordinary shares of £0.6487 each in the capital of the Company are entitled to attend and vote at this meeting.

2.
Holders of preference shares of £0.6487 each in the capital of the Company and holders of "B" preference shares of £1 each in the capital of the Company are entitled to attend but not to speak or vote at this meeting.

3.
A member entitled to attend and vote at this meeting is entitled to appoint a proxy (or proxies) to attend and, on a poll, vote instead of him or her. A proxy need not be a member of the Company.

4.
It is recommended that forms appointing proxies be lodged with the Company Secretary at the registered office of the Company at The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP by 1:00 p.m. on 21 January 2007, but if forms are not so lodged they may be handed to the Chairman at the Meeting.

5.
Return of the completed form of proxy will not preclude a member from attending and voting personally at the meeting.

Copies of the interim articles of association, the new articles of association and the new memorandum of association will be available for inspection at the registered office of the Company and the offices of Cleary Gottlieb Steen & Hamilton LLP at 55 Basinghall Street, London EC2V 5EH during normal business hours on any weekday (public holidays excepted) from the date of this notice until and including the date of the meeting, and at the venue of the meeting for 30 minutes prior to and during the meeting.

APPENDIX X

LUXFER HOLDINGS PLC
(Registered in England with number 3690830)

NOTICE OF ORDINARY SHAREHOLDERS' CLASS MEETING

NOTICE IS HEREBY GIVEN that a separate class meeting of the holders of the ordinary shares of £0.6487 each in the capital of Lumina Holdings PLC (the "Company") will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 at 1:00 p.m. (London time) (or as soon thereafter as the Preference Shareholders' Class Meeting (as defined in the explanatory statement to noteholders and shareholders accompanying this notice (the "Explanatory Statement")) convened for 12:30 p.m. (London time) on the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as extraordinary resolution:

Extraordinary Resolution

THAT, pursuant to section 125 of the Companies Act 1985, the passing of the resolutions set out in the notice of the extraordinary general meeting of the Company convened for 23 January 2007 at 12:00 p.m., and the adoption of the new articles of association of the Company (the "New Articles"), and any variation or abrogation of rights attached to the ordinary shares of £0.6487 each in the capital of the Company effected by the passing of the said resolutions or by the adoption of the New Articles be and is hereby sanctioned and approved.

By order of the board of directors:	Registered office:
Company Secretary Dated 20 December 2006	The Victoria 150-182 Harbour City Salford Quays Salford M50 3SP

Notes:

1.
Only holders of ordinary shares of £0.6487 each in the capital of the Company are entitled to attend and vote at this meeting.

2.
A member entitled to attend and vote at this meeting is entitled to appoint a proxy (or proxies) to attend and, on a poll, vote instead of him or her. A proxy need not be a member of the Company.

3.
It is recommended that forms appointing proxies be lodged with the Secretary at the registered office of the Company at The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP by 1:00 p.m. on 21 January 2007, but if forms are not so lodged they may be handed to the Chairman at the Meeting.

4.
Return of the completed form of proxy will not preclude a member from attending and voting personally at the meeting.

Copies of the interim articles of association, the New Articles and the new memorandum of association will be available for inspection at the registered office of the Company and the offices of Cleary Gottlieb Steen & Hamilton LLP at 55 Basinghall Street, London EC2V 5EH during normal business hours on any weekday (public holidays excepted) from the date of this notice until and including the date of the meeting, and at the venue of the meeting for 30 minutes prior to and during the meeting.

APPENDIX XI

LUXFER HOLDINGS PLC
(Registered in England with number 3690830)

NOTICE OF PREFERENCE SHAREHOLDERS' CLASS MEETING

NOTICE IS HEREBY GIVEN that a separate class meeting of the holders of the preference shares of £0.6487 each in the capital of Lumina Holdings PLC (the "Company") will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 at 12:30 p.m. (London time) (or as soon thereafter as the EGM (as defined in the explanatory statement to noteholders and shareholders accompanying this notice (the "Explanatory Statement")) convened for 12:00 p.m. (London time) on the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as extraordinary resolution:

Extraordinary Resolution

THAT, pursuant to section 125 of the Companies Act 1985, the passing of the resolutions set out in the notice of the extraordinary general meeting of the Company convened for 23 January 2007 at 12:00 p.m., and the adoption of the new articles of association of the Company (the "New Articles"), and any variation or abrogation of rights attached to the preference shares of £0.6487 each in the capital of the Company effected by the passing of the said resolutions or by the adoption of the New Articles be and is hereby sanctioned and approved.

By order of the board of directors:	Registered office:
Company Secretary Dated 20 December 2006	The Victoria 150-182 Harbour City Salford Quays Salford M50 3SP

Notes:

1.
Only holders of preference shares of £0.6487 each in the capital of the Company are entitled to attend and vote at this meeting.

2.
A member entitled to attend and vote at this meeting is entitled to appoint a proxy (or proxies) to attend and, on a poll, vote instead of him or her. A proxy need not be a member of the Company.

3.
It is recommended that forms appointing proxies be lodged with the Secretary at the registered office of the Company at The Victoria, 150-182 Harbour City, Salford Quays, Salford M50 3SP by 1:00 p.m. on 21 January 2007, but if forms are not so lodged they may be handed to the Chairman at the Meeting.

4.
Return of the completed form of proxy will not preclude a member from attending and voting personally at the meeting.

Copies of the interim articles of association, the New Articles and the memorandum of association will be available for inspection at the registered office of the Company and the offices of Cleary Gottlieb Steen & Hamilton LLP at 55 Basinghall Street, London EC2V 5EH during normal business hours on any weekday (public holidays excepted) from the date of this notice until and including the date of the meeting, and at the venue of the meeting for 30 minutes prior to and during the meeting.

APPENDIX XII

Luxfer Holdings PLC

SCHEME CREDITOR ADMISSION FORM AND PROXY FORM

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF
LUXFER HOLDINGS PLC
(THE "COMPANY")

—AND—

IN THE MATTER OF THE COMPANIES ACT 1985
SCHEME OF ARRANGEMENT

FORM OF NOTEHOLDERS' PROXY

For use at the Scheme Creditors' Meeting
to be held at the offices of
Cleary Gottlieb Steen & Hamilton LLP
at 9.30 a.m.
(London time)
on 23 January 2007

regarding the Scheme of Arrangement in respect of
the following notes issued by the Company:
£160 million
10.125% SENIOR NOTES DUE 2009
(THE "SENIOR NOTES")
(ISIN NOS. XS0102103990, XS0104021158 and XS0096433973)

Voting Date: 5:00 p.m. London time 18 January 2007

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you have sold, or otherwise transferred, or sell or otherwise transfer, your Senior Notes before the Voting Date, you must deliver this document to the person or persons to whom you have sold or otherwise transferred, or sell or otherwise transfer, your Senior Notes. If you are in any doubt as to the action you should take, you should consult your professional adviser without delay. If you are not the ultimate beneficial owner of the Senior Notes, please forward a copy of this document and its enclosures to such person.

No assignment or transfer of a Senior Note after the Voting Date will be recognised by the Company for the purposes of determining entitlements under the Noteholder Scheme, provided that where the Company has received from the relevant parties written notice of such assignment or transfer, the Company may, in its sole discretion and subject to the production of such other evidence as it may require and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under the Noteholder Scheme. As a result, a transferee of Senior Notes after the Voting Date will not, among other things, be entitled to vote at the Scheme Creditors' Meeting and will need to make arrangements with the transferor to ensure that the transferor votes in accordance with the wishes of the transferee. In such circumstances the transferee will also need to make arrangements with the transferor for the transfer of its New Notes and New Ordinary Shares and Deferred Shares (collectively, the "New Shares") upon compliance with the terms and conditions of the Noteholder Scheme.

Moreover, by returning a completed Form of Noteholders' Proxy, such Scheme Creditor will acknowledge and direct that, upon the relevant Clearing System's (as defined below) receipt of the Electronic Voting Instruction sent by the Direct Participant through which such Scheme Creditor holds its Senior Notes, such Senior Notes will be blocked such that no transfers may be effected in relation to such Senior Notes from such date of receipt to and including the earlier of (i) the Effective Date (other than transactions contemplated in accordance with the Noteholder Scheme), (ii) the Scheme Creditors' Meeting, if at such meeting the Noteholder Scheme is not approved by the requisite majority of Scheme Creditors or (iii) the date on which a competent court has finally determined not to sanction the Noteholder Scheme. The Company and the Bare Trustee will only allot and issue, or deliver, as the case may be, New Notes and New Shares to holders of Senior Notes as of the Voting Date if evidence acceptable to the Company is provided as to the holdings of Senior Notes of such person on the Record Date.

Before completing and executing this Form of Proxy, you should read the instructions below. If you have any questions relating to the completion of this document, or if you require further copies of this document or the Scheme Document, please contact the Voting Agent at the address and telephone number set out below during normal business hours in London.

In addition to completing this Form of Proxy, you must deliver Electronic Voting Instructions to Euroclear Bank S.A./N.V. ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream" and, together with Euroclear, the "Clearing Systems") for receipt by the Voting Agent by the Voting Date. If you are not a Direct Participant in Euroclear or Clearstream, you should deliver this Form of Proxy through your custodian bank or brokerage firm and any Intermediary to the Direct Participant through which you hold your interest in the Senior Notes to enable the Direct Participant to deliver an Electronic Voting Instruction on your behalf through, and in accordance with the standard practices and procedures of, the relevant Clearing System. You must ensure that your Electronic Voting Instruction is delivered for receipt by the Voting Agent by the Voting Date or such earlier deadline as the relevant Clearing System may require. See "Procedures for delivery of Electronic Voting Instructions" in Appendix I of the Scheme Document. THE CLEARING SYSTEM WILL BLOCK TRADES IN YOUR SENIOR NOTES FROM THE DATE THAT IT RECEIVES YOUR ELECTRONIC VOTING INSTRUCTIONS TO THE TIME SPECIFIED IN THE FORM OF NOTEHOLDERS' PROXY.

This Form of Proxy is to be read in conjunction with the Scheme Document in connection with restructuring proposals relating to the Senior Notes. This Form of Proxy is a deed poll and is governed by and shall be construed in accordance with English law.

For the purposes of this Form of Proxy:

"Direct Participant" means a person, such as a bank or brokerage firm, who has a participant account with Euroclear or Clearstream and is recorded in the books of the relevant Clearing System as a holder of an interest in the Senior Notes in the form of a book-entry interest in a depositary interest in such Senior Notes;

"Intermediary" means a person such as a stockbroker, an investment manager or nominee company that holds an interest in the Senior Notes on behalf of another person and who is not or (as appropriate) was not a Direct Participant in respect of that interest;

"Noteholder" means the person with the ultimate beneficial interest in any Senior Notes (including in the form of a book-entry interest in a depositary interest in such Senior Notes), as well as (without limitation), all and any rights and authorities given to them by the Depositary pursuant to an undertaking in this regard and/or pursuant to the Indenture;

"Scheme Creditor" means a creditor of the Company, whether actual or contingent, in respect of a Scheme Claim; and

"Scheme Claim" means any claim against the Company in respect of any liability of the Company arising directly or indirectly in relation to the Senior Notes including any liability of the Company in respect of loss or damage suffered or incurred by any person as a result of investing in the Senior Notes, or pursuant to or under the terms of the Indenture, excluding, however, any claims against the Company by the Trustee pursuant to section 7.7 of the Indenture and any claims against the Company by the Depositary pursuant to section 3.06 of the Deposit Agreement.

Other terms that are capitalised but not otherwise defined herein shall have the meaning set forth in the noteholder scheme (the "Noteholder Scheme") between Luxfer Holdings PLC and the Scheme Creditors pursuant to section 425 of the Companies Act in the form set out in Part Five of the Scheme Document dated 20 December 2006 (the "Scheme Document") or, if not defined therein, as defined in the Definitions section of the Scheme Document.

INSTRUCTIONS FOR COMPLETING AND TRANSMITTING THIS FORM:

1.
SCHEME CREDITORS: FILL IN AND EXECUTE THE FORM OF PROXY YOURSELF, THEN:

1.1
Retain a COPY of the executed Form of Proxy for your records and to take with you to the Scheme Creditors' Meeting if you or your proxy plan to attend in person. Also send a COPY by fax to the Voting Agent (The Bank of New York) at the fax number below; and

1.2
Return the ORIGINAL executed Form of Proxy to your custodian bank or brokerage firm for delivery in accordance with the procedures of the relevant Clearing System to the relevant Intermediary, if any, and to the Direct Participant. If you are a Direct Participant, please enter the Electronic Voting Instruction and deliver this completed Form of Proxy to the Voting Agent as provided in Section 3.2 below.

2.
CUSTODIAN BANKS OR BROKERAGE FIRMS AND ANY INTERMEDIARY:

2.1
If this Form of Proxy has not yet been completed by the Scheme Creditor, please send a faxed copy of this Form of Proxy (FOLLOWED by the original) to each of your clients who beneficially own Senior Notes. Clearing Systems, global custodians and other nominal holders must transmit copies to custodian banks for retransmission to Scheme Creditors.

2.2
Once completed by the Scheme Creditor, please forward this executed Form of Proxy to the Direct Participant through which the Scheme Creditor holds its interest in the Senior Notes in accordance with the standard practices and procedures of the relevant Clearing System such that the Direct Participant may enter an Electronic Voting Instruction on behalf of the Scheme Creditor and return the completed Form of Proxy to the Voting Agent.

3.
DIRECT PARTICIPANTS:

3.1
In accordance with the standard practices and procedures of the relevant Clearing System, please enter an Electronic Voting Instruction on behalf of the Scheme Creditor conveying, as appropriate, the identity of such Scheme Creditor, the aggregate principal amount of the Senior Notes being voted hereunder, whether the Scheme Creditor will attend the meeting or who shall be appointed as such Scheme Creditor's proxy, whether the Scheme Creditor votes in favour or against the Noteholder Scheme or authorises any discretionary vote, such Scheme Creditor's Clearing System account details and/or such other information as may be necessary or appropriate. Please return a separate Electronic Voting Instruction for each Scheme Creditor.

3.2
Please return the original copy of this executed Form of Proxy to the Voting Agent at the address indicated below by hand, courier or first class mail so as to arrive at the offices of the Voting Agent by the Voting Date.

(a)
If the Electronic Voting Instructions have been returned to the Voting Agent through Clearstream, please include the Clearstream unique reference number on the Form of Proxy in the place provided immediately following the Scheme Creditor's signature and include this information in the Electronic Voting Instruction that you return. The Clearstream unique reference number consists of the Direct Participant's account number and a unique three-digit reference number for each Scheme Creditor generated by the Direct Participant.

(b)
If the Electronic Voting Instructions have been returned to the Voting Agent through Euroclear, please include the Euroclear unique reference number on the Form of Proxy in the place provided immediately following the Scheme Creditor's signature. The Euroclear unique reference number is the seven-digit confirmation number that you receive from Euroclear when it acknowledges receipt of the Electronic Voting Instructions that you have submitted.

4.
FORMS OF PROXY SHOULD BE RETURNED TO:

  THE BANK OF NEW YORK
  ONE CANADA SQUARE
  LONDON E14 5AL
  ATTENTION: EMMA WILKES
  FAX: +44 20 7964 6399
  PHONE: +44 20 7964 7662

5.
Each Scheme Creditor must ensure that its Form of Proxy is returned to the Voting Agent, properly completed, by the Voting Date, 5:00 p.m. London time on 18 January 2007, and that its Electronic

  Voting Instruction has been delivered through the relevant Clearing System by that same date, or such earlier time as the relevant Clearing System may specify. IF PROPERLY COMPLETED FORMS OF PROXY AND ELECTRONIC VOTING INSTRUCTIONS ARE NOT RETURNED BY THIS TIME, THE RELEVANT VOTE MAY NOT BE TAKEN INTO ACCOUNT AT THE SCHEME CREDITORS' MEETING AND THE COMPANY MAY NOT AGREE THE RELEVANT SCHEME CLAIM UNTIL SUCH TIME AS PROPERLY COMPLETED FORMS ARE RECEIVED. TIME IS OF THE ESSENCE WITH RESPECT TO THE FOREGOING DEADLINE.

6.
Faxed Forms of Proxy are acceptable provided the original forms are mailed so as to be received (together with the related Electronic Voting Instruction sent through the relevant Clearing System) by the Voting Agent no later than three Business Days before the Scheme Creditors' Meeting. The Scheme Creditors' Meeting will take place at 9.30 a.m. on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London EC2V 5EH. Each Scheme Creditor or its proxy who attends the Scheme Creditors' Meeting should produce the Scheme Creditor's retained copy of the Form of Noteholders' Proxy, which the Voting Agent, acting as meeting adviser, can then match against the original of the Form of Noteholders' Proxy. If the chairman of the Scheme Creditors' Meeting is appointed as the Scheme Creditor's Proxy, there is no need to take the Form of Noteholders' Proxy to the Scheme Creditors' Meeting.

  If Scheme Creditors or their proxy are not able to produce their retained copy of the Form of Proxy, or if the Form of Proxy and related Electronic Voting Instructions have not been received, duly completed and executed, as the case may be, Scheme Creditors may be admitted to the Scheme Creditors' Meeting by the chairman of the Scheme Creditors' meeting on the day at any time prior to the Scheme Creditors' Meeting upon a Scheme Creditor or his/her proxy (as the case may be) (i) providing evidence of his/her identity (for example, a passport, identity card or other official document) and a fully completed copy of the Form of Proxy, and (ii) having had the appropriate Electronic Voting Instruction delivered through the relevant Clearing System (or by providing other adequate proof of beneficial ownership as of the Voting Date as determined in the sole discretion of the chairman of the Scheme Creditors' Meeting). Unless such items are received by the Voting Agent or chairman of the Scheme Creditors' Meeting, a Scheme Creditor or his/her proxy, as the case may be, will not be admitted to the meeting. It is the responsibility of the Scheme Creditor to make sure that its Form of Proxy is completed and received by the Voting Agent or the chairman of the Scheme Creditors' Meeting and that its Electronic Voting Instruction is delivered through the relevant Clearing System to the Voting Agent by the appropriate deadline.

7.
Any alteration made in this Form of Proxy must be initialled by the person who signs it.

8.
Scheme Creditors are advised that the Voting Agent has no responsibility to advise Scheme Creditors or others who may submit a Form of Proxy whether such documents have been properly completed.

SCHEME CREDITOR ADMISSION FORM AND PROXY FORM

EXECUTION BY SCHEME CREDITOR

As at the date hereof,                        , we (the undersigned) were the Scheme Creditor with respect to the following Senior Notes:

PRINCIPAL AMOUNT OF SENIOR NOTES            £

The Senior Notes referred to above are held through an account at

(Name of customer bank or brokerage firm through which the Senior Notes are held and relevant account details)

We direct our custodian bank or brokerage firm, any Intermediary, the Direct Participant through which we hold our interest and the relevant Clearing System to confirm to the Voting Agent our identity and that we held the above Senior Notes through them as at the date hereof and to deliver an Electronic Voting Instruction with respect to the information set forth below to the Voting Agent through the relevant Clearing System in accordance with the standard practices and procedures of such Clearing System. We understand that this information may be conveyed and relied on by the Bare Trustee, the Company, the Trustee and their respective representatives and agents.

We acknowledge and agree that the Company will not recognise any assignment or transfer of Senior Notes after the Voting Date for the purposes of determining entitlements under the Noteholder Scheme, subject to any exceptions that it may grant in its sole discretion. Moreover, upon the relevant Clearing System's receipt of the Electronic Voting Instruction sent by the Direct Participant through which we hold the Senior Notes referenced above, we direct such Clearing System to block such Senior Notes such that no transfers may be effected in relation to such Senior Notes from such date of receipt of such Electronic Voting Instructions to and including the earlier of (i) the Effective Date (other than transactions contemplated in accordance with the Noteholder Scheme), (ii) the Scheme Creditor's Meeting, if at such meeting the Noteholder Scheme is not approved by the requisite majority of Scheme Creditors or (iii) the date on which a competent court has finally decided not to sanction the Noteholder Scheme.

We, the undersigned, hereby acknowledge receipt of the Scheme Document and the Notice of Meeting. The consents and directions granted herein are binding on the undersigned, its successors and assigns.

REPRESENTATIONS AND UNDERTAKINGS

  We represent and agree as of the date hereof and as of 5.00 p.m. London time on 18 January 2007 (the "Voting Date") as follows:

(1)
If a body corporate, the Scheme Creditor is duly organised, validly existing, and in good standing under the laws of the jurisdiction of its organisation and has full power and authority, and has taken all action necessary, to execute and deliver this Form of Proxy on its behalf and on behalf of the Depositary and any documents contemplated herein on its own behalf and on behalf of the Depositary. Such power has not been granted or assigned to any other person.

(2)
The execution and delivery of this Form of Proxy, the delivery of the Electronic Voting Instruction and the fulfilment of the obligations in connection with the Noteholder Scheme do not and will not: (a) violate any law or regulation of the jurisdiction under which it exists; (b) violate any other law or regulation applicable to it; or (c) constitute a breach or default of any provision of any document under which, if a body corporate, the Scheme Creditor is organised, or any other agreement to which it is a signatory or by which it is bound, or to which any of its assets is subject.

(3)
The Scheme Creditor has made no prior assignment, sale, participation, grant, conveyance or other transfer of, and has not entered into any other agreement to assign, sell, participate, grant or otherwise transfer, in whole or in part, any portion of the Scheme Creditor's Senior Notes or any interest therein and the Scheme Creditor is the sole beneficial owner and holder of the Scheme Creditor's Senior Notes and has good title thereto, free and clear of all liens, claims, security interests and other encumbrances of any kind.

(4)
The Scheme Creditor is a sophisticated person with respect to the arrangements contemplated by the Noteholder Scheme, has read and fully understood the Explanatory Statement and has adequate information concerning the Senior Notes, and the business and financial condition of the Company and its Affiliates, to make an informed decision regarding the Noteholder Scheme and the entitlements to be received under the Noteholder Scheme in exchange for the rights to be given up under the Noteholder Scheme.

(5)
The Scheme Creditor understands that the entitlements to be received in exchange for the rights to be given up under the Noteholder Scheme have not been and may not be offered or sold within the United States except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.

WE, THE UNDERSIGNED, HEREBY APPOINT:

[            ] THE CHAIRMAN OF THE MEETING OR [            ] THE FOLLOWING INDIVIDUAL*

*Check as appropriate

as our Proxy to act for us at the Scheme Creditors' Meeting to be held on 23 January 2007 commencing at 9.30 a.m. (London time) at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London EC2V 5EH, for the purpose of considering and, if thought fit, approving (with or without modifications) the proposed Scheme of Arrangement and, at such meeting or any adjournment thereof, for and in the name of the undersigned,

TO VOTE FOR THE SAID SCHEME (EITHER WITH OR WITHOUT MODIFICATION, AS OUR PROXY MAY APPROVE) OR AGAINST THE SAID SCHEME, OR AT THE DISCRETION OF THE PROXYHOLDER (OTHER THAN THE CHAIRMAN) AS INDICATED BELOW:

FOR THE SCHEME	AGAINST THE SCHEME	AT DISCRETION
Signature	Signature	Signature

NB: If you are appointing the chairman of the Scheme Creditors' Meeting as your proxy, you must sign in either the "FOR" or "AGAINST" box. If you sign in the box marked "AT DISCRETION", this Form of Proxy will not validly appoint the chairman as your proxy. If you do not sign any box, your vote will not be counted.

IF THE NOTEHOLDER SCHEME IS APPROVED AT THE SCHEME CREDITORS' MEETING AND BECOMES EFFECTIVE WE UNDERSTAND AND AGREE THAT:

(1)
The Senior Notes, including all depositary interests therein, will be cancelled and that book-entry interests in the New Notes and cash amounts payable will be distributed through the Clearing Systems in the ordinary way pursuant to and in accordance with the terms and conditions of the Noteholder Scheme;

(2)
We and our affiliates will waive and release each and every claim that we have or may have against the Company and its directors and officers, the Company's Advisors, the Trustee, the Depositary, the Custodian, the Consenting Noteholders, the Committee and the Committee's Advisors and each of their respective officers, agents, partners, employees, principals and shareholders in connection with any and all Scheme Claims and the Indenture, and that we will undertake that neither we nor any of our affiliates will commence any form of legal proceedings with respect to such matters or seek or be entitled to any award of equitable or monetary relief in any proceedings of any nature brought on behalf of any such person with respect to such matters (other than a proceeding to enforce the terms of the Noteholder Scheme). We will not instruct, finance, encourage or assist any other person or entity (including The Bank of New York as Trustee and The Bank of New York Trust Company (Cayman) Limited, as Depositary) in bringing any proceeding that we or our affiliates would be prohibited from bringing hereunder. We further acknowledge and agree that such undertaking will serve as a complete defence to any action that we or any of our affiliates may bring against any person in whose favour we have granted such waivers and releases, and that the Depositary shall rely on the foregoing in connection with delivering a similar undertaking in its own capacity in connection with the Noteholder Scheme with respect to the aggregate principal amount of Senior Notes voted by this proxy.

(3)
The Bare Trustee is authorised and hereby directed the extent necessary or appropriate to deliver share certificates representing the New Ordinary Shares and Deferred Shares to which we as Scheme Creditor are entitled pursuant to the terms and conditions of the Schemes which shares shall be registered in our name and delivered to us as specified below.

*        *        *

Name of Scheme Creditor (please insert full corporate name as incorporated in the relevant jurisdiction/full name of entity):
Authorised Employee of Scheme
Creditor (if applicable):
Title:
Signature of Scheme Creditor

Address:

Date:
Telephone Number:
Email:
Fax:
Authorised Employee:

TO BE COMPLETED BY THE DIRECT PARTICIPANT (see instruction 3.2):

Clearing System Unique Reference Number:

RETURN ALL PAGES OF THIS FORM THROUGH YOUR CUSTODIAN BANK OR BROKERAGE FIRM, ANY INTERMEDIARY AND THE DIRECT PARTICIPANT, AS APPROPRIATE, TO THE VOTING AGENT AT:

The Bank of New York
One Canada Square
London E14 5AL
Attention: Emma Wilkes
Fax: +44 20 7964 6399
Phone: +44 20 7964 7662

APPENDIX XIII

Luxfer Holdings PLC

ORDINARY NON-MANAGEMENT SHAREHOLDERS' ADMISSION FORM AND PROXY FORM

Ordinary Non-Management Shareholders' Scheme Meeting—admission form
Form of Proxy for use by Ordinary Non-Management Shareholders at the Ordinary
Non-Management Shareholders' Scheme Meeting convened for 10:30 a.m. London time on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP,
City Place House, 55 Basinghall Street, London, EC2V 5EH.

If you will be coming to the Ordinary Non-Management Shareholders' Scheme Meeting, please bring a copy of this form with you. In any event you should retain a copy of this form.

Please read the notes below before filling in this form. Fill in this form using black ink.

Ordinary Shareholder name:
Address:

Luxfer Holdings PLC—Registered Office The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP. Registered Number 3690830. Registered in England and Wales.

No. of 2006 In the High Court of Justice Chancery Division, Companies Court In the Matter of Luxfer Holdings PLC and in the Matter of the Companies Act 1985

By filling in and returning this form, I/We appoint (see note 3 below)

(insert the proxy's name in BLOCK CAPITALS or THE CHAIRMAN OF THE MEETING (in which case leave the line above blank. Do not insert your own name(s).)

as my/our proxy to attend and vote on my/our behalf at the Meeting or any adjourned meeting. The Ordinary Non-Management Shareholders' Scheme Meeting will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 at 10:30 a.m. London time. The meeting is to be held to consider and, if thought fit, to approve (with or without any changes as my/our proxy may approve) the proposed scheme of arrangement referred to in the Explanatory Statement. At the Ordinary Non-Management Shareholders' Scheme Meeting (or any adjourned meeting) my proxy is to vote on my/our behalf for or against the proposed scheme of arrangement (either with or without any changes) as indicated by my signature in the appropriate box below.

Signature (any one of the joint Shareholders may sign):

FOR the said Scheme	AGAINST the said Scheme

Date: 2006

If you are appointing a proxy, in order for your proxy to be appointed validly you must either sign the "FOR" or "AGAINST" box. If you do not sign any box, your proxy will not be validly appointed and will not be permitted to cast a vote on your behalf.

Your proxy may vote or abstain from voting as he or she sees fit in connection with any changes to the Shareholder Scheme or any other business that may properly come before the Ordinary Non-Management Shareholders' Scheme Meeting.

Notes on filling in your Form of Proxy

1
Provided you are an Ordinary Non-Management Shareholder on the Voting Date, you have the right to go to, speak at and vote at the Ordinary Non-Management Shareholders' Scheme Meeting. If you cannot or do not want to go to the meeting, but still want to vote you can appoint someone to go to the meeting and vote instead of you. That person is known as a "proxy." You can use this form to appoint the chairman of the meeting or someone else as your proxy.

2
Your proxy does not have to be an Ordinary Non-Management Shareholder but must attend the Ordinary Non-Management Shareholders' Scheme Meeting in person to represent you. If your proxy is not an Ordinary Non-Management Shareholder, he or she is not entitled to speak at the meeting unless the chairman allows them to speak.

3
If you want to appoint the chairman of the meeting as your proxy, leave the space above blank. If you want to nominate someone other than the chairman as your proxy, give that person's name in the space provided. Your proxy must then go to the meeting to vote on your behalf. If you do not want the chairman to act as your proxy you should cross out the words "or the chairman of the meeting." However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted.

4
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

5
If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed. If you are appointing the proxy for a company, the form must show the company's seal or be signed on its behalf by an officer, attorney or other person duly authorised to sign for the company. Where an officer signs this form, the signatory should state his or her office on the form.

6
Please return this form to:

  The Company Secretary, Linda Seddon. Simply complete the form, take a copy and send the original in the enclosed envelope. For those shareholders who prefer not to use the enclosed envelope, it may be returned (please do not fold) addressed to the Company Secretary, Linda Seddon at the address of the Company's registered office (see above).

  Please do not enclose anything else with your form (except for the authority mentioned in note 5 above where appropriate or except for the Shareholders Notice with the share certificates as enclosures).

  It is requested that proxy forms be lodged with the Company Secretary by 5:00 p.m. on 18 January 2007. If they are not so lodged they may be handed in at the Shareholder registration desk at the meeting prior to the vote being taken. We can accept forms of proxy returned by fax.

7
Entitlement to attend and vote at the meeting or at any adjourned meeting, and the number of votes you can cast, will be determined by reference to the share register at 5:00 p.m. London time on 18 January 2007.

8
If you send a Form of Proxy, you can still go to the meeting and vote.

9
If we receive more than one Form of Proxy from the same Shareholder, we will accept the last one.

10
If you make any alterations on this form, you must put your initials next to them.

11
If you have any questions about how to fill in this form, please call Jonathan Trower or Charles Noel-Johnson at Close Brothers on telephone number 020 7655 3100 between 9.30 a.m. and 5.30 p.m. London time Monday to Friday (excluding public holidays). You will be able to leave a message outside normal working hours or if relevant staff are occupied. Please note that Close Brothers will not be able to give, amongst other things, financial advice or advice on the merits of the Reorganisation.

12
Capitalised items used in this Form of Proxy but not defined have the same meaning given to them in the Explanatory Statement. You are strongly advised to read the Explanatory Statement, and in particular, Appendix II of the Scheme Document before you complete this Form of Proxy. Appendix II contains information on the various options contained in this Form of Proxy. This Form of Proxy is governed by, and shall be construed in accordance with English law.

APPENDIX XIV

Luxfer Holdings PLC

PREFERENCE NON-MANAGEMENT SHAREHOLDERS' ADMISSION FORM AND PROXY FORM

Preference Non-Management Shareholders' Scheme Meeting—admission form
Form of Proxy for use by Preference Non-Management Shareholders at the Preference
Non-Management Shareholders' Scheme Meeting convened for 11:30 a.m. London time on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP,
City Place House, 55 Basinghall Street, London, EC2V 5EH.

If you will be coming to the Preference Non-Management Shareholders' Scheme Meeting, please bring a copy of this form with you. In any event you should retain a copy of this form.

Please read the notes below before filling in this form. Fill in this form using black ink.

Preference Shareholder name:
Address:

Luxfer Holdings PLC—Registered Office The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP. Registered Number 3690830. Registered in England and Wales.

No. of 2006 In the High Court of Justice Chancery Division, Companies Court In the Matter of Luxfer Holdings PLC and in the Matter of the Companies Act 1985

By filling in and returning this form, I/We appoint (see note 3 below)

(insert the proxy's name in BLOCK CAPITALS or THE CHAIRMAN OF THE MEETING (in which case leave the line above blank. Do not insert your own name(s).)

as my/our proxy to attend and vote on my/our behalf at the Meeting or any adjourned meeting. The Preference Non-Management Shareholders' Scheme Meeting will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 at 11:30 a.m. London time. The meeting is to be held to consider and, if thought fit, to approve (with or without any changes as my/our proxy may approve) the proposed scheme of arrangement referred to in the Explanatory Statement. At the Preference Non-Management Shareholders' Scheme Meeting (or any adjourned meeting) my proxy is to vote on my/our behalf for or against the proposed scheme of arrangement (either with or without any changes) as indicated by my signature in the appropriate box below.

Signature (any one of the joint Shareholders may sign):

FOR the said Scheme	AGAINST the said Scheme

Date: 2006

If you are appointing a proxy, in order for your proxy to be appointed validly you must either sign the "FOR" or "AGAINST" box. If you do not sign any box, your proxy will not be validly appointed and will not be permitted to cast a vote on your behalf.

Your proxy may vote or abstain from voting as he or she sees fit in connection with any changes to the Shareholder Scheme or any other business that may properly come before the Preference Non-Management Shareholders' Scheme Meeting.

Notes on filling in your Form of Proxy

1
Provided you are an Preference Non-Management Shareholder on the Voting Date, you have the right to go to, speak at and vote at the Preference Non-Management Shareholders' Scheme Meeting. If you cannot or do not want to go to the meeting, but still want to vote you can appoint someone to go to the meeting and vote instead of you. That person is known as a "proxy." You can use this form to appoint the chairman of the meeting or someone else as your proxy.

2
Your proxy does not have to be an Preference Non-Management Shareholder but must attend the Preference Non-Management Shareholders' Scheme Meeting in person to represent you. If your proxy is not an Preference Non-Management Shareholder, he or she is not entitled to speak at the meeting unless the chairman allows them to speak.

3
If you want to appoint the chairman of the meeting as your proxy, leave the space above blank. If you want to nominate someone other than the chairman as your proxy, give that person's name in the space provided. Your proxy must then go to the meeting to vote on your behalf. If you do not want the chairman to act as your proxy you should cross out the words "or the Chairman of the meeting." However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted.

4
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

5
If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed. If you are appointing the proxy for a company, the form must show the company's seal or be signed on its behalf by an officer, attorney or other person duly authorised to sign for the company. Where an officer signs this form, the signatory should state his or her office on the form.

6
Please return this form to:

  The Company Secretary, Linda Seddon. Simply complete the form, take a copy and send the original in the enclosed envelope. For those shareholders who prefer not to use the enclosed envelope, it may be returned (please do not fold) addressed to the Company Secretary, Linda Seddon at the address of the Company's registered office (see above).

  Please do not enclose anything else with your form (except for the authority mentioned in note 5 above where appropriate or except for the Shareholders Notice with the share certificates as enclosures).

  It is requested that proxy forms be lodged with the Company Secretary by 5:00 p.m. on 18 January 2007. If they are not so lodged they may be handed in at the Shareholder registration desk at the meeting prior to the vote being taken. We can accept forms of proxy returned by fax.

7
Entitlement to attend and vote at the meeting or at any adjourned meeting, and the number of votes you can cast, will be determined by reference to the share register at 5:00 p.m. London time on 18 January 2007.

8
If you send a Form of Proxy, you can still go to the meeting and vote.

9
If we receive more than one Form of Proxy from the same Shareholder, we will accept the last one.

10
If you make any alterations on this form, you must put your initials next to them.

11
If you have any questions about how to fill in this form, please call Jonathan Trower or Charles Noel-Johnson at Close Brothers on telephone number 020 7655 3100 between 9.30 a.m. and 5.30 p.m. London time Monday to Friday (excluding public holidays). You will be able to leave a message outside normal working hours or if relevant staff are occupied. Please note that Close Brothers will not be able to give, amongst other things, financial advice or advice on the merits of the Reorganisation.

12
Capitalised items used in this Form of Proxy but not defined have the same meaning given to them in the Explanatory Statement. You are strongly advised to read the Explanatory Statement, and in particular, Appendix II before you complete this Form of Proxy. Appendix II contains information on the various options contained in this Form of Proxy. This Form of Proxy is governed by, and shall be construed in accordance with English law.

APPENDIX XV

Luxfer Holdings PLC

ORDINARY MANAGEMENT SHAREHOLDERS' ADMISSION FORM AND PROXY FORM

Ordinary Management Shareholders' Scheme Meeting—admission form
Form of Proxy for use by Ordinary Management Shareholders at the Ordinary
Management Shareholders' Scheme Meeting convened for 10:00 a.m. London time on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP,
City Place House, 55 Basinghall Street, London, EC2V 5EH.

If you will be coming to the Ordinary Management Shareholders' Scheme Meeting, please bring a copy of this form with you. In any event you should retain a copy of this form.

Please read the notes below before filling in this form. Fill in this form using black ink.

Ordinary Shareholder name:
Address:

Luxfer Holdings PLC—Registered Office The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP. Registered Number 3690830. Registered in England and Wales.

No. of 2006 In the High Court of Justice Chancery Division, Companies Court In the Matter of Luxfer Holdings PLC and in the Matter of the Companies Act 1985

By filling in and returning this form, I/We appoint (see note 3 below)

(insert the proxy's name in BLOCK CAPITALS or THE CHAIRMAN OF THE MEETING (in which case leave the line above blank. Do not insert your own name(s).)

as my/our proxy to attend and vote on my/our behalf at the Meeting or any adjourned meeting. The Ordinary Management Shareholders' Scheme Meeting will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 at 10:00 a.m. London time. The meeting is to be held to consider and, if thought fit, to approve (with or without any changes as my/our proxy may approve) the proposed scheme of arrangement referred to in the Explanatory Statement. At the Ordinary Management Shareholders' Scheme Meeting (or any adjourned meeting) my proxy is to vote on my/our behalf for or against the proposed scheme of arrangement (either with or without any changes) as indicated by my signature in the appropriate box below.

Signature (any one of the joint Shareholders may sign):

FOR the said Scheme	AGAINST the said Scheme

Date: 2006

If you are appointing a proxy, in order for your proxy to be appointed validly you must either sign the "FOR" or "AGAINST" box. If you do not sign any box, your proxy will not be validly appointed and will not be permitted to cast a vote on your behalf.

Your proxy may vote or abstain from voting as he or she sees fit in connection with any changes to the Shareholder Scheme or any other business that may properly come before the Ordinary Management Shareholders' Scheme Meeting.

Notes on filling in your Form of Proxy

1
Provided you are an Ordinary Management Shareholder on the Voting Date, you have the right to go to, speak at and vote at the Ordinary Management Shareholders' Scheme Meeting. If you cannot or do not want to go to the meeting, but still want to vote you can appoint someone to go to the meeting and vote instead of you. That person is known as a "proxy." You can use this form to appoint the chairman of the meeting or someone else as your proxy.

2
Your proxy does not have to be an Ordinary Management Shareholder but must attend the Ordinary Management Shareholders' Scheme Meeting in person to represent you. If your proxy is not an Ordinary Management Shareholder, he or she is not entitled to speak at the meeting unless the chairman allows them to speak.

3
If you want to appoint the chairman of the meeting as your proxy, leave the space above blank. If you want to nominate someone other than the chairman as your proxy, give that person's name in the space provided. Your proxy must then go to the meeting to vote on your behalf. If you do not want the chairman to act as your proxy you should cross out the words "or the Chairman of the meeting." However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted.

4
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

5
If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed. If you are appointing the proxy for a company, the form must show the company's seal or be signed on its behalf by an officer, attorney or other person duly authorised to sign for the company. Where an officer signs this form, the signatory should state his or her office on the form.

6
Please return this form to:

  The Company Secretary, Linda Seddon. Simply complete the form, take a copy and send the original in the enclosed envelope. For those shareholders who prefer not to use the envelope, it may be returned (please do not fold) addressed to the Company Secretary, Linda Seddon at the address of the Company's registered office (see above).

  Please do not enclose anything else with your form (except for the authority mentioned in note 5 above where appropriate or except for the Shareholders Notice with the share certificates as enclosures).

  It is requested that proxy forms be lodged with the Company Secretary by 5:00 p.m. on 18 January 2007. If they are not so lodged they may be handed in at the Shareholder registration desk at the meeting prior to the vote being taken. We can accept forms of proxy returned by fax.

7
Entitlement to attend and vote at the meeting or at any adjourned meeting, and the number of votes you can cast, will be determined by reference to the share register at 5:00 p.m. London time on 18 January 2007.

8
If you send a Form of Proxy, you can still go to the meeting and vote.

9
If we receive more than one Form of Proxy from the same Shareholder, we will accept the last one.

10
If you make any alterations on this form, you must put your initials next to them.

11
If you have any questions about how to fill in this form, please call Jonathan Trower or Charles Noel-Johnson at Close Brothers on telephone number 020 7655 3100 between 9.30 a.m. and 5.30 p.m. London time Monday to Friday (excluding public holidays). You will be able to leave a message outside normal working hours or if relevant staff are occupied. Please note that Close Brothers will not be able to give, amongst other things, financial advice or advice on the merits of the Reorganisation.

12
Capitalised items used in this Form of Proxy but not defined have the same meaning given to them in the Explanatory Statement. You are strongly advised to read the Explanatory Statement, and in particular, Appendix III before you complete this Form of Proxy. Appendix III contains information on the various options contained in this Form of Proxy. This Form of Proxy is governed by, and shall be construed in accordance with English law.

APPENDIX XVI

Luxfer Holdings PLC

PREFERENCE MANAGEMENT SHAREHOLDERS' ADMISSION FORM AND PROXY FORM

Preference Management Shareholders' Scheme Meeting—admission form
Form of Proxy for use by Preference Management Shareholders at the Preference
Management Shareholders' Scheme Meeting convened for 11:00 a.m. London time on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP,
City Place House, 55 Basinghall Street, London, EC2V 5EH.

If you will be coming to the Preference Management Shareholders' Scheme Meeting, please bring a copy of this form with you. In any event you should retain a copy of this form.

Please read the notes below before filling in this form. Fill in this form using black ink.

Preference Shareholder name:
Address:

Luxfer Holdings PLC—Registered Office The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP. Registered Number 3690830. Registered in England and Wales.

No. of 2006 In the High Court of Justice Chancery Division, Companies Court In the Matter of Luxfer Holdings PLC and in the Matter of the Companies Act 1985

By filling in and returning this form, I/We appoint (see note 3 below)

(insert the proxy's name in BLOCK CAPITALS or THE CHAIRMAN OF THE MEETING (in which case leave the line above blank. Do not insert your own name(s).)

as my/our proxy to attend and vote on my/our behalf at the Meeting or any adjourned meeting. The Preference Management Shareholders' Scheme Meeting will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 at 11:00 a.m. London time. The meeting is to be held to consider and, if thought fit, to approve (with or without any changes as my/our proxy may approve) the proposed scheme of arrangement referred to in the Explanatory Statement. At the Preference Management Shareholders' Scheme Meeting (or any adjourned meeting) my proxy is to vote on my/our behalf for or against the proposed scheme of arrangement (either with or without any changes) as indicated by my signature in the appropriate box below.

Signature (any one of the joint Shareholders may sign):

FOR the said Scheme	AGAINST the said Scheme

Date: 2006

If you are appointing a proxy, in order for your proxy to be appointed validly you must either sign the "FOR" or "AGAINST" box. If you do not sign any box, your proxy will not be validly appointed and will not be permitted to cast a vote on your behalf.

Your proxy may vote or abstain from voting as he or she sees fit in connection with any changes to the Shareholder Scheme or any other business that may properly come before the Preference Management Shareholders' Scheme Meeting.

Notes on filling in your Form of Proxy

1
Provided you are an Preference Management Shareholder on the Voting Date, you have the right to go to, speak at and vote at the Preference Management Shareholders' Scheme Meeting. If you cannot or do not want to go to the meeting, but still want to vote you can appoint someone to go to the meeting and vote instead of you. That person is known as a "proxy." You can use this form to appoint the chairman of the meeting or someone else as your proxy.

2
Your proxy does not have to be an Preference Management Shareholder but must attend the Preference Management Shareholders' Scheme Meeting in person to represent you. If your proxy is not an Preference Management Shareholder, he or she is not entitled to speak at the meeting unless the chairman allows them to speak.

3
If you want to appoint the chairman of the meeting as your proxy, leave the space above blank. If you want to nominate someone other than the chairman as your proxy, give that person's name in the space provided. Your proxy must then go to the meeting to vote on your behalf. If you do not want the chairman to act as your proxy you should cross out the words "or the Chairman of the meeting." However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted.

4
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

5
If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed. If you are appointing the proxy for a company, the form must show the company's seal or be signed on its behalf by an officer, attorney or other person duly authorised to sign for the company. Where an officer signs this form, the signatory should state his or her office on the form.

6
Please return this form to:

  the Company Secretary, Linda Seddon. Simply complete the form, take a copy and send the original in the enclosed envelope. For those shareholders who prefer not to use the enclosed envelope, it may be returned (please do not fold) addressed to the Company Secretary, Linda Seddon at the address of the Company's registered office (see above).

  Please do not enclose anything else with your form (except for the authority mentioned in note 5 above where appropriate or except for the Shareholders Notice with the share certificates as enclosures).

  It is requested that proxy forms be lodged with the Company Secretary by 5:00 p.m. on 18 January 2007. If they are not so lodged they may be handed in at the Shareholder registration desk at the meeting prior to the vote being taken. We can accept forms of proxy returned by fax.

7
Entitlement to attend and vote at the meeting or at any adjourned meeting, and the number of votes you can cast, will be determined by reference to the share register at 5:00 p.m. London time on 18 January 2007.

8
If you send a Form of Proxy, you can still go to the meeting and vote.

9
If we receive more than one Form of Proxy from the same Shareholder, we will accept the last one.

10
If you make any alterations on this form, you must put your initials next to them.

11
If you have any questions about how to fill in this form, please call Jonathan Trower or Charles Noel-Johnson at Close Brothers on telephone number 020 7655 3100 between 9.30 a.m. and 5.30 p.m. London time Monday to Friday (excluding public holidays). You will be able to leave a message outside normal working hours or if relevant staff are occupied. Please note that Close Brothers will not be able to give, amongst other things, financial advice or advice on the merits of the Reorganisation.

12
Capitalised items used in this Form of Proxy but not defined have the same meaning given to them in the Explanatory Statement. You are strongly advised to read the Explanatory Statement, and in particular, Appendix III before you complete this Form of Proxy. Appendix III contains information on the various options contained in this Form of Proxy. This Form of Proxy is governed by, and shall be construed in accordance with English law.

APPENDIX XVII

Luxfer Holdings PLC

EXTRAORDINARY GENERAL MEETING PROXY FORM

EGM Form of Proxy for use by holders of Ordinary Shares at the Extraordinary
General Meeting convened for 12:00 p.m. London time on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP,
City Place House, 55 Basinghall Street, London, EC2V 5EH.

If you will be coming to the Extraordinary General Meeting, please bring a copy of this form with you. In any event you should retain a copy of this form.

Please read the notes below before filling in this form. Fill in this form using black ink.

Ordinary Shareholder name:
Address:

Luxfer Holdings PLC—Registered Office The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP. Registered Number 3690830. Registered in England and Wales.

By filling in and returning this form, I/We appoint (see note 3 below)

(insert the proxy's name in BLOCK CAPITALS or the CHAIRMAN OF THE MEETING (in which case leave the line above blank). Do not insert your own name(s).)

as my/our proxy to attend and vote on my/our behalf at the EGM or any adjourned meeting. The meeting will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 at 12:00 p.m. London time. The meeting is to be held to consider and, if thought fit, to approve (with or without any changes as my/our proxy may approve) the special resolutions and ordinary resolutions proposed in the notice to this meeting. At the EGM (or any adjourned meeting) my proxy is to vote on my/our behalf for or against each resolution (either with or without any changes) as indicated by my signature in the appropriate box below.

Signature (any one of the joint Ordinary Shareholders may sign):

FOR resolution 1	AGAINST resolution 1

FOR resolution 2	AGAINST resolution 2

FOR resolution 3	AGAINST resolution 3

FOR resolution 4	AGAINST resolution 4

FOR resolution 5	AGAINST resolution 5

FOR resolution 6	AGAINST resolution 6

FOR resolution 7	AGAINST resolution 7

Date: 2006

If you are appointing a proxy, in order for your proxy to be appointed validly you must either sign the "FOR" or "AGAINST" box. If you do not sign any box, your proxy will not be validly appointed and will not be permitted to cast a vote on your behalf.

Notes on filling in your EGM Form of Proxy

1
Provided you are a holder of Ordinary Shares on the Voting Date, you have the right to go to, speak at and vote at the EGM. If you cannot or do not want to go to the meeting, but still want to vote you can appoint someone to go to the meeting and vote instead of you. That person is known as a "proxy." You can use this form to appoint the chairman or. someone else as your proxy.

2
Your proxy does not have to be a holder of Ordinary Shares of Luxfer Holdings PLC but must attend the EGM in person to represent you. If your proxy is not a Ordinary Shareholder, he or she is not entitled to speak at the meeting unless the chairman allows them to speak.

3
If you want to appoint the chairman as your proxy, leave the space above blank. If you want to nominate someone other than the chairman as your proxy, give that person's name in the space provided. Your proxy must then go to the meeting to vote on your behalf. If you do not want the chairman to act as your proxy you should cross out the words "or the Chairman of the meeting." However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted.

4
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

5
If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed. If you are appointing the proxy for a company, the form must show the company's seal or be signed on its behalf by an officer, attorney or other person authorised to sign for the company. Where an officer signs this form, the signatory should state his or her office on the form.

6
Please return this form to the Company Secretary, Linda Seddon. Simply complete the form, take a copy and send the original in the enclosed envelope. For those shareholders who prefer not to use the enclosed envelope, it may be returned (please do not fold) addressed to the Company Secretary, Linda Seddon, at the address of the Company's registered office (see above).

7
Please do not enclose anything else with your form (except for the authority mentioned in note 5 above where appropriate). It is requested that proxy forms be lodged with the Company Secretary by 1:00 p.m. on 21 January 2007. If they are not so lodged they may be handed in at the Shareholder registration desk at the meeting prior to the vote being taken. We can accept forms of proxy returned by fax.

8
If you send an EGM Form of Proxy, you can still go to the meeting and vote.

9
If we receive more than one EGM Form of Proxy from the same Ordinary Shareholder, we will accept the last one.

10
If you make any alterations on this form, you must put your initials next to them.

11
If you have any questions about how to fill in this form, please call the Company Secretary on +44 (0)161 911 8840 between 9:30 a.m. and 5:30 p.m. London time (Monday to Friday).

12
Capitalised items used in this EGM Form of Proxy but not defined have the same meaning given to them in the Explanatory Statement. You are strongly advised to read the Explanatory Statement, and in particular, Appendix IV before you complete this EGM Form of Proxy. Appendix IV contains information on the various options contained in the EGM Form of Proxy. This EGM Form of Proxy is governed by, and shall be construed in accordance with English law.

APPENDIX XVIII

Luxfer Holdings PLC

ORDINARY SHAREHOLDERS' CLASS MEETING PROXY FORM

Class Meeting Form of Proxy for use by holders of Ordinary Shares at the Ordinary
Shareholders' Class Meeting convened for 1:00 p.m. London time on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP,
City Place House, 55 Basinghall Street, London, EC2V 5EH.

If you will be coming to the Ordinary Shareholders' Class Meeting, please bring a copy of this form with you. In any event you should retain a copy of this form.

Please read the notes below before filling in this form. Fill in this form using black ink.

Ordinary Shareholder name:
Address:

Luxfer Holdings PLC—Registered Office The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP. Registered Number 3690830. Registered in England and Wales.

By filling in and returning this form, I/We appoint (see note 3 below)

(insert the proxy's name in BLOCK CAPITALS or the CHAIRMAN OF THE MEETING (in which case leave the line above blank). Do not insert your own name(s).)

as my/our proxy to attend and vote on my/our behalf at the Ordinary Shareholders' Class Meeting or any adjourned meeting. The meeting will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 at 1:00 p.m. London time. The meeting is to be held to consider and, if thought fit, to approve (with or without any changes as my/our proxy may approve) the extraordinary resolution proposed in the notice to this meeting. At the Ordinary Shareholders' Class Meeting (or any adjourned meeting) my proxy is to vote on my/our behalf for or against the resolution (either with or without any changes) as indicated by my signature in the appropriate box below.

Signature (any one of the joint Ordinary Shareholders may sign):

FOR resolution 1	AGAINST resolution 1

Date: 2006

If you are appointing a proxy, in order for your proxy to be appointed validly you must either sign the "FOR" or "AGAINST" box. If you do not sign any box, your proxy will not be validly appointed and will not be permitted to cast a vote on your behalf.

Notes on filling in your Class Meeting Form of Proxy

1
Provided you are a holder of Ordinary Shares on the Voting Date, you have the right to go to, speak at and vote at the Ordinary Shareholders' Class Meeting. If you cannot or do not want to go to the meeting, but still want to vote you can appoint someone to go to the meeting and vote instead of you. That person is known as a "proxy." You can use this form to appoint the chairman or someone else as your proxy.

2
Your proxy does not have to be a holder of Ordinary Shares of Luxfer Holdings PLC but must attend the Ordinary Shareholders' Class Meeting in person to represent you. If your proxy is not a Ordinary Shareholder, he or she is not entitled to speak at the meeting unless the chairman allows them to speak.

3
If you want to appoint the chairman as your proxy, leave the space above blank. If you want to nominate someone other than the chairman as your proxy, give that person's name in the space provided. Your proxy must then go to the meeting to vote on your behalf. If you do not want the chairman to act as your proxy you should cross out the words "or the Chairman of the meeting." However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted.

4
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

5
If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed. If you are appointing the proxy for a company, the form must show the company's seal or be signed on its behalf by an officer, attorney or other person authorised to sign for the company. Where an officer signs this form, the signatory should state his or her office on the form.

6
Please return this form to the Company Secretary, Linda Seddon. Simply complete the form, take a copy and send the original in the enclosed envelope. For those shareholders who prefer not to use the enclosed envelope, it may be returned (please do not fold) addressed to the Company Secretary, Linda Seddon, at the address of the Company's registered office (see above).

7
Please do not enclose anything else with your form (except for the authority mentioned in note 5 above where appropriate). It is requested that proxy forms be lodged with the Company Secretary by 1:00 p.m. on 21 January 2007. If they are not so lodged they may be handed in at the Shareholder registration desk at the meeting prior to the vote being taken. We can accept forms of proxy returned by fax.

8
If you send a Class Meeting Form of Proxy, you can still go to the meeting and vote.

9
If we receive more than one Class Meeting Form of Proxy from the same Ordinary Shareholder, we will accept the last one.

10
If you make any alterations on this form, you must put your initials next to them.

11
If you have any questions about how to fill in this form, please call the Company Secretary on +44 (0)161 911 8840 between 9:30 a.m. and 5:30 p.m. London time (Monday to Friday).

12
Capitalised items used in this Class Meeting Form of Proxy but not defined have the same meaning given to them in the Explanatory Statement. You are strongly advised to read the Explanatory Statement, and in particular, Appendix V before you complete this Class Meeting Form of Proxy. Appendix V contains information on the various options contained in the Class Meeting Form of Proxy. This Class Meeting Form of Proxy is governed by, and shall be construed in accordance with English law.

APPENDIX XIX

Luxfer Holdings PLC

PREFERENCE SHAREHOLDERS' CLASS MEETING PROXY FORM

Class Meeting Form of Proxy for use by holders of Preference Shares at the Preference Shareholders' Class Meeting convened for 12:30 p.m. London time on 23 January 2007 at the offices of Cleary Gottlieb Steen & Hamilton LLP,
City Place House, 55 Basinghall Street, London, EC2V 5EH.

If you will be coming to the Preference Shareholders' Class Meeting, please bring a copy of this form with you. In any event you should retain a copy of this form.

Please read the notes below before filling in this form. Fill in this form using black ink.

Preference Shareholder name:
Address:

Luxfer Holdings PLC—Registered Office The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP. Registered Number 3690830. Registered in England and Wales.

By filling in and returning this form, I/We appoint (see note 3 below)

(insert the proxy's name in BLOCK CAPITALS or the CHAIRMAN OF THE MEETING (in which case leave the line above blank). Do not insert your own name(s).)

as my/our proxy to attend and vote on my/our behalf at the Preference Shareholders' Class Meeting or any adjourned meeting. The meeting will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London, EC2V 5EH on 23 January 2007 at 12:30 p.m. London time. The meeting is to be held to consider and, if thought fit, to approve (with or without any changes as my/our proxy may approve) the extraordinary resolution proposed in the notice to this meeting. At the Preference Shareholders' Class Meeting (or any adjourned meeting) my proxy is to vote on my/our behalf for or against the resolution (either with or without any changes) as indicated by my signature in the appropriate box below.

Signature (any one of the joint Preference Shareholders may sign):

FOR resolution 1	AGAINST resolution 1

Date: 2006

If you are appointing a proxy, in order for your proxy to be appointed validly you must either sign the "FOR" or "AGAINST" box. If you do not sign any box, your proxy will not be validly appointed and will not be permitted to cast a vote on your behalf.

Notes on filling in your Class Meeting Form of Proxy

1
Provided you are a holder of Preference Shares on the Voting Date, you have the right to go to, speak at and vote at the Preference Shareholders' Class Meeting. If you cannot or do not want to go to the meeting, but still want to vote you can appoint someone to go to the meeting and vote instead of you. That person is known as a "proxy." You can use this form to appoint the chairman or someone else as your proxy.

2
Your proxy does not have to be a holder of Preference Shares of Luxfer Holdings PLC but must attend the Preference Shareholders' Class Meeting in person to represent you. If your proxy is not a Preference Shareholder, he or she is not entitled to speak at the meeting unless the chairman allows them to speak.

3
If you want to appoint the chairman as your proxy, leave the space above blank. If you want to nominate someone other than the chairman as your proxy, give that person's name in the space provided. Your proxy must then go to the meeting to vote on your behalf. If you do not want the chairman to act as your proxy you should cross out the words "or the Chairman of the meeting." However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted.

4
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

5
If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed. If you are appointing the proxy for a company, the form must show the company's seal or be signed on its behalf by an officer, attorney or other person authorised to sign for the company. Where an officer signs this form, the signatory should state his or her office on the form.

6
Please return this form to the Company Secretary, Linda Seddon. Simply complete the form, take a copy and send the original in the enclosed envelope. For those shareholders who prefer not to use the enclosed envelope, it may be returned (please do not fold) addressed to the Company Secretary, Linda Seddon, at the address of the Company's registered office (see above).

7
Please do not enclose anything else with your form (except for the authority mentioned in note 5 above where appropriate). It is requested that proxy forms be lodged with the Company Secretary by 1:00 p.m. on 21 January 2007. If they are not so lodged they may be handed in at the Shareholder registration desk at the meeting prior to the vote being taken. We can accept forms of proxy returned by fax.

8
If you send a Class Meeting Form of Proxy, you can still go to the meeting and vote.

9
If we receive more than one Class Meeting Form of Proxy from the same Preference Shareholder, we will accept the last one.

10
If you make any alterations on this form, you must put your initials next to them.

11
If you have any questions about how to fill in this form, please call the Company Secretary on +44 (0)161 911 8840 between 9:30 a.m. and 5:30 p.m. London time (Monday to Friday).

12
Capitalised items used in this Class Meeting Form of Proxy but not defined have the same meaning given to them in the Explanatory Statement. You are strongly advised to read the Explanatory Statement, and in particular, Appendix VI before you complete this Class Meeting Form of Proxy. Appendix VI contains information on the various options contained in the Class Meeting Form of Proxy. This Class Meeting Form of Proxy is governed by, and shall be construed in accordance with English law.

APPENDIX XX

DISTRIBUTION NOTICE

This Distribution Notice is to be read in conjunction with the Scheme Document dated 20 December 2006 in connection with reorganisation of the capital of Luxfer Holdings PLC.

Capitalised terms but not otherwise defined herein shall have the meaning set forth in the noteholder scheme (the "Noteholder Scheme") between Luxfer Holdings PLC and the Scheme Creditors (as defined therein) pursuant to section 425 of the Companies Act in the form set out in Part Five of the Scheme Document dated 20 December 2006.

INSTRUCTIONS FOR COMPLETING AND SUBMITTING THIS DISTRIBUTION NOTICE:

1.
FILL IN, EXECUTE AND PLEASE RETURN THE ORIGINAL COPY OF THIS EXECUTED DISTRIBUTION NOTICE TO THE COMPANY AT THE ADDRESS INDICATED BELOW BY HAND, COURIER OR FIRST CLASS MAIL SO AS TO ARRIVE AT THE OFFICES OF THE COMPANY BY 5:00 P.M. LONDON TIME ON THE TERMINATION DATE.

  To
  Luxfer Holdings PLC,
  The Victoria,
  150-182 Harbour City,
  Salford Quays,
  Salford, M50 3SP,
  United Kingdom

  Fax: +44 (0) 161 011 8855

  Phone: +44 (0) 161 911 8840
  For the attention of: Linda Seddon, Company Secretary
  Reference: Linda Frances Seddon

2.
FAXED DISTRIBUTION NOTICES ARE ACCEPTABLE PROVIDED THE ORIGINAL DISTRIBUTION NOTICES ARE MAILED SO AS TO BE RECEIVED BY THE COMPANY NO LATER THAN THE TERMINATION DATE ALTHOUGH IF NOT SO RECEIVED, DULY COMPLETED OR EXECUTED, SCHEME CREDITORS MAY BE ALLOWED THEIR AGREED SHARE ENTITLEMENTS BY THE COMPANY, AT ITS SOLE DISCRETION, IF THE SCHEME CREDITOR ON OR BEFORE THE TERMINATION DATE PROVIDES EVIDENCE OF BENEFICIAL OWNERSHIP IN THE SENIOR NOTES AS OF THE RECORD DATE, AS DETERMINED IN THE SOLE DISCRETION OF THE COMPANY.

3.
WHERE A SCHEME CREDITOR HAS NOT RETURNED A DISTRIBUTION NOTICE ON OR BEFORE THE TERMINATION DATE, THE COMPANY WILL BE UNDER NO OBLIGATION TO CONSIDER WHETHER AND THE EXTENT TO WHICH IT HAS A SHARE ENTITLEMENT AND THE COMPANY AND THE BARE TRUSTEE WILL BE UNDER NO OBLIGATION TO DISTRIBUTE ANY NEW ORDINARY SHARES OR DEFERRED SHARES TO SUCH SCHEME CREDITOR.

4.
THE COMPANY MAY REJECT A DISTRIBUTION NOTICE IN WHOLE OR IN PART IF IT IS NOT CORRECTLY COMPLETED AND SIGNED OR IS INVALID FOR ANY REASON UNDER ANY APPLICABLE LAW, OR IF THE CLAIMANT HAS NOT SATISFIED THE COMPANY THAT IT IS A SCHEME CREDITOR. ANY SCHEME CLAIM IN RESPECT OF WHICH A DISTRIBUTION NOTICE HAS BEEN REJECTED WILL, UNTIL IT HAS BECOME AN AGREED SHARE ENTITLEMENT, BE A DISPUTED SHARE ENTITLEMENT. A PERSON WITH A DISPUTED SHARE ENTITLEMENT WILL NOT BECOME ENTITLED TO NEW ORDINARY SHARES OR DEFERRED SHARES IN ACCORDANCE WITH THE NOTEHOLDER SCHEME, UNLESS PRIOR TO THE TERMINATION DATE ITS SCHEME CLAIM BECOMES AN AGREED SHARE ENTITLEMENT.

5.
THE TERMS AND CONDITIONS IN RELATION TO THIS DISTRIBUTION WILL BE GOVERNED BY THE TERMS SET OUT IN THE NOTEHOLDER SCHEME AND THE SCHEME DOCUMENT DATED 20 DECEMBER 2006.

6.
ON THE TERMINATION DATE OR AS SOON AS PRACTICABLE THEREAFTER, ANY NEW ORDINARY SHARES AND DEFERRED SHARES REMAINING WITH THE BARE TRUSTEE AND NOT ATTRIBUTABLE TO ANY AGREED SHARE ENTITLEMENT OR THE SUBJECT OF ANY OUTSTANDING BUT UNRESOLVED SCHEME CLAIM (WHICH CLAIM CAN BE DETERMINED BY THE COMPANY IN ITS SOLE DISCRETION), SHALL BE TRANSFERRED TO A TRUST VEHICLE NOMINATED OR SET UP BY THE COMPANY.

DISTRIBUTION NOTICE

To
Luxfer Holdings PLC,
The Victoria,
150-182 Harbour City,
Salford Quays,
Salford, M50 3SP,
United Kingdom

For the attention of: Linda Seddon, Company Secretary
Reference: Linda Frances Seddon

[DATE]

We hereby declare and represent that as at 6:30 p.m. (London time) on 5 February 2007 (the "RECORD DATE"), we (the undersigned) were the Scheme Creditors of the following Senior Notes:

PRINCIPAL AMOUNT OF SENIOR NOTES	£

The Senior Notes referred to above were held through an account at                                                   (name of customer bank or brokerage firm through which the Senior Notes were held on the Record Date and relevant account details).

We direct our custodian bank or brokerage firm, any Intermediary, the Direct Participant through which we held our interest and the relevant Clearing System to confirm to the Company that we held the above Senior Notes through them as at the Record Date in accordance with the standard practices and procedures of such Clearing System. We understand that this information may be conveyed and relied on by the Company, the Bare Trustee and their respective representatives and agents.

For the purpose of the above paragraph, we agree that:

"Direct Participant" means a person, such as a bank or brokerage firm, with a participant account with Euroclear or Clearstream and recorded in the books of the relevant Clearing System as a holder of an interest in the Senior Notes on the Record Date in the form of a book-entry interest in a depositary interest in such Senior Notes.

"Intermediary" means a person such as a stockbroker, an investment manager or nominee company that held an interest in the Senior Notes on our behalf on the Record Date and who was not a Direct Participant in respect of that interest.

REPRESENTATIONS AND UNDERTAKINGS

We represent and agree as follows:

(1)
If a body corporate, the Scheme Creditor is duly organised, validly existing, and in good standing under the laws of the jurisdiction of its organisation and has full power and authority, and has taken all action necessary, to execute and deliver this Distribution Notice on its behalf and any documents contemplated herein on its own behalf and on behalf of the Depositary. Such power has not been granted or assigned to any other person.

(2)
The execution and delivery of this Distribution Notice and the fulfilment of the obligations in connection with the Noteholder Scheme do not and will not: (a) violate any law or regulation of the jurisdiction under which it exists; (b) violate any other law or regulation applicable to it; or (c) constitute a breach or default of any provision of any document under which, if a body corporate, the Scheme Creditor is organised, or any other agreement to which it is a signatory or by which it is bound, or to which any of its assets is subject.

(3)
The Scheme Creditor had made no assignment, sale, participation, grant, conveyance or other transfer of, and had not entered into any other agreement to assign, sell, participate, grant or otherwise transfer, in whole or in part, any portion of the Scheme Creditor's Senior Notes or any interest therein on or after the Record Date and the Scheme Creditor was the sole beneficial owner and holder of the Scheme Creditor's Senior Notes and had good title thereto on the Record Date, free and clear of all liens, claims, security interests and other encumbrances of any kind. By appending its signature to this

  Distribution Notice, the Scheme Creditor represents and warrants to the Trustee that, as at the Record Date, it was the beneficial owner of the Senior Notes to which its Scheme Claim relates and that, as at the date thereof, it had not assigned or transferred or otherwise disposed of, or agreed to or purported to assign, transfer or otherwise dispose of, all or any part of its interest in the Senior Notes to which its Scheme Claim relates.

(4)
The Scheme Creditor is a sophisticated person with respect to the arrangements contemplated by the Noteholder Scheme and this Distribution Notice.

(5)
The Scheme Creditor understands that the entitlements to be received in exchange for the rights given up under the Noteholder Scheme have not been and may not be offered or sold within the United States except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.

WE UNDERSTAND AND AGREE THAT:

1.
The Senior Notes, including all depositary interests therein, have been cancelled and that book-entry interests in the New Notes and Interest Payment have been distributed through the Clearing Systems in the ordinary way pursuant to and in accordance with the terms and conditions of the Noteholder Scheme and as Scheme Creditor on the Record Date, we have received New Notes and our pro rata portion of the Interest Payment soon after the Effective Time; and

2.
The Company is hereby authorised and directed to deliver share certificates representing the New Ordinary Shares and Deferred Shares to which we as Scheme Creditor as of the Record Date are entitled pursuant to the terms and conditions of the Noteholder Scheme which shares shall be registered in our name and delivered to us as specified below:

Name of Scheme Creditor (if appropriate please insert full corporate name as incorporated in the relevant jurisdiction / full name of entity):
Authorised Employee of Beneficial Owner (if applicable):
Title:
Details of Bank Account into which dividends (if any) and interest on such dividends (if any) in respect of the shares distributable to us pursuant to this Distribution Notice should be deposited:
Signature of Scheme Creditor
Address:

Date:
Telephone Number:
Email:
Fax:
Authorised Employee:

  This Distribution Notice will be governed by English law.

Yours sincerely,

[Name of Scheme Creditor]

By:
 (Authorised Signatory)

APPENDIX XXI

SHAREHOLDER NOTICE

To
Luxfer Holdings PLC,
The Victoria,
150-182 Harbour City,
Salford Quays,
Salford, M50 3SP,
United Kingdom

For the attention of: Linda Seddon, Company Secretary
Reference: Linda Frances Seddon

Date [                ]

This Shareholder Notice is to be read in conjunction with the Scheme Document dated 20 December 2006 in connection with reorganisation of the capital of Luxfer Holdings PLC.

1.        FOR MANAGEMENT AND NON- MANAGEMENT SHAREHOLDERS:

I/We hereby enclose the original share certificate(s) of title relating to [    ] Ordinary Shares of £0.6487 each in the share capital of the Company and [    ] Preference Shares of £0.6487 each in the share capital of the Company registered in the name of [                        ].

OR

The original share certificate(s) of title relating to [      ] Ordinary Shares of £0.6487 each in the share capital of the Company and [      ] Preference Shares of £0.6487 each in the share capital of the Company registered in the name of [                                ] is/are lost or has/have been destroyed. Accordingly, I/we enclose a bank guarantee in relation to the lost/destroyed share certificates (or, alternatively, I/we enclose a deed of indemnity duly executed as a deed in favour of the Company in the form attached to this Shareholder Notice, provided, however, that I recognise and acknowledge that such indemnity may be accepted in lieu of a bank guarantee by the Company Secretary in her sole discretion).

2.        FOR NON-MANAGEMENT SHAREHOLDERS ONLY:

I/We give below the details of my/our bank account into which my/our share of the Cash Proceeds should be transferred:

(a)
Correspondent Bank

  SWIFT Code

(b)
Beneficiary Bank

  SWIFT Code/Sort Code

(c)
Account Name

(d)
Account Number

(e)
Ref.

  Amount: (in words)
  Currency: GB Pounds

Yours sincerely,

Name of Shareholder

By:

(Authorised Signatory)

FORM OF DEED OF INDEMNITY

To: The Company Secretary
Luxfer Holdings PLC,
The Victoria,
150-182 Harbour City,
Salford Quays, Salford, M50 3SP,
United Kingdom

[Date]

Lost / destroyed share certificate(s) for shares in Luxfer Holdings PLC (the "Company")

The original share certificate(s) of title relating to [    ] Ordinary Shares of £0.6487 each in the share capital of the Company and [    ] Preference Shares of £0.6487 each in the share capital of the Company registered in the name of [                        ] has/have been lost or destroyed.

I/We represent and undertake to the Company that I/we am/are the sole legal and beneficial owner(s) of the shares represented by such certificate(s) and that neither the shares nor the share certificate(s) have been transferred, charged, pledged, lent or deposited or dealt with in any manner affecting my/our sole legal or beneficial ownership of and absolute title to such shares and that I/we am/are the person named in the said share certificate(s) and am/are entitled to be on the register in respect of such shares.

I/We request the Company Secretary and the Directors of the Company to issue a duplicate share certificate(s) of title for such shares (or any securities resulting upon conversion of such shares) and in consideration of the issue of such share certificate(s) I/we undertake to indemnify and hold harmless the Company from and against all claims, demands, costs, losses and expenses which may be made against or suffered by the Company in consequence of the Company Secretary / Directors complying with this request or the Company permitting at any time hereafter a transfer of such shares, or any part of them, without the production of the original certificate(s).

I/We undertake to deliver to the Company for cancellation the original certificate(s) should the same ever be recovered.

IN WITNESS whereof this Indemnity has been executed as a deed on the date and year first above written.

IF SIGNATORY IS AN ENGLISH CORPORATION:

SIGNED as a DEED by	)
acting by	)	Signature of Director
a Director and	)
a Director/the Secretary	)
Signature of Director/Secretary
IF SIGNATORY IS AN ENGLISH LIMITED PARTNERSHIP:
EXECUTED as a DEED by	)
	)	Signature of Director
acting by its general Partner	)
Signature of Witness:
Name (print):
Address:

IF SIGNATORY IS A FOREIGN (NON-UK) CORPORATION:
SIGNED by	)
on behalf of	)
and thereby executed by it as a DEED	)

Signature of attorney/ authorised signatory
Address of foreign corporation:

IF SIGNATORY IS A FOREIGN (NON-UK) ENTITY WHICH IS NOT A FOREIGN CORPORATION:
SIGNED by	)
on behalf of	)
and thereby executed by it as a DEED	)
Signature of attorney/ authorised signatory
Address of foreign entity:

IF SIGNATORY IS AN INDIVIDUAL (UK OR NON-UK):
SIGNED AS A DEED	)
by	)
in the presence of:	)
Signature of Individual
Address of Individual:

Witness Signature
Witness Name
Witness Address
Witness Occupation

SCHEDULE 1

FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements of Luxfer Holdings PLC as of and for the year ended 31 December 2005 and as of and for the year ended 31 December 2004
Report of Independent Auditors	F-2
Consolidated Income Statement for the years ended 31 December 2004 and 2005	F-4
Consolidated Statement of Recognised Income and Expense for the years ended 31 December 2004 and 2005	F-5
Consolidated Balance Sheets as of 31 December 2004 and 2005	F-6
Consolidated Cash Flow Statements for the years ended 31 December 2004 and 2005	F-7
Notes to the Consolidated Financial Statements	F-8
Extract of the Unaudited Condensed Consolidated Financial Statements of Luxfer Holdings PLC as of and for the nine months ended 30 September 2006
Explanatory Statement	F-51
Unaudited Consolidated Income Statement	F-52
Unaudited Consolidated Statement of Recognised Income and Expense for the nine months ended 30 September 2006	F-53
Unaudited Consolidated Balance Sheet	F-54
Unaudited Consolidated Cash Flow Statement	F-55
Notes to the Unaudited Interim Financial Statements	F-56
Extract from the Annual Report of Luxfer Holdings PLC for the Financial Year ended 31 December 2005
Explanatory Statement	F-57
Company Balance Sheet	F-58
Notes to the Company Financial Statements	F-59

LUXFER HOLDINGS PLC

REPORT OF INDEPENDENT AUDITORS

To:	The Board of Directors Luxfer Holdings PLC

We have audited the Group financial statements of Luxfer Holdings PLC for each of the years ended 31 December 2004 and 2005 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related Notes 1 to 32. These group financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to it in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The directors are responsible for preparing the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. In preparing those financial statements, the directors are required to: select suitable accounting policies and then apply them consistently; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and provide additional disclosures when compliance with the specific requirements in IFRSs as adopted by the European Union is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and state that the company has complied with IFRSs as adopted by the European Union, subject to any material departures disclosed and explained in the Group financial statements. The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and of the Group and enable them to ensure that the Group financial statements comply with Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Our responsibility is to audit the Group financial statements in accordance with International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation.

We read other information contained in the Report to Senior Note Holders and consider whether it is consistent with the audited group financial statements. The other information comprises only the Information on the Company and Operating and Financial Review and Prospects. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion the Group financial statements:

•
give a true and fair view, in accordance with IFRSs as adopted by the European Union of the state of the Group's affairs as at 31 December 2004 and 2005 and of its losses for each of the years then ended; and

•
have been properly prepared in accordance with Article 4 of the IAS Regulation.

Ernst & Young LLP
Manchester

26 April 2006

LUXFER HOLDINGS PLC

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December
	Notes	2004	2005
		(£ million)
Continuing operations
Revenue	2	226.8	232.7
Cost of sales		(183.7)	(188.2)

Gross profit		43.1	44.5
Other income		0.2	0.5
Distribution costs		(5.7)	(6.4)
Administrative expenses		(23.6)	(23.8)

Trading profit		14.0	14.8
Operating exceptional items	4	(1.4)	1.6

Operating profit	3	12.6	16.4
Profit on disposal of property, plant and equipment		1.8	—

Profit on operations before interest and tax		14.4	16.4
Finance income	7	0.1	0.1
Finance costs:
Interest costs	8	(14.2)	(14.5)
Preference share dividend	8	—	(5.2)

(Loss)/profit on operations before taxation		0.3	(3.2)
Tax expense	9	(3.7)	(3.2)

Loss for the financial year on continuing activities		(3.4)	(6.4)
Loss for the year from discontinued activities	6	(0.2)	(0.2)

Loss for the year		(3.6)	(6.6)

Attributable to:
—Equity shareholders		(8.5)	(6.6)
—Preference shareholders		4.9	—
—Minority shareholders		—	—

		(3.6)	(6.6)

(1)
A summary of the significant adjustments to loss for the financial year that would be required if United States generally accepted accounting principles were applied instead of those generally accepted Internationally is set out in Note 32 of Notes to the Consolidated Financial Statements.

The Notes to the Consolidated Financial Statements are an integral part of these
Consolidated Financial Statements

LUXFER HOLDINGS PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

		Year ended 31 December
	Notes	2004	2005
		(£ million)
Income and expense recognised directly in equity
Exchange differences on translation of foreign operations		(1.8)	3.3
Actuarial gains on defined benefit pension scheme		0.3	1.8
Tax on items taken directly to equity		(0.1)	(0.5)

Net income/(expense) recognised directly in equity		(1.6)	4.6
Transfers to income statement on cash flow hedges		—	(0.2)

Net income/(expense) recognised in equity		(1.6)	4.4
Loss for the period		(3.6)	(6.6)

Total recognised income and expense		(5.2)	(2.2)

Attributed to:
Equity shareholders		(10.1)	(2.2)
Preference shareholders		4.9	—
Minority interests		—	—

Effects of changes in accounting policy:		(5.2)	(2.2)

Net gain on hedges on first-time application of IAS 39		—	1.0

(1)
The consolidated statement of comprehensive income required under United States generally accepted accounting principles is set out in Note 32 of Notes to the Consolidated Financial Statements.

The Notes to the Consolidated Financial Statements are an integral part of these
Consolidated Financial Statements

LUXFER HOLDINGS PLC

CONSOLIDATED BALANCE SHEETS

		At 31 December
	Notes	2004	2005
		(£ million)
Assets
Non-current assets
Property, plant and equipment	10	67.1	67.8
Intangible assets	11	23.8	23.8
Investments	13	0.1	0.1
Deferred tax assets	21	7.4	5.5
Other non-current assets	22	2.1	2.1

		100.5	99.3

Current assets
Inventories	14	34.9	35.7
Trade and other receivables	15	29.1	32.2
Income tax receivable		0.4	1.1
Cash and short term deposits	16	6.9	5.9

		71.3	74.9

Total Assets		171.8	174.2

Equity and Liabilities
Capital and reserves attributable to the Group's equity holders
Ordinary share capital	17	0.9	0.9
Retained earnings	18	68.8	63.5
Translation reserve	18	(0.8)	2.5
Hedging reserve	18	—	0.8
Merger reserve	18	(207.5)	(207.5)

Ordinary shareholders' equity		(138.6)	(139.8)
Preference shareholders' funds	17	102.9	—

Equity attributable to the equity holders of the parent		(35.7)	(139.8)
Minority interests	28	0.8	0.8

Total equity		(34.9)	(139.0)

Non-current liabilities
Senior loan notes due 2009	19	129.5	129.9
Retirement benefits	26	28.1	21.9
Preference shares	17	—	108.1
Provisions	20	3.0	2.0
Deferred tax liabilities	21	1.2	0.3
Other long-term liabilities	22	2.2	2.1

		164.0	264.3

Current liabilities
Bank loans and overdrafts	19	4.5	11.7
Trade and other payables	23	36.4	34.1
Obligations under finance leases	19	0.1	—
Current income tax liabilities		0.2	0.1
Provisions	20	1.5	3.0

		42.7	48.9

Total liabilities		206.7	313.2

Total Equity and Liabilities		171.8	174.2

The Notes to the Consolidated Financial Statements are an integral part of these
Consolidated Financial Statements

LUXFER HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENTS

		At 31 December
	Notes	2004	2005
		(£ million)
Cash flows from operating activities
Operating profit		12.6	16.4
Less: loss from discontinued activities		(0.2)	(0.2)
Adjustments for:
Depreciation and amortisation		8.0	8.0
(Increase)/decrease in inventories		(3.9)	1.1
Decrease/(increase) in receivables		1.7	(0.8)
Increase/(decrease) in payables		0.2	(3.9)
Decrease in retirement benefits		(1.6)	(5.2)
Decrease in provisions		(2.5)	(0.4)
Income tax paid		(3.5)	(3.1)

Net cash flows from operating activities		10.8	12.7
Cash flows from investing activities
Interest received		0.1	0.1
Purchases of property, plant and equipment		(8.4)	(6.9)
Proceeds on disposal of property, plant and equipment		4.3	0.1
Purchase of intangible assets		—	(0.1)
Acquisition of subsidiary		(0.1)	—

Net cash used in investing activities		(4.1)	(6.8)
Financing activities
Interest paid		(13.7)	(14.1)
Minority dividends paid		(0.1)	—
Draw down of revolving credit facilities		7.0	15.0
Repayments of revolving credit facilities		(2.5)	(7.8)
Repayments of obligations under finance leases		(0.3)	(0.1)

Net cash from financing activities		(9.6)	(7.0)

Net decrease in cash and cash equivalents		(2.9)	(1.1)

Net decrease in cash and cash equivalents		(2.9)	(1.1)
Net foreign exchange difference		(0.1)	0.1
Cash and cash equivalents at 1 January	16	9.9	6.9

Cash and cash equivalents at 31 December	16	6.9	5.9

The Notes to the Consolidated Financial Statements are an integral part of these
Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Accounting Policies

Basis of preparation and consolidation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in Note 31.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, which have been measured at fair value.

The accounting policies which follow set out those polices which apply in preparing the financial statements for the year ended 31 December 2005. Where the Group have applied different policies for part of the period since its transition to IFRS on 1 January 2004, this is explained in Note 31.

The consolidated financial statements comprise the financial statements of Luxfer Holdings PLC and its subsidiaries as at 31 December each year. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All inter-company balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Business combinations and Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. At the acquisition date, any goodwill acquired is allocated against the units expected to benefit from the synergies of the acquisition. Impairment is determined by assessing the recoverable amount of the unit to which the goodwill relates. Where the recoverable amount of the unit is less than the carrying amount of goodwill, an impairment loss is recognised. On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date.

Patents

Patents and trademarks are measured initially at purchase cost and are amortised on a straight-line basis over their estimated useful lives. The carrying values are reviewed for impairment in periods if events or changes in circumstances indicate that their carrying amount may not be recoverable. Reviews are made annually of the estimated remaining lives and residual values of the patents and trademarks.

Revenue

Revenue excludes inter-company sales and value added tax and represents net invoice value less estimated rebates, returns and settlement discounts. Revenue is recognised on the sale of goods and services when the significant risks and rewards of ownership of those goods and services have been transferred to a third party.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Depreciation is initially calculated on a straight-line basis over the estimated useful life of the asset as follows:

Freehold buildings	3% - 10%
Leasehold land and buildings	The lesser of life of lease or freehold rate
Plant and equipment	4% - 30%

Freehold land is not depreciated.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognised in the income statement as part of the profit or loss before tax and interest.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Raw materials are valued on a first-in, first-out basis. Work in progress and finished goods cost comprise direct materials and, where applicable, direct labour costs and those costs that have been incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Income tax

Deferred income tax is the future corporation tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred income tax liabilities are generally recognised for all taxable temporary differences. Deferred income tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred income tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred income tax is calculated at the tax rate that is expected to apply in the period when the liability is settled or the asset is realised based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred income tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred income tax is also dealt with in equity.

Research and development

Research expenditure is written off as incurred. Internal development expenditure is charged to income in the year it is incurred unless it meets the recognition criteria of IAS 38 "Intangible Assets". Where the recognition criteria are met, intangible assets are capitalised and amortised over their useful economic lives from product launch. Intangible assets relating to products in development are subject to impairment testing at each balance sheet date or earlier upon indication of impairment.

Foreign currencies

The functional and presentation currency of Luxfer Holdings PLC and its UK subsidiaries is pounds sterling. Transactions in currencies other than pounds sterling are initially recorded in the functional currency at the rate of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. All differences are taken to the consolidated income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the consolidated income statement. Tax charges and credits attributable to exchange differences on those borrowing are also dealt with in equity.

On consolidation, the assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences that arise, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or an expense in the period in which the operation is disposed of.

Leases

Finance leases, which transfer to the Group substantially all the risk and benefits incidental to ownership of the leased item, are capitalised as a fixed asset at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

The capital element of the leasing commitment is shown as obligations under finance leases. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Retirement benefit costs

In respect of defined benefit plans, obligations are measured at discounted present value whilst plan assets are recorded at fair value. The cost of providing benefits is determined using the Projected Unit Method, with actuarial valuations being carried out at each balance sheet date. The charge to the income statement is based on an actuarial calculation of the Group's portion of the annual expected costs of the benefit plans, based on a series of actuarial assumptions which include an estimate of the regular service costs, the liability discount rate and the expected return on assets.

When a settlement or curtailment occurs the obligation and related plan assets are re-measured using current actuarial assumptions and the resultant gain or loss recognised in the income statement in the period in which the settlement or curtailment occurs.

Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Payments to defined contribution schemes are charged as an expense as they fall due.

Government grants

Government grants relating to property, plant and equipment are treated as deferred income and released to the income statement over the expected useful lives of the assets concerned.

Discontinued operations

Discontinued operations are those operations that represent a separately identifiable major line of business that has been disposed of, or is classified as held for sale.

For those operations classified as discontinued, the post-tax profit or loss is disclosed separately on the face of the income statement. The cash flows associated with the discontinued operations are also disclosed.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that a transfer of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity date of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Financial assets and liabilities

Adoption of IAS 32 and IAS 39 on 1 January 2005

The group adopted IAS 32 and IAS 39 on 1 January 2005, without any restatement to the financial statements of the year ended 31 December 2004. The impact on the date of adoption was to recognise preference shares as a £102.9 million financial liability rather than as part of shareholders' funds, (see note 17) and to recognise £1.0 million in an equity reserve account being the fair value of derivative financial instruments qualifying as effective cash flow hedges (see note 18)

Trade and other receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Interest bearing loans and borrowings

All loans and borrowing are initially recorded at fair value net of issue costs associated with the borrowing.

Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an amortised cost basis and charged to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Derivative financial instruments

The Group uses derivative financial instruments such as foreign currency contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

Hedges are classified as cash flow hedges when they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecast transaction.

In relation to cash flow hedges to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in net profit or loss.

Commodity contracts

Aluminium LME future contracts are used to hedge the future cost of primary aluminium. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in net profit or loss. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss.

Capital instruments

Capital instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Capital instruments are all instruments that are issued by the Group as a means of raising finance, including shares, debentures, debt instruments and options and warrants that give the holder the right to subscribe for or obtain capital instruments. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. All equity instruments are included in shareholders' funds. Other instruments are classified as financial liabilities if they contain a contractual obligation to transfer economic benefits. The finance costs incurred in respect of a capital instrument, other than equity shares, are charged to the income statement over the term of the instrument at a constant percentage rate to the carrying value.

In accordance with IAS 32, preference shares have been reclassified as financial liabilities during the year.

New standards and interpretations not applied

During the year, the IASB and OFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements.

International Accounting Standards	Effective date
IFRS 1	Amendment—IFRS1 and IFRS 6
IFRS 7	1 January 2006 New standard—Financial Instruments: Disclosure
IAS 1	1 January 2007 Amendment—Capital Disclosures
IAS 19	1 January 2007 Amendment—Actuarial Gains and Losses, Group Plans and Disclosures
IAS 39	1 January 2006 Amendment—The Fair Value option; Cash Flow Hedge Accounting;
1 January 2006 Financial Guarantee Contracts
International Financial Reporting Interpretations committee (IFRIC)
IFRIC 4	1 January 2006 Determining Whether an Arrangement Contains a Lease
IFRIC 7	1 January 2006 Rights to Interests Arising from Decommissioning, Restoration and Environment Rehabilitation Funds incorporating an amendment to IAS 39

The Directors do not anticipate that the adoption of these standards and interpretations will have a material effect on the Group's financial statements in the period of initial application.

2.    Revenue

 These tables set out information on a world wide basis for each of the Group's industry segments. All inter-segment sales are made on an arms length basis.

BUSINESS SEGMENTS

Continuing operations

	Year ended 31 December 2005
	Gas Cylinders	Elektron	Speciality Aluminium	Unallocated	Total
	(£ million)
Revenue
Sales to external customers	117.4	102.4	13.1	—	232.9
Inter-segment sales	—	—	(0.2)	—	(0.2)

Segment revenue	117.4	102.4	12.9	—	232.7

Result
Trading profit	7.8	6.9	0.1	—	14.8
Exceptional items	1.6	—	—	—	1.6

Operating profit	9.4	6.9	0.1	—	16.4
Profit on disposal of property, plant and equipment	—	—	—	—	—

Profit from continuing operations before tax and Finance costs	9.4	6.9	0.1	—	16.4

Net finance costs					(19.6)

Loss before income tax					(3.2)
Tax expense					(3.2)

Net loss for the year					(6.4)

Other segment information
Segment assets	70.5	81.2	7.6	14.9	174.2
Segment liabilities	20.8	19.5	2.9	270.0	313.2
Capital expenditure: Property, plant and equipment	2.8	3.4	0.5	—	6.7
Capital expenditure: Intangible assets	0.1	—	—	—	0.1
Depreciation and amortisation	3.0	4.8	0.2	—	8.0

	Year ended 31 December 2004
	Gas Cylinders	Elektron	Speciality Aluminium	Unallocated	Total
	(£ million)
Revenue
Sales to external customers	110.5	99.2	17.3	—	227.0
Inter-segment sales	—	—	(0.2)	—	(0.2)

Segment revenue	110.5	99.2	17.1	—	226.8

Result
Trading profit	8.2	7.2	(1.4)	—	14.0
Exceptional items	(0.3)	(0.6)	(0.5)	—	(1.4)

Operating profit	7.9	6.6	(1.9)	—	12.6
Profit on disposal of property, plant and equipment	1.8	—	—	—	1.8

Profit from continuing operations before tax and Finance costs	9.7	6.6	(1.9)	—	14.4

Net finance costs					(14.1)

Profit before income tax					0.3
Tax expense					(3.7)

Net loss for the year					(3.4)

Other segment information
Segment assets	66.0	81.9	7.5	16.4	171.8
Segment liabilities	22.4	21.0	3.5	159.8	206.7
Capital expenditure: Property, plant and equipment	3.6	4.7	0.5	—	8.8
Depreciation and amortisation	3.1	4.7	0.2	—	8.0

GEOGRAPHICAL ORIGIN

Continuing operations

	Year ended 31 December 2005
	UK	Rest of Europe	Americas	Australasia	Asia	Unallocated	Total
	(£ million)
Revenue
Total sales	90.6	30.8	124.2	0.5	2.4	—	248.5
Inter-segment sales	(9.5)	(0.1)	(6.1)	(0.1)	—	—	(15.8)

Segment revenue	81.1	30.7	118.1	0.4	2.4	—	232.7

Result
Trading profit	4.7	0.3	10.0	(0.1)	(0.1)	—	14.8
Less: Exceptional items	(0.3)	(0.3)	2.2	—	—	—	1.6

Operating profit	4.4	—	12.2	(0.1)	(0.1)	—	16.4

Other segment information
Segment assets	50.8	36.8	70.6	0.1	1.0	14.9	174.2
Capital expenditure: Property, plant and equipment	2.7	2.4	1.6	—	—	—	6.7
Capital expenditure: Intangible assets	0.1	—	—	—	—	—	0.1

	Year ended 31 December 2004
	UK	Rest of Europe	Americas	Australasia	Asia	Unallocated	Total
	(£ million)
Revenue
Total sales	89.9	31.1	115.1	6.6	1.6	—	244.3
Inter-segment sales	(10.4)	—	(5.4)	(1.7)	—	—	(17.5)

Segment revenue	79.5	31.1	109.7	4.9	1.6	—	226.8

Result
Trading profit	2.2	1.7	9.9	0.1	0.1	—	14.0
Less: Exceptional items	(0.5)	(0.1)	(0.6)	(0.2)	—	—	(1.4)

Operating profit	1.7	1.6	9.3	(0.1)	0.1	—	12.6

Other segment information
Segment assets	51.0	36.5	66.8	0.9	0.7	15.9	171.8
Capital expenditure: Property, plant and equipment	3.5	1.8	3.5	—	—	—	8.8

GEOGRAPHICAL DESTINATION

	For continuing operations
	UK	Rest of Europe	Africa	Americas	Asia	Australasia	Total
	(£ million)
Revenue
Year ended 31 December 2005	34.2	67.3	3.9	105.2	17.9	4.2	232.7
Year ended 31 December 2004	34.9	67.8	3.5	104.0	13.5	3.1	226.8

3.    Operating Profit

 Operating profit is stated after charging/(crediting):

	Year ended 31 December
	2004	2005
	(£ million)
Depreciation	8.0	7.9
Amortisation	—	0.1
Net foreign exchange gains	(0.4)	(0.2)
Government grants	(0.4)	(0.2)
Cost of inventories recognised as expense	77.5	84.9
Staff costs (see note 5)	66.1	61.0
Research and development expenditure	4.0	4.1

Fees paid to auditors for remuneration as auditors was £0.4 million (2004—£0.3 million). Fees paid to Group auditors for UK non-audit services, which relate to tax and advisory services, amounted to £0.4 million (2004—£0.3 million).

4.    Exceptional Items

	Year ended 31 December
	2004	2005
	(£ million)
Pension curtailment credit	—	3.7
Rationalisation and redundancy—charged in year	(0.8)	(1.1)
—provision released in year	—	0.5
Environmental costs	(0.6)	(1.5)

	(1.4)	1.6

Pension curtailment

A £3.7 million credit arose as a result of the decision to curtail the US defined benefit pension scheme. This led to a credit of £1.7 million in the US Gas Cylinders division and a credit of £2.0 million in the US Elektron division.

Rationalisation and redundancy

Rationalisation and redundancy costs of £0.5 million (2004—£0.3 million) and £0.6 million (2004—£nil) were incurred by the Gas Cylinders division and the Elektron division respectively. No charge was made for rationalisation and redundancy costs in the Speciality Aluminium division (2004—£0.5 million). Provision of £0.5 million made in previous years in relation to the Gas Cylinders division were released in the year.

Environmental costs

A charge of £1.5 million was made for future environmental costs at the zirconium operations (2004—£0.6 million). This is expected to be spent over the next twelve months.

2004: Profit on disposal of property, plant and equipment

The Group made a net profit of £1.8 million on the disposal of property, plant and equipment in its Gas Cylinders division. During the year the division sold its Australian property and disposed of redundant plant and equipment raising net cash proceeds (after sale costs) of £4.3 million. The tax charge on this disposal was £0.5 million.

5.    Staff Costs

	Year ended 31 December
	2004	2005
	(£ million)
Redundancy costs (Note 4)	0.9	1.1
Wages and salaries	54.6	54.1
Social security costs	7.3	7.0
Pension costs	3.3	2.5
Pension curtailment (Note 4 and 26)	—	(3.7)

	66.1	61.0

The average monthly number of employees during the year was made up as follows:

	Year ended 31 December
	2004	2005
	Number
Production and distribution	1,790	1,715
Sales and administration	192	188
Research and development	52	49

	2,034	1,952

Compensation of key management personnel (including Directors) was £1.1 million (2004—£1.1 million) for short-term employee benefits and £0.1 million (2004—£0.1 million) for post-employment benefits.

Directors' interests and related party transactions

No director had a material interest in, nor were they a party to, any contract or arrangement to which the Company or any subsidiary is or was party either during the year or at the end of the year, with the exception of their individual service contract and the shareholders' agreement which regulates certain aspects of the relationship among the shareholders in the Company.

The interests of the Directors who held office at 31 December 2005 and their families in the share capital of the Company are set out below. All of the interests are beneficial.

There was no change in the Directors' shareholdings in the year nor have there been after the year end.

Directors' Shareholdings in the Company

	Ordinary shares of £0.6487 each		Preference shares of £0.6487 each		B Preference share of £1 each (25% paid)		Deferred share of £0.0001 each
	Held at 31 Dec 2005	Held at 1 January 2005	Held at 31 Dec 2005	Held at 1 January 2005	Held at 31 Dec 2005	Held at 1 January 2005	Held at 31 Dec 2005	Held at 1 January 2005
	No.	No.	No.	No.	No.	No.	No.	No.
Executive Directors
Brian Purves	71,438	71,438	5,188,887	5,188,887	25,000	25,000	10,000	10,000
Stephen Williams	9,158	9,158	691,713	691,713	—	—	—	—
Non-Executive Director:
Jeffrey Whalley	77,127	77,127	7,635,573	7,635,573	—	—	—	—

Directors' options over shares in the Company held by the Employee Shares Ownership Plan

	Ordinary shares of £0.6487 each		Preference shares of £0.6487 each
	Held at 31 December 2005	Held at 1 January 2005	Held at 31 December 2005		Held at 1 January 2005		Options exercised in the year
	No.	No.	No.		No.		No.
Executive Directors
Brian Purves:
Exercise price of £0.01	—	—	968,715	(a)	968,715	(a)	—
Exercise price of £0.34	—	—	914,760	(b)	914,760	(b)
Stephen Williams:
Exercise price of £0.65	10,842	10,842	—		—
Exercise price of £0.01	—	—	96,921	(a)	96,921	(a)	—
Exercise price of £0.34	—	—	118,008	(b)	118,008	(b)	—

(a)
During the year 396,000 of the options held by Brian Purves and 59,400 of the options held by Stephen Williams were due to expire and were rolled over as described in Note 27 to the financial statements.

(b)
After the end of the year, in January 2006, those options due to expire in March 2006 were rolled over as described in Note 27 to the financial statements.

 Except in the circumstance described in Note 27 to the financial statements, no options were granted to any Director during the year. No performance conditions apply to any options held by the Executive Directors.

No Director had any other notifiable interest in any securities of any Group company or undertaking during the year.

Directors' Remuneration

Executive Directors

The remuneration packages of the Executive Directors and other senior executives are determined by the Company's Remuneration Committee. The Committee also determines compensation packages for exiting executives when appropriate.

Remuneration packages aim to attract, retain and motivate high calibre managers and reward individual performance. On appointment and periodically thereafter the Committee benchmarks the executive remuneration packages against appropriate comparators. The reward structure comprises the following elements:

•
Base salary which takes into account, market rates, the responsibilities of the position held, the experience and contribution of the individual executive and the international scale of the Group's or division's operations. Annual reviews also take into account inflation, general economic conditions and Group or divisional performance.

•
An annual bonus based on achievement against financial targets. These financial targets are set in January of each year and are primarily based on Group trading profit and annual cash flow, measured against the approved annual budget. Financial targets for divisional senior executives are based on their division's annual results measured against their divisional annual budgets. The specific combination of financial targets in any year are aligned, as appropriate, with the needs of the Group and the businesses for that year. The maximum annual bonus payable is a pre-defined percentage of annual salary related to the individual's position in the Group. The Executive Directors' maximum percentage bonus achievable is 50% of base salary. Maximum percentage bonus is payable only for achieving specified targets beyond budget in the target areas.

•
Other benefits consist of membership of a pension scheme, company car or car allowance, medical, dental and life insurance and participation in the Group's share option schemes. Both Executive Directors and other senior Group executives participate in such benefits.

The following table details the remuneration payable to each Director in respect of the year ended 31 December 2005, together with comparative totals in respect of the year ended 31 December 2004:

	Salary/Fees	Committee Fees	Annual Bonus	Benefits	2005 Total	2004 Total
	£	£	£	£	£	£
Executive Directors:
Brian Purves	223,200	—	—	45,075	268,275	258,708
Stephen Williams	124,200	—	—	14,532	138,732	134,106
Non-executive Directors:
Jeffrey Whalley	62,400	10,000	—	20,312	92,712	90,390
Francis McKay	30,000	—	—	—	30,000	22,453
Non-executive Special Directors:
Graham Thomas	30,000	—	—	—	30,000	29,230
Peter Haslehurst	30,000	—	—	—	30,000	29,230

Total	499,800	10,000	—	79,919	589,719	564,117

Non-Executive Directors

The fees of the Chairman Jeffrey Whalley, in respect of both his Chairmanship of the Company and the Remuneration and Audit Committees, are reviewed annually by the Remuneration Committee as required by the Investment Agreement. They are also periodically benchmarked against comparable companies. The fees of Francis McKay (prior to his retirement) were determined by the Board and also periodically benchmarked against comparable companies.

Non-Executive Special Directors

The fees payable for Non-Executive Special Directors are determined by the Investment Agreement, which provides for an RPI related increase annually. Fees for Graham Thomas were paid to Morgan Grenfell Private Equity Limited. Fees for Peter Haslehurst were paid to Ph Technologies Ltd at the request of CVC Capital Partners Limited.

No termination payments were payable by the Company during the year to any Director.

Pensions

During the year, Brian Purves and Stephen Williams participated in the Group's contributory and non-contributory pension arrangements. A number of changes were made to these arrangements during the year the result of which is that the defined benefit pension accrual rate is now 7/400ths (1.75%) of earnings for each year of services, where pensionable earnings are restricted to a new scheme specific earnings cap (£60,000 for 2005/6), with a defined contribution made in addition. Provision is also made for payments of a spouse's pension on death and a lump sum payment on death in service.

Details of the pension benefits are set out below:

Pensions—defined benefit

	Accumulated total accrued pension at 31 December 2005	Increase in accrued pension over year to 31 December 2005	Transfer value of increase/(decrease)
Executive Directors:
Brian Purves	£21,405 pa	£1,810 pa	(£1,483)
Stephen Williams	£28,052 pa	£1,927 pa	£9,342

Notes

1.
The accumulated total pension is the total defined benefit pension which would be paid annually on retirement based on service to and salary at the end of the year. The defined benefit pension of both executive Directors in the Group's arrangements reduced during the year as the result of the introduction of a scheme specific earnings cap on pensionable earnings, and the conversion (calculated on the standard terms that apply to individual transfer values) of pension accrued to 31 July 2005 in excess of 7/400ths (1.75%) of the scheme specific earnings cap, to a money purchase benefit in the Group's defined contribution arrangements.

2.
The increase in accrued pension includes all defined benefit pension earned during the year, excluding any increase due to inflation.

3.
Brian Purves previously brought a transfer value into the Group pension arrangements from the scheme of a previous employer, in exchange for added years of service credit. The pension resulting from this service credit is included in the accumulated total accrued pension figure.

4.
During the year it was recognised that Brian Purves' pensionable earnings during 2003 had been understated. The transfer value of the resulting increase in accrued pension less the additional backdated member contributions paid was £31,834.

5.
The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less contributions paid by the Directors themselves.

6.
Neither Additional Voluntary Contributions nor their resulting benefits are included in the above table.

Pensions—defined contribution (including unapproved arrangements)

As Brian Purves is subject to the statutory earnings cap, the defined contributions made in respect of him were divided between the Group's approved contribution arrangements and a defined contribution Funded Unapproved Retirement Benefit Scheme (FURBS). The Company's contributions to the Group approved defined contribution arrangements in respect of Brian Purves over the year to 31 December 2005 were

£6,765 (2004: nil) and to his FURBS were £39,283 (2004: £37,968). For Stephen Williams, the Company paid £8,510 (2004: nil) into the Group's approved defined contribution arrangements.

6.    Discontinued Operations

	Year ended 31 December
	2004	2005
	(£ million)
Revenue	0.3	—
Expenses	(0.5)	(0.2)

Loss before tax	(0.2)	(0.2)
Tax expense	—	—

Net loss attributable to discontinued operations	(0.2)	(0.2)

The discontinued operations contributed a net cash inflow of £0.1 million to the Group (2004—net cash outflow of £0.2 million). There were no assets or liabilities attributable to discontinued operations.

7.    Finance Income

	Year ended 31 December
	2004	2005
	(£ million)
Bank interest received	0.1	0.1

8.    Finance costs

	Year ended 31 December
	2004	2005
	(£ million)
Senior Notes due 2009	13.3	13.3
Bank loans, overdrafts and revolving credit facilities	0.4	0.8
Amortisation of loan issue costs	0.4	0.4
Finance leases	0.1	—

Total interest costs	14.2	14.5
Preference share dividend	—	5.2

Total finance costs	14.2	19.7

9.    Income tax

(a)    Analysis of taxation charge for the year

	Year ended 31 December
	2004	2005
	(£ million)
Current tax:
UK corporation tax	1.9	6.7
Double tax relief	(1.9)	(6.7)
Adjustment in respect of previous periods	(0.7)	—

	(0.7)	—
Overseas tax	3.4	2.4
Adjustment in respect of previous periods	(0.7)	0.2

Total current tax	2.0	2.6

Deferred tax:
Origination and reversal of temporary differences	0.9	2.1
Adjustment in respect of previous periods	0.8	(1.5)

Total deferred tax	1.7	0.6

Tax expense	3.7	3.2

(b)    Factors affecting the taxation charge for the year

The tax assessed for the year differs from the standard rate of 30% for corporation tax in the UK. The differences are explained below:

	Year ended 31 December
	2004	2005
	(£ million)
Profit/(loss) on ordinary activities before taxation	0.3	(3.2)

Profit/(loss) on ordinary activities at 2005 standard rate of corporation tax in the UK of 30%	0.1	(1.0)
Effects of:
Expenses not deductible for tax purposes	0.9	0.9
Unprovided deferred tax	0.6	1.5
Finance costs on redeemable preference shares	—	1.6
Foreign tax rate differences	0.4	0.8
Utilisation of tax losses brought forward	(0.7)	—
Tax losses not utilised	3.0	—
Tax losses not recognised	—	0.7
Adjustment in respect of prior years	(0.6)	(1.3)

Tax expense	3.7	3.2

(c)    Factors that may affect future taxation charge

As at 31 December 2005, the Group has carried forward tax losses of £35.8 million (UK—£34.9 million, Overseas—£0.9 million). Carried forward tax losses for 2004 were £30.6 million (UK—£30.1 million, Overseas—£0.5million). To the extent that these losses are available to offset against future taxable profits, it is expected that the future effective tax rate would be below the standard rate in the country where the profits are offset.

The Senior Notes issued by Luxfer Holdings PLC, form a significant interest burden for the UK companies. Profits from overseas companies cannot be offset against this interest burden. To the extent that insufficient taxable profits arise in the UK companies to utilise the tax loss from the interest burden, there will be an impact on the future tax rate. This may also result in further losses being carried forward, which would remain unrelieved.

10.    Property, plant and equipment

	Freehold	Long leasehold	Short leasehold	Plant and equipment	Total
	(£ million)
Cost:
At 1 January 2004	27.9	2.3	0.9	146.1	177.2
Additions	0.1	0.1	0.9	7.7	8.8
Disposals	(2.2)	—	—	(2.9)	(5.1)
Exchange adjustment	(0.8)	—	(0.1)	(2.4)	(3.3)

At 1 January 2005	25.0	2.4	1.7	148.5	177.6
Additions	0.4	0.1	0.1	6.1	6.7
Disposals	—	—	—	(1.7)	(1.7)
Exchange adjustment	1.1	0.1	0.2	3.6	5.0

At 31 December 2005	26.5	2.6	2.0	156.5	187.6

Depreciation:
At 1 January 2004	7.3	1.7	0.6	97.4	107.0
Provided during the year	0.5	0.1	0.1	7.3	8.0
Disposals	(0.2)	—	—	(2.4)	(2.6)
Exchange adjustment	(0.3)	—	—	(1.6)	(1.9)

At 1 January 2005	7.3	1.8	0.7	100.7	110.5
Provided during the year	0.5	0.1	0.1	7.2	7.9
Disposals	—	—	—	(1.6)	(1.6)
Exchange adjustment	0.5	0.1	—	2.4	3.0

At 31 December 2005	8.3	2.0	0.8	108.7	119.8

Net book values:
At 31 December 2005	18.2	0.6	1.2	47.8	67.8

At 31 December 2005	17.7	0.6	1.0	47.8	67.1

At 1 January 2004	20.6	0.6	0.3	48.7	70.2

The net book value of plant and equipment at 31 December 2005 includes £0.6 million (2004: £0.7 million) held under finance leases.

11.    Intangible assets

	Goodwill	Patents	Other	Total
	(£ million)
Cost:
At 1 January 2004	34.9	0.9	0.2	36.0
Additions	—	—	0.1	0.1

At 1 January 2005	34.9	0.9	0.3	36.1
Additions	—	—	0.1	0.1

At 31 December 2005	34.9	0.9	0.4	36.2

Amortisation:
At 1 January 2004	12.0	0.1	0.2	12.3
Provided during the year	—	—	—	—

At 1 January 2005	12.0	0.1	0.2	12.3
Provided during the year	—	—	0.1	0.1

At 31 December 2005	12.0	0.1	0.3	12.4

Net book values:
At 31 December 2005	22.9	0.8	0.1	23.8

At 31 December 2004	22.9	0.8	0.1	23.8

At 1 January 2004	22.9	0.8	—	23.7

The patents acquired are being amortised over the lower of their estimate useful life, or legal life; this being 17 to 20 years.

12.    Impairment of Goodwill

 Goodwill acquired through business combinations has been allocated for impairment testing purposes to two cash-generating units, the Gas Cylinder division and the Elektron division. Both of these cash-generating units are also reportable segments.

	Gas cylinder division		Elektron division		Total
	2004	2005	2004	2005	2004	2005
	(£ million)
Carrying amount of goodwill	14.7	14.7	8.2	8.2	22.9	22.9

The recoverable amount of both cash-generating units has been determined based on a value in use calculation using a discounted cash flow method. The cash flows were derived from a three year consolidated strategic plan prepared at a detailed level by individual businesses within each division. The results of these plans were then extrapolated to give long-term cash flow projections, based on a growth rate of 3%. The strategic plans were driven by detailed sales forecasts by product type and a best estimate of future demand by end market. The cash flows included allowance for detailed capital expenditure and maintenance programmes, along with working capital requirements based on the projected level of sales. The discount rate used was 14%, which was considered a best estimate for the risk-adjusted cost of capital for the business units. The other main assumptions related to the LME cost of aluminium which was assumed to average $2,500 a tonne for primary aluminium, and the US:£ exchange rate, which was assumed to average $1.75.

13.    Investments

Other Investments
(£ million)
Cost and net book value
At 1 January 2005 and 31 December 2005	0.1

14.    Inventories

	Year ended 31 December
	2004	2005
	(£ million)
Raw materials and consumables	11.8	12.5
Work in progress	10.4	10.8
Finished goods and goods for resale	12.7	12.4

	34.9	35.7

The provision against obsolete and excess stocks at 31 December 2005 was £2.8 million (2004—£2.9 million). During the year the write-down of inventories recognised as an expense was £0.3 million (2004—£0.4 million). The reversal of any write-down previously recognised as an expense was £0.3 million (2004—£0.4 million).

15.    Trade and other receivables

	Year ended 31 December
	2004	2005
	(£ million)
Trade debtors	24.5	26.7
Other debtors	1.5	2.0
Prepayments and accrued income	3.1	3.5

	29.1	32.2

The Directors consider that the carrying amount of trade and other receivables approximates their fair value.

The provision against doubtful debts at 31 December 2005 was £0.7 million (2004—£0.5 million). The amount charged as an expense during the year was £0.3 million (2004—£0.1 million), while the amount reversed in the year was £0.1 million (2004—£0.3 million).

16.    Cash and short term deposits

	Year ended 31 December
	2004	2005
	(£ million)
Cash at bank and in hand	6.9	5.9

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates. The Directors consider that the carrying amount of cash and short-term deposits approximates their fair value.

17.    Share Capital

(a)    Ordinary share capital

	2004	2005	2004	2005
	No.	No.
	(£ million)
Authorised:
Ordinary shares of £0.6487 each	1,410,778	1,410,778	0.9	0.9
Deferred ordinary shares of £0.0001 each	10,000,000	10,000,000	—	—

	11,410,778	11,410,778	0.9	0.9

Allotted, called up and fully paid:
Ordinary shares of £0.6487 each	1,340,240	1,340,240	0.9	0.9
Deferred ordinary shares of £0.001 each	20,000	20,000	—	—

	1,360,240	1,360,240	0.9	0.9

The rights of the shares are as follows:

Ordinary shares of £0.6487 each

The ordinary shares carry no entitlement to an automatic dividend but rank pari passu in respect of any dividend declared and paid other than preference dividend (see below).

Deferred ordinary shares of £0.0001 each

The 20,000 deferred shares have no entitlement to dividends or to vote and are entitled to a return of capital on a liquidation or winding up only after the holders of the ordinary shares have received £1,000,000 per ordinary share.

(b)    Preference share capital

	2004	2005	2004	2005
	No.	No.
	(£ million)
Authorised:
Preference shares of £0.6487 each	132,683,760	132,683,760	86.0	86.0
'B' preference shares of £1 each	50,000	50,000	0.1	0.1

	132,733,760	132,733,760	86.1	86.1

Allotted, called up and fully paid:
Preference shares of £0.6487 each	132,683,760	132,683,760	86.0	86.0
Allotted, called up and 25% paid:
'B' preference shares of £1 each	50,000	50,000	0.1	0.1

	132,733,760	132,733,760	86.1	86.1

Disclosed within shareholders' funds			—	86.1
Disclose within non-current liabilities			86.1	—

			86.1	86.1

Preference shares of £0.6487 each

The preference shares have an entitlement to a fixed cumulative dividend of 5% per annum payable on redemption of the preference shares. Interest will accrue on unpaid preference dividends at the rate of 5% per annum of the nominal amount of the preference shares compounding on 31 December in each year. The preference shares are redeemable at any time, but must be redeemed in 2010 at par. In certain circumstances they can be redeemed earlier but only if permitted under the terms of the senior Notes 2009 indenture. The ability to pay dividends in cash and redeem the preference shares is subject to certain restrictions contained in the indenture.

The preference shares had previously been disclosed as part of shareholders' funds. From 1 January 2005, the Group adopted IAS 32 and IAS 39 and under these new accounting standards the preference shares are now disclosed as non-current liabilities. The amount disclosed in the financial statements as a liability excludes the 9.65% held by the Employee Share Ownership Plan ("ESOP"). The ESOP's shares are deemed to be held within the Group and so are eliminated on consolidation. The table below sets out how the liability has been calculated.

£ million
Nominal value of preference shares at 31 December 2004	86.1
Accrued dividend to 31 December 2004	27.8

113.9
ESOP's allocation of preference shares and accrued dividend	(11.0)

Non-equity shareholders' funds at 31 December 2004	102.9
Preference share of dividend to 31 December 2005	5.2

Preference share liability at 31 December 2005	108.1

'B' preference shares of £1 each

The 50,000 'B' preference shares are entitle to a dividend on the same terms as the Company's other preference shares and are entitled to be redeemed prior to any distribution or return of capital to shareholders. The 'B' preference shares were also discussed within shareholders' funds in 2004.

18.    Reserves

	Hedging reserve	Translation reserve	Merger reserve	Retained earnings
	(£ million)
At 1 January 2004	—	1.0	(207.5)	77.1
Loss for the year	—	—	—	(3.6)
Transfer of preference dividend	—	—	—	(4.9)
Currency translation differences	—	(1.8)	—	—
Actuarial gains	—	—	—	0.3
Tax on actuarial gains	—	—	—	(0.1)

At 31 December 2004	—	(0.8)	(207.5)	68.8
Implementation of IAS 39 (see below)	1.0	—	—	—

At 1 January 2005	1.0	(0.8)	(207.5)	68.8
Loss for the year	—	—	—	(6.6)
Currency translation differences	—	3.3	—	—
Loss on hedging instruments	(0.2)	—	—	—
Actuarial gains	—	—	—	1.8
Tax on actuarial gains	—	—	—	(0.5)

At 31 December 2005	0.8	2.5	(207.5)	63.5

On the adoption of IAS 32 and IAAS 39 on 1 January 2005, a gain of £1.0 million was recognised in a Hedging Reserve account, representing the fair value of effective cash flow hedges against future forecasted transactions.

19.    Interest bearing loans and borrowings

Current

	Year ended 31 December
	2004	2005
	(£ million)
Obligations under finance leases	0.1	—
Bank loans and overdrafts	4.5	11.7

	4.6	11.7

Non-current

	Year ended 31 December
	2004	2005
	(£ million)
Senior Notes due 2009	129.5	129.9

Bank loans and overdrafts

The bank loan and overdraft were secured against the Group's UK operating assets and bears interest at a rate connected to LIBOR.

Senior Notes due 2009

The Senior Notes due 2009 are listed on the Luxembourg Stock Exchange. The interest rate is fixed at 10.125% on a total principal amount of £160.0 million and is payable bi-annually. A principal amount of £28.6 million (2004—£28.6 million) is held by the Group, through Luxfer Group Limited, a subsidiary of Luxfer Holdings PLC. The principal amount held by external parties is £131.4 million (2004—£131.4 million). The Senior Notes are shown net of unamortised issue costs of £1.5 million (2004—£1.9 million).

20.    Provisions

	Rationalisation & redundancy	Employee benefits	Environmental provisions	Total
	(£ million)
At 1 January 2005	1.5	1.0	2.0	4.5
Change to profit and loss account	1.1	0.5	1.5	3.1
Credit to income statement	(0.5)	—	—	(0.5)
Cash payments	(1.3)	(0.2)	(0.7)	(2.2)
Translation movement	—	—	0.1	0.1

At 31 December 2005	0.8	1.3	2.9	5.0

Included in current liabilities	0.5	0.2	2.3	3.0
Included in non-current liabilities	0.3	1.1	0.6	2.0

	0.8	1.3	2.9	5.0

Rationalisation & redundancy

As at 31 December 2005 the Group had £0.8 million of provisions relating to the rationalisation of its operations. £0.5 million of this provision relates to rationalisation within the Gas Cylinders division, with the remaining £0.3 million relating to the Elektron division. £0.5 million of the provision is expected to be utilised in 2006, leaving £0.3 million over a longer period relating to a vacant leasehold property.

Employee benefits

Of the employee benefits provision at 31 December 2005 of £1.3 million, £1.0 million relates to a provision for workers' compensation at the Gas Cylinder division in the US. A further £0.1 million relates to a provision for permanent disability allowance in the UK Gas Cylinder division. £0.2 million relates to a provision for longer service awards in France.

Environmental provisions

As at 31 December 2005, the Group had environmental provisions of £2.9 million relating to further environmental clean up costs. £0.7 million of the provision is for future remediation costs required at the UK Speciality Aluminium Plant, in relation to an incident before Luxfer Group's ownership. The remediation expenditure is expected to take place over the next five years. A further £2.2 million of environmental provisions relate to work required at the US zirconium plant. The expenditure is expected to take place over the next year.

21.    Deferred taxation

	Accelerated tax depreciation	Other temporary differences	Tax losses	Retirement benefit obligations	Total
	(£ million)
At 1 January 2004	(3.2)	5.6	(0.4)	(10.0)	(8.0)
Charged to income	6.8	(6.2)	0.3	0.8	1.7
Charged to equity	—	—	—	0.1	0.1

At 1 January 2005	3.6	(0.6)	(0.1)	(9.1)	(6.2)
Charged to income	0.2	(1.5)	0.1	1.8	0.6
Exchange differences	—	—	—	(0.1)	(0.1)
Charged to equity	—	—	—	0.5	0.5

At 31 December 2005	3.8	(2.1)	—	(6.9)	(5.2)

The amounts of deferred taxation accounted for in the Group balance sheet, before netting off of balances within countries, comprised the following deferred tax liabilities and assets.

	2004	2005
	(£ million)
Deferred tax liabilities
Accelerated capital allowances	3.6	3.8

Deferred tax assets
Pension and post retirement benefits	(9.1)	(6.9)
Trading losses	(0.1)	—
Other temporary differences	(0.6)	(2.1)

	(9.8)	(9.0)

Net deferred tax asset	(6.2)	(5.2)

22.    Other long term liabilities

(a)   Government Grants

In 2004 the Group met, and so secured, all of the conditions attaching to a capital grant of £2.8 million in relation to the Group's capital investment made in the Czech Republic in 2001 and the income benefit is now being recognised over the full fifteen-year life of the fixed assets it relates to. The investment incentive is paid via a deduction in the corporation tax charge.

In the year to 31 December 2005, £0.2 million (2004—£0.5 million) had been recognised in the profit and loss account and £2.2 million (2004—£2.3 million) was deferred for recognition in future periods. The ongoing annual credit to operating profit is £0.2 million, being calculated so as to offset the depreciation charge for the Czech plant. £0.2 million (2004—£0.2 million) of the deferred income is recorded within current liabilities, with the remaining £2.0 million (2004—£2.1 million) of deferred income included in other long term liabilities.

 This grant is paid via corporation tax credits, of which £0.5 million (2004—£0.3 million) has been received to date. Of the remaining £2.3 million (2004—£2.5 million) receivable, £0.2 million (2004—£0.4 million) is estimated to be received within the next year and therefore £2.1 million (2004—£2.1 million) has been disclosed in 'Other non-current assets'.

(b)   Lease commitments

Other long term liabilities include an additional £0.1 million (2004: £0.1 million) in relation to an operating lease liability.

23.    Trade and other payables

	Year ended 31 December
	2004	2005
	(£ million)
Trade payables	18.2	16.3
Other taxation and social security	2.0	1.9
Accruals	16.2	15.9

	36.4	34.1

The directors consider that the carrying amount of trade payables approximates to their fair value.

24.    Commitments and Contingencies

	Year ended 31 December
	2004	2005
	(£ million)
Operating lease commitments—Group as a lessee
Minimum lease payments under operating leases recognised in income for the year	2.5	2.3

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	Year ended 31 December
	2004	2005
	(£ million)
Within one year	2.1	2.1
Within one year	6.0	5.8
Within one year	10.0	10.1

	18.1	18.0

Operating lease payments represent rentals payable by the Group for certain of its properties and items of machinery. Leasehold land and buildings have a life between 4 and 67 years. Plants and equipment held under operating leases have an average life of between 2 and 5 years. Renewal terms are included in the lease contracts.

25.    Financial instruments

 The Group operates a central treasury function that controls all borrowing facilities, investment of surplus funds and the management of financial risk. The Board has approved hedging policies to cover the Group's exposure to interest rates, metal costs and foreign exchange risks. The following disclosures relating to financial instruments have been prepared on a basis which excludes short-term debtors and creditors which has resulted from the Group's activities.

(a)   Financial instruments of the Group

The financial instruments of the Group other than short-term debtor and creditors were as follows:

	31 December 2004		31 December 2005
	Book value	Fair value	Book value	Fair value
	(£ million)
Financial assets:
Cash at bank and in hand	6.9	6.9	5.9	5.9

Financial liabilities:
Short term bank loan	4.5	4.5	10.8	10.8
Bank overdraft	—	—	0.9	0.9
Cumulative preference shares (2003 as restated)	102.9	69.2	108.1	65.8
Senior Notes due 2009	131.4	119.6	131.4	105.1
Obligations under finance leases	0.1	0.1	—	—

	238.9	193.4	251.2	182.6

All financial assets mature within one year. The maturity of the financial liabilities is disclosed in Note 19.

All financial liabilities are denominated in sterling.

Derivative financial instruments are as follows:

	31 December 2004		31 December 2005
	Book value	Fair value	Book value	Fair value
	(£ million)
Held to hedge purchases and sales by trading businesses:
Forward foreign currency contracts	—	(0.5)	—	—
Forward aluminium commodity contracts	—	1.5	0.8	0.8

There were no unrecognised gains or losses in respect of forward foreign currency contracts or forward aluminium commodity contracts.

The fair value calculations were performed on the following basis:

Cash in hand, at bank

The carrying value approximates to the fair value as a result of the short-term maturity of the instruments.

Bank loans

At 31 December 2005 a short term bank loan of £10.8 million (2004—£4.5 million) was outstanding. This represented the utilisation of the Group's revolving credit facility. The fair value is calculated to be the same as the book value.

Cumulative preference shares

The cumulative preference shares, which were issued in April 1999, have a right to a cumulative 5% dividend which must be paid by 2010 along with the par value of the shares. The book value of £108.1 million (2004—£102.9 million) disclosed in the financial liabilities table in part (a) relates to 90.35% of the issued cumulative preference shares and its accrued dividend. The remaining 9.65% held by the ESOP has been eliminated on consolidation of the ESOP in the financial statements. The fair value has been estimated by discounting the future cash flows relating to shares on the assumption that the shares and cumulative dividend will be repaid ten years after issue, in 2009. The discount rate used is the annual interest rate yield implicit in the Senior Notes due 2009, based on their market value at the end of the year.

Senior Notes due 2009

The Senior Notes are a traded instrument and are listed on the Luxembourg stock exchange. The fair value is derived from a quoted price as at 31 December 2005.

Forward foreign currency contracts

The fair value of these contracts is calculated by determining what the Group would be expected to receive or pay on termination of each individual contract by comparison to present market prices.

Aluminium commodity contracts

The fair value of these contracts has been calculated by valuing the contracts against the equivalent forward rates quoted on the LME at 31 December each year.

(b)   Interest rate risks

Interest rate risk profile on financial assets

This table shows the present split between fixed and floating interest rate by currency of the Group's financial assets, which are cash at bank and in hand. The Group has no fixed interest rate assets.

	Floating rate 2004	Floating rate 2005
	(£ million)
Currency:
Sterling	2.5	—
US Dollar	2.7	4.4
Euro	0.8	0.8
Australian Dollar	0.5	0.1
Japanese Yen	0.1	0.1
Czech Krona	0.3	0.5

	6.9	5.9

The Group earns interest on cash balances through either deposit accounts or placing funds on money markets at short-term fixed rates. In all cases, interest earned is at approximately LIBOR rates during the year.

Interest rate risk profile on financial liabilities

The following table sets out the carrying amount, by maturity, of the Group's financial instruments that are exposed to fixed interest rate risk.

	31 December 2004			31 December 2005
	Within 1 year	4-5 years	Total	Within 1 year	3-4 years	Total
	(£ million)
Senior Notes due 2009	—	131.4	131.4	—	131.4	131.4
Cumulative preference shares	—	102.9	102.9	—	108.1	108.1
Finance leases	0.1	—	0.1	—	—	—

	0.1	234.3	234.4	—	239.5	239.5

The Group's only floating rate liability related to bank loans and overdrafts under the Group's revolving credit facilities of £11.7 million (2004—$4.5 million), which is due for repayment within one year.

(c)   Hedging activities

Forward foreign exchange contracts

The Group utilises forward foreign exchange contracts to hedge significant future transactions and cash flows and so manage its exchange rate exposures. The contracts purchased are primarily denominated in sterling, US dollars and Euros.

At 31 December 2005 the Group held various foreign exchange contracts designated as hedges in respect of forward sales for US dollars, Euros and Australian dollars. The Group also held foreign exchange contracts designated as hedges in respect of forward purchases for US dollars and Euros.

The contract totals, range of maturity dates and range of exchange rates are disclosed below:

Sales Hedges	US dollars	Euros	Australian dollars
Contract totals/£M	12.3	8.2	0.3
Maturity dates	01/06 to 12/06	01/06 to 09/06	01/06 to 06/06
Exchange rates	$1.7148 to $1.8688	€1.4160 to €1.4653	AUD2.3095 to AUD2.3225
Purchase hedges	US dollars	Euros	Australian dollars
Contract totals/£M	2.8	0.1	N/A
Maturity dates	01/06 to 09/06	04/06	N/A
Exchange rates	$1.7069 to $1.8795	€1.4648	N/A

At 31 December 2005, the fair value of forward foreign exchange contracts deferred in equity was £nil. £0.5 million has been transferred to the income statement in respect of contracts that have matured in the year.

Aluminium commodity contracts

At 31 December 2005 the Group held various forward aluminium commodity contracts. These contracts total £2.4 million and are for various maturity dates to December 2006. At 31 December 2005, the fair value of forward aluminium commodity contracts deferred in equity was £0.8 million.

(d)   Currency risk disclosures

Exchange gains and losses arising on the translation of the Group's overseas assets and liabilities are classified as equity and transferred to the Group's translation reserve. In 2005 a gain of £3.3 million (2004—loss of £1.8 million) was recognised in translation reserves.

(e)   Un-drawn committed facilities

At 31 December 2005 the Group had committed banking facilities of £30.0 million (2004—£30.0 million) comprising £20.0 million (2004—£20.0 million) of short-term loans and overdrafts, and a credit value of £10.0 million (2004—£10.0 million) for letters of credit, forward foreign currency contracts and bank guarantees. Of these committed facilities, £9.2 million (2004—£15.5 million) of the short-term loans and £1.8 million (2004—£2.6 million) for letters of credit, forward foreign currency contracts and bank guarantees were un-drawn.

(f)    Renewal of banking facilities

In April 2006 the Group replaced its existing £30 million revolving credit facilities with a new £45 million facility. The new facility is for 3 years and provide £35 million of loans and overdrafts and £10 million of ancillary financing for letters of credit, bank guarantees and foreign exchange hedging. It is provided through asset backed financing arrangements in the UK and US. The new larger facilities will enable the Group to meet its obligations over the next few years.

26.    Pension Commitments

 The Group operates defined benefit arrangements in the United Kingdom, the United States of America, France and Japan. The levels of funding are determined by periodic actuarial valuations. Further, the Group operates defined contribution schemes in the UK, USA and Australia. The assets of the schemes are generally held in separate trustee administered funds.

Actuarial gains and losses are recognised in full in the period in which they occur. The Group has early adopted the revised version of IAS 19 ("Employee Benefits") published in December 2004. As permitted by the revised standard, actuarial gains and losses are recognised outside profit or loss and presented in the Statement of Recognised Income and Expense. The liability recognised in the balance sheet represents the present value of the defined benefit obligation, as reduced by the fair value of plan assets. The cost of providing benefits is determined using the Projected Unit Method.

The principal defined benefit pension scheme in the United Kingdom is the Luxfer Group Pension Plan, which closed to new members in 1998, new employees then being eligible for a defined contribution plan. With effect from April 2004 the Luxfer Group Pension Plan changed from a final salary to a career average revalued earnings benefit scale. In August 2005 a scheme specific earnings cap of £60,000 per annum was introduced, effectively replacing the statutory earnings cap. The pension cost of the Plan is assessed in accordance with the advice of an independent firm of professionally qualified actuaries, Lane Clark & Peacock LLP.

The Group's other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the US. In December 2005 the plan was closed to further benefit accrual, members being offered contributions to the company's 401(k) plan. This led to a reduction in the net pension liability in the US of £3.7 million to £5.3 million.

The total credit to the Group's income statement for 2005 for retirement benefits was £1.2 million (2004: charge of £3.3 million). The credit included £2.2 million (2004: charge of £2.4 million) in relation to defined benefit schemes and £1.0 million (2004: £0.9 million) in relation to defined contribution schemes.

The movement in the pension liability is shown below:

	2004	2005
	(£ million)
Balance at 1 January	30.6	28.1
(Credited)/charged to the income statement	3.3	(1.2)
Contributions	(4.9)	(4.0)
Credited to the Statement of Recognised Income and Expense	(0.3)	(1.8)
Exchange adjustments	(0.6)	0.8

Balance at 31 December	28.1	21.9

The financial assumptions used in the calculations are:

	Projected United Valuation
	United Kingdom		Non-United Kingdom
	2004	2005	2004	2005
	%	%	%	%
Discount Rate	5.30	4.80	6.00	5.75
Salary Inflation	4.40	4.30	3.50	3.50
Price Inflation	2.90	2.80	2.75	2.75
Pension Increases	2.70	2.60	—	—

The expected rate of long-term return of the schemes' assets were:

	Long term rate of return expected
	United Kingdom		Non-United Kingdom
	2004	2005	2004	2005
	%	%	%	%
Equities	7.50	7.30	8.10	8.40
Gilts	4.50	4.00	n/a	n/a
Other bonds	5.30	4.40	6.00	5.40
Cash	4.50	4.00	n/a	n/a

The amounts recognised in the Income Statement in respect of the pension schemes were as follows:

	Value at 31 December 2004			Value at 31 December 2005
	UK	Non-UK	Total	UK	Non-UK	Total
	(£ million)
In respect of defined benefit schemes:
Current service cost	1.3	1.5	2.8	1.3	1.3	2.6
Interest cost	6.9	1.6	8.5	7.3	1.7	9.0
Expected return on scheme assets	(7.6)	(1.3)	(8.9)	(7.9)	(1.5)	(9.4)
Gains on curtailments and settlements	—	—	—	(0.6)	(3.9)	(4.5)
Past service cost	—	—	—	—	0.1	0.1

Total (credit)/charge for defined benefit schemes	0.6	1.8	2.4	0.1	(2.3)	(2.2)
In respect of defined contribution schemes:
Total charge for defined contribution schemes	0.2	0.7	0.9	0.4	0.6	1.0

Total (credit)/charge for all pension schemes	0.8	2.5	3.3	0.5	(1.7)	(1.2)

Of the £1.2 million credit for the year, £3.7 million has been included in exceptional items, and charges of £1.9 million and £0.6 million have been included in cost of sales and administrative costs respectively.

The cumulative amounts of gains recognised in the Statement of Recognised Income and Expense is £1.8 million (2004—£0.3 million). The actual return of the scheme assets was £23.2 million (2004—£14.6 million). The overall expected rate of return is determined on the basis of the market prices prevailing at that date, applicable to the period over which the obligation is to be settled.

The value of the scheme assets:

	Value at 31 December 2004			Value at 31 December 2005
	UK	Non-UK	Total	UK	Non-UK	Total
	(£ million)
Equities	88.0	13.5	101.5	97.9	16.0	113.9
Gilts	24.3	—	24.3	27.6	—	27.6
Other bonds	7.4	5.5	12.9	12.4	7.0	19.4
Cash	0.7	—	0.7	—	—	—

Total market value of assets	120.4	19.0	139.4	137.9	23.0	160.9
Present value of scheme liabilities	(140.6)	(26.9)	(167.5)	(153.9)	(28.9)	(182.8)

Deficit in the scheme	(20.2)	(7.9)	(28.13)	(16.0)	(5.9)	(21.9)
Related deferred tax asset	6.0	3.1	9.1	4.8	2.1	6.9

Net pension liability	(14.2)	(4.8)	(19.0)	(11.2)	(3.8)	(15.0)

Analysis of movement in the present value of the defined benefit obligation:

	Value at 31 December 2004			Value at 31 December 2005
	UK	Non-UK	Total	UK	Non-UK	Total
	(£ million)
At 1 January	130.6	27.0	157.6	140.6	26.9	167.5
Service cost	1.3	1.5	2.8	1.3	1.3	2.6
Interest cost	7.0	1.6	8.6	7.3	1.7	9.0
Contributions from scheme members	0.8	—	0.8	0.8	—	0.8
Age related NI rebate	0.4	—	0.4	0.4	—	0.4
Actuarial gains and losses	6.0	(0.6)	5.4	11.2	0.7	11.9
Exchange difference	—	(1.8)	(1.8)	—	3.1	3.1
Benefits paid	(5.5)	(0.8)	(6.3)	(5.8)	(0.8)	(6.6)
Curtailments and settlements	—	—	—	(1.9)	(4.1)	(6.0)
Past service cost	—	—	—	—	0.1	0.1

At 31 December	140.6	26.9	167.5	153.9	28.9	182.8

Analysis of movement in the present value of the fair value of scheme assets:

	Value at 31 December 2004			Value at 31 December 2005
	UK	Non-UK	Total	UK	Non-UK	Total
	(£ million)
At 1 January	110.5	16.5	127.0	120.4	19.0	139.4
Expected return on scheme assets	7.6	1.2	8.8	7.9	1.5	9.4
Actuarial gains and losses	5.1	0.7	5.8	13.9	(0.2)	13.7
Exchange difference	—	(1.2)	(1.2)	—	2.3	2.3
Contributions from employer	1.5	2.6	4.1	1.5	1.3	2.8
Contributions from scheme members	0.8	—	0.8	0.8	—	0.8
Age related NI rebate	0.4	—	0.4	0.4	—	0.4
Settlements	—	—	—	(1.3)	(0.2)	(1.5)
Benefits paid	(5.5)	(0.8)	(6.3)	(5.7)	(0.7)	(6.4)

At 31 December	120.4	19.0	139.4	137.9	23.0	160.9

History of experience in gains and losses

	Year ended 31 December 2005
	UK	Non-UK	Group
Difference between the expected and actual return on scheme assets:
Amount £ million	13.9	(0.1)	13.8
Percentage of scheme assets	10%	1%	9%

Experience gains and losses on scheme liabilities:
Amount £ million	—	0.5	0.5
Percentage of present value of scheme liabilities	—	2%	—

Total amount recognised in Statement of recognised income and expense:
Amount £ million	(1.8)	(0.3)	(2.1)
Percentage of present value of scheme liabilities	1%	1%	1%

	Year ended 31 December 2004
	UK	Non-UK	Group
Difference between the expected and actual return on scheme assets:
Amount £ million	5.1	0.7	5.8
Percentage of scheme assets	4%	4%	4%

Experience gains and losses on scheme liabilities:
Amount £ million	—	0.1	0.1
Percentage of present value of scheme liabilities	—	—	—

Total amount recognised in Statement of recognised income and expense:
Amount £ million	(0.9)	1.2	0.3
Percentage of present value of scheme liabilities	1%	4%	—

The estimated amounts of contributions expected to be paid to the scheme for the year ended 31 December 2006 is £4.2 million.

27.    The Luxfer Group Employee Share Ownership Plan 1997

 The Group has established an employee benefit trust (the "ESOP") with independent trustees, to purchase and hold shares in trust which are used to satisfy options granted to senior executives under The Luxfer Group Unapproved Executive Share Option Scheme 1997 ("the 1997 scheme") and the more recently established Luxfer Holdings Unapproved Executive Share Scheme 2001 ("the 2001 scheme) (together "the Schemes").

The ESOP was established with the benefit of a gift equivalent to the set up and running costs. Purchase monies required by the ESOP trustees to purchase shares for and under the provisions of the trust are provided by way of an interest free loan from a Group subsidiary. The loan is repayable in normal circumstances, out of monies received from employees when they exercise options granted to them over shares under the Schemes. Surplus shares are held to satisfy future option awards. The ESOP trustees have waived the right to receive dividends on shares held in the trust.

The Remuneration Committee is charged with determining which senior employees are to be granted options and in what number. Under the Schemes, options become exercisable on the occurrence of a listing or sale of the Luxfer Group or as otherwise determined by the Remuneration Committee. The Schemes each have a duration of 10 years. In normal circumstances, options under the 1997 Scheme will expire on the seventh anniversary of their grant or the second anniversary of a listing of the Luxfer

Holdings PLC and options under the 2001 Scheme will expire on the tenth anniversary of their grant or the second anniversary of a listing of the Luxfer Holdings PLC.

During the year 3,703,788 options over preference shares granted to employees in 1998 under the 1997 Scheme were due to expire. Prior to the expiry date the Remuneration Committee determined to offer employees (and ex-employees who would continue to be eligible to hold options over preference shares under the Rules of the 2001 Scheme after the expiry date) the opportunity to exchange their existing options held under the 1997 Scheme for identical options under the 2001 Scheme. 2,214,927 options over preference shares were rolled over. The remaining 1,488,861 of these options lapsed or expired during the year. Options over preference shares are accounted for under the Projected Unit Credit Method.

At 31 December 2005: the ESOP held 46,471 ordinary shares of £0.6487 each (2004-46,471) and 12,803,769 preference shares of £0.6487 each (2004-12,803,769) in the Company; employees held options under the terms of the Schemes over 7,388,499 preference shares of £0.6487 each ((2004—8,877,360) in the Company and 42,888 ordinary shares of £0.6487 each (2004—42,888) in the Company. The loans outstanding from the ESOP were £2.7 million (2004-£2.7 million).

The costs of the ESOP are charged through the Group's income statement as they accrue.

After the year end in March 2006, the final tranche of options under the 1997 Scheme granted in 1999, totalling 2,588,553 options, were due to expire. In January 2006, the Remuneration Committee determined to offer employees (and ex-employees who would continue to be eligible to hold options over preference shares under the rules of the 2001 Scheme after the expiry date) the opportunity to exchange these existing options held under the 1997 Scheme, for identical options under the 2001 Scheme, 2,422,926 options over preference shares were rolled over. The remaining 165,627 of these options expired on 21 March 2006. All options under the 1997 Scheme have now expired.

28.    Minority Interests

	Year ended 31 December
	2004	2005
	(£ million)
At beginning of year	0.8	0.8
Dividends	—	—

At end of year	0.8	0.8

29.    Related party transactions

 Other than the transactions with key management personal disclosed in Note 5, no related party transactions have been identified.

30.    Post balance sheet events

 In April 2006 the Group replaced its revolving credit facilities with a new three year asset backed £45 million facility. The new facility is secured over the assets of the UK and US business.

31.    Explanation of transition to IFRS

 For all periods up to and including 31 December 2004, the Group prepared its financial statements in accordance with UK GAAP. These financial statements, for the year ended 31 December 2005, are the first that the Group is required to prepare under International Financial Reporting Standards (IFRS) as adopted by the European Union.

Accordingly, the Group has prepared financial statements which comply with IFRSs applicable with periods beginning on or after 1 January 2005 and the significant accounting policies meeting these requirements are described in Note 1. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 January 2004, the Group's date of transition to IFRSs, and made those changes in accounting policies and other restatements required by IFRS 1for the first-time adoption of

IFRSs. This note explains the principal adjustments made by the Group in restating its UK GAAP balance sheet as at 1 January 2004 and its previously published UK GAAP financial statements for the year ended 31 December 2004.

Exemptions applied

IFRS 1 allows certain exemptions to first-time adopters from the requirement to report under IFRS to assist in the transition to IFRS. The exemptions taken by the Group are noted below:

IFRS 2 Share-based Payment

The Group has elected not to apply on IFRS 2 to equity instruments that were granted before 1 January 2005.

IFRS 3 Business Combinations

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result, in the opening balance sheet, the goodwill arising from past business combinations of £22.9 million remains as stated under UK GAAP at 31 December 2003. Any amortisation of goodwill previously reported under UK GAAP is reversed as part of the IFRS restatement.

IAS 19 Employee Benefits

The Group has elected to recognise all cumulative actuarial gains and losses in relation to employee benefit schemes at the date of transition. The Group has chosen to recognise actuarial gains and losses in full in the period in which they occur in the statement of recognised income and expense in accordance with the amendment to IAS 19 issued on 16 December 2004. As a result, the accounting deficit on pension and other retirement benefits has been recognised in full on 1 January 2004.

IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement

Comparative information on financial instruments is prepared in accordance with UK GAAP. The Group has applied IAS 32 and IAS 39 from 1 January 2005. Had IAS 32 and IAS 39 been applied from 1 January 2004 the following adjustments would have been necessary in the financial statements for the year ended 31 December 2004:

•
all derivative financial instruments would have been brought onto the balance sheet at fair value; and

•
the preference shares would have been reclassified from equity to non-current liabilities;

Early adoption

IFRS 5 Non current Assets held for Sale and Discontinued Operations

The Group has elected to early adopt IFRS 5.

Reconciliation of equity at 1 January 2004 (date of transition to IFRS)

	Notes	UK GAAP	IFRS Adjustments	IFRS
		(£ million)
Assets
Non-current assets
Property, plant and equipment		70.2	—	70.2
Intangible assets	1	23.7	0.1	23.8
Investments		0.1	—	0.1
Deferred tax assets	2,3	—	8.6	8.6

		94.0	8.7	102.7
Current assets
Inventories		32.2	—	32.2
Trade and other receivables	3	32.4	(1.0)	31.4
Cash and cash equivalents		9.9	—	9.9

		74.5	(1.0)	73.5

Total Assets		168.5	7.7	176.2

Equity and liabilities
Capital reserves attributable to the Group's equity holders:
Ordinary share capital		0.9	—	0.9
Retained earnings	7	95.6	(18.5)	77.1
Translation reserve	4	—	1.0	1.0
Merger reserve		(207.5)	—	(207.5)

Ordinary shareholders' equity		(111.0)	(17.5)	(128.5)
Preference shareholders' funds		98.0	—	98.0

Equity attributable to the equity holders of the parent		(13.0)	(17.5)	(30.5)
Minority interests		0.8	—	0.8

Total equity		(12.2)	(17.5)	(29.7)

Non-current liabilities
Senior loan notes due 2009		129.1	—	129.1
Obligations under finance leases		0.1	—	0.1
Retirement benefits	2	6.2	24.4	30.6
Provisions	5,6	5.6	(2.5)	3.1
Deferred tax liabilities		0.6	—	0.6

		141.6	21.9	163.5
Current liabilities
Trade and other payables	6	37.2	(0.8)	36.4
Obligations under finance leases		0.3	—	0.3
Current income tax liabilities		1.6	—	1.6
Provisions	6	—	4.1	4.1

		39.1	3.3	42.4

Total liabilities		180.7	25.2	205.9

Total Equity and Liabilities		168.5	7.7	176.2

Notes to the reconciliation of equity at 1 January 2004

(1)
Software costs of £0.1 million have been capitalised under IFRS.

(2)
An additional pension liability of £24.4 million is recognised under IFRS which was not recognised under previously adopted UK GAAP. A deferred tax asset of £7.6 million relating to this liability has also been recognised.

(3)
Under IFRS deferred tax assets are shown separately from trade and other receivables. Consequently, the deferred tax asset of £1.0 million at 1 January 2004 has been transferred to non-current assets.

(4)
Exchange differences of £1.0 million arising on translation of foreign operations are shown as a separate reserve under IFRS.

(5)
Under IFRS the Group has reassessed its liabilities for its US working compensation schemes and in the UK a smaller permanent disability allowance scheme. For these arrangements the Group originally had an accrual of £0.3 million as at 1 January 2004 and this has been increased to £1.1 million to cover the uninsured elements of these types of arrangements across the Group.

(6)
Under IFRS short-term provisions and long-term provisions are disclosed separately. Consequently, £3.3 million and £0.8 million were transferred from long-term provisions and trade and other payables respectively to short-term provisions.

(7)
The adjustments to retained earnings are as follows:

£ million
Intangible assets (note 1)	0.1
Pension liability (note 2)	(24.4)
Deferred tax on pensions (note 2)	7.6
Translation reserve (note 4)	(1.0)
Other employee benefits (note 5)	(0.8)

18.5

Reconciliation of equity at 31 December 2004

	Notes	UK GAAP	IFRS Adjustments	IFRS
		(£ million)
Assets
Non-current assets
Property, plant and equipment		67.1	—	67.1
Intangible assets	1,2	21.9	1.9	23.8
Investments		0.1	—	0.1
Deferred tax assets	3,4	—	7.4	7.4
Other non-current assets		2.1	—	2.1

		91.2	9.3	100.5
Current assets
Inventories		34.9	—	34.9
Trade and other receivables	4	29.7	(0.2)	29.5
Cash and cash equivalents		6.9	—	6.9

		71.5	(0.2)	71.3

Total Assets		162.7	9.1	171.8

Equity and liabilities
Capital reserves attributable to the Group's equity holders:
Ordinary share capital		0.9	—	0.9
Retained earnings	9	83.0	(14.2)	68.8
Translation reserve	5	—	(0.8)	(0.8)
Merger reserve		(207.5)	—	(207.5)

Ordinary shareholders' equity		(123.6)	(15.0)	(138.6)
Preference shareholders' funds		102.9	—	102.9

Equity attributable to the equity holders of the parent		(20.7)	(15.0)	(35.7)
Minority interests		0.8	—	0.8

Total equity		(19.9)	(15.0)	(34.9)

Non-current liabilities
Senior loan notes due 2009		129.5	—	129.5
Retirement benefits	3	4.8	23.3	28.1
Provisions	6,7	3.5	(0.5)	3.0
Deferred tax liabilities		1.2	—	1.2
Other long-term liabilities	8	2.1	0.1	2.2

		141.1	22.9	164.0
Current liabilities
Bank loans and overdraft		4.5	—	4.5
Trade and other payables	6	36.7	(0.3)	36.4
Obligations under finance leases		0.1	—	0.1
Current income tax liabilities		0.2	—	0.2
Provisions	7	—	1.5	1.5

		41.5	1.2	42.7

Total liabilities		182.6	24.1	206.7

Total Equity and Liabilities		162.7	9.1	171.8

Notes to the reconciliation of equity at 31 December 2004

(1)
Software costs of £0.1 million have been capitalised under IFRS.

(2)
Under IFRS goodwill is not amortised. Consequently, the charge under UK GAAP of £1.8 million has been written back against intangible fixed assets.

(3)
An additional pension liability of £23.3 million is recognised under IFRS which was not recognised under UK GAAP. A deferred tax asset of £7.2 million relating to this liability has also been recognised.

(4)
Under IFRS deferred tax assets are shown separately from trade and other receivables. Consequently, the deferred tax asset of £0.2 million at 31 December 2004 has been transferred to non-current assets.

(5)
Exchange differences of £0.8 million arising on translation of foreign operations are shown as a separate reserve under IFRS.

(6)
Under IFRS the Group has reassessed its liabilities for its US working compensation schemes and in the UK a smaller permanent disability allowance scheme. For these arrangements the Group originally had an accrual of £0.3 million as at 1 January 2004 and this has been increased to £1.0 million to cover the uninsured elements of these types of arrangements across the Group.

(7)
Under IFRS short-term provisions and long-term provisions are disclosed separately. Consequently, £1.5 million was transferred from long-term provisions to short-term provisions.

(8)
Other long-term liabilities include an additional £0.1 million in relation to an increased operating lease liability.

(9)
The adjustments to retained earnings are as follows:

£ million
Intangible assets (note 1)	0.1
Goodwill amortisation (note 2)	1.8
Pension liability (note 3)	(23.3)
Deferred tax on pensions (note 3)	7.2
Translation reserve (note 5)	0.8
Other employee benefits (note 5)	(0.7)
Operating lease (note 8)	(0.1)

(14.2)

Reconciliation of Income Statement for the year ended 31 December 2004

	Notes	UK GAAP	IFRS Adjustments	IFRS
		(£ million)
Continuing operations
Revenue	1	227.1	(0.3)	226.8
Cost of sales	1,2,3	(184.9)	1.2	(183.7)

Gross profit		42.2	0.9	43.1
Other income		0.2	—	0.2
Distribution costs		(5.7)	—	(5.7)
Administrative expenses	4	(23.5)	(0.1)	(23.6)

Trading profit		13.2	0.8	14.0
Goodwill amortisation	5	(1.8)	(1.8)	—
Restructuring costs		(0.8)	—	(0.8)
Environmental costs		(0.6)	—	(0.6)

Operating profit		10.0	2.6	12.6
Profit on disposal of fixed assets		1.8	—	1.8

Profit on ordinary activities before interest		11.8	2.6	14.4
Finance income		0.1	—	0.1
Finance costs		(14.2)	—	(14.2)

(Loss)/profit on ordinary activities before taxation		(2.3)	2.6	0.3
Tax on (loss)/profit on ordinary activities	6	(3.4)	(0.3)	(3.7)

Loss for the financial year on continuing activities		(5.7)	2.3	(3.4)
Loss for the year from discontinued activities	1	—	(0.2)	(0.2)

Loss for the year		(5.7)	2.1	(3.6)

Attributable to:
Equity shareholders		(10.6)	2.1	(8.5)
Preference shareholders		4.9	—	4.9

		(5.7)	2.1	(3.6)

Notes to the reconciliation of the income statement for the year ended 31 December 2004

(1)
Under IFRS, the net result for discontinued operations of £0.2 million is shown as one line on the face of the income statement after the charge for taxation. Consequently, revenue of £0.3 million and cost of sales of £0.5 million have been transferred from total revenue and cost of sales.

(2)
The pension charge under IAS 19 is £0.6 million lower than under UK GAAP. This has resulted in a decrease in employment costs charged to cost of sales of £0.6 million.

(3)
A reduction in the provision for an employee permanent disability allowance scheme (long-term sick pay) resulted in a credit to cost of sales of £0.1 million.

(4)
Administrative expenses increased by £0.1 million as a result of an additional charge of £0.1 million relating to an operating lease.

(5)
Under IFRS goodwill is not amortised. Consequently, the charge under UK GAAP of £1.8 million has been reversed under IFRS.

(6)
An additional deferred tax charge of £0.3 million has been recognised under IFRS as a result of the changes in the profit before tax.

Reconciliation of cash flow statement for the year ended 31 December 2004

	Notes	UK GAAP	IFRS Adjustments	IFRS
		(£million)
Cash flows from operating activities
Operating profit	1	10.0	2.6	12.6
Less: loss from discontinued operations	2	—	(0.2)	(0.2)
Adjustments for:
Depreciation		8.0	—	8.0
Amortisation of goodwill	3	1.8	(1.8)	—
Increase in inventories		(3.9)	—	(3.9)
Decrease in receivables		1.7	—	1.7
Decrease in payables and provisions	4	(3.3)	(0.6)	(3.9)
Income tax paid		(3.5)	—	(3.5)

Net cash flows from operating activities		10.8	—	10.8

Cash flows from investing activities
Interest received		0.1	—	0.1
Purchase of property, plant and equipment		(8.4)	—	(8.4)
Proceeds on disposal of property, plant and equipment		4.3	—	4.3
Acquisition of subsidiary		(0.1)	—	(0.1)

Net cash used in investing activities		(4.1)	—	(4.1)

Financing activities
Interest paid		(13.7)	—	(13.7)
Minority dividends paid		(0.1)	—	(0.1)
Draw down of revolving credit facilities		7.0	—	7.0
Repayment of revolving credit facilities		(2.5)	—	(2.5)
Repayment of obligation under finance leases		(0.3)	—	(0.3)

Net cash from financing activities		(9.6)	—	(9.6)

Net decrease in cash and cash equivalents		(2.9)	—	(2.9)

Net decrease in cash and cash equivalents		(2.9)	—	(2.9)
Net foreign exchange differences		(0.1)	—	(0.1)
Cash and cash equivalents at 1 January 2004		9.9	—	9.9

Cash and cash equivalents at 31 December 2004		6.9	—	6.9

Notes to the reconciliation of the cash flow statement for the year ended 31 December 2004

(1)
The adjustments to profit before tax are as follows:

£ million
Decrease in pension liability	0.6
Decrease in PDA accrual	0.1
Reversal of goodwill amortisation	1.8
Increase in operating lease liability	(0.1)
Loss on discontinued operations	0.2

2.6

(2)
Under IFRS 5, the net result of discontinued operations is disclosed as one line item on the income statement.

(3)
Under IFRS goodwill is not amortised. Consequently, the charge for the year under UK GAAP of £1.8 million has been reversed under IFRS.

(4)
Under IFRS the pensions costs charged to cost of sales were £0.6 million lower than under UK GAAP. The decrease in the PDA accrual of £0.1 million is offset by the additional operating lease liability of £0.1 million.

32.    Differences Between IFRS and United States Generally Accepted Accounting Principles

 The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union which differ from United States generally accepted accounting principles ("US GAAP"). The effect of the accounting treatment for the recapitalisation in 1999 under both accounting principles generally accepted in the United Kingdom ("UK GAAP") and ("US GAAP") was that the accounting basis in Luxfer Group Limited was carried over into Luxfer Holdings PLC. Under US GAAP, as there was no change in control, the recapitalisation would have been accounted for as a "recapitalisation—restructuring" under EITF 88-16, "Basis in Leveraged Buyout Transactions", for which a change in accounting basis is not appropriate. Accordingly, no differences between UK GAAP and US GAAP were created. The significant differences between IFRS and US GAAP applicable to the Group are summarised below.

Pension costs

IFRS requires that in respect of defined benefit plans, obligations are measured at discounted fair value whilst plan assets are recorded at fair value. The cost of providing benefits is determined using the Projected Unit Method, with actuarial valuations being carried out at each balance sheet date. The charge to the income statement is based on an actuarial calculation of the Group's portion of the annual expected costs of the benefit plans, based on a series of actuarial assumptions which include an estimate of the regular service costs, the liability discount rate and the expected return on assets. US GAAP adopts a similar approach. Under IFRS, actuarial gains and losses are permitted to be recognised immediately in the statement of recognised income and expense. Under US GAAP, such actuarial gains and losses are required to be amortised on a straight line basis over the average remaining service period of employees if they fall outside a pre-determined range. A minimum pension liability is also recognised through other comprehensive income in certain circumstances where there is a deficit of plan assets relative to the accumulated benefits obligation, IFRS has no equivalent requirement.

Deferred taxation

Under IFRS, full provision for deferred tax is made, although deferred tax assets are only recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Under US GAAP, deferred taxation is provided on a full liability basis, which requires deferred tax assets to be recognised without a valuation allowance if their realisation is considered to be more likely than not, but reduced by a valuation allowance to an amount that is more likely than not to be realised if this is not the case.

Loan issue costs

Under IFRS, unamortised loan issue costs are deducted from the principal amount of the capital instrument.

Under US GAAP, unamortised loan issue costs are shown as current and non-current prepayments as appropriate.

Goodwill and intangible assets

From the date of transition, goodwill is tested annually for impairment but not amortised. Under US GAAP, there is an equivalent requirement, but the effective date was 1 January 2002.

Accounting for derivatives and hedging activities

The Group adopted IAS 32 and IAS 39 from 1 January 2005. Consequently, derivative financial instruments are recognised at fair value from that date. The Group uses a range of financial instruments to help manage financial risks relating to aluminium metal price volatility and movements in foreign currency exchange rates. These are cash flow hedges under IFRS. Movements in the fair value of the derivatives are recorded in equity if the derivative qualifies for hedge accounting. Otherwise the movements in fair value are recognised in the income statement. From 1 January 2005 onwards, the Group designated its derivative financial instruments as qualifying hedge instruments under IAS 39 and accordingly, changes in fair value of these derivative financial instruments has been included within equity, from the designation date.

For the year ended 31 December 2004, derivative financial instruments were accounted for in accordance with UK GAAP and accordingly, the fair values of these contracts were not recognised on the balance sheet.

Under US GAAP, all derivative instruments (including those embedded in other contracts) are recognised on the balance sheet at their fair values. Changes in fair value are recognised in net income unless specific hedge criteria are met. If a derivative qualifies for hedge accounting under US GAAP, changes in fair value are recognised periodically in net income or in shareholders' equity as a component of other comprehensive income depending on whether the derivative qualifies as a fair value or cash flow hedge.

The Group did not designate any of its derivative instruments as qualifying hedge instruments under FAS 133 in 2004. However, the introduction of IFRS led to a change in the documentation surrounding derivative financial instruments. Therefore, any new instruments entered into from 1 January 2005 were designated as hedged items. Accordingly, the changes in the fair value of the derivative financial statements entered into during 2005 have been included in equity.

The Group uses a range of financial instruments to help manage financial risks relating to aluminium metal price volatility and movements in foreign currency exchange rates. These risks and the hedging used to mitigate them are explained in detail in '—Quantitative and qualitative disclosure about market risk'. In 2005 and 2004 the Group accounted for its derivatives under the adoption of SFAS 133 as follows:

•
Forward foreign currency exchange contracts used to hedge transaction risks.    The value of these contracts is calculatd by determining what the Group would be expected to receive or pay on termination of each individual contract by comparison to present market prices, this being a best estimate of their fair market value. At 31 December 2004, the movement in the fair values of these contracts was a loss of £0.1 million, which had not been recognised in the balance sheet under IFRS, and therefore an adjustment of £0.1 million loss has been made in the 2004 reconciliation of "Profit for the year'. At 31 December 2005, the fair values of these contracts was negligible. Accordingly, no adjustment between IFRS and US GAAP is required.

•
Forward aluminium LME contracts.    The fair value of these contracts is determined by reference to the quoted LME forward rates. These contracts have been adjusted to fair market value in the consolidated balance sheet. For 31 December 2004, the fair value of aluminium contracts was a gain of £1.5 million giving a movement in fair value of £0.7 million from 2003. This profit was recognised as a difference in net profit between IFRS and US GAAP in 2004. For the year ended 31 December 2005, the fair value of the aluminium contracts was a gain of £0.8 million. The movement in fair value of £0.7 million was recognised in equity under both IFRS and US GAAP.

Preference shares and preference dividends

At 31 December 2004 under UK GAAP, redeemable preference shares were shown as part of shareholders' funds and identified as being non-equity. The preference share dividends were accounted for as an appropriation of profit.

The Group adopted IAS 32 and 39 on 1 January 2005. For the year ended 31 December 2005, the preference shares were disclosed as a non-current liability and the preference shares as a finance cost.

Under US GAAP, the presentation of the shares is consistent with IFRS however, for both periods the preference dividends have been treated as an appropriation of profit.

New U.S. Accounting Standards and Pronouncements not yet adopted

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs' to clarify the accounting for abnormal amounts of facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after 15 June 2005 and is not expected to have a material effect on the results or the net assets of Luxfer.

 In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 requires retrospective application of prior periods' financial statements for changes in accounting principle. SFAS No. 154 applies to accounting periods beginning after 15 December 2005 and is not expected to have a material effect on the results or the net assets of Luxfer.

The following is a summary of the significant adjustments to the loss for the year and shareholders' funds which would be required if US GAAP were to be applied instead of IFRS.

Loss for year

	Year ended 31 December
	2004	2005
	(£ million)
Loss for the year as reported in the consolidated income statement	(3.6)	(6.6)
Adjustments:
Forward foreign exchange contracts	(0.1)	0.5
Forward aluminium LME price contracts	0.7	(1.5)
Pensions costs	(0.4)	(2.3)
Provision for rationalisation and redundancies	(2.6)	—
Workers compensation	(0.1)	(0.6)
Operating lease	0.1	(0.1)
Preference share dividend	—	5.2
Deferred taxation—methodology	—	—
—on above adjustments	0.9	1.0

Net loss for the year as adjusted to accord with US GAAP	(5.1)	(4.4)

Comprising:
Loss before extraordinary items arising from:
Continuing operations	(4.9)	(4.2)
Discontinued operations
—results of operations(1)	(0.2)	(0.2)

Net Loss	(5.1)	(4.4)

(1)
related taxation of £nil (2004: £nil).

Comprehensive income

	Year ended 31 December
	2004	2005
	(£ million)
Net loss for the year as adjusted to accord with US GAAP	(5.1)	(4.4)
(Increase)/decrease in minimum pension liability	(1.0)	2.7
Deferred taxation on increase in minimum pension liability	0.3	(0.9)
Transfers to income statement on cashflow hedges	—	0.8
Other comprehensive income
Cumulative translation adjustment:
Arising on consolidation—net assets	(1.8)	3.3

Comprehensive (loss)/profit	(7.6)	1.5

Shareholders'deficit

	Year ended 31 December
	2004	2005
	(£ million)
Equity attributable to the equity holders of the parent as reported in the consolidated balance sheet under IFRS	(35.7)	(139.8)
Adjustments:
Intangible fixed assets—goodwill(2)
Cost or valuation	(6.2)	(6.2)
Accumulated amortisation	12.0	12.0

Net	5.8	5.8
Intangible fixed assets—pension assets	0.3	0.2
Intangible fixed assets—software costs	(0.1)	(0.1)
Current assets
Unamortised loan issue costs(1)	1.9	1.5
Forward aluminium LME price contracts(3)	1.5	—
Creditors falling due within one year
Forward foreign currency contracts	(0.5)	—
Creditors falling due after more than one year
Unamortised loan issue costs	(1.9)	(1.5)
Provisions for liabilities and charges
Pension costs	(0.8)	(2.1)
Provision for workers compensation	0.7	—
Lease liability	0.1	—
Deferred taxation—methodology	—	—
—on above adjustments	(0.1)	0.6
Redeemable preference shares	(113.9)	(11.0)

Shareholders' deficit as adjusted to accord with US GAAP	(142.7)	(146.4)

(1)
Unamortised loan issue costs of £1.1 million at 31 December 2005 (2004: £1.5 million) relate to the period after more than one year.

(2)
Upon the adoption of SFAS 142 US GAAP accumulated amortisation has been reduced to nil. A corresponding reduction in the cost of goodwill was also recorded less the historical difference between UK GAAP and US GAAP goodwill as calculated at acquisition.

(3)
At 31 December 2005 there were £nil (2004: £0.1 million) forward aluminium LME price contracts relating to the period after more than one year.

Reconciliation of movement in shareholders' deficit

Year ended 31 December 2005
(£ million)
Shareholders' deficit as adjusted to accord with US GAAP at 1 January	(142.7)
Loss for the year as adjusted to accord with US GAAP	(4.4)
Translation adjustment on consolidation of overseas investments	3.3
Cumulative preference dividend	(5.2)
Increase in hedging reserve	0.8
Decrease in minimum pension liability, net of deferred tax	1.8

Shareholders' deficit as adjusted to accord with US GAAP at 31 December	(146.4)

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under IFRS presents substantially the same information as that required under US GAAP but they differ, however, with regard to the classification of items within them and as regards to the definition of cash under IFRS cash and cash equivalents under US GAAP.

Under IFRS, cash flows are presented separately for operating activities, investing activities and financing activities. Similarly, US GAAP, also requires three categories of cash flow to be reported; operating, investing and financing. However, cash flows from financing under IFRS are disclosed differently under US GAAP. Under US GAAP, servicing of finance is reported within operating activities.

The categories of cash flow activity under US GAAP can be summarised as follows:

	Year ended 31 December
	2004	2005
	(£ million)
Cash outflow from operating activities	(2.9)	(1.3)
Cash outflow on investing activities	(4.2)	(6.9)
Cash inflow from financing activities	4.2	7.1
Exchange translation	(0.1)	0.1

Decrease in cash and cash equivalents	(3.0)	(1.0)
Cash and cash equivalents:
Beginning of the period	9.9	6.9

End of the period	6.9	5.9

EXTRACT OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF LUXFER HOLDINGS PLC AS OF AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006

EXPLANATORY STATEMENT

The financial information set out below does not constitute statutory accounts within the meaning of section 240 of the Companies Act, but has been extracted from the published unaudited consolidated accounts of the Company without material adjustment.

UNAUDITED CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTHS AND NINE MONTHS TO 30 SEPTEMBER 2006

Continuing operations	Three months to 30 Sept 2006	Three months to 30 Sept 2005	Nine months to 30 Sept 2006	Nine months to 30 Sept 2005
	£M	£M	£M	£M
Revenue by division:
Gas Cylinders	28.9	30.3	91.0	90.1
Elektron	25.8	24.7	83.8	75.7
Speciality Aluminium	3.2	2.7	10.7	10.2
Eliminations	(0.1)	—	(0.1)	—

	57.8	57.7	185.4	176.0
Cost of sales	(45.9)	(47.0)	(148.3)	(141.7)

Gross profit	11.9	10.7	37.1	34.3
Distribution costs	(1.4)	(1.7)	(4.4)	(4.9)
Administrative expenses	(5.6)	(5.9)	(18.1)	(18.2)
Other income	—	0.3	—	0.4

TRADING PROFIT	4.9	3.4	14.6	11.6
Trading profit by division:
Gas Cylinders	1.8	2.5	5.4	6.8
Elektron	3.2	0.9	9.5	4.6
Speciality Aluminium	(0.1)	—	(0.3)	0.2

Operating exceptional items	4.9	3.4	14.6	11.6
	0.7	(0.3)	—	(0.3)

OPERATING PROFIT	5.6	3.1	14.6	11.3
Loss on disposal of business	(0.8)	—	(2.9)	—

PROFIT ON OPERATIONS BEFORE INTEREST AND TAX	4.8	3.1	11.7	11.3
Finance costs:
Interest costs	(3.7)	(3.6)	(12.2)	(10.8)
Preference share dividend	(1.4)	(1.4)	(4.1)	(3.9)

LOSS BEFORE TAXATION	(0.3)	(1.9)	(4.6)	(3.4)
Taxation	(1.7)	(0.7)	(3.6)	(2.8)

LOSS FOR THE PERIOD AFTER TAXATION	(2.0)	(2.6)	(8.2)	(6.2)

Loss attributable to equity shareholders	(2.0)	(2.6)	(8.2)	(6.2)

OTHER GROUP FIGURES
EBITDA before exceptional items	6.9	5.4	20.7	17.5
Return on sales (Trading profit as a % of turnover)	8.5%	5.9%	7.9%	6.6%

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006

	Nine months to 30 September 2006	Nine months to 30 September 2005
	£M	£M
Income and expense recognised directly in equity:
Exchange differences on translation of foreign operations	(3.1)	1.4
Actuarial gains and losses on retirement benefit schemes	(3.0)	—
Tax credit on items taken directly to equity	1.0	—

Net (expense)/income recognised directly in equity	(5.1)	1.4
Transfers to income statement on cash flow hedges	(0.2)	0.1

Net (expense)/income recognised in equity	(5.3)	1.5
Loss for the period	(8.2)	(6.2)

Total recognised income and expense for the period	(13.5)	(4.7)

All the above recognised income and expense for the period and prior period is attributable to equity shareholders.

UNAUDITED CONSOLIDATED BALANCE SHEET

AS AT 30 SEPTEMBER 2006

	At 30 September 2006	At 30 September 2005	At 31 December 2005
	£M	£M	£M
ASSETS
Non-current assets:
Property, plant and equipment	56.1	67.4	67.8
Intangible assets	23.8	23.9	23.8
Investments	0.1	0.1	0.1
Deferred tax assets	5.7	6.3	5.5
Other non-current assets	2.3	2.1	2.1

	88.0	99.8	99.3

Current assets:
Inventories	36.8	38.7	35.7
Trade and other receivables	40.4	36.7	32.2
Income tax receivable	—	—	1.1
Cash and short term deposits	2.5	3.5	5.9

	79.7	78.9	74.9

TOTAL ASSETS	167.7	178.7	174.2

EQUITY AND LIABILITIES
Capital and reserves attributable to the Group's equity holders:
Ordinary share capital	0.9	0.9	0.9
Retained earnings	53.3	62.6	63.5
Translation reserve	(0.6)	1.3	2.5
Hedging reserve	0.6	0.1	0.8
Merger reserve	(207.5)	(207.5)	(207.5)

Equity attributable to the equity holders of the parent	(153.3)	(142.6)	(139.8)
Minority interest	0.8	0.8	0.8

Total equity	(152.5)	(141.8)	(139.0)

Non-current liabilities:
Senior Notes due 2009	130.3	129.8	129.9
Preference shares	112.2	106.8	108.1
Retirement benefits	22.2	28.1	21.9
Provisions	3.5	2.4	2.0
Other long term liabilities	2.3	2.1	2.1
Deferred tax liabilities	0.3	0.2	0.3

	270.8	269.4	264.3

Current liabilities:
Trade and other payables	44.0	38.7	34.1
Interest-bearing loans and borrowings	4.8	10.5	11.7
Current income tax liabilities	0.1	0.4	0.1
Provisions	0.5	1.5	3.0

	49.4	51.1	48.9

Total liabilities	320.2	320.5	313.2

TOTAL EQUITY AND LIABILITIES	167.7	178.7	174.2

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006

	Nine months to 30 September 2006	Nine months to 30 September 2005
	£M	£M
CASH FLOWS FROM OPERATING ACTIVITIES
Operating profit	14.6	11.3
Adjustments for:
Depreciation and amortisation	6.1	5.9
Retirement benefit non cash curtailment gain	(0.8)	—
Increase in inventories	(5.1)	(2.4)
Increase in receivables	(9.1)	(5.9)
Increase/(decrease) in payables	10.4	(2.2)
Decrease in retirement benefits	(1.5)	(0.6)
Decrease in provisions	(0.9)	(0.7)
Income tax paid	(1.6)	(2.5)

NET CASH FLOWS FROM OPERATING ACTIVITIES	12.1	2.9

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(4.2)	(5.2)
Purchase of intangible assets	(0.1)	(0.1)
Receipts from sale of business (net of costs)	6.9	—
Cash disposed of on sale of business	(0.3)	—

NET CASH FLOWS USED IN INVESTING ACTIVITIES	2.3	(5.3)

NET CASH FLOW BEFORE FINANCING	14.4	(2.4)

FINANCING ACTIVITIES
Interest paid	(7.1)	(7.2)
Interest received	—	0.1
New bank facility setup costs	(1.3)	—
Advisory costs in relation to financing activities	(2.1)	—
New bank loan facilities drawn down	4.8	6.0
Repayment of previous banking facilities	(11.7)	—
Repayments of obligations under finance leases	—	(0.1)

NET CASH FLOWS FROM FINANCING ACTIVITIES	(17.4)	(1.2)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3.0)	(3.6)

Net decrease in cash and cash equivalents	(3.0)	(3.6)
Net foreign exchange difference	(0.4)	0.2
Cash and cash equivalents at 1 January	5.9	6.9

Cash and cash equivalents at 30 September	2.5	3.5

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

1.    BASIS OF PREPARATION

 The accompanying unaudited condensed financial statements are consolidated interim financial statements for Luxfer Holdings PLC and its subsidiary undertakings. They have been prepared using accounting policies which are consistent with those disclosed in the preparation of the Group's audited financial statements as at 31 December 2005 and included in Luxfer Holdings PLC's Annual Report and Accounts for 2005. They do not include all of the information and footnotes required by IFRS for full financial statements and should be read in conjunction with the Group's Annual Report and Accounts for 31 December 2005. The Directors signed the statutory financial statements of Luxfer Holdings PLC, for the year ended 31 December 2005, on 26 April 2006 and the auditors' report thereon was unqualified. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the nine months ended 30 September 2006 are not necessarily indicative of the results that may be expected for the year ending 31 December 2006.

2.    NOTES TO GROUP CASH FLOW STATEMENT

(a) Reconciliation of net cash flow to movement in net debt

	Nine months to 30 Sept 2006	Nine months to 30 Sept 2005
	£M	£M
Decrease in net cash for the period	(3.0)	(3.6)
Cash outflow from repayment of debt and finance leases	—	0.1
Cash inflow from draw-down of short term bank debt	(4.8)	(6.0)
Cash outflow from repayment of short term bank debt	11.7	—

Change in net debt resulting from cash flows	3.9	(9.5)
Translation differences	(0.4)	0.2
Amortisation of debt issue costs	(0.4)	(0.3)

Movement in debt in the period	3.1	(9.6)
Net debt at the beginning of the period	(135.7)	(127.2)

Net debt at the end of the period	(132.6)	(136.8)

Net debt at the end of the period excludes the retirement benefit liability of £22.2 million and the preference share liability of £112.2 million.

EXTRACT FROM THE ANNUAL REPORT OF LUXFER HOLDINGS PLC
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

EXPLANATORY STATEMENT

The financial information set out below does not constitute statutory accounts within the meaning of section 240 of the Companies Act, but has been extracted from the published audited unconsolidated accounts of the Company without material adjustment.

Ernst & Young LLP are the Company's current auditors and have reported under section 235 of the Act in respect of the Company's statutory accounts for the year ended 31 December 2005. Such report was unqualified report and did not contain a statement under section 237(2) or (3) of the Companies Act.

The Company's statutory accounts for the year ended 31 December 2005 have been delivered to the Registrar of Companies.

COMPANY BALANCE SHEET

AS AT 31 DECEMBER 2005

	Notes	2005	2004 as restated
		(£M)	(£M)
FIXED ASSETS
Investments	2	234.6	234.6

		234.6	234.6
CURRENT ASSETS
Debtors	3	7.1	2.5
Cash at bank and in hand		0.6	0.6

		7.7	3.1
CREDITORS: amounts falling due within one year	4	(8.1)	(8.0)

NET CURRENT LIABILITIES		(0.4)	(4.9)
TOTAL ASSETS LESS CURRENT LIABILITIES		234.2	229.7
CREDITORS: amounts falling due in more than one year
Senior Notes due 2009	5	(158.5)	(158.1)
Preference shares	5	(108.1)	—
PENSION COMMITMENTS	9	(11.2)	(13.7)

		(43.6)	57.9

CAPITAL AND RESERVES
Called up share capital	7	0.9	87.0
Own shares held by ESOP	8	—	(2.8)
Profit and loss account	8	(44.5)	(26.3)

Shareholders' funds	8	(43.6)	57.9

Shareholders' funds are represented by:
—Equity		(43.6)	(45.0)
—Non-equity		—	102.9

		(43.6)	57.9

SIGNED ON BEHALF OF THE BOARD

Brian Purves                Stephen Williams

26 April 2006

NOTES TO THE COMPANY FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards and Section 235 of the Companies Act 1985.

During the year the Company adopted FRS 17 which is applicable for the years ended 31 December 2004 and 31 December 2005. The adoption of this new standard represents a change in accounting policy and comparative figures have been restated accordingly. The effects of this change in accounting policy are shown in Note 11.

No profit and loss account has been presented as permitted by section 230 of the Companies Act 1985.

Investments

Investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment.

Retirement benefit costs

In respect of defined benefit plans, obligations are measured at discounted present value whilst scheme assets are recorded at fair value. The cost of providing benefits is determined using the Projected Unit Method, with actuarial valuations being carried out at each balance sheet date. The charge to the income statement is based on an actuarial calculation of the Company's portion of the annual expected costs of the benefit plans, based on a series of actuarial assumptions which include an assumption of the regular service costs, the liability discount rate and the expected return on the assets.

When a settlement or curtailment occurs the obligation and the related plan assets are re-measured using current actuarial assumptions and the resultant gain or loss recognised in the profit and loss account in the period in which the settlement or curtailment occurs.

Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Financial assets and liabilities

Interest bearing loans and borrowings

All loans and borrowing are initially recorded at fair value net of issue costs associated with the borrowing.

Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an amortised cost basis and charged to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Capital instruments

Capital instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Capital instruments are all instruments that are issued by the Company as a means of raising finance, including shares, debentures, debt instruments and options and warrants that give the holder the right to subscribe for or obtain capital instruments. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. All equity instruments are included in shareholders' funds. Other instruments are classified as financial liabilities if they contain a contractual obligation to transfer economic benefits. The finance costs incurred in a respect of a capital instrument, other than equity shares, are charged to the income statement over the term of the instrument at a constant percentage rate to the carrying value.

In accordance with FRS 25, preference shares have been reclassified as financial liabilities during the year.

2.    INVESTMENTS

Subsidiary Undertakings
(£M)
Cost:
At 1 January 2005 and 31 December 2005	234.6

Details of the investments in which the Group or the Company holds more than 20% of the nominal value of any class of share capital are as follows:

Name of company	Country of incorporation	Holding	Proportion of voting rights and shares held	Nature of business
Architectural Distribution Systems Limited*	Eire	Ordinary shares	100%	Dormant
BA Holdings, Inc*	United States	Common stock	100%	Holding company
Biggleswick Limited*	England and Wales	Ordinary shares	80%	Non trading
BA Tubes Limited*	England and Wales	Ordinary shares	100%	Engineering
Hart Metals, Inc.*	United States	Common stock	100%	Manufacturing
LGL Manufacturing Services Limited*	England and Wales	Ordinary shares	100%	Dormant
Luxfer Australia Pty Limited*	Australia	Ordinary shares	100%	Distribution
Luxfer Gas Cylinders Limited*	England and Wales	Ordinary shares	100%	Engineering
Luxfer Gas Cylinders China Holdings Limited*	England and Wales	Ordinary shares	100%	Holding company
Luxfer Group Limited	England and Wales	Ordinary shares	100%	Holding company
Luxfer Group 2000 Limited	England and Wales	Ordinary shares	100%	Holding company
Luxfer, Inc.*	United States	Common stock	100%	Engineering
Luxfer Japan, Ltd*	Japan	Ordinary shares	100%	Distribution
Luxfer Overseas Holdings Limited*	England and Wales	Ordinary shares	100%	Holding company
Magnesium Elektron Limited*	England and Wales	Ordinary shares	100%	Manufacturing
Magnesium Elektron, Inc*	United States	Common stock	100%	Manufacturing
Magnesium Elektron North America, Inc.*	United States	Common stock	100%	Manufacturing
Magnesium Elektron Recycling CZ s.r.o.*	Czech Republic	Basic capital	100%	Recycling
MEL Chemicals China Limited	England and Wales	Ordinary shares	100%	Dormant
Niagara Metallurgical Products Limited*	Canada	Common stock	100%	Manufacturing
Reade Manufacturing Company*	United States	Common stock	100%	Manufacturing
Luxfer Gas Cylinders S.A.S.*	France	Ordinary shares	100%	Engineering
Zitzmann Druckguss GmbH*	Germany	Ordinary shares	100%	Manufacturing
Other Investments:
Nikkei-MEL Co Limited*	Japan	Ordinary shares	50%	Distribution

Subsidiary undertakings are all held by the Company unless indicated.

*
Held by a subsidiary undertaking.

(1)
Luxfer Gas Cylinders S.A.S. changed its name from Societé Metallurgique de Gerzat S.A.S. during the year.

3.    DEBTORS

	2005	2004
	(£M)	(£M)
Amounts due from subsidiary undertakings	7.1	2.5

4.    CREDITORS: amounts falling due within one year

	2005	2004
	(£M)	(£M)
Amounts owed to subsidiary undertakings	5.2	5.2
Accruals and deferred income	2.9	2.8

	8.1	8.0

5.    CREDITORS: amounts falling due after more than one year

	2005	2004
	(£M)	(£M)
Senior Notes due 2009	158.5	158.1

The Senior Notes due 2009 are listed on the Luxembourg Stock Exchange. The interest rate is fixed at 10.125% on a total principal amount of £160.0 million. A principal amount of £28.6 million (2004-£28.6 million) is held by the Group, through Luxfer Group Limited, a subsidiary of Luxfer Holdings PLC. The principal amount held by external parties is £131.4 million (2004-£131.4 million). The Senior Notes are shown net of unamortised issue costs of £1.5 million (2004-£1.9 million).

Preference share liability

(£M)
Preference shares at 31 December 2004 (see Note 7b)	86.1
Application of FRS 25 (see Note 7b)	16.8

Preference share liability at 1 January 2005	102.9
Preference share allocation of dividend to 31 December 2005	5.2

Preference share liability at 31 December 2005	108.1

6.    DEFERRED TAX

Retirement benefit obligations

(£M)
At 1 January 2005	(5.8)
Charged to statement of total recognised gains and losses	(0.2)
Charged to profit and loss	1.2

At 31 December 2005 (see Note 9)	(4.8)

No provision has been made for deferred tax assets in respect of losses carried forward of £25.5 million (2004-£26.7 million). These losses will only be available for offset if the holding company makes taxable profits. Given that the holding company incurs the interest payable on the Senior Notes, it is assumed the losses will not be recoverable in the foreseeable future. Assets are recognised in subsidiary companies where there is sufficient evidence to indicate that there will be future taxable profits. There is no other unprovided deferred tax.

7.    SHARE CAPITAL

(a)    Ordinary share capital

	2005	2004	2005	2004
	(No.)	(No.)	(£M)	(£M)
Authorised:
Ordinary shares of £0.6487 each	1,410,778	1,410,778	0.9	0.9
Deferred ordinary shares of £0.0001 each	10,000,000	10,000,000	—	—

	11,410,778	11,410,778	0.9	0.9

Allotted, called up and fully paid:
Ordinary shares of £0.6487 each	1,340,240	1,340,240	0.9	0.9
Deferred ordinary shares of £0.0001 each	20,000	20,000	—	—

	1,360,240	1,360,240	0.9	0.9

The rights of the shares are as follows:

Ordinary shares of £0.6487 each

The ordinary shares carry no entitlement to an automatic dividend but rank pari passu in respect of any dividend declared and paid other than preference dividend (see below).

Deferred ordinary shares of £0.0001 each

The 20,000 deferred shares have no entitlement to dividends or to vote and are entitled to a return of capital on a liquidation or winding up only after the holders of the ordinary shares have received £1,000,000 per ordinary share.

(b)    Preference share capital

	2005	2004	2005	2004
	(No.)	(No.)	(£M)	(£M)
Authorised:
Preference shares of £0.6487 each	132,683,760	132,683,760	86.0	86.0
"B" preference shares of £1 each	50,000	50,000	0.1	0.1

	132,733,760	132,733,760	86.1	86.1

Allotted, called up and fully paid:
Preference shares of £0.6487 each	132,683,760	132,683,760	86.0	86.0
Allotted, called up and 25% paid:
"B" preference shares of £1 each	50,000	50,000	0.1	0.1

	132,733,760	132,733,760	86.1	86.1

Disclosed within shareholders' funds			—	86.1
Disclosed within creditors due in more than one year			86.1	—

			86.1	86.1

Preference shares of £0.6487 each

The preference shares have an entitlement to a fixed cumulative dividend of 5% per annum payable on redemption of the preference shares.

Interest will accrue on unpaid preference dividends at the rate of 5% per annum of the nominal amount of the preference shares compounding on 31 December in each year. The preference shares are redeemable at any time, but must be redeemed in 2010 at par. In certain circumstances they can be redeemed earlier but only if permitted under the terms of the Senior Notes 2009 indenture. The ability to pay dividends in cash and redeem the preference shares is subject to certain restrictions contained in the indenture.

The preference shares had previously been disclosed as part of shareholders' funds. From 1 January 2005, the Group adopted IAS 32 and IAS 39 and under these new accounting standards the preference shares are now disclosed as non-current liabilities. The amount disclosed in the financial statements as a liability excludes the 9.65% held by the Employee Share Ownership Plan ("ESOP"). The ESOP's shares are deemed to be held within the Group and so are eliminated on consolidation. The table below sets out how the liability has been calculated.

(£M)
Nominal value of preference shares at 31 December 2004	86.1
Accrued dividend to 31 December 2004	27.8

113.9
ESOP's allocation of preference shares and accrued dividend	(11.0)

Non-equity shareholders' funds at 31 December 2004	102.9
Preference share of dividend to 31 December 2005	5.2

Preference share liability at 31 December 2005 (see Note 5)	108.1

"B" preference shares of £1 each

The 50,000 "B" preference shares are entitled to a dividend on the same terms as the Company's other preference shares and are entitled to be redeemed prior to any distribution or return of capital to shareholders. The "B" preference shares were also disclosed within shareholders' funds in 2004.

8.    RECONCILIATION OF SHAREHOLDERS' FUNDS AND MOVEMENTS IN RESERVES

	Share capital	Own shares held by ESOP	Profit and loss account	Shareholders' funds
	(£M)	(£M)	(£M)	(£M)
At 1 January 2004 (as previously stated)	87.0	(2.8)	(14.4)	69.8
Prior year adjustment (see Note 11)	—	—	(13.8)	(13.8)

At 1 January 2004 (as restated)	87.0	(2.8)	(28.2)	56.0
Loss for the year (as restated)	—	—	(2.4)	(2.4)
Credit back of preference dividend not paid	—	—	4.9	4.9
Actuarial loss	—	—	(0.6)	(0.6)

At 31 December 2004 (as restated)	87.0	(2.8)	(26.3)	57.9
Application of FRS 25	(86.1)	2.8	(19.6)	(102.9)

At 1 January 2005	0.9	—	(45.9)	(45.0)
Loss for the year	—	—	(0.9)	(0.9)
Actuarial gain	—	—	2.3	2.3

At 31 December 2005	0.9	—	(44.5)	(43.6)

As at 31 December 2005, accrued cumulative preference dividends amounted to £33.2 million (2004—£27.8 million). Up to 31 December 2004, these dividends have been accrued through the profit and loss account and credited back to reserves because the dividends are not due for payment. Following the implementation of FRS 26, the cumulative preference dividends have been included as a charge to the profit and loss account.

The loss after taxation dealt with in the financial statements of the parent company was £0.9 million (2004—£2.4 million).

9.    PENSION COMMITMENTS

 The Company is a member of the Luxfer Group Pension Plan, a defined benefit scheme in the United Kingdom. The levels of funding are determined by periodic actuarial valuations.

Actuarial gains and losses are recognised in full in the period in which they occur. Actuarial gains and losses are recognised outside profit or loss and presented in the Statement of Total Recognised Gains and Losses. The liability recognised in the balance sheet represents the present value of the defined benefit obligation, as reduced by the fair value of plan assets. The cost of providing benefits is determined using the Projected Unit Method.

The Luxfer Group Pension Plan was closed to new members in 1998, new employees then being eligible for an alternative defined contribution plan. With effect from April 2004 the Luxfer Group Pension Plan changed from a final salary to a career average revalued earnings benefit scale. In August 2005 a scheme specific earnings cap of £60,000 per annum was introduced, effectively replacing the statutory earnings cap. The valuation used for the FRS 17 accounting has been based on the most recent actuarial valuation at 5 April 2004 as carried out by an independent firm of professionally qualified actuaries, Lane Clark and Peacock, and updated, where appropriate to reflect the conditions at 31 December 2005.

The Directors have decided to adopt the accounting required by FRS 17 with effect from 1 January 2004. As required under that standard, this is a change in accounting policy requiring a prior year adjustment. The detailed accounting for pensions under FRS 17 is reflected in the balance sheet for 2005 and 2004. Further information on the impact of the accounting under FRS 17 is set out in Note 11. The full deficit relating to the pension scheme has been included in the parent company balance sheet. This is because it is not possible to allocate the deficit between the various subsidiary companies and the Directors consider that it is most appropriate to allocate it to the ultimate parent company in the Group, rather than leaving it as an unallocated consolidation adjustment as allowed by FRS 17.

The total credit to the Company's profit and loss account in respect of the defined benefit pension schemes was £1.3 million (2004-£0.8 million).

The financial assumptions used in the calculations are:

	Projected Unit Valuation United Kingdom
	2005	2004	2003
	(%)	(%)	(%)
Discount Rate	4.80	5.30	5.40
Salary Inflation	4.30	4.40	4.30
Price Inflation	2.80	2.90	2.80
Pension Increases	2.60	2.70	2.60

The expected rate of long-term return on the scheme's assets were:

	Long term rate of return expected
	2005	2004	2003
	(%)	(%)	(%)
Equities	7.30	7.50	7.80
Gilts	4.00	4.50	4.80
Other Bonds	4.40	5.30	5.40
Cash	4.00	4.50	4.60

The value of the scheme assets were:

	Value at 31 December 2005	Value at 31 December 2004	Value at 31 December 2003
	(£M)	(£M)	(£M)
Equities	97.9	88.2	80.9
Gilts	27.6	24.4	22.5
Other Bonds	12.4	7.3	6.8
Cash	—	0.7	0.5

Total market value of assets	137.9	120.6	110.7
Present value of scheme liabilities	(153.9)	(140.1)	(130.4)

Deficit in the scheme	(16.0)	(19.5)	(19.7)
Related deferred tax asset (see Note 6)	4.8	5.8	5.9

Net pension liability	(11.2)	(13.7)	(13.8)

Analysis of amount credited to operating profit:

	2005 UK	2004 UK
	(£M)	(£M)
In respect of defined benefit schemes:
Current service credit (employer's)	0.1	0.1
Curtailment and settlement credit	0.6	—

Total operating credit for defined benefit schemes	0.7	0.1

Analysis of amount credited to other finance income:

	2005 UK	2004 UK
	(£M)	(£M)
Expected return on pension scheme assets	7.9	7.7
Interest on pension scheme liabilities	(7.3)	(7.0)

Net credit to other finance income	0.6	0.7

Analysis of amount recognised in the Statement of Total Recognised Gains and Losses:

	2005 UK	2004 UK
	(£M)	(£M)
Actual return less expected return on pension scheme assets	13.9	5.1
Changes in assumptions underlying the present value of scheme liabilities	(11.2)	(5.7)
Other movements	(0.6)	—

Actuarial profit/(loss) recognised in Statement of Total Recognised Gains and Losses	2.1	(0.6)

Analysis of movement in deficit in the scheme during the year:

	2005 UK	2004 UK
	(£M)	(£M)
Deficit in defined benefit schemes at beginning of year	(19.5)	(19.7)
Current service cost (employers and employees)	(2.1)	(2.6)
Aggregate Contributions (employers and employees)	2.3	2.7
Curtailment and settlement credit	0.6	—
Other finance cost	0.6	0.7
Actuarial gain/(loss) recognised in Statement of Total Recognised Gains and Losses	2.1	(0.6)

Deficit in defined benefit schemes at end of year	(16.0)	(19.5)

	2005 UK	2004 UK	2003 UK	2002 UK
History of experience in gains and losses:
Difference between the expected and actual return on scheme assets:
Amount £M	13.9	5.1	9.8	(22.4)
Percentage of scheme assets	10%	4%	9%	(23)%

Experience of gains and losses on scheme liabilities:
Amount £M	—	—	14.8	—
Percentage of present value of scheme liabilities	0%	0%	11%	—

Total amount recognised in Statement of Total Recognised Gains and Losses:
Amount £M	2.1	(0.6)	12.5	(28.0)
Percentage of present value of scheme liabilities	—	—	10%	(21)%

10.    THE LUXFER GROUP EMPLOYEE SHARE OWNERSHIP PLAN 1997

 The Group has established an employee benefit trust ("the ESOP") with independent trustees, to purchase and hold shares in trust which are used to satisfy options granted to senior executives in the Group under The Luxfer Group Unapproved Executive Share Option Scheme 1997 ("the 1997 Scheme") and the more recently established Luxfer Holdings Unapproved Executive Share Scheme 2001 ("the 2001 Scheme") (together "the Schemes").

The ESOP was established with the benefit of a gift equivalent to the set up and running costs. Purchase monies required by the ESOP trustees to purchase shares for and under the provisions of the trust are provided by way of an interest free loan from a Group subsidiary. The loan is repayable, in normal circumstances, out of monies received from employees when they exercise options granted to them over shares under the Schemes. Surplus shares are held to satisfy future option awards. The ESOP trustees have waived their right to receive dividends on shares held in the trust.

The Remuneration Committee is charged with determining which senior employees are to be granted options and in what number. Under the Schemes, options become exercisable on the occurrence of a listing or sale of the Company or as otherwise determined by the Remuneration Committee. The Schemes each have a duration of 10 years. In normal circumstances, options under the 1997 Scheme will expire on the seventh anniversary of their grant or the second anniversary of a listing of the Company and options under the 2001 Scheme will expire on the tenth anniversary of their grant or the second anniversary of a listing of the Company.

During the year 3,703,788 options over preference shares granted to employees in 1998 under the 1997 Scheme were due to expire. Prior to the expiry date the Remuneration Committee determined to offer employees (and ex-employees who would continue to be eligible to hold options over preference shares under the Rules of the 2001 Scheme after the expiry date) the opportunity to exchange their existing options held under the 1997 Scheme for identical options under the 2001 Scheme. 2,214,927 options over preference shares were rolled over. The remaining 1,488,861 of these options lapsed or expired during the year. Options over preference shares are accounted for under the Projected Unit Credit Method.

At 31 December 2005: the ESOP held 46,471 ordinary shares of £0.6487 each (2004-46,471) and 12,803,769 preference shares of £0.6487 each (2004-12,803,769) in the Company; employees held options under the terms of the Schemes over 7,388,499 preference shares of £0.6487 each ((2004-8,877,360) in the Company and 42,888 ordinary shares of £0.6487 each (2004-42,888) in the Company. The loans outstanding from the ESOP were £2.7 million (2004-£2.7 million).

The costs of the ESOP are charged through a subsidiary of the Company.

After the year end in March 2006, the final tranche of options under the 1997 Scheme granted in 1999, totalling 2,588,553 options, were due to expire. In January 2006, the Remuneration Commitee determined to offer employees (and ex-employees who would continue to be eligible to hold options over preference shares under the rules of the 2001 Scheme after the expiry date) the opportunity to exchange these existing options held under the 1997 Scheme for identical options under the 2001 Scheme. 2,422,926 options over preference shares were rolled over. The remaining 165,627 of these options expired on 21 March 2006. All options under the 1997 Scheme have now expired.

11.    PRIOR YEAR ADJUSTMENT

 The adoption of the full provisions of Financial Reporting Standard 17, "Retirement Benefits", now requires the full consolidation of the fair value of the assets and liabilities arising from retirement benefit obligations. The impact of this change in accounting policy is shown below:

Balance sheet

	Pension liability	Shareholders' funds
	(£M)	(£M)
Year ended 31 December 2005
Excluding effect of FRS 17	—	(32.4)
Adoption of FRS 17	(11.2)	(11.2)

As stated	(11.2)	(43.6)

Year ended 31 December 2004
As previously stated	—	71.6
Adoption of FRS 17	(13.7)	(13.7)

As restated	(13.7)	57.9

12.    RELATED PARTY TRANSACTIONS

 The company has taken advantage of the exemption in FRS 8 from disclosing transactions with related parties that are part of Luxfer Holdings PLC.